As filed with the U.S. Securities and Exchange Commission on March 4, 2026.

Registration No. 333-293885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

AMENDMENT NO. 2

to

FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________

Odysseus Holdings Limited
(Exact name of registrant as specified in its charter)

____________________

Bailiwick of Jersey, Channel Islands	6199	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2 Hill Street
St. Helier, JE2 4UA
Jersey, Channel Islands
+44 1534 513 100
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

____________________

CoinShares Co
437 Madison Ave, 28th Floor
New York, NY 10022
(603) 256-5661
(Name, address, including zip code and telephone number, including area code, of agent for service)

____________________

Copies to:

Joel Rubinstein White & Case LLP 1221 Avenue of the Americas New York, NY 10020 Telephone: (212) 819-2505	Jonathan Ko Paul Hastings LLP 515 South Flower Street, Twenty-Fifth Floor Los Angeles, CA 90071 Telephone: (213) 683-6000

_________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and upon consummation of the business combination described in the enclosed proxy statement/prospectus.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)              ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANTS

Name	State or Other Jurisdiction of Incorporation	I.R.S. Employer Identification Number	Address and Telephone Number of Registrant’s Principal Executive Offices
CoinShares International Limited	Bailiwick of Jersey, Channel Islands	Not Applicable	2nd Floor, 2 Hill Street, JE2 4UA St Helier Jersey, Channel Islands +44 15 3451 3100

____________

(1)      The agent for service for the Co-Registrant is:

CoinShares Co
437 Madison Ave, 28th Floor
New York, NY 10022
(603) 256-5661

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, DATED MARCH 4, 2026

PROXY STATEMENT FOR Extraordinary General MEETING OF Shareholders OF
VINE HILL CAPITAL INVESTMENT CORP.

AND

PROSPECTUS FOR UP TO 26,400,001 ORDINARY SHARES, 11,000,000
WARRANTS, AND 11,000,000 ORDINARY SHARES issuable upon
exercise of Warrants
OF
Odysseus Holdings Limited

The Board of Directors of Vine Hill Capital Investment Corp., a Cayman Islands exempted company (“Vine Hill”), has unanimously approved and determined to be in the best interests of Vine Hill and its shareholders the business combination among Vine Hill, CoinShares International Limited, a public company limited by shares organized under the laws of Jersey (“CoinShares”), Odysseus Holdings Limited, a private company limited by shares organized under the laws of Jersey (“Holdco”) and Odysseus (Cayman) Limited, a Cayman Islands exempted company (“SPAC Merger Sub”), pursuant to which, (a) subject to the approval of Vine Hill’s shareholders, among other things, Vine Hill will merge with and into SPAC Merger Sub, with SPAC Merger Sub being the surviving entity as a direct, wholly-owned subsidiary of Holdco (the “SPAC Merger”) and with each Vine Hill shareholder receiving one no par value ordinary share of Holdco (each, a “Holdco Ordinary Share”) for each Vine Hill Class A ordinary share (each, a “Vine Hill Class A Share”), (b) subject to the approval of Vine Hill and CoinShares Shareholders, among other things, SPAC Merger Sub will acquire CoinShares, with such acquisition being effected by the exchange of all ordinary shares £0.000495 each in CoinShares’ share capital (each, a “CoinShares Share”) for Holdco Ordinary Shares by way of a court sanctioned scheme of arrangement under Jersey law (the “Scheme of Arrangement” and, together with the SPAC Merger, the “Mergers”), pursuant to which CoinShares will become a direct, wholly-owned subsidiary of SPAC Merger Sub, and (c) after the Mergers, SPAC Merger Sub will distribute any remaining cash (after giving effect to valid redemption elections of its public shareholders) in Vine Hill’s trust account held for the benefit of its public shareholders (the “Trust Account”) to Holdco and will be liquidated, pursuant to the terms and subject to the conditions set forth in the Business Combination Agreement, dated as of September 8, 2025, attached to this proxy statement/prospectus as Annex A (as it may be amended, restated, supplemented and/or otherwise modified from time to time, the “Business Combination Agreement”). As a result of the transactions contemplated by the Business Combination Agreement (collectively, the “Business Combination”), SPAC Merger Sub and CoinShares will become wholly-owned subsidiaries of Holdco and Holdco will become a publicly traded company. Holdco will be renamed CoinShares PLC in connection with the closing of the Business Combination. Thereafter, SPAC Merger Sub will be liquidated promptly such that CoinShares is the only direct subsidiary of Holdco.

As consideration for the SPAC Merger, at the effective time of the SPAC Merger, (a) each issued and outstanding Vine Hill Class A Share (including each Vine Hill Class A Share issued upon the Sponsor Share Conversion (as defined below)) will be converted into one Holdco Ordinary Share and (b) each outstanding public warrant of Vine Hill (each, a “Vine Hill Public Warrant”) will be assumed by Holdco as a public warrant of Holdco (each, a “Holdco Warrant”), having substantially the same terms and conditions and exercisable for Holdco Ordinary Shares. As consideration for the Scheme of Arrangement, at the effective time of the Scheme of Arrangement, (w) each CoinShares Share that is issued and outstanding (other than the PIPE Shares (as defined below)) will be exchanged for the number of Holdco Ordinary Shares equal to the quotient obtained by dividing (i) (A) $1.2 billion divided by (B) the number of Fully Diluted Equity Securities (as defined below) (such quotient obtained by dividing (A) by (B), the “Equity Value Per Share”) by (ii) $10.00 (such quotient obtained by dividing (i) by (ii), the “Equity Exchange Ratio”); (x) each option to purchase CoinShares Shares (each, a “CoinShares Option”) that is issued and outstanding and has vested pursuant to its terms will be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the excess of the Equity Value Per Share over the exercise price of such CoinShares Option that has vested by (ii) the number of CoinShares Shares underlying such CoinShares Option; (y) (i) each CoinShares Option that is unvested will be converted into an option to purchase a number of Holdco Ordinary Shares equal to the product obtained by multiplying (A) the number of CoinShares Shares underlying such CoinShares Option by (B) the Equity Exchange Ratio and (ii) the per share exercise price of each Holdco Ordinary Share issuable upon exercise of each such converted CoinShares Option will be equal to the quotient obtained by dividing (A) the exercise price per share of such CoinShares Option immediately before the effective time of the Scheme of Arrangement by (B) the Equity Exchange Ratio, subject to the same terms and conditions of such CoinShares Option prior to conversion; and (z) each PIPE Share will be exchanged for one Holdco Ordinary Share. “Fully Diluted Equity Securities” means (a) CoinShares Shares issued and outstanding immediately prior to the effective time of the Scheme of Arrangement (other than the PIPE Shares) and (b) CoinShares Shares that, immediately prior to the effective time of the Scheme of Arrangement, would be issued if CoinShares Options, whether vested or unvested, were net settled by withholding CoinShares Shares upon exercise.

Concurrently with the execution of the Business Combination Agreement, in connection with a financing effort related to the Business Combination, CoinShares and Holdco entered into a subscription agreement with an institutional investor (the “PIPE Investor” and, such subscription agreement, the “PIPE Subscription Agreement”). Subject to the terms and conditions of the PIPE Subscription Agreement, the PIPE Investor agreed to subscribe for and purchase 5,000,000 CoinShares Shares from CoinShares (the “PIPE Investment Shares” and, such investment, the “PIPE Investment”) for a total purchase price of $50,000,000. In consideration of the PIPE Investor’s commitment, CoinShares has agreed, subject to the PIPE Investor’s compliance with its obligations under the PIPE Subscription Agreement, to issue to the PIPE Investor an additional 1,666,667 CoinShares Shares as a commitment fee immediately prior to the effective time of the Scheme of Arrangement (the “Commitment Fee Shares” and together with the PIPE Investment Shares, the “PIPE Shares”). Pursuant to the PIPE Subscription Agreement, the PIPE Investor may elect to reduce the number of PIPE Investment Shares that it is obligated to purchase under the PIPE Subscription Agreement by the number of Vine Hill Class A Shares acquired by the PIPE Investor in the open market or in privately negotiated transactions with third parties after the date of the Subscription Agreement and prior to the Extraordinary General Meeting and not submitted for redemption (on a one-for-one basis up to the total amount of PIPE Investment Shares subscribed for under the PIPE Subscription Agreement). Based on the most recent Schedule 13G filed by the PIPE Investor, the PIPE Investor holds 1,967,329 Vine Hill Class A Shares, representing approximately 39.3% of their commitment to purchase 5,000,000 PIPE Investment Shares. There is no assurance that the PIPE Investor will hold this number of Vine Hill Class A Shares, or any other number of Vine Hill Class A Shares, at the time of the Extraordinary General Meeting.

Holdco has applied to list the Holdco Ordinary Shares on The Nasdaq Stock Market (“Nasdaq”) under the symbol “CS” and to list the Holdco Warrants on Nasdaq under a symbol to be determined prior to consummation of the Business Combination. It is a condition to the parties obligation to consummate the Business Combination that the Holdco Ordinary Shares be approved for listing on Nasdaq. However, there is no assurance that Holdco will be able to satisfy the Nasdaq listing criteria or will be able to continue to satisfy such criteria following the consummation of the Business Combination.

Pro Forma Ownership

The following table summarizes the pro forma ownership of Holdco immediately following the Business Combination under: (1) the No Redemption Scenario; (2) the 25% Redemption Scenario; (3) 50% Redemption Scenario; (4) the 75% Redemption Scenario; and (5) the Maximum Redemption Scenario (each term as defined elsewhere in this proxy statement/prospectus), in each case excluding the dilutive effect of the Vine Hill Public Warrants. The following table does not give effect to the limitation under the Vine Hill Memorandum and Articles of Association that will prohibit redemptions in an amount that would cause Vine Hill’s net tangible assets to be less than $5,000,001. Please see the table in this proxy statement/prospectus under the sections entitled “Questions and Answers for Vine Hill Shareholders — What equity stake will current Vine Hill shareholders and CoinShares Shareholders hold in Holdco immediately after the Closing?” on page xv and “Summary of the Proxy Statement/Prospectus — Equity Stake Upon Closing” on page 8 for further information, including the dilutive effect of the Vine Hill Public Warrants.

	No Redemption Scenario(1)		25% Redemption Scenario(2)		50% Redemption Scenario(3)		75% Redemption Scenario(4)		Maximum Redemption Scenario(5)
	Holdco Ordinary Shares	Ownership %*	Holdco Ordinary Shares	Ownership %*	Holdco Ordinary Shares	Ownership %*	Holdco Ordinary Shares	Ownership %*	Holdco Ordinary Shares	Ownership %*
Vine Hill Public Shareholders	22,000,000	14.3%	16,500,000	11.2%	11,000,000	7.7%	5,500,000	4.0%	—	—%
Sponsor(6)	4,400,001	2.9%	4,400,001	3.0%	4,400,001	3.1%	4,400,001	3.2%	4,400,001	3.4%
CoinShares Shareholders(7)	120,000,000	78.4%	120,000,000	81.3%	120,000,000	84.5%	120,000,000	87.9%	120,000,000	91.5%
PIPE Investor(8)	6,666,667	4.4%	6,666,667	4.5%	6,666,667	4.7%	6,666,667	4.9%	6,666,667	5.1%
Total Holdco Ordinary Shares outstanding at Closing	153,066,668	100.0%	147,566,668	100.0%	142,066,668	100.0%	136,566,668	100.0%	131,066,668	100.0%

____________

*        Amounts may not sum due to rounding. Share ownership presented under each redemption scenario is presented for illustrative purposes. Vine Hill and CoinShares cannot predict how many Vine Hill Public Shares will be redeemed. As a result, the redemption amount and the number of Vine Hill Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above. The ownership percentages of current Vine Hill shareholders may also differ from the presentation above if the actual redemptions are different from these assumptions. See “Risk Factors — Risks Related to the Business Combination and Vine Hill — The ability of Vine Hill Public Shareholders to exercise redemption rights with respect to a large number of Vine Hill Public Shares, the terms of the proposed Business Combination or other factors may not allow Vine Hill to complete the Business Combination or optimize its capital structure.”

(1)      Assumes that no Vine Hill Public Shareholders exercise redemption rights with respect to their Vine Hill Public Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that Vine Hill Public Shareholders holding approximately 25% of the Vine Hill Public Shares exercise redemption rights with respect to their Vine Hill Public Shares. This scenario assumes that 5,500,000 Vine Hill Public Shares are redeemed for an aggregate payment of approximately $57.9 million (based on the estimated per share redemption price of approximately $10.52 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025.

(3)      Assumes that Vine Hill Public Shareholders holding approximately 50% of the Vine Hill Public Shares exercise redemption rights with respect to their Vine Hill Public Shares. This scenario assumes that 11,000,000 Vine Hill Public Shares are redeemed for an aggregate payment of approximately $115.7 million (based on the estimated per share redemption price of approximately $10.52 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025.

(4)      Assumes that Vine Hill Public Shareholders holding approximately 75% of the Vine Hill Public Shares exercise redemption rights with respect to their Vine Hill Public Shares. This scenario assumes that 16,500,000 Vine Hill Public Shares are redeemed for an aggregate payment of approximately $173.6 million (based on the estimated per share redemption price of approximately $10.52 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025.

(5)      Assumes that Vine Hill Public Shareholders holding all of the Vine Hill Public Shares exercise redemption rights with respect to their Vine Hill Public Shares. This scenario assumes that 22,000,000 Vine Hill Public Shares are redeemed for an aggregate payment of approximately $231.5 million (based on the estimated per share redemption price of approximately $10.52 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025.

(6)      Reflects forfeiture of 2,933,333 Vine Hill Class B Shares.

(7)      Excludes 723,038 Holdco Ordinary Shares underlying CoinShares Options assumed by Holdco in connection with the Business Combination. Reflects the maximum number of Holdco Ordinary Shares that may be issued to CoinShares Shareholders in connection with the Scheme of Arrangement. The actual number of Holdco Ordinary Shares to be issued to CoinShares Shareholders will be based on the Equity Exchange Ratio, which will be determined at the time of the Closing based on the number of issued and outstanding CoinShares Shares immediately prior to the effective time of the Scheme of Arrangement, including the net share settlement of any issued and outstanding CoinShares Options, whether vested or unvested, and excluding any treasury shares and the PIPE Shares.

(8)      Assumes completion of the $50.0 million PIPE Investment that is satisfied by cash payments from the PIPE Investor and reflects issuance of 6,666,667 Holdco Ordinary Shares in exchange for 5,000,000 PIPE Investment Shares and 1,666,667 Commitment Fee Shares.

For more information, please see the sections of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” on page 162 and “Security Ownership of Certain Beneficial Owners and Management” on page 280.

Sponsor and Affiliates Compensation

The compensation received and to be received by the Sponsor and its affiliates upon the consummation of the Business Combination is 4,400,001 Holdco Ordinary Shares, with an implied aggregate market value of approximately $46.8 million (based upon the closing price of $10.63 per Vine Hill Class A Share on Nasdaq on February 26, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus), to be issued upon exchange of 4,400,001 Vine Hill Class A Shares (after giving effect to the Sponsor Share Conversion and the forfeiture of the Sponsor Forfeited Shares), as described in the section entitled “The Business Combination Proposal — Related Agreements — Sponsor Support Agreement.” In addition, the Sponsor will be eligible for reimbursement of transaction expenses advanced and/or paid by the Sponsor on behalf of Vine Hill.

Following the Closing, Holdco will be required to reimburse or pay, or cause to be reimbursed or paid, all expenses of the parties, provided that expenses of Vine Hill (subject to certain exceptions) shall only be reimbursed up to an amount of $4,000,000. The following table sets forth the payments to be received by our sponsor and its affiliates from us prior to or in connection with the completion of our initial business combination and the securities issued and to be issued by us to our sponsor or its affiliates:

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid
Nicholas Petruska

Commencing on the date on which Vine Hill’s securities were first listed on Nasdaq, $33,000 per month, of which $16,500 per month is payable on a current basis and the balance will be payable upon consummation of Vine Hill’s initial business combination.

Services as Chief Executive Officer

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid
Daniel Zlotnitsky

Commencing on the date on which Vine Hill’s securities were first listed on Nasdaq, $33,000 per month, of which $16,500 per month is payable on a current basis and the balance will be payable upon consummation of Vine Hill’s initial business combination.

Services as Chief Financial Officer
Dean Seavers

Commencing on the date on which Vine Hill’s securities were first listed on Nasdaq, $33,000 per month in director fees, all of which will be payable upon consummation of Vine Hill’s initial business combination.

Services as a Director
Vine Hill Capital Sponsor I LLC	Commencing on the date on which Vine Hill’s securities were first listed on Nasdaq, $10,000 per month.	Office space, administrative and shared personnel support services
	4,400,001 Holdco Ordinary Shares to be issued upon exchange of 4,400,001 Vine Hill Class A Shares (after giving effect to the conversion of 4,400,001 Vine Hill Class B Shares and the Sponsor Forfeited Shares).(1)	$25,000
	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination	Services in connection with identifying, investigating and completing an initial business combination

____________

(1)      The Sponsor is expected to receive 4,400,001 Holdco Ordinary Shares, with an implied aggregate market value of approximately $46.8 million (based upon the closing price of $10.63 per Vine Hill Class A Share on Nasdaq on February 26, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus). In addition, the Sponsor will forfeit 5,500,000 Vine Hill Private Warrants for no consideration.

Other than as described above, in no event will the Sponsor, any of Vine Hill’s existing officers or directors or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation prior to or for any services they render to effectuate, the completion of the Business Combination.

In connection with Vine Hill’s initial public offering (the “Vine Hill IPO”), the Sponsor and Vine Hill’s directors and executive officers agreed to vote their Vine Hill Ordinary Shares (except that any Vine Hill Public Shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) in favor of the Business Combination Proposal (as defined elsewhere in this proxy statement/prospectus). Further, concurrently with the execution of the Business Combination Agreement, the Sponsor entered into a Sponsor Support Agreement with Vine Hill, CoinShares and Holdco, dated as of September 8, 2025 (the “Sponsor Support Agreement”). Pursuant to the terms and conditions of the Sponsor Support Agreement, the Sponsor agreed to vote its Vine Hill Ordinary Shares (except that any Vine Hill Public Shares it may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act would not be voted in favor of approving the Business Combination) in favor of each Shareholder Proposal (as defined elsewhere in this proxy statement/prospectus) being presented at the Extraordinary General Meeting (as defined below). As of the Record Date, the Sponsor owns approximately            % of the total outstanding Vine Hill Ordinary Shares. When you consider the recommendation of these proposals by the Board of Directors of Vine Hill (the “Vine Hill Board”), you should keep in mind that the Sponsor and certain of Vine Hill’s directors and officers have interests in the Business Combination that may be different from or in addition to, your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination” on page 125 for a further discussion of these considerations.

This proxy statement/prospectus covers: (i) 37,400,001 Holdco Ordinary Shares (including 11,000,000 Holdco Ordinary Shares that are issuable upon exercise of the Holdco Warrants) and (ii) 11,000,000 Holdco Warrants.

Vine Hill will hold the Extraordinary General Meeting to consider matters relating to the Business Combination at            , Eastern Time, on            , 2026. For the purposes of the Vine Hill Memorandum and Articles of Association, the physical place of the meeting will be at Paul Hastings LLP, 200 Park Avenue, New York, New York 10166. However, in order to facilitate access for Vine Hill’s shareholders, the Extraordinary General Meeting will be held in virtual meeting format at https://www.cstproxy.com/vinehillcapital/2026. There is no requirement to attend the Extraordinary General Meeting in person at the physical meeting location. You or your proxyholder will be able to attend and vote at the Extraordinary General Meeting in-person online by visiting and using a control number assigned by Continental Stock Transfer & Trust Company, Vine Hill’s transfer agent. To register and receive access to the Extraordinary General Meeting, registered shareholders and beneficial owners of Vine Hill Ordinary Shares (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.

If you have any questions or need assistance voting your Vine Hill Ordinary Shares, please contact Sodali & Co, our proxy solicitor, by calling (800) 662-5200 or if you are a bank or a broker, by calling (203) 658-9400 or by emailing VCIC.info@investor.sodali.com. The notice of the Extraordinary General Meeting and this proxy statement/prospectus will be available at https://www.cstproxy.com/vinehillcapital/2026.

Your vote is very important.    To ensure your representation at the Extraordinary General Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in the accompanying proxy statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to participate in the meeting. Submitting a proxy now will NOT prevent you from being able to vote online during the virtual Extraordinary General Meeting. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

For terms used in this notice but not otherwise defined herein, please refer to the Frequently Used Terms section of this proxy statement/prospectus.

This proxy statement/prospectus provides Vine Hill’s shareholders with detailed information about the Business Combination and other matters to be considered at the Extraordinary General Meeting of Vine Hill. It also contains or references information about Vine Hill, CoinShares and Holdco and certain related matters. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. In particular, when you consider the recommendation regarding these proposals by the Vine Hill Board, you should keep in mind that the Sponsor and Vine Hill’s directors and officers have interests in the Business Combination that are different from or in addition to or may conflict with, your interests as a shareholder. For instance, the Sponsor, Vine Hill’s officers and directors and/or their affiliates will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating Vine Hill. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination” on page 125 for a further discussion of these considerations. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 32 of this proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The director of Holdco has taken all reasonable care to ensure that the facts stated in this document are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in the document, whether of facts or of opinion. The director accepts responsibility accordingly.

A copy of this document has been delivered by Holdco to the registrar of companies in Jersey (the “Jersey Registrar”) in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002, as amended, and the Jersey Registrar has given, and has not withdrawn, his consent to its circulation. The Jersey Financial Services Commission (the “Jersey Commission”) has given, and has not withdrawn, or will have given prior to the issue of the Holdco Ordinary Shares, Holdco Warrants and Holdco Ordinary Shares issuable upon the exercise of the Holdco Warrants and not withdrawn, its consent under Article 4 of the Control of Borrowing (Jersey) Order 1958 to the issue of the foregoing. The Jersey Commission is protected by the Control of Borrowing (Jersey) Law 1947, as amended, against liability arising from the discharge of its functions under that law. It must be distinctly understood that, in giving these consents, neither the Jersey Registrar nor the Jersey Commission takes any responsibility for the financial soundness of Holdco or for the correctness of any statements made, or opinions expressed, with regard to it.

If you are in any doubt about the contents of this document you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser. It should be remembered that the price of securities and the income from them can go down as well as up.

The accompanying proxy statement/prospectus is dated            , 2026 and will first be mailed to Vine Hill’s shareholders on or about            , 2026.

VINE HILL CAPITAL INVESTMENT CORP.
500 E. Broward Blvd., Suite 900
Fort Lauderdale, Florida 33394

NOTICE OF EXTRAORDINARY GENERAL MEETING
TO BE HELD ON            , 2026

TO THE SHAREHOLDERS OF VINE HILL CAPITAL INVESTMENT CORP.:

NOTICE IS GIVEN that an extraordinary general meeting (including any adjournments or postponements of the extraordinary general meeting, the “Extraordinary General Meeting”) of Vine Hill Capital Investment Corp., a Cayman Islands exempted company (“Vine Hill”), will be held on            , 2026, at            , Eastern Time, virtually at https://www.cstproxy.com/vinehillcapital/2026. For the purposes of the amended and restated memorandum and articles of association of Vine Hill (the “Vine Hill Memorandum and Articles of Association”), the physical place of the meeting will be at Paul Hastings LLP, 200 Park Avenue, New York, New York 10166. The Extraordinary General Meeting will be held for the following purposes:

Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, (i) the Business Combination Agreement, dated as of September 8, 2025, attached to the accompanying proxy statement/prospectus as Annex A (as it may be amended, restated, supplemented and/or otherwise modified from time to time, the “Business Combination Agreement”), by and among Vine Hill, CoinShares International Limited, a public company limited by shares organized under the laws of Jersey (“CoinShares”), Odysseus Holdings Limited, a private company limited by shares organized under the laws of Jersey (“Holdco”) and Odysseus (Cayman) Limited, a Cayman Islands exempted company (“SPAC Merger Sub”), pursuant to which (a) subject to the approval of Vine Hill’s shareholders, among other things, Vine Hill will merge with and into SPAC Merger Sub, with SPAC Merger Sub being the surviving entity as a direct, wholly-owned subsidiary of Holdco and (i) with each Vine Hill shareholder receiving one no par value ordinary share of Holdco (each, a “Holdco Ordinary Share”), for each Class A ordinary share of Vine Hill, par value $0.0001 per share (each, a “Vine Hill Class A Share”), held by it (after giving effect to the conversion of each Class B ordinary share of Vine Hill, par value $0.0001 per share (each, a “Vine Hill Class B Share” and together with the Vine Hill Class A Shares, the “Vine Hill Ordinary Shares”) into one Vine Hill Class A Share and the separation of the units sold in Vine Hill’s initial public offering (the “Vine Hill IPO” and such units, the “Vine Hill Units”), each such Vine Hill Unit consisting of one Vine Hill Class A Share and one-half of one warrant to purchase one Vine Hill Class A Share (each such warrant, a “Vine Hill Public Warrant”) into the Vine Hill Class A Shares and Vine Hill Public Warrants underlying such Vine Hill Units) and (ii) each Vine Hill Public Warrant outstanding immediately prior to the effectiveness of the SPAC Merger (as defined below) being converted into the right to receive one warrant of Holdco (each, a “Holdco Warrant”), with Holdco assuming Vine Hill’s obligations under the existing warrant agreement (the “SPAC Merger”), (b) subject to the approval of Vine Hill and CoinShares Shareholders, among other things, SPAC Merger Sub will acquire CoinShares, with such acquisition being effected by the exchange of all issued and outstanding ordinary shares of CoinShares, par value £0.000495 per share (the “CoinShares Shares”), for Holdco Ordinary Shares by way of a court sanctioned scheme of arrangement under Jersey law (the “Scheme of Arrangement” and, together with the SPAC Merger, the “Mergers” and, together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”), pursuant to which CoinShares will become a direct, wholly-owned subsidiary of SPAC Merger Sub and (c) after the Mergers, SPAC Merger Sub will distribute any remaining cash (after giving effect to valid redemption elections of its public shareholders) in Vine Hill’s trust account held for its public shareholders (the “Trust Account”) to Holdco and will be liquidated and (ii) the Business Combination. As a result of the Business Combination, SPAC Merger Sub and CoinShares will become wholly-owned subsidiaries of Holdco and Holdco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law. We refer to this proposal as the “Business Combination Proposal.”

Proposal No. 2 — The SPAC Merger Proposal — To consider and vote upon a proposal to authorize and approve, by special resolution, (i) the SPAC Merger and (ii) the plan of merger (the “Plan of Merger”) to be adopted in connection with the SPAC Merger, substantially in the form attached to the accompanying proxy statement/prospectus as Annex B. We refer to this proposal as the “SPAC Merger Proposal.”

Proposal No. 3 — The Organizational Document Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the Amended and Restated Memorandum and Articles of Association of Holdco (the “Proposed Holdco Memorandum and Articles of Association”) in connection with the Business Combination. We refer to this proposal as the “Organizational Document Proposal” and, together with the Business Combination Proposal and the SPAC Merger Proposal, the “Condition Precedent Proposals.” The form of the Proposed Holdco Memorandum and Articles of Association is attached to the accompanying proxy statement/prospectus as Annex C.

Proposal No. 4 — The Advisory Organizational Document Proposals — To consider and vote upon the following four separate proposals (collectively, the “Advisory Organizational Document Proposals”) to approve, on an advisory non-binding basis and as required by the applicable U.S. Securities and Exchange Commission (“SEC”) guidance, by ordinary resolution, each of the following material differences between the Vine Hill Memorandum and Articles of Association and the Proposed Holdco Memorandum and Articles of Association:

•        Advisory Organizational Document Proposal 4A — The Proposed Holdco Memorandum and Articles of Association will not include a provision governing amendments thereto, and, as a result, amendments will be governed by the Jersey Companies Law;

•        Advisory Organizational Document Proposal 4B — The Proposed Holdco Memorandum and Articles of Association will provide that the minimum number of directors will be three and the maximum number of directors will be ten, subject to amendment by a special resolution, passed by the affirmative vote of holders of not less than sixty-seven percent (67%) of the votes cast by shareholders voting in person or by proxy, at a general meeting of Holdco;

•        Advisory Organizational Document Proposal 4C — The Proposed Holdco Memorandum and Articles of Association will provide that directors may be elected (either to fill a vacancy or as an addition to any existing directors) or removed from office by a special resolution, passed by the affirmative vote of holders of not less than sixty-seven percent (67%) of the votes cast by shareholders voting in person or by proxy, at a general meeting of Holdco; and

•        Advisory Organizational Document Proposal 4D — The Proposed Holdco Memorandum and Articles of Association will not include certain provisions applicable only to blank check companies that will no longer be applicable upon consummation of the Business Combination.

Proposal No. 5 — The NTA Proposal — To consider and vote upon a proposal, by special resolution, to amend certain provisions of the Vine Hill Memorandum and Articles of Association, which amendments (the “NTA Amendments”) shall remove from the Vine Hill Memorandum and Articles of Association requirements limiting Vine Hill’s ability to redeem Vine Hill Public Shares and consummate an initial business combination if the amount of such redemptions would cause Vine Hill to have less than $5,000,001 in net tangible assets. The NTA Proposal is conditioned upon the approval of the Condition Precedent Proposals. Therefore, if the Condition Precedent Proposals are not approved, then the NTA Proposal will have no effect, even if approved by Vine Hill’s shareholders. We refer to this proposal as the “NTA Proposal.”

Proposal No. 6 — The Adjournment Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary or desirable: (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Extraordinary General Meeting; (ii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Vine Hill has determined in good faith after consultation with outside legal counsel is required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by its shareholders prior to the Extraordinary General Meeting; (iii) to seek reversals of redemption requests if Vine Hill Public Shareholders have elected to redeem an amount of Vine Hill Public Shares such that Vine Hill would have less than $5,000,001 in net tangible assets; or (iv) to engage with investors. We refer to this proposal as the “Adjournment Proposal,” and, collectively with the Condition Precedent Proposals, the Advisory Organizational Document Proposals and the NTA Proposal, the “Shareholder Proposals.”

These items of business are described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of Vine Hill Ordinary Shares (including those held by Vine Hill Capital Sponsor I LLC (the “Sponsor”)) at the close of business on             , 2026 (the “Record Date”) are entitled to notice of and to have their votes counted at the Extraordinary General Meeting.

The approval of each of the SPAC Merger Proposal and the NTA Proposal requires a special resolution under the Companies Act (as revised) of the Cayman Islands and the Vine Hill Memorandum and Articles of Association, being a resolution passed by the affirmative vote of at least two-thirds of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the SPAC Merger Proposal and the NTA Proposal, respectively, at the Extraordinary General Meeting.

The approval of each of the Business Combination Proposal, the Organizational Document Proposal, the Advisory Organizational Document Proposals and the Adjournment Proposal requires an ordinary resolution, being a resolution passed by the affirmative vote of at least a simple majority of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the respective proposal at the Extraordinary General Meeting. Although the Vine Hill Board is asking Vine Hill’s shareholders to approve the Advisory Organizational Document Proposals on a non-binding advisory basis, regardless of the outcome of the non-binding advisory vote on the Advisory Organizational Document Proposals, the Proposed Holdco Memorandum and Articles of Association will take effect upon the Closing if the Condition Precedent Proposals are approved.

The accompanying proxy statement/prospectus and proxy card are being provided to Vine Hill’s shareholders in connection with the solicitation of proxies to be voted at the Extraordinary General Meeting. Whether or not you plan to attend the Extraordinary General Meeting, all of Vine Hill’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and the documents referred to in the accompanying proxy statement/prospectus, carefully and in their entirety. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 32 of the accompanying proxy statement/prospectus.

After careful consideration, the Vine Hill Board has unanimously approved the Business Combination and unanimously recommend that shareholders vote “FOR” the adoption of the Business Combination Agreement and approval of the transactions contemplated thereby, including the Business Combination and “FOR” all other proposals presented to Vine Hill’s shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the Vine Hill Board, you should keep in mind that the Sponsor and certain of Vine Hill’s directors and officers have interests in the Business Combination that may be different from or in addition to, your interests as a shareholder. For instance, the Sponsor and certain of Vine Hill’s officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating Vine Hill. See the section of the accompanying proxy statement/prospectus entitled “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

In connection with the Business Combination, certain related agreements have been or will be entered into at or prior to the Closing, including the A&R Registration Rights Agreement, the Sponsor Support Agreement and the Shareholder Support Agreement (each term as defined in the accompanying proxy statement/prospectus). See “The Business Combination Proposal — Certain Agreements Related to the Business Combination” and “Certain Relationships and Related Party Transactions” in the accompanying proxy statement/prospectus for more information.

Pursuant to the Vine Hill Memorandum and Articles of Association, a holder of Vine Hill Class A Shares (including Vine Hill Class A Shares held as part of Vine Hill Units), whether purchased in the Vine Hill IPO or following the Vine Hill IPO in the open market (a “Vine Hill Public Shareholder,” and such shares, the “Vine Hill Public Shares”), may request to redeem all or a portion of such holder’s Vine Hill Public Shares for cash if the Business Combination is consummated. As a holder of Vine Hill Public Shares, you will be entitled to receive cash for any Vine Hill Public Shares to be redeemed only if you:

1.      (a) hold Vine Hill Public Shares or (b) hold Vine Hill Public Shares through Vine Hill Units and elect to separate your Vine Hill Units into the underlying Vine Hill Public Shares and Vine Hill Public Warrants prior to exercising your redemption rights with respect to the Vine Hill Public Shares;

2.      submit a written request to Continental Stock Transfer & Trust Company (the “Transfer Agent”), Vine Hill’s transfer agent, including the legal name, phone number and address of the beneficial owner of the Vine Hill Public Shares for which redemption is requested, that Vine Hill redeem all or a portion of your Vine Hill Public Shares for cash; and

3.      deliver the share certificates for your Vine Hill Public Shares (if any) along with the redemption forms to the Transfer Agent, physically or electronically, through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their Vine Hill Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on            , 2026 (two business days prior to the initially scheduled date of the Extraordinary General Meeting) (the “Redemption Deadline”) in order for their Vine Hill Public Shares to be redeemed.

Vine Hill Public Shareholders may elect to redeem Vine Hill Public Shares held by them, regardless of if or how they vote in respect of the Business Combination Proposal and regardless of whether they hold Vine Hill Public Shares on the Record Date. If the Business Combination is not consummated, the Vine Hill Public Shares will be returned to the respective holder, broker, bank or nominee.

If the Business Combination is consummated and if a Vine Hill Public Shareholder properly exercises its right to redeem all or a portion of the Vine Hill Public Shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to the Transfer Agent, Vine Hill will redeem such Vine Hill Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the Closing, including interest earned on the Trust Account and not previously released to Vine Hill (net of taxes payable, if any) (such redemption price being referred to herein as the “Redemption Price”). For illustrative purposes, based on the Trust Account balance as of the Record Date, this would have amounted to approximately $             per Vine Hill Public Share. If a Vine Hill Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Vine Hill Public Shares for cash and will no longer own Vine Hill Public Shares.

Prior to exercising redemption rights, Vine Hill Public Shareholders should verify the market price of the Vine Hill Public Shares, as they may receive higher proceeds from the sale of their Vine Hill Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. Vine Hill cannot assure Vine Hill Public Shareholders that they will be able to sell their Vine Hill Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in its securities when Vine Hill Public Shareholders wish to sell their Vine Hill Public Shares.

Any request for redemption, once made by a Vine Hill Public Shareholder, may not be withdrawn unless the Vine Hill Board determines (in its sole discretion) to permit such withdrawal of a redemption request (which it may do in whole or in part).

Any corrected or changed written exercise of redemption rights must be received by the Transfer Agent prior to the Redemption Deadline and, following such deadline, with Vine Hill’s consent, prior to the Extraordinary General Meeting. No request for redemption will be honored unless the applicable Vine Hill Public Shareholder’s Vine Hill Public Shares have been delivered (either physically or electronically through DTC) to the Transfer Agent by 5:00 p.m., Eastern Time, on            , 2026 (two business days prior to the initially scheduled date of the Extraordinary General Meeting).

See the section of the accompanying proxy statement/prospectus entitled “Extraordinary General Meeting of Vine Hill Shareholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Vine Hill Public Shares.

Notwithstanding the foregoing, a Vine Hill Public Shareholder, together with any affiliate of such Vine Hill Public Shareholder or any other person with whom such Vine Hill Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming its Vine Hill Public Shares with respect to more than an aggregate of 15% of the Vine Hill Public Shares without the prior consent of Vine Hill. Accordingly, if a Vine Hill Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Vine Hill Public Shares without the prior consent of Vine Hill, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and each director and officer of Vine Hill have agreed to vote in favor of the Business Combination and to waive their redemption rights in connection with the Closing with respect to any Vine Hill Class A Shares held by them. None of the Sponsor nor the directors or officers of Vine Hill received separate consideration for their waiver of redemption rights. Further, concurrently with the execution of the Business Combination Agreement, the Sponsor entered into a Sponsor Support Agreement with Vine Hill, CoinShares and Holdco, dated as of September 8, 2025 (the “Sponsor Support Agreement”). Pursuant to the terms and conditions of the Sponsor Support Agreement, the Sponsor agreed to vote its Vine Hill Ordinary Shares in favor of each Shareholder Proposal being presented at the Extraordinary General Meeting. The Vine Hill Ordinary Shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the Record Date, the Sponsor owns approximately             % of the issued and outstanding Vine Hill Ordinary Shares.

The consummation of the Business Combination is conditioned upon the satisfaction or written waiver (where permissible) by the parties to the Business Combination Agreement of certain customary closing conditions. These conditions include, among other things: (i) approval by Vine Hill’s shareholders of the Condition Precedent Proposals; (ii) approval by CoinShares Shareholders of the Scheme of Arrangement; (iii) receipt of certain specified regulatory approvals, including, without limitation, expiration or termination of any waiting period under the Hart-Scott-Rodino Act; (iv) consummation of the Business Combination not being prohibited or enjoined by any order, rule, regulation or other applicable law; (v) absence of any secured creditors of Vine Hill; (vi) Holdco Ordinary Shares having been approved for listing on The Nasdaq Stock Market (“Nasdaq”) (or any other public stock market or exchange in the United States as may be agreed by CoinShares and Vine Hill), subject to official notice of issuance thereof; (vii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part in accordance with the Securities Act and absence of any stop order issued by the SEC which remains in effect with respect to the registration statement of which this proxy statement/prospectus forms a part; and (viii) the Royal Court of Jersey sanctioning the Scheme of Arrangement and the submission by CoinShares of the court’s order to the Registrar of Companies of Jersey for registration. For more information, see “The Business Combination Proposal — Business Combination Agreement — Closing Conditions.”

Vine Hill’s equity securities trade on the Nasdaq Global Market. Each Vine Hill Unit consists of one Vine Hill Class A Share and one-half of one Vine Hill Public Warrant and trades under the symbol “VCICU.” The Vine Hill Class A Shares and Vine Hill Public Warrants trade under the symbols “VCIC” and “VCICW,” respectively. Each whole Vine Hill Public Warrant entitles the holder to purchase one Vine Hill Class A Share at a price of $11.50 per share, subject to adjustment. The Vine Hill Units that have not previously been separated at the election of holders will automatically separate into the component securities immediately prior to the effective time of the SPAC Merger and, as a result, will no longer trade as a separate security. Holdco has applied to list the Holdco Ordinary Shares on Nasdaq under the symbol “CS” and to list the Holdco Warrants on Nasdaq under a symbol to be determined prior to consummation of the Business Combination. It is a condition to the parties obligation to consummate the Business Combination that the Holdco Ordinary Shares be approved for listing on Nasdaq. However, there is no assurance that Holdco will be able to satisfy the Nasdaq listing criteria or will be able to continue to satisfy such criteria following the consummation of the Business Combination. Holdco will not have units traded following the consummation of the Business Combination.

Your vote is very important.    Whether or not you plan to attend the Extraordinary General Meeting, please submit your proxy as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented and voted at the Extraordinary General Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Extraordinary General Meeting. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the Extraordinary General Meeting and if the other conditions to closing are satisfied or waived. Each of the Condition Precedent Proposals is cross-conditioned on the approval or waiver of each other Condition Precedent Proposal. The Advisory Organizational Document Proposals and the NTA Proposal are conditioned on the approval or waiver of each of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned upon the approval or waiver of any other proposal set forth in the accompanying proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the Shareholder Proposals presented at the Extraordinary General Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote and do not attend the Extraordinary General Meeting in person (including virtually), the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting and will not be voted. If you are a shareholder of record and you attend the Extraordinary General Meeting and wish to vote in person (including virtually), you may withdraw your proxy and vote in person (including virtually).

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH. YOU MUST ALSO DELIVER YOUR PUBLIC SHARES TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY, USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE VINE HILL PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME TO EXERCISE YOUR REDEMPTION RIGHTS YOU MUST INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT. SEE THE SECTION OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS ENTITLED “EXTRAORDINARY GENERAL MEETING OF VINE HILL SHAREHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

On behalf of the Vine Hill Board, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

By Order of the Board of Directors

Nicholas Petruska
Chief Executive Officer

            , 2026

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Holdco, constitutes a prospectus of Holdco under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to (1) the Holdco Ordinary Shares to be issued to Vine Hill’s shareholders, (2) the Holdco Ordinary Shares to be issued to the shareholders of CoinShares, (3) the Holdco Warrants to be issued by Holdco to holders of Vine Hill Public Warrants and (4) the Holdco Ordinary Shares underlying the Holdco Warrants, in each case, if the Business Combination described herein is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Extraordinary General Meeting of Vine Hill’s shareholders at which Vine Hill’s shareholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Business Combination Agreement, among other matters.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to Vine Hill’s shareholders nor the issuance by Holdco of Holdco Ordinary Shares in connection with the Business Combination will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities or the solicitation of a proxy or consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Extraordinary General Meeting, please contact Vine Hill’s proxy solicitor listed below. You will not be charged for any of these documents that you request.

If you have questions about the Proposals or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card, you should contact the Vine Hill’s proxy solicitation agent at:

In order for you to receive timely delivery of the documents in advance of the Extraordinary General Meeting to be held on            , 2026, you must request the information by            , 2026.

For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see the section captioned “Where You Can Find More Information” beginning on page 292 of this proxy statement/prospectus.

TRADEMARKS

Vine Hill and CoinShares own or have rights to trademarks that they use in connection with the operation of their respective businesses and that are used in this proxy statement/prospectus. This proxy statement/prospectus also includes other trademarks, trade names and service marks that are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/prospectus are listed without the applicable ®, ™ and SM symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

Important Information about U.S. GAAP AND IFRS

Vine Hill’s financial statements included in this proxy statement/prospectus have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for financial information and pursuant to the rules and regulations of the SEC.

CoinShares’ financial statements included in this proxy statement/prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Presentation of financial information in accordance with IFRS requires CoinShares’ management to make various estimates and assumptions which may impact the values shown in the Selected Historical Financial Information of CoinShares and the notes thereto. The actual values may differ from such assumptions.

Holdco’s audited financial statements included in this proxy statement/prospectus have been prepared in accordance with IFRS. Presentation of financial information in accordance with IFRS requires Holdco’s management to make various estimates and assumptions which may impact the values shown in the Selected Historical Financial Information of Holdco and the notes thereto. The actual values may differ from such assumptions.

Exchange Rates

Holdco’s reporting currency is the U.S. dollar. The determination of the functional and reporting currency of Holdco is based on the primary currency in which Holdco operates.

The translation of foreign currencies into U.S. dollars is performed for assets and liabilities at the end of each reporting period based on the then current exchange rates. For revenue and expense accounts, an average monthly foreign currency rate is applied. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars will be recorded as part of a separate component of shareholders’ deficit and reported in Holdco’s financial statements. Foreign currency transaction gains and losses will be included in other income (expense), net for the period.

CoinShares’ reporting currency presented in the consolidated financial statements contained elsewhere in this proxy statement/prospectus have been presented in U.S. dollars, as historically CoinShares has presented its consolidated financial statements with a reporting currency of British Pounds Sterling, see Note 2(a) to CoinShares’ audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The determination of the functional currency of each company in the group is generally based on the primary currency in which the company operates, CoinShares’ functional currency up until January 1, 2025 was determined to be British Pounds Sterling, subsequent to this date it was determined to be U.S. dollars. Foreign currency transactions are translated into the functional currency of the relevant Group Company entity using the exchange rates prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities denominated in a foreign currency are translated into the functional currency of the relevant Group Company entity at the closing exchange rate. Non-monetary assets and liabilities denominated in a foreign currency and measured at historical cost, are initially translated into the functional currency of the relevant Group Company entity at the date of the transaction, and are not subsequently re-translated. Non-monetary assets and liabilities denominated in a foreign currency and measured at fair value, are measured using the exchange rate at each date the fair value is determined.

Foreign exchange gains and losses resulting from the settlement of transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss.

Foreign exchange gains and losses from the translation of assets and liabilities measured at fair value are recognized as part of the fair value gain or loss.

MARKET AND INDUSTRY DATA

Information contained in this proxy statement/prospectus concerning the market and the industry in which CoinShares operations, including its market position, general expectations of market opportunity, size and growth rates, is based on information from various third-party sources, on assumptions made by CoinShares based on such sources and CoinShares’ knowledge of the markets for its services and solutions. This information and any estimates provided herein involve numerous assumptions and limitations and you are cautioned not to give undue weight to such information. Third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable but that there can be no assurance as to the accuracy or completeness of such information. Neither Vine Hill nor CoinShares have independently verified this third-party information. The industry in which CoinShares operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this proxy statement/prospectus are subject to change based on various factors, including those described in the sections of this proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors — Risks Related to Our Business and Industry” and elsewhere in this proxy statement/prospectus.

v

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “Vine Hill” refer to Vine Hill Capital Investment Corp., the term “CoinShares” refers to CoinShares International Limited, a public company limited by shares organized under the laws of Jersey, and its subsidiaries prior to the consummation of the Business Combination, which will be the business of Holdco following the consummation of the Business Combination, the term “Holdco” refers to Odysseus Holdings Limited, a private company limited organized under the laws of Jersey, and the term the “Combined Company” refers to Holdco immediately after the consummation of the Business Combination, which provides for SPAC Merger Sub as Holdco’s wholly-owned subsidiary.

In this document:

“25% Redemption Scenario” means a scenario in which 25% of the Vine Hill Public Shares are redeemed for cash from the Trust Account.

“50% Redemption Scenario” means a scenario in which 50% of the Vine Hill Public Shares are redeemed for cash from the Trust Account.

“75% Redemption Scenario” means a scenario in which 75% of the Vine Hill Public Shares are redeemed for cash from the Trust Account.

“Business Combination” means the transactions contemplated by the Business Combination Agreement whereby, among other things, (i) Vine Hill will merge with and into SPAC Merger Sub, with SPAC Merger Sub continuing as the surviving company after such merger and (ii) after the SPAC Merger, SPAC Merger Sub will acquire CoinShares by way of a court sanctioned scheme of arrangement under Jersey Companies Law pursuant to which all the CoinShares Shares will be exchanged for Holdco Ordinary Shares, with SPAC Merger Sub becoming the direct sole shareholder of CoinShares.

“Business Combination Agreement” means the Business Combination Agreement, dated as of September 8, 2025, by and among Holdco, Vine Hill, CoinShares and SPAC Merger Sub (as it may be amended, restated, supplemented and/or otherwise modified from time to time).

“Cayman Islands Companies Act” means the Companies Act (as revised) of the Cayman Islands.

“Closing” means the closing of the Business Combination.

“Closing Date” means the date and time of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combination Period” means the period from the Vine Hill IPO through May 19, 2026, or such earlier date as the Vine Hill Board may approve or such later date as Vine Hill’s shareholders may approve in accordance with the Vine Hill Memorandum and Articles of Association.

“Combined Entity” or “Combined Company” means Holdco after the consummation of the Business Combination in which it becomes the parent company of its direct, wholly-owned subsidiary, SPAC Merger Sub and means, collectively, Holdco and its direct, wholly-owned subsidiary, SPAC Merger Sub.

“CoinShares” means CoinShares International Limited, a public company limited by shares organized under the laws of Jersey.

“CoinShares Board” means the Board of Directors of CoinShares.

“CoinShares Material Adverse Effect” as used in the Business Combination Agreement, means, subject to certain exceptions specified in the Business Combination Agreement, any state of facts, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had or would reasonably be expected to have, a materially adverse effect on (a) the business, assets, financial condition or results of operations of the Group Companies, taken as a whole; or (b) the ability of CoinShares or Holdco, as applicable, to perform its obligations under the Business Combination Agreement or to consummate the Business Combination.

“CoinShares Shareholders” means the holders of CoinShares Shares prior to the Closing.

“CoinShares Shares” means the ordinary shares £0.000495 each in CoinShares’ share capital.

“CoinShares Memorandum and Articles of Association” means CoinShares’ amended and restated memorandum and articles of association, as may be amended from time to time.

“Condition Precedent Proposals” mean the Business Combination Proposal, the SPAC Merger Proposal and the Organizational Document Proposal.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Extraordinary General Meeting” means the extraordinary general meeting of Vine Hill’s shareholders, to be held at             , Eastern Time, on            , 2026 at the offices of Paul Hastings LLP located at 200 Park Avenue, New York, NY 10166 and virtually at https://www.cstproxy.com/vinehillcapital/2026 and any adjournments or postponements of such extraordinary general meeting.

“Founder Shares” means an aggregate of 7,666,667 Vine Hill Class B Shares issued to the Sponsor prior to the Vine Hill IPO at a purchase price of approximately $0.0033 per share, of which 333,333 were subsequently forfeited following the partial exercise of the underwriters’ over-allotment option in the Vine Hill IPO.

“Fraud” as used in the Business Combination Agreement, means with respect to any Person, actual and intentional fraud by such Person, applying the common law of the State of New York; provided, that the term “Fraud” does not include the doctrine of constructive or equitable fraud.

“Governmental Entity” as used in the Business Combination Agreement, means (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality, tribunal, arbitrator or arbitral body (public or private), or similar body; (b) any Person having regulatory authorities under Legal Requirements; (c) any self-regulatory organization; or (d) any political subdivision of any of the foregoing; for the avoidance of doubt, including any of the foregoing having jurisdiction over the payment or reporting of any tax or charged with the enforcement or collection of any tax.

“Group Companies” means CoinShares and all of its direct and indirect Subsidiaries.

“Holdco” means Odysseus Holdings Limited, a private company limited by shares organized under the laws of Jersey.

“Holdco Board” means the board of directors of Holdco following the Closing.

“Holdco Ordinary Shares” means the no par value ordinary shares of Holdco.

“Jersey” means the Bailiwick of Jersey, Channel Islands.

“Jersey Companies Law” means the Companies (Jersey) Law 1991.

“Key CoinShares Shareholders” means those certain CoinShares Shareholders holding, collectively, at least 75% of the outstanding CoinShares Shares.

“Legal Requirements,” as used in the Business Combination Agreement, means any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of civil or common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, Order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Maximum Redemption Scenario” means a scenario in which 100% of the Vine Hill Public Shares are redeemed for cash from the Trust Account.

“No Redemption Scenario” means a scenario in which no Vine Hill Public Shares are redeemed.

“Order” as used in the Business Combination Agreement, means any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Person” as used in the Business Combination Agreement, means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Proposed Holdco Memorandum and Articles of Association” means the proposed Amended and Restated Memorandum and Articles of Association of Holdco, a copy of which is attached to this proxy statement/prospectus as Annex C.

“redemption” or “Redemption” means the right of the Vine Hill Public Shareholders to have their Vine Hill Public Shares redeemed in accordance with the procedures set forth in this proxy statement/prospectus and the Vine Hill Memorandum and Articles of Association.

“Redemption Price” means an amount equal to each Vine Hill Public Share’s pro rata portion of the aggregate amount then on deposit in the Trust Account in accordance with the Vine Hill Memorandum and Articles of Association. The Redemption Price will be calculated two business days prior to the completion of the Business Combination in accordance with the Vine Hill Memorandum and Articles of Association.

“Shareholder Proposals” means the Business Combination Proposal, the SPAC Merger Proposal, the Organizational Document Proposal, the Advisory Organizational Document Proposals, the NTA Proposal and the Adjournment Proposal.

“SPAC Merger Sub” means Odysseus (Cayman) Limited, a Cayman Islands exempted company and a wholly owned subsidiary of Holdco.

“Sponsor” means Vine Hill Capital Sponsor I LLC, a Delaware limited liability company.

“Sponsor Forfeited Shares” means the 2,933,333 Vine Hill Class B Shares to be forfeited, one day prior to the effective time of the SPAC Merger, by the Sponsor to Vine Hill for no consideration.

“Sponsor Share Conversion” means the conversion, at the election of the Sponsor one day prior to the effective time of the SPAC Merger, of each remaining issued and outstanding Vine Hill Class B Share held by it (after giving effect to the forfeiture of the Sponsor Forfeited Shares) into one Vine Hill Class A Share.

“Subsidiary” as used in the Business Combination Agreement, means, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one (1) or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one (1) or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

“Transfer Agent” means the Continental Stock Transfer & Trust Company.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of September 5, 2024, by and between Vine Hill and the Transfer Agent.

“Trust Account” means the trust account of Vine Hill, which holds the net proceeds of the Vine Hill IPO and the sale of the private placement shares, together with interest earned thereon, less amounts released to remit tax payable obligations and up to $100,000 of any remaining interest for dissolution expenses.

“Vine Hill” means Vine Hill Capital Investment Corp., a Cayman Islands exempted company.

“Vine Hill Board” means the Board of Directors of Vine Hill.

“Vine Hill Class A Shares” means the Class A ordinary shares, par value $0.0001 per share, of Vine Hill.

“Vine Hill Class B Shares” means the Class B ordinary shares, par value $0.0001 per share, of Vine Hill.

“Vine Hill IPO” means Vine Hill’s initial public offering.

“Vine Hill Memorandum and Articles of Association” means Vine Hill’s amended and restated memorandum and articles of association, as may be amended from time to time.

“Vine Hill Private Warrant Cancellation” means the forfeiture by the Sponsor of the Vine Hill Private Warrants to Vine Hill for no consideration, upon which forfeiture the Vine Hill Private Warrants will be cancelled.

“Vine Hill Private Warrants” means the warrants to purchase Vine Hill Class A Shares purchased by the Sponsor in a private placement concurrent with the Vine Hill IPO.

“Vine Hill Public Shareholders” means the holders of Vine Hill Public Shares.

“Vine Hill Public Shares” means the Vine Hill Class A Shares sold in the Vine Hill IPO, whether purchased in the Vine Hill IPO or following the Vine Hill IPO in the open market.

“Vine Hill Public Warrantholders” means the holders of Vine Hill Public Warrants.

“Vine Hill Public Warrants” means the warrants included as a component of the Vine Hill Units sold in the Vine Hill IPO, each of which is exercisable for one Vine Hill Class A Share, in accordance with its terms. Upon separation of the Vine Hill Units at the election of the holder thereof, no fractional warrants are issued and only whole Vine Hill Public Warrants trade on Nasdaq under the symbol “VCICW.”

“Vine Hill Units” means the units of Vine Hill, each unit representing one Vine Hill Class A Share and one-half of one redeemable warrant to acquire one Vine Hill Class A Share, that were offered and sold in the Vine Hill IPO (less the number of units that have been separated into the underlying Vine Hill Public Shares and underlying Vine Hill Public Warrants upon the request of the holder thereof). Those Vine Hill Units that have not been separated could continue to trade on Nasdaq under the symbol “VCICU”.

“Vine Hill Warrant Agreement” means the Warrant Agreement, dated as of September 5, 2024, between Vine Hill and Continental Stock Transfer & Trust Company, as warrant agent, which governs the outstanding Vine Hill Public Warrants.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. This includes, without limitation, statements regarding the financial position, financial performance, business strategy, expectations of our business and the plans and objectives of management for future operations, including as they relate to the potential Business Combination. These statements constitute projections, forecasts and forward-looking statements and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, forward-looking statements may be identified by the use of words such as “according to estimates,” “anticipates,” “assumes,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “is of the opinion,” “may,” “plans,” “potential,” “predicts,” “projects,” “targets,” “to the knowledge of,” “should,” “will,” “would,” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements may include statements, among other things, relating to:

•        the benefits of the Business Combination;

•        the potential market size and the assumptions and estimates related to the Business Combination;

•        the future financial and business performance of Holdco and its subsidiaries following the Business Combination;

•        general economic conditions and conditions affecting the industries in which CoinShares and Holdco operate;

•        expansion and other plans and opportunities; and

•        other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus and expectations, forecasts and assumptions as of that date and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, you should not place undue reliance on forward-looking statements in deciding how to grant your proxy, instruct how your vote should be cast or vote your shares on the proposals set forth in this proxy statement/prospectus. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by our forward-looking statements. Some factors that could cause actual results to differ include, among others:

•        the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement;

•        the ability of the parties to complete the transactions contemplated by the Business Combination in a timely manner or at all;

•        the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of Vine Hill’s shareholders and CoinShares Shareholders and obtaining the requisite Acts of the Royal Court of Jersey;

•        the outcome of any legal proceedings or government or regulatory action or inquiry that may be instituted against Vine Hill, Holdco or CoinShares or others following the announcement of the Business Combination and any definitive agreements with respect thereto;

•        the inability to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination by Vine Hill’s shareholders;

x

•        the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement relating to the Business Combination;

•        the level of redemptions by Vine Hill Public Shareholders which will reduce the amount of funds available for CoinShares and Holdco to execute on their business strategies and may make it difficult to obtain or maintain the listing or trading of Holdco Ordinary Shares on a major securities exchange;

•        costs related to the Business Combination and as a result of Holdco becoming a U.S.-listed public company that may be higher than currently anticipated;

•        the effect of the announcement or pendency of the Business Combination and CoinShares’ business relationships, operating results, current plans and operations of Holdco and CoinShares;

•        the possibility that Vine Hill, Holdco and/or CoinShares may be adversely affected by other economic, business and/or competitive factors;

•        changes in business, market, financial, macro-economic political and/or regulatory conditions;

•        volatility and rapid fluctuations in the market prices of digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by or underlying those offered by, CoinShares and/or Holdco;

•        estimates by Vine Hill, Holdco or CoinShares of expenses and profitability;

•        expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Business Combination;

•        Holdco’s ability to execute on their business plans and strategy;

•        the outcome of any legal proceedings that may be instituted against SPAC Merger Sub, CoinShares, Holdco and/or any of their respective affiliates or others;

•        a delay in completing or the inability to complete, the transactions contemplated by the proposed Business Combination, due to a failure to obtain the approval of Vine Hill’s shareholders, a failure to satisfy other conditions to Closing in the Business Combination Agreement or some other reason;

•        the inability to obtain the listing of Holdco Ordinary Shares and Holdco Warrants on Nasdaq or another exchange upon the Closing or comply with the relevant listings;

•        failure to realize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of CoinShares and Holdco to grow and manage growth profitably, build or maintain relationships with service providers and trading counterparties and retain management and key employees, capital expenditures, requirements for additional capital and timing of future cash flow provided by operating activities and the demand for digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by or underlying those offered by, CoinShares and Holdco;

•        Holdco shareholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities of Holdco;

•        conflicts of interest that may arise from investment and transaction opportunities involving Holdco, CoinShares, their respective affiliates and other investors and service providers or counterparties;

•        factors relating to the business, operations and financial performance of Holdco and CoinShares, including:

•        CoinShares’ and/or Holdco’s ability to successfully implement its long-term business strategy;

•        the treatment of digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by or underlying those offered by, CoinShares and Holdco, for U.S. and foreign tax purposes;

•        digital asset trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes;

•        risks relating to the custody of digital assets, including the loss or destruction of private keys required to access its digital assets and cyberattacks or other data loss relating to its digital assets, which could cause CoinShares or Holdco and/or any of their respective issuers, as applicable, to lose some or all of its digital assets;

•        a security breach, cyber-attack or other event where unauthorized parties obtain access to CoinShares’ or Holdco’s digital assets and/or the digital assets of their respective issuers, as a result of which CoinShares or Holdco may lose some or all of their digital assets temporarily or permanently and their financial condition and results of operations could be materially adversely affected;

•        the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the value of digital assets and adversely affect CoinShares’ and/or Holdco’s business;

•        potential regulatory changes reclassifying certain digital assets as securities could lead to the CoinShares’ or Holdco’s classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of CoinShares’ or Holdco’s digital assets and the market price of CoinShares or Holdco listed securities; and

•        other risks and uncertainties indicated in this proxy statement/prospectus, including those indicated under the section entitled “Risk Factors.”

QUESTIONS AND ANSWERS FOR VINE HILL shareholders

The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the proposals to be presented at the Extraordinary General Meeting, including with respect to the Business Combination. The following questions and answers do not include all the information that may be important to Vine Hill’s shareholders. Vine Hill urges shareholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to in this proxy statement/prospectus, carefully and in their entirety to fully understand the Business Combination and the voting procedures for the Extraordinary General Meeting, which will be held at            , Eastern Time, on             , 2026 at the offices of Paul Hastings LLP located at 200 Park Avenue, New York, NY 10166 and virtually via live webcast. To participate in the Extraordinary General Meeting online, visit https://www.cstproxy.com/vinehillcapital/2026 and enter the 12-digit control number included on your proxy card. If you hold your shares through a bank, broker or other nominee, you will need to take additional steps to participate in the Extraordinary General Meeting, as described in this proxy statement/prospectus.

Each of the redemption scenarios presented in this proxy statement/prospectus assumes that the NTA Proposal is approved and, therefore, does not give effect to the limitation under the Vine Hill Memorandum and Articles of Association that prohibits redemptions in an amount that would cause Vine Hill’s net tangible assets to be less than $5,000,001.

Q.     Why am I receiving this proxy statement/prospectus?

A.     Vine Hill’s shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Business Combination Agreement and approve the Business Combination. Among other things, the Business Combination Agreement provides for the merger of Vine Hill with and into SPAC Merger Sub, with SPAC Merger Sub being the surviving entity as a direct, wholly-owned subsidiary of Holdco and the prior Vine Hill shareholders receiving Holdco Ordinary Shares as merger consideration and the subsequent acquisition of CoinShares by SPAC Merger Sub, with such acquisition being effected by the exchange of all CoinShares Shares for Holdco Ordinary Shares, pursuant to which CoinShares will become a direct, wholly-owned subsidiary of SPAC Merger Sub, in each case, in accordance with the terms and subject to the conditions of the Business Combination Agreement as more fully described elsewhere in this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal” on page 103 for more detail.

You are receiving this proxy statement/prospectus in connection with the Extraordinary General Meeting. Vine Hill is holding the Extraordinary General Meeting to, among other things, obtain the approvals required for the Business Combination and the other transactions contemplated by the Business Combination Agreement. See the section entitled “The Business Combination Proposal” of this proxy statement/prospectus for additional information.

A current copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A. You are encouraged to carefully read this proxy statement/prospectus and the Business Combination Agreement in their entirety.

Vine Hill is sending this proxy statement/prospectus to its shareholders to help them decide how to vote their Vine Hill Class A Shares with respect to the matters to be considered at the Extraordinary General Meeting. The Business Combination cannot be completed unless Vine Hill’s shareholders approve the Business Combination Proposal, the SPAC Merger Proposal and the Organizational Document Proposal (the “Condition Precedent Proposals”) set forth in this proxy statement/prospectus. Information about the Extraordinary General Meeting, the Business Combination and the other business to be considered by shareholders at the Extraordinary General Meeting is contained in this proxy statement/prospectus.

This document constitutes a proxy statement of Vine Hill and a prospectus of Holdco. It is a proxy statement because the Vine Hill Board is soliciting proxies from its shareholders using this proxy statement/prospectus. It is a prospectus because Holdco, in connection with the Business Combination, is offering Holdco Ordinary Shares in exchange for the Vine Hill Ordinary Shares outstanding as of the relevant times as described in this proxy statement/prospectus. See the section entitled “The Business Combination Proposal — Business Combination Agreement — Business Combination Consideration” on page 103 of this proxy statement/prospectus for additional information.

THE VOTE OF VINE HILL SHAREHOLDERS IS IMPORTANT. VINE HILL SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF VINE HILL AND COINSHARES, IN ITS ENTIRETY.

Q.     What proposals are Vine Hill’s shareholders being asked to vote upon?

A.     At the Extraordinary General Meeting, Vine Hill is asking holders of Vine Hill Ordinary Shares to consider and vote upon:

•        the Business Combination Proposal;

•        the SPAC Merger Proposal;

•        the Organizational Document Proposal;

•        the Advisory Organizational Document Proposals;

•        the NTA Proposal; and

•        the Adjournment Proposal, if presented to the Extraordinary General Meeting.

If Vine Hill’s shareholders do not approve each of the Condition Precedent Proposals, then the Business Combination Agreement could be terminated and the Business Combination may not be consummated. See the sections of this proxy statement/prospectus entitled “The Business Combination Proposal” on page 103, “The SPAC Merger Proposal” on page 131, “The Organizational Document Proposal” on page 135, “The Advisory Organizational Document Proposals” on page 137 and “The NTA Proposal” on page 141.

Vine Hill will hold the Extraordinary General Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the Extraordinary General Meeting. Vine Hill shareholders should read it carefully.

After careful consideration, the Vine Hill Board has unanimously determined that each of: (i) the Business Combination Proposal; (ii) the SPAC Merger Proposal; (iii) the Organizational Document Proposal; (iv) the Advisory Organizational Document Proposals; (v) the NTA Proposal; and (vi) the Adjournment Proposal, if presented to the Extraordinary General Meeting, is in the best interests of Vine Hill and its shareholders. Accordingly, the Vine Hill Board unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of Vine Hill’s directors may result in a conflict of interest on the part of such director(s) between what such director may believe is in the best interests of Vine Hill and its shareholders and what such director may believe is best for themselves in determining to recommend that shareholders vote for the proposals. Certain of Vine Hill’s directors and officers have interests in the Business Combination that may be different from or in addition to, your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination” on page 125 for a further discussion of these considerations.

Q.     Are the proposals conditioned on one another?

A.     Yes. The Business Combination is conditioned on the approval of each of the Condition Precedent Proposals at the Extraordinary General Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of all of the other Condition Precedent Proposals. The Advisory Organizational Document Proposals and the NTA Proposal are conditioned on the approval of all of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

Q.     Why is Vine Hill proposing the Business Combination?

A.     Vine Hill was incorporated to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

CoinShares is a leading European asset management firm specializing in digital assets. Based on Vine Hill’s due diligence investigations of CoinShares and the industry in which it operates, including the financial and other information provided by CoinShares in the course of Vine Hill’s due diligence, the Vine Hill Board believes that the Business Combination with CoinShares is in the best interests of Vine Hill and its shareholders and presents an opportunity to increase shareholder value. See “The Business Combination Proposal — Vine Hill Board’s Reasons for the Approval of the Business Combination” on page 120 of this proxy statement/prospectus for additional information.

Q:     Why is Vine Hill proposing the NTA Proposal?

A:     The adoption of the proposed amendment to remove the net asset test limitation from the Vine Hill Memorandum and Articles of Association is being proposed in order to facilitate the consummation of the Business Combination, by permitting redemptions by Vine Hill Public Shareholders even if such redemptions result in Vine Hill having net tangible assets of less than $5,000,001. The purpose of the net asset test limitation was initially to ensure that the Vine Hill Ordinary Shares are not deemed to be “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. Because the Vine Hill Ordinary Shares and the Holdco Ordinary Shares would not be deemed to be a “penny stock” pursuant to other applicable provisions of Rule 3a51-1 under the Exchange Act, Vine Hill is presenting the NTA Proposal so that the parties may consummate the Business Combination even if Vine Hill has $5,000,001 or less in net tangible assets following redemptions.

Q.     What will CoinShares Shareholders receive in connection with the Business Combination?

A.     Pursuant to the Business Combination Agreement, (1) each CoinShares Share (other than the PIPE Shares) will be exchanged for a number of Holdco Ordinary Shares based on the Equity Exchange Ratio; (2) each CoinShares Option that is issued and outstanding and has vested pursuant to its terms will be converted into the right to receive an amount in cash equal to the product obtained by multiplying (x) the excess of the Equity Value Per Share over the exercise price of such CoinShares Option that has vested by (y) the number of CoinShares Shares underlying such CoinShares Option; (3) (i) each CoinShares Option that is unvested will be converted into an option to purchase a number of Holdco Ordinary Shares equal to the product obtained by multiplying (A) the number of CoinShares Shares underlying such CoinShares Option by (B) the Equity Exchange Ratio and (ii) the per share exercise price of each Holdco Ordinary Share issuable upon exercise of the converted CoinShares Option will be equal to the quotient obtained by dividing (A) the exercise price per CoinShares Share of such CoinShares Option immediately before the effective time of the Scheme of Arrangement by (B) the Equity Exchange Ratio, subject to the same terms and conditions underlying CoinShares Option prior to conversion; and (4) each PIPE Share will be exchanged for one Holdco Ordinary Share. For further details, see the section titled “The Business Combination Proposal — Business Combination Consideration” on page 103.

Q.     What are the material U.S. federal income tax consequences of the SPAC Merger to U.S. Holders (as defined below) of Vine Hill Public Shares?

A.     For a description of the material U.S. federal income tax consequences of the SPAC Merger, see the description in the section entitled “Material U.S. Federal Income Tax Considerations” on page 146.

Q.     What equity stake will current Vine Hill shareholders and CoinShares Shareholders hold in Holdco immediately after the Closing?

A.     As of            , 2026, the Record Date, there are 22,000,000 Vine Hill Public Shares issued and outstanding, which may be redeemed in connection with the Extraordinary General Meeting, and 7,333,334 Vine Hill Class B Shares issued and outstanding. In addition, there are 16,500,000 warrants of Vine Hill issued and outstanding, consisting of 11,000,000 Vine Hill Public Warrants and 5,500,000 Vine Hill Private Warrants. Each Vine Hill Public Warrant and Vine Hill Private Warrant is exercisable for one Vine Hill Class A Share (or, following the Business Combination, one Holdco Ordinary Share). In connection with the Business Combination, (i) one day prior to the effective time of the SPAC Merger, the Sponsor will forfeit to Vine Hill for no consideration 2,933,333 Vine Hill Class B Shares held by it and (ii) all of the Vine Hill Private Warrants will be forfeited by the Sponsor to Vine Hill for no consideration, upon which forfeiture the Vine Hill Private Warrants will be cancelled.

Vine Hill cannot predict how many Vine Hill Public Shares will be redeemed. As a result, Vine Hill is presenting five different redemption scenarios with respect to Vine Hill Public Shares, each of which presents a different allocation of total Holdco equity following the Closing. To illustrate potential dilution in each such scenario, the tables below present the post-Closing share ownership of Holdco under each of: (1) the No Redemption Scenario; (2) the 25% Redemption Scenario; (3) the 50% Redemption Scenario; (4) the 75% Redemption Scenario; and (5) the Maximum Redemption Scenario, and in each case assuming there are no dissenting Vine Hill shareholders.

The following table excludes the dilutive effect of the Vine Hill Public Warrants and reflects the Vine Hill Private Warrant Cancellation.

	No Redemption Scenario(1)		25% Redemption Scenario(2)		50% Redemption Scenario(3)		75% Redemption Scenario(4)		Maximum Redemption Scenario(5)
	Ordinary Shares	Ownership %*	Ordinary Shares	Ownership %*	Ordinary Shares	Ownership %*	Ordinary Shares	Ownership %*	Ordinary Shares	Ownership %*
Vine Hill Public Shareholders	22,000,000	14.3%	16,500,000	11.2%	11,000,000	7.7%	5,500,000	4.0%	—	—%
Sponsor(6)	4,400,001	2.9%	4,400,001	3.0%	4,400,001	3.1%	4,400,001	3.2%	4,400,001	3.4%
CoinShares Shareholders(7)	120,000,000	78.4%	120,000,000	81.3%	120,000,000	84.5%	120,000,000	87.9%	120,000,000	91.5%
PIPE Investor(8)	6,666,667	4.4%	6,666,667	4.5%	6,666,667	4.7%	6,666,667	4.9%	6,666,667	5.1%
Total Holdco Ordinary Shares outstanding at Closing	153,066,668	100.0%	147,566,668	100.0%	142,066,668	100.0%	136,566,668	100.0%	131,066,668	100.0%

The following table includes the dilutive effect of the Vine Hill Public Warrants and reflects the Vine Hill Private Warrant Cancellation:

	No Redemption Scenario(1)		25% Scenario(2)		50% Scenario(3)		75% Scenario(4)		Maximum Redemption Scenario(5)
	Ordinary Shares	Ownership %*	Ordinary Shares	Ownership %*	Ordinary Shares	Ownership %*	Ordinary Shares	Ownership %*	Ordinary Shares	Ownership %*
Vine Hill Public Shareholders	22,000,000	13.4%	16,500,000	10.4%	11,000,000	7.2%	5,500,000	3.7%	—	—%
Sponsor(6)	4,400,001	2.7%	4,400,001	2.8%	4,400,001	2.9%	4,400,001	3.0%	4,400,001	3.1%
CoinShares Shareholders(7)	120,000,000	73.1%	120,000,000	75.7%	120,000,000	78.4%	120,000,000	81.3%	120,000,000	84.5%
PIPE Investor(8)	6,666,667	4.1%	6,666,667	4.2%	6,666,667	4.3%	6,666,667	4.5%	6,666,667	4.7%
Vine Hill Public Warrantholders(9)	11,000,000	6.7%	11,000,000	6.9%	11,000,000	7.2%	11,000,000	7.5%	11,000,000	7.7%
Total Holdco Ordinary Shares outstanding at Closing	164,066,668	100.0%	158,566,668	100.0%	153,066,668	100.0%	147,566,668	100.0%	142,066,668	100.0%

____________

*        Amounts may not sum due to rounding. Share ownership presented under each redemption scenario is presented for illustrative purposes. Vine Hill and CoinShares cannot predict how many Vine Hill Public Shares will be redeemed. As a result, the redemption amount and the number of Vine Hill Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above. The ownership percentages of current Vine Hill shareholders may also differ from the presentation above if the actual redemptions are different from these assumptions. See “Risk Factors — Risks Related to the Business Combination and Vine Hill — The ability of Vine Hill Public Shareholders to exercise redemption rights with respect to a large number of Vine Hill Public Shares, the terms of the proposed Business Combination or other factors may not allow Vine Hill to complete the Business Combination or optimize its capital structure.” Assumes a Redemption Price of $10.52, which was the approximate Redemption Price as of September 30, 2025.

(1)      Assumes that no Vine Hill Public Shareholders exercise redemption rights with respect to their Vine Hill Public Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that Vine Hill Public Shareholders holding approximately 25% of the Vine Hill Public Shares exercise redemption rights with respect to their Vine Hill Public Shares. This scenario assumes that 5,500,000 Vine Hill Public Shares are redeemed for an aggregate payment of approximately $57.9 million (based on the estimated per share redemption price of approximately $10.52 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025.

(3)      Assumes that Vine Hill Public Shareholders holding approximately 50% of the Vine Hill Public Shares exercise redemption rights with respect to their Vine Hill Public Shares. This scenario assumes that 11,000,000 Vine Hill Public Shares are redeemed for an aggregate payment of approximately $115.7 million (based on the estimated per share redemption price of approximately $10.52 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025.

(4)      Assumes that Vine Hill Public Shareholders holding approximately 75% of the Vine Hill Public Shares exercise redemption rights with respect to their Vine Hill Public Shares. This scenario assumes that 16,500,000 Vine Hill Public Shares are redeemed for an aggregate payment of approximately $173.6 million (based on the estimated per share redemption price of approximately $10.52 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025.

(5)      Assumes that Vine Hill Public Shareholders holding all of the Public Shares exercise redemption rights with respect to their Vine Hill Public Shares. This scenario assumes that 22,000,000 Public Shares are redeemed for an aggregate payment of approximately $231.5 million (based on the estimated per share redemption price of approximately $10.52 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025.

(6)      Reflects forfeiture of 2,933,333 Vine Hill Class B Shares in connection with the Business Combination.

(7)      Excludes 723,038 Holdco Ordinary Shares underlying CoinShares Options assumed by Holdco in connection with the Business Combination. Reflects the maximum number of Holdco Ordinary Shares that may be issued to CoinShares Shareholders in connection with the Scheme of Arrangement. The actual number of Holdco Ordinary Shares to be issued to CoinShares Shareholders will be based on the Equity Exchange Ratio, which will be determined at the time of the Closing based on the number of issued and outstanding CoinShares Shares immediately prior to the effective time of the Scheme of Arrangement, including the net share settlement of any issued and outstanding CoinShares Options, whether vested or unvested, and excluding any treasury shares and the PIPE Shares.

(8)      Assumes completion of the $50.0 million PIPE Investment that is satisfied by cash payments from the PIPE Investor and reflects issuance of 6,666,667 Holdco Ordinary Shares in exchange for 5,000,000 PIPE Investment Shares and 1,666,667 Commitment Fee Shares.

(9)      Represents shares issuable upon the exercise of Holdco Warrants. Holdco Warrants will be exercisable beginning 30 days following the Closing for one Holdco Ordinary Share at an exercise price of $11.50 per share in accordance with the terms of the warrants. Each redemption scenario assumes that all outstanding warrants are exercised for cash.

Q.     Will Holdco, CoinShares or Vine Hill obtain new financing in connection with the Business Combination?

A.     Prior to the Closing, Holdco, CoinShares and Vine Hill may seek to raise additional financing that would be conditioned upon, among other things, the completion or concurrent consummation of the Business Combination. Although there is no current intention to obtain new financing in connection with the Business Combination, Holdco, CoinShares and Vine Hill may seek to raise additional financing if Holdco’s business requires funds beyond CoinShares’ available liquidity and amounts from the Trust Account to support Holdco’s business following the Business Combination.

Q.     Do I have redemption rights?

A.     If you are a holder of Vine Hill Public Shares, you have the right to request that we redeem all or a portion of your Vine Hill Public Shares for cash provided that you follow the procedures and deadlines described in the Vine Hill Memorandum and Articles of Association and elsewhere in this proxy statement/prospectus. Vine Hill Public Shareholders may elect to redeem all or a portion of the Vine Hill Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal and regardless of whether they hold Vine Hill Public Shares on the Record Date. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a Vine Hill Public Shareholder, together with any affiliate of such Vine Hill Public Shareholder or any other person with whom such Vine Hill Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Vine Hill Public Shares with respect to more than an aggregate of 15% of the Vine Hill Public Shares sold in the Vine Hill IPO without the prior consent of Vine Hill. Accordingly, if a Vine Hill Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Vine Hill Public Shares sold in the Vine Hill IPO without the prior consent of Vine Hill, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor has agreed to waive its redemption rights with respect to any Vine Hill Class A Shares that may be held by the Sponsor. The Sponsor does not currently hold any Vine Hill Class A Shares, but holds 7,333,334 Vine Hill Class B Shares, which may be converted into Vine Hill Class A Shares at the Sponsor’s option. One day prior to the effective time of the SPAC Merger, the Sponsor will forfeit to us for no consideration 2,933,333 Vine Hill Class B Shares held by it and elect to convert each remaining issued and outstanding Vine Hill Class B Share held by it into one Vine Hill Class A Share. The Vine Hill Class A Shares held by the Sponsor following such conversion will be excluded from the pro rata calculation used to determine the per-share Redemption Price.

Q.     How do I exercise my redemption rights?

A.     If you are a Vine Hill Public Shareholder and wish to exercise your right to redeem your Vine Hill Public Shares, you must:

1.      (i) hold Vine Hill Public Shares; or (ii) hold Vine Hill Public Shares through Vine Hill Units and elect to separate your Vine Hill Units into the underlying Vine Hill Public Shares and Vine Hill Public Warrants prior to exercising your redemption rights with respect to the Vine Hill Public Shares;

2.      submit a written request to the Transfer Agent, including the legal name, phone number and address of the beneficial owner of the Vine Hill Public Shares for which redemption is requested, that Vine Hill redeem all or a portion of your Vine Hill Public Shares for cash; and

3.      deliver the share certificates for your Vine Hill Public Shares (if any) along with the redemption forms to the Transfer Agent, physically or electronically, through DTC.

Holders must complete the procedures for electing to redeem their Vine Hill Public Shares in the manner described above prior to            , Eastern Time, on            , 2026 (two business days before the initially scheduled date of the Extraordinary General Meeting) in order for their Vine Hill Public Shares to be redeemed (the “Redemption Deadline”).

The address of Transfer Agent is listed under the question “Who can help answer my questions?” below.

Vine Hill Public Shareholders will be entitled to request that their Vine Hill Public Shares be redeemed for the Redemption Price. For illustrative purposes, as of September 30, 2025, this would have amounted to approximately $10.52 per issued and outstanding Vine Hill Public Share. However, the proceeds deposited in the Trust Account could become subject to the claims of Vine Hill’s creditors, if any, which could have priority over the claims of the Vine Hill Public Shareholders. The per share distribution from the Trust Account in such a situation may be less than originally expected due to such claims. Whether you vote and if you do vote, how you vote, on any proposal, including the Business Combination Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to Vine Hill Public Shareholders electing to redeem their Vine Hill Public Shares will be distributed promptly after the Closing.

Any request for redemption, once made by a Vine Hill Public Shareholder, may not be withdrawn unless the Vine Hill Board determines (in its sole discretion) to permit such withdrawal of a redemption request (which it may do in whole or in part). Furthermore, if a holder of a Vine Hill Public Share delivers its share certificates (if any) along with the redemption forms in connection with an election of its redemption and subsequently decides prior to the Redemption Deadline not to elect to exercise such rights, it may simply request that Vine Hill permit the withdrawal of the request for redemption and instruct the Transfer Agent, to return the share certificates (physically or electronically). The holder can make such request by contacting the Transfer Agent at the address or email address listed in this proxy statement/prospectus.

Any corrected or changed written exercise of redemption rights must be received by the Transfer Agent at least two business days prior to the initially scheduled date of the Extraordinary General Meeting. No request for redemption will be honored unless the holder’s certificates for Vine Hill Public Shares (if any) along with the redemption forms have been delivered (either physically or electronically) to the Transfer Agent, at least two business days prior to the initially scheduled date of the Extraordinary General Meeting.

If a holder of Vine Hill Public Shares properly makes a request for redemption and the certificates for Vine Hill Public Shares (if any) along with the redemption forms are delivered as described above, then, if the Business Combination is consummated, Vine Hill will redeem the Vine Hill Public Shares for a pro rata portion of funds deposited in the Trust Account, calculated as of two business days prior to the Closing. If the Business Combination is not consummated, the Vine Hill Public Shares will be returned to the respective holder, broker, bank or nominee.

If you are a holder of Vine Hill Public Shares and you exercise your redemption rights, such exercise will not result in the loss of any Vine Hill Public Warrants that you may hold.

Q.     If I am a holder of Vine Hill Public Warrants, can I exercise redemption rights with respect to my Vine Hill Public Warrants?

A.     No. The holders of Vine Hill Public Warrants have no redemption rights with respect to such securities.

Assuming that no more than 11,000,000 Vine Hill Public Shares, representing 50% of the number of the Vine Hill Public Shares outstanding as of the date of this proxy statement/prospectus are redeemed for an aggregate payment of $115.7 million from the Trust Account, which is a potential amount of redemptions and assuming that each redeeming Vine Hill Public Shareholder holds one-half of one Vine Hill Public Warrant for each Vine Hill Public Share being redeemed (representing the number of Vine Hill Public Warrants included in each Vine Hill Unit) and using the closing warrant price on the Nasdaq of $1.60 as of September 30, 2025, the aggregate fair value of Vine Hill Public Warrants that can be retained by redeeming Vine Hill Public Shareholders is $8.8 million. Assuming the Maximum Redemption Scenario, resulting in Vine Hill Public Shares redeemed for an aggregate payment of $231.5 million from the Trust Account and assuming that each redeeming Vine Hill Public Shareholder holds one-half of one Vine Hill Public Warrant for each Vine Hill Public Share being redeemed (representing the number of Vine Hill Public Warrants included in each Vine Hill Unit) and using the closing warrant price on the Nasdaq of $1.60 as of September 30, 2025, the aggregate fair value of Vine Hill Public Warrants that can be retained by redeeming Vine Hill Public Shareholders is $17.6 million. The actual market price of the Vine Hill Public Warrants may be higher or lower on the date that warrant holders seek to sell such Vine Hill Public Warrants. Additionally, Vine Hill cannot assure the holders of warrants that they will be able to sell their Vine Hill Public Warrants in the open market as there may not be sufficient liquidity in such securities when warrant holders wish to sell their Vine Hill Public Warrants. Further, while the level of redemptions of Vine Hill Public Shares will not directly change the value of the warrants because the warrants will remain outstanding regardless of the level of redemptions, as redemptions of Vine Hill Public Shares increase, all holders of Holdco Warrants following the Closing who exercise such Holdco Warrants will ultimately own a greater interest in Holdco because there would be fewer shares outstanding overall.

Q.     What are the related risks for holders of Vine Hill Public Warrants after the Business Combination?

A.     Following the Closing, we may redeem your unexpired Holdco Warrants prior to their exercise at a time that is disadvantageous to you, making your warrants worthless. Holdco may redeem outstanding Vine Hill Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Vine Hill Public Warrant. To exercise such redemption right: (i) the last reported sale price of Holdco Ordinary Shares must equal or exceed $18.00 per share (as may be adjusted in certain circumstances including in the event of a share dividend or recapitalization, reorganization, merger or consolidation) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we send notice of redemption to the warrant holders; and (ii) certain other conditions must be met. If and when the Vine Hill Public Warrants become redeemable by Holdco, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, Holdco may redeem the Vine Hill Public Warrants as set forth above even if the holders are otherwise unable to exercise the Vine Hill Public Warrants. Redemption of the outstanding Vine Hill Public Warrants could force you to: (A) exercise your Vine Hill Public Warrants and pay the exercise price at a time when it may be disadvantageous for you to do so; (B) sell your Vine Hill Public Warrants at the then-current market price when you might otherwise wish to hold your Vine Hill Public Warrants; or (C) accept the nominal redemption price which, at the time the outstanding Vine Hill Public Warrants are called for redemption, is likely to be substantially less than the market value of your Vine Hill Public Warrants.

If Holdco calls the Vine Hill Public Warrants for redemption, management of Holdco will have the option to require all holders that wish to exercise the Vine Hill Public Warrants to do so on a “cashless basis,” as described in the Vine Hill Warrant Agreement. The exercise price and number of Holdco Ordinary Shares issuable upon exercise of the Vine Hill Public Warrants may be adjusted in certain circumstances including in the event of a share dividend or recapitalization, reorganization, merger or consolidation. However, the Vine Hill Public Warrants will not be adjusted for issuance of Holdco Ordinary Shares at a price below its exercise price. Additionally, in no event will Holdco be required to net cash settle the Vine Hill Public Warrants.

If Vine Hill is unable to complete the Business Combination within the Combination Period and Vine Hill liquidates the funds held in the Trust Account, holders of the Vine Hill Public Warrants will not receive any of such funds with respect to their Vine Hill Public Warrants, nor will they receive any distribution from Vine Hill’s assets held outside of the Trust Account with the respect to such Vine Hill Public Warrants. Accordingly, the Vine Hill Public Warrants may expire worthless.

Q.     What are the U.S. federal income tax consequences of exercising my redemption rights?

A.     The U.S. federal income tax consequences of exercising your redemption rights with respect to your Vine Hill Public Shares depend on your particular facts and circumstances. It is possible that you may be treated as selling your shares and, as a result, recognize capital gain or capital loss. It is also possible that the Redemption may be treated as a distribution for U.S. federal income tax purposes. Moreover, we may be a passive foreign investment company (“PFIC”) and any such distribution could be subject to special and deleterious PFIC rules. For a description of the material U.S. federal income tax consequences of the Redemption, see the description in the section entitled “Material U.S. Federal Income Tax Considerations” on page 146.

Q.     What happens to the funds deposited in the Trust Account after the Closing?

A.     Following the closing of the Vine Hill IPO, a total of $201.0 million ($10.05 per Vine Hill Unit) of the net proceeds from the Vine Hill IPO and the sale of the Vine Hill Private Warrants were placed in the Trust Account. As of September 30, 2025, funds in the Trust Account totaled approximately $231.5 million and were comprised entirely of U.S. government securities with maturities of 185 days or less or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, if any, until the earliest of: (i) the completion of a business combination (including the Business Combination); (ii) the redemption of all of the Vine Hill Public Shares if Vine Hill is unable to complete an initial business combination within the Combination Period; and (iii) the redemption of any Vine Hill Public Shares properly tendered in connection with certain shareholder votes (for example, to approve certain amendments to the Vine Hill Memorandum and Articles of Association), in each case subject to applicable law.

Upon the Closing, the funds deposited in the Trust Account will be released to pay holders of Vine Hill Public Shares who properly exercise their redemption rights; to pay transaction fees and expenses associated with the Business Combination; and for working capital and general corporate purposes of Holdco following the Business Combination. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Sources and Uses of Funds for the Business Combination” on page 128.

Q.     What underwriting fees are payable in connection with the Business Combination?

A.     Pursuant to the Underwriting Agreement, dated September 5, 2024 (the “Underwriting Agreement”), by and between Vine Hill and Stifel, Nicolaus & Company, Incorporated (“Stifel”), acting as representative of the several underwriters in connection with the Vine Hill IPO, Vine Hill paid a cash underwriting fee to the underwriters of $2.0 million, after reimbursement of expenses of Vine Hill, and agreed to pay the underwriters a deferred underwriting fee of $0.35 per Vine Hill Unit sold in the Vine Hill IPO, totaling $7.7 million, upon the consummation of an initial business combination, payable from amounts held in the Trust Account. On July 18, 2025, Stifel waived its entitlement to the deferred underwriting fee. The following table illustrates the effective underwriting discount on a percentage basis of the amount of cash in the Trust Account available to Holdco at each redemption level identified below and includes: (i) the cash underwriting fee that was paid in connection with the Vine Hill IPO and (ii) the payment of the deferred underwriting fees payable upon the consummation of the Business Combination:

	No Redemption Scenario(1)	25% Redemption Scenario(1)(2)	50% Redemption Scenario(1)(3)	75% Redemption Scenario(1)(4)	Maximum Redemption Scenario(1)(5)
Unredeemed Vine Hill Public Shares	22,000,000	16,500,000	11,000,000	5,500,000	—
Trust Account cash to Holdco(6)	$231,461,759	$173,596,319	$115,730,880	$57,865,440	$—
Upfront Underwriting Fee(7)	$2,000,000	$2,000,000	$2,000,000	$2,000,000	$2,000,000
Deferred Underwriting Fee(8)	$—	$—	$—	$—	$—
Total Underwriting Fee	$2,000,000	$2,000,000	$2,000,000	$2,000,000	$2,000,000
Total Underwriting Fee, as percentage of Trust Account cash to Holdco	0.86%	1.15%	1.73%	3.46%	N/A

____________

(1)      Share numbers presented under each redemption scenario are presented for illustrative purposes. Vine Hill and CoinShares cannot predict how many Vine Hill Public Shares will be redeemed. As a result, the Trust Account cash to Holdco and the number of Vine Hill Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above. Amounts are based on 22,000,000 Vine Hill Public Shares outstanding as of the date of this proxy statement/prospectus.

(2)      This scenario assumes that 5,500,000 Vine Hill Public Shares or 25% of the Vine Hill Public Shares outstanding as of the date of this proxy statement/prospectus are redeemed for an aggregate of approximately $57.9 million (based on the Trust Account balance as of September 30, 2025).

(3)      This scenario assumes that 11,000,000 Vine Hill Public Shares or 50% of the Vine Hill Public Shares outstanding as of the date of this proxy statement/prospectus are redeemed for an aggregate of approximately $115.7 million (based on the Trust Account balance as of September 30, 2025).

(4)      This scenario assumes that 16,500,000 Vine Hill Public Shares or 75% of the Vine Hill Public Shares outstanding as of the date of this proxy statement/prospectus are redeemed for an aggregate of approximately $173.6 million (based on the Trust Account balance as of September 30, 2025).

(5)      This scenario assumes that 22,000,000 Vine Hill Public Shares or 100% of the Vine Hill Public Shares outstanding as of the date of this proxy statement/prospectus are redeemed for an aggregate of approximately $231.5 million (based on the Trust Account balance as of September 30, 2025).

(6)      Based on the Trust Account balance as of September 30, 2025.

(7)      Includes $2.0 million reimbursement of expenses of Vine Hill. This amount was paid at closing of the Vine Hill IPO.

(8)      On July 18, 2025, Stifel waived its entitlement to the deferred underwriting fee.

Q.     Did the Vine Hill Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A.     No. The Vine Hill Board did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination (including the consideration to be delivered to CoinShares Shareholders under the terms of the Business Combination Agreement). However, Vine Hill’s management and the members of the Vine Hill Board have substantial experience evaluating the financial merits of companies across a variety of industries and the Vine Hill Board concluded that this experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination and its terms. The factors and information considered by the Vine Hill Board, as further described under the heading “Vine Hill Financial Analysis” below, included information about other public companies with similarities to CoinShares’ business and other relevant financial information selected based on the business experience and the professional judgment of Vine Hill’s management. The risks related to the Vine Hill Board not obtaining a fairness opinion or any similar report or appraisal in connection with the determination to approve the Business Combination are further described under the heading “Risks Related to the Business Combination and Vine Hill” below, under the subheading “Neither the Vine Hill Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, you have no assurance from an independent source that the price Vine Hill is paying for CoinShares is fair to Vine Hill — and, by extension, its securityholders — from a financial point of view.”

Q.     What happens if a substantial number of the Vine Hill Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A.     Vine Hill Public Shareholders are not required to vote in respect of the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Vine Hill Public Shareholders are reduced as a result of redemptions by Vine Hill Public Shareholders.

If a Vine Hill Public Shareholder exercises its redemption rights, such exercise will not result in the loss of any Vine Hill Public Warrants that it may hold. Assuming that all Vine Hill Public Shares were redeemed (the maximum amount permitted under the Maximum Redemption Scenario), the Vine Hill Public Shareholders will retain the 11,000,000 Vine Hill Public Warrants. If a substantial number of Vine Hill Public Shareholders exercise their redemption rights and the holders of the 11,000,000 Holdco Warrants choose to exercise their warrants, any non-redeeming shareholders would experience dilution to the extent such warrants are exercised.

In the event of significant redemptions, with fewer Vine Hill Public Shares and Vine Hill Public Shareholders, the trading market for Holdco Ordinary Shares may be less liquid than the market for Vine Hill Class A Shares was prior to the Business Combination and Holdco may not be able to meet the listing standards for a Stock Exchange.

The table below presents the value per share to a Vine Hill Public Shareholder that elects not to redeem under: (1) the No Redemption Scenario; (2) the 25% Redemption Scenario; (3) the 50% Redemption Scenario; (4) the 75% Redemption Scenario; and (5) the Maximum Redemption Scenario, and in each case assuming there are no dissenting Vine Hill shareholders:

	No Redemption Scenario(1)		25% Redemption Scenario(2)		50% Redemption Scenario(3)		75% Redemption Scenario(4)		Maximum Redemption Scenario(5)
	Shares	Value Per Share(6)	Shares	Value Per Share(6a)	Shares	Value Per Share(6b)	Shares	Value Per Share(6c)	Shares	Value Per Share(6d)
Base Scenario(7)	153,066,668	$10.52	147,566,668	$10.52	142,066,668	$10.52	136,566,668	$10.52	131,066,668	$10.52
Exercising all Vine Hill Public Warrants(8)	164,066,668	$10.59	158,566,668	$10.59	153,066,668	$10.59	147,566,668	$10.59	142,066,668	$10.60
	Post-Transaction Equity Value
	No Redemption Scenario(1)	25% Redemption Scenario(2)	50% Redemption Scenario(3)	75% Redemption Scenario(4)	Maximum Redemption Scenario(5)
Base Scenario(7)	$1,610,412,737	$1,552,547,298	$1,494,681,858	$1,436,816,418	$1,378,950,978
Exercising all Vine Hill Public Warrants(8)	$1,736,912,737	$1,679,047,298	$1,621,181,858	$1,563,316,418	$1,505,450,978

____________

(1)      Ownership percentage is based on 22,000,000 Vine Hill Public Shares outstanding as of the date of this proxy statement/prospectus.

(2)      This scenario assumes that 5,500,000 Vine Hill Public Shares or 25% of the Vine Hill Public Shares outstanding as of the date of this proxy statement/prospectus are redeemed.

(3)      This scenario assumes that 11,000,000 Vine Hill Public Shares or 50% of the Vine Hill Public Shares outstanding as of the date of this proxy statement/prospectus are redeemed.

(4)      This scenario assumes that 16,500,000 Vine Hill Public Shares or 75% of the Vine Hill Public Shares outstanding as of the date of this proxy statement/prospectus are redeemed.

(5)      This scenario assumes that 22,000,000 Vine Hill Public Shares or 100% of the Vine Hill Public Shares outstanding as of the date of this proxy statement/prospectus are redeemed.

(6)      Based on a post-transaction equity value of Holdco of the following:

(6a)    Based on a post-transaction equity value of Holdco of approximately $1.5 billion, which equals (i) $1.6 billion less (ii) $0.1 billion, equivalent to the value of 5,500,000 Vine Hill Public Shares redeeming in the 25% Redemption Scenario (based on a Redemption Price of $10.52, which was the approximate Redemption Price as of September 30, 2025).

(6b)    Based on a post-transaction equity value of Holdco of approximately $1.5 billion, which equals (i) $1.6 billion less (ii) $0.1 billion, equivalent to the value of 11,000,000 Vine Hill Public Shares redeeming in the 50% Redemption Scenario (based on a Redemption Price of $10.52, which was the approximate Redemption Price as of September 30, 2025).

(6c)    Based on a post-transaction equity value of Holdco of approximately $1.4 billion, which equals (i) $1.6 billion less (ii) $0.2 billion, equivalent to the value of 16,500,000 Vine Hill Public Shares redeeming in the 75% Redemption Scenario (based on a Redemption Price of $10.52, which was the approximate Redemption Price as of September 30, 2025).

(6d)    Based on a post-transaction equity value of Holdco of approximately $1.4 billion, which equals (i) $1.6 billion less (ii) $0.2 billion, equivalent to the value of 22,000,000 Vine Hill Public Shares redeeming in the Maximum Redemption Scenario (based on a Redemption Price of $10.52, which was the approximate Redemption Price as of September 30, 2025).

(7)      Includes (i) 120,000,000 Holdco Ordinary Shares held by CoinShares shareholders in all redemption scenarios, (ii) (a) 22,000,000 Vine Hill Public Shares in the No Redemption Scenario, (b) 16,500,000 Vine Hill Public Shares in the 25% Redemption Scenario, (c) 11,000,000 Vine Hill Public Shares in the 50% Redemption Scenario, (d) 5,500,000 Vine Hill Public Shares in the 75% Redemption Scenario, and (e) no Vine Hill Public Shares in the Maximum Redemption Scenario, (iii) the Sponsor’s 4,400,001 Holdco Ordinary Shares in all redemption scenarios, and (iv) the PIPE Investor’s 6,666,667 Holdco Ordinary Shares in all redemption scenarios.

(8)      Represents the Base Scenario plus the cash exercise of 11,000,000 Vine Hill Public Warrants at an exercise price of $11.50 per warrant.

Q.     What conditions must be satisfied to complete the Business Combination?

A.     The consummation of the Business Combination is conditioned upon the satisfaction or written waiver (where permissible) by the parties to the Business Combination Agreement of certain customary closing conditions. These conditions include, among other things: (i) approval by Vine Hill’s shareholders of the Condition Precedent Proposals; (ii) approval by CoinShares Shareholders of the Scheme of Arrangement; (iii) receipt of certain specified regulatory approvals, including, without limitation, expiration or termination of any waiting period under the Hart-Scott-Rodino Act; (iv) consummation of the Business Combination not being prohibited or enjoined by any order, rule, regulation or other applicable law; (v) absence of any secured creditors of Vine Hill; (vi) Holdco Ordinary Shares having been approved for listing on Nasdaq (or any other public stock market or exchange in the United States as may be agreed by CoinShares and Vine Hill), subject to official notice of issuance thereof; (vii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part in accordance with the Securities Act and absence of any stop order issued by the SEC which remains in effect with respect to the registration statement of which this proxy statement/prospectus forms a part; and (viii) the Royal Court of Jersey sanctioning the Scheme of Arrangement and the submission by CoinShares of the court’s order to the Registrar of Companies of Jersey for registration. For more information, see “The Business Combination Proposal — Business Combination Agreement — Closing Conditions” on page 105.

Q.     When do you expect the Business Combination to be completed?

A.     It is currently expected that the Business Combination will be consummated in the first quarter of 2026. This date depends, among other things, on the approval of the proposals to be put to Vine Hill’s shareholders at the Extraordinary General Meeting. However, such meeting could be adjourned if the Adjournment Proposal is adopted by Vine Hill’s shareholders at the Extraordinary General Meeting and Vine Hill elects to adjourn the Extraordinary General Meeting to a later date or dates, if necessary or desirable, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Extraordinary General Meeting. For a description of the conditions for the completion of the Business Combination, see “The Business Combination Proposal — Business Combination Agreement” on page 103 of this proxy statement/prospectus.

Q.     What happens if the Business Combination is not consummated?

A.     If Vine Hill is not able to complete the Business Combination within the Combination Period, Vine Hill will, as promptly as reasonably possible, but not more than ten business days following the end of the Combination Period, redeem all of the Vine Hill Public Shares. The redemption will be at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Vine Hill (net of taxes payable, if any and up to $100,000 of interest to pay liquidation expenses), divided by the number of then issued Vine Hill Public Shares. The redemption will completely extinguish Vine Hill Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to Vine Hill’s obligations under Cayman Islands law to provide for claims of creditors and other requirements of applicable law.

Q.     Following the Business Combination, will Vine Hill’s securities continue to trade on a stock exchange?

A.     Yes. Holdco has applied to list the Holdco Ordinary Shares on Nasdaq under the symbol “CS” and to list the Holdco Warrants on Nasdaq under a symbol to be determined prior to consummation of the Business Combination, upon the Closing. There can be no assurance that such listing condition will be met. If the listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. We may not have received confirmation from Nasdaq of the approval of the listing of the Holdco Ordinary Shares and Holdco Warrants at the time of the Extraordinary General Meeting or prior to the Closing. The listing condition to the Closing may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation. Further, such confirmation may never be received and the Business Combination could still be consummated if such condition is waived. In such event, the Holdco securities may not be listed on any securities exchange.

The Vine Hill Units outstanding immediately prior to the Business Combination will automatically be cancelled and each holder thereof will be entitled to one Holdco Ordinary Share and one-half of one Holdco Warrant, for each Vine Hill Unit. For more information about Holdco’s securities following the completion of the Business Combination, see the section of this proxy statement/prospectus entitled “Description of Securities of Holdco” on page 263.

Q.     Do I have appraisal rights in connection with the Business Combination?

A.     In respect of the special resolution to approve the SPAC Merger Proposal, under Section 238 of the Cayman Islands Companies Act, shareholders of a Cayman Islands company ordinarily have appraisal rights (also referred to as dissenters’ rights) with respect to a statutory merger. The Cayman Islands Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, Vine Hill Public Shareholders are still entitled to exercise the rights of redemption in respect to their Vine Hill Public Shares detailed in this proxy statement/prospectus, and the redemption proceeds payable to Vine Hill Public Shareholders who exercise such redemption rights will represent the fair value of those shares. Any Vine Hill Public Shareholder who elects to exercise appraisal rights under Section 238 of the Cayman Islands Companies Act will lose their right to have their Vine Hill Public Shares redeemed in accordance with the Vine Hill Memorandum and Articles of Association. See the section titled “The Business Combination Proposal — Appraisal Rights under the Cayman Islands Companies Act” on page 101 for additional information. Holders of Vine Hill Public Warrants or Vine Hill Units do not have appraisal rights in respect to such securities in connection with the Business Combination under the Cayman Islands Companies Act.

Q:     Can I exercise redemption rights and appraisal rights under the Cayman Islands Companies Act?

A:     No. Any Vine Hill Public Shareholder who elects to exercise appraisal rights under Section 238 of the Cayman Islands Companies Act will lose their right to have their Vine Hill Public Shares redeemed in accordance with the Vine Hill Memorandum and Articles of Association. The certainty provided by the redemption process may be preferable for Vine Hill Public Shareholders wishing to exchange their Vine Hill Public Shares for cash. This is because such appraisal rights may be lost and extinguished, including where Vine Hill and the other parties to the Business Combination Agreement determine to delay the consummation of the Business Combination in order to invoke the limitation on dissenter rights under Section 239 of the Cayman Islands Companies Act, in which case any Vine Hill Public Shareholder who had sought to exercise appraisal rights would only be entitled to receive the merger consideration comprising one Holdco Ordinary Share for each of their Vine Hill Public Shares (subject to adjustment as set out herein). See the section titled “The Business Combination Proposal — Appraisal Rights under the Cayman Islands Companies Act” for additional information.

Q.     What do I need to do now?

A.     Vine Hill urges you to read this proxy statement/prospectus, including the Annexes and the documents referred to in this proxy statement/prospectus, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder or warrant holder. You should then submit your proxy as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card to make sure that your shares are represented and voted at the Extraordinary General Meeting.

Q.     How do I vote?

A.     If you are a holder of record of Vine Hill Ordinary Shares on the Record Date for the Extraordinary General Meeting, you may vote in person (including virtually online) at the Extraordinary General Meeting or by submitting a proxy for the Extraordinary General Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote in person (including virtually), obtain a valid proxy from your broker, bank or nominee.

Q.     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.     If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Vine Hill or by voting online at the Extraordinary General Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of Nasdaq, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that Nasdaq determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Extraordinary General Meeting are “non-routine” proposals and therefore, Vine Hill does not expect there to be any broker non-votes at the Extraordinary General Meeting.

If your shares are held in “street name” and you do not instruct your broker, bank or other nominee on how to vote the shares you beneficially own, your broker, bank or other nominee will not vote your shares on any proposal at the Extraordinary General Meeting. Accordingly, your bank, broker or other nominee can vote the shares you beneficially own at the Extraordinary General Meeting only if you provide instructions on how to vote. You should instruct your broker to vote your shares as soon as possible in accordance with directions you provide.

Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Extraordinary General Meeting and therefore will have no effect on the approval of each of the proposals as a matter of Cayman Islands law.

Q.     When and where will the Extraordinary General Meeting be held?

A.     The Extraordinary General Meeting will be held on            , 2026 at            , Eastern Time. For the purposes of the Vine Hill Memorandum and Articles of Association, the physical place of the meeting will be at Paul Hastings LLP, 200 Park Avenue, New York, NY 10166. However, in order to facilitate access for Vine Hill’s shareholders, the Extraordinary General Meeting will be held in virtual meeting format at https://www.cstproxy.com/vinehillcapital/2026. There is no requirement to attend the Extraordinary General Meeting in person at the physical meeting place.

Q.     Who is entitled to vote at the Extraordinary General Meeting?

A.     Vine Hill has fixed            , 2026 as the Record Date for the Extraordinary General Meeting. If you were a holder of Vine Hill Ordinary Shares at the close of business on the Record Date, you are entitled to vote on matters that come before the Extraordinary General Meeting. However, a shareholder may only vote such shareholder’s shares if such shareholder is present in person (including virtually) or is represented by proxy at the Extraordinary General Meeting.

Q.     How many votes do I have?

A.     Vine Hill’s shareholders are entitled to one vote at the Extraordinary General Meeting for each Vine Hill Ordinary Share held of record as of the Record Date. As of the close of business on the Record Date for the Extraordinary General Meeting, there were              Vine Hill Ordinary Shares issued and outstanding, of which            were issued and outstanding Vine Hill Public Shares.

Q.     What constitutes a quorum?

A.     A quorum of Vine Hill’s shareholders is necessary to hold a valid meeting. The presence (which would include presence at the virtual Extraordinary General Meeting), in person, virtually or by proxy, of shareholders holding one-third of the Vine Hill Ordinary Shares entitled to vote at the Extraordinary General Meeting constitutes a quorum at the Extraordinary General Meeting. Abstentions will be considered present for the purposes of establishing a quorum. The Sponsor owns            % of the issued and outstanding Vine Hill Ordinary Shares as of the Record Date, which will count towards this quorum. As a result, as of the Record Date, in addition to the Vine Hill Class B Shares of the Sponsor, an additional Vine Hill Ordinary Shares would be required to be present at the Extraordinary General Meeting to achieve a quorum. If a quorum is not present within half an hour from the time appointed for the Extraordinary General Meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Vine Hill Board may determine.

Q.     What vote is required to approve each Shareholder Proposal at the Extraordinary General Meeting?

A.     Business Combination Proposal — The approval of the Business Combination Proposal requires an ordinary resolution, being a resolution passed by the affirmative vote of at least a simple majority of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Business Combination Proposal at the Extraordinary General Meeting. The Business Combination does not require the approval of a majority of the unaffiliated securityholders of Vine Hill.

SPAC Merger Proposal — The approval of the SPAC Merger Proposal requires a special resolution under the Cayman Islands Companies Act and the Vine Hill Memorandum and Articles of Association, being a resolution passed by the affirmative vote of at least two-thirds of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the SPAC Merger Proposal at the Extraordinary General Meeting.

Organizational Document Proposal — The approval of the Organizational Document Proposal requires an ordinary resolution, being a resolution passed by the affirmative vote of at least a simple majority of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Organizational Document Proposal at the Extraordinary General Meeting.

Advisory Organizational Document Proposals — The approval of the Advisory Organizational Document Proposals requires an ordinary resolution, being a resolution passed by the affirmative vote of at least a simple majority of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Advisory Organizational Document Proposal at the Extraordinary General Meeting.

NTA Proposal — The approval of the NTA Proposal requires a special resolution under the Cayman Islands Companies Act and the Vine Hill Memorandum and Articles of Association, being a resolution passed by the affirmative vote of at least two-thirds of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the NTA Proposal at the Extraordinary General Meeting.

Adjournment Proposal — The approval of the Adjournment Proposal requires an ordinary resolution, being a resolution passed by the affirmative vote of at least a simple majority of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Adjournment Proposal at the Extraordinary General Meeting.

The Sponsor has agreed to vote its shares in favor of all the proposals being presented at the Extraordinary General Meeting. As of the Record Date, the Sponsor owns approximately      % of the issued and outstanding Vine Hill Ordinary Shares. See “How do the Sponsor and its affiliates intend to vote their Vine Hill Ordinary Shares?” below.

Q.     What are the recommendations of the Vine Hill Board?

A.     The Vine Hill Board believes that the Business Combination Proposal and the other proposals to be presented at the Extraordinary General Meeting are in the best interests of Vine Hill and its shareholders. Accordingly, the Vine Hill Board unanimously recommends that Vine Hill’s shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the SPAC Merger Proposal, “FOR” the approval of the Organizational Document Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Document Proposals, “FOR” the approval of the NTA Proposal and “FOR” the approval of the Adjournment Proposal, in each case, if presented to the Extraordinary General Meeting.

The existence of financial and personal interests of one or more of Vine Hill’s directors may result in a conflict of interest on the part of such director(s) between what such director may believe is in the best interests of Vine Hill and its shareholders and what such director may believe is best for themselves in determining to recommend that shareholders vote for the proposals. Vine Hill’s officers have interests in the Business Combination that may be different from or in addition to, your interests as a shareholder. The Vine Hill Board was aware of and considered these interests, among other matters, in approving the Business Combination and in determining to recommend to Vine Hill’s shareholders to vote in favor of the Shareholder Proposals. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination” on page 125.

Q.     How do the Sponsor and its affiliates intend to vote their Vine Hill Ordinary Shares?

A.     The Sponsor has agreed and Vine Hill’s officers and directors intend, to vote the Vine Hill Ordinary Shares owned by them in favor of the Shareholder Proposals. Further, pursuant to the terms and conditions of the Sponsor Support Agreement, the Sponsor agreed to vote its shares in favor of each Shareholder Proposal being presented at the Extraordinary General Meeting. If at any time prior to the termination of the Business Combination Agreement, the Vine Hill Board effects a Modification in Recommendation (as defined in this in this proxy statement/prospectus), then the obligations to vote or consent in accordance with the foregoing clause shall automatically be deemed to be modified such that the Sponsor will vote with respect to its Vine Hill Ordinary Shares in the same proportion to the votes cast by the Vine Hill Public Shareholders. As of the Record Date, the Sponsor owns            % of the issued and outstanding Vine Hill Ordinary Shares. Vine Hill’s officers and directors do not hold any Vine Hill Public Shares, but may purchase Vine Hill Public Shares at any time, subject to compliance with law and Vine Hill’s trading policies.

As a result, in addition to approval by the Sponsor, approval of the SPAC Merger Proposal and the NTA Proposal will require the affirmative vote of at least            Vine Hill Public Shares (or approximately            % of the issued and outstanding Vine Hill Public Shares) if all Vine Hill Ordinary Shares are represented at the Extraordinary General Meeting and cast votes and the affirmative vote of at least            Vine Hill Public Shares (or approximately            % of the issued and outstanding Vine Hill Public Shares) if only such shares as are required to establish a quorum are represented at the Extraordinary General Meeting and cast votes.

Additionally, the approval of the Business Combination Proposal, the Organizational Document Proposal, the Advisory Organizational Document Proposals and the Adjournment Proposal will require the affirmative vote of at least            Vine Hill Public Shares (or approximately     % of the issued and outstanding Vine Hill Public Shares) if all Vine Hill Ordinary Shares are represented at the Extraordinary General Meeting and cast votes and the affirmative vote of at least            Vine Hill Public Shares (or approximately            % of the issued and outstanding Vine Hill Public Shares) if only such shares as are required to establish a quorum are represented at the Extraordinary General Meeting and cast votes.

Prior to the Extraordinary General Meeting, the Sponsor and our directors, executive officers, advisors or their affiliates may purchase Vine Hill Public Shares in privately negotiated transactions or in the open market from shareholders who redeem or indicate an intention to redeem, their Vine Hill Public Shares or they may enter into transactions with such persons and others to provide them with incentives to acquire Vine Hill Public Shares. Any Vine Hill Public Shares purchased by the Sponsor or its affiliates would be purchased at a price no higher than the Redemption Price for the Vine Hill Public Shares. For illustrative purposes, as of September 30, 2025, this would have amounted to approximately $10.52 per Vine Hill Public Share. Any Vine Hill Public Shares so purchased would not be voted by the Sponsor or our directors, executive officers, advisors or their affiliates in favor of each of the proposals at the Extraordinary General Meeting and would not be redeemable by the Sponsor or its affiliates.

The purpose of such Vine Hill Public Share purchases and other transactions would be to decrease the number of redemptions. Such incentives may include arrangements to protect such investors or holders against potential loss in value of their Vine Hill Public Shares, including the granting of put options and the transfer to such investors or holders of Vine Hill Ordinary Shares or Vine Hill Private Warrants owned by the Sponsor for nominal value.

None of the funds in the Trust Account would be used to purchase Vine Hill Public Shares in such transactions. Vine Hill will file a Current Report on Form 8-K prior to the Extraordinary General Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include: (i) the amount of Vine Hill Public Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of Vine Hill Public Shares for which Vine Hill has received redemption requests.

Any such arrangements could have a depressive effect on the price of Holdco Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the market price and may therefore be more likely to sell the shares such investor or holder owns, either prior to or immediately after the Extraordinary General Meeting. The public “float” of Vine Hill Public Shares and the number of beneficial holders of Vine Hill’s securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of Vine Hill’s securities on a Stock Exchange.

The existence of financial and personal interests of one or more of Vine Hill’s directors may result in a conflict of interest on the part of such director(s) between what such director may believe is in the best interests of Vine Hill and its shareholders and what they may believe is best for themselves in determining to recommend that shareholders vote for the proposals. Vine Hill’s officers have interests in the Business Combination that may be different from or in addition to, your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination.”

Q.     What happens if I sell my Vine Hill Public Shares before the Extraordinary General Meeting?

A.     The Record Date for the Extraordinary General Meeting is earlier than the date of the Extraordinary General Meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your Vine Hill Public Shares after the applicable Record Date, but before the Extraordinary General Meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the Extraordinary General Meeting but the transferee and not you, will have the right to redeem such Vine Hill Public Shares.

Q.     How can I vote my Vine Hill Public Shares without attending the Extraordinary General Meeting?

A.     If you are a holder of record of Vine Hill Public Shares as of the close of business on the Record Date, you can vote by proxy by mail by following the instructions provided in the enclosed proxy card. If you are a beneficial owner of Vine Hill Public Shares, you may vote by submitting voting instructions to your broker, bank or nominee or otherwise by following instructions provided by your broker, bank or nominee. Telephone and internet voting will be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or nominee.

Q.     May I change my vote after I have mailed my signed proxy card?

A.     Yes. Shareholders may send a later-dated, signed proxy card to Vine Hill at Vine Hill’s address set forth below so that it is received by Vine Hill prior to the vote at the Extraordinary General Meeting (which is scheduled to take place on            , 2026) or attend the Extraordinary General Meeting in person (including virtually) and vote. Shareholders also may revoke their proxy by sending a notice of revocation to Vine Hill, which must be received by Vine Hill prior to the vote at the Extraordinary General Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q.     What happens if I fail to take any action with respect to the Extraordinary General Meeting?

A.     If you fail to take any action with respect to the Extraordinary General Meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a shareholder and warrant holder of Holdco. If you fail to take any action with respect to the Extraordinary General Meeting and the Business Combination is not approved, you will remain a shareholder and warrant holder of Vine Hill. However, if you fail to vote with respect to the Extraordinary General Meeting but the Business Combination is consummated, you will nonetheless be able to elect to redeem your Vine Hill Public Shares in connection with the Business Combination, so long as you take the required steps to elect to redeem your Vine Hill Public Shares at least two business days prior to the initially scheduled date of the Extraordinary General Meeting.

Q.     What happens if I vote against the Business Combination Proposal?

A.     If you vote against the Business Combination Proposal but the Business Combination Proposal still receives the requisite shareholder approval, then assuming the approval of each of the Condition Precedent Proposals and the satisfaction or waiver of the other conditions to the Closing, the Business Combination will be consummated in accordance with the terms of the Business Combination Agreement.

If you vote against the Business Combination Proposal and the Business Combination Proposal does not receive the requisite vote at the Extraordinary General Meeting, then the Business Combination Proposal will fail and we will not consummate the Business Combination. If we do not consummate the Business Combination Proposal, we may continue to try to complete a business combination with a different target business during the Combination Period or obtain an additional extension of the Combination Period. If we fail to complete the Business Combination within the Combination Period or fail to obtain an additional extension of the Combination Period, we will be required to liquidate the Trust Account by returning then-remaining funds in the Trust Account to the Vine Hill Public Shareholders in accordance with the Vine Hill Memorandum and Articles of Association.

Q.     What should I do with my share certificates?

A.     Vine Hill Public Shareholders who exercise their redemption rights must deliver (either physically or electronically) their share certificates for Vine Hill Public Shares (if any) along with the redemption forms to the Transfer Agent, prior to the Extraordinary General Meeting.

Vine Hill Public Shareholders will be entitled to receive cash for any Vine Hill Public Shares to be redeemed only if they:

1.      (a) hold Vine Hill Public Shares or (b) hold Vine Hill Public Shares through Vine Hill Units, elect to separate their Vine Hill Units into the underlying Vine Hill Public Shares and Vine Hill Public Warrants prior to exercising their redemption rights with respect to the Vine Hill Public Shares;

2.      submit a written request to the Transfer Agent, including the legal name, phone number and address of the beneficial owner of the Vine Hill Public Shares for which redemption is requested, that Vine Hill redeem all or a portion of their Vine Hill Public Shares for cash; and

3.      deliver the share certificates for their Vine Hill Public Shares (if any) along with the redemption forms to the Transfer Agent, physically or electronically, through DTC.

Vine Hill Public Shareholders must complete the procedures for electing to redeem their Vine Hill Public Shares in the manner described above prior to the Redemption Deadline in order for their Vine Hill Public Shares to be redeemed.

Q.     What should I do if I receive more than one set of voting materials?

A.     Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Vine Hill Ordinary Shares.

Q.     Who will solicit and pay the cost of soliciting proxies for the Extraordinary General Meeting?

A.      Vine Hill will pay the cost of soliciting proxies for the Extraordinary General Meeting. Vine Hill has engaged Sodali & Co to assist in the solicitation of proxies for the Extraordinary General Meeting. Vine Hill has agreed to pay Sodali & Co a fee of $27,500, plus disbursements. Vine Hill will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Vine Hill Class A Shares for their expenses in forwarding soliciting materials to beneficial owners of Vine Hill Class A Shares and in obtaining voting instructions from those owners. Vine Hill’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.     Where can I find the voting results of the Extraordinary General Meeting?

A.     The preliminary voting results are expected to be announced at the Extraordinary General Meeting. Vine Hill will publish final voting results of the Extraordinary General Meeting in a Current Report on Form 8-K within four business days after the Extraordinary General Meeting.

Q.     Who can help answer my questions?

A.     If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card, you should contact:

You also may obtain additional information about Vine Hill from documents filed with the SEC by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find More Information.” If you are a holder of Vine Hill Public Shares and you intend to seek redemption, you will need to deliver the certificates for your Vine Hill Public Shares (if any) along with the redemption forms (either physically or electronically) to the Transfer Agent, at the address below. Holders must complete the procedures for electing to redeem their Vine Hill Public Shares in the manner described above prior to the Redemption Deadline in order for their Vine Hill Public Shares to be redeemed. If you have questions regarding the certification of your position or delivery of your share certificates (if any) along with the redemption forms, please contact:

Continental Stock Transfer & Trust Company
1 State Street, 30 Floor
New York, New York 10004
Email: spacredemptions@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary, together with the section entitled, “Questions and Answers for Vine Hill Shareholders” summarizes certain information contained in this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Business Combination and the Proposals to be considered at the Extraordinary General Meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section titled “Where You Can Find More Information.”

Parties to the Business Combination

Vine Hill

Vine Hill is a Cayman Islands exempted company whose business purpose is to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Vine Hill’s securities are traded on Nasdaq under the ticker symbols “VCIC,” “VCICU” and “VCICW.”

Vine Hill’s principal executive offices are located at 500 E. Broward Blvd., Suite 900, Fort Lauderdale, FL 33394 and its phone number is (954) 848-2859.

Sponsor (Vine Hill Capital Sponsor I LLC)

The Sponsor, a Delaware limited liability company, is the sponsor of Vine Hill and currently, together with our officer and directors, owns approximately            % of the issued and outstanding Vine Hill Ordinary Shares.

The mailing address of the principal executive offices and the telephone of the Sponsor are the same as Vine Hill.

Holdco (Odysseus Holdings Limited)

Holdco, a private company limited by shares organized under the laws of Jersey on August 29, 2025 solely for the purpose of effecting the Business Combination and is the owner of all of the issued and outstanding equity interests of SPAC Merger Sub. Holdco owns no material assets other than the equity interest of SPAC Merger Sub and it does not operate any business.

The mailing address and telephone of the principal executive offices of Holdco are until the consummation of the Business Combination the same as for CoinShares.

CoinShares (CoinShares International Limited)

CoinShares, a public company limited by shares organized under the laws of Jersey on November 27, 2008.

The mailing address of the principal executive offices of CoinShares until the consummation of the Business Combination is 2 Hill Street, St. Helier, JE2 4UA, Jersey, Channel Islands.

SPAC Merger Sub (Odysseus (Cayman) Limited)

SPAC Merger Sub is a wholly-owned subsidiary of Holdco formed solely for the purpose of effectuating the merger with Vine Hill in which SPAC Merger Sub will be the surviving entity. SPAC Merger Sub is a Cayman Islands exempted company incorporated on August 25, 2025. SPAC Merger Sub owns no material assets and does not operate any business.

The mailing address and telephone number of SPAC Merger Sub’s principal executive office is the same as for Holdco.

The Business Combination and the Business Combination Agreement

On September 8, 2025, Vine Hill entered into the Business Combination Agreement by and among Vine Hill, Holdco, SPAC Merger Sub and CoinShares. Pursuant to the Business Combination Agreement, (a) subject to the approval of Vine Hill’s shareholders, among other things, Vine Hill will merge with and into SPAC Merger Sub, with

SPAC Merger Sub being the surviving entity as a direct, wholly-owned subsidiary of Holdco and (i) with each Vine Hill shareholder receiving one no par value ordinary share of Holdco (each, a “Holdco Ordinary Share”), for each Class A ordinary share of Vine Hill, par value $0.0001 per share (each, a “Vine Hill Class A Share”), held by it (after giving effect to the conversion of each Class B ordinary share of Vine Hill, par value $0.0001 per share (each, a “Vine Hill Class B Share” and together with the Vine Hill Class A Shares, the “Vine Hill Ordinary Shares”) into one Vine Hill Class A Share and the separation of the units sold in Vine Hill’s initial public offering (the “Vine Hill IPO” and such units, the “Vine Hill Units”), each such Vine Hill Unit consisting of one Vine Hill Class A Share and one-half of one warrant to purchase one Vine Hill Class A Share (each such warrant, a “Vine Hill Public Warrant”) into the Vine Hill Class A Shares and Vine Hill Public Warrants underlying such Vine Hill Units) and (ii) each Vine Hill Public Warrant outstanding immediately prior to the effectiveness of the SPAC Merger (as defined below) being converted into the right to receive one warrant of Holdco (each, a “Holdco Warrant”), with Holdco assuming Vine Hill’s obligations under the existing warrant agreement (the “SPAC Merger”), (b) subject to the approval of Vine Hill and CoinShares Shareholders, among other things, SPAC Merger Sub will acquire CoinShares, with such acquisition being effected by the exchange of all issued ordinary shares £0.000495 each in CoinShares’ share capital (the “CoinShares Shares”), for Holdco Ordinary Shares by way of a court sanctioned scheme of arrangement under Jersey law (the “Scheme of Arrangement” and, together with the SPAC Merger, the “Mergers”), pursuant to which CoinShares will become a direct, wholly-owned subsidiary of SPAC Merger Sub, and (c) after the Mergers, SPAC Merger Sub will distribute any remaining cash (after giving effect to valid redemption elections of its public shareholders) in Vine Hill’s trust account held for its public shareholders (the “Trust Account”) to Holdco and will be liquidated. As a result of the transactions contemplated by the Business Combination Agreement, Vine Hill and CoinShares will become wholly-owned subsidiaries of Holdco and Holdco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law. The transactions contemplated by the Business Combination Agreement are described in more detail in the accompanying proxy statement/prospectus and are referred to as the “Business Combination.”

One day prior to the effective time of the SPAC Merger, Vine Hill Capital Sponsor I LLC (the “Sponsor”) will (a) forfeit to Vine Hill for no consideration 2,933,333 Vine Hill Class B Shares (such forfeited shares, the “Sponsor Forfeited Shares”), (b) elect to convert each remaining issued and outstanding Vine Hill Class B Share (other than the Sponsor Forfeited Shares) held by it into one Vine Hill Class A Share (the “Sponsor Share Conversion”) and (c) forfeit to Vine Hill for no consideration each outstanding Vine Hill private warrant issued to the Sponsor (each, a “Vine Hill Private Warrant”), upon which forfeiture the Vine Hill Private Warrants will be cancelled (the “Vine Hill Private Warrant Cancellation”). Immediately prior to the effective time of the SPAC Merger, each Vine Hill unit issued in connection with the initial public offering of Vine Hill (each, a “Vine Hill Unit”), each such Vine Hill Unit consisting of one Vine Hill Class A Share and one-half of one warrant to purchase one Vine Hill Class A Share (each such warrant, a “Vine Hill Public Warrant”), will be separated (the “Vine Hill Unit Separation”) and the holder of each such Vine Hill Unit will be deemed to hold one Vine Hill Class A Share and one-half of one Vine Hill Public Warrant, with any fractional Vine Hill Public Warrant rounded down to the nearest whole number of Vine Hill Public Warrants. Immediately after the Vine Hill Unit Separation, all Vine Hill Units will be automatically cancelled and cease to exist.

For more information about the transactions contemplated by the Business Combination Agreement, please see the section entitled “The Business Combination Proposal — Business Combination Agreement.” A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated herein by reference.

Business Combination Consideration

As consideration for the SPAC Merger, at the effective time of the SPAC Merger, (a) each issued and outstanding Vine Hill Class A Share (including each Vine Hill Class A Share issued upon the Sponsor Share Conversion (as defined above)) will be converted into one Holdco Ordinary Share and (b) each outstanding public warrant of Vine Hill (each, a “Vine Hill Public Warrant”) will be assumed by Holdco as a public warrant of Holdco (each, a “Holdco Warrant”), having substantially the same terms and conditions and exercisable for Holdco Ordinary Shares. As consideration for the Scheme of Arrangement, at the effective time of the Scheme of Arrangement, (w) each CoinShares Share that is issued and outstanding (other than the PIPE Shares (as defined below)) will be exchanged for the number of Holdco Ordinary Shares equal to the quotient obtained by dividing (i) (A) $1.2 billion divided by (B) the number of Fully Diluted Equity Securities (as defined below) (such quotient obtained by dividing (A) by (B), the “Equity Value Per Share”) by (ii) $10.00 (such quotient obtained by dividing (i) by (ii), the “Equity Exchange Ratio”); (x) each option to purchase CoinShares Shares (each, a “CoinShares Option”) that is issued and outstanding and has vested pursuant to its terms will be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the excess of the Equity Value Per Share over the exercise price of such CoinShares Option that has vested by (ii) the number of CoinShares Shares underlying such CoinShares Option; (y) (i) each CoinShares Option that is unvested will be converted into an option to purchase a number of Holdco Ordinary Shares equal to the product obtained by multiplying (A) the number of CoinShares Shares underlying such CoinShares Option by (B) the Equity Exchange Ratio and (ii) the per share exercise price of each Holdco Ordinary Share issuable upon exercise of each such converted CoinShares Option will be equal to the quotient obtained by dividing (A) the exercise price per share of such CoinShares Option immediately before the effective time of the Scheme of Arrangement by (B) the Equity Exchange Ratio, subject to the same terms and conditions of such CoinShares Option prior to conversion; and (z) each PIPE Share will be exchanged for one Holdco Ordinary Share. “Fully Diluted Equity Securities” means (a) CoinShares Shares issued and outstanding immediately prior to the effective time of the Scheme of Arrangement (other than the PIPE Shares) and (b) CoinShares Shares that, immediately prior to the effective time of the Scheme of Arrangement, would be issued if CoinShares Options, whether vested or unvested, were net settled by withholding CoinShares Shares upon exercise.

Closing Conditions

Under the Business Combination Agreement, the obligations of the parties to consummate (or cause to be consummated) the Business Combination are subject to the satisfaction of or waiver by all parties to the Business Combination Agreement (to the extent permitted by applicable law) of, a number of customary conditions, including, among other things: (i) approval by Vine Hill’s shareholders of the Condition Precedent Proposals; (ii) approval by CoinShares Shareholders of the Scheme of Arrangement; (iii) receipt of certain specified regulatory approvals, including, without limitation, expiration or termination of any waiting period under the Hart-Scott-Rodino Act; (iv) consummation of the Business Combination not being prohibited or enjoined by any order, rule, regulation or other applicable law; (v) absence of any secured creditors of Vine Hill; (vi) Holdco Ordinary Shares having been approved for listing on The Nasdaq Stock Market (“Nasdaq”) (or any other public stock market or exchange in the United States as may be agreed by CoinShares and Vine Hill), subject to official notice of issuance thereof; (vii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part in accordance with the Securities Act and absence of any stop order issued by the SEC which remains in effect with respect to the registration statement of which this proxy statement/prospectus forms a part; and (viii) the Royal Court of Jersey sanctioning the Scheme of Arrangement and the submission by CoinShares of the court’s order to the Registrar of Companies of Jersey for registration.

The obligations of Vine Hill to consummate the Business Combination are also subject to the satisfaction or waiver by Vine Hill of a number of conditions, including, among other things: (i) the respective representations and warranties of CoinShares, Holdco and SPAC Merger Sub being true and correct, subject to the applicable materiality and knowledge standards contained in the Business Combination Agreement; (ii) material performance or compliance by CoinShares, Holdco and SPAC Merger Sub with their respective pre-Closing covenants; (iii) no CoinShares Material Adverse Effect having occurred since the date of the Business Combination Agreement that is continuing; and (iv) material performance by CoinShares and the Key CoinShares Shareholders (as defined below) with their respective pre-Closing covenants under the Shareholder Support Agreement (as defined below).

The obligations of CoinShares, Holdco and SPAC Merger Sub to consummate the Business Combination are also subject to the satisfaction or waiver by CoinShares of a number of conditions, including, among other things: (i) no information having been made public by Vine Hill or otherwise made available to CoinShares, Holdco or SPAC Merger Sub by Vine Hill, being materially inaccurate, incomplete or misleading in any material respect and Vine Hill having made public all material information which is required to be made public under applicable law; (ii) no state of facts, changes, circumstances, occurrences, events or effects having occurred that has had or would reasonably be expected to have, a materially adverse effect on (a) the business, assets, financial condition or results of operations of Vine Hill or (b) the ability of Vine Hill to perform its material obligations under the Business Combination Agreement or to consummate the Business Combination, in each case, subject to certain exceptions; (iii) none of Vine Hill or the Sponsor having (x) taken any action that is likely to impair the prerequisites for the Closing or (y) failed to take any action the failure of which is likely to impair the prerequisites for the Closing; (iv) completion of the Vine Hill Private Warrant Cancellation; and (v) compliance with the covenants under the Sponsor Support Agreement.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing, among other things: (i) by mutual written agreement of Vine Hill and CoinShares at any time, (ii) by either Vine Hill or CoinShares if the Business Combination shall not have been consummated by June 8, 2026; (iii) by either Vine Hill or CoinShares if a Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Business Combination, including the Mergers, which Order or other action is final and non-appealable; (iv) by CoinShares, upon notice and subject to specified conditions with respect to cure of relevant defaults, if any information made public by Vine Hill or otherwise made available to CoinShares, Holdco or SPAC Merger Sub by Vine Hill, is inaccurate, incomplete or misleading in any material respect or if Vine Hill has failed to make public all information which is required to be made public under applicable law; (v) by Vine Hill, upon notice and subject to specified conditions with respect to cure of relevant defaults, upon a breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of CoinShares, Holdco or SPAC Merger Sub or if any representation or warranty of CoinShares shall have become untrue, in each case, such that the conditions would not be satisfied; (vi) by either Vine Hill or CoinShares if the approval by Vine Hill’s shareholders of the Condition Precedent Proposals has not been obtained; or (vii) by either Vine Hill or CoinShares if the approval by CoinShares Shareholders of, among other things, the Scheme of Arrangement, has not been obtained.

None of the parties to the Business Combination Agreement is required to pay a termination fee or reimburse any other party for its expenses as a result of a termination of the Business Combination Agreement. However, each party will remain liable for willful breaches of the Business Combination Agreement or for Fraud prior to termination. Notwithstanding the foregoing, CoinShares will bear all fees, costs and expenses incurred by any party in connection with the filing of the registration statement of which this proxy statement/prospectus forms a part with the SEC and submitting a listing application for Holdco securities to Nasdaq (or any other public stock market or exchange in the United States as may be agreed by CoinShares and Vine Hill), regardless of whether the Closing occurs. Additionally, following the Closing, Holdco will be required to reimburse or pay or cause to be reimbursed or paid, all expenses of the parties, provided that expenses of Vine Hill (subject to certain exceptions) shall only be reimbursed up to an amount of $4,000,000.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and is incorporated herein by reference.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement and which we refer to as the “Related Agreements,” but does not purport to describe all of their terms. The following summary is qualified in its entirety by reference to the complete text of each of these Related Agreements, which are included as exhibits to this proxy/statement prospectus. You are urged to read such Related Agreements in their entirety.

Sponsor Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, Vine Hill entered into a Sponsor Support Agreement with the Sponsor, CoinShares and Holdco (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed (i) to vote its Vine Hill Ordinary Shares in favor of the Business Combination and all related transactions and proposals and withhold consent for any action that may result in breach of the Business Combination Agreement or otherwise impair the Closing, (ii) to waive any rights to adjustment or other anti-dilution or similar protections with respect to the rate that the Vine Hill Class B Shares held by the Sponsor will convert into Vine Hill Class A Shares in connection with the Business Combination and related transactions, (iii) not to transfer, redeem or cause the redemption of any of the Vine Hill Class B Shares or Vine Hill Class A Shares held by the Sponsor prior to or in connection with the consummation of the Business Combination, (iv) to forfeit and surrender the Sponsor Forfeited Shares, (v) to effect the Vine Hill Private Warrant Cancellation, (vi) to consummate the Sponsor Share Conversion one day prior to the effective time of the SPAC Merger, (vii) to release any claims against Vine Hill, Holdco, CoinShares and SPAC Merger Sub with respect to any matter arising prior to the Closing, subject to customary exceptions and existing contractual rights, and (viii) to cause to be forgiven, for no consideration, any loans made to Vine Hill by the Sponsor, any member of Vine Hill or the Sponsor’s respective management teams or any other person.

Shareholder Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, a group of CoinShares Shareholders (the “Key CoinShares Shareholders”) holding at least 75% of the outstanding CoinShares Shares entered into a Shareholder Support Agreement with Vine Hill, Holdco, CoinShares and SPAC Merger Sub (the “Shareholder Support Agreement”), pursuant to which, among other things, such Key CoinShares Shareholders agreed (i) to vote in favor of the Business Combination and all related transactions and proposals and withhold consent for any action that may result in breach of the Business Combination Agreement or otherwise impair the Closing, (ii) to waive any preemption rights or similar protections with respect to their CoinShares Shares in connection with the Business Combination and related transactions, and (iii) not to transfer, redeem or cause the redemption of any of CoinShares Shares held by such Key CoinShares Shareholders prior to or in connection with the consummation of the Business Combination, subject to customary exceptions, existing contractual rights and transfers made towards ensuring the implementation of the Business Combination. The approval of the Scheme of Arrangement will also require the favorable vote of a majority of the total number of CoinShares Shareholders named on the register of shareholders who are present and voting at the meeting of the court-ordered meeting of the CoinShares Shareholders approving the Scheme of Arrangement.

Lock-Up Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Sponsor and the Key CoinShares Shareholders (the “Lock-Up Parties” and each, a “Lock-Up Party”) entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with Holdco and Vine Hill, pursuant to which the Lock-Up Parties agreed that the Holdco Ordinary Shares received by each such Lock-Up Party will be locked up and subject to transfer restrictions, as described below, subject to certain exceptions. The Holdco Ordinary Shares held by each Lock-Up Party will be locked up until the earlier of (i) six (6) months after the date of the Closing (the “Anniversary Release”) and (ii) the date on which Holdco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of Holdco’s shareholders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property. Beginning on the date that is 90 days after the Closing Date, any CoinShares Shareholder prior to the Business Combination that is subject to a Lock-Up Agreement other than any executive officer, founder or director of Holdco or their respective affiliates, may transfer up to 20% of their respective Holdco Ordinary Shares, so long as the closing sales price of the Holdco Ordinary Shares equals or exceeds $18.00 per share for at least 20 trading days within any 30 consecutive trading day period commencing any time 60 days after the Closing Date. Any CoinShares Shareholder prior to the Business Combination that is subject to a Lock-Up Agreement may transfer all of their respective Holdco Ordinary Shares, so long as the closing sales price of the Holdco Ordinary Shares equals or exceeds $22.00 per share for at least 20 trading days within any 30 consecutive trading day period commencing any time after the Closing Date.

Amended and Restated Registration Rights Agreement

At the Closing, Holdco, SPAC Merger Sub, the Sponsor and certain holders of Holdco Ordinary Shares will amend and restate the Registration Rights Agreement, dated as of September 5, 2024, by entering into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”). Among other things, the A&R Registration Rights Agreement will provide that the Sponsor and such other holders will be granted certain customary registration rights, on the terms and subject to the conditions set forth in the A&R Registration Rights Agreement, with respect to securities of Holdco that they will hold following the Business Combination.

Subscription Agreement

Concurrently with the execution of the Business Combination Agreement, in connection with a financing effort related to the Business Combination, CoinShares and Holdco entered into a subscription agreement with an institutional investor (the “PIPE Investor” and, such subscription agreement, the “PIPE Subscription Agreement”). Subject to the terms and conditions of the PIPE Subscription Agreement, the PIPE Investor agreed to subscribe for and purchase 5,000,000 CoinShares Shares from CoinShares (the “PIPE Investment Shares” and, such investment, the “PIPE Investment”) for a total purchase price of $50,000,000. In consideration of the PIPE Investor’s commitment, CoinShares has agreed, subject to the PIPE Investor’s compliance with its obligations under the PIPE Subscription Agreement, to issue to the PIPE Investor an additional 1,666,667 CoinShares Shares as a commitment fee immediately prior to the effective time of the Scheme of Arrangement (the “Commitment Fee Shares” and together with the PIPE Investment Shares, the “PIPE Shares”). Pursuant to the PIPE Subscription Agreement, the PIPE Investor may elect to reduce the number of PIPE Investment Shares that it is obligated to purchase under the PIPE Subscription Agreement by the number of Vine Hill Class A Shares acquired by the PIPE Investor in the open market or in privately negotiated transactions with third parties after the date of the Subscription Agreement and prior to the Extraordinary General Meeting and not submitted for redemption (on a one-for-one basis up to the total amount of PIPE Investment Shares subscribed for under the PIPE Subscription Agreement). Based on the most recent Schedule 13G filed by the PIPE Investor, the PIPE Investor holds 1,967,329 Vine Hill Class A Shares, representing approximately 39.3% of their commitment to purchase 5,000,000 PIPE Investment Shares. There is no assurance that the PIPE Investor will hold this number of Vine Hill Class A Shares, or any other number of Vine Hill Class A Shares, at the time of the Extraordinary General Meeting.

The Shareholder Proposals to be Submitted at the Extraordinary General Meeting

The Business Combination Proposal

As discussed in this proxy statement/prospectus, Vine Hill is asking its shareholders to approve by ordinary resolution and adopt the Business Combination Agreement and the Business Combination. A current copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A. The Business Combination Agreement provides that, among other things, following the Mergers, Holdco will: (i) directly own 100% of the equity interests in SPAC Merger Sub (as the surviving company in the SPAC Merger between Vine Hill and SPAC Merger Sub) and indirectly own, through its wholly-owned subsidiary, SPAC Merger Sub, 100% of the equity interests in CoinShares; and (ii) issue Holdco Ordinary Shares to CoinShares Shareholders and Vine Hill shareholders, in accordance with the terms and subject to the conditions of the Business Combination Agreement. After consideration of the factors identified and discussed in the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Vine Hill Board’s Reasons for the Approval of the Business Combination,” the Vine Hill Board concluded that the Business Combination met the requirements disclosed in the prospectus for the Vine Hill IPO.

Organizational Structure

On September 8, 2025, Vine Hill entered into the Business Combination Agreement with Holdco, SPAC Merger Sub and CoinShares, pursuant to which, among other things, (a) subject to Vine Hill shareholder approval, among other things, Vine Hill will merge with and into SPAC Merger Sub, with SPAC Merger Sub being the surviving entity and continuing as a direct wholly-owned subsidiary of Holdco, (b) subject to the approval of Vine Hill and CoinShares Shareholders, among other things, SPAC Merger Sub will acquire CoinShares, with such acquisition being effected by the exchange of all CoinShares Shares for Holdco Ordinary Shares by way of a court sanctioned scheme of arrangement under Jersey law, pursuant to which CoinShares will become a direct, wholly-owned subsidiary of SPAC Merger Sub, (c) following which SPAC Merger Sub will distribute any remaining cash (after giving effect to valid redemption elections of its public shareholders) in the Trust Account to Holdco and will be liquidated. As a result of the transactions contemplated by the Business Combination Agreement, SPAC Merger Sub and CoinShares will become wholly-owned subsidiaries of Holdco and Holdco will become a U.S. listed publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law, with CoinShares continuing as a direct wholly-owned subsidiary of SPAC Merger Sub.

Simplified Pre-Combination Structure

The following diagrams illustrate in simplified terms the current ownership structures of Vine Hill and CoinShares prior to the Business Combination.

Simplified Post-Combination Structure

The following diagram illustrates a simplified version of the expected organizational structure of Holdco immediately following the Closing. The chart is provided for illustrative purposes only and does not represent all legal entities affiliated with Vine Hill or CoinShares. The ownership percentages are presented on an outstanding basis, which are subject to change based on any redemptions and/or any additional financing. The ownership percentages (1) in Holdco are based on redemption scenarios and presented in the following order: (i) No Redemption Scenario; (ii) 50% Redemption Scenario; and (iii) Maximum Redemption Scenario.

Vine Hill Public Shareholders
Sponsor
PIPE Investor
CoinShares Shareholders
14.3%/7.7%/0.0%
2.9%/3.1%/3.4%
4.4%/4.7%/5.1%
78.4%/84.5%/91.5%
Holdco
100%
CoinShares
100%
CoinShares Subsidiaries

Equity Stake Upon Closing

As of            , 2026, the Record Date, there are 22,000,000 Vine Hill Public Shares issued and outstanding, which may be redeemed in connection with the Extraordinary General Meeting and 7,333,334 Vine Hill Class B Shares issued and outstanding. In addition, there are 16,500,000 Vine Hill warrants issued and outstanding, consisting of 11,000,000 Vine Hill Public Warrants and 5,500,000 Vine Hill Private Warrants. In connection with the Business Combination, the Sponsor will forfeit 2,933,333 Vine Hill Class B Shares and all of the Vine Hill Private Warrants will be cancelled, in each case, for no consideration.

Vine Hill cannot predict how many Vine Hill Public Shares will be redeemed. As a result, Vine Hill is presenting five different redemption scenarios with respect to Vine Hill Class A Shares, each of which presents a different allocation of total Holdco equity following the Closing. To illustrate potential dilution in each such scenario, the tables below present the post-Closing share ownership of Holdco under each of: (1) the No Redemption Scenario; (2) the 25% Redemption Scenario; (3) the 50% Redemption Scenario; (4) the 75% Redemption Scenario and (5) the Maximum Redemption Scenario and in each case assuming there are no dissenting Vine Hill shareholders.

The following table excludes the dilutive effect of the Vine Hill Public Warrants and reflects the Vine Hill Private Warrant Cancellation:

	No Redemption Scenario(1)		25% Redemption Scenario(2)		50% Redemption Scenario(3)		75% Redemption Scenario(4)		Maximum Redemption Scenario(5)
	Ordinary Shares	Ownership %*	Ordinary Shares	Ownership %*	Ordinary Shares	Ownership %*	Ordinary Shares	Ownership %*	Ordinary Shares	Ownership %*
Vine Hill Public Shareholders	22,000,000	14.3%	16,500,000	11.2%	11,000,000	7.7%	5,500,000	4.0%	—	—%
Sponsor(6)	4,400,001	2.9%	4,400,001	3.0%	4,400,001	3.1%	4,400,001	3.2%	4,400,001	3.4%
CoinShares Shareholders(7)	120,000,000	78.4%	120,000,000	81.3%	120,000,000	84.5%	120,000,000	87.9%	120,000,000	91.5%
PIPE Investor(8)	6,666,667	4.4%	6,666,667	4.5%	6,666,667	4.7%	6,666,667	4.9%	6,666,667	5.1%
Total Holdco Ordinary Shares outstanding at Closing	153,066,668	100.0%	147,566,668	100.0%	142,066,668	100.0%	136,566,668	100.0%	131,066,668	100.0%

The following table includes the dilutive effect of the Vine Hill Public Warrants and reflects the Vine Hill Private Warrant Cancellation:

	No Redemption Scenario(1)		25% Scenario(2)		50% Scenario(3)		75% Scenario(4)		Maximum Redemption Scenario(5)
	Ordinary Shares	Ownership %*	Ordinary Shares	Ownership %*	Ordinary Shares	Ownership %*	Ordinary Shares	Ownership %*	Ordinary Shares	Ownership %*
Vine Hill Public Shareholders	22,000,000	13.4%	16,500,000	10.4%	11,000,000	7.2%	5,500,000	3.7%	—	—%
Sponsor(6)	4,400,001	2.7%	4,400,001	2.8%	4,400,001	2.9%	4,400,001	3.0%	4,400,001	3.1%
CoinShares Shareholders(7)	120,000,000	73.1%	120,000,000	75.7%	120,000,000	78.4%	120,000,000	81.3%	120,000,000	84.5%
PIPE Investor(8)	6,666,667	4.1%	6,666,667	4.2%	6,666,667	4.3%	6,666,667	4.5%	6,666,667	4.7%
Vine Hill Public Warrantholders(9)	11,000,000	6.7%	11,000,000	6.9%	11,000,000	7.2%	11,000,000	7.5%	11,000,000	7.7%
Total Holdco Ordinary Shares outstanding at Closing	164,066,668	100.0%	158,566,668	100.0%	153,066,668	100.0%	147,566,668	100.0%	142,066,668	100.0%

____________

*        Amounts may not sum due to rounding. Share ownership presented under each redemption scenario is presented for illustrative purposes. Vine Hill and CoinShares cannot predict how many Vine Hill Public Shares will be redeemed. As a result, the redemption amount and the number of Vine Hill Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above. The ownership percentages of current Vine Hill shareholders may also differ from the presentation above if the actual redemptions are different from these assumptions. See “Risk Factors — Risks Related to the Business Combination and Vine Hill — The ability of Vine Hill Public Shareholders to exercise redemption rights with respect to a large number of Vine Hill Public Shares, the terms of the proposed Business Combination or other factors may not allow Vine Hill to complete the Business Combination or optimize its capital structure.” Assumes a Redemption Price of $10.52, which was the approximate Redemption Price as of September 30, 2025.

(1)      Assumes that no Vine Hill Public Shareholders exercise redemption rights with respect to their Vine Hill Public Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that Vine Hill Public Shareholders holding approximately 25% of the Vine Hill Public Shares exercise redemption rights with respect to their Vine Hill Public Shares. This scenario assumes that 5,500,000 Vine Hill Public Shares are redeemed for an aggregate payment of approximately $57.9 million (based on the estimated per share redemption price of approximately $10.52 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025.

(3)      Assumes that Vine Hill Public Shareholders holding approximately 50% of the Vine Hill Public Shares exercise redemption rights with respect to their Vine Hill Public Shares. This scenario assumes that 11,000,000 Vine Hill Public Shares are redeemed for an aggregate payment of approximately $115.7 million (based on the estimated per share redemption price of approximately $10.52 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025.

(4)      Assumes that Vine Hill Public Shareholders holding approximately 75% of the Vine Hill Public Shares exercise redemption rights with respect to their Vine Hill Public Shares. This scenario assumes that 16,500,000 Vine Hill Public Shares are redeemed for an aggregate payment of approximately $173.6 million (based on the estimated per share redemption price of approximately $10.52 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025.

(5)      Assumes that Vine Hill Public Shareholders holding all of the Vine Hill Public Shares exercise redemption rights with respect to their Vine Hill Public Shares. This scenario assumes that 22,000,000 Vine Hill Public Shares are redeemed for an aggregate payment of approximately $231.5 million (based on the estimated per share redemption price of approximately $10.52 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025.

(6)      Reflects forfeiture of 2,933,333 Vine Hill Class B Shares in connection with the Business Combination.

(7)      Excludes 723,038 Holdco Ordinary Shares underlying CoinShares Options assumed by Holdco in connection with the Business Combination. Reflects the maximum number of Holdco Ordinary Shares that may be issued to CoinShares Shareholders in connection with the Scheme of Arrangement. The actual number of Holdco Ordinary Shares to be issued to CoinShares Shareholders will be based on the Equity Exchange Ratio, which will be determined at the time of the Closing based on the number of issued and outstanding CoinShares Shares immediately prior to the effective time of the Scheme of Arrangement, including the net share settlement of any issued and outstanding CoinShares Options, whether vested or unvested, and excluding any treasury shares and the PIPE Shares.

(8)      Assumes completion of the $50.0 million PIPE Investment that is satisfied by cash payments from the PIPE Investor and reflects issuance of 6,666,667 Holdco Ordinary Shares in exchange for 5,000,000 PIPE Investment Shares and 1,666,667 Commitment Fee Shares.

(9)      Represents shares issuable upon the exercise of Holdco Warrants. Holdco Warrants will be exercisable beginning 30 days following the Closing for one Holdco Ordinary Share at an exercise price of $11.50 per share in accordance with the terms of the warrants. Each redemption scenario assumes that all outstanding warrants are exercised for cash.

For more information, please see the sections of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Security Ownership of Certain Beneficial Owners and Management.”

Dilution

If you acquired Vine Hill Public Shares in the Vine Hill IPO, your ownership interest will be immediately diluted to the extent of the difference between the $10.00 price per Vine Hill Unit sold in the Vine Hill IPO (each Vine Hill Unit consisting of one Vine Hill Class A Share and one-half of one Vine Hill Public Warrant) and the net tangible book value per share, as adjusted, of the Vine Hill Class A Shares immediately after consummation of the Business Combination, assuming no value is attached to the Vine Hill Public Warrants.

The following table presents the net tangible book value per share under each of: (1) the No Redemption Scenario; (2) the 25% Redemption Scenario; (3) the 50% Redemption Scenario; (4) the 75% Redemption Scenario; and (5) the Maximum Redemption Scenario assuming various sources of material probable dilution (but excluding the direct effects of the Business Combination transaction itself).

	No Redemption Scenario(1)	25% Redemption Scenario(2)	50% Redemption Scenario(3)	75% Redemption Scenario(4)	Maximum Redemption Scenario(5)
IPO Offering Price	$10.00	$10.00	$10.00	$10.00	$10.00
Net Tangible Book Value as of June 30, 2025, as adjusted	$8.33	$7.89	$7.23	$6.14	$3.96
Dilution per share to Vine Hill Public Shareholders	$(1.67)	$(2.11)	$(2.77)	$(3.86)	$(6.04)

____________

(1)      Includes 22,000,000 Vine Hill Public Shares and assumes that no Vine Hill Public Shareholders exercise redemption rights with respect to such Vine Hill Public Shares.

(2)      Includes 16,500,000 Vine Hill Public Shares and assumes Vine Hill Public Shareholders exercise redemption rights with respect to 25% of Vine Hill Public Shares for an aggregate of approximately $57.9 million (based on a Redemption Price of $10.52, which was the approximate Redemption Price as of September 30, 2025) from the Trust Account.

(3)      Includes 11,000,000 Vine Hill Public Shares and assumes Vine Hill Public Shareholders exercise redemption rights with respect to 50% of Vine Hill Public Shares for an aggregate of approximately $115.7 million (based on a Redemption Price of $10.52, which was the approximate Redemption Price as of September 30, 2025) from the Trust Account.

(4)      Includes 5,500,000 Vine Hill Public Shares and assumes Vine Hill Public Shareholders exercise redemption rights with respect to 75% of Vine Hill Public Shares for an aggregate of approximately $173.6 million (based on a Redemption Price of $10.52, which was the approximate Redemption Price as of September 30, 2025) from the Trust Account.

(5)      Assumes Vine Hill Public Shareholders exercise redemption rights with respect to all Vine Hill Public Shares for an aggregate of approximately $231.5 million (based on a Redemption Price of $10.52, which was the approximate Redemption Price as of September 30, 2025) from the Trust Account.

The net tangible book value as of June 30, 2025, as adjusted, excludes the effects of the Business Combination transaction and includes (i) material probable or consummated transactions and (ii) transactions that will otherwise materially affect Vine Hill’s net tangible book value. The adjusted net tangible book value as of June 30, 2025 is calculated as follows:

	No Redemption Scenario(1)	25% Redemption Scenario(2)	50% Redemption Scenario(3)	75% Redemption Scenario(4)	Maximum Redemption Scenario(5)
Numerator adjustments
Vine Hill’s net tangible book value	$223,124,759	$223,124,759	$223,124,759	$223,124,759	$223,124,759
Anticipated transaction expenses to be incurred by Vine Hill	(2,649,000)	(2,649,000)	(2,649,000)	(2,649,000)	(2,649,000)
Redemptions from Trust Account	—	(57,865,440)	(115,730,880)	(173,596,319)	(231,461,759)
PIPE Proceeds, net of issuance costs	47,146,524	47,146,524	47,146,524	47,146,524	47,146,524
Reduction in deferred underwriting fee liability	7,700,000	7,700,000	7,700,000	7,700,000	7,700,000
Net Tangible Book Value as of June 30, 2025, as adjusted	$275,322,283	$217,456,843	$159,591,404	$101,725,964	$43,860,524

Denominator adjustments
Vine Hill Public Shareholders	22,000,000	16,500,000	11,000,000	5,500,000	—
Sponsor(6)	4,400,001	4,400,001	4,400,001	4,400,001	4,400,001
PIPE Investor	6,666,667	6,666,667	6,666,667	6,666,667	6,666,667
As adjusted Vine Hill Ordinary Shares outstanding	33,066,668	27,566,668	22,066,668	16,566,668	11,066,668

____________

(1)      Includes 22,000,000 Vine Hill Public Shares and assumes that no Vine Hill Public Shareholders exercise redemption rights with respect to such Vine Hill Class A Shares.

(2)      Includes 16,500,000 Vine Hill Public Shares and assumes Vine Hill Public Shareholders exercise redemption rights with respect to 25% of Vine Hill Public Shares for an aggregate of approximately $57.9 million (based on a Redemption Price of $10.52, which was the approximate Redemption Price as of September 30, 2025) from the Trust Account.

(3)      Includes 11,000,000 Vine Hill Public Shares and assumes Vine Hill Public Shareholders exercise redemption rights with respect to 50% of Vine Hill Public Shares for an aggregate of approximately $115.7 million (based on a Redemption Price of $10.52, which was the approximate Redemption Price as of September 30, 2025) from the Trust Account.

(4)      Includes 5,500,000 Vine Hill Public Shares and assumes Vine Hill Public Shareholders exercise redemption rights with respect to 75% of Vine Hill Public Shares for an aggregate of approximately $173.6 million (based on a Redemption Price of $10.52, which was the approximate Redemption Price as of September 30, 2025) from the Trust Account.

(5)      Assumes Vine Hill Public Shareholders exercise redemption rights with respect to all Vine Hill Public Shares for an aggregate of approximately $231.5 million (based on a Redemption Price of $10.52, which was the approximate Redemption Price as of September 30, 2025) from the Trust Account.

(6)      Reflects forfeiture of 2,933,333 Vine Hill Class B Shares in connection with the Business Combination.

Vine Hill issued the Vine Hill Units in the IPO at $10.00 per Vine Hill Unit (the “IPO Price”). Based on CoinShares’ and Vine Hill’s current capitalization, Vine Hill anticipates the total maximum number of Holdco Ordinary Shares outstanding or issuable immediately following the Closing in the No Redemption Scenario will be approximately 153,066,668 shares (excluding Holdco Ordinary Shares underlying Holdco Warrants). In the No Redemption Scenario, Holdco’s valuation following the Closing is based on the IPO Price and is therefore calculated as: $10.00 (the per share IPO Price) times 153,066,668 shares or $1,530,666,680. The following table illustrates the valuation of Holdco at the offering price of the securities at the IPO Price for each redemption scenario:

	No Redemption Scenario(1)	25% Redemption Scenario(2)	50% Redemption Scenario(3)	75% Redemption Scenario(4)	Maximum Redemption Scenario(5)
Valuation of Vine Hill Public Shares based on the IPO Price	$220,000,000	$165,000,000	$110,000,000	$55,000,000	$—
Vine Hill Ordinary Shares outstanding post-Business Combination	22,000,000	16,500,000	11,000,000	5,500,000	—
Valuation of shares held by Sponsor based on the IPO Price	$44,000,010	$44,000,010	$44,000,010	$44,000,010	$44,000,010
Founder Shares outstanding post-Business Combination(6)	4,400,001	4,400,001	4,400,001	4,400,001	4,400,001
Valuation of shares held by PIPE Investor based on the IPO Price	$66,666,670	$66,666,670	$66,666,670	$66,666,670	$66,666,670
PIPE Investor shareholders shares outstanding post-Business Combination	6,666,667	6,666,667	6,666,667	6,666,667	6,666,667
Valuation of CoinShares shareholders based on the IPO Price	$1,200,000,000	$1,200,000,000	$1,200,000,000	$1,200,000,000	$1,200,000,000
CoinShares shareholders shares outstanding post-Business Combination	120,000,000	120,000,000	120,000,000	120,000,000	120,000,000
Total valuation based on the IPO Price	$1,530,666,680	$1,475,666,680	$1,420,666,680	$1,365,666,680	$1,310,666,680
Total shares outstanding post-Business Combination	153,066,668	147,566,668	142,066,668	136,566,668	131,066,668

____________

(1)      Includes 22,000,000 Vine Hill Public Shares and assumes that no Vine Hill Public Shareholders exercise redemption rights with respect to such Vine Hill Public Shares.

(2)      Includes 16,500,000 Vine Hill Public Shares and assumes Vine Hill Public Shareholders exercise redemption rights with respect to 25% of Vine Hill Public Shares for an aggregate of approximately $57.9 million (based on a Redemption Price of $10.52, which was the approximate Redemption Price as of September 30, 2025) from the Trust Account.

(3)      Includes 11,000,000 Vine Hill Public Shares and assumes Vine Hill Public Shareholders exercise redemption rights with respect to 50% of Vine Hill Public Shares for an aggregate of approximately $115.7 million (based on a Redemption Price of $10.52, which was the approximate Redemption Price as of September 30, 2025) from the Trust Account.

(4)      Includes 5,500,000 Vine Hill Public Shares and assumes Vine Hill Public Shareholders exercise redemption rights with respect to 75% of Vine Hill Public Shares for an aggregate of approximately $173.6 million (based on a Redemption Price of $10.52, which was the approximate Redemption Price as of September 30, 2025) from the Trust Account.

(5)      Assumes Vine Hill Public Shareholders exercise redemption rights with respect to all Vine Hill Public Shares for an aggregate of approximately $231.5 million (based on a Redemption Price of $10.52, which was the approximate Redemption Price as of September 30, 2025) from the Trust Account.

(6)      Reflects forfeiture of 2,933,333 Vine Hill Class B Shares in connection with the Business Combination.

In addition to the dilution presented in the tables above, non-redeeming Vine Hill Public Shareholders may experience dilution, including due to: (i) the issuance of Holdco Ordinary Shares and securities exercisable for or convertible into Holdco Ordinary Shares to the CoinShares Shareholders as consideration in the Business Combination; (ii) the issuance of Holdco Ordinary Shares upon the exercise of the Vine Hill Public Warrants; and (iii) the reimbursement of out-of-pocket expenses incurred by the Sponsor. See “Risk Factors — Risks Related to the Business Combination — Vine Hill’s shareholders will experience dilution due to the issuance of Holdco Ordinary Shares and securities exercisable for or convertible into Holdco Ordinary Shares, to the CoinShares Shareholders as consideration in the Business Combination,” “— Vine Hill’s shareholders who redeem their Vine Hill Public Shares may continue to hold any Vine Hill Public Warrants that they own, which will result in dilution to non-redeeming Vine Hill shareholders upon exercise of such Vine Hill Public Warrants,” “Information About Vine Hill — Sponsor and Affiliates Compensation,” and “Questions and Answers for Vine Hill shareholders — What equity stake will current Vine Hill shareholders and CoinShares Shareholders hold in Holdco immediately after the Closing?”

The foregoing disclosure is not a guarantee that the trading price of the Holdco Ordinary Shares will not be below the IPO Price, nor is the disclosure a guarantee that Holdco will attain any of the levels of valuation presented.

In addition, all of the relative percentages above are for illustrative purposes only and are based upon certain assumptions. Should one or more of the assumptions prove incorrect, actual ownership percentages may vary, potentially materially, from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Vine Hill Board’s Reasons for the Approval of the Business Combination

Vine Hill was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

The Vine Hill Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the Ancillary Documents and the transactions contemplated by those agreements, including the following factors:

•        Compelling Industry Tailwinds.    The market opportunity for CoinShares’ digital asset exchange-traded products (“ETPs”) is vast and accelerating, driven by strong institutional demand, regulatory clarity and the structural integration of digital assets into global financial markets.

•        Proven Market Leadership with a Defensible Moat in Europe and Growth Opportunity in the United States.    CoinShares is the fourth-largest manager of digital asset ETP products globally by assets under management (“AUM”) behind BlackRock, Grayscale and Fidelity and the number one manager in EMEA with a 34% market share in the region by AUM as of June 30, 2025, according to Trackinsight (as of July 3, 2025). CoinShares’ AUM has more than tripled over the last two years, from approximately $2.62 billion, as of the end of the third quarter of 2023, to approximately $8.05 billion, as of the end of the second quarter of 2025, through strong new investor inflows, supportive digital asset pricing and successful new product launches.

•        Compelling Business Model Which Generates a Stable Yield on a Growing AUM Base; Producing Recurring Revenues at Substantial Margins.    CoinShares operates a diversified, resilient and recurring revenue model that draws from multiple sources across the platform. The recurring nature of the business complemented by expanding AUM, steady fee yields and strong operating leverage, allows CoinShares to generate growing, high-margin, recurring cash flows. CoinShares earns recurring management fees through a suite of ETPs and exchange-traded funds (“ETFs”), which provide regulated exposure to digital assets. In addition, CoinShares generates income from staking and lending activities, deploying digital assets to earn yield while maintaining liquidity. Proprietary trading and arbitrage strategies contribute spread-based revenue, enhancing execution and supporting product innovation. CoinShares also provides infrastructure services that facilitate product creation, redemption, and custody operations. As AUM expands CoinShares’ cost structure remains largely static, apart from direct trading and custody costs and as result CoinShares’ business requires limited incremental cost as AUM increases.

•        Size of the Total Addressable Market    Institutional investors are increasingly viewing digital assets not as speculative instruments, but as strategic components of diversified portfolios. Adoption is accelerating among institutional investors, driven by regulatory clarity and demand for risk-adjusted returns. According to the 2025 Institutional Investor Digital Asset Survey conducted by Coinbase and EY-Parthenon, a survey of 352 global decision-makers from different institutional investor segments prioritizing firms with >$1 billion of AUM (the “2025 Survey”), 86% of institutional investors either already have exposure to digital assets or plan to allocate capital to them in 2025, reflecting a broad-based recognition of crypto’s role in modern asset allocation. Moreover, 59% of these investors intend to allocate more than 5% of their total AUM into crypto-related products, signaling a meaningful shift in capital flows toward the sector (today 0.1% of global investment portfolios are held by crypto ETPs). Among the available investment vehicles, ETPs have emerged as the preferred gateway, offering regulated, transparent, and liquid access to digital assets. According to the 2025 Survey, 87% of investors plan to gain exposure via direct crypto holdings or spot ETPs, and 60% of these asset managers express a preference for registered investment vehicles, underscoring the growing demand for compliant and institutionally suitable products that eliminate custody, tax and operational constraints of direct token ownership. These trends collectively reflect a growing consensus that digital assets are becoming a core, long-term allocation within institutional portfolios and that ETPs are a preferred investment vehicle.

•        Attractive Valuation.    The Vine Hill Board’s determination that, if CoinShares is successful in achieving its goals, Vine Hill’s shareholders will have acquired their shares in Holdco at an attractive valuation based on the implied valuation of other guideline pure-play digital asset and alternative asset management companies.

•        Industry-leading Management Team.    CoinShares is led by a highly experienced, founder-led, management team that has proven its ability to scale the business dramatically over time.

•        Lock-up.    The Holdco Ordinary Shares held by each Lock-Up Party will be locked up until the earlier of (i) the Anniversary Release and (ii) the date on which Holdco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of Holdco’s shareholders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property. Beginning on the date that is 90 days after the Closing Date, any CoinShares Shareholder prior to the Business Combination that is subject to a Lock-Up Agreement other than any executive officer, founder or director of Holdco or their respective affiliates, may transfer up to 20% of their respective Holdco Ordinary Shares, so long as the closing sales price of the Holdco Ordinary Shares equals or exceeds $18.00 per share for at least 20 trading days within any 30 consecutive trading day period commencing any time 60 days after the Closing Date. Any CoinShares Shareholder prior to the Business Combination that is subject to a Lock-Up Agreement may transfer all of their respective Holdco Ordinary Shares, so long as the closing sales price of the Holdco Ordinary Shares equals or exceeds $22.00 per share for at least 20 trading days within any 30 consecutive trading day period commencing any time after the Closing Date.

•        Due Diligence.    Vine Hill and its advisors, including Paul Hastings LLP, conducted due diligence review of CoinShares and its businesses and operations, including review of relevant documentation and discussions with CoinShares’ management and CoinShares’ financial and legal advisors.

•        CoinShares Being an Attractive Target.    The Vine Hill Board considered the fact that, after a thorough review of other business combination opportunities reasonably available to Vine Hill, the proposed Business Combination with CoinShares represents the most attractive opportunity based upon the process used to evaluate and assess other potential acquisition targets.

•        Shareholder Approval.    In connection with the Business Combination, the Vine Hill Public Shareholders have the option to: (i) remain shareholders of the Combined Company; (ii) sell their Vine Hill Public Shares; or (iii) redeem their Vine Hill Public Shares for the Redemption Price pursuant to the terms of the Vine Hill Memorandum and Articles of Association.

•        Negotiated Transaction.    The financial and other terms and conditions of the Business Combination Agreement and the Ancillary Documents are reasonable and were the product of an arm’s length negotiation between Vine Hill and CoinShares, including the support of CoinShares Shareholders owning more than 75% of the outstanding CoinShares Shares in value pursuant to the Shareholder Support Agreements, which is a required approval of the Scheme of Arrangement under Jersey law.

The Vine Hill Board also considered a variety of risks and uncertainties and other potentially negative factors concerning the Business Combination, including the following:

•        Valuation.    Vine Hill may not have properly valued CoinShares, particularly in light of CoinShares’ dependence on digital asset trading activity or valuations, including trading volumes, liquidity and the prevailing trading prices for digital assets, whose trading prices, liquidity and volumes can be highly volatile.

•        Reputational Risks.    Operating in the digital asset space can attract increased scrutiny from investors, media and regulators given its past history of bad actors and others who pose reputational risk.

•        Benefits May Not Be Achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•        Redemption Risk.    The risk that a significant number of Vine Hill Public Shareholders elect to redeem their Vine Hill Public Shares prior to the consummation of the Business Combination pursuant to the Vine Hill Memorandum and Articles of Association, thereby reducing the amount of cash available to Holdco following the consummation of the Business Combination, which could adversely affect Holdco or reduce the benefits to Vine Hill’s shareholders of the Business Combination.

•        Closing Conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Vine Hill’s control.

•        Listing Risks.    The challenges associated with preparing Holdco, a private company, for the applicable disclosure and requisite internal controls and listing requirements to which it will be subject as a publicly traded company on a Stock Exchange.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

•        Other Risks.    Various other risks associated with the business of CoinShares, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

For a more complete description of the Vine Hill Board’s reasons for approving the Business Combination Agreement and the Ancillary Documents and the transactions contemplated by those agreements, see the section entitled “Vine Hill Board’s Reasons for the Approval of the Business Combination.”

The SPAC Merger Proposal

As a condition to the Closing, pursuant to the terms of the Business Combination Agreement, the Vine Hill Board has unanimously approved the SPAC Merger Proposal. The SPAC Merger Proposal, if approved by Vine Hill’s shareholders by special resolution, will authorize (i) the merger of SPAC Merger Sub with and into Vine Hill, with SPAC Merger Sub continuing as the surviving entity and (ii) the Plan of Merger in connection with the SPAC Merger, the form of which is attached to this proxy statement/prospectus as Annex B and any and all transactions provided for in the Plan of Merger.

For additional information, see “The SPAC Merger Proposal” of this proxy statement/prospectus.

The Organizational Document Proposal

Vine Hill is proposing that its shareholders approve, by ordinary resolution, the adoption of the Proposed Holdco Memorandum and Articles of Association. The Vine Hill Board has unanimously approved the Organizational Document Proposal and believes such proposal is necessary to adequately address the needs of Holdco following the completion of the Business Combination. Approval of the Organizational Document Proposal is a condition to the completion of the Business Combination.

For additional information, see the section of this proxy statement/prospectus entitled “The Organizational Document Proposals.”

The Advisory Organizational Document Proposals

Vine Hill is proposing that its shareholders approve by ordinary resolution, on a non-binding advisory basis, four separate Advisory Organizational Document Proposals in connection with the replacement of the Vine Hill Memorandum and Articles of Association, under the Cayman Islands Companies Act, with the Proposed Holdco Memorandum and Articles of Association, under Jersey law. The Vine Hill Board has unanimously approved the Advisory Organizational Document Proposals and believes such proposals are necessary to adequately address the needs of Holdco after the Business Combination. Approval of the Advisory Organizational Document Proposals is not a condition to the completion of the Business Combination.

A brief summary of each of the Advisory Organizational Document Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Holdco Memorandum and Articles of Association.

Advisory Organizational Document Proposal 4A — The Proposed Holdco Memorandum and Articles of Association will not include a provision governing amendments thereto and, as a result, amendments will be governed by the Jersey Companies Law, which will require a special resolution, passed by the affirmative vote of holders of not less than sixty-seven percent (67%) of the votes cast by shareholders voting in person or by proxy, at a general meeting of Holdco.

Advisory Organizational Document Proposal 4B — The Proposed Holdco Memorandum and Articles of Association will provide that the minimum number of directors will be three and the maximum number of directors will be ten, subject to amendment by a special resolution, passed by the affirmative vote of holders of not less than sixty-seven percent (67%) of the votes cast by shareholders voting in person or by proxy, at a general meeting of Holdco.

Advisory Organizational Document Proposal 4C — The Proposed Holdco Memorandum and Articles of Association will provide that directors may be elected (either to fill a vacancy or as an addition to any existing directors) or removed from office by a special resolution, passed by the affirmative vote of holders of not less than sixty-seven percent (67%) of the votes cast by shareholders voting in person or by proxy, at a general meeting of Holdco.

Advisory Organizational Document Proposal 4D — The Proposed Holdco Memorandum and Articles of Association will not include certain provisions applicable only to blank check companies that will no longer be applicable upon consummation of the Business Combination.

The NTA Proposal

Vine Hill is proposing that its shareholders approve, by special resolution, the elimination of the net asset test limitation from the Vine Hill Memorandum and Articles of Association in order to facilitate the consummation of the Business Combination, by permitting redemptions by Vine Hill Public Shareholders even if such redemptions result in Vine Hill having net tangible assets that are less than $5,000,001.

For additional information, see the section of this proxy statement/prospectus entitled “The NTA Proposal.”

The Adjournment Proposal

The Vine Hill Board may submit a proposal to the shareholders to approve by way of an ordinary resolution the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary or desirable: (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Extraordinary General Meeting; (ii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Vine Hill has determined in good faith after consultation with outside legal counsel is required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by its shareholders prior to the Extraordinary General Meeting; (iii) to seek reversals of redemption requests if Vine Hill Public Shareholders have elected to redeem an amount of Vine Hill Public Shares such that Vine Hill would have less than $5,000,001 in net tangible assets; or (iv) in order to engage with investors.

For additional information, see the section of this proxy statement/prospectus entitled “The Adjournment Proposal.”

Date, Time and Place of the Extraordinary General Meeting

The Extraordinary General Meeting will be held on             , 2026 at             , Eastern Time. For the purposes of the Vine Hill Memorandum and Articles of Association, the physical place of the meeting will be at Paul Hastings LLP, 200 Park Avenue, New York, NY 10166. However, in order to facilitate access for Vine Hill’s shareholders, the Extraordinary General Meeting will be held in virtual meeting format at https://www.cstproxy.com/vinehillcapital/2026. There is no requirement to attend the Extraordinary General Meeting in person at the physical meeting location. Shareholders will be afforded the same rights and opportunities to vote, ask questions and participate as they would at an in-person Extraordinary General Meeting. In particular, shareholders may submit questions in advance of the Extraordinary General Meeting by following the instructions and rules of conduct on the Extraordinary General Meeting website. You can participate in the Extraordinary General Meeting and vote via live webcast by visiting            . The purpose of the Extraordinary General Meeting is to consider and vote on each Shareholder Proposal.

Registering for the Extraordinary General Meeting

You can pre-register to attend the virtual Extraordinary General Meeting starting             , 2026 at            a.m., Eastern Time (three business days prior to the meeting date). Enter the URL address, https://www.cstproxy.com/vinehillcapital/2026, into your browser, enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the Extraordinary General Meeting, you will need to log in again using your control number and will also be prompted to enter your control number if you vote during the Extraordinary General Meeting.

If you hold your Vine Hill Ordinary Shares through a bank, broker or other nominee, you will need to contact the Transfer Agent to receive a control number. If you plan to vote at the Extraordinary General Meeting you will need to have a legal proxy from your bank, broker or other nominee. If you would like to join and not vote, the Transfer Agent will issue you a guest control number with proof of ownership. In either case you must contact the Transfer Agent for specific instructions on how to receive the control number. The Transfer Agent can be contacted at (917) 262-2373 or via email at proxy@continentalstock.com. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have access to the internet, you can listen to the meeting by dialing 1 800-450-7155 (toll-free) (or +1 857-999-9155 if you are located outside the United States and Canada (standard rates apply)) and when prompted enter 2780164#. Please note that you will not be able to vote or ask questions at the Extraordinary General Meeting if you choose to participate telephonically.

Voting Power; Record Date

Vine Hill’s shareholders will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if they owned Vine Hill Ordinary Shares at the close of business on            , 2026, which is the Record Date for the Extraordinary General Meeting. Shareholders will have one vote for each Vine Hill Ordinary Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. Neither Vine Hill Public Warrants nor Vine Hill Private Warrants have voting rights. At the close of business on the Record Date for the Extraordinary General Meeting, there were 29,333,334 Vine Hill Ordinary Shares issued and outstanding, of which 22,000,000 were issued and outstanding Vine Hill Public Shares, the rest being held by the Sponsor.

Quorum and Vote of Vine Hill’s Shareholders

The presence, in person, virtually or by proxy, of shareholders holding one-third of the Vine Hill Ordinary Shares at the Extraordinary General Meeting constitutes a quorum at the Extraordinary General Meeting. The Sponsor owns             % of the issued and outstanding Vine Hill Ordinary Shares as of the Record Date, which will count towards this quorum. As a result, as of the Record Date, in addition to the Vine Hill Class B Shares of the Sponsor,              Vine Hill Ordinary Shares would be required to be presented at the Extraordinary General Meeting to achieve a quorum.

As of the Record Date for the Extraordinary General Meeting,              Vine Hill Ordinary Shares would be required to achieve a quorum.

Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Extraordinary General Meeting and therefore will have no effect on the approval of the proposals voted upon at the Extraordinary General Meeting.

The Sponsor and each director and officer of Vine Hill have agreed to vote in favor of the Business Combination and to waive their redemption rights in connection with the Closing with respect to any Vine Hill Class A Shares held by them. None of the Sponsor nor the directors or officers of Vine Hill received separate consideration for their waiver of redemption rights. Further, concurrently with the execution of the Business Combination Agreement, the Sponsor entered into a Sponsor Support Agreement with Vine Hill, CoinShares and Holdco, dated as of September 8, 2025 (the “Sponsor Support Agreement”). Pursuant to the terms and conditions of the Sponsor Support Agreement, the Sponsor agreed to vote its Vine Hill Ordinary Shares in favor of each Shareholder Proposal being presented at the Extraordinary General Meeting. The Vine Hill Ordinary Shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the Record Date, the Sponsor owns approximately             % of the issued and outstanding Vine Hill Ordinary Shares. As a result, Vine Hill would need only              or approximately             %, of the Vine Hill Public Shares not held by affiliates, to be voted in favor of the Business Combination in order to approve the Business Combination Proposal (assuming all outstanding shares are voted).

The Shareholder Proposals presented at the Extraordinary General Meeting require the following votes:

•        Business Combination Proposal — The approval of the Business Combination Proposal requires an ordinary resolution, being a resolution passed by the affirmative vote of at least a simple majority of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Business Combination Proposal at the Extraordinary General Meeting. The Business Combination does not require the approval of a majority of the unaffiliated securityholders of Vine Hill.

•        SPAC Merger Proposal — The approval of the SPAC Merger Proposal requires a special resolution under the Cayman Islands Companies Act and the Vine Hill Memorandum and Articles of Association, being a resolution passed by the affirmative vote of at least two-thirds of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the SPAC Merger Proposal at the Extraordinary General Meeting.

•        Organizational Document Proposal — The approval of the Organizational Document Proposal requires an ordinary resolution, being a resolution passed by the affirmative vote of at least a simple majority of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Organizational Document Proposal at the Extraordinary General Meeting.

•        Advisory Organizational Document Proposals — The approval of the Advisory Organizational Document Proposals requires an ordinary resolution, being a resolution passed by the affirmative vote of at least a simple majority of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Advisory Organizational Document Proposals at the Extraordinary General Meeting.

•        NTA Proposal — The approval of the NTA Proposal requires a special resolution under the Cayman Islands Companies Act and the Vine Hill Memorandum and Articles of Association, being a resolution passed by the affirmative vote of at least two-thirds of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the NTA Proposal at the Extraordinary General Meeting.

•        Adjournment Proposal — The approval of the Adjournment Proposal requires an ordinary resolution, being a resolution passed by the affirmative vote of at least a simple majority of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Adjournment Proposal at the Extraordinary General Meeting.

Redemption Rights

Pursuant to the Vine Hill Memorandum and Articles of Association, a Vine Hill Public Shareholder may request to redeem all or a portion of its Vine Hill Public Shares for cash if the Business Combination is consummated. As a holder of Vine Hill Public Shares, you will be entitled to receive cash for any Vine Hill Public Shares to be redeemed only if you:

(i)     (A) hold Vine Hill Public Shares; or (B) hold Vine Hill Public Shares through Vine Hill Units and elect to separate your Vine Hill Units into the underlying Vine Hill Public Shares and Vine Hill Public Warrants prior to exercising your redemption rights with respect to your Vine Hill Public Shares;

(ii)    submit a written request to the Transfer Agent, including the legal name, phone number and address of the beneficial owner of the Vine Hill Public Shares for which redemption is requested, that Vine Hill redeem all or a portion of your Vine Hill Public Shares for cash; and

(iii)   deliver the share certificates for your Vine Hill Public Shares (if any) along with the redemption forms to the Transfer Agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their Vine Hill Public Shares in the manner described above prior to the Redemption Deadline in order for their Vine Hill Public Shares to be redeemed.

Each Vine Hill Unit issued and outstanding immediately prior to the Closing will automatically be cancelled and each holder will be entitled, per Vine Hill Unit, to one share of Holdco Ordinary Shares and one-third of one Holdco Warrant. Vine Hill Public Shareholders may elect to redeem all or a portion of the Vine Hill Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the Vine Hill Public Shares will be returned to the respective holder, broker, bank or nominee. If the Business Combination is consummated and if a Vine Hill Public Shareholder properly exercises its right to redeem all or a portion of the Vine Hill Public Shares that it holds and timely delivers the certificates for its shares (if any) along with the redemption forms to the Transfer Agent, Holdco will redeem such Vine Hill Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the Closing, including interest earned on the Trust Account and not previously released to Vine Hill (net of taxes paid or payable, if any). For illustrative purposes, as of the Record Date, this would have amounted to approximately $            per issued and outstanding Vine Hill Public Share. If a Vine Hill Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Vine Hill Public Shares for cash and will no longer own Vine Hill Public Shares. See the section of the proxy statement/prospectus entitled “Extraordinary General Meeting of Vine Hill Shareholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Vine Hill Public Shares for cash.

Any request for redemption, once made by a Vine Hill Public Shareholder, may not be withdrawn unless the Vine Hill Board determines (in its sole discretion) to permit such withdrawal of a redemption request (which it may do in whole or in part).

Any corrected or changed written exercise of redemption rights must be received by the Transfer Agent prior to the Redemption Deadline and, following such deadline, with Vine Hill’s consent, prior to the Extraordinary General Meeting. No request for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically through DTC) to the Transfer Agent by 5:00 p.m., Eastern Time, on              (two business days prior to the initially scheduled date of the Extraordinary General Meeting).

Notwithstanding the foregoing, a Vine Hill Public Shareholder, together with any affiliate of such Vine Hill Public Shareholder or any other person with whom such Vine Hill Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Vine Hill Public Shares with respect to more than an aggregate of 15% of the Vine Hill Public Shares sold in the Vine Hill IPO without the prior consent of Vine Hill. Accordingly, if a Vine Hill Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Vine Hill Public Shares sold in the Vine Hill IPO without the prior consent of Vine Hill, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and each director and officer of Vine Hill have agreed to vote in favor of the Business Combination and to waive their redemption rights in connection with the Closing with respect to any Vine Hill Class A Shares held by them. None of the Sponsor nor the directors or officers of Vine Hill received separate consideration for their waiver of redemption rights. Pursuant to the terms and conditions of the Sponsor Support Agreement, the Sponsor agreed to vote its Vine Hill Ordinary Shares in favor of each Shareholder Proposal being presented at the Extraordinary General Meeting. The Vine Hill Ordinary Shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the Record Date, the Sponsor owns approximately             % of the issued and outstanding Vine Hill Ordinary Shares.

Holders of Vine Hill Public Warrants or Vine Hill Private Warrants will not have redemption rights with respect to the Vine Hill Class A Shares underlying such warrants.

Appraisal and Dissenter’s Rights under the Cayman Islands Companies Act

In respect of the special resolution to approve the SPAC Merger Proposal, under Section 238 of the Cayman Islands Companies Act, shareholders of a Cayman Islands company ordinarily have appraisal rights (also referred to as dissenters’ rights) with respect to a statutory merger. The Cayman Islands Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, Vine Hill Public Shareholders are still entitled to exercise the rights of redemption in respect to their Vine Hill Public Shares as detailed in this proxy statement/prospectus, and the redemption proceeds payable to Vine Hill Public Shareholders who exercise such redemption rights will represent the fair value of those shares. Any Vine Hill Public Shareholder who elects to exercise appraisal rights under Section 238 of the Cayman Islands Companies Act will lose their right to have their Vine Hill Public Shares redeemed in accordance with the Vine Hill Memorandum and Articles of Association. The certainty provided by the redemption process may be preferable for Vine Hill Public Shareholders wishing to exchange their Vine Hill Public Shares for cash. See the section titled “The Business Combination Proposal — Appraisal Rights Under the Cayman Islands Companies Act” for additional information.

Proxy Solicitation

This proxy solicitation is being made by mail, but also may be made by telephone or in person. Vine Hill has engaged to assist in the solicitation of proxies for the Extraordinary General Meeting. Vine Hill and its directors and officers and employees may also solicit proxies in person. Vine Hill will ask banks, brokers and other institutions, nominees and fiduciaries to forward this proxy statement/prospectus and the related proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

If a Vine Hill shareholder grants a proxy, it may still vote its shares in person (including virtually) if it revokes its proxy before the Extraordinary General Meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section of this proxy statement/prospectus entitled “Extraordinary General Meeting of Vine Hill Shareholders — Revoking Your Proxy.”

Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination

When you consider the recommendation of the Vine Hill Board in favor of approval of the Business Combination Proposal and the other Shareholder Proposals, you should keep in mind that the Sponsor and certain of Vine Hill’s directors and executive officers have interests in such Shareholder Proposals that are different from or in addition to, those of Vine Hill’s shareholders and holders of Vine Hill Public Warrants, generally.

In particular:

•        The Sponsor (including certain of Vine Hill’s officers and directors who are members of the Sponsor) has invested in Vine Hill an aggregate of $5,525,000, including the $25,000 purchase price for 7,333,334 Vine Hill Class B Shares and the $5,500,000 purchase price for 5,500,000 Vine Hill Private Warrants. Some of Vine Hill’s officers and directors have an indirect economic interest in such shares. After giving effect to the Sponsor Forfeited Shares and the Vine Hill Private Warrant Cancellation, assuming a trading price of $10.63 per Vine Hill Class A Share (based upon the closing price of the Vine Hill Class A Shares on Nasdaq on February 26, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus), the 4,400,001 Vine Hill Class B Shares, if unrestricted and freely tradable, would have an implied aggregate market value of approximately $46.8 million. However, given such Holdco Ordinary Shares will be subject to lockup restrictions, we believe such shares have less value. Even if the trading price of the Vine Hill Public Shares were as low as $1.26 per share, the aggregate market value of the Vine Hill Class B Shares alone would be approximately equal to the initial investment in Vine Hill by the Sponsor. As a result, if the Business Combination is completed, the Sponsor is likely to be able to make a substantial profit on its investment in Vine Hill at a time when the Vine Hill Class A Shares have lost significant value. On the other hand, if the Business Combination is not approved and Vine Hill is unable to complete another business combination within the Combination Period, the Sponsor may lose its entire investment in Vine Hill.

•        The Sponsor may lose its entire investment in Vine Hill if the Business Combination Proposal is not approved and Vine Hill does not complete another business combination by May 19, 2026, or such earlier date as the Vine Hill Board may approve or such later date as the shareholders may approve in accordance with the Vine Hill Memorandum and Articles of Association. If Vine Hill is unable to complete an initial business combination within the Combination Period, Vine Hill will, as promptly as reasonably possible but not more than ten business days thereafter, redeem the Vine Hill Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Vine Hill (net of taxes payable, if any and up to $100,000 of interest to pay liquidation expenses), divided by the number of the then-outstanding Vine Hill Public Shares, which redemption will completely extinguish Vine Hill Public Shareholders’ rights as shareholders in Vine Hill (including the right to receive further liquidation distributions, if any), subject to our obligations under Cayman Islands law to provide for claims of creditors and other requirements of applicable law. In such event, the 7,333,334 Vine Hill Class B Shares and the 5,500,000 Vine Hill Private Warrants owned by the Sponsor, may be worthless.

•        The Sponsor and Vine Hill’s directors and officers have agreed not to redeem any of the Vine Hill Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination.

•        The Sponsor and Vine Hill’s directors and officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Vine Hill Ordinary Shares (other than Vine Hill Public Shares) held by them if Vine Hill fails to consummate an initial business combination within the Combination Period.

•        The Sponsor and certain of Vine Hill’s directors and officers may lose their entire investment in Vine Hill and may not be reimbursed for loans extended, fees due or out-of-pocket expenses if the Business Combination is not consummated within the Combination Period. As of the date of this proxy statement/prospectus, there are no fees due or outstanding out-of-pocket expenses for which the Sponsor and certain of Vine Hill’s directors and officers are awaiting reimbursement, and there is an outstanding working capital loan from the Sponsor in the aggregate principal amount of $540,000, which will be forgiven and cancelled for no consideration prior to the effective time of the SPAC Merger.

•        If the Trust Account is liquidated, including in the event Vine Hill is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Vine Hill to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Vine Hill Public Share or such lesser per Vine Hill Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Vine Hill has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Vine Hill, but only if such a vendor or target business has not executed a waiver of all rights to seek access to the Trust Account.

•        Following the consummation of the Business Combination, pursuant to the A&R Registration Rights Agreement, the Sponsor will have customary registration rights, including demand registration and piggy-back rights, subject to cooperation and cut-back provisions, with respect to the Holdco Ordinary Shares and Holdco Warrants held by it.

The Sponsor and certain of Vine Hill’s directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms that may be viewed as sub-optimal by Vine Hill Public Shareholders. The Sponsor and its affiliates have at risk capital that depends upon the completion of a business combination, consisting of 4,400,001 Vine Hill Class A Shares (after giving effect to the Sponsor Forfeited Shares), with an implied aggregate market value of approximately $46.8 million (based upon the closing price of $10.63 per Vine Hill Class A Share on Nasdaq on February 26, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus).

The Sponsor and its affiliates are active investors, which Vine Hill and the Sponsor believe improved the volume and quality of opportunities that were available to Vine Hill. However, it also creates potential conflicts and the need to allocate investment opportunities across multiple investment vehicles. In order to provide the Sponsor with the flexibility to evaluate opportunities across these platforms, the Vine Hill Memorandum and Articles of Association provides that Vine Hill renounces its interest in any business combination opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in their capacity as a director or officer of Vine Hill and is an opportunity that Vine Hill is able to complete on a reasonable basis. This waiver allows the Sponsor and its affiliates to allocate opportunities based on a combination of the objectives, including the fundraising needs of the target and the investment objectives of the investment vehicle. Vine Hill is not aware of any such conflict or opportunity being presented to any founder, director or officer of Vine Hill nor does it believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target. The existence of financial and personal interests of one or more of Vine Hill’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Vine Hill and its shareholders and what they may believe is best for themselves in determining to recommend that shareholders vote for the Shareholder Proposals.

For additional information see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination.”

Sponsor and Affiliates Compensation

The compensation received and to be received by the Sponsor and its affiliates upon the consummation of the Business Combination is 4,400,001 Holdco Ordinary Shares, with an implied aggregate market value of approximately $46.8 million (based upon the closing price of $10.63 per Vine Hill Class A Share on Nasdaq on February 26, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus), to be issued upon exchange of 4,400,001 Vine Hill Class A Shares (after giving effect to the conversion of 4,400,001 Vine Hill Class B Shares and the Sponsor Forfeited Shares), as described in the section entitled “The Business Combination Proposal — Related Agreements — Sponsor Support Agreement.” In addition, the Sponsor will be eligible for reimbursement of transaction expenses advanced and/or paid by the Sponsor on behalf of Vine Hill.

Following the Closing, Holdco will be required to reimburse or pay, or cause to be reimbursed or paid, all expenses of the parties, provided that expenses of Vine Hill (subject to certain exceptions) shall only be reimbursed up to an amount of $4,000,000. The following table sets forth the payments to be received by our sponsor and its affiliates from us prior to or in connection with the completion of our initial business combination and the securities issued and to be issued by us to our sponsor or its affiliates:

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid
Nicholas Petruska

Commencing on the date on which Vine Hill’s securities were first listed on Nasdaq, $33,000 per month, of which $16,500 per month is payable on a current basis and the balance will be payable upon consummation of Vine Hill’s initial business combination

Services as Chief Executive Officer
Daniel Zlotnitsky

Commencing on the date on which Vine Hill’s securities were first listed on Nasdaq, $33,000 per month, of which $16,500 per month is payable on a current basis and the balance will be payable upon consummation of Vine Hill’s initial business combination.

Services as Chief Financial Officer
Dean Seavers

Commencing on the date on which Vine Hill’s securities were first listed on Nasdaq, $33,000 per month in director fees, all of which will be payable upon consummation of Vine Hill’s initial business combination.

Services as a Director
Vine Hill Capital	Commencing on the date on which Vine Hill’s securities were first listed on Nasdaq, $10,000 per month.	Office space, administrative and shared personnel support services
Sponsor	4,400,001 Holdco Ordinary Shares to be issued upon exchange of 4,400,001 Vine Hill Class A Shares (after giving effect to the conversion of 4,400,001 Vine Hill Class B Shares and the Sponsor Forfeited Shares).(1)	$25,000
	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination	Services in connection with identifying, investigating and completing an initial business combination

____________

(1)      The Sponsor is expected to receive 4,400,001 Holdco Ordinary Shares, with an implied aggregate market value of approximately $46.8 million (based upon the closing price of $10.63 per Vine Hill Class A Share on Nasdaq on February 26, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus). In addition, the Sponsor will forfeit 5,500,000 Vine Hill Private Warrants for no consideration.

Regulatory Matters

Neither Vine Hill nor CoinShares is aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than the regulatory notices and approvals discussed in “The Business Combination Proposal — Business Combination Agreement — Closing Conditions.” It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Recommendation to Shareholders of Vine Hill

The Vine Hill Board believes that the Business Combination Proposal and the other Shareholder Proposals to be presented at the Extraordinary General Meeting are in the best interests of Vine Hill and its shareholders. Accordingly, the Vine Hill Board unanimously recommends that Vine Hill’s shareholders vote “FOR” the approval of the Business

Combination Proposal, “FOR” the approval of the SPAC Merger Proposal, “FOR” the approval of the Organizational Document Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Document Proposals, “FOR” the approval of the NTA Proposal and “FOR” the approval of the Adjournment Proposal, if presented to the Extraordinary General Meeting.

The existence of financial and personal interests of one or more of Vine Hill’s directors may result in a conflict of interest on the part of such director(s) between what such person may believe is in the best interests of Vine Hill and its shareholders and what such person may believe is best for such person in determining to recommend that shareholders vote for the proposals. The Sponsor and Vine Hill’s directors and officers have interests in the Business Combination that may be different from or in addition to, your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination.”

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination. The first table assumes that none of the Vine Hill Public Shareholders exercise their redemption rights. The second table assumes that Vine Hill Public Shareholders exercise their redemption rights with respect to 22,000,000 Vine Hill Class A Shares, representing the maximum amount of Vine Hill Public Shares that can be redeemed. Where actual amounts are not known or knowable, the figures below represent Holdco’s good faith estimates based on the assumptions set forth in the notes to the tables. If the actual facts are different from these assumptions, actual amounts will be different from those below.

Estimated Sources and Uses (No Redemption Scenario)

Sources		Uses
	($ in millions)		($ in millions)
Vine Hill’s Cash in Trust	$231	CoinShares Equity Rollover	$1,200
Sponsor	—	Cash to Balance Sheet(1)	223
CoinShares Equity Rollover	1,200	Cash to holders of CoinShares Options	15
PIPE Investment(3)	50	Estimated Transaction Expenses(2)	43
Total Sources	$1,481	Total Uses	$1,481

____________

(1)      The actual amount of cash will vary depending on, among other things, actual fees and expenses incurred in connection with the Business Combination.

(2)      Represents estimated transaction fees and expenses, the actual amount of which will vary depending on actual fees and expenses incurred in connection with the Business Combination.

(3)      Assumes the PIPE Investor satisfies its full commitment by purchasing 5,000,000 PIPE Investment Shares, as opposed to owning and not redeeming Vine Hill Class A Shares.

Estimated Sources and Uses (Maximum Redemption Scenario)

Sources		Uses
	($ in millions)		($ in millions)
Vine Hill’s Cash in Trust	$—	CoinShares Equity Rollover	$1,200
Sponsor	—	Cash from Balance Sheet(1)	(8)
CoinShares Equity Rollover	1,200	Cash to holders of CoinShares Options	15
PIPE Investment	50	Estimated Transaction Expenses(2)	43
Total Sources	$1,250	Total Uses	$1,250

____________

(1)      The actual amount of cash will vary depending on, among other things, actual fees and expenses incurred in connection with the Business Combination.

(2)      Represents estimated transaction fees and expenses, the actual amount of which will vary depending on actual fees and expenses incurred in connection with the Business Combination.

Material U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of an exercise of redemption rights in connection with the Business Combination, please see “Material U.S. Federal Income Tax Considerations.”

Total Shares to be Issued in the Business Combination

As of the date hereof, the Vine Hill Public Shareholders own 22,000,000 Vine Hill Class A Shares and the Sponsor owns 7,333,334 Vine Hill Class B Shares, representing approximately 75% and 25%, respectively, of the issued and outstanding Vine Hill Ordinary Shares prior to the consummation of the Business Combination.

The following table summarizes the pro forma ownership of Holdco immediately following the Business Combination under: (1) the No Redemption Scenario; (2) the 25% Redemption Scenario; (3) 50% Redemption Scenario; (4) the 75% Redemption Scenario; and (5) the Maximum Redemption Scenario, in each case excluding the dilutive effect of the Vine Hill Public Warrants. The following table does not give effect to the limitation under the Vine Hill Memorandum and Articles of Association that will prohibit redemptions in an amount that would cause Vine Hill’s net tangible assets, after payment of the deferred underwriting commissions, to be less than $5,000,001.

	No Redemption Scenario(1)		25% Redemption Scenario(2)		50% Redemption Scenario(3)		75% Redemption Scenario(4)		Maximum Redemption Scenario(5)
	Holdco Ordinary Shares	Ownership %*	Holdco Ordinary Shares	Ownership %*	Holdco Ordinary Shares	Ownership %*	Holdco Ordinary Shares	Ownership %*	Holdco Ordinary Shares	Ownership %*
Vine Hill Public Shareholders	22,000,000	14.3%	16,500,000	11.2%	11,000,000	7.7%	5,500,000	4.0%	—	—%
Sponsor(6)	4,400,001	2.9%	4,400,001	3.0%	4,400,001	3.1%	4,400,001	3.2%	4,400,001	3.4%
CoinShares Shareholders(7)	120,000,000	78.4%	120,000,000	81.3%	120,000,000	84.5%	120,000,000	87.9%	120,000,000	91.5%
PIPE Investor(8)	6,666,667	4.4%	6,666,667	4.5%	6,666,667	4.7%	6,666,667	4.9%	6,666,667	5.1%
Total Holdco Ordinary Shares outstanding at Closing	153,066,668	100.0%	147,566,668	100.0%	142,066,668	100.0%	136,566,668	100.0%	131,066,668	100.0%

____________

*        Amounts may not sum due to rounding. Share ownership presented under each redemption scenario is presented for illustrative purposes. Vine Hill and CoinShares cannot predict how many Vine Hill Public Shares will be redeemed. As a result, the redemption amount and the number of Vine Hill Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above. The ownership percentages of current Vine Hill shareholders may also differ from the presentation above if the actual redemptions are different from these assumptions. See “Risk Factors — Risks Related to the Business Combination and Vine Hill — The ability of Vine Hill Public Shareholders to exercise redemption rights with respect to a large number of Vine Hill Public Shares, the terms of the proposed Business Combination or other factors may not allow Vine Hill to complete the Business Combination or optimize its capital structure.” Assumes a Redemption Price of $10.52, which was the approximate Redemption Price as of September 30, 2025.

(1)      Assumes that no Vine Hill Public Shareholders exercise redemption rights with respect to their Vine Hill Public Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that Vine Hill Public Shareholders holding approximately 25% of the Vine Hill Public Shares exercise redemption rights with respect to their Vine Hill Public Shares. This scenario assumes that 5,500,000 Vine Hill Public Shares are redeemed for an aggregate payment of approximately $57.9 million (based on the estimated per share redemption price of approximately $10.52 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025.

(3)      Assumes that Vine Hill Public Shareholders holding approximately 50% of the Vine Hill Public Shares exercise redemption rights with respect to their Vine Hill Public Shares. This scenario assumes that 11,000,000 Vine Hill Public Shares are redeemed for an aggregate payment of approximately $115.7 million (based on the estimated per share redemption price of approximately $10.52 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025.

(4)      Assumes that Vine Hill Public Shareholders holding approximately 75% of the Vine Hill Public Shares exercise redemption rights with respect to their Vine Hill Public Shares. This scenario assumes that 16,500,000 Vine Hill Public Shares are redeemed for an aggregate payment of approximately $173.6 million (based on the estimated per share redemption price of approximately $10.52 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025.

(5)      Assumes that Vine Hill Public Shareholders holding all of the Vine Hill Public Shares exercise redemption rights with respect to their Vine Hill Public Shares. This scenario assumes that 22,000,000 Vine Hill Public Shares are redeemed for an aggregate payment of approximately $231.5 million (based on the estimated per share redemption price of approximately $10.52 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025.

(6)      Reflects forfeiture of 2,933,333 Vine Hill Class B Shares.

(7)      Excludes 723,038 Holdco Ordinary Shares underlying CoinShares Options assumed by Holdco in connection with the Business Combination. Reflects the maximum number of Holdco Ordinary Shares that may be issued to CoinShares Shareholders in connection with the Scheme of Arrangement. The actual number of Holdco Ordinary Shares to be issued to CoinShares Shareholders will be based on the Equity Exchange Ratio, which will be determined at the time of the Closing based on the number of issued and outstanding CoinShares Shares immediately prior to the effective time of the Scheme of Arrangement, including the net share settlement of any issued and outstanding CoinShares Options, whether vested or unvested, and excluding any treasury shares and the PIPE Shares.

(8)      Assumes completion of the $50.0 million PIPE Investment that is satisfied by cash payments from the PIPE Investor and reflects issuance of 6,666,667 Holdco Ordinary Shares in exchange for 5,000,000 PIPE Investment Shares and 1,666,667 Commitment Fee Shares.

Summary of Risk Factors

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. These risks are discussed more fully in the section entitled “Risk Factors” following this summary. If any of these risks actually occur, CoinShares, Vine Hill’s or Holdco’s business, financial condition or results of operations would likely be materially adversely affected. These risks include, but are not limited to, the following:

Risks Related to CoinShares’ Business and Industry

•        Our operating results have and will significantly fluctuate due to a variety of factors, including the highly volatile nature of digital assets.

•        Our revenues and net income would likely be adversely affected by any reduction in AUM as a result of either a decline in market value of such assets or net outflows, each of which would reduce the investment management fees we earn.

•        Digital assets represent a new and rapidly evolving asset class, industry and the market price of the CoinShares Shares has in the past been and the market price of the Holdco Ordinary Shares following the consummation of the Business Combination may be impacted by the general acceptance of Bitcoin and other digital assets.

•        If we are deemed an “investment company” subject to regulation under the Investment Company Act of 1940, the law’s restrictions could make it impractical for us to continue our business as contemplated, which would have a material adverse effect on our business.

•        Due to a lack of familiarity and some negative publicity associated with digital asset trading platforms, protocols and ecosystems, existing and potential investors, counterparties and regulators may lose confidence in digital asset trading platforms, protocols, ecosystems or exchanges.

•        Our and our third-party service providers’ failure to safeguard and manage our and our investors’ funds and/or digital assets could adversely impact our business, operating results and financial condition.

•        We may be unable to develop new products and services and the development of new products and services may expose us to additional costs or operational risk.

•        Because our long-term success depends, in part, on the ability to expand sales to investors inside the United States and other global markets, thereby increasing our AUM, our business is susceptible to risks associated with operations that are international to us.

•        Changes in the governance of a digital asset network may not receive sufficient support from users and miners or validators, which may negatively affect that digital asset network’s ability to grow and respond to challenges.

•        We operate in a highly competitive industry and we compete against unregulated or less regulated companies and companies with greater financial and other resources and our business, operating results and financial condition may be adversely affected if we are unable to respond to our competitors effectively.

•        Poor investment performance of our products could reduce the level of our AUM or affect sales of our products and negatively impact our revenues and net income.

•        Our investment products, investors and, to the extent of our investment in such investment products, we could incur losses if the allowance for credit losses, including loan and lending-related commitment reserves, of portfolio-level investments is inadequate or if our expectations of future economic conditions deteriorate.

•        There are regulatory risks related to the digital asset industry and ongoing and future regulatory actions may materially alter our ability to operate.

Risks Related to Legal, Compliance and Regulations

•        We operate in an industry that is highly regulated in most countries and any enforcement action or proceeding against us or significant changes in the laws or regulations governing our business or industry could damage our reputation or decrease our AUM, revenues, net income and liquidity.

•        The asset management business is highly regulated and regulators may apply or interpret these regulations with respect to digital assets in novel and unexpected ways.

•        The determination as to whether a particular digital asset constitutes a “security” in the United States is uncertain and the regulation of digital assets is uncertain in the light of differences between the SEC’s and CFTC’s approaches to digital asset classification as well as potential legislation.

•        We currently trade our digital asset holdings primarily on non-U.S. digital asset exchanges, which may subject us to regulatory uncertainty in foreign jurisdictions.

•        We may be classified as a passive foreign investment company now or in the future, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Risks Related to CoinShares’ Operations

•        Our investment management professionals and other key employees are a vital part of our ability to attract and retain investors and the loss of key individuals or a significant portion of those professionals could result in a reduction of our AUM, revenues and net income.

•        Our business is vulnerable to deficiencies and failures in support systems, including data management and customer service functions that could lead to breaches and errors or reputational harm, resulting in loss of investors or claims against us or our subsidiaries.

•        Disruptions in the markets, to market participants and to the operations of third parties whose functions are integral to our ETF, ETP and other related investment platforms may adversely affect the prices at which ETFs, ETPs and other related investment platforms trade, particularly during periods of market volatility.

•        Failure to comply with client contractual requirements and/or investment guidelines could result in costs of correction, damage awards and/or regulatory fines and penalties against us and loss of revenues due to client terminations.

•        We primarily trade our digital asset holdings in secondary market transactions on non-U.S. digital asset exchanges that blindly match buyers and sellers, which have been determined to be non-securities transactions by a U.S. federal court.

•        Our information regarding prior performance may not prove to be reflective of future results.

•        CoinShares has identified material weaknesses in its internal control over financial reporting. If CoinShares and Holdco are unable to remediate these material weaknesses or identify additional material weaknesses, it could lead to errors in the Holdco’s financial reporting, which could adversely affect the Holdco’s business and the market price of Holdco’s securities.

Risks Related to Holdco’s Securities Following the Consummation of the Business Combination

•        The requirements of being a public company in the United States, if the Proposed Business Combination is completed, may strain the Combined Company’s resources and divert management’s attention and the increases in legal, accounting and compliance expenses that will result from being a public company in the United States may be greater than we anticipate.

•        If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Holdco’s securities may decline.

•        Even if Vine Hill consummates the Business Combination, there is no guarantee that the Vine Hill Public Warrants will ever be in the money and they may expire worthless.

•        Holdco may lose its foreign private issuer status which would then require it to comply with the Exchange Act’s domestic reporting regime and cause it to incur significant legal, accounting and other expenses.

•        Holdco may qualify as an “emerging growth company” and Holdco cannot be certain if the reduced reporting and disclosure requirements applicable to “emerging growth companies” will make Holdco’s securities less attractive to investors.

•        Holdco will be subject to reporting requirements. If Holdco fails to comply or lacks the appropriate internal controls, it could be subject to sanctions or investigations by the SEC or other regulatory authorities.

Risks Related to the Business Combination and Vine Hill

•        There is no assurance that Vine Hill’s due diligence will reveal all material risks that may be present with regard to CoinShares. Subsequent to the completion of the Business Combination, Holdco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

•        There are risks to Vine Hill’s shareholders who are not affiliates of the Sponsor of becoming shareholders of Holdco through the Business Combination rather than acquiring interests in CoinShares directly in an underwritten public offering, including no independent due diligence review by an underwriter.

•        The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” may not be representative of Holdco’s results if the Business Combination is consummated and, accordingly, you will have limited financial information on which to evaluate the financial performance of Holdco and your investment decision.

•        Neither the Vine Hill Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, you have no assurance from an independent source that the consideration Vine Hill is paying for CoinShares is fair to Vine Hill — and, by extension, its securityholders — from a financial point of view.

•        The Sponsor paid nominal consideration for the Founder Shares it holds. As a result, the Sponsor may make a substantial profit if the Business Combination is consummated, even if the shares held by the Sponsor lose substantial value and even if the Business Combination arguably may not be in the best interests of the Vine Hill Public Shareholders.

•        Vine Hill’s directors and officers may have interests in the Business Combination that differ from the interests of Vine Hill’s other shareholders.

•        The value of the Holdco Ordinary Shares which are issued at the Closing in consideration of the Founder Shares would likely be substantially higher than the nominal price paid for the Founder Shares, even if the trading price of the Holdco Ordinary Shares at such time is substantially less than $10.00 per share.

•        If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

•        The Sponsor and/or Vine Hill’s directors, officers, advisors and their affiliates may elect to purchase Vine Hill Class A Shares or Vine Hill Public Warrants from the Vine Hill Public Shareholders, which may influence a vote on a proposed initial business combination and reduce the public “float” of the Vine Hill Class A Shares.

•        Holdco may redeem your unexpired Holdco Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Holdco Warrants worthless.

•        The Business Combination may be subject to U.S. foreign investment regulations, which may impose conditions on or prevent the consummation of the Business Combination. Such conditions or limitations could also potentially make the Vine Hill Class A Shares less attractive to investors or cause Vine Hill’s future investments to be subject to U.S. foreign investment regulations.

Risks Related to the Redemption

•        There is no guarantee that a Vine Hill Public Shareholder’s decision whether to redeem its Vine Hill Public Shares for a pro rata portion of the Trust Account will put such shareholder in a better future economic position.

•        If Vine Hill Public Shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Vine Hill Public Shares for a pro rata portion of the funds held in the Trust Account.

•        Vine Hill’s shareholders will experience dilution due to the issuance of Holdco Ordinary Shares and securities exercisable for or convertible into Holdco Ordinary Shares, to CoinShares shareholders as consideration in the Business Combination.

•        There may be significant redemptions by Vine Hill Public Shareholders in connection with the Business Combination, which may leave the Combined Company under-capitalized.

•        Vine Hill and CoinShares will incur significant transaction costs in connection with the Business Combination, which could be higher than currently anticipated.

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, any definitive agreement relating to the Business Combination may be terminated in accordance with its terms and the Business Combination may not be completed.

Comparative Historical and Unaudited Pro Forma Combined Per Share Information

The following table sets forth selected historical comparative share information for CoinShares and Vine Hill and unaudited pro forma condensed combined per share information of the Combined Company after giving effect to the Business Combination and related transactions, assuming the following redemption scenarios:

•        No Redemption Scenario — This scenario assumes that no Vine Hill Public Shares are redeemed.

•        Maximum Redemption Scenario — This scenario assumes that the NTA Proposal is approved and, therefore, does not give effect to the limitation under the Vine Hill Memorandum and Articles of Association that prohibits redemptions in an amount that would cause Vine Hill’s net tangible assets to be less than $5,000,001. Therefore, this scenario assumes that 22,000,000 Vine Hill Public Shares are redeemed and none of the amounts held in the Trust Account as of immediately prior to the Closing are available to Holdco.

The pro forma shareholders’ equity information reflects the Business Combination and related transactions as if they had occurred on June 30, 2025. The weighted average shares outstanding and net loss per share information for the six months ended June 30, 2025 and for the year ended December 31, 2024 give pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2024, the beginning of the period presented.

This information is only a summary and should be read together with the historical financial statements of CoinShares and related notes and the historical financial statements of Vine Hill and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of CoinShares and Vine Hill are derived from and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined loss per share information below does not purport to represent the loss per share that would have occurred had the companies been combined during the periods presented, nor loss per share for any future date or period. The unaudited pro forma combined shareholders’ equity (deficit) per share information below does not purport to represent what the value of CoinShares and Vine Hill would have been had the companies been combined during the periods presented.

			Pro Forma Combined		CoinShares equivalent pro forma per share(3)
	Vine Hill (US GAAP Historical)(2)	CoinShares (IFRS Historical)	No Redemption Scenario Unaudited	Maximum Redemption Scenario Unaudited	No Redemption Scenario Unaudited	Maximum Redemption Scenario Unaudited
As of and for the six months ended June 30, 2025
Shareholders’ equity (deficit) per share(1)	$(1.14)	$6.08	$4.02	$2.92	$7.27	$5.30
Profit per share after tax subject to possible redemption – basic	$0.13	$—	$3.05	$3.56	$7.12	$7.12
Profit per share after tax subject to possible redemption – diluted	$0.13	$—	$3.04	$3.54	$6.90	$6.90
Weighted average shares outstanding subject to possible redemption – basic	22,000,000	—	153,066,668	131,066,668	65,538,318	65,538,318
Weighted average shares outstanding subject to possible redemption – diluted	22,000,000	—	153,789,706	131,789,706	67,692,487	67,692,487
Profit per share after tax not subject to possible redemption – basic	$0.13	$—
Profit after tax per share not subject to possible redemption – diluted	$0.13	—
Weighted average shares outstanding not subject to possible redemption – basic	7,333,334	—
Weighted average shares outstanding not subject to possible redemption – diluted	7,333,334	—
Profit after tax per share per CoinShares Shares – basic	$—	$7.51
Profit after tax per share per CoinShares Shares – diluted	$—	$7.27
Weighted average CoinShares Shares – basic	—	65,538,318
Weighted average CoinShares Shares – diluted	—	67,692,487
As of and for the year ended December 31, 2024
Shareholders’ equity (deficit) per share(1)	$(0.99)	$5.61	N/A	N/A	N/A	N/A
Profit/(loss) per share after tax subject to possible redemption – basic and diluted	$0.12	$—	$(15.59)	$(18.17)	$(35.86)	$(35.86)
Weighted average shares outstanding subject to possible redemption – basic and diluted	11,270,000	—	153,066,668	131,066,668	66,543,318	66,543,318
Profit per share after tax not subject to possible redemption – basic	$0.12	$—
Profit after tax per share not subject to possible redemption – diluted	$0.12	—
Weighted average shares outstanding not subject to possible redemption – basic	6,902,000	—
Weighted average shares outstanding not subject to possible redemption – diluted	7,471,000	—
Loss after tax per share per CoinShares Shares – basic and diluted	$—	$(34.34)
Weighted average CoinShares Shares – basic and diluted	—	66,543,318

____________

(1)      Shareholders’ equity (deficit) per share = (Total equity)/common shares outstanding

(2)      The equivalent pro forma basic and diluted per share data for CoinShares. Equivalent per share pro forma is calculated based on expected exchange ratio of approximately 1.8116.

Anticipated Accounting Treatment for the Business Combination

CoinShares will be treated as the “acquirer” and Vine Hill will be treated as the “acquiree” for financial reporting purposes given that CoinShares’ operations will comprise the operations of Holdco, CoinShares’ existing shareholders will be the largest shareholder group of Holdco, and CoinShares’ executive management will be the executive management of Holdco. Further, CoinShares’ existing shareholders will have the majority voting equity interests of the post-combination company, one of CoinShares’ existing shareholders will have the largest single minority voting interest in the post-combination company, CoinShares’ existing senior management team will comprise the senior management of the post-combination company, the post-combination company will assume CoinShares’ name, and from an employee base and business operation standpoint CoinShares is the larger entity in terms of relative size. Additionally, influence on the board of directors is split between CoinShares and Vine Hill because, while Vine Hill nominates three of the five directors, they are subject to the acceptance of CoinShares CEO and Chairman. Under this method of accounting, the net assets of CoinShares will be stated at historical cost, with no goodwill or other intangible assets recorded. Since Vine Hill is the deemed acquiree, the transaction is not within the scope of IFRS 3, Business Combinations (“IFRS 3”) as Vine Hill does not meet the definition of a business in accordance with IFRS 3. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of CoinShares issuing shares for the net assets of Vine Hill, accompanied by a recapitalization. Given the substance of the transaction, the transaction will be accounted for as a share-based payment transaction within the scope of IFRS 2, Share-based Payment (“IFRS 2”) as it relates to the stock exchange listing service received and under other relevant standards for cash acquired, assumption of warrants or other assets acquired and liabilities assumed.

In accordance with IFRS 2, the differences in the fair value of the consideration (i.e., the ordinary shares issued by Holdco) for the acquisition of Vine Hill over the fair value of the identifiable net assets of Vine Hill will represent compensation for the service of a stock exchange listing for its shares and is expensed as incurred. Operations prior to the Closing will be deemed to be those of CoinShares. The consideration for the acquisition of Vine Hill was determined using the closing prices of Vine Hill Class A Shares. The Vine Hill Public Warrants are assumed to be part of the Business Combination and are assumed as a part of the identifiable net assets of Vine Hill. The replacement of warrants is then separately accounted for under International Accounting Standard 32, Financial Instruments: Presentation (“IAS 32”). As it is expected the fair value of Vine Hill Public Warrants will have similar fair value to those of Holdco Warrants as of the Closing, no material impact into profit or loss is expected.

Foreign Private Issuer

As a “foreign private issuer,” Holdco will be subject to different U.S. securities laws compared to domestic U.S. issuers. As long as Holdco continues to qualify as a foreign private issuer under the Exchange Act, Holdco will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, Holdco will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and is not required to comply with Regulation FD, which restricts the selective disclosure of material information.

Further, Holdco will be exempt from certain corporate governance requirements of Nasdaq by virtue of being a “foreign private issuer” (as defined under Nasdaq listing rules).

Holdco intends to rely on these accommodations in the Nasdaq corporate governance standards allow foreign private issuers, such as Holdco, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards. As a result, its shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

Directors and Officers of Holdco following the Business Combination

Holdco’s directors and executive officers upon consummation of the Business Combination and their ages, as of the date of this proxy statement/prospectus, are expected to be as follows:

Name	Age	Position
Jean-Marie Mognetti	41	Chief Executive Officer, President and Director Nominee
Richard Nash	41	Interim Chief Financial Officer
Daniel Masters	62	Director Nominee
Caroline D. Pham	44	Director Nominee
Paul Grinberg	64	Director Nominee
Christopher D. Myers	63	Director Nominee

Quotation of Holdco Securities

It is anticipated that Holdco Ordinary Shares will be traded on Nasdaq under the symbol “CS” and Holdco Warrants will be traded on Nasdaq under a symbol to be determined prior to consummation of the Business Combination, following the closing of the Business Combination.

RISK FACTORS

CoinShares’ business and its ability to execute its strategy, the proposed Business Combination and any investment in the securities of Holdco after the Business Combination are subject to risks and uncertainties, many of which are beyond Holdco’s or CoinShares’ control and will be beyond the control of the Combined Company. You should carefully consider and evaluate all of the risks and uncertainties with respect to any investment in the securities of the Combined Company, including, but not limited to, the following and those discussed under “Risk Factors.” References below to CoinShares shall be deemed to also refer to Holdco and the post-Business Combination company, as the context requires or as appropriate.

You should carefully consider all of the following risk factors, together with all of the other information in this proxy statement/prospectus, including the financial information, before deciding how to vote or instruct your vote to be cast to approve the Shareholder Proposals described in this proxy statement/prospectus. Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to CoinShares International Limited and its subsidiaries prior to the consummation of the Business Combination, which will be the business of Holdco following the consummation of the Business Combination. CoinShares is a leading European asset manager specializing in digital assets, offering institutional-grade exposure to cryptocurrencies through a diversified suite of asset management and capital markets products. All references in this section to “digital assets” refer to any digital representation of value that is recorded on a cryptographically secured distributed ledger (e.g. cryptocurrencies, payment stablecoins, utility tokens).

The value of your investment following the completion of the Business Combination will be subject to significant risks affecting, among other things, CoinShares’ business, financial condition and results of operations. If any of the events described below occur, CoinShares’ post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of CoinShares’ securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of CoinShares and Vine Hill.

Risks Related to Our Business and Industry

Our operating results have and will significantly fluctuate due to a variety of factors, including the highly volatile nature of digital assets.

Our leading sources of revenue are dependent on digital assets and the broader crypto economy. Our operating results have and will significantly fluctuate due to a variety of factors, including the highly volatile nature of digital assets. Significant positive or negative changes in digital assets’ prices (whether individually or in the aggregate) will not necessarily result in similar benefit or impairment to our operating results and financial condition. Our operating results will continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:

•        our dependence on offerings that are dependent on digital asset trading activity or valuations, including trading volumes, liquidity and the prevailing trading prices for digital assets, whose trading prices, liquidity and volumes can be highly volatile;

•        our ability to attract, maintain and grow our investor and product base;

•        changes in the legislative or regulatory environment or actions by governments or regulators, including fines orders or consent decrees;

•        legislative or regulatory changes that impact our ability to offer certain products or services;

•        the impact of environmental, social and governance concerns surrounding digital assets;

•        pricing for our products and services;

•        investments we make in the development of products and services as well as technology offered to our ecosystem partners, international expansion and sales and marketing;

•        our ability to utilize, utilization of and dependence on centralized digital asset trading platforms and OTC markets that are approved primarily based on our due diligence review;

•        macroeconomic conditions, including increased interest rates, geopolitical tensions and decreased trading in global markets or decreased demand for financial services products generally;

•        disputes with our service providers or regulators, adverse legal proceedings or regulatory enforcement actions, judgments, settlements or other legal proceeding and enforcement-related costs;

•        the development and introduction of existing and new products and services by us or our competitors;

•        increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;

•        the timing and amount of non-cash expenses, such as stock-based compensation and asset impairment;

•        system failure or outages, including with respect to third-party digital asset networks, decentralized finance protocols, breaches of security or privacy or any inaccessibility of the third-party digital asset networks or decentralized finance protocols due to our or third-party actions;

•        changes in the overall tax rate for our business, changes in tax laws or judicial or regulatory interpretations of tax laws and any adverse U.S. federal income tax consequences should we be classified as a PFIC;

•        changes in accounting standards, policies, guidance and interpretations or principles;

•        changes in requirements imposed on us by regulators or by our counterparties, including net capital requirements imposed by the SEC, the U.S. Financial Industry Regulatory Authority (“FINRA”), the Jersey Commission, the French Financial Markets Authority (Autorité des Marchés Financiers) (“AMF”), the European Securities and Markets Authority (“ESMA”) and other regulatory authorities in the jurisdictions in which we operate on our broker-dealers;

•        our ability to attract and retain talent;

•        our ability to compete with our competitors; and

•        general economic conditions in either domestic or international markets, including the impact of pandemics.

As a result of these factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. In light of the rapidly evolving nature of our business and the crypto economy, period-to-period comparisons of our operating results may not be meaningful and you should not rely upon them as an indication of future performance. Expenses reflected in our financial statements may be significantly different from historical or projected rates. Our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. As a result, the market price of our securities following the Business Combination may increase or decrease significantly.

Our revenues and net income would likely be adversely affected by any reduction in AUM as a result of either a decline in market value of such assets or net outflows, each of which would reduce the investment management fees we earn.

We derive more than 50% of our revenues from investment management contracts with authorized participants. Under these contracts, the investment management fees paid to us are generally based on the market value of AUM may decline for various reasons. For any period in which revenues decline, our net income and operating profit would likely decline by a greater proportion because a majority of our expenses remain fixed. Factors that could decrease AUM, revenues and net income include the following:

Declines in the market value of AUM in investor portfolios.    We cannot predict whether volatility in the markets will result in substantial or sustained declines in the markets generally or result in price declines in market segments in which our AUM are concentrated. Any of the foregoing could negatively impact the market value of our AUM, revenues and net income.

Redemptions and other withdrawals from or shifting among, client portfolios.    These changes could be caused by investors reducing their investments in CoinShares’ products generally or in the market segments in which we focus; investors taking profits from their investments; and portfolio risk characteristics, which could cause investors to move assets to other investment managers. Furthermore, the fees we earn vary with the types of assets being managed, with higher fees earned on actively managed equity and balanced accounts, alternative asset products and lower fees earned on fixed income, stable value accounts and passively managed products. Our revenues and net income may decline further if investors shift their investments to lower fee accounts, thereby reducing our AUM.

Digital assets represent a new and rapidly evolving industry and the market price of the CoinShares Shares has in the past been and the market price of the Holdco Ordinary Shares following the consummation of the Business Combination may be impacted by the acceptance of Bitcoin and other digital assets.

Digital assets built on blockchain technologies were only introduced in 2008 and remain in the early stages of development. The Bitcoin network was first launched in 2009 and Bitcoins were the first cryptographic digital assets created to gain global adoption and critical mass. Cryptographic and algorithmic protocols governing the issuance of digital assets represent a new and rapidly evolving industry that is subject to a variety of factors, including changes in the regulatory landscape and underpinning technologies and protocols that are difficult to evaluate. Because our results of operations and the market price of Holdco’s Ordinary Shares following the consummation of the Business Combination may be closely correlated with the acceptance and perception of Bitcoin and/or other digital assets, the realization of one or more of the following risks could materially adversely affect the market price of Holdco’s Ordinary Shares following the consummation of the Business Combination:

•        Bitcoins and other digital assets have only recently become selectively accepted as a means of payment by some retail and commercial outlets and use of digital assets by consumers to pay such retail and commercial outlets remains limited. Banks and other established financial institutions may refuse to process funds for digital asset transactions; process wire transfers to or from digital asset trading platforms, digital asset-related companies or service providers; or maintain accounts for persons or entities transacting in digital assets. As a result, the prices of digital assets are largely determined by speculators and technology validators (e.g., miners), thus contributing to price volatility that makes retailers less likely to accept it as a form of payment in the future;

•        banks may choose to not provide banking services or may choose to cut off banking services, to businesses that participate to digital asset markets, that provide digital asset-related services or that accept digital assets as payment, which could reduce liquidity in the market and damage the public perception of digital assets generally or any one digital asset in particular, such as Bitcoin and their or its utility as a payment system, which could decrease the price of digital assets generally or individually;

•        certain privacy-preserving features have been or are expected to be introduced to some digital asset networks and digital asset trading platforms or businesses that facilitate transactions in digital assets, including Bitcoin may be at an increased risk of having banking services cut off if there is a concern that these features interfere with the performance of anti-money laundering duties and economic sanctions checks;

•        users, developers and miners may otherwise switch to or adopt certain digital assets at the expense of their engagement with other digital asset networks, which may negatively impact those networks, including the Bitcoin network; and

•        in August 2017, the Bitcoin network underwent a hard fork that resulted in the creation of a new digital asset network called Bitcoin Cash. This hard fork was contentious and as a result some users of the Bitcoin Cash network may harbor ill will toward the Bitcoin network. Any future hard fork could be similarly contentious and some users may attempt to negatively impact the use or adoption of the Bitcoin network or other digital asset networks, as may those involved in contentious hard forks of other digital assets.

Digital assets are a new asset class and represent a technological innovation and they are subject to a high degree of uncertainty, as the legal status of digital assets varies between different countries and is very much in transition. The adoption of digital assets will require growth in usage and in the blockchain technology generally for various applications. Adoption of digital assets will also require greater regulatory clarity. A lack of sufficient expansion in use of digital assets and blockchain technologies would adversely affect our financial performance. In addition, there is no assurance that digital assets generally will maintain their value over the long term. The value of digital assets is subject to risks related to our use. If growth in the use of digital assets generally occurs in the near or medium term, there is no assurance that such use will continue to grow over the long term. A contraction in use of digital assets may result in increased volatility or a reduction in digital asset prices, which would materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us.

The prices and valuations of digital assets are extraordinarily volatile.

Values and valuations of digital assets are and have historically been highly volatile. The value of digital assets is based in part on market adoption and future expectations, which may or may not be realized. Fluctuations in the price of various cryptocurrencies may cause uncertainty in the market and could negatively impact trading volumes of digital assets, which would adversely affect the success of our business, financial condition and results of operations. A decline in the value of the digital assets that we hold would negatively impact our financial position. A significant portion of demand for digital assets is generated by speculators and investors seeking to profit from the short- or long-term holding of these assets. Speculation regarding future appreciation in the value of a digital asset may inflate and make more volatile the price of that digital asset.

Several factors may affect the price of digital assets, particularly cryptocurrencies, including, but not limited to:

•        global digital asset sentiment and supply and demand, which can be influenced by numerous factors, including the growth or decline of retail merchants’ and commercial businesses’ acceptance of digital assets as payment for goods and services, the security of online digital asset trading platforms and digital wallets that hold digital assets, the perception that the use and holding of digital assets is safe and secure and regulatory restrictions on their use;

•        the development and launch timeline of new digital asset networks and forthcoming upgrades designed to improve network scalability;

•        changes in the software, software requirements or hardware requirements underlying a blockchain network, such as a fork. Forks in the future are likely to occur and there is no assurance that such a fork would not result in a sustained decline in the market price of digital assets;

•        changes in the rights, obligations, incentives or rewards for the various participants in a blockchain network, for example digital assets that rely on miners or validators, sophisticated miner groups may become unduly influential over time if system or bandwidth requirements become too high and where a single personality or entity exerts an outsize influence, an adverse event impacting that individual or entity, such as an insolvency proceeding, could result in a reduction in the price of a digital assets;

•        concentration of ownership in certain digital assets by an individual or small group of holders or those within one or a small number of jurisdictions and/or large sales or distributions by such holders upon the unlocking of tokens could have an adverse effect on the market price of such digital assets;

•        the maintenance and development of the software protocol of digital assets;

•        digital asset trading platforms’ deposit and withdrawal policies and practices, liquidity on such trading platforms and interruptions in service from or failures of such trading platforms;

•        legal and regulatory measures and expected regulatory measures, if any, that affect the use and value of digital assets;

•        judicial pronouncements related to digital assets, including the treatment of digital assets in certain types of insolvencies;

•        the taxation and tax-related reporting, of transactions involving digital assets by the United States and other jurisdictions in which we operate;

•        competition for and among various cryptocurrencies that exist and market preferences and expectations with respect to adoption of individual currencies;

•        actual or perceived manipulation of the markets for digital assets;

•        actual or perceived threats that digital assets and related activities, such as mining, have adverse effects on the environment or are tied to illegal activities or, on the other hand, the correlation of the price of certain digital assets to the price of Bitcoin in particular;

•        social media posts and other public communications by high-profile individuals relating to specific cryptocurrencies or listing or other business decisions by digital asset companies relating to specific digital assets;

•        investors’ expectations with respect to the rate of inflation, in the economy, monetary policies of governments, trade restrictions and currency devaluations and revaluations;

•        investors’ overall confidence in the digital asset protocols and their ecosystems and the safety and reliability of digital asset service providers, notably its trading platforms and market infrastructures; and

•        activities of stablecoin issuers, the ability of stablecoin issuers to substitute underlying assets to back the stablecoins or the decline in value of those underlying assets and future actions relating to the regulatory or accounting treatment of stablecoins.

Additionally, some purportedly decentralized digital assets may be more centralized than widely believed or may become more centralized over time, increasing the risk that an adverse event impacting an individual personality or entity could result in a reduction in the price of digital assets. While digital assets networks are typically decentralized and do not need to rely on any single government or institution to create, transmit and determine value, in reality a single personality or entity may have the ability to exert centralized authority over a network.

There are also volatility risks related to stablecoins, which are designed to have a relatively stable price relative to an underlying physical asset, most commonly a fiat currency, such as U.S. dollars or an exchange-traded commodity. The stability of a stablecoin results from the underlying assets backing the stablecoin that are held by the stablecoin’s issuer in reserve accounts, among other factors such as the ability of a holder to redeem the stablecoin from its issuer at par. The issuers of certain stablecoins currently retain broad discretion to determine the composition and amounts of assets held in the issuers’ accounts backing those stablecoins and to substitute assets other than the fiat currency that is initially deposited. The composition of backing assets varies considerably across popular stablecoins, with some stablecoins backed entirely by off-chain assets including cash or short-term, highly liquid assets and others backed by assets significantly less liquid than cash or cash equivalents. For example, Circle, which issues USDC, reports that it holds cash and short-term cash equivalents to back its USDC stablecoins. Meanwhile, Tether, which issues USDT, publishes a report on a quarterly basis which includes a breakdown of the consolidated total assets comprising its reserves backing USDT as of a given reporting date and according to such reports, its reserves have included commercial paper and certificates of deposit, cash and bank deposits, reverse repo notes, money market funds, treasury bills, secured loans, corporate bonds, funds and precious metals and other investments (including digital tokens). We regularly transact in and hold stablecoins; as of June 30, 2025, USDC, USDSM and USDT were the only stablecoins that we held in material amounts. While stablecoins are meant to maintain a stable value, stablecoins are not risk-free and are not immune to fluctuations in price. A range of factors may cause stablecoins to depeg from the pegged value, including supply and demand, market volatility, market confidence and adoption, liquidity risk and technology risk. Further, a lack of applicable law and regulation has afforded discretion to certain stablecoin issuers to determine the composition and amounts of assets backing those stablecoins. There is a risk that an issuer may be unable to liquidate enough backing assets if it were to face mass redemptions of its stablecoin, which could cause the price of the stablecoin to deviate from the price of the underlying fiat currency or other asset with which the stablecoin is designed to align in price. In extreme cases, such as a request to immediately redeem all or substantially all of a particular stablecoin in circulation, even stablecoins backed by reserves comprised primarily of cash and cash equivalents may be subject to instability or an inability of the stablecoin issuer to meet all redemption requests, as the market for short-dated U.S. government obligations might not be sufficiently price stable. Market participants have increasingly shown concern about the actual underlying liquidity and reserves for dollar stablecoins such as USDT and USDC. For example, according to reports, Circle had more than $3 billion of its USDC reserve funds on deposit at SVB which became temporarily inaccessible when SVB was placed into FDIC receivership in March 2023. Although these funds were ultimately made available, concerns related to Circle’s access to these funds caused USDC to temporarily fall below its $1.00 peg and the total market capitalization of USDC decreased following this temporary de-pegging. If a stablecoin issuer were to fail to honor its redemption obligations, this could undermine public confidence in stablecoins and in digital assets more broadly, which could have a widespread impact on the crypto economy, causing the prices of other stablecoins and digital assets to become more volatile.

Some have argued that some stablecoins, particularly tether, are (or at least were previously) improperly issued without sufficient backing and have also argued that those associated with certain stablecoins may be involved in laundering money. Volatility in stablecoins operational issues with stablecoins (for example, technical issues that prevent settlement), concerns about the sufficiency of any reserves that support stablecoins or regulatory concerns about stablecoin issuers or intermediaries, such as digital assets’ spot markets, that support stablecoins, could have a significant impact on the global crypto market and may adversely affect our business.

Because stablecoins purport to be backed by underlying reserve assets, a fundamental issue in the event of the bankruptcy or insolvency of the issuer of a given stablecoin is which party possesses beneficial ownership of the underlying reserve assets: the holder of the stablecoin or the issuer. If a particular stablecoin were structured in a manner that entitles its holder only to a contractual right to payment from the issuer (even if such payments are to be derived from the underlying assets), then the assets underlying the stablecoins may be considered to be the property of the issuer’s bankruptcy estate, such that all of the issuer’s creditors would be entitled to their pro rata share of such assets, with the stablecoin holder being treated as an unsecured creditor of the issuer. In such an event, if the issuer were to have insufficient funds or assets to satisfy the claims of its creditors, then the holder of a stablecoin would likely receive only a partial recovery and not the full purported value of its stablecoin holdings. Conversely, if a particular stablecoin were structured in a manner that entitles its holder to absolute beneficial ownership of the underlying reserve assets, whereby the issuer holds bare legal or beneficial title to the underlying assets but has no beneficial interest or property rights in such assets, then the holders would likely have a stronger claim on the underlying assets in the event of a bankruptcy or insolvency of the issuer. However, due to the novelty of stablecoins, courts have not yet tested this or considered the treatment of underlying reserve assets in the context of a bankruptcy or insolvency of a stablecoin issuer and there can be no certainty as to a court’s determination in such circumstances. Some digital assets may be more difficult to value than other investments as they may be perceived to lack intrinsic value, do not confer any underlying claim on income or profits, do not constitute a liability that requires repayment and/or may not have a liquid or transparent trading market. For example, some digital asset trading platforms have created their own digital assets and used them in opaque and potentially fraudulent manners to facilitate transactions and trading relationships. Certain digital assets are thinly traded or have limited to no liquidity, making it difficult to ascertain the true value of such assets. We may not be able to sell a digital asset promptly or at a reasonable time or price. Although there may be an institutional market for certain digital assets, it is not possible to predict exactly how the market for such assets will develop or whether it will continue to exist. A digital asset that was liquid at the time of purchase may subsequently become illiquid and its value may decline as a result.

There is no assurance that digital assets (notably cryptocurrencies) will maintain their long-term value in terms of purchasing power in the future, or that acceptance of digital assets for payments by mainstream retail merchants and commercial businesses will continue to grow. Only a limited number of digital assets, including Bitcoin, have become sometimes accepted as a means of payment for some goods and services, and use of digital assets by consumers to pay at retail and commercial outlets remains very limited. In part, this is because digital assets face significant scaling obstacles that can lead to high fees or slow transaction settlement times and attempts to increase the volume of transactions may not be effective. A lack of expansion by digital assets into retail and commercial markets, or a contraction of such limited use as has developed to date, may result in increased volatility or a reduction in the value of that digital asset or digital assets generally, which has in the past, and could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us.

Risks may differ between various digital assets and their underlying protocols.

We may offer products that reference a wide variety of digital assets, and some of those individual digital assets may have risks that are not comparable to risks of other digital assets. Digital asset’s characteristics such as the reputation of the founders, the robustness of the underlying protocol, the individual investment thesis (often referred to as “tokenomics”), the number of developers involved in the protocol development, the use cases, the cyber security, the level of decentralization and the adoption rate of the protocol are all important to the liquidity and price of a specific digital asset and, by extension, of the product tracking such digital asset. Although digital assets’ prices may be correlated, many of their risks are not, and as a result, risks to a single digital asset may not impact other similar assets. Any of the above factors for a single digital asset could have a material adverse impact on the price of the relevant digital asset and thus on the price of the relevant product.

The regulatory landscape for digital assets continues to evolve and how CoinShares will be affected is uncertain.

Given the growth in popularity and size of the digital asset industry, the European Union adopted in May 2023 a comprehensive regulation on digital assets issuance and service providers, known as the “MiCA Regulation” (Regulation 2023/1114 of the European Parliament and of the Council of 31 May 2023 on markets in crypto-assets). More recently, the U.S. Congress and U.S. federal agencies have focused on establishing a clear framework for the regulation of digital assets, notably on the issuance of payment stablecoins. In the past, the SEC has brought several enforcement actions against digital asset market participants, including U.S.-based digital asset exchanges and digital asset issuers, for alleged violations of U.S. securities laws. However, the current administration has taken steps to position the U.S. as a global leader in the digital asset industry, resulting in the creation of an interagency working group that aims to propose a regulatory framework for digital assets in the United States.

The U.S. Congress has taken measures to introduce legislation aimed at providing clear laws relating to digital assets. The Guaranteeing Essential National Infrastructure in U.S. Stablecoins Act (the “Genius Act”) was signed by the U.S. President in July 2025 and establishes the first U.S. federal regulatory framework for stablecoins. Whether additional new federal legislation on digital assets will be introduced remains uncertain, and it is not clear to what extent we will be materially and adversely affected by any new regulations. Separately, the SEC has established a “Crypto Task Force” to focus on providing clear guidance with respect to the application of U.S. federal securities laws in the context of digital assets generally, as well as for digital asset developers and intermediaries. Additionally, the SEC has recently withdrawn or paused several enforcement actions and investigations against digital asset exchanges, issuers, and related companies.

The evolving regulatory landscape creates uncertainty for CoinShares, as new regulations or changes to existing regulations could materially and adversely affect our business operations, financial condition and results of operations. CoinShares will continue to monitor regulatory developments and adapt its operations as necessary to comply with any new legal requirements.

If we are deemed an “investment company” subject to regulation under the Investment Company Act of 1940, the law’s restrictions could make it impractical for us to continue our business as contemplated, which would have a material adverse effect on our business.

We trade and hold a substantial amount of digital assets. As detailed below, if certain of the digital assets that we hold other than Bitcoin and ether are determined to be securities by the SEC or a U.S. court, we could be forced to materially alter our business in order to comply with the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Under the Investment Company Act, an issuer will generally be deemed to be an “investment company” if, absent an applicable exemption:

•        it is or holds itself out as being engaged primarily or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•        it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We regard ourselves as a non-securities digital asset services company engaged in the business of providing access to non-securities financial products and not in the business of investing, reinvesting or trading in securities. As of June 30, 2025, the value of our total unconsolidated assets, exclusive of cash items, which consisted of securities as defined in Section 2(a)(36) of the Investment Company Act was less than 40% of our total unconsolidated assets, exclusive of cash items, consist of securities. Further, given our current business lines and the nature of our digital asset holdings, we do not hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Therefore, we do not currently intend to register as an investment company under the Investment Company Act.

However, if in the future: (1) some material percentage of our digital asset holdings other than Bitcoin or Ether were conclusively deemed to be securities by the SEC or a U.S. court; or (2) if it was determined that we hold ourselves out as being or propose to be, primarily engaged in the business of investing, reinvesting or trading in securities, we could be required to register as an investment company pursuant to Section 3(a)(1)(A) of the Investment Company

Act. If we or any of our subsidiaries, become obligated to register as an investment company under the Investment Company Act, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

•        limitations on capital structure;

•        restrictions on specified investments;

•        prohibitions on transactions with affiliates; and

•        compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

If we or any subsidiary, were deemed to be an investment company under the Investment Company Act, the applicable entity would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or make business and organizational changes to fall outside the definition of an investment company.

Registering as an investment company pursuant to the Investment Company Act could, among other things, materially adversely affect our financial condition, business and results of operations, materially limit our ability to borrow funds or engage in other transactions involving leverage and require us to add directors who are independent of us and otherwise will subject us to additional regulation that will be costly and time-consuming. Modifying our equity interests and debt positions or organizational structure or our contract rights could require us to alter our business and investment strategy in a manner that requires us to purchase or dispose of assets or securities, prevents us from pursuing certain opportunities or otherwise restricts our business, which may have a material adverse effect on our business results of operations, financial condition or prospects.

Due to a lack of familiarity and some negative publicity associated with digital asset trading platforms, protocols and ecosystems, existing and potential investors, counterparties and regulators may lose confidence in digital asset trading platforms, protocols, ecosystems or exchanges.

Since the inception of the crypto economy, numerous digital asset trading platforms have been sued, investigated or shut down due to fraud, manipulative practices, business failure and security breaches. In many of these instances, customers of these platforms were not compensated or made whole for their losses. Larger platforms are more appealing targets for hackers and malware and may also be more likely to be targets of regulatory enforcement actions. For example, in 2022 and 2023, each of Celsius Networks, Voyager Digital, Three Arrows Capital, FTX and Genesis declared bankruptcy. In particular, in November 2022, FTX — which was at the time one of the world’s largest and most popular digital asset trading platforms — became insolvent and it was revealed that the platform had been misusing customer assets, resulting in a loss of confidence in participants of the crypto economy and negative publicity surrounding crypto more broadly.

Further, in June 2023, the SEC initiated lawsuits against Coinbase and Binance alleging, among other things, that such firms were operating as unregistered securities exchanges in the United States and identifying a number of digital assets that the SEC alleges to be unregistered securities. In addition, in November 2023, the SEC filed a complaint against Kraken and brought similar charges, including an allegation that Kraken operated as an unregistered securities exchange, brokerage and clearing agency. In February 2025, a 60-day stay was granted in the SEC’s lawsuit against Binance in response to a joint request by both the SEC and Binance, which acknowledged that the SEC’s newly formed Crypto Task Force’s focus on developing a federal securities laws framework for digital assets may resolve the case. In February 2025, Coinbase and the SEC entered into a court-approved joint stipulation to dismiss the SEC’s lawsuit with prejudice. In March 2025, Kraken and the SEC jointly dismissed the SEC’s lawsuit with prejudice. Several other digital assets market participants have also announced that the SEC informed them that the SEC was terminating its investigation or enforcement action into their firm. In November 2023, Binance pleaded guilty to the Justice Department’s investigations into violations relating to the Bank Secrecy Act (“BSA”), failure to register as a money transmitting business and the International Emergency Economic Powers Act and the founder of Binance pleaded guilty to failing to maintain an effective anti-money laundering (“AML”) program in violation of the BSA. As part of the settlement, Binance separately reached resolutions with the Commodities Futures Trading Commission (“CFTC”), FinCEN and OFAC; however, its case against the SEC’s allegations remains ongoing and Coinbase and Kraken have also denied the SEC’s allegations. The Justice Department in April 2025 issued a memorandum indicating that it will prioritize cases related to digital assets’ use in crimes of fraud, terrorism, drugs and human trafficking organized crime, hacking and gang financing, while other sorts of cases related to digital assets will be deprioritized. As a result, the outcome of these lawsuits and other lawsuits (to the extent not yet dismissed), their effect on the broader crypto economy and the reputational impact on industry participants, remain uncertain and notwithstanding the foregoing, there can be no guarantee that the SEC will not bring similar claims involving these or other digital assets in the future.

In addition, there have been reports that a significant amount of trading volume on digital asset trading platforms is fabricated and false in nature. Such reports may indicate that the market for digital asset trading platform activities is significantly smaller than otherwise understood.

Negative perception, a lack of stability and standardized regulation in the crypto economy and the closure or temporary shutdown of digital asset trading platforms due to fraud, business failure, hackers or malware or government mandated regulation and associated losses suffered by customers may reduce confidence in the crypto economy and result in greater volatility of the prices of assets, including significant depreciation in value. Any of these events could have an adverse impact on our reputation, financial condition and our business.

Our and our third-party service providers’ failure to safeguard and manage our and our investors’ funds and/or digital assets could adversely impact our business, operating results and financial condition.

We may from time to time deposit, transfer and hold in custody with third-party custodians customer funds and digital assets. These include regulated digital asset custodians (used by us for custody), exchanges (used by us for trading activities) and fixed income counterparties (on which we generate yield). Our policies, procedures, operational controls and controls over financial reporting are designed to protect us from material risks surrounding commingling of assets, conflicts of interest and the safeguarding of digital assets and customer funds deposited, transferred or held in custody with third-party custodians across jurisdictions. In addition, our security technology is designed to prevent, detect and mitigate inappropriate access to our systems, by internal or external threats.

Our Know Your Customer (“KYC”) and AML onboarding processes are designed to verify the identity of our customers, manage associated risks and prevent offers and sales of some digital assets and other products and services to certain persons. We have tailored our AML and KYC protocols to each of our business lines. For example, in our asset management business, our funds typically outsource AML and KYC to an industry-standard fund administrator, which requires all investors to undergo a due diligence process similar to that of broker-dealers and when dealing with our lending counter-parties, we rely on our in-house compliance team, with in-house personnel collecting documentation required for onboarding, which performs AML due diligence using those materials.

While we have implemented certain processes with respect to our KYC and AML measures, due to the nature of the digital assets industry and technology, including the pseudonymous nature of blockchain transactions, we may inadvertently or without our knowledge engage in transactions with persons named on OFAC’s Specially Designated Nationals list or other blocked or sanctioned persons in connection with our interactions with a blockchain. Further, fraudulent and illegal transactions and prohibited status could be difficult or impossible for us and our partners, suppliers and vendors to detect in some circumstances. Certain blockchain nodes we may interact with, or that our users may rely upon, do not implement OFAC sanctions screening. Transactions broadcast through such nodes could be processed without regard to U.S. sanctions restrictions, which may create heightened legal, compliance, and reputational risks for us. Regulators may view this exposure unfavorably, which could result in investigations, fines, or restrictions on our activities.

Therefore, there can be no assurance that our AML and KYC protocols will be sufficient to prevent or detect all inappropriate practices, fraud or violations of such laws, regulations and requirements by CoinShares’ affiliates, employees, directors, officers, partners, agents and service providers, in connection with our operations. In the event that our AML and KYC protocols are insufficient to prevent or detect such instances, we could become subject to legal proceedings, inquiries, examinations, investigations and other regulatory or civil actions, which may subject us to, among other things, fines, penalties and monetary settlements.

As our business continues to grow, we intend to continue to strengthen our associated internal controls and ensure that our third-party custodians and other service providers do the same. Our success and the success of our product offerings require significant confidence in our and our third-party service providers’ ability to properly custody and manage digital asset balances and handle large and growing transaction volumes and amounts of customer funds. In addition, we are dependent on our third-party service providers’ operations, liquidity and financial condition for the proper custody, maintenance, use and safekeeping of these customer assets. Any material failure by us or such third-party service providers to maintain the necessary controls, policies, safeguarding procedures, perceived or otherwise or to manage the digital assets we or they hold for or on behalf of our customers or for our own investment and operating purposes could also adversely impact our business, operating results and financial condition. Further, any material failure by us or our third-party service providers to maintain the necessary controls or to manage customer digital assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, significant financial losses, lead customers to discontinue or reduce their use of our and our third-party service providers’ products and services and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results and financial condition.

Furthermore, it is possible that hackers, employees or service providers acting contrary to our or our third-party custodians’ policies or others could circumvent these safeguards to improperly access our systems or documents or the systems or documents of our third-party service providers or agents and improperly access, obtain and misuse customer digital assets and funds. The methods used to obtain unauthorized access, disable or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time. Our and our third-party custodians’ insurance coverage for such impropriety is limited and may not cover the extent of loss nor the nature of such loss, in which case we may be liable for the full amount of losses suffered, which could be greater than all of our assets. Our and our third-party custodians’ ability to maintain insurance is also subject to the insurance carriers’ ongoing underwriting criteria. Any loss of customer funds or digital assets could result in a subsequent lapse in insurance coverage, which could cause a substantial business disruption, adverse reputational impact, inability to compete with our competitors and regulatory investigations, inquiries or actions. Additionally, transactions undertaken through electronic channels may create risks of fraud, hacking, unauthorized access or acquisition and other deceptive practices. Any security incident resulting in a compromise of customer assets could result in substantial costs to us and require us to notify impacted customers and in some cases regulators, of a possible or actual incident, expose us to regulatory enforcement actions, including substantial fines, limit our ability to provide services, subject us to litigation, significant financial losses and adversely impact our brand, reputation, business, results of operations, financial condition and prospects.

Our business relies on third-party service providers and subjects us to risks that we may not be able to control or remediate.

Our operations could be interrupted if our third-party service providers experience operational or other systems difficulties, terminate their services or fail to comply with regulations. We outsource some of our operational activities and accordingly depend on relationships with many third-party service providers. Specifically, we rely on third parties for certain services, including, but not limited to, legal, accounting, custodian and other financial operations, trade related activity, IT infrastructure and systems, trade reconciliation and margin and collateral movement. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party service providers. For example, communications between users, applications, and blockchain networks depend on internet infrastructure that may be vulnerable to interception. A malicious third party could attempt to compromise or alter transaction data, delay execution, or redirect traffic by conducting a man-in-the-middle attack. The failure of these systems, a cybersecurity breach involving any of our third-party service providers or the termination or change in terms of a third-party software license or service agreement on which any of these systems is based could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. In addition, such activity could result in unauthorized transactions, user losses, and reputational damage to our platform. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay, expense and disruption of service. As a result, if these third-party service providers experience difficulties, are subject to cybersecurity breaches or terminate their services and we are unable to replace them with other service providers, particularly on a timely basis, our operations could be interrupted. If an interruption were to continue for a significant period, our business, financial condition and results of operations could be adversely affected. Should we be required to replace third-party service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.

Risks associated with our trading activities may result in exposing us to digital asset price fluctuations.

We undertake a range of trading activities related to digital assets. Should our trading activities be compromised by either technological or human error, this could lead to the loss of revenues and/or digital assets which would, in turn, have a detrimental impact upon our financial performance. While controls are in place to minimize directional risk in our trading activities, significant market movements can disrupt the wider ecosystem to the extent where losses may be suffered. This includes among others stable coins de-pegging, or counterparties to which we have exposure defaulting on their obligations. Should errors in the monitoring of the trading activities occur through either technological or human error, directional risk may inadvertently arise, resulting in us becoming exposed to the price fluctuations of the digital asset holdings and positions.

Furthermore, it is possible that counterparties and exchanges, during periods of high volatility in the digital asset markets, may experience outages, liquidity shortfalls or other challenges. This might lead to the loss of revenues and/or digital assets which would, in turn, have a detrimental impact upon our financial performance. Due to the current counterparty risk associated with digital asset exchanges, we are exposed to a risk of undertaking trading activities on these venues, which ultimately can lead to losses of assets which may not be recoverable.

Additionally, the trading activities are undertaken in part to hedge liabilities arising from the issuance of the XBT Provider’s ETPs. The exchanges and counterparties with which we interact may suffer from outages or any number of related issues that could prevent execution of trades required to maintain the hedge position. This could in turn lead to a potential adverse impact on our financial position.

Should errors in the monitoring of the trading activities occur through either technological or human error, directional or counterparty risk may inadvertently arise, which may result in us becoming exposed to digital asset price fluctuations.

Risks associated with our decentralized finance (“DeFi”) activities could result in having an adverse impact on the financial results of our group.

We gradually explore commercial activities with DeFi, engaging in activities that are designed to generate yield and staking gains (see “— We may suffer losses due to staking, restaking, delegating, and other related services” and “— The staking rewards generated by the ETPs under the Physical Note Program may be subject to fluctuation, impacting the commercial viability of these products”) through participation in a range of DeFi protocols, which exposes us to operational risks. DeFi related activities carry risks which are similar to those of digital assets in a broader sense, as the technology on which they are built is oftentimes subject to attacks from bad actors or may be built upon unreliable code which can ultimately lead to the misappropriation or decline in value of assets deployed into such protocols. We are also dependent, in part, upon then information-technology infrastructure of third-party exchanges, custodians, blockchain validators, and DeFi protocols. These counterparties may experience cyber-attacks, internal control failures, fraud, insolvency, or regulatory enforcement that could freeze, delay, or permanently impair access to our holdings or the yield we expect to generate from on-chain activities. As a result of increasing activity in this area, a risk control framework has been developed and is subject to ongoing revision in relation to both external factors, such as blockchain developments, as well as internal factors such as our attitude to risk.

Despite ongoing work in relation to our control environment, our gradual involvement within the DeFi space entails risks which could result in events which would have an adverse impact on our financial results.

We may be unable to develop new products and services and the development of new products and services may expose us to additional costs or operational risk.

Our financial performance depends, in part, on our ability to develop, market and manage new investment products and services. The development and introduction of new products and services require continued innovative efforts on our part and may require significant time and resources as well as ongoing support and investment. Substantial risk and uncertainties are associated with the introduction of new products and services, including the implementation of new and appropriate operational controls and procedures, shifting client and market preferences, the introduction of competing products or services and compliance with regulatory requirements. New products often must be in the market-place for three or more years in order to generate the track records required to attract significant AUM inflows. Increasingly, clients and intermediaries are looking to investment managers to be able to deliver investment outcomes tailored to particular circumstances and needs and to augment traditional investment management products and services with additional value-added services. A failure to continue to innovate and introduce successful new products and services or to manage effectively the risks associated with such products and services may impact our market share relevance and may cause our AUM, revenues and net income to decline.

Because our long-term success depends, in part, on the ability to expand sales to investors inside the United States and other global markets, thereby increasing our AUM, our business is susceptible to risks associated with operations that are international to us.

We currently have subsidiaries, issuers and operations in jurisdictions such as Jersey, Sweden, the U.K., Switzerland, Ireland, France and the United States. We plan to enter into additional markets or increase our presence in the markets in which we currently operate around the world and any inability or failure to adequately exploit opportunities for expansion, may harm our business and our adversely affect our revenue. For example, to date, we have a limited operating history inside North America and we expect to significantly increase our market presence and customer base in North America, in particular inside of the United States. Our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to particular challenges of supporting a rapidly growing business in an environment of diverse cultures, languages, customs, tax laws, legal systems, alternate dispute systems and regulatory systems. As we continue to expand our business and investor base inside the United States and other global markets, we will be increasingly susceptible to risks associated with our international operations. These risks and challenges include:

•        difficulty establishing and managing international operations and the increased operations, travel, infrastructure and legal and compliance costs associated with locations in different countries or regions;

•        the need to understand and comply with laws, regulations and customs in multiple jurisdictions, including laws and regulations governing broker-dealer practices, some of which may be different from or conflict with, those of other jurisdictions and which might not permit us to operate our business or collect revenues in the same manner as we do in such other jurisdictions;

•        our interpretations of local laws and regulations, which may be subject to challenge by local regulators;

•        difficulties or delays in obtaining and/or maintaining the regulatory permissions, authorizations, licenses or consents that may be required to offer certain products in one or more markets;

•        difficulties in managing multiple regulatory relationships across different jurisdictions on complex legal and regulatory matters;

•        if we were to engage in any merger or acquisition activity internationally, this is complex and would be new for us and subject to additional regulatory scrutiny;

•        the need to vary products, pricing and margins to effectively compete in international markets;

•        the need to adapt and localize products for specific countries, including obtaining rights to third-party intellectual property used in each country;

•        increased competition from local providers of similar products and services;

•        the challenge of positioning our products and services to meet a demand in the local market (also known as “product-market fit”);

•        the ability to obtain, maintain, protect, defend and enforce intellectual property rights abroad;

•        the need to offer indirect investor support and other aspects of our offering (including websites, articles, blog posts and customer support documentation) in various languages;

•        compliance with anti-bribery laws, such as the Foreign Corrupt Practices Act and equivalent anti-bribery and anti-corruption requirements in local markets, by us, our employees and our business partners and the potential for increased complexity due to the requirements on us as a group to follow multiple rule sets;

•        complexity and other risks associated with current and future legal requirements in other countries, including laws, rules, regulations and other legal requirements related to cybersecurity and data privacy frameworks and labor and employment laws;

•        the need to enter into new business partnerships with third-party service providers in order to provide products and services in the local market, which we may rely upon to be able to provide such products and services or to meet certain regulatory obligations;

•        varying levels of internet technology adoption and infrastructure and increased or varying network and hosting service provider costs and differences in technology service delivery in different countries;

•        fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of certain currencies;

•        taxation of our international earnings and potentially adverse tax consequences due to requirements of or changes in the income and other tax laws of the United States or the international jurisdictions in which we operate; and

•        political or social unrest or economic instability in a specific country or region in which we operate.

We may not be able to penetrate or successfully operate in the markets, including North America, we choose or aspire to enter. In addition, we may incur significant expenses as a result of our international operations and we may not be successful. We may launch products that lack local product-market fit, face local competition from pre-existing companies offering similar products and/or face limited brand recognition, any of which could lead to non-acceptance or delayed acceptance of our products and services by customers in new markets. Product adoption and growth rates may vary significantly across different markets. We are subject to income taxes and other taxes in the countries in which we transact or conduct business and such laws and tax rates vary by jurisdiction. We are subject to review and audit by U.S. federal, state, local and non-U.S. tax authorities. Such tax authorities may disagree with tax positions we take and if any such tax authority were to successfully challenge any such position, our financial condition or results of operations could be materially and adversely affected. Our failure to successfully manage these risks or any failure to quickly exploit any opportunity for international expansion could harm our international operations in the markets we choose to enter and have an adverse effect on our business, financial condition and results of operations.

We are subject to complex financial accounting rules, and there is limited useful guidance from accounting standard setting bodies for companies engaged in the digital asset industry.

In respect of our financial reporting, CoinShares currently applies IFRS. We believe that the current IFRS framework and the guidance provided thereunder by various bodies are not in all instances fully suited for companies engaged in the digital asset industry, which is likely due to the novel nature of the industry. We consider it likely that further guidance and clarifications will be made by eligible bodies as the digital asset industry grows and matures, but this will take time. We are for example aware of lobbying efforts made in the United States with respect to certain accounting and reporting matters for certain companies that operate in the digital asset industry.

The uncertainty that we experience with respect to certain financial reporting matters could mean that we apply various accounting rules (including IFRS) incorrectly, and that we become aware of this only after clarifying statements are made by eligible bodies or following audits. Moreover, due to the novel nature of the digital asset industry, we cannot rule out that various accounting rules and standards become subject to different application and interpretation between jurisdictions. These risks, if they were to materialize, could necessitate recalculations and/or restatements in coming financial reports and have significant impacts on our reported financial results.

The application of IFRS and other applicable accounting standards sometimes requires significant judgment by our group management, particularly with respect to investment valuation and classification of financial instruments and assets. These determinations are in turn based on the management’s and our advisors’ belief of the correct application of the accounting standard at hand, historical experience and on various other assumptions that are considered reasonable under the circumstances. There is a risk that the assumptions that form the basis for our group determinations change or are wrong, and actual circumstances could differ from those that were assumed, which could have an adverse impact on financial results.

We may prepare our future financial statements in accordance with U.S. GAAP which may result in a significant impact to our reported financial results, especially with regard to the treatment of digital assets.

We are contemplating an adoption of U.S. GAAP, meaning that future financial statements may reflect significant differences from our current financial statements prepared under IFRS. Though CoinShares’ financial statements included in this proxy statement/prospectus have been prepared in accordance with IFRS, the SEC permits foreign private issuers to file financial statements in accordance with U.S. GAAP at any time. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP. As a result, CoinShares’ financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, CoinShares does not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare CoinShares’s financial statements under U.S. GAAP with those companies that prepare financial statements under IFRS.

An area of significant expected difference between IFRS and U.S. GAAP is the accounting for digital assets. Currently, under IFRS, we account for digital assets under IAS 38 where changes in the fair value in excess of cost is recognized in other comprehensive income. The Company expects that the application of relevant U.S. GAAP guidance, specifically under Accounting Standards Codification 350-60, certain digital assets are accounted for at fair value with changes in fair value recorded in the calculation of profit or loss after tax. During the years ended December 31, 2024 and 2023, the Company had $2,430.8 million and $126.8 million in fair value gains on digital assets through other comprehensive income, respectively, which may be reclassified to gains on digital assets through profit or loss under U.S. GAAP.

Application of tax laws and changes to them could adversely impact our financial position and operating results.

Through various of our subsidiaries, we currently operate in Jersey, France, the UK, U.S. and Sweden. The tax laws that apply to us may vary across the jurisdictions in which we operate and may be subject to changes and potentially conflicting application and interpretation. For example, under our current transfer pricing model, management fees derived from the XBT Note Program are distributed to various entities within our group in exchange for services provided to support the XBT Note Program. These services and arrangements are outlined in a series of intra-group service level agreements (“SLAs”). Given that the entities in question are in Jersey and the UK, consideration has been given to the transfer pricing implications of the SLAs, with advice having been sought on the arrangements from external advisors. There is however a risk that the transfer pricing policies operating within our group could be challenged by fiscal authorities and potentially lead to a need to apply a new transfer pricing approach, which may result in higher tax rates for our group than would otherwise be the case, both going forward and potentially retrospectively. A challenge of our group’s tax treatment may lead to the relevant tax authority deciding to tax a group company on income that, in the opinion of that particular tax authority, should have arisen in its country of authority, rather than in the country where the tax item has been booked by us. This may lead to reallocations in revenue streams within our group, potentially to a jurisdiction that has a higher tax rate, which in turn would increase our group’s overall tax burden. Incorrect reporting of taxes, regardless of whether it was made unintentionally, is in most jurisdictions subject to tax penalties. Disputes with tax authorities are often lengthy and often require costly professional advice.

The tax legislation regarding our operations is not well defined and existing tax legislation rarely caters for/takes into consideration the nature of digital assets such as crypto currencies. There are initiatives being taken on an international level to try and regulate this very type of business area. One initiative which is being discussed on an international level is introducing a minimum level of corporate tax rate, regardless of business conducted, which will impact a large number of entities in various jurisdictions and in such also our group’s operations. Given these factors, taken together with the fact we and much of our group currently operates in a low tax environment due to its domicile in Jersey, it is likely that the overall effective tax rate of our group will increase going forward. Furthermore, our GST/VAT position of is based on its conduct as a GST/VAT exempt business. Should the application/interpretation of these rules change our tax position in relation to these taxes may be materially different compared to today.

Tax laws and regulations, including statements from tax authorities, may be subject to interpretation by local public entities and may change with short notice, and could imply that our group must reassess its interpretation and application of such rules. This could have an impact on the tax framework applicable to our group, including, for example, in the event of our classification as a PFIC. It is also likely that companies that operate in the digital asset industry will be subject to a heightened level of tax audits given the novel nature of the industry. Tax audits may result in the imposition of additional tax or denied deductions, for example in relation to historical intra-group transactions or cross-border transactions. Several tax matters require significant judgment by management and the board of directors, and there may be transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the final tax outcome may differ from the amounts reported in our group’s financial statements and may adversely affect our group’s financial results in the period or periods for which such determination is made.

Changes in the governance of a digital asset network may not receive sufficient support from users and miners or validators, which may negatively affect that digital asset network’s ability to grow and respond to challenges.

The governance of decentralized networks, such as the Bitcoin and Ethereum networks, is by voluntary consensus and open competition. As a result, there may be a lack of consensus or clarity on the governance of any particular decentralized digital asset network, which may stymie such network’s utility and ability to grow and face challenges. The foregoing notwithstanding, the protocols for some decentralized networks, such as the Bitcoin network, are informally managed by a group of core developers that propose amendments to the relevant network’s source code. Core developers’ roles evolve over time, largely based on self-determined participation. If a significant majority of users and miners (or other types of technological validators) adopt amendments to a decentralized network based on the proposals of such core developers, such network will be subject to new protocols that may adversely affect the value of the relevant digital asset. As a result of the foregoing, it may be difficult to find solutions or marshal sufficient effort to overcome any future problems, especially long-term problems, on digital asset networks.

Amendments to a digital asset’s protocol and “forking.”

Digital assets’ protocols are open source, consensus-based technologies. This means that the digital asset community (generally a group of core developers but it may also include other members such as miners and digital assets’ holders) are unofficially responsible for the periodic releases of updates to the protocol’s source-code. It also means that various members of the protocol may make proposals for a wide variety of updates and changes to the digital asset protocol’s code.

Such updates and changes are only effective if accepted by users, miners, wallets and companies which collectively have a prescribed majority of the processing power on the network at the relevant time. Disputes around such updates and changes can and do arise. If a change is not accepted by the community, then it is possible that those proposing the change can copy the protocol’s records at the time of the change and use that to run a new network with their proposed changes. This is known as a “fork” in the digital asset network, whereby one network (and the digital assets associated with it) will run the pre-modification source-code and the other network (and its associated digital assets) will run the modified source-code.

Holders of the underlying digital asset before a forking event will technically own each of the resulting digital assets, which shared a common transaction history before the fork. Which of such resulting digital assets may henceforth be recognized by the community as being (the true or real) can often be difficult to determine for a period of time following such fork. Bitcoin exchanges have a particularly significant function to play in the determination in such regard. A new digital asset resulting from a fork may also change the speed at which new blocks are added to the blockchain, which can result in a distortion of the consensus mechanism with which each digital asset is created subsequent to the fork.

Forks can create significant uncertainty around the functioning of both the existing and the new network (as well as around the value of the digital assets associated with those networks) which results in the creation of a new digital asset which can present a number of operational difficulties and can even jeopardize the functioning of the protocol. Such uncertainty can affect the ability of the underlying network to function as well as the price discovery of both the existing and new digital asset. As a result, a fork may affect the listing and price in any relevant class of our ETPs.

Furthermore, we have discretion over whether and how to distribute the proceeds of any fork that may arise from the receipt of the new digital asset associated with the fork; it may not be practical or possible for us to distribute such proceeds to investors.

We have discretion over how to treat any new digital asset created by a hard fork.

If a permanent fork were to occur with respect to an underlying digital asset, we could hold in respect of a class of ETP amounts of the original and the new digital asset as a result. In that event, we will have discretion on how to handle any distribution of such new underlying asset. We could choose (i) to adjust the rights of the ETP so that such new digital asset will constitute an additional underlying digital asset in respect of such ETP; (ii) to sell such new digital asset, invest the proceeds in the original underlying digital asset and then adjust the coin entitlement of such ETP; (iii) to sell such new digital asset, distribute the proceeds to investors on a pro rata basis; (iv) to distribute such new digital asset to investors on a pro rata basis to their holdings of ETPs, (v) to create and distribute a new class of ETP with the new digital asset as an underlying digital asset or (vi) to surrender, discard or dispose of such new digital asset for its own benefit. It is uncertain whether the value of any such distribution would equal the change in the value of the ETPs resulting from such distribution.

It may be necessary for the listing in any relevant class of the ETPs to be suspended for a period whilst the determination of the digital asset which is accepted as continuing to be the “true” digital asset is undertaken. The need for any such suspension is considered to be a reflection of the market dynamics for the underlying digital asset, rather than a deficiency to which we are uniquely subject.

It may not be possible, or desirable, for us to apply for listing of any new class of ETPs referenced to a new digital asset resulting from a fork. Consequently, a permanent fork could materially and adversely affect the value of ETPs.

The failure or negative performance of products offered by competitors may have a negative impact on similar CoinShares products irrespective of our performance.

Certain competitors offer similar products to those offered by us and the failure or negative performance of competitors’ products could lead to a loss of confidence in our similar products, irrespective of the performance of our products. Any loss of confidence in a product type could lead to withdrawals, redemptions and liquidity issues in such products, which could have a material adverse effect on our AUM, revenues and net income or liquidity.

If our reputation is harmed, we could suffer losses in our AUM, revenues and net income.

Our business depends, in part, on earning and maintaining the trust and confidence of investors, other market participants and regulators and our good reputation is critical to our business. Our reputation is vulnerable to many threats that can be difficult or impossible to control and costly or impossible to remediate. Regulatory inquiries, investigations or findings of wrongdoing, intentional or unintentional misrepresentation of our products and services in regulatory filings, product literature, advertising materials, public relations information, social media or other external communications, operational failures (including portfolio management errors or cyber breaches), employee dishonesty or other misconduct and rumors, among other things, can substantially damage our reputation, even if they are baseless or eventually satisfactorily addressed.

Our business also requires us to continuously manage actual and potential conflicts of interest, including situations where our services to a particular client conflict or are perceived to conflict, with the interests of other clients or our own interests. The willingness of clients to enter into transactions in which such a conflict might arise may be affected if we fail — or appear to fail — to deal appropriately with conflicts of interest. In addition, potential or perceived conflicts could give rise to litigation or regulatory enforcement actions.

We have policies, procedures and controls that are designed to address and manage these risks; however, even effective procedures and controls can only provide reasonable assurance of achieving their objectives. If our policies, procedures or controls fail, our reputation could be damaged. Any damage to our reputation could impede our ability to attract and retain clients and key personnel and lead to a reduction in the amount of our AUM, any of which could have a material adverse effect on our revenues, net income or liquidity.

We operate in a highly competitive industry and we compete against unregulated or less regulated companies and companies with greater financial and other resources and our business, operating results and financial condition may be adversely affected if we are unable to respond to our competitors effectively.

The crypto economy is highly innovative, rapidly evolving and characterized by healthy competition, experimentation, changing customer needs, frequent introductions of new products and services and subject to uncertain and evolving industry and regulatory requirements. We expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing products. We compete against a number of companies operating both within the United States and abroad and both those that focus on traditional financial services and those that focus on crypto-based services.

We believe our primary source of competition to date has been from companies, in particular those located outside the United States, who are either subject to significantly less stringent regulatory and compliance requirements in their local jurisdictions or have interpreted the regulatory requirements to which they are subject in a manner that is different from our interpretation. Some of such companies’ business models rely on being unregulated or only regulated in a small number of lower compliance jurisdictions, whilst also offering their products in highly regulated jurisdictions, without necessarily complying with the relevant regulatory requirements in such jurisdictions.

To date, encouraged by limited but growing enforcement by U.S. and foreign regulators, many of these competitors have been able to operate from offshore while offering large numbers of products and services to consumers, including in the United States, Europe and other highly regulated jurisdictions, without complying with the relevant licensing and other requirements in these jurisdictions and seemingly without penalty. Due to our regulated status in several jurisdictions and our commitment to legal and regulatory compliance, we have not been able to offer many popular products and services, including products and services that our unregulated or less regulated competitors are able to offer to a group that includes many of our customers, which may adversely impact our business, financial condition and results of operations.

In recent years, our commitment to compliance and the attendant customer-facing requirements, including customer due diligence requirements, may have had a competitive impact on us as these unregulated or less compliance-focused competitors have attracted more business. We also have expended significant managerial, operational and compliance costs to meet the legal and regulatory requirements applicable to us in the United States and other jurisdictions in which we operate and expect to continue to incur significant costs to comply with these requirements, which these unregulated or less regulated competitors have not had to incur.

Additionally, due to the broad nature of our products and services, we also compete with and expect additional competition from, traditional financial services companies. We also face competition from companies that may target a wider range of customers, including retail customers, which could result in such competitors gaining broader recognition and market acceptance relative to our primarily institutional customer approach.

The rapid pace of blockchain innovation means that new products are constantly emerging. Keeping pace will require investment in technology adoption and development. Many innovative start-up companies and larger companies have made and continue to make, significant investments in research and development and we expect these companies to continue to develop similar or superior products and technologies that compete with our products. Further, more traditional financial and non-financial services businesses may choose to offer crypto-based services in the future as the digital assets industry grows and as greater legal and regulatory certainty emerges. Our current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources or may otherwise have certain competitive advantages over us.

Our existing competitors have and our potential competitors are expected to have, competitive advantages over us, such as:

•        the ability to offer products and services that we do not support or offer (due to constraints from regulatory authorities, our banking partners and other factors);

•        greater name recognition, longer operating histories, larger customer bases and larger market shares;

•        larger sales and marketing budgets and organizations;

•        more established marketing, banking and compliance relationships;

•        greater customer support resources;

•        greater resources to make acquisitions;

•        lower labor, compliance, risk mitigation and research and development costs;

•        larger and more mature intellectual property portfolios;

•        greater number of applicable licenses or similar authorizations;

•        established core business models outside of the industries that we operate in, allowing them to operate on lesser margins or at a loss;

•        operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings;

•        substantially greater financial, technical and other resources;

•        more timely introduction of new technologies;

•        preferred relationships with suppliers, including of hardware for High Frequency Trading solutions and other equipment; and

•        better access to lower latency.

If we are unable to compete successfully or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results and financial condition could be adversely affected.

Poor investment performance of our products could reduce the level of our AUM or affect sales of our products and negatively impact our revenues and net income.

Our investment performance is critical to the success of our business. Strong investment performance often stimulates sales of our products. Poor investment performance (on a relative or absolute basis) as compared to third-party benchmarks or competitive products has in the past led and could in the future lead, to a termination of investment management agreements, a decrease in sales of our products or stimulate redemptions from existing products, each of which could lower the overall level of AUM, reduce our management fees and negatively impact our revenues and net income. There is no assurance that past or present investment performance in our products will be indicative of future performance. If we fail or appear to fail, to address successfully and promptly the underlying causes of any poor investment performance, we may be unsuccessful in reversing such underperformance, which could result in client loss or redemptions and the loss of future business prospects, both of which would negatively impact our revenues and net income.

The lack of soundness of other financial institutions could adversely affect us or the client portfolios we manage.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We and the products that we manage, have exposure to many different counterparties and routinely execute transactions with counterparties in the financial services industry. Many of these transactions expose us and/or our products to credit risk in the event of default of their counterparties. While we regularly conduct assessments of such risk posed by counterparties, an event of default may occur due to market factors, such as sudden swings in the financial and credit markets that may occur swiftly and without warning. Such event of default could produce a financial loss for CoinShares and in some cases for the products we manage, ultimately impacting our clients or the client portfolios we manage.

Third parties are subject to credit risk in relation to our (XBT Note Program and Physical Note Program).

XBT Provider, a wholly owned subsidiary of CoinShares, is the issuer of the exchange-traded notes issued under the XBT Note Program (the “XBT Notes”). Investors in the XBT Notes are exposed to the credit risk of XBT Provider as issuer and to CoinShares Capital Markets (Jersey) Limited (“CSCM”) as guarantor. Investors have no contractual or other recourse to CoinShares International Limited or any other member of the CoinShares group.

The XBT Notes and the guarantee constitute unsecured and unsubordinated obligations and do not benefit from any security, collateral or priority over the assets of XBT Provider or CSCM. In the event of the insolvency or similar proceedings of XBT Provider or CSCM, noteholders would rank as general unsecured creditors and may recover less than the full amount of their investment, or nothing at all, regardless of the performance of the underlying digital assets.

XBT Provider’s ability to meet its obligations to noteholders is dependent on CSCM’s performance under the Collateral Management Agreement, and CSCM may default independently of XBT Provider. Digital assets and related exposures held by CSCM in connection with the XBT Notes are legally owned by CSCM, are not ring-fenced or bankruptcy-remote, and do not give noteholders any proprietary, security or trust interest.

Where redemptions are effected by cash settlement, failures by third-party counterparties to pay sale proceeds could result in noteholders losing some or all of their investment.

Our XBT Note Program is subject to risks related to the maintenance of hedging activities.

The hedging activities undertaken by the Group Companies in order to ensure the obligation arising from the ETPs issued under the XBT Note Program are performed by CSCM. These activities are governed by the terms of the CMA in place between CSCM and XBT Provider which dictates how CSCM is required to hedge the obligation. At least 75% of the hedge must be held in the relevant physical digital assets to which the ETPs relate. No more than 25% of the remaining exposure may be held in futures, options derivatives or cash (provided the cash element remains no more than 5% of the total hedge amount). Consequently, should CSCM fail to fulfill its obligations under the relevant hedging arrangements, it would have an adverse effect on the XBT Note Program.

A substantial portion of the Group Companies’ revenue is derived from the XBT Note Program.

The XBT Note Program represents an important component of the Group Companies’ business, revenues and balance sheet assets. While the Group Companies continues to expand and diversify its product offering and revenue streams, a substantial portion of the Group Companies’ current operations remains connected to the XBT Note Program.

For the year ended December 31, 2024, management fees derived from the XBT Note Program accounted for 55% of the Group Companies’ management fees and other revenue (2023: 55%). In addition, a significant proportion of the Group Companies’ gross assets are held in accordance with the terms of the CMA in order to ensure that liabilities arising under the XBT Note Program can be met. As of December 31, 2024, the value of such assets held against these liabilities — comprising digital asset holdings and digital asset exposure obtained through financial instruments — represented 62% of the Group Companies’ gross assets (2023: 67%).

The Group Companies’ exposure to XBT Provider and the XBT Note Program reflects, in part, the historical scale and maturity of the program relative to other business lines, which are continuing to develop and grow. As the Group Companies diversify their product range and revenue sources, the relative contribution of the XBT Note Program may decrease over time. However, at present, adverse developments affecting XBT Provider or the operation of the XBT Note Program — including regulatory changes, operational disruptions, systems failures, counterparty issues or market conditions affecting digital assets — could have a disproportionate effect on the Group Companies’ revenue, asset base and financial performance.

We may fail to maintain the listing requirements related to our ETPs (XBT Note Program and Physical Note Program).

Although our ETPs issued under the XBT Note Program and the Physical Note Program, as applicable, are admitted to trading on one or more venues, there is a risk that the Group Companies may not succeed in maintaining the status of the ETPs as listed instruments. If one or more venues on which these products are made available decide that the ETPs should no longer remain admitted to trading, regardless of whether this is due to circumstances assignable to the issuer, the ETPs, the tracked digital assets, the market maker(s) and/or changed rules or any other reason, there is a risk that the Group Companies will not succeed in having the ETPs admitted to trading on another regulated market, MTF or other marketplace. Such a course of events would worsen the liquidity, disposal opportunities and the market value of the ETPs and thus create risks of losses for investors.

Specifically, for the XBT Note Program, if a delisting was to occur and no other listing obtained within an appropriate time frame, we may be required to action a redemption of the ETPs. While this redemption would create significant level of cash inflow to us on the realization of the accumulated management fee, it would impact our future revenues, as the XBT Note Program (which has historically been a key source of revenue for the Group Companies) will no longer be active.

The staking rewards generated by the ETPs under the Physical Note Program may be subject to fluctuation, impacting the commercial viability of these products.

Certain ETPs, including notes, issued under the CoinShares Physical Note Program (the “Physical Note Program”) are structured so that the underlying reference digital assets of such ETPs are subject to “staking.” A portion of the staking rewards (consisting of variable yield) received for this staking contribute to the total value of the relevant ETP, as the reference price of the ETP equals the price for the underlying asset being subject to the staking activities plus the staking rewards (variable yield). This set up allows staking gains to be passed back to the ETP holders. Although these staked ETPs do not generate managements fees for the Group Companies, they remain commercially viable due to the ability for our group to retain a portion of the staking gains. Risks noted in the risk factor titled “— We may suffer losses due to staking, restaking, delegating, and other related services” below also pertain to the now discussed ETP staking activities.

An additional risk to consider is that staking rewards could fluctuate and potentially decrease to a point where the commercial viability is considered no longer acceptable. Without a management fee, the staking rewards that our group retains need to be in excess of the costs of running the staking activities.

Competitive pressures may force us to reduce the fees we charge to clients, which could reduce our profitability.

The investment management business is highly competitive and rapidly evolving and we compete based on a variety of factors, including investment performance, range of products offered, brand recognition, business reputation, financial strength, stability and continuity of client and financial intermediary relationships, quality of service, level of fees charged for services and the level of compensation paid and distribution support offered to financial intermediaries. We continue to face market pressures regarding fee levels in many products, including low fee, passively managed products that compete with our actively managed products.

Our competitors include many investment management firms and other financial institutions. Many of these institutions have greater capital and other resources and offer more comprehensive lines of products and services, than we do. There are relatively few barriers to entry by new investment management firms and the successful efforts of new entrants around the world have also resulted in increased competition. Further, our competitors may increase their market share to our detriment by reducing fees. The increasing size and market influence of certain distributors of our products and of certain direct competitors may have a negative impact on our ability to compete at the same levels of profitability in the future.

In addition, technology is subject to rapid advancements and changes and our competitors may, from time to time, implement newer technologies or more advanced platforms for their services and products, including digital advisers, low cost, high speed financial applications and services and investment platforms based on AI and other advanced electronic systems, which could adversely affect our business if we are unable to remain competitive.

We may suffer losses due to staking, restaking, delegating and other related services.

Blockchain networks which utilize Proof-of-Stake (“PoS”) or similar consensus mechanisms to validate transactions enable holders of certain digital assets to stake or delegate those assets with validator nodes to secure the network and participate in transaction validation activities on their underlying blockchain networks. We currently stake certain digital assets and operate validator nodes on blockchain networks through our blockchain infrastructure operations and third-party custodian and/or staking providers. Some PoS networks require the digital assets to be transferred on the underlying blockchain networks into smart contracts which are not under our or anyone’s control or to a validator node directly, to participate in staking. Other PoS networks enable users to delegate certain rights or powers associated with the relevant digital assets to a validator node, while custody of the digital asset itself remains entirely with the user. If our validator nodes or relevant smart contracts fail to behave as expected, suffer cybersecurity attacks, experience security issues or encounter other problems, our or our clients’ digital assets may be irretrievably lost. Any cybersecurity attacks, security issues or other problems could damage validators’ willingness to participate in validation, discourage existing and future validators from serving as such. In addition, transactions submitted to public blockchain mempools may be subject to “sandwich” attacks or other forms of maximal extractable value (“MEV”) strategies, in which third parties exploit order sequencing to the detriment of the initiating party. These practices can increase transaction costs, cause unexpected execution slippage, or reduce returns for users. Widespread or persistent MEV activity could discourage participation in decentralized markets and adversely affect adoption of our service. While most PoS blockchain networks dictate requirements for participation in the relevant staking activity, such as requiring a minimum amount of staked digital assets before being able to operate as a validator node, if those requirements are not met, the blockchain network or other validator nodes may impose penalties, referred to as “slashing,” such as if the validator node operator acts maliciously on the network, “double signs” any transactions or experiences extended downtimes. Slashing penalties can also apply due to prolonged inactivity on a blockchain network and inadvertent errors such as coding, computing or hardware issues, as well as more serious behavior such as intentional malfeasance. If our operated validator nodes or any other validator nodes that we may use are subject to slashing in the future in accordance with the rules of an underlying blockchain network, our staked digital assets or those relating to any of our products (as the case may be) may be confiscated, withdrawn or burnt by the network, resulting in permanent losses. Any loss of digital assets, penalties or slashing events could damage our brand and reputation, cause us to suffer financial losses and adversely impact our business.

Liquidity risk in certain proof of stake protocols could negatively impact our ability to satisfy redemption requests and affect the price of ETPs in secondary markets.

Some proof of stake protocols (e.g., Polkadot) restrict transferability of digital assets that are contributed to a staking pool for a certain period. During such period, the digital assets remain property of the holder but cannot be transferred (as transfers cannot be registered on the underlying protocol). For example, our Capital Markets Segment actively stakes a portion of our Ethereum (“ETH”) to generate other income in the form of yield. Staked ETH is permitted to be un-staked by the holder of ETH. However, as part of the “activating” and “exiting” processes of staking, staked ETH tokens will be inaccessible for a period of time. “Activation” is the funding of a validator to be included in the active set, thereby allowing the validator to participate in the proof-of-stake consensus protocol. “Exit” is the request to exit from the active set and no longer participate in the proof-of-stake consensus protocol. As part of these “activating” and “exiting” processes of staking, staked ETH tokens will be inaccessible for a period of approximately six days, though this can be longer or shorter depending on a range of factors, including network congestion, resulting in certain liquidity risks.

In the future, we may stake other digital assets that are subject to such liquidity restrictions. As a result, we may hold other digital assets subject to such restrictions, which in turn may hinder us in satisfying redemption requests. We endeavor to agree with external staking providers the provision of a liquidity bridge to ensure we can continue to satisfy redemption obligations while our holdings are restricted, but there can be no guarantee that external staking providers can provide such alternative liquidity.

In the event external staking providers fail to provide such alternative liquidity, we may not be able to satisfy redemption requests until the liquidity restrictions are removed. Any interruption in the redemption process may (i) impact the ability of authorized offerors to redeem securities in a timely and consistent manner, (ii) impact the ability of market makers on exchanges to offer reliable prices at reasonable bid/ask spreads and (iii) consequently adversely affect the price at which investors are able to trade the ETPs in the secondary markets.

Failure to properly address the increased transformative pressures affecting the asset management industry could negatively impact our business.

The asset management industry is facing transformative pressures and trends from a variety of different sources, including increased fee pressure; a continued shift away from actively managed fundamental equities and fixed income strategies towards alternatives, passive index and smart beta strategies; increased demands from clients and distributors for client engagement and services; a trend towards institutions concentrating on fewer relationships and partners and reducing the number of investment managers they work with; increased regulatory activity and scrutiny of many aspects of the asset management industry, transparency/unbundling of fees, inducements, conflicts of interest, capital, liquidity, solvency, leverage, operational risk management, controls and compensation; addressing the key emerging markets in the world, such as China and India, which often have populations with different needs, preferences and horizons than the more developed U.S. and European markets; advances in technology and digital wealth and distribution tools and increasing client interest in interacting digitally with their investment portfolios; and growing digital assets markets that remain subject to substantial volatility and significant regulatory uncertainty. As a result of these trends and pressures, the asset management industry is facing an increased level of disruption. If we are unable to adapt our strategy and business to adequately address these trends and pressures, we may be unable to satisfactorily meet client needs, our competitive position may weaken and our AUM, revenues and net income may be adversely affected.

We hold certain investments in both equity and digital assets and may suffer losses if they do not perform as expected.

We hold certain principal investments in early-stage equity investments and strategic equity investments, and were as of June 30, 2025, valued at $25.6 million. The nature and levels of these principal investments made by us may vary over time, and are mainly affected by sentiment in the wider digital asset ecosystem and the performance of companies within the portfolio, including whether these companies are able to achieve proof of concept and beat competition.

The principal investments are made by the Group Companies for a number of reasons. Early-stage investments offer our group the opportunity to gain exposure to new areas of the digital asset ecosystem. This exposure is both quantitative, in terms of the potential for value appreciation of the investments held, and qualitative due to the fact that the companies in which investments are made enables our group to get insights into areas of the digital asset ecosystem in which it may not currently play an active role. This, in turn, can offer the executive management team insights into new commercial opportunities at an earlier stage than would otherwise be the case. Similarly, larger, more strategic investments such as our group’s holding in 3iQ, offer up a range of commercial opportunities and partnerships from which our group can benefit.

In addition, we hold certain investment in digital assets. Fluctuations in the price of various digital assets may cause uncertainty in the market and could negatively impact trading volumes of digital assets, which would adversely affect the success of our business, financial condition and results of operations. In addition, we may not be able to sell a digital asset promptly or at a reasonable time or price. Although there may be an institutional market for certain digital assets, it is not possible to predict exactly how the market for such assets will develop or whether it will continue to exist. A digital asset that was liquid at the time of purchase may subsequently become illiquid, and its value may decline as a result (see also the risk factors titled “— Digital assets represent a new and rapidly evolving industry, and the market price of our ordinary shares has in the past been, and Holdco’s Ordinary Shares following the consummation of the Business Combination may be, impacted by the acceptance of Bitcoin and other digital assets” and “— The prices of digital assets are extraordinarily volatile”).

The investments held by our group all carry with them their own set of risks, both specific and general (as they also are impacted by the wider market risks that exist in the digital asset space). Should such risks materialize, the value of the holdings in these investee companies may decline or, in severe cases, be written off entirely. This would have a direct impact on our group’s financial position and results.

Our investment products, investors and, to the extent of our investment in such investment products, we could incur losses if the allowance for credit losses, including loan and lending-related commitment reserves, of portfolio-level investments is inadequate or if our expectations of future economic conditions deteriorate.

When our investment products or clients loan or commit to loan Bitcoin, Ethereum and potential Solana to a counterparty, including trading counterparties, clearing agents, trading platforms, decentralized finance protocols, clearinghouses, custodians, administrators and other financial intermediaries, our investment products, investors and, to the extent of our investment in such investment products, we incur credit risk or the risk of loss, if the borrower or such counterparty fails to perform its obligations under to the terms of its agreement. Such parties might default on their obligations to us because of bankruptcy, lack of liquidity, operational failure or other reasons, in which event we may lose all or substantially all of the value of any such investment or trading transaction. When we trade on digital asset trading platforms that specialize in digital asset futures and derivatives, we are exposed to the credit risk of that digital asset trading platform. The revenues and profitability of investment products and clients may be subordinated

(and thus exposed to the first level of default risk) or otherwise subject to substantial credit risks. Certain investments have a comparatively higher degree of risk of a loss of capital and may not show any return for a considerable period of time. While we have implemented procedures, such as account control agreements or other credit facilities with a number of exchanges and custodian to enable trading without keeping assets on the platforms in an effort to mitigate counterparty risk, we cannot provide assurance that such measures will be successful or eliminate all credit risk.

The revenues and profitability of investment products, investors and, to the extent of our investment in such investment products, us are adversely affected when borrowers and counterparties default, in whole or in part, on their obligations or when there is a significant deterioration in the credit quality of the loan portfolio or decline in the value of collateral. In the event of a default, investment returns will depend on the ability to foreclose and liquidate the collateral. Certain debt-related holdings may be difficult or impossible to dispose of readily at what we believe to be a fair price. Investment products and investors can have exposure to lower-rated instruments and securities, which generally reflects a greater possibility that adverse changes in the financial condition of the borrower or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both, may impair the ability of the borrower to make payment of principal and interest.

Current and future market and economic developments may increase default and delinquency rates and negatively impact the quality of the credit portfolio. Although our estimates contemplate current conditions and how we expect them to change over the life of the investment portfolio, it is possible that actual conditions could be worse than anticipated, which could cause our revenues and net income to decline.

There are regulatory risks related to the digital asset industry and ongoing and future regulatory actions may materially alter our ability to operate.

As digital assets have grown in both popularity and market size, governments around the world have reacted differently to digital assets with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, our ability to continue to operate. The effect of any future regulatory change on us or on any digital asset that we may invest in is difficult to predict, but such change could be materially adverse to both us and the digital asset industry as a whole.

Governments may, in the future, restrict or prohibit the acquisition, use or redemption of digital assets. Ownership of, holding or trading in digital assets may then be considered illegal and subject to sanctions. Governments may also take regulatory actions that may increase the cost and/or subject companies in the digital asset industry to additional regulations.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade digital assets or to exchange digital assets for fiat currency. By extension, similar actions by other governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading of our common shares. Such a restriction could result in us liquidating our digital asset investments at unfavorable prices and may adversely affect our shareholders.

Risks Related to Legal, Compliance and Regulations

We operate in an industry that is highly regulated in most countries and any enforcement action or proceeding against us or significant changes in the laws or regulations governing our business or industry could damage our reputation or decrease our AUM, revenues, net income and liquidity.

As with all investment management companies, our activities are highly regulated in many countries in which we conduct business. The regulatory environment in which we operate frequently changes and in recent years we have seen a significant increase in both regulatory changes and enforcement actions and proceedings brought by governmental agencies and self-regulatory authorities against financial services companies. Laws and regulations generally grant governmental agencies and industry self-regulatory authorities broad administrative discretion over our activities, including the power to require registrations or licenses, limit or restrict our business activities, conduct examinations, risk assessments, investigations and capital adequacy reviews and impose remedial programs to address perceived deficiencies. As a result of regulatory oversight, we could face requirements, actions or proceedings that negatively impact the way in which we conduct business, delay or deny approval for new products or service offerings, cause or contribute to reduced sales of or increased redemptions of our existing products or services, impair the investment performance of certain of our products or services, impact our product mix, increase our compliance costs and/or impose additional capital requirements. Our regulators likewise have the authority to commence enforcement actions or proceedings that could lead to penalties and sanctions up to and including the revocation of registrations or licenses necessary to operate certain businesses, the suspension or expulsion from a particular jurisdiction or market of any of our business organizations or their key personnel or the imposition of fines and censures on us or our employees. Further, regulators across borders can coordinate actions against us as issues arise resulting in impacts on our business in multiple jurisdictions. Judgments or findings of wrongdoing or non-compliance with applicable law or regulation by governmental authorities or in private civil litigation against us, could affect our reputation, increase our costs of doing business and/or negatively impact our revenues. Any of the effects discussed above could have a material negative impact on our AUM, revenue, net income or liquidity.

Our business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the jurisdictions in which we operate, including those governing banking, broker-dealers, securities, commodities, credit, cross-border and domestic money and digital asset transmission, custody, anti-bribery, economic and trade sanctions and anti-money laundering (“AML”) and counter-terrorism financing.

Regulatory Compliance:    A substantial portion of the products and/or services (as the case may be) we currently offer or will begin offering, are subject to regulatory requirements imposed in the jurisdictions in which we operate. For example, our products and/or services (as the case may be) in the U.S. are regulated by the SEC, FINRA, U.S. Commodities Futures Trading Commission, the National Futures Association, in the U.K. are regulated by the HM Treasury and the Financial Conduct Authority (“FCA”), in France are regulated by the AMF, in Ireland are regulated by the Central Bank of Ireland, in Sweden are regulated by the Swedish Financial Supervisory Authority, in Germany are regulated by the Federal Financial Supervisory Authority (“BaFin”), in Jersey are regulated by The Jersey Financial Services Commission and in Switzerland are regulated by Swiss Financial Market Supervisory Authority, respectively.

Anti-Corruption Compliance:    We are also subject to anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, in the jurisdictions in which we operate. These anti-corruption laws generally prohibit corruptly offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a government official or private party in order to influence official action or otherwise gain an unfair business advantage, such as to obtain or retain business. Violation of these or similar laws and regulations could subject us, and individual employees, to a regulatory enforcement action, as well as significant civil and criminal penalties. Such violations could also result in severe restrictions on our activities and damage to our reputation.

Anti-Mony Laundering:    We are subject to applicable AML laws in the jurisdictions in which we operate, including the Bank Secrecy Act and USA PATRIOT Act in the United States and the Proceeds of Crime Act, the Terrorism Act and the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (as amended) in the United Kingdom. The AML laws impose a variety of requirements, including implementing and maintaining risk-based systems and controls that obtain “know-your-customer” documentation upon onboarding clients and screen clients on an ongoing basis. A violation of these or similar laws have in the past and could in the future subject us, and individual employees, to a regulatory enforcement action, as well as significant civil and criminal penalties and reputational harm.

Our subsidiaries operating in the EU and the products and services they provide are mainly regulated by the AMF in France, the SFSA in Sweden, the Central Bank of Ireland, the BaFin in Germany and the ESMA. Such subsidiaries are also subject to various EU Directives, which generally are implemented by member state national legislation and by EU Regulations. Our operations elsewhere in the world are regulated by similar agencies and authorities.

Regulators in the U.S., U.K., EU and Asia, have promulgated or are considering whether to promulgate various new or revised regulatory measures pertaining to financial services, including investment management.

Regulatory developments and changes specific to our business will or may include, without limitation:

•        regulations that place restrictions on outbound investments, such as the U.S. Department of Treasury’s Outbound Investment Screening Rule that became effective earlier this year, may impede our ability to provide certain products and add complexity to our compliance program with heightened regulatory requirements;

•        regulations pertaining to the privacy and use, security, transfer and management of personal data with respect to investors, employees and business partners, including the General Data Protection Regulation in the European Union;

•        regulations promulgated to address perceptions that the asset management industry or certain products or services provided by the industry, pose systematic risks to the financial system, which could impede our ability to provide certain products or services or subject us, certain of our activities or products to heightened regulation or increased liquidity or capital adequacy requirements;

•        regulations aimed at addressing concerns regarding open-end funds that are investing in less liquid asset classes;

•        regulations aimed at the use of leverage by funds (in particular, leverage attained through derivatives), an example of which is the SEC’s 2020 rules with respect to the use of derivatives by U.S. registered funds;

•        regulations pertaining to the integration of ESG factors in asset management;

•        enhanced licensing and qualification requirements for key personnel of financial services firms, including asset managers, such as the U.K. Senior Managers and Certification Regime and the SFC’s Manager-in-Charge Regime, which could make it more difficult for CoinShares to hire and retain key personnel;

•        strengthened laws and regulations applicable to asset managers with respect to preventing money laundering and the financing of terrorism, which may increase our compliance costs and burdens and regulatory enforcement risk;

•        regulations promulgated to address risks of fraud, malfeasance, adverse consequences stemming from cyber-attacks and/or cross-border data transfer and to ensure the digital operational resilience of firms, in particular, the new EU Digital Operational Resilience Act;

•        the application of antitrust, change in bank control and similar competition laws and regulations to the asset management industry, including proposed amendments to these laws and regulations that could require asset managers to make pre-acquisition notification filings or requests for approval with the U.S. Federal Trade Commission, Department of Justice and/or U.S. banking regulators and the potential for antitrust regulators to promulgate regulations limiting common ownership of competitive companies by a single fund or by affiliated funds in a single fund complex; and

•        guidelines regarding the structure and components of fund manager compensation and other related rules, regulations and disclosure requirements, which could impose requirements for more widespread disclosures of compensation to highly-paid individuals and depending upon the scope of any such requirements, we could be disadvantaged in retaining key employees vis-à-vis private companies, including hedge fund sponsors.

New or further regulations that impact the markets in which we operate could negatively impact our existing products that employ leverage or derivatives, impede our ability to bring new products to market and raise our compliance costs associated with sponsoring and managing products. We cannot predict the full impact of legal and regulatory changes, changes in the interpretation of existing laws and regulations or possible enforcement actions or proceedings on our business. Such changes have imposed and are likely to continue to impose, new compliance costs and/or capital requirements or impact us in other ways that could have a material adverse impact on our AUM, revenues, net income or liquidity. Moreover, certain legal or regulatory changes could require us to modify our strategies, businesses or operations and we may incur other new constraints or costs, including the investment of significant management time and resources to satisfy new regulatory requirements or to compete in a changed business environment. In recent years, certain regulatory developments have also added to downward pressures on our fee levels.

The asset management business is highly regulated and regulators may apply or interpret these regulations with respect to digital assets in novel and unexpected ways.

Asset management is a highly regulated business subject to numerous legal and regulatory requirements. These regulations are intended to protect customers whose assets are under management and, as such, may limit our ability to develop, expand or carry out our asset management business in the intended manner. We are guided in significant part by regulatory regimes that are not clear or are not yet developed. To the extent that there is any ambiguity as to whether an asset under management is a security, the applicability of many regulations to our asset management business will not be clear. Furthermore, we must address conflicts of interest, as well as the perception of conflicts of interest, between ourselves (including our other business lines) and our investors and funds. We have developed procedures that are designed to detect and manage actual, potential or perceived conflicts of interest, including conflict identification and management, guidelines for transparency and regular training and oversight by our compliance team. In particular, we are required to act in the best interest of our investors and funds, which may include allocating opportunities to our investors and funds rather than to our own principal business lines. In addition, regulators have substantial discretion in determining what is in the best interest of a client of a fund and have increased their scrutiny of potential conflicts as well as the disclosure of such conflicts to an asset manager’s investors. Appropriately dealing with conflicts of interest is complex and if we fail or appear to fail, to deal appropriately with any of these conflicts of interest, we may face reputational damage, litigation, regulatory proceedings or penalties, fines or sanctions, any of which may have a material and negative impact on our asset management business. In addition, to the extent that we are required to obtain client or investor consent in connection with any potential conflict, any failure or delay in obtaining such consent may have a material and negative impact on our ability to take advantage of certain business opportunities.

The determination as to whether a particular digital asset constitutes a “security” in the United States is uncertain and the regulation of digital assets is uncertain in the light of differences between the SEC’s and CFTC’s approaches to digital asset classification as well as potential legislation.

Historically the CFTC and the SEC have not taken consistent positions with respect to the appropriate classification of various digital assets which presents regulatory uncertainty. The classification of a digital asset as a security or a commodity under applicable U.S. federal law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, holding and clearing of such assets and could materially and adversely affect our business. As detailed below, if certain digital assets in our portfolio were conclusively deemed to be securities by the SEC or a U.S. court, either through a rulemaking or final court order, we could be forced to materially alter our business which could adversely affect our financial condition, business and results of operations, among other things.

The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that has evolved over time and the outcome of which is difficult to predict. The SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. To date, the SEC has not determined through official rulemaking or regulatory guidance that any particular digital asset that we hold or transact in is a security and only a relatively small number of specific digital assets have been subjected to review by federal courts (none of which are material holdings of CoinShares). The views and positions of the SEC and its staff with respect to digital assets are subject to continued evolution, detail and development in the future for a variety of reasons, including as a result of changes to governing administrations, SEC Chair or commissioner appointments or otherwise. Though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital asset is a security in April 2019, this framework does not constitute an SEC rule or regulation, is not binding on the SEC and has been updated to account for subsequent judicial or enforcement precedent. Furthermore, while the SEC Division of Enforcement to date has filed complaints and initiated investigations against digital asset exchanges, projects and intermediaries, alleging, among other things, that certain digital assets are securities or have been offered as securities, many of these enforcement actions are ongoing or have been withdrawn, do not provide conclusive direction for digital asset market participants to follow.

Of note, public statements by senior officials at the SEC, some of whom no longer hold a role at the agency, indicate that the SEC does not intend to take the position that Bitcoin or ether are securities (in their current form). Specifically, Chairman Gensler has acknowledged publicly that he does not consider Bitcoin to be a security. Consistent with these public statements, the SEC approved several spot Bitcoin commodity ETFs and spot ether commodity ETFs. The SEC has recently approved and/or acknowledged numerous applications for spot ETFs with various additional digital asset underliers. Additionally, SEC staff has issued public statements in an effort to provide regulatory clarity with respect to their views on stablecoins, stating that issuers of ‘Covered Stablecoins’ do not need to register minting and redemption transactions with the SEC and proof-of-work mining activities, providing guidance that certain mining activities do not involve the offer and sale of securities.

The CFTC and its staff have taken the position that certain digital assets fall within the definition of a “commodity” under the U.S. federal commodities and derivatives laws. In his July 2024 testimony before the Senate Committee on Agriculture, Nutrition and Forestry, former CFTC Chairman Rostin Benham re-iterated that in a July 2024 decision (CFTC v. Sam Ikkurty A/K/A Sreeniv Asi Rao, et. al, 22-cv-02465 (Northern District of Illinois) (“Rao”)), a federal court “re-affirmed that both Bitcoin and ether are commodities under the Commodity Exchange Act.” The court in Rao relied on previous precedent from the federal District Court of Massachusetts (CFTC v. My Big Coin Pay, Inc., 334 F. Supp. 3d 492, 498 (D. Mass. 2018) (“My Big Coin Pay”)), which stated that “the Commodity Exchange Act only requires the existence of futures trading within a certain class (e.g. “natural gas”) in order for all items within that class (e.g. “West Coast” natural gas) to be considered commodities.” The court in Rao also used the My Big Coin Pay language to determine that two other non-Bitcoin and ether digital assets also qualify as commodities. The CFTC has further classified other digital assets as commodities in its own enforcement settlement orders and complaints.

While both the SEC and CFTC continue to develop distinct positions with respect to digital asset classification and jurisdiction, the U.S. Congress is also moving forward with legislation that would definitively clarify jurisdiction over digital assets between the two agencies. In addition, the House of Representatives and the U.S. Senate have been considering and may continue to consider, legislation that may provide the SEC, CFTC and certain other regulatory agencies with clearer digital asset market oversight mandates. Notwithstanding the conclusions we may draw based upon existing applicable law and regulations, new case law precedent, market practices and digital asset architecture and offering histories, there is no certainty that the SEC will not determine that a particular digital asset is a “security” under applicable law at some point in the future.

We currently trade our digital asset holdings primarily on non-U.S. digital asset exchanges, which may subject us to regulatory uncertainty in foreign jurisdictions.

We currently buy and sell digital assets primarily on non-U.S. exchanges consistent with the regulatory frameworks applicable to such foreign jurisdictions and outside of the regulatory purview of the SEC. A portion of our digital asset trading activities occur on regulated exchanges located in the European Union (“EU”). In 2023, the EU passed MiCA. This EU Regulation went into effect gradually in June 2024 and provides a clear framework for offering and trading digital assets, without requiring a determination of the security status of a particular digital asset. While several foreign jurisdictions have taken a broad-based approach to classifying digital assets as “securities,” other foreign jurisdictions, such as the EU, Switzerland and Singapore, have adopted a narrower approach. As a result, certain digital assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations or directives that affect the characterization of digital assets as “securities.”

During the years ended December 31, 2024 and 2023 and the period ended June 30, 2025, the Group traded our digital asset holdings primarily on a limited number of digital asset exchanges, including OKX, Binance, BitMEX, Deribit, Bitstamp, and DBS Digital Exchange, which together accounted for a substantial majority of our digital asset trading activity. Additional exchanges are used by the Group during the ordinary course of business, but the exchanges outlined below comprise the majority of the Group’s activity.

OKX, formerly known as OKEx, is one of the largest cryptocurrency exchanges by daily volume. OKX offers spot and derivatives trading (futures, perpetuals and options). CoinShares Capital Markets utilizes OKX for trading of our proprietary strategies, and we also trade a number of contracts for our funds. OKX serves many international markets with jurisdiction-specific availability depending on local regulations.

Binance is the world’s largest crypto exchange by trading volume, offering a broad platform to trade cryptocurrencies. Like OKX, Binance offers spot, margin and derivatives trading. CoinShares Capital Markets utilizes Binance for trading of our proprietary strategies, and we also trade a number of contracts for our funds.

BitMEX is a crypto derivatives exchange, historically focused on Bitcoin-based products focused, now focused on perpetual futures and leveraged trading, using bitcoin as collateral. CoinShares Capital Markets utilizes BitMEX for trading of our proprietary strategies.

Deribit is a leading crypto derivatives exchange, focused on Bitcoin and Ethereum options trading. Deribit was acquired by Coinbase in 2025. CoinShares Capital Markets utilizes Deribit for trading of our proprietary strategies.

Bitstamp, founded in 2011, is one of the longest-running crypto exchanges. It was founded as a European-focused alternative to the exchange Mt. Gox, accepting fiat deposits from within the EU’s Single Euro Payments Area. In April 2016, the Luxembourgish government granted a license to Bitstamp to be fully regulated in the EU as a payment institution, allowing it to do business in all 28 EU member states. Bitstamp was acquired by RobinHood Markets in 2025. CoinShares Capital Markets utilizes Bitstamp for trading of our proprietary strategies and hedging of our flow from liquidity provisioning activities.

DBS Digital Exchange (DDEx) is a Singapore-based, institutionally-focused digital asset exchange run by DBS Bank, supporting institutional and accredited investors, rather than mass retail. DDEx supports both spot trading of a limited universe of digital assets and some security tokens. CoinShares Capital Markets utilized DDEx for Liquidity Provisioning activities.

We may be classified as a passive foreign investment company now or in the future, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Certain adverse U.S. federal income tax rules may apply to U.S. Holders that hold shares in a PFIC for U.S. federal income tax purposes. We believe that the Company may be treated as a PFIC and Holdco may also be so treated in the taxable years including and following the consummation of the Business Combination. For a description of the material U.S. federal income tax consequences to a U.S. Holder if the Company and/or Holdco are treated as a PFIC, see the description in the section entitled “Material U.S. Federal Income Tax Considerations.”

Risks Related to Our Operations

Our investment management professionals and other key employees are a vital part of our ability to attract and retain investors and the loss of key individuals, or a significant portion of those professionals could result in a reduction of our AUM, revenues and net income.

Retaining highly skilled investment management and other in-high demand personnel is important to our ability to attract and retain our investors. The market for skilled investment management professionals and other key personnel is highly competitive. Our policy has been to provide our investment management professionals and other key personnel with a supportive professional working environment and compensation and benefits that we believe are competitive with other leading investment management firms. However, we may not be successful in retaining our investment management professionals and other key personnel and the loss of significant investment professionals or other key personnel could reduce the attractiveness of our products and services to potential and current investors and could, therefore, adversely affect our AUM, revenues and net income.

Furthermore, in 2025 there has been an escalation in the physical targeting of individuals associated with cryptocurrency wealth, including executives of prominent crypto firms and/or members of their families. These so-called “wrench attacks” seek to use physical force or intimidation, including street robbery, burglary, kidnapping and extortion, to compel a victim to surrender access to their or their firm’s digital assets. While such incidents remain rare, wrench attacks carried out in several countries in recent months received significant media attention due to the brazenness and violence of the attacks. If thwe frequency of attacks targeting the digital assets sector were to increase, or if there is a perception that such attacks are becoming more frequent or violent or that digital assets firms are unable to protect their employees, we may face difficulty in retaining and recruiting qualified professionals. Further, if any members of our management, our employees or their families were subject to or threatened by such an attack, we could suffer significant losses, become subject to legal proceedings, face increased regulatory scrutiny and/or suffer damage to our reputation.

We depend on information technology and any failures of or damage to, attack on or unauthorized access to our information technology systems or facilities or those of third parties with which we do business or that facilitate our business activities, including as a result of cyber-attacks, could result in significant limits on our ability to conduct our operations and activities, costs and reputational damage.

We are highly dependent upon the use of various proprietary and third-party information and security technology, software applications and other technology systems to operate our business. We are also dependent on the effectiveness of our information and cyber security infrastructure, policies, procedures and capabilities to protect our technology and digital systems and the data that reside on or are transmitted through them, including data provided by third parties that is significant to portions of our business and products. We use our technology to, among other things, manage and trade portfolio investments, obtain securities pricing information, process client transactions, protect the privacy of investors’, employees’ and business partners’ data, support our other operations and provide other services to our investors.

In recent years, several financial services firms suffered cyber-attacks launched both domestically and from abroad, resulting in the disruption of services to investors, loss or misappropriation of confidential data, litigation and regulatory enforcement actions and reputational harm. Cyber security incidents and cyber-attacks have been occurring globally at a more frequent and severe level. Our status as a global financial institution and the nature of our client base may enhance the risk that we are targeted by such cyber threats. Although we take protective measures, including measures to effectively secure information through system security technology, have many controls, processes, digital backup and recovery processes in place and seek to continually monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption, our technology systems may still be vulnerable to unauthorized access as a result of an external attack, actions by employees or vendors with access to our systems, computer malware or other events that have a security impact and that result in the disclosure or release of confidential information inadvertently or through malfeasance or result in the loss (temporarily or permanently) of data, applications or systems. The third parties with which we do business or which facilitate our business activities, including financial intermediaries and technology infrastructure, data storage and service providers, are also susceptible to the foregoing risks (including those related to the third parties with which they are similarly interconnected or on which they otherwise rely) and our or their business operations and activities may therefore be adversely affected, perhaps materially, by failures, terminations, errors or malfeasance by or attacks or constraints on, one or more financial, technology or infrastructure institutions or intermediaries with whom we or they are interconnected or conduct business. Further, third-party service providers may have limited indemnification obligations to us in the event a cyber incident causes us to incur loss or damages.

A breach of our technology systems could damage our reputation and could result in the unauthorized disclosure or modification or loss of sensitive or confidential information (including client data); unauthorized disclosure, modification or loss of proprietary information relating to our business; inability to process client or company transactions and processes; breach and termination of client contracts; liability for stolen assets, information or identity; remediation costs to repair damage caused by the breach, including damage to systems and recovery of lost data; additional security costs to mitigate against future incidents; regulatory actions (including fines and penalties, which could be material) and litigation costs resulting from the incident. Such consequences could have a negative effect on our AUM, revenues and net income.

Our ability to manage and grow our business successfully can be impeded by systems and other technological limitations.

Our continued success in effectively managing and growing our business depends on our ability to integrate our varied accounting, financial, information and operational systems on a global basis, in particular as we seek to expand into North American markets. Moreover, adapting or developing the existing technology systems we use to meet our internal needs, as well as client needs, industry demands and new regulatory requirements, is also critical for our business. The introduction of new technologies presents new challenges and new potential risks to us. On an ongoing basis, we need to upgrade and improve our technology, including our data processing, financial, accounting, shareholder servicing and trading systems. Implementing any such upgrades, updates or other changes or replacements for our systems may be expensive and time-consuming, could divert management’s focus away from core business activities and may adversely affect our business if additional or unanticipated time or resources are necessary to complete any such changes to our systems. If the updated or new systems do not operate as anticipated or if other unforeseen issues arise with the transition to the new or updated systems, our business may be adversely affected. Further, we also must be proactive and prepared to implement new technology when growth opportunities present themselves, whether as a result of a business acquisition or rapidly increasing business activities in particular markets or regions. These needs could present operational issues or require significant capital and may require us to reevaluate the current value and/or expected useful lives of the technology we use, which could negatively impact our AUM, revenues, net income and liquidity.

Our business is vulnerable to deficiencies and failures in support systems, including data management and customer service functions that could lead to breaches and errors or reputational harm, resulting in loss of investors or claims against us or our subsidiaries.

In addition to investment management, our services include sales, distribution and marketing. We must properly perform our responsibilities associated with the forgoing services, including portfolio recordkeeping and accounting, security pricing, corporate actions, investment restrictions compliance, daily NAV computations, account reconciliations and required distributions to fund shareholders. The ability to consistently and reliably perform such services is essential to our continuing success. Certain types of securities may experience liquidity constraints that could impact fair value pricing, which is dependent on certain subjective judgments that have the potential to be challenged. Any delays or inaccuracies in obtaining pricing information, processing transactions or reports, other breaches and errors and/or any inadequacies in customer service, could result in reimbursement obligations or other liabilities or alienate investors or distributors and/or claims against us. Our ability to conduct any of the foregoing actions is highly dependent on communications and information systems and on third-party service providers and their related technology systems and platforms. Certain of these processes involve a degree of manual input and thus errors could occur. In addition, our operations and processes rely on commercially available data provided by third parties as well as providers of services, including technology services and operating errors, process failures or failures to comply with data usage requirements with respect to these service providers may adversely impact us. Our data providers commonly disclaim the accuracy and completeness of data, and we do not have the ability to validate or verify the accuracy and completeness of commercially sourced datasets. Our failure to properly perform and monitor our operations, including data management or our otherwise suffering deficiencies and failures in these systems or service functions due to a failure of a third-party service provider or other key vendor could result in material financial loss or costs, regulatory actions, breach of client contracts, reputational harm or legal claims and liability, which in turn could have a negative effect on our AUM, revenues and net income.

Errors in the digital asset code or protocols may jeopardize the integrity and security of the networks and may adversely affect the value of our ETPs.

The source code of digital assets is public and may be downloaded and viewed by anyone. Despite this, there may be errors in the respective codes that may jeopardize the integrity and security of one or more of these networks. Errors in the protocols of tracked digital assets that have larger user bases, wider adoption and more developers are more likely to be identified and corrected. Errors for new protocols or those with fewer developers or lower adoption rates are more likely to face this risk. Should any such material error occur and be hard to overcome and/or easy to exploit improperly, the value of the associated digital asset will decrease, which in turn would affect the value of the ETPs negatively.

Risks of 51 percent attacks may materially damage confidence in digital assets and adversely affect the value of our ETPs.

The decentralized global P2P-network (peer-to-peer) of nodes making up the network for any particular digital asset should, to achieve high security, be spread across several participants. Should one participant control over 50% of all capacity to verify transactions in the network, there is a risk that such participants will be able to verify 100% of all transactions and thus earn all the rewards in the network. As private keys are needed to create transactions, the participant should not be able to create new transactions, however, the participant may in certain circumstances delete recent transactions. In practice, this would be impossible to accomplish without being discovered and it is difficult to see a scenario in which the participant would be able to achieve a financial profit. As protocols develop and mature and adoption increases among developers, this concentration risk diminishes. Such a scenario would however be likely to materially damage confidence in the digital asset and tracked digital assets in general and adversely affect their prices, which in turn would adversely affect the value of our ETPs.

Risks of “cancer” nodes may adversely affect confidence in a digital asset’s underlying protocol and adversely affect the value of our ETPs.

This form of attack involves one or more malicious actors propagating “cancer nodes” to isolate certain users from the legitimate digital asset network. If a targeted user is surrounded by such cancer nodes they may be placed on a separate network, allowing the malicious actor(s) to relay only blocks created by the separate network in order to open the target to the risk of double-spending attacks or to cut them off from the relevant digital asset community entirely by not relaying any new block. Software programs exist to make such attacks more difficult to achieve through limitation of the number of outbound connections through which a user may be connected to the digital asset network. Such a scenario would however be likely to materially damage confidence in the digital asset concerned and in digital assets in general and adversely affect their prices. Should such a loss of confidence in the underlying protocol occur, the value of the associated digital asset will decrease, which in turn would affect the value of the ETPs.

Risks of double-spending may adversely affect confidence in a digital asset’s underlying protocol and adversely affect the value of our ETPs.

This form of attack involves one or more malicious actors creating a valid new block which contains an instance of a double-spend transaction. The release of the new block is timed so as to be added to the relevant blockchain before a target user’s legitimate transaction can be included in a block. Such attacks are expensive to co-ordinate and require great speed and accuracy. They are most likely to be effective where a transaction requires zero-confirmations. Relying on multiple confirmations is believed to be an effective means of defense. Adjusting a user’s software program to connect only to other well-connected nodes and to disable incoming connections is an additional precaution that can be taken. Such a scenario would however be likely to materially damage confidence in the digital asset concerned and in digital assets in general and adversely affect their prices. Should such a loss of confidence in the underlying protocol occur, the value of the associated digital asset will decrease, which in turn would affect the value of the ETPs.

Digital assets are subject to storage-related risks, which may impact the value of such digital assets.

Digital assets reside on the public blockchain in a distributed ledger. Evidence of ownership is not recorded by a central authority at a single location but rather distributed among a network of users. The ledger in a public blockchain is transparent, and everyone can view the public addresses to which digital assets can be sent. However, to evidence ownership of the digital assets from a particular address and transfer them to another address requires the use of a private cryptographic key. The private cryptographic key is the sole way to evidence ownership, and whoever controls that key controls the digital assets held at its public addresses. As a result, securing the private keys that enable assets to be transferred is crucial to safeguarding ownership and control of the assets.

Storage of private keys is constantly evolving and there are now multiple methods to store the keys and multiple security protocols governing access to the private keys. One of the most popular methods is to independently hold private keys either in paper or electronic form. Independent storage of private keys involves the primary risk of permanent loss of such key, which in turn would result in the permanent loss in the ability to evidence ownership in the digital assets (including cryptocurrencies) linked to that private key. This could be either through forgetting encryption passwords to access keys or losing the recovery seed to hardware wallets. Alternatively, investors may underestimate the requirement to ensure effective backups of keys, risking the loss of their investments if the medium used to physically store private keys was to fail, rendering the digital assets inaccessible and incapable of being realized. Instances of investors losing access to digital assets may adversely affect the levels of adoption and use of digital assets (including cryptocurrencies), as well as investor sentiment towards them. This could adversely affect the price of digital assets and consequently the value of an investment in ETPs.

We will partner with reputable specialist institutional crypto custody firm(s) to minimize the risk of loss of assets. Institutional custodian solutions may vary in their specific security implementation and process. However, they often will offer duplicate high security wallets or vaults for safekeeping of private keys with elaborate security protocols surrounding access to such keys and withdrawals from addresses associated with the private keys stored or encrypted in the vault. Such arrangements offer high levels of security versus other ways of holding digital assets.

However, there is no guarantee than these arrangements fully protect from loss of assets. Furthermore, such elaborate security protocols may delay access to assets, either as a normal aspect of operational procedure or in the event the custodian were to experience any kind of systematic failure relating to technology, process or people. Either of these situations could result in a loss in cases where the price of the relevant digital assets moves adversely.

The jurisdiction or geography in which private keys are stored by the custodian firm, in case they are stored physically or on paper, may also affect the ability of an investor to withdraw assets in instances where regulation changes. A successful hacking attempt on a reputable custodian may (i) adversely affect the levels of adoption and use of digital assets (including cryptocurrencies), (ii) investor sentiment towards them, and (iii) adversely affect the price of digital assets and consequently the value of an investment in ETPs.

Our custodians are subject to storage risks related to digital assets.

Our continued success in effectively managing and growing our business depends on our ability to integrate our varied custodians. Komainu (Jersey) Limited (“Komainu”), a company owned by Nomura Holdings Inc., the Japanese Investment Bank, Ledger SA, the specialist cyber security company and CoinShares, as well as Zodia Custody Limited (“Zodia”) (collectively the “Custodians”), are custodians to our digital assets.

As of June 30, 2025, we held digital assets in the custody of Komainu and Zodia of $3.7 billion and $0.5 billion, respectively. The digital assets held by the Custodians are stored within cold wallets. The private keys related to the digital assets held by the Custodians are accessible to and stored securely by the Custodians.

The Custodians employ industry-standard custody technologies, including hardware security modules (“HSMs”) and multi-party computation (“MPC”) frameworks, to protect private keys and prevent unauthorised access. Under these arrangements, private keys are generated, stored and used within secure environments, and no single individual or system has unilateral control over private key material.

Digital assets are held in segregated wallets and recorded by the Custodians as held for the benefit of the Company. The existence and ownership of such assets are validated through daily reconciliations between Custodians’ records, the Company’s internal records and publicly available blockchain data. In addition, the Company receives independent daily on-chain verification reports from a third-party service provider, The Network Firm.

Custodians’ custody platforms and related software controls are subject to independent examination through Service Organization Control (“SOC”) reports, which assess the design and operating effectiveness of relevant controls, including access controls and change management.

While these measures are designed to provide reasonable assurance regarding the existence, ownership and security of digital assets, the Company remains exposed to risks associated with reliance on third-party Custodians.

It is a possibility that the custodian or a system interfacing with the custodian could be subject to a hacking attempt or to risks specific to their respective custody solutions, signature environments and/or control and security standards (e.g. cold storage solution, physical storage, signature set-ups, cryptographic key management, back-up plans). Such attempt(s) if successful could result in the loss of digital assets or make it impossible for us to create or redeem ETPs. Any loss of digital assets held by the custodian will not be recoverable by other assets and security holders could suffer a loss as they cannot realize the full value of their investment.

Any insurance coverage obtained by or for the Custodians is solely for the benefit of the Custodians and does not guarantee or insure the Company in any way. There is no third-party insurance held by the Company on the digital assets in custody.

Disruptions in the markets, to market participants and to the operations of third parties whose functions are integral to our exchange-traded fund (“ETF”), exchange-traded product (“ETP”) and other related investment platforms may adversely affect the prices at which ETFs, ETPs and other related investment platforms trade, particularly during periods of market volatility.

The trading price of an ETF’s or ETP’s shares or units fluctuates continuously throughout trading hours. While an ETF’s and ETP’s creation/redemption feature and the arbitrage mechanism are designed to make it more likely that the ETF’s or ETP’s shares or units normally will trade at prices close to the ETF’s or ETP’s NAV, exchange prices may deviate significantly from the NAV. ETF and ETP market prices are subject to numerous potential risks, including significant market volatility; imbalances in supply and demand; trading halts invoked by a stock exchange; and inability or unwillingness of market makers, authorized participants, settlement systems or other market participants to perform functions necessary for an ETF’s or ETP’s arbitrage.

If market events lead to instances where an ETF or ETP trades at prices that deviate significantly from the ETF’s or ETP’s NAV or indicative value or trading halts are invoked by the relevant stock exchange or market, investors may lose confidence in ETF or ETP products and sell their holdings, which may cause our AUM, revenue and net income to decline.

The recent advancements in and increased use of AI present risks and challenges that may adversely impact our business.

We or our third-party vendors, investors or counterparties have developed and may continue to develop or incorporate AI technology in certain business processes, services or products. The development and use of AI present a number of risks and challenges to our business. The legal and regulatory environment relating to AI is uncertain and rapidly evolving, in the U.S. and internationally and includes regulation targeted specifically at AI technology, as well as provisions in intellectual property, privacy, consumer protection, employment and other laws applicable to the use of AI. These evolving laws and regulations could require changes in our implementation of AI technology, increase our compliance costs and the risk of non-compliance and restrict or impede our ability to develop, adopt and deploy AI technologies efficiently and effectively. AI models, particularly generative AI models, may produce output or take action that is incorrect or outdated, that result in the release of personal, confidential or proprietary information, that reflect biases included in the data on which they are trained or introduced during the training or fine tuning process, that infringe on the intellectual property rights of others or that is otherwise harmful. In addition, the complexity of many AI models makes it challenging to understand why they are generating particular outputs. This limited transparency increases the challenges associated with assessing the proper operation of AI technology, understanding and monitoring the capabilities of the AI technology developed by third parties and, to that extent, are dependent in part on the manner in which those third parties develop and train their models. This results in risks arising from the inclusion of any unauthorized material in the training data for their models and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which we may have limited visibility. Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation and the public perception of our business or the effectiveness of our security measures. In addition to our use of AI technologies, we are exposed to risks arising from the use of AI technologies by bad actors to commit fraud and misappropriate funds and to facilitate cyberattacks. Generative AI, if used to perpetrate fraud or launch cyberattacks, could result in losses, liquidity outflows or other adverse effects at a particular financial institution or exchange. If our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm or legal liability.

Failure to comply with client contractual requirements and/or investment guidelines could result in costs of correction, damage awards and/or regulatory fines and penalties against us and loss of revenues due to client terminations.

Many of the investment management agreements under which we manage assets or provide products or services specify investment guidelines or requirements, such as adherence to investment restrictions or limits, that we are required to observe in the provision of our services. Laws and regulations impose similar requirements for certain investment products. A failure to comply with these guidelines or requirements could result in damage to our reputation or in our investors seeking to recover losses, withdrawing their assets or terminating their contracts. Regulators likewise may commence enforcement actions for violations of such requirements, which could lead to fines and penalties against CoinShares, which could cause our AUM, revenues and net income to decline. We maintain various compliance procedures and other controls to seek to prevent, detect and correct such errors. Significant errors by CoinShares could impact our reputation, AUM, revenues, net income or liquidity.

We primarily trade our digital asset holdings in secondary market transactions on non-U.S. digital asset exchanges that blindly match buyers and sellers, which have been determined to be non-securities transactions by a U.S. federal court.

On July 13, 2023, in SEC v. Ripple Labs, et al., 20-cv-10832 (S.D.N.Y) (“Ripple Labs”), in a ruling on both parties’ motions for summary judgment, the court distinguished between bilateral, contractual sales of XRP from Ripple (the issuer) to institutional investors and “programmatic” sales of XRP on secondary markets that facilitate trading through an order book that blindly matches buy and sell orders (“Programmatic Trading”). The court found that while the initial XRP sales satisfied the Howey test and therefore constituted securities under U.S. federal securities laws, the court held that XRP underlying Programmatic Trading did not constitute a security under Howey. Various foreign jurisdictions may, in the future, adopt additional laws, regulations or directives that affect the characterization of digital assets as “securities.”

While the ruling in Ripple Labs is not definitive and other courts have taken dissimilar positions with respect to other digital assets, some of our interaction with digital assets is in connection with Programmatic Trading activities (i.e., we generally purchase, sell and hold digital assets through exchanges that operate blind matching engines). Ultimately, none of the digital assets that comprise a material portion of our digital asset holdings have been conclusively determined to be a security by the SEC or any U.S. court.

If we determine that any digital asset, held by a grantor trust in respect of which we or any of our affiliates acts as sponsor (each a “Trust”), is a security under the federal securities laws, whether that determination is initially made by us, or because a federal court upholds an allegation that the digital asset is a security, we do not intend to permit the Trust to continue holding such digital asset in a manner that would cause the Trust to be an “investment company” under the Investment Company Act of 1940 or otherwise violate the federal securities laws. In such circumstances, we would expect either to dissolve the Trust or to seek to restructure or operate the Trust in a way that complies with applicable securities laws.

Because the legal standards for determining whether a digital asset is or is not a security often leave room for interpretation, we intend, so long as we have good faith grounds to conclude that the Trust’s holdings are not securities, to continue to operate the Trust as a grantor trust and not to dissolve it merely on the basis that a digital asset could at some future point be determined to be a security.

Any enforcement action by the SEC or a state securities regulator asserting that a digital asset is a security, or a court decision to that effect, would be expected to have an immediate and material adverse effect on the trading value of the digital asset, as well as on the Shares of the Trust. This is because most digital assets, and the grantor trust structures that hold them, are not designed to operate within the framework of securities regulation. If a digital asset were determined to be a security, it would likely become difficult or impossible for such asset to be traded, cleared, or custodied in the United States through the same channels used by non-security digital assets. This in turn would be expected to adversely affect the liquidity of the asset, the ability of market participants to convert it into U.S. dollars, and the value of the Trust’s shares.

Our information regarding prior performance may not prove to be reflective of future results.

Information regarding prior performance is not necessarily indicative of actual results to be achieved for unrealized investments, the realization of which is dependent upon many factors, many of which are beyond CoinShares’ control. Further, there can be no assurance that the valuations for unrealized investments on which prior performance is calculated accurately reflect the amounts for which the subject investments will be sold and the actual realized returns may differ materially from such valuations. Any information presented in this proxy statement/prospectus is not intended to suggest CoinShares would make all of the same or similar investments, or would have the same or similar performance. Accordingly, prospective investors should not construe such performance as providing any assurances regarding the future performance of CoinShares.

CoinShares has identified material weaknesses in its internal control over financial reporting. If CoinShares and Holdco are unable to remediate these material weaknesses or identify additional material weaknesses, it could lead to errors in Holdco’s financial reporting, which could adversely affect Holdco’s business and the market price of Holdco’s securities.

As a public company in Sweden, CoinShares has not been required to document and test its internal controls over financial reporting nor has management been required to certify the effectiveness of its internal controls and its auditors have not been required to opine on the effectiveness of its internal control over financial reporting. Following the Business Combination, Holdco will become subject to Section 404 of the Sarbanes-Oxley Act upon filing its second annual report, which requires public companies to include a report of management on their internal control over financial reporting in certain of its filings. In addition, when Holdco is no longer an emerging growth company, its independent registered public accounting firm must attest to and report on the effectiveness of Holdco’s internal control over financial reporting.

CoinShares has identified material weaknesses in its internal control over financial reporting. In the course of auditing the CoinShares financial statements as of and for the years ended December 31, 2024 and 2023 and reviewing the CoinShares interim financial statements as of June 30, 2025 and for the period ended June 30, 2025 and 2024, CoinShares and its independent registered public accounting firm identified material weaknesses in the internal control over financial reporting of CoinShares as of December 31, 2024 and 2023, and for the periods then ended and June 30, 2025 and the periods ended June 30, 2025 and 2024 (the “Reporting Periods”). As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

As of the Reporting Periods, the material weaknesses identified relate to (i) inadequate design and implementation of internal controls as it relates to the application of IFRS and with our financial reporting processes, including but not limited to accounting for digital assets, accounting for investments in associates, and accounting for share-based payments; (ii) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions, including IT general controls, were either not designed and in place, or not operating effectively. These material weaknesses resulted in restatements of our previously issued financial statements and included additional statement of financial position and other reclassifications during the course of the audit and review processes.

As a result, CoinShares is in the process of designing and implementing the following measures to strengthen its financial reporting capabilities and create an internal audit function. CoinShares is taking the following actions: (1) CoinShares is hiring additional accounting and finance resources with appropriate technical accounting and reporting experience to execute the implementation of key controls related to various financial reporting processes. As of the date of this proxy statement/prospectus, CoinShares has enlisted the help of external advisors to provide assistance in the areas of application of IFRS; (2) CoinShares intends to improve the documentation of its internal controls over financial reporting, evaluate, test and where applicable remediate deficiencies in its internal controls over financial reporting, including those that operate at a sufficient level of precision and frequency or that evidence the performance of the control and will enlist the help of external advisors to provide assistance in the areas of internal controls over financial reporting in the short term, and evaluate the longer-term resource needs of our accounting staff; and (3) CoinShares seeks to assess, and, as necessary, design and implement enhancements to such controls and related processes.

As of the date of this proxy statement/prospectus, CoinShares is in the early stages of designing and implementing a plan to remediate the material weaknesses identified. For instance, CoinShares has planned an assessment of its internal control gaps by specialized consultants, as well as the adoption of processes and corrections of controls arising from this evaluation. CoinShares notes that these remediation efforts will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the timing of when CoinShares will be able to fully remediate the material weaknesses is uncertain. While CoinShares is working to remediate the material weaknesses as timely and efficiently as possible, at this time CoinShares cannot provide an estimate of the time it will take to fully complete this remediation plan.

All internal control systems, no matter how well designed, have inherent limitations including the possibility of human error and the circumvention or overriding of controls. Further, because of changes in conditions, the effectiveness of internal controls may vary over time. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CoinShares cannot be certain that these measures will successfully remediate the material weaknesses or that other material weaknesses will not be discovered in the future. If CoinShares’s efforts are not successful or other material weaknesses or control deficiencies occur in the future, CoinShares may be unable to report its financial results accurately or on a timely basis or identify or prevent fraud, which could cause its reported financial results to be materially misstated and result in the financial statements having to be restated or loss of investor confidence and cause the market price of Holdco’s securities to decline. In addition, it could in turn lead to the delisting of Holdco’s securities from the exchange on which they are listed and limit Holdco’s ability to raise additional capital. Additionally, ineffective internal control over financial reporting could expose it to increased risk of fraud or misuse of corporate assets and subject it to potential regulatory investigations, civil or criminal sanctions and litigation and related damages.

Holdco will be subject to the Sarbanes-Oxley Act. In the course of satisfying the management reporting requirements of Section 404 of the Sarbanes-Oxley Act, Holdco’s management may conclude that its internal control over financial reporting is not effective. Moreover, even if Holdco’s management concludes that its internal control over financial reporting is effective, its independent registered public accounting firm, after conducting such public accounting firm’s own independent testing, may issue a report that is qualified if it is not satisfied with Holdco’s internal controls or the level at which its controls are documented, designed, operated or reviewed, or if such public accounting firm interprets the relevant requirements differently from Holdco. In addition, Holdco’s reporting obligations may place a significant strain on its management, operational and financial resources and systems and its management may be unable to complete its evaluation testing and any required remediation on a timely basis.

During the course of documenting and testing its internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, Holdco may identify other weaknesses and deficiencies in its internal control over financial reporting. In addition, if Holdco fails to maintain the adequacy of its internal control over financial reporting it may not be able to conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by its independent registered public accounting firm and their attestation reports. The failure of Holdco’s management or its independent registered public accounting firm to be able to attest to the adequacy of its internal control over financial reporting could have a material adverse effect on its business, financial condition and results of operations and the market price of Holdco’s securities.

Risks Related to Holdco’s Securities Following the Consummation of the Business Combination.

The requirements of being a public company in the United States, if the Proposed Business Combination is completed, may strain the Combined Company’s resources and divert management’s attention and the increases in legal, accounting and compliance expenses that will result from being a public company in the United States may be greater than we anticipate.

Requirements associated with being a public company in the United States will require significant resources and management attention. After the completion of this offering, we will become subject to certain reporting requirements of the Exchange Act and the other rules and regulations of the SEC and Nasdaq. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs. In addition, complying with rules and regulations and the increasingly complex laws pertaining to public companies will require substantial attention from our senior management, which could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, results of operations and financial condition. We will also need to hire additional personnel to support our financial reporting function and may face challenges in doing so.

Holdco may lose its foreign private issuer status which would then require it to comply with the Exchange Act’s domestic reporting regime and cause it to incur significant legal, accounting and other expenses.

For so long as Holdco qualifies as a foreign private issuer, it is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. Holdco may no longer be a foreign private issuer as early as December 31, 2026 which would require Holdco to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain its current status as a foreign private issuer, as of the last business day of the most recently completed second fiscal quarter that follows the consummation of the Business Combination, either (a) a majority of Holdco’s securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of Holdco’s executive officers or directors cannot be United States citizens or residents, (ii) more than 50% of Holdco’s assets must be located outside the United States and (iii) Holdco’s business must be administered principally outside the United States. If Holdco loses its status as a foreign private issuer, Holdco would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. Holdco may also be required to make changes in its corporate governance practices in accordance with various SEC and Nasdaq rules. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. Holdco would also have to mandatorily comply with U.S. federal proxy requirements, and Holdco’s officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

The regulatory and compliance costs to Holdco under U.S. securities laws if it is required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs Holdco would incur as a foreign private issuer. As a result, Holdco expects that a loss of foreign private issuer status would increase its legal and financial compliance costs and is likely to make some activities highly time consuming and costly. Holdco also expects that if it was required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for Holdco to obtain director and officer liability insurance, and Holdco may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for Holdco to attract and retain qualified members of its board of directors.

Holdco may qualify as an “emerging growth company” and Holdco cannot be certain if the reduced reporting and disclosure requirements applicable to “emerging growth companies” will make Holdco’s securities less attractive to investors.

Holdco may qualify as an “emerging growth company” as defined in the JOBS Act, and Holdco may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act, disclosure obligations regarding executive compensation in Holdco’s periodic reports, and the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Holdco will remain an “emerging growth company” until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which Holdco has a total annual gross revenue of at least $1.235 billion, or (c) in which Holdco is deemed to be a large accelerated filer; and (ii) the date on which Holdco has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Holdco cannot predict if investors will find its securities less attractive if Holdco chooses to rely on these exemptions. If some investors find Holdco’s securities less attractive as a result, there may be a less active trading market for Holdco’s securities, and the price of Holdco’s securities may be more volatile.

Holdco will be subject to reporting requirements. If Holdco fails to comply or lacks the appropriate internal controls, it could be subject to sanctions or investigations by the SEC or other regulatory authorities.

As a publicly-traded company in the United States, Holdco will be subject to the reporting requirements of the Exchange Act and Sarbanes Oxley Act. As a public company in Sweden, CoinShares has not been required to document and test its internal controls over financial reporting nor has management been required to certify the effectiveness of its internal controls and its auditors have not been required to opine on the effectiveness of its internal control over financial reporting. In addition, CoinShares’ subsidiaries prepare separate financial statements under local GAAP for statutory purposes, and therefore differences in financial reporting under IFRS may occur. Accordingly, Holdco will be required to establish and maintain internal controls over financial reporting and disclosure controls and procedures and to comply with certain of these requirements. Even when such controls are implemented, Holdco will not be able to guarantee that its internal controls and disclosure controls and procedures will prevent all possible errors.

Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Holdco’s business have been detected. These inherent limitations include the possibility that judgments in decision-making can be faulty and subject to simple error or mistake, which may be heightened due to decentralized organizational model governing CoinShares’ subsidiaries where they are largely responsible for and conduct the business independently. Furthermore, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any system of controls may not succeed in achieving its stated goals under all potential future conditions. Over time, measures of control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

If Holdco is not able to comply with the financial reporting requirements of Regulation S-X or the requirements under the Sarbanes-Oxley Act in a timely manner, or if it is unable to maintain proper and effective internal controls, it may not be able to produce timely and accurate financial statements as required under the financial reporting requirements of the Securities and Exchange Act of 1934. If that were to happen, the market price of Holdco’s could decline, and it could be subject to sanctions or investigations by the SEC or other regulatory authorities.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Holdco’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Holdco’s securities may decline. The market values of these securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus or the date on which Vine Hill’s shareholders vote on the Business Combination. Because the number of shares to be issued pursuant to the Business Combination Agreement is based on the per share value of the amount in the Trust Account and will not be adjusted to reflect any changes in the market price of Vine Hill Public Shares’, the market value of Holdco Ordinary Shares and securities convertible into or exercisable for Holdco Ordinary Shares issued in the Business Combination may be higher or lower than the values of these securities on earlier dates.

In addition, following the Business Combination, Holdco Ordinary Shares will not have any redemption rights like the Vine Hill Public Shares had and fluctuations in the price of Holdco Ordinary Shares could contribute to the loss of all or part of your investment. The trading price of Holdco Ordinary Shares following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Vine Hill’s, CoinShares’ or Holdco’s control. Inflationary pressures, increases in interest rates and other adverse economic and market forces may contribute to potential downward pressures in market value of Holdco Ordinary Shares. Additionally, any of the risk factors discussed in this proxy statement/prospectus could have a material adverse effect on your investment and Holdco Ordinary Shares may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Holdco Ordinary Shares may not recover and may experience a further decline.

Broad market and industry factors may materially harm the market price of Holdco Ordinary Shares irrespective of CoinShares’ operating performance. The stock market in general and Nasdaq specifically, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which they were acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to Holdco could depress the price of Holdco Ordinary Shares regardless of Holdco’s business, prospects, financial conditions or results of operations. A decline in the market price of Holdco’s securities also could adversely affect Holdco’s ability to issue additional securities and Holdco’s ability to obtain additional financing in the future.

Even if Vine Hill consummates the Business Combination, there is no guarantee that the Vine Hill Public Warrants will ever be in the money and they may expire worthless.

Upon consummation of the Business Combination, the Vine Hill Public Warrants will become Holdco Warrants. The exercise price for the Holdco Warrants will be $11.50 per Holdco Ordinary Share, subject to adjustment. There is no guarantee that the Holdco Warrants, following the Business Combination, will ever be in the money prior to their expiration and as such, the Holdco Warrants may expire worthless.

The Holdco Warrants may have an adverse effect on the market price of the Holdco Ordinary Shares.

Vine Hill issued 11,000,000 Vine Hill Public Warrants to purchase 11,000,000 Vine Hill Class A Shares as part of the Vine Hill Units offered in the Vine Hill IPO. Upon the closing of the Business Combination, the Holdco Warrants will entitle the holders to purchase shares of Holdco Ordinary Shares. Such Holdco Warrants, when exercised, will increase the number of issued and outstanding shares and may reduce the market price of the Holdco Ordinary Shares.

Risks Related to the Business Combination and Vine Hill

There may be significant redemptions by Vine Hill Public Shareholders in connection with the Business Combination, which may leave the Combined Company under-capitalized.

As of September 30, 2025, there was $231.5 million in the Trust Account. There can be no assurances that we will be able to retain all of the cash in the Trust Account. In particular, if a significant number of Vine Hill Public Shareholders exercise their redemption right in connection with the Business Combination, the amount of cash left remaining in the Trust Account upon consummation of the Business Combination will be lower than contemplated. Any such shortfall will reduce the amount of available working capital for Holdco, which may adversely affect Holdco’s business, financial condition and results of operations.

You may be unable to ascertain the merits or risks of CoinShares’ operations.

If the Business Combination is consummated, Holdco will be affected by numerous risks inherent in CoinShares’ business. Although Vine Hill’s management has endeavored to evaluate the risks inherent in the proposed Business Combination, Vine Hill cannot assure you that it can adequately ascertain or assess all of the significant risk factors. Further, some of these risks may be outside of Vine Hill’s and CoinShares’ control. Vine Hill also cannot assure you that an investment in Holdco’s securities will not ultimately prove to be less favorable to investors in Vine Hill than a direct investment, if an opportunity were available, in CoinShares. In addition, if Vine Hill Public Shareholders do not believe that the prospects for the Business Combination are promising, a greater number of Vine Hill Public Shareholders may exercise their redemption rights, which may make it difficult for Vine Hill to consummate the Business Combination.

There is no assurance that Vine Hill’s due diligence will reveal all material risks that may be present with regard to CoinShares. Subsequent to the completion of the Business Combination, Holdco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

Vine Hill cannot assure you that the due diligence Vine Hill has conducted on CoinShares will reveal all material issues that may be present with regard to CoinShares or that it would be possible to uncover all material issues through a customary amount of due diligence or that risks outside of Vine Hill’s and CoinShares’ control will not later arise. CoinShares is aware that Vine Hill must complete an initial business combination by May 19, 2026 (or such other date as approved by Vine Hill’s shareholders). Consequently, CoinShares may have obtained leverage over Vine Hill, knowing that if Vine Hill does not complete the Business Combination, Vine Hill may be unlikely to be able to complete an initial business combination with any other target business prior to such deadline.

CoinShares operates in a highly competitive, regulated industry and CoinShares’ business and platform operations continue to change and evolve. There are no assurances that the business combination with CoinShares will be as profitable as expected, if at all, for CoinShares, Vine Hill and their respective security holders. As a result of these factors, Holdco may be forced to later write-down or write-off assets, restructure operations or incur impairment or other charges that could result in reporting losses.

Even if Vine Hill’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Vine Hill’s preliminary risk analysis. Even though these charges may be non-cash items and would not have an immediate impact on Vine Hill’s or Holdco’s liquidity, the fact that charges of this nature are reported could contribute to negative market perceptions about CoinShares or Vine Hill and Holdco’s securities. In addition, charges of this nature, if any, may cause Holdco to violate leverage or other covenants to which it may be (or in the future become) subject as a result of any financing that may be obtained by Holdco after the consummation of the proposed Business Combination transaction. Accordingly, any Vine Hill shareholders who choose to remain shareholders of Holdco following the Business Combination could suffer a reduction in the value of their shares.

Past performance by any member of the Vine Hill management team or Vine Hill Board, the Sponsor or any of their respective affiliates, may not be indicative of future performance of an investment in Vine Hill or Holdco.

Past performance by any member of Vine Hill’s management team or the Vine Hill Board, including persons who are public figures, the Sponsor or any of their respective current or former affiliates or entities related to one or more of them, is not a guarantee of success with respect to the Business Combination. You should not rely on the historical record of any member of Vine Hill’s management team or the Vine Hill Board, including any such persons who are public figures or any of their respective current or former affiliates or entities related to one or more of them or any of the investment performance of any of the foregoing, as indicative of the future performance of an investment in Vine Hill or Holdco or the returns Vine Hill or Holdco may (or may not), generate going forward. Additionally, the involvement of a public figure in any business venture does not constitute a guarantee of any such success and you should not make an investment decision regarding the Business Combination based on the involvement of such public figures. You are urged to read carefully and consider independently, all of the information contained in this proxy statement/prospectus and in Holdco’s public filings after the Closing, including the financial statements and other information incorporated herein and therein, including, without limitation, under the headings “Risk Factors” and “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination.” You are advised, in your sole discretion, to consult with your own financial and other advisors before you make investment decisions about buying or selling CoinShares, Vine Hill or Holdco securities. Involvement or past performance by persons associated with any of Vine Hill, CoinShares, Holdco or any other businesses, entities or persons affiliated or associated with any of them, including public figures, does not guarantee that the Business Combination, Vine Hill, CoinShares or Holdco will be successful and you should be prepared to lose your entire investment.

There are risks to Vine Hill’s shareholders who are not affiliates of the Sponsor of becoming shareholders of Holdco through the Business Combination rather than acquiring interests in CoinShares directly in an underwritten public offering, including no independent due diligence review by an underwriter.

There is no independent third-party underwriter involved in the Business Combination or the issuance of Holdco securities in connection therewith. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the FINRA rules and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering.

If CoinShares became a public company through an underwritten public offering, the underwriters would be subject to liability under Section 11 of the Securities Act for material misstatements and omissions in the initial public offering registration statement. In general, an underwriter is able to avoid liability under Section 11 if it can prove that, it “had, after reasonable investigation, reasonable ground to believe and did believe, at the time the registration statement became effective, that the statements therein (other than the audited financial statements) were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.” Because CoinShares will become a U.S. publicly listed company through a business combination with Vine Hill, a SPAC, investors in Vine Hill and Holdco may not have the same remedies available to them under U.S. federal securities laws in connection with the Business Combination as they otherwise might have had if CoinShares were to have gone public in a traditional firm commitment underwritten initial public offering.

In addition, the amount of due diligence conducted by Vine Hill and its advisors in connection with the Business Combination may not be as high as would have been undertaken by an underwriter in connection with an initial public offering of CoinShares. Accordingly, it is possible that defects in CoinShares’ business or problems with CoinShares’ management that would have been discovered if CoinShares conducted an underwritten public offering will not be discovered in connection with the Business Combination, which could adversely affect the market price of Holdco securities.

Unlike an underwritten initial public offering, the initial trading of Holdco’s securities will not benefit from the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed shares and underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing. The lack of such a process in connection with the listing of Holdco’s securities on Nasdaq could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for Holdco’s securities during the period immediately following the listing.

If third parties bring claims against Vine Hill, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by Vine Hill Public Shareholders may be less than $10.52 per Vine Hill Public Share (based on the Trust Account balance as of September 30, 2025).

Vine Hill’s placing of funds in the Trust Account may not protect those funds from third-party claims against Vine Hill. Although Vine Hill seeks to have vendors, service providers (other than Vine Hill’s independent registered public accounting firm), prospective target businesses and other entities with which Vine Hill does business execute agreements with Vine Hill waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Vine Hill’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Vine Hill’s management will consider whether competitive alternatives are reasonably available to Vine Hill and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of Vine Hill under the circumstances. Vine Hill’s auditor, Withum Smith+Brown, PC (“Withum”), has not and will not execute an agreement with Vine Hill waiving such claims to the monies held in the Trust Account.

Examples of possible instances where Vine Hill may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of or arising out of, any negotiations, contracts or agreements with Vine Hill and will not seek recourse against the Trust Account for any reason. Upon redemption of Vine Hill Public Shares, if Vine Hill has not completed its initial business combination within the required time period or upon the exercise of a redemption right in connection with its initial business combination or certain amendments to the Vine Hill Memorandum and Articles of Association, Vine Hill will be required to provide for payment of claims of creditors that were not waived that may be brought against Vine Hill within the ten years following redemption. Accordingly, the Redemption Price received by Vine Hill Public Shareholders could be less than the $10.52 per Vine Hill Public Share (based on the Trust Account balance as of September 30, 2025 and less taxes payable and up to $100,000 of interest to pay dissolution expenses), due to claims of such creditors.

The Sponsor has agreed that it will be liable to Vine Hill if and to the extent any claims by a third party for services rendered or products sold to Vine Hill or a prospective target business with which Vine Hill has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Vine Hill Public Share and (ii) the actual amount per Vine Hill Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in value of the trust assets (less taxes payable and up to $100,000 of interest to pay dissolution expenses), except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Vine Hill’s indemnity of the underwriters of Vine Hill’s IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. Vine Hill has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of Vine Hill. The Sponsor may not have sufficient funds available to satisfy those obligations. Vine Hill has not asked the Sponsor to reserve for such obligations and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.05 per Vine Hill Public Share. In such event, Vine Hill may not be able to complete the Business Combination and you would receive such lesser amount per share in connection with any redemption of your Vine Hill Public Shares. None of Vine Hill’s directors or officers will indemnify Vine Hill for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Additionally, if Vine Hill is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Vine Hill which is not dismissed or if Vine Hill otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in Vine Hill’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Vine Hill’s shareholders.

To the extent any bankruptcy claims deplete the Trust Account, Vine Hill may not be able to return to Vine Hill Public Shareholders $10.05 per share (less taxes payable and up to $100,000 of interest to pay dissolution expenses). Vine Hill has access to minimal funds held outside the Trust Account with which to pay any such potential claims. In the event that Vine Hill liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors, however such liability will not be greater than the amount of funds from our Trust Account received by any such shareholder.

Involvement or past performance by consultants, advisors and other persons involved with CoinShares or Holdco, including members of their respective boards of directors, managers, consultants, advisors and other persons, some or all of whom are public figures, may not be indicative of the future performance of CoinShares and CoinShares and you should assess the merits of CoinShares’ business independently and be prepared to lose your entire investment.

Involvement or past performance by advisors, consultants, members of boards of directors, executive officers, managers and other persons involved with CoinShares or Holdco or persons or entities affiliated, associated or otherwise related to any of the foregoing, is not a guarantee of success with respect to the Business Combination or the future results of CoinShares or trading prices of CoinShares securities. You should not rely upon the involvement or past performance of any person or persons as indicative of whether or not you should invest in Vine Hill, Holdco or CoinShares. You are urged to read carefully and consider independently, all of the information contained in this proxy statement/prospectus and in Holdco’s public filings after the Closing, including the financial statements and other information incorporated herein and therein, including, without limitation, under the headings “Risk Factors” and “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination.” You are advised, in your sole discretion, to consult with your own financial and other advisors before you make investment decisions about buying or selling Vine Hill or Holdco securities or investing in the business of CoinShares. Involvement or past performance by persons associated with any of CoinShares, Holdco or any other businesses, entities or persons affiliated or associated with any of them, including public figures, does not guarantee that the Business Combination, CoinShares or Holdco will be successful and you should be prepared to lose your entire investment.

Vine Hill Public Shareholders may be held liable for claims by third parties against Vine Hill to the extent of distributions received by them upon redemption of their Vine Hill Public Shares.

If Vine Hill is forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Vine Hill was unable to pay Vine Hill’s debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by Vine Hill’s shareholders. Furthermore, Vine Hill’s directors may be viewed as having breached their fiduciary duties to Vine Hill or Vine Hill’s creditors or having acted in bad faith and thereby exposing themselves and Vine Hill to claims, by paying Vine Hill Public Shareholders from the Trust Account prior to addressing the claims of creditors. Vine Hill cannot assure you that claims will not be brought against Vine Hill for these reasons. Vine Hill and its directors or any officer thereof who knowingly and willfully authorized or permitted any distribution to be paid out of Vine Hill’s share premium account while Vine Hill was unable to pay Vine Hill’s debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine and to imprisonment for five years in the Cayman Islands.

The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” may not be representative of Holdco’s results if the Business Combination is consummated and, accordingly, you will have limited financial information on which to evaluate the financial performance of Holdco and your investment decision.

Vine Hill and CoinShares currently operate as separate companies and Holdco is an entity established solely to affect the proposed Business Combination and has no operations. Vine Hill has had no prior history as an operating company and its operations have not previously been managed on a combined basis. The pro forma financial information included in this proxy statement/prospectus is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of Holdco. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of current or future market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Comparative Historical and Unaudited Financial Information” has been derived from Vine Hill’s and CoinShares’ historical financial statements and certain adjustments and assumptions have been made regarding Holdco after giving effect to the Business Combination. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have an adverse impact on the pro forma financial information and Holdco’s financial position and future results of operations. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect Holdco’s financial condition or results of operations following the Closing. Any potential decline in Holdco’s financial condition or results of operations may cause significant variations in the stock price of Holdco.

Vine Hill may issue preference shares or additional Vine Hill Ordinary Shares to complete the Business Combination, which would dilute the interest of Vine Hill’s shareholders and likely present other risks.

The Vine Hill Memorandum and Articles of Association authorize the issuance of up to 200,000,000 Vine Hill Class A Shares, 20,000,000 Vine Hill Class B Shares and 1,000,000 Vine Hill Preference Shares. There are currently            authorized but unissued Vine Hill Class A Shares available for issuance, which amount does not take into account shares reserved for issuance upon exercise of outstanding warrants. There are currently            authorized but unissued Vine Hill Class B Shares available for issuance. There are currently no Vine Hill Preference Shares issued and outstanding. Vine Hill may issue preference shares or a substantial number of additional ordinary shares to complete the initial Business Combination or under an employee incentive plan after completion of the Business Combination. However, the Vine Hill Memorandum and Articles of Association provides, among other things, that prior to Vine Hill’s initial business combination, Vine Hill may not issue additional shares of capital stock that would entitle the holders thereof to (i) receive funds from the Trust Account or (ii) vote on any initial business combination. These provisions of the Vine Hill Memorandum and Articles of Association may be amended with a shareholder vote. Vine Hill’s Sponsor agreed, pursuant to a written agreement with Vine Hill, that it will not propose any amendment to the Vine Hill Memorandum and Articles of Association that would affect the substance or timing of Vine Hill’s obligation to redeem 100% of its Vine Hill Public Shares if Vine Hill does not complete the initial business combination by May 19, 2026 (or such other date as approved by Vine Hill’s shareholders), unless Vine Hill provides its Vine Hill Public Shareholders with the opportunity to redeem their Vine Hill Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Vine Hill (less taxes payable), divided by the number of then outstanding Vine Hill Public Shares. The issuance of additional shares:

•        may significantly dilute the equity interest of existing investors;

•        may subordinate the rights of shareholders if preference shares are issued with rights senior to those afforded the Vine Hill Ordinary Shares;

•        could cause a change of control if a substantial number of ordinary shares are issued, which may affect, among other things, Vine Hill’s ability to use its net operating loss carry forwards, if any and could result in the resignation or removal of Vine Hill’s present officers and directors; and

•        may adversely affect prevailing market prices for Vine Hill Units, Vine Hill Public Shares and/or Vine Hill Public Warrants.

Neither the Vine Hill Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, you have no assurance from an independent source that the consideration Vine Hill is paying for CoinShares is fair to Vine Hill — and, by extension, its securityholders — from a financial point of view.

Neither the Vine Hill Board nor any committee thereof obtained an opinion (or any similar report or appraisal) from an independent investment banking or accounting firm that the consideration that Vine Hill is paying for CoinShares in the Business Combination is fair to Vine Hill from a financial point of view. In analyzing the Business Combination, the Vine Hill Board reviewed summaries of due diligence results and financial analyses prepared by Vine Hill management. The Vine Hill Board also consulted with legal counsel and with Vine Hill management and considered a number of factors, uncertainty and risks, including, but not limited to, those discussed under “The Business Combination Proposal — Vine Hill Board’s Reasons for the Approval of the Business Combination” and concluded that the proposed Business Combination is in the best interests of Vine Hill and its shareholders. The Vine Hill Board believes that, because of the professional experience and background of its directors and management, it was qualified to conclude that the proposed Business Combination was fair from a financial perspective to its shareholders and that CoinShares’ fair market value was at least 80% of the value of the Trust Account (excluding the deferred underwriting discount and permitted withdrawals) at the time of execution of the Business Combination Agreement. Accordingly, investors will be relying solely on the judgment of the Vine Hill Board in valuing CoinShares and the Vine Hill Board may not have properly valued such businesses. As a result, the terms of the Business Combination may not be fair from a financial point of view to the Vine Hill Public Shareholders. The lack of a fairness opinion (or any similar report or appraisal) may also lead an increased number of Vine Hill Public Shareholders to vote against the Business Combination or demand redemption of their Vine Hill Public Shares, which could potentially impact Vine Hill’s ability to consummate the Business Combination.

The Vine Hill Board did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination (including the consideration to be delivered to CoinShares Shareholders under the terms of the Merger Agreement).

In part because fairness opinions or any similar reports or appraisals ordinarily rely in part on financial projections (which were neither prepared by CoinShares nor used by the Vine Hill Board in connection with its evaluation of the proposed Business Combination), the Vine Hill Board also did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination (including the consideration to be paid to CoinShares Shareholders under the terms of the Business Combination Agreement). Accordingly, investors in Vine Hill will be relying solely on the judgment of the Vine Hill Board in valuing CoinShares.

Vine Hill’s management and the members of the Vine Hill Board have substantial experience evaluating the financial merits of companies across a variety of industries, which the Vine Hill Board concluded enabled them to make the necessary analyses and determinations regarding the Business Combination. The Vine Hill Board was provided with financial analyses prepared by Vine Hill management, which analyses were among the factors considered by the Vine Hill Board in its decision-making regarding the proposed Business Combination (as further described under the heading “Vine Hill Board’s Reasons for the Approval of the Business Combination”).

Vine Hill’s financial analyses consisted of Guideline Company Analyses prepared by Vine Hill management and CoinShares Information (each as defined under the subheading “Guideline Company Analyses” of the “Vine Hill Financial Analysis” section of this proxy statement/prospectus) which included, among other materials, (i) certain CoinShares historical financial and operating history information; (ii) information about CoinShares’ capital markets and asset management businesses, (iii) CoinShares’ ETP offerings (including, among other elements, the expansion of ETPs into different markets and acquisition and consolidation capabilities and opportunities), (iv) historical inflows and outflows from the various CoinShares ETP offerings, (v) information about CoinShares’ IT and cybersecurity infrastructure and processes and (vi) management’s business plans, including CoinShares’ marketing strategies in connection with the proposed Business Combination and generally as well as other potential avenues for future growth.

All of the information incorporated in Vine Hill’s financial analyses are subject to general qualifications and limitations described under the subheading “General Limitations” of the “Vine Hill Financial Analysis” section below; investors are also encouraged to read carefully the descriptions about various risks and uncertainties concerning CoinShares’ business described herein, including under the headings “Risk Factors,” “CoinShares’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements.”

Including because, as described above, Vine Hill did not obtain an opinion from an independent third-party valuation firm as to the fairness of the proposed Business Combination to Vine Hill from a financial point of view, the Vine Hill Board may not have properly valued CoinShares. As a result, the terms of the proposed Business Combination may not be fair from a financial point of view to the Vine Hill Public Shareholders of Vine Hill. Uncertainty about Vine Hill Board’s valuation of CoinShares or the consideration being offered to CoinShares Shareholders in the Business Combination, may lead an increased number of Vine Hill Public Shareholders to vote against the Business Combination or demand redemption of their Vine Hill Public Shares, which could potentially impact Vine Hill’s ability to consummate the Business Combination. Further, investors are encouraged to read carefully the descriptions about various risks and uncertainties concerning CoinShares’ business described in this proxy statement/prospectus, including under the headings “Risk Factors,” “CoinShares’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements.”

Vine Hill is dependent upon its executive officers and directors and their departure could adversely affect Vine Hill’s ability to operate and to consummate the initial business combination. Additionally, Vine Hill’s executive officers and directors also allocate their time to other businesses, thereby causing potential conflicts of interest that could have a negative impact on Vine Hill’s ability to complete the initial business combination.

Vine Hill’s operations and its ability to consummate the Business Combination are dependent upon a relatively small group of individuals and, in particular, its executive officers and directors. Vine Hill believes that its success depends on the continued service of its executive officers and directors, at least until the completion of the Business Combination. The unexpected loss of the services of one or more of Vine Hill’s directors or executive officers could have a detrimental effect on Vine Hill and the ability to consummate the Business Combination. In addition, Vine Hill’s executive officers and directors are not required to commit any specified amount of time to its affairs and, accordingly, may have conflicts of interest in allocating management time among various business activities, including monitoring the due diligence and undertaking the other actions required in order to consummate the Business Combination. Each of Vine Hill’s executive officers is engaged in several other business endeavors for which they may be entitled to substantial compensation and Vine Hill’s directors also serve as officers and board members for other entities. If Vine Hill’s executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to Vine Hill’s affairs, which may have a negative impact on Vine Hill’s ability to consummate the Business Combination.

Holdco’s ability to be successful following the Business Combination will depend upon the efforts of the Holdco Board and key personnel and the loss of such persons could negatively impact the operations and profitability of Holdco’s post-Business Combination business.

Holdco’s ability to be successful following the Business Combination will be dependent upon the efforts of the Holdco Board and key personnel of Holdco. Vine Hill cannot assure you that the Holdco Board and key personnel will be effective or successful or remain with Holdco. In addition to the other challenges they will face, such individuals may be unfamiliar with the requirements of operating a public company, which could cause CoinShares’ management to have to expend time and resources helping them become familiar with such requirements.

It is estimated that, pursuant to the Business Combination Agreement, assuming no redemptions prior to or in connection with the proposed Business Combination, Vine Hill Public Shareholders will own approximately            % of the equity interests or assets of Holdco after the Closing and Vine Hill’s management will not be engaged in the management of Holdco’s business. Accordingly, the future performance of Holdco will depend upon the quality of the post-Business Combination board of directors, management and key personnel of Holdco.

Because the Sponsor will lose its entire investment in Vine Hill if the Business Combination or an alternative business combination is not completed by May 19, 2026 (or such other date as approved by Vine Hill’s shareholders) and because the Sponsor and Vine Hill’s executive officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses if the Business Combination is not completed, a conflict of interest may have arisen in determining whether CoinShares was appropriate for Vine Hill’s initial business combination.

The Sponsor (including certain of Vine Hill’s officers and directors who are members of the Sponsor) has invested in Vine Hill an aggregate of $5,525,000, consisting of the $25,000 purchase price for 7,333,334 Vine Hill Class B Shares and the $5.5 million purchase price for 5,500,000 Vine Hill Private Warrants. Some of Vine Hill’s officers and directors have an indirect economic interest in such shares. After giving effect to the Sponsor Forfeited Shares and the Vine Hill Private Warrant Cancellation, assuming a trading price of $10.63 per Vine Hill Class A Share (based upon the closing price of the Vine Hill Class A Shares on Nasdaq on February 26, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus), the 4,400,001 Vine Hill Class B Shares, if unrestricted and freely tradable, would have an implied aggregate market value of approximately $46.8 million. Additionally, unless Vine Hill consummates an initial business combination, it is possible that Vine Hill’s officers, directors and the Sponsor may not receive reimbursement for out-of-pocket expenses incurred by them, to the extent that such expenses exceed the amount of available funds not deposited in the Trust Account (provided, however, that, as of the date of this proxy statement/prospectus, Vine Hill’s officers and directors have not incurred (nor are any of the forgoing expecting to occur) out-of-pocket expenses exceeding such funds available to Vine Hill for reimbursement thereof, but provided, further, that if any such expenses are incurred prior to consummation of the Business Combination, Vine Hill’s officers, directors and the Sponsor may not receive reimbursement therefor if the proposed Business Combination is not consummated).

The personal and financial interests of Vine Hill’s executive officers and directors may have influenced their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination. At the closing of Vine Hill’s initial business combination, its Sponsor, executive officers and directors or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Vine Hill’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. In the event the Business Combination or an alternative business combination is completed, there is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on Vine Hill’s behalf. However, Vine Hill’s Sponsor, executive officers and directors or any of their respective affiliates will not be eligible for any such reimbursement if the Business Combination or an alternative business combination is not completed. Such financial interests of Vine Hill’s Sponsor, executive officers and directors may have influenced their motivation in approving the Business Combination and may influence their motivation for completing the Business Combination. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination.”

The Sponsor paid nominal consideration for the Founder Shares it holds. As a result, the Sponsor may make a substantial profit if the Business Combination is consummated, even if the shares held by the Sponsor lose substantial value and even if the Business Combination arguably may not be in the best interests of the Vine Hill Public Shareholders.

The Sponsor (including certain of Vine Hill’s officers and directors who are members of the Sponsor) has invested in Vine Hill an aggregate of $5,525,000, consisting of the $25,000 purchase price for 7,333,334 Class B Shares and the $5.5 million purchase price for 5,500,000 Vine Hill Private Warrants. Some of Vine Hill’s officers and directors have an indirect economic interest in such shares. After giving effect to the Sponsor Forfeited Shares and the Vine Hill Private Warrant Cancellation, assuming a trading price of $10.63 per Vine Hill Class A Share (based upon the closing price of the Vine Hill Class A Shares on Nasdaq on February 26, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus), the 4,400,001 Vine Hill Class B Shares, if unrestricted and freely tradable, would have an implied aggregate market value of approximately $46.8 million. Even if the trading price of Holdco Ordinary Shares were as low as approximately $1.26 per share, the value of the Founder Shares would be equal to the Sponsor’s initial investment in Vine Hill. If the Business Combination is not completed, however and if Vine Hill is forced to liquidate, the Sponsor will lose its entire investment in Vine Hill. As a result, the Sponsor is likely to be able to recoup its investment in Vine Hill and make a substantial profit on that investment, even if the Vine Hill Public Shares have lost significant value.

Vine Hill’s directors and officers may have interests in the Business Combination that differ from the interests of Vine Hill’s other shareholders.

Executive officers of Vine Hill negotiated the terms of the Business Combination Agreement with their counterparts at CoinShares and the Vine Hill Board determined that the Business Combination Agreement and the transactions contemplated thereby are in the best interests of Vine Hill and its shareholders and approved the Business Combination Agreement and the transactions contemplated thereby. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that Vine Hill’s executive officers and directors may have financial interests in the Business Combination that may be different from or in addition to, the interests of Vine Hill’s shareholders, including, but not limited to, the continued service as an officer or director of Holdco, severance benefits, equity grants, continued indemnification and the potential ability to sell an increased number of Holdco Ordinary Shares.

The Vine Hill Board was aware of and considered these interests, among other matters, in reaching the determination that the Business Combination Agreement and the transactions contemplated thereby were in the best interests of Vine Hill and its shareholders. For a detailed discussion of the special interests that Vine Hill’s directors and executive officers may have in the Business Combination, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination.”

You should consider the financial incentives that Vine Hill’s officers and directors may have to approve and complete the Business Combination when evaluating whether vote for the Business Combination Proposal, as well as when considering whether to redeem your Vine Hill Public Shares prior to or in connection with the Business Combination.

The exercise of Vine Hill’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Vine Hill’s shareholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require Vine Hill to agree to amend the Business Combination Agreement, to consent to certain actions taken by CoinShares or to waive rights that Vine Hill is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of CoinShares’ business or a request by CoinShares to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement. In any of such circumstances, it would be at Vine Hill’s discretion to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors or officers described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) or officers(s) between what he, she or they may believe is best for Vine Hill and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action.

Vine Hill and CoinShares will incur significant transaction and transition costs in connection with the Business Combination.

Vine Hill and CoinShares have incurred significant transaction and transition costs in connection with the Business Combination and Holdco will incur significant costs in operating as a public company following the consummation of the Business Combination. Holdco may also incur additional costs to retain key employees.

These expenses will reduce the amount of cash available to be used for other corporate purposes by Holdco if the Business Combination is completed or by Vine Hill if the Business Combination is not completed. If the Business Combination is not consummated, Vine Hill may not have sufficient funds to seek an alternative business combination and may be forced to liquidate and dissolve.

The value of the Holdco Ordinary Shares which are issued at the Closing in consideration of the Founder Shares would likely be substantially higher than the nominal price paid for the Founder Shares, even if the trading price of the Holdco Ordinary Shares at such time is substantially less than $10.00 per share.

The Sponsor (including certain of Vine Hill’s officers and directors who are members of the Sponsor) has invested in Vine Hill an aggregate of $5,525,000, consisting of the $25,000 purchase price for 7,333,334 Vine Hill Class B Shares and the $5.5 million purchase price for 5,500,000 Vine Hill Private Warrants. Some of Vine Hill’s officers and directors have an indirect economic interest in such shares. After giving effect to the Sponsor Forfeited Shares and the Vine Hill Private Warrant Cancellation, assuming a trading price of $10.63 per Vine Hill Class A Share (based upon the respective closing price of the Vine Hill Class A Shares and the Vine Hill Public Warrants on Nasdaq on February 26, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus), the 4,400,001 Vine Hill Class B Shares, if unrestricted and freely tradable, would have an implied aggregate market value of approximately $46.8 million. Even if the trading price of Holdco Ordinary Shares were as low as approximately $1.26 per share, the value of the Founder Shares would be equal to the Sponsor’s initial investment in Vine Hill. As a result, the Sponsor is likely to be able to recoup its investment in Vine Hill and make a substantial profit on that investment, even if the Vine Hill Public Shares have lost significant value. Accordingly, the Vine Hill management team, which owns interests in the Sponsor, may have an economic incentive that differs from that of the Vine Hill Public Shareholders to pursue and consummate the Business Combination rather than to liquidate and to return all of the cash in the Trust Account to the Vine Hill Public Shareholders. For the foregoing reasons, you should consider the Vine Hill management team’s financial incentive to complete the Business Combination when evaluating whether to redeem your shares prior to or in connection with the Business Combination.

Vine Hill’s non-redeeming shareholders and CoinShares Shareholders may not realize a benefit from the Business Combination commensurate with the ownership dilution they will experience in connection with the Business Combination.

If Holdco is unable to realize the full strategic and financial benefits currently anticipated from the Business Combination, Vine Hill’s shareholders and the CoinShares Shareholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit or only receiving part of the commensurate benefit to the extent Holdco and CoinShares are able to realize only part of the strategic and financial benefits currently anticipated from the Business Combination.

During the pendency of the Business Combination, Vine Hill and CoinShares may not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement, which could adversely affect their respective businesses. Further, certain provisions of the Business Combination Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.

Covenants in the Business Combination Agreement impede the ability of Vine Hill and CoinShares to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, if the Business Combination is not completed, the parties may be at a disadvantage to their competitors during the interim period prior to Closing. In addition, while the Business Combination Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party, which transactions, if any materialized and were pursued, could have been or could be favorable to such party’s shareholders.

If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

Even if the Business Combination is approved by the Vine Hill’s shareholders (including each of the Condition Precedent Proposals) and CoinShares Shareholders, specified conditions must be satisfied or waived to complete the Business Combination. These conditions are described in detail in the Business Combination Agreement and are for the benefit of the parties to the Business Combination Agreement, any of which may be waived with the consent of the parties thereto, except those that may not be waived under applicable law. In addition to shareholder and member consent these conditions include, among other requirements, (i) approval of the Condition Precedent Proposals by Vine Hill’s shareholders; (ii) approval of the Scheme of Arrangement by the CoinShares Shareholders; (iii) receipt of certain specified regulatory approvals, including, without limitation, expiration or termination of any waiting period under the Hart-Scott-Rodino Act; (iv) consummation of the Business Combination not being prohibited or enjoined by any order, rule, regulation or other applicable law; (v) absence of any SPAC secured creditors; (vi) Holdco Ordinary Shares having been approved for listing on Nasdaq (or any other public stock market or exchange in the United States as may be agreed by CoinShares and Vine Hill), subject to official notice of issuance thereof; (vii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part in accordance with the Securities Act and absence of any stop order issued by the SEC which remains in effect with respect to the Registration Statement; and (viii) the Royal Court of Jersey sanctioning the Scheme of Arrangement and the submission by CoinShares of the court’s order to the Registrar of Companies of Jersey for registration. See “The Business Combination Proposal — Business Combination Agreement — Closing Conditions” below for a more complete summary. Vine Hill and CoinShares cannot assure you that all of the conditions will be satisfied. If the conditions are not satisfied or waived, the Business Combination may not occur or may be delayed and such delay may cause Vine Hill and CoinShares to each lose some or all of the intended benefits of the Business Combination. If the Business Combination does not occur, Vine Hill may not be able to find another potential candidate for its initial business combination prior to Vine Hill’s deadline (currently May 19, 2026 or such other date as approved by Vine Hill’s shareholders) and Vine Hill will be required to liquidate.

On January 24, 2024, the SEC issued final rules to regulate special purpose acquisition companies. Certain of the procedures that we, a potential business combination target or others may determine to undertake in connection with such rules may increase Vine Hill’s costs and the time needed to complete the Business Combination and may constrain the circumstances under which Vine Hill could complete a business combination.

On January 24, 2024, the SEC issued final rules (the “SPAC Rules”) relating, among other items, to disclosures in business combination transactions between SPACs such as Vine Hill and private operating companies; the condensed financial statement requirements applicable to transactions involving shell companies; the use of projections by SPACs in SEC filings in connection with proposed business combination transactions; and the potential liability of certain participants in proposed business combination transactions. These SPAC Rules may increase the costs of and the time needed to negotiate and complete, an initial business combination and may constrain the circumstances under which Vine Hill could complete an initial business combination.

If Vine Hill is deemed to be an investment company for purposes of the Investment Company Act, Vine Hill would be required to institute burdensome compliance requirements and its activities would be severely restricted. As a result, in such circumstances, unless Vine Hill is able to modify its activities so that it would not be deemed an investment company, Vine Hill may abandon its efforts to complete an initial business combination and instead liquidate.

There is currently some uncertainty concerning the applicability of the Investment Company Act to a SPAC, including a company like Vine Hill. As a result, it is possible that a claim could be made that Vine Hill has been operating as an unregistered investment company.

If Vine Hill is deemed to be an investment company under the Investment Company Act, its activities would be severely restricted. In addition, Vine Hill would be subject to burdensome compliance requirements. Vine Hill does not believe that its principal activities will subject it to regulation as an investment company under the Investment Company Act. However, if Vine Hill is deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, Vine Hill would be subject to additional regulatory burdens and expenses for which it has not allotted funds. As a result, unless Vine Hill is able to modify its activities so that it would not be deemed an investment company, Vine Hill may abandon its efforts to complete an initial business combination and instead liquidate. Were Vine Hill to liquidate, Vine Hill’s warrants would expire worthless and its securityholders would lose the investment opportunity associated with an investment in the Combined Company, including potential price appreciation of Vine Hill’s securities.

To mitigate the risk that Vine Hill might be deemed to be an investment company for purposes of the Investment Company Act, Vine Hill may, at any time, instruct the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest-bearing demand deposit account until the earlier of the consummation of a business combination or Vine Hill’s liquidation. As a result, Vine Hill may receive less interest on the funds held in the Trust Account than the interest Vine Hill would have received pursuant to Vine Hill’s original Trust Account investments, which could reduce the dollar amount Vine Hill Public Shareholders would receive upon any redemption or Vine Hill’s liquidation.

The funds in the Trust Account have, since the Vine Hill IPO, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of Vine Hill being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, Vine Hill may, at any time, instruct Transfer Agent, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in an interest bearing demand deposit account at a bank until the earlier of the consummation of a business combination or the liquidation of Vine Hill. Vine Hill intends to take such steps in the event that the proposed Business Combination with CoinShares is not consummated or, in the event that Vine Hill, in its sole discretion, determines there to be a reasonable likelihood of a material delay to the consummation of the proposed Business Combination with CoinShares. However, the risks described herein exist even if no such material delay occurs or is determined to be reasonably likely to occur. Following such liquidation, Vine Hill may receive less interest on the funds held in the Trust Account than the interest Vine Hill would have received pursuant to its original Trust Account investments. However, interest previously earned on the funds held in the Trust Account still may be released to Vine Hill to pay its taxes, if any and certain other expenses as permitted. As a result, any decision to liquidate the investments held in the Trust Account and thereafter to hold all funds in the Trust Account in an interest-bearing demand deposit account could reduce the dollar amount the Vine Hill Public Shareholders would receive upon any redemption or Vine Hill’s liquidation.

The longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, the greater the risk that Vine Hill may be deemed to be an unregistered investment company, in which case Vine Hill may be required to liquidate. Accordingly, Vine Hill may determine, in its discretion, to liquidate the securities held in the Trust Account at any time and instead hold all funds in the Trust Account in an interest-bearing demand deposit account, which could further reduce the dollar amount the Vine Hill Public Shareholders would receive upon any redemption or Vine Hill’s liquidation and Vine Hill expects to proceed with such steps in the event that that proposed Business Combination with CoinShares is not consummated or in the event that Vine Hill, in its sole discretion, determines there to be a reasonable likelihood of a material delay to the consummation of the proposed Business Combination with CoinShares. Were Vine Hill to liquidate, Vine Hill’s warrants would expire worthless and Vine Hill’s securityholders would lose the investment opportunity associated with an investment in the Combined Company, including any potential price appreciation of Vine Hill’s securities.

The Proposed Holdco Memorandum and Articles of Association will designate Jersey courts as the exclusive forum for certain types of actions and proceedings and the federal district courts as the exclusive forum for Securities Act claims, which could limit CoinShares’ shareholders’ ability to choose the judicial forum for disputes with CoinShares or its directors, officers, shareholders or employees.

The Proposed Holdco Memorandum and Articles of Association will provide that, Jersey courts shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of CoinShares, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, shareholder, officer or other employee of CoinShares to CoinShares or the CoinShares Shareholders, (iii) any action, suit or proceeding arising pursuant to any provision of Jersey law, the Proposed Holdco Memorandum and Articles of Association (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination). If any action the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than a Jersey court (a “Foreign Action”) in the name of any shareholder, such shareholder shall be deemed to have consented to (i) the personal jurisdiction of the Jersey courts in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (ii) having service of process made upon such shareholder in any such action by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder. The Proposed Holdco Memorandum and Articles of Association will also provide that, to the fullest extent permitted by law, federal district courts of the United States of America will be the sole and exclusive forum for the resolutions of any complaint asserting a cause or causes of action arising under the Securities Act. This provision in the Proposed Bylaws will not address or apply to claims that arise under the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations under the Exchange Act. To the extent these provisions could be construed to apply to such claims, there is uncertainty as to whether a court would enforce such provisions in connection with such claims and shareholders cannot waive compliance with the federal securities laws and the rules and regulations under the federal securities laws.

Any person or entity purchasing, holding or otherwise acquiring any interest in any of the securities of CoinShares will be deemed to have notice of and consented to the provisions of the Proposed Bylaws described in the preceding paragraph. These exclusive-forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with CoinShares or its directors, officers, shareholder or other employees, which may discourage lawsuits against CoinShares and its directors, officers, shareholders and other employees. The enforceability of similar exclusive-forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in the Proposed Bylaws is inapplicable or unenforceable. If a court were to find these exclusive-forum provisions to be inapplicable or unenforceable in an action, CoinShares may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm its results of operations.

The Sponsor and/or Vine Hill’s directors, officers, advisors and their affiliates may elect to purchase Vine Hill Class A Shares or Vine Hill Public Warrants from the Vine Hill Public Shareholders, which may influence a vote on a proposed initial business combination and reduce the public “float” of the Vine Hill Class A Shares.

Prior to the Extraordinary General Meeting, the Sponsor or our directors, executive officers, advisors or their affiliates may purchase Vine Hill Public Shares or Vine Hill Public Warrants in privately negotiated transactions or in the open market from shareholders who redeem or indicate an intention to redeem, their Vine Hill Public Shares or they may enter into transactions with such persons and others to provide them with incentives to acquire Vine Hill Public Shares. Any Vine Hill Public Shares purchased by the Sponsor or its affiliates would be purchased at a price no higher than the Redemption Price for the Vine Hill Public Shares. For illustrative purposes, as of September 30, 2025, this would have amounted to approximately $10.52 per Vine Hill Public Share. Any Vine Hill Public Shares so purchased would not be voted by the Sponsor or its affiliates at the Extraordinary General Meeting and would not be redeemable by the Sponsor or its affiliates.

The purpose of such share purchases and other transactions would be to decrease the number of redemptions. Such incentives may include arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or warrants owned by the Sponsor for nominal value. None of the funds in the Trust Account would be used to purchase Vine Hill Public Shares or Vine Hill Public Warrants in such transactions. Any such arrangements could have a depressive effect on the price of the Holdco Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the market price and may therefore be more likely to sell the shares such investor or holder owns, either prior to or immediately after the Extraordinary General Meeting. Further, the public “float” of the Vine Hill Public Shares and the number of beneficial holders of our securities may be reduced as a result of such purchases, possibly making it difficult to obtain or maintain the quotation, listing or trading of our securities on a stock exchange.

Vine Hill Public Shareholders who redeem their Vine Hill Public Shares may continue to hold any Vine Hill Public Warrants that they own, which will result in dilution to non-redeeming Vine Hill shareholders upon exercise of such Vine Hill Public Warrants.

Vine Hill Public Shareholders who redeem their Vine Hill Public Shares may continue to hold any Vine Hill Public Warrants that they own at such time, which will result in additional dilution to non-redeeming holders upon exercise of such warrants. Assuming (a) all redeeming Vine Hill shareholders that acquired Vine Hill Units in the Vine Hill IPO continue to hold the Vine Hill Public Warrants that were included in such Vine Hill Units and (b) maximum redemption of Vine Hill Class A Shares held by the redeeming Vine Hill shareholders, 11,000,000 Vine Hill Public Warrants would be retained by redeeming Vine Hill shareholders. As a result, the redeeming Vine Hill Public Shareholders would hold Vine Hill Public Warrants with an aggregate market value of approximately $17.6 million, assuming a closing price of $1.60 as reported by Nasdaq on September 30, 2025, the Record Date, while non-redeeming Vine Hill Public Shareholders would suffer dilution in their percentage ownership of Holdco upon exercise of the Vine Hill Public Warrants held by redeeming Vine Hill Public Shareholders.

You may only be able to exercise your Holdco Warrants on a “cashless basis” under certain circumstances and if you do so, you will receive fewer Holdco Ordinary Shares from such exercise than if you were to exercise such Holdco Warrants for cash.

The Vine Hill Warrant Agreement provides and the Amended and Restated Warrant Agreement will provide, that in the following circumstances holders of Holdco Warrants who seek to exercise their Warrants will not be permitted to do for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the Holdco Ordinary Shares issuable upon exercise of the Holdco Warrants are not registered under the Securities Act in accordance with the terms of the Vine Hill Warrant Agreement; (ii) if Holdco has so elected and the Holdco Ordinary Shares are at the time of any exercise of a Warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act; and (iii) if Holdco has so elected and Holdco calls the Holdco Warrants for redemption. If you exercise the Holdco Warrants on a cashless basis, you would pay the warrant exercise price by surrendering the Holdco Warrants for that number of Holdco Ordinary Shares to the quotient obtained by dividing (x) the product of the number of Holdco Ordinary Shares underlying the Holdco Warrants, multiplied by the excess of the “fair market value” of the Holdco Ordinary Shares (as defined in the next sentence) over the exercise price of the Holdco Warrants by (y) the fair market value. The “fair market value” is the average reported closing price of the Holdco Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of Holdco Warrants, as applicable. As a result, you would receive fewer Holdco Ordinary Shares from such exercise than if you were to exercise such Holdco Warrants for cash.

Holdco may redeem your unexpired Holdco Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Holdco Warrants worthless.

Holdco will have the ability to redeem all of the outstanding Holdco Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the Holdco Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like and for certain issuances of Holdco Ordinary Shares and equity-linked securities for capital raising purposes in connection with the closing of the Vine Hill IPO) on each of 20 trading days within a 30 trading-day period commencing once the Holdco Warrants become exercisable and ending on the third trading day prior to proper notice of such redemption. Holdco will not redeem the Holdco Warrants unless an effective registration statement under the Securities Act covering the Holdco Ordinary Shares issuable upon exercise of the Holdco Warrants is effective and a current prospectus relating to those Holdco Ordinary Shares is available throughout the 30-day redemption period. If and when the Holdco Warrants become redeemable by Holdco, Holdco may exercise its redemption right even if Holdco is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Holdco Warrants could force you to (i) exercise your Holdco Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your Holdco Warrants at the then-current market price when you might otherwise wish to hold your Holdco Warrants or (iii) accept the nominal redemption price which, at the time the outstanding Holdco Warrants are called for redemption, is likely to be substantially less than the market value of your Holdco Warrants.

Holdco may amend the terms of the Holdco Warrants in a manner that may be adverse to holders of the Holdco Warrants with the approval by the holders of at least a majority of the then outstanding Holdco Warrants. As a result, the exercise price of your Holdco Warrants could be increased, the exercise period could be shortened and the number of Holdco Ordinary Shares purchasable upon exercise of a Holdco Warrant could be decreased, all without your approval.

The Vine Hill Public Warrants were issued in registered form under the Vine Hill Warrant Agreement and are governed by the terms of the Vine Hill Warrant Agreement. The Vine Hill Warrant Agreement provides that the terms of the Holdco Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding Holdco Warrants to make any change that adversely affects the interests of the registered holders of Vine Hill Public Warrants. Immediately prior to the Closing, Holdco, Vine Hill and Continental Stock Transfer & Trust Company, as warrant agent, enter into an assignment and assumption agreement pursuant to which Vine Hill will assign to Holdco all of its rights, interests and obligations in and under the Vine Hill Public Warrants and the terms and conditions of the Vine Hill Public Warrants shall be amended and restated (the “Amended and Restated Warrant Agreement”) to, among other things, reflect the assumption of the Vine Hill Public Warrants by Holdco. Accordingly, Holdco may amend the terms of the Vine Hill Public Warrants in a manner adverse to a holder if holders of at least a majority of the then outstanding Vine Hill Public Warrants approve of such amendment. Although Holdco’s ability to amend the terms of the Vine Hill Public Warrants with the consent of at least a majority of the then outstanding Vine Hill Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Vine Hill Public Warrants, convert the Vine Hill Public Warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of Holdco Ordinary Shares purchasable upon exercise of a Vine Hill Public Warrant.

The Vine Hill Warrant Agreement designates and the Amended and Restated Warrant Agreement will designate, the courts of the State of New York located in the County of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the Vine Hill Public Warrants, as applicable, which will limit the ability of Vine Hill Public Warrant holders to obtain a favorable judicial forum for disputes with Holdco.

The Vine Hill Warrant Agreement provides and the Amended and Restated Warrant Agreement will provide, that subject to applicable law, (i) any action, proceeding or claim against Holdco arising out of or relating in any way to the Holdco Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York located in the County of New York or the United States District Court for the Southern District of New York, (ii) in each case Holdco irrevocably submits to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. Holdco will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the Vine Hill Warrant Agreement and the Amended and Restated Warrant Agreement do not and will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any Warrants, as applicable, will be deemed to have notice of and to have consented to the forum provisions in the Vine Hill Warrant Agreement and the Amended and Restated Warrant Agreement. If any action, the subject matter of which is within the scope the forum provisions of the Vine Hill Warrant Agreement, as applicable, is filed in a court other than a court of the State of New York located in the County of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of Warrants, as applicable, such holder will be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions and (y) having service of process made upon such Warrant holder in any such action brought in such court to enforce the forum provisions by service upon such Warrant holder’s counsel in the foreign action as agent for such Warrant holder.

This choice-of-forum provision may limit a Holdco Warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Holdco, which may discourage such lawsuits. Holdco Warrant holders who are unable to bring their claims in the judicial forum of their choosing may be required to incur additional costs in pursuit of actions which are subject to Holdco’s choice-of-forum provisions. Alternatively, if a court were to find this provision of the Vine Hill Warrant Agreement or the Amended and Restated Warrant Agreement, inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, Holdco may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect Holdco’s business, financial condition and results of operations and result in a diversion of the time and resources of Holdco’s management and board of directors.

If Vine Hill requires Vine Hill Public Shareholders who wish to redeem their Vine Hill Public Shares to comply with the delivery requirements for redemption, such shareholders may be unable to sell their securities when they wish to if the Business Combination is not approved.

If Vine Hill requires Vine Hill Public Shareholders who wish to redeem their Vine Hill Public Shares to comply with specific delivery requirements for redemption and such proposed business combination is not consummated, Vine Hill will promptly return such certificates to the applicable Vine Hill Public Shareholders. Accordingly, investors who attempted to redeem their shares in such a circumstance will be unable to sell their securities after the failed acquisition until Vine Hill has returned their securities to them. The market price for Vine Hill’s shares may decline during this time and Vine Hill Public Shareholders may not be able to sell their securities when they wish to, even while other shareholders that did not seek conversion may be able to sell their securities.

Changes in laws or regulations or a failure to comply with any laws and regulations, may adversely affect Vine Hill’s business, including its ability to complete the Business Combination and results of operations.

Vine Hill is subject to laws and regulations enacted by national, regional and local governments. In particular, Vine Hill is required to comply with certain SEC and other legal requirements. Compliance with and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on Vine Hill’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on Vine Hill’s business, including its ability to complete the Business Combination and results of operations.

The Business Combination may be subject to U.S. foreign investment regulations, which may impose conditions on or prevent the consummation of the Business Combination. Such conditions or limitations could also potentially make the Vine Hill Class A Shares less attractive to investors or cause Vine Hill’s future investments to be subject to U.S. foreign investment regulations.

Vine Hill’s Sponsor is Vine Hill Capital Sponsor I LLC, a Delaware limited liability company. The Sponsor currently owns 7,333,334 Vine Hill Class B Shares, initially purchased by the Sponsor in the private placement occurring prior to the Vine Hill IPO and 5,500,000 Vine Hill Private Warrants that were purchased by the Sponsor in a private placement which occurred simultaneously with the completion of the Vine Hill IPO. Nicholas Petruska, Vine Hill’s Chief Executive Officer and a U.S. citizen, is the managing member of the Sponsor. Other members of the

Sponsor include certain officers and directors of Vine Hill and other third party investors, who are all U.S. citizens. The Sponsor is not controlled by any non-U.S. persons on a look-through basis. To the best of Vine Hill’s knowledge, the Sponsor does not have substantial ties or substantial interests with any non-U.S. persons. The Sponsor is expected to own approximately [•]% of Holdco following the Business Combination, assuming that the other conditions and assumptions incorporated in the sections of this proxy statement/prospectus entitled “Security Ownership of Certain Beneficial Owners and Management” and “Comparative Historical and Unaudited Financial Information” are also accurate as of the Closing Date.

Certain acquisitions or an initial business combination may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained or the review process is extended beyond the period of time that would permit an initial business combination to be consummated with us, Vine Hill may not be able to consummate an initial business combination with such target. In addition, regulatory considerations may decrease the pool of potential target companies Vine Hill may be willing or able to consider.

Among other things, the U.S. Federal Communications Act prohibits foreign individuals, governments and corporations from owning more than a specified percentage of the capital stock of a broadcast, common carrier or aeronautical radio station licensee. In addition, U.S. law currently restricts foreign ownership of U.S. airlines. In the United States, certain mergers that may affect competition may require certain filings and review by the Department of Justice and the Federal Trade Commission and investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States.

Outside the United States, laws or regulations may affect Vine Hill’s ability to consummate an initial business combination with potential target companies incorporated or having business operations in jurisdictions where national security considerations, involvement in regulated industries (including telecommunications) or in businesses where a country’s culture or heritage may be implicated.

U.S. and foreign regulators generally have the power to deny the ability of the parties to consummate a transaction or to condition approval of a transaction on specified terms and conditions, which may not be acceptable to Vine Hill or a target. In such event, Vine Hill may not be able to consummate a transaction with that potential target.

Vine Hill does not believe that the business combination with CoinShares is subject to review by CFIUS. However, if Vine Hill does not complete the business combination with CoinShares, the pool of other potential targets with whom Vine Hill could complete an initial business combination may be limited and Vine Hill may be adversely affected in competing with other special purpose acquisition companies that do not have similar ownership issues. Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy. Because Vine Hill has only a limited time to complete its initial business combination, Vine Hill’s failure to obtain any required approvals within the requisite time period may require Vine Hill to liquidate. If Vine Hill liquidates, Vine Hill Public Shareholders may only receive a pro rata amount of the funds in the Trust Account and Vine Hill’s warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in Holdco.

The SPAC Merger may result in adverse tax consequences for holders of Vine Hill Ordinary Shares and Vine Hill Public Warrants, including Vine Hill Public Shareholders exercising their redemption rights with respect to the Vine Hill Public Shares.

Vine Hill intends for the SPAC Merger to qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, i.e., an “F Reorganization.” If the SPAC Merger were to fail to qualify as an F Reorganization, a U.S. Holder of Vine Hill could be subject to gain or income recognition, including under the deleterious PFIC rules. Please see “Material U.S. Federal Income Tax Considerations” below for a more complete discussion of the U.S. federal income tax consequences of the SPAC Merger, including the potential application of the PFIC rules.

If the Scheme of Arrangement does not qualify as a reorganization under Section 368(a) of the Code, U.S. Holders of CoinShares Shares may be required to pay substantial U.S. federal income taxes.

Vine Hill, Holdco and CoinShares intend for the Scheme of Arrangement (taken together with an election to treat the CoinShares as an entity disregarded as separate from its owner for U.S. federal income tax purposes (the “CTB Election”)) as qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of the registration statement of which this proxy statement/prospectus is a part, White & Case LLP has delivered an opinion as Exhibit 8.2 to the effect that, on the basis of facts, representations and assumptions (and subject to the qualifications, assumptions and limitations) set forth or referred to in such opinion, the Scheme of Arrangement (taken together with the CTB Election) should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligations of each of Vine Hill, Holdco and CoinShares to complete the Scheme of Arrangement, however, are not conditioned on the receipt of any such opinion. Such opinion of counsel is based on customary assumptions and certain representations, warranties, and covenants of or regarding Vine Hill, Holdco, CoinShares, and SPAC Merger Sub. If any of these assumptions, representations, warranties, or covenants is or becomes incorrect, incomplete, or inaccurate, or is violated, or if there is a change in U.S. federal income tax law after the date of such opinion of counsel, the validity of such opinion of counsel may be adversely affected. In addition, such opinion of counsel is not free from doubt because there is no authority directly addressing the treatment of all of the particular facts of the Scheme of Arrangement for U.S. federal income tax purposes. Any opinion of counsel represents a counsel’s legal judgment but is not binding on the U.S. Internal Revenue Service (the “IRS”) or any court. None of Vine Hill, Holdco, or CoinShares intends to request a ruling from the IRS with respect to the tax treatment of the Scheme of Arrangement, and as a result, no assurance can be given that the IRS will not challenge the treatment of the Scheme of Arrangement described below or that a court would not sustain such a challenge.

Subject to the PFIC rules discussed below, assuming the Scheme of Arrangement (taken together with the CTB Election) qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. Holders of CoinShares Shares generally are not expected to recognize gain or loss on the exchange of CoinShares Shares for Holdco Ordinary Shares as a result of the Scheme of Arrangement. Each such U.S. Holder’s tax basis in the Holdco Ordinary Shares received in the Scheme of Arrangement generally is expected to be the same as such U.S. Holder’s tax basis in the CoinShares Shares surrendered in the Scheme of Arrangement in exchange therefor. The holding period of the Holdco Ordinary Shares received in the Scheme of Arrangement by the U.S. Holder generally is expected to include the holding period of the CoinShares Shares surrendered in the Scheme of Arrangement in exchange therefor.

If the Scheme of Arrangement (taken together with the CTB Election) were to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. Holder of CoinShares Shares could be subject to gain or income recognition, including under the deleterious PFIC rules.

For more information on the material U.S. federal income tax consequences of the Scheme of Arrangement to U.S. Holders of CoinShares Shares, including if CoinShares is treated as a PFIC with respect to a U.S. Holder, see “Material U.S. Federal Income Tax Considerations of the Scheme of Arrangement to Holders of CoinShares Shares and CoinShares”.

Risks Related to the Redemption

There is no guarantee that a Vine Hill Public Shareholder’s decision whether to redeem its Vine Hill Public Shares for a pro rata portion of the Trust Account will put such shareholder in a better future economic position.

Vine Hill cannot assure you as to the price at which a public shareholder may be able to sell the Holdco Ordinary Shares in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Merger, may cause an increase in Holdco share price and may result in a lower value realized now than a Vine Hill shareholder might realize in the future had the shareholder not elected to redeem such shareholder’s Vine Hill Public Shares. Similarly, if a Vine Hill Public Shareholder does not redeem such shareholder’s shares, such shareholder will bear the risk of ownership of Holdco Ordinary Shares after the consummation of the Business Combination and there can be no assurance that a shareholder can sell such shareholder’s Holdco Ordinary Shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Vine Hill Public Shareholder should consult such shareholder’s own tax or financial advisor for assistance on how this may affect its individual situation.

If Vine Hill Public Shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Vine Hill Public Shares for a pro rata portion of the funds held in the Trust Account.

Vine Hill intends to comply with the U.S. federal proxy rules in conducting redemptions in connection with the Business Combination. However, despite Vine Hill’s compliance with these rules, if a Vine Hill shareholder fails to receive Vine Hill’s proxy materials, such shareholder may not become aware of the opportunity to redeem its Vine Hill Ordinary Shares. In addition, this proxy statement/prospectus provides the various procedures that must be complied with in order to validly tender or redeem Vine Hill Public Shares. In the event that a Vine Hill Public Shareholder fails to comply with these or any other procedures, its Vine Hill Public Shares may not be redeemed.

In order to exercise their redemption rights, the Vine Hill Public Shareholders are required to deliver their Vine Hill Public Shares, either physically or electronically using Transfer Agent’s DWAC System, to Vine Hill’s transfer agent prior to the vote at the Extraordinary General Meeting. If a public shareholder properly seeks redemption as described in this proxy statement/prospectus and the Business Combination is consummated, Vine Hill will redeem these Vine Hill Public Shares for a pro rata portion of the funds deposited in the Trust Account and the public shareholder will no longer own such Vine Hill Public Shares following the Merger. See the section entitled “Extraordinary General Meeting of Vine Hill Shareholders — Redemption Rights” for additional information on how to exercise your redemption rights.

If you or a “group” of Vine Hill Public Shareholders of which you are a part is deemed to hold an aggregate of more than 15% of the Vine Hill Public Shares, you (or, if a member of such a group or all of the members of such group in the aggregate) will lose the ability to redeem all such Vine Hill Public Shares in excess of 15% of the Vine Hill Public Shares.

A Vine Hill Public Shareholder, together with any of such shareholder’s affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate such shareholder’s Vine Hill Public Shares or, if part of such a group, the group’s Vine Hill Public Shares, in excess of 15% of the Vine Hill Public Shares, without the prior consent of Vine Hill. However, Vine Hill shareholders’ ability to vote all of their Vine Hill Public Shares (including such excess shares) for or against the Business Combination Proposal is not restricted by this limitation on redemptions. Your inability to redeem any such excess Vine Hill Public Shares could result in you suffering a material loss on your investment in Vine Hill if you sell such excess Vine Hill Public Shares in open market transactions. Vine Hill cannot assure you that the value of such excess Vine Hill Public Shares will appreciate over time following the Business Combination or that the market price of the Vine Hill Public Shares will exceed the per share redemption price.

Vine Hill’s shareholders will experience dilution due to the issuance of Holdco Ordinary Shares and securities exercisable for or convertible into Holdco Ordinary Shares, to CoinShares Shareholders as consideration in the Business Combination.

Based on CoinShares’ and Vine Hill’s current capitalization, Vine Hill anticipates the total maximum number of Holdco Ordinary Shares outstanding or issuable immediately following the Closing will be approximately 153,066,668 shares. Assuming no redemptions, the Holdco Ordinary Shares are expected to be comprised of: (i) 4,400,001 Holdco Ordinary Shares issued to the Sponsor; (ii) 22,000,000 Holdco Ordinary Shares issued to the Vine Hill Public Shareholders, (iii) 6,666,667 Holdco Ordinary Shares issued to the PIPE Investor, and (iv) 120,000,000 Holdco Ordinary Shares issued to CoinShares Shareholders. If any of the Vine Hill Public Shares are redeemed in connection with the Business Combination, the percentage of outstanding Vine Hill Ordinary Shares held by the Vine Hill Public Shareholders will decrease and the percentages of the outstanding Holdco Ordinary Shares held immediately following the Business Combination by the Sponsor and CoinShares Shareholders will increase.

There are risks to unaffiliated investors by taking CoinShares public through a merger rather than through an underwritten offering.

Unaffiliated investors are subject to certain risks as a result of CoinShares going public through a merger rather than through a traditional underwritten initial public offering. Unlike a traditional underwritten initial public offering of CoinShares’ securities, the initial listing of Holdco’s securities as a result of the Business Combination will not benefit from the following:

•        the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed securities; and

•        underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing.

The lack of such a process in connection with the listing of Holdco’s securities could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for Holdco’s securities during the period immediately following the listing than in connection with an underwritten initial public offering.

There may be significant redemptions by Vine Hill Public Shareholders in connection with the Business Combination, which may leave the Combined Company under-capitalized.

As of September 30, 2025, there was $231.5 million in the Trust Account. There can be no assurances that we will be able to retain all of the cash in the Trust Account. In particular, if a significant number of Vine Hill Public Shareholders exercise their redemption right in connection with the Business Combination, the amount of cash left remaining in the Trust Account upon consummation of the Business Combination will be lower than contemplated. Any such shortfall will reduce the amount of available working capital for Holdco, which may materially and adversely affect Holdco’s business, financial condition and results of operations.

Some of Vine Hill’s officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the Business Combination or other proposals described in this proxy statement/prospectus without regard to your interests or in determining whether CoinShares is an appropriate target for Vine Hill’s initial business combination.

On May 28, 2024, the Sponsor paid $25,000 to cover certain of the offering costs of the Vine Hill IPO in consideration of Vine Hill Class B Shares. Prior to the initial investment of $25,000 by the Sponsor, Vine Hill had no assets. As a result of various transactions, the Sponsor (together with its permitted transferees) currently holds an aggregate of 7,333,334 Vine Hill Class B Shares, which represents            % of the outstanding Vine Hill Ordinary Shares as of the Record Date. The Vine Hill Class A Shares may become worthless if we do not complete an initial business combination. The personal and financial interests of certain of Vine Hill’s officers and directors may influence or have influenced them in identifying and selecting a target for our initial business combination, completing the Business Combination and the operation of Holdco following the Business Combination.

The Sponsor, members of the Vine Hill Board and Vine Hill’s executive officers and their respective affiliates have incurred out-of-pocket expenses in connection with performing due diligence on suitable targets for business combinations and the negotiation of the Business Combination. At the Closing, the Sponsor, members of the Vine Hill Board and Vine Hill’s officers and their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Vine Hill’s behalf, such as identifying potential target businesses and performing due diligence on suitable targets for business combinations. If a business combination is not completed within the Combination Period the Sponsor, members of the Vine Hill Board and Vine Hill’s officers and any of their respective affiliates will not be eligible for any such reimbursement.

Certain officers and members of the Vine Hill Board also participate in arrangements that may provide them with other interests in the Business Combination that are different from yours, including arrangements for their continued service as directors of Holdco.

Further, the Sponsor has agreed to vote its Vine Hill Class A Shares and the Sponsor, members of the Vine Hill Board and Vine Hill’s officers have agreed (and their permitted transferees will agree) to vote any Vine Hill Public Shares acquired in or after the Vine Hill IPO in favor of our initial business combination. The Sponsor and each of the members of the Vine Hill Board and its executive officers have also agreed to waive their redemption rights with respect to any Vine Hill Class A Shares and any Vine Hill Public Shares in connection with the redemption of Vine Hill Ordinary Shares upon the completion of an initial business combination.

Among others, these interests may influence or have influenced the Sponsor and the executive officers and members of the Vine Hill Board to support or approve the Business Combination and the other proposals described in this proxy statement/prospectus. The personal and financial interests of our officers and certain members of the Vine Hill Board may have influenced their motivation in identifying and selecting CoinShares and seeking to complete a business combination with CoinShares and may influence their operation of Holdco following the Business Combination. This risk may become more acute as the end of the Business Combination nears. For more information concerning the interests of members of the Vine Hill Board and Vine Hill’s executive officers, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination.”

The exercise of Vine Hill Board members’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Vine Hill’s shareholders’ best interests.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require Vine Hill to consider agreeing to amend the Business Combination Agreement, to consent to certain actions taken by CoinShares or to waive rights to which Vine Hill is entitled under the Business Combination Agreement. Such events could arise because of changes in the course of CoinShares’ business, a request by CoinShares to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on CoinShares’ business and would entitle Vine Hill to terminate the Business Combination Agreement. In any such circumstances, it would be at Vine Hill’s discretion, acting through the Vine Hill Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more members of the Vine Hill Board described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) between what such director may believe is best for Vine Hill and its shareholders and what such director may believe is best for themselves in determining whether or not to take the requested action. Vine Hill does not believe there will be any changes or waivers that members of the Vine Hill Board and Vine Hill’s executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, Vine Hill will circulate a new or amended proxy statement/prospectus and resolicit Vine Hill’s shareholders if changes are required with respect to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

An active trading market for Holdco’s securities may not develop, which may limit your ability to sell such securities.

Although Holdco has applied to list the Holdco Ordinary Shares on Nasdaq under the ticker symbol “CS” and Holdco Warrants on Nasdaq under a ticker symbol to be determined prior to consummation of the Business Combination, an active trading market for such securities may never develop or be sustained following the Closing. The initial valuation of $10.00 per share may not be indicative of the market price of Holdco Ordinary Shares that will prevail in the open market after the Closing. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of Holdco Ordinary Shares and Holdco Warrants. The market price of Holdco Ordinary Shares may decline below $10.00, and you may not be able to sell your Holdco Ordinary Shares at or above $10.00 or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing Holdco Ordinary Shares and Holdco Warrants.

During the pendency of the Business Combination, Vine Hill will not be able to solicit, initiate or take any action to facilitate or encourage any inquiries into the making, submission or announcement of or enter into a business combination with another party because of restrictions in the Business Combination Agreement. Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.

Covenants in the Business Combination Agreement impede the ability of Vine Hill to make or consider other acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, Vine Hill may be at a disadvantage to its competitors during that period. While the Business Combination Agreement is in effect, neither Vine Hill nor CoinShares may solicit, assist, initiate, engage or facilitate the making, submission or announcement of or encourage any alternative acquisition proposal, such as a merger, material sale of assets or equity interests or other business combination, with any third party, even though any such alternative acquisition could be more favorable to Vine Hill’s shareholders than the Business Combination. If the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect.

Vine Hill and CoinShares will incur significant transaction costs in connection with the Business Combination, which could be higher than currently anticipated.

Vine Hill and CoinShares have both incurred and expect to continue to incur significant, nonrecurring costs in connection with consummating the Business Combination. Certain transaction expenses incurred in connection with the Business Combination, including legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by Holdco following the Closing.

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, any definitive agreement relating to the Business Combination may be terminated in accordance with its terms and the Business Combination may not be completed.

Even if the Business Combination Agreement is approved by Vine Hill’s shareholders, specified conditions must be satisfied or waived before the parties to the Business Combination Agreement are obligated to complete the Business Combination. Vine Hill does not control the satisfaction of all such conditions. For a list of the material closing conditions contained in the Business Combination Agreement, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Business Combination Agreement — Closing Conditions.” Vine Hill and CoinShares may not satisfy all of the closing conditions in the Business Combination Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur or will be delayed pending later satisfaction or waiver and such delay may cause Vine Hill and CoinShares to each lose some or all of the intended benefits of the Business Combination.

Vine Hill will not have any right to make damages claims against CoinShares for the breach of any representation, warranty or covenant made by CoinShares in the Business Combination Agreement.

The Business Combination Agreement provides that none of the representations, warranties, covenants obligations or other agreements of the parties contained in the Business Combination Agreement shall survive the Closing, except for in the case of fraud or those covenants and agreements that by their terms expressly apply in whole or in part after the Closing and then only with respect to breaches occurring after Closing. Accordingly, there are no remedies available to the parties with respect to any breach of the representations, warranties, covenants or agreements of the parties to the Business Combination Agreement after the Closing of the Business Combination, except for covenants to be performed in whole or in part after the Closing or in the case of fraud. As a result, other than the foregoing sentence, Vine Hill will have no remedy available to it if the Business Combination is consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by CoinShares at the time of the Business Combination.

Because Vine Hill is incorporated under the laws of the Cayman Islands, in the event the Business Combination is not completed, you may face difficulties in protecting your interests and your ability to protect your rights through the U.S. federal courts may be limited.

Because Vine Hill is currently incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests and your ability to protect your rights through the U.S. federal courts may be limited. Vine Hill is currently an exempted company under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon members of the Vine Hill Board or Vine Hill’s executive officers or enforce judgments obtained in the U.S. courts against members of the Vine Hill Board or Vine Hill’s officers.

Vine Hill’s corporate affairs are governed by the Vine Hill Memorandum and Articles of Association, the Cayman Islands Companies Act and the common law of the Cayman Islands. Vine Hill is also subject to the federal securities laws of the United States. The rights of shareholders to take action against members of the Vine Hill Board, actions by minority shareholders and the fiduciary responsibilities of members of the Vine Hill Board to Vine Hill under the laws of the Cayman Islands are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of Vine Hill’s shareholders and the fiduciary responsibilities of members of the Vine Hill Board under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

The Letter Agreement between Vine Hill, the Sponsor and each of the members of the Vine Hill Board and the executive officers is governed by the laws of the State of New York. Pursuant to the Letter Agreement, the Sponsor agreed that it will be liable to Vine Hill if and to the extent any claims by a third party (other than Vine Hill’s independent auditors) for services rendered or products sold to Vine Hill or a prospective target business with which Vine Hill has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below the lesser of (i) $10.00 per Vine Hill Public Share and (ii) the actual amount per Vine Hill Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Vine Hill Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay Vine Hill’s tax obligations. Any claims or disputes relating to the Letter Agreement (other than claims or actions arising out of either the Securities Act or the Exchange Act) must be brought and enforced in the courts of the federal or state courts of New York City, in the State of New York, and the applicable appellate courts therefrom, and the parties irrevocably submit to such exclusive jurisdiction and venue.

Vine Hill has been advised by Appleby (Cayman) Ltd., its Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against Vine Hill judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against Vine Hill predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of the above, the Vine Hill Public Shareholders may have more difficulty in protecting their interests in the face of actions taken by Vine Hill’s executive officers, members of the Vine Hill Board or controlling shareholders than they would as public shareholders of a U.S. company.

Upon the Closing, the rights of holders of the Holdco Ordinary Shares arising under Jersey law will differ from and may be less favorable to the rights of holders of Vine Hill Ordinary Shares arising under the Cayman Islands Companies Act.

Upon the Closing, the rights of holders of Holdco Ordinary Shares will arise under Jersey law. Jersey law contains provisions that differ in some respects from those in the Cayman Islands Companies Act. Therefore, some rights of holders of Holdco Ordinary Shares could differ from the rights that holders of Vine Hill Ordinary Shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands law, such actions are generally available under Jersey law. This change could increase the likelihood that Holdco becomes involved in costly litigation, which could have a material adverse effect on Holdco.

For a more detailed description of the rights of holders of the Holdco Ordinary Shares under the DGCL and how they may differ from the rights of holders of Vine Hill Ordinary Shares under the Cayman Islands Companies Act, please see the section of this proxy statement/prospectus entitled “Comparison of Corporate Governance and Shareholders’ Rights.”

Jersey law and the Proposed Holdco Memorandum and Articles of Association will contain certain provisions, including anti-takeover provisions, that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.

The Proposed Holdco Memorandum and Articles of Association that will be in effect at the Closing differ from the Vine Hill Memorandum and Articles of Association. Among other differences, the Proposed Holdco Memorandum and Articles of Association and Jersey law contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by the Holdco Board and therefore depress the trading price of the Holdco Ordinary Shares. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by the then-current members of the Holdco Board or taking other corporate actions, including effecting changes in management. Among other things, the Proposed Holdco Memorandum and Articles of Association include provisions regarding:

•        the ability of the Holdco Board to issue Holdco Preference Shares, known as “blank check” preference shares and to fix by resolution or resolutions the designations, powers, preferences and rights and the qualifications, limitations or restrictions thereof, of any series of Holdco Preference Shares, without shareholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•        the limitation of the liability of and the indemnification of, Holdco’s directors and officers;

•        the right, subject to the rights of holders of Holdco Preference Shares to elect directors under specific circumstances, of the Holdco Board to appoint a director to fill a vacancy or unfilled seat created by the expansion of the Holdco Board or the resignation, death or removal of a director, which prevents shareholders from being able to fill vacancies or other unfilled seats on the Holdco Board;

•        the requirement, so long as the Holdco Board is classified, that directors may only be removed from the Holdco Board for cause and upon the affirmative vote of the holders of at least the majority of the total voting power of the issued and outstanding Holdco Ordinary Shares entitled to vote in the election of directors, voting as a single class;

•        the requirement that, subject to the terms of any series of Holdco Preference Shares, a special meeting of shareholders may be called only by: (i) the Holdco Board acting pursuant to a resolution adopted by a majority of the directors then serving on the Holdco Board; (ii) the chairperson of the Holdco Board; or (iii) the Chief Executive Officer or president of Holdco and the explicit prohibition on shareholders calling a special meeting, which could delay the ability of shareholders to force consideration of a proposal or to take action, including the removal of directors;

•        controlling the procedures for the conduct and scheduling of the Holdco Board and shareholder meetings;

•        the requirement for the affirmative vote of holders of at least 66 2/3% of the total voting power of all of the then issued voting shares of Holdco entitled to vote thereon, voting together as a single class, to amend or modify certain provisions in the Proposed Holdco Memorandum and Articles of Association which could preclude shareholders from bringing matters before annual or special meetings of shareholders and delay changes in the Holdco Board and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt; and

•        advance notice procedures with which shareholders of Holdco must comply to nominate candidates to the Holdco Board or to propose matters to be acted upon at a shareholders’ meeting, which could preclude shareholders from bringing matters before annual or special meetings of shareholders and delay changes in the Holdco Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Holdco.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Holdco Board or management.

As a Jersey company, Holdco will generally be subject to provisions of Jersey law. See the section of this proxy statement/prospectus entitled “Description of Securities of Holdco — Anti-Takeover Effects of the Proposed Holdco Memorandum and Articles of Association and Certain Provisions of Jersey Law.”

Any provision of the Proposed Holdco Memorandum and Articles of Association or Jersey law that has the effect of delaying or preventing a change in control could limit the opportunity for shareholders to receive a premium for their Holdco Ordinary Shares and could also affect the price that some investors are willing to pay for Holdco Ordinary Shares.

The Proposed Holdco Memorandum and Articles of Association is attached as Annex C to this proxy statement/prospectus and we urge you to read them.]

The Proposed Holdco Memorandum and Articles of Association will not limit the ability of the Sponsor, certain affiliates or funds associated with the Sponsor or our non-employee directors to compete with us.

The Sponsor, certain affiliates or funds associated with the Sponsor and our non-employee directors and their respective affiliates engage in a broad spectrum of activities, including investments in similar business activities or lines of business in which CoinShares now engages or proposes to engage. In the ordinary course of their business activities, the Sponsor, certain affiliates or funds associated with the Sponsor and our non-employee directors and their respective affiliates may engage in activities in which their interests conflict with Holdco’s interests or those of its shareholders. The Proposed Holdco Memorandum and Articles of Association will provide that, to the fullest extent permitted by law, none of the Sponsor, certain affiliates or funds associated with the Sponsor, our non-employee directors or any of their respective affiliates (including any non-employee director who serves as an officer of Holdco in such person’s director and officer capacities) will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which Holdco engages or proposes to engage or otherwise competing with Holdco, its shareholders or any of its affiliates.

Further, to the fullest extent permitted by law, in the event that any of the Sponsor, certain affiliates or funds associated with the Sponsor and our non-employee directors and their respective affiliates acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and Holdco or any of its affiliates, they will have no duty to communicate or offer such transaction or other business opportunity to Holdco or any of its affiliates and will not be liable to Holdco or its shareholders or to any of its affiliates for breach of any fiduciary duty as a shareholder, director or officer of Holdco solely by reason of the fact that they pursue or acquire such corporate opportunity for themselves, offer or direct such corporate opportunity to another person or do not communicate information regarding such corporate opportunity to Holdco or any of its affiliates. The Sponsor, certain affiliates or funds associated with the Sponsor and their respective directors and officers may pursue, in their capacities other than as directors of the Holdco Board, acquisition opportunities that may be complementary to Holdco’s business and, as a result, those acquisition opportunities may not be available to Holdco. The Sponsor, certain affiliates or funds associated with the Sponsor and their respective directors and officers may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Vine Hill’s executive officers and directors and their affiliates may enter into agreements concerning Vine Hill’s securities prior to the Extraordinary General Meeting, which may have the effect of increasing the likelihood of completion of the Business Combination or decreasing the value of the Vine Hill securities.

At any time prior to the Extraordinary General Meeting, during a period when they are not then aware of any material non-public information regarding Vine Hill or its securities, Vine Hill’s executive officers and directors and their affiliates may enter into a written plan to purchase Vine Hill’s securities pursuant to Rule 10b5-1 of the Exchange Act and may engage in other public market purchases, as well as private purchases, of securities. Further, at any time prior to the Extraordinary General Meeting, during a period when they are not then aware of any material non-public information regarding Vine Hill or its securities, Vine Hill’s executive officers and directors and their respective affiliates may: (i) purchase shares from institutional and other holders who vote or indicate an intention to vote, against the Business Combination Proposal or the other Shareholder Proposals or who elect to redeem or indicate an intention to redeem, Vine Hill Public Shares; (ii) execute agreements to purchase such shares from such holders in the future; and (iii) enter into transactions with such holders to provide such holders with incentives to acquire Vine Hill Public Shares, vote their Vine Hill Public Shares in favor of the Business Combination Proposal or the other Shareholder Proposals or not redeem their Vine Hill Public Shares. Such an agreement may include a contractual acknowledgement that such shareholder, although still the record holder of Vine Hill Ordinary Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that Vine Hill’s executive officers and directors or their affiliates purchase shares in privately negotiated transactions from Vine Hill Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their Vine Hill Public Shares. While the exact nature of any such incentives has not been determined, they might include arrangements to protect such investors or holders against potential loss in value of their Vine Hill Public Shares, including the granting of put options and the transfer of shares owned by the Sponsor for nominal value to such investors or holders.

The purpose of such share purchases and other transactions by Vine Hill’s executive officers and directors and their respective affiliates would be to increase the likelihood of satisfaction of the requirements that the holders of the requisite number of Vine Hill Ordinary Shares present and voting at the Extraordinary General Meeting vote in favor of the Business Combination Proposal and the other Shareholder Proposals when it appears that such requirement would otherwise not be met.

Any such arrangements may have a depressive effect on the price of Vine Hill Ordinary Shares. For example, as a result of these arrangements, an investor may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Extraordinary General Meeting.

Except as noted elsewhere in this proxy statement/prospectus, Vine Hill’s directors and officers and their affiliates have not entered into any such agreements. Vine Hill will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The Business Combination may be materially adversely affected by difficult market and geopolitical conditions.

Global financial markets have experienced heightened volatility in recent periods, including as a result of economic and political events in or affecting the world’s major economies. Sanctions imposed by the United States and other countries in connection with hostilities between Russia and Ukraine and tensions between China and Taiwan have caused additional financial market volatility and affected the global economy. Concerns over future increases in inflation, economic recession, as well as interest rate volatility and fluctuations in oil and gas prices resulting from global production and demand levels, as well as geopolitical tension, have exacerbated market volatility. Market uncertainty and volatility have also been magnified following the 2024 U.S. presidential and congressional elections and resulting uncertainties regarding actual and potential shifts in U.S. and foreign trade, economic and other policies, including with respect to treaties and tariffs. For example, the United States has recently enacted and proposed to enact significant new and increased tariffs, including on Mexican, Canadian and Chinese goods. Additionally, the new Presidential Administration has directed various federal agencies to further evaluate key aspects of U.S. trade policy and there has been ongoing discussion and commentary regarding potential significant changes to U.S. trade policies, treaties and tariffs. These events may delay or prevent us from completing the Business Combination.

Our business and operations could be negatively affected if we become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy and impact our stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Stockholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of the Holdco Ordinary Shares or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and the Holdco Board’s attention and resources from our business, which may adversely affect our business, financial condition and results of operations. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. We may also be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters.

Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

Securities of companies formed through mergers such as the Business Combination may experience a material decline in price relative to the share price of the Vine Hill Public Shares prior to the business combination.

As with most SPAC initial public offerings in recent years, Vine Hill issued shares as part of the Vine Hill Units for $10.00 per unit upon the closing of its IPO. As with other SPACs, the $10.00 per share price of Vine Hill reflected each share having a one-time right to redeem such share for a pro rata portion of the proceeds held in the Trust Account prior to the closing of the Business Combination. Following the Vine Hill IPO the proceeds held in the Trust Account were initially equal to approximately $10.05 per share and as of September 30, 2025 were equal to approximately $10.52 per share. Following the Closing, the shares outstanding will no longer have any such redemption right and will be solely dependent upon the fundamental value of the Combined Company, which, like the securities of other companies formed through SPAC mergers in recent years, may be significantly less than both the Redemption Price and the amount per share initially held in the Trust Account upon consummation of the Vine Hill IPO.

Extraordinary General Meeting OF VINE HILL shareholders

General

Vine Hill is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by the Vine Hill Board for use at the Extraordinary General Meeting. This proxy statement/prospectus provides Vine Hill’s shareholders with information they need to know to be able to vote or direct their vote to be cast at the Extraordinary General Meeting.

Date, Time and Place of the Extraordinary General Meeting

The Extraordinary General Meeting will be held on            , 2026 at            , Eastern Time. For the purposes of the Vine Hill Memorandum and Articles of Association, the physical place of the meeting will be at Paul Hastings LLP, 200 Park Avenue, New York, New York 10166. However, in order to facilitate access for Vine Hill’s shareholders, the Extraordinary General Meeting will be held in virtual meeting format at https://www.cstproxy.com/vinehillcapital/2026. There is no requirement to attend the Extraordinary General Meeting in person at the physical meeting location. Shareholders or their proxies attending virtually online will be afforded the same rights and opportunities to vote, ask questions and participate as they would at an in-person Extraordinary General Meeting. In particular, shareholders may submit questions in advance of the Extraordinary General Meeting by following the instructions and rules of conduct on the Extraordinary General Meeting website. You can participate in the Extraordinary General Meeting and vote via live webcast by visiting            .

You can pre-register to attend the virtual Extraordinary General Meeting starting            , 2026 at            , Eastern Time (three business days prior to the meeting date). Enter the URL address into your browser https://www.cstproxy.com/vinehillcapital/2026, enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the Extraordinary General Meeting, you will need to log in again using your control number and will also be prompted to enter your control number if you vote during the Extraordinary General Meeting.

Shareholders who hold their investments through a bank, broker or other nominee will need to contact the Transfer Agent to receive a control number. If you plan to vote at the Extraordinary General Meeting you will need to have a legal proxy from your bank, broker or other nominee. If you would like to join and not vote, the Transfer Agent will issue you a guest control number with proof of ownership. In either case you must contact the Transfer Agent for specific instructions on how to receive the control number. The Transfer Agent can be contacted at (917) 262-2373 or via email at proxy@continentalstock.com. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have access to the internet, you can listen to the meeting by dialing 1 800-450-7155 (or +1 857-999-9155 if you are located outside the United States and Canada (standard rates apply)) and when prompted enter 2780164#. Please note that you will not be able to vote or submit questions at the Extraordinary General Meeting if you choose to participate telephonically.

You may attend, vote and examine the list of shareholders entitled to vote at the Extraordinary General Meeting by visiting https://www.cstproxy.com/vinehillcapital/2026 and entering the control number found on your proxy card, voting instruction form or notice included in the proxy materials.

Purpose of the Extraordinary General Meeting

At the Extraordinary General Meeting, Vine Hill is asking holders of Vine Hill Ordinary Shares to consider and vote upon:

•        the Business Combination Proposal. A current copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A;

•        the SPAC Merger Proposal;

•        the Organizational Document Proposal;

•        the Advisory Organizational Document Proposals;

•        the NTA Proposal; and

•        the Adjournment Proposal, if presented to the Extraordinary General Meeting.

Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Advisory Organizational Document Proposals and the NTA Proposal are conditioned on the approval of each of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation of the Vine Hill Board

The Vine Hill Board believes that the Business Combination Proposal and the other proposals to be presented at the Extraordinary General Meeting are in the best interests of Vine Hill and its shareholders. Accordingly, the Vine Hill Board unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the SPAC Merger Proposal, “FOR” the approval of the Organizational Document Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Document Proposals, “FOR” the NTA Proposal and “FOR” the approval of the Adjournment Proposal, if presented to the Extraordinary General Meeting.

Record Date; Who is Entitled to Vote

Vine Hill’s shareholders will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if they owned Vine Hill Ordinary Shares at the close of business on            , 2026, which is the “Record Date” for the Extraordinary General Meeting. Shareholders will have one vote for each Vine Hill Ordinary Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote, obtain a “legal proxy” from your broker, bank or nominee. Neither Vine Hill Public Warrants not Vine Hill Private Warrants have voting rights. As of the close of business on the Record Date for the Extraordinary General Meeting, there were            Vine Hill Ordinary Shares issued and outstanding, of which            were issued and outstanding Vine Hill Public Shares.

Sponsor and each director and officer of Vine Hill have agreed to vote in favor of the Business Combination and to waive their redemption rights in connection with the Closing with respect to any Vine Hill Ordinary Shares held by them. None of the Sponsor, directors or officers received separate consideration for their waiver of redemption rights. The Vine Hill Ordinary Shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the Record Date, the Sponsor owns            % of the issued and outstanding Vine Hill Ordinary Shares.

Quorum

A quorum of Vine Hill’s shareholders is necessary to hold a valid meeting. The presence, in person, virtually or by proxy, of shareholders holding one-third of the Vine Hill Ordinary Shares entitled to vote at the Extraordinary General Meeting constitutes a quorum at the Extraordinary General Meeting. Abstentions will be considered present for the purposes of establishing a quorum. The Sponsor owns        % of the issued and outstanding Vine Hill Ordinary Shares as of the Record Date, which will count towards this quorum. As a result, as of the Record Date, in addition to the Vine Hill Class B Shares of the Sponsor,            Vine Hill Public Shares would be required to be present at the Extraordinary General Meeting to achieve a quorum.

Abstentions and Broker Non-Votes

Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Extraordinary General Meeting and therefore will have no effect on the approval of the proposals voted upon at the Extraordinary General Meeting.

Under Nasdaq rules, if a shareholder holds their shares in “street” name through a bank, broker or other nominee and the shareholder does not instruct their broker, bank or other nominee how to vote their shares on a proposal, the broker, bank or other nominee has the authority to vote the shares in its discretion on certain “routine” proposals. However, banks, brokers and other nominees are not authorized to exercise their voting discretion on

“non-routine” proposals. This can result in a “broker non-vote,” which occurs on a proposal when: (i) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of shareholders; (ii) there are one or more “non-routine” proposals to be voted on at the meeting for which the bank, broker or other nominee does not have authority to vote without instructions from the beneficial owner of the shares; and (iii) the beneficial owner fails to provide the bank, broker or other nominee with voting instructions on a “non-routine proposal.

We believe that all of the proposals to be voted on at the Extraordinary General Meeting will be considered non-routine matters. As a result, if you hold your shares in street name, your bank, brokerage firm or other nominee cannot vote your shares on the proposals to be voted on at the Extraordinary General Meeting without your instruction.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution, being a resolution passed by the affirmative vote of at least a simple majority of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Business Combination Proposal at the Extraordinary General Meeting. The Business Combination does not require the approval of a majority of the unaffiliated securityholders of Vine Hill. The Business Combination Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Business Combination Proposal will have no effect, even if approved by the requisite holders of Vine Hill Ordinary Shares.

The approval of the SPAC Merger Proposal requires a special resolution under the Cayman Islands Companies Act and the Vine Hill Memorandum and Articles of Association, being a resolution passed by the affirmative vote of at least two-thirds of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the SPAC Merger Proposal at the Extraordinary General Meeting. The SPAC Merger Proposal is conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if any of the other Condition Precedent Proposals is not approved, the SPAC Merger Proposal will have no effect, even if approved by the requisite holders of Vine Hill Ordinary Shares.

The approval of the Organizational Document Proposal requires an ordinary resolution, being a resolution passed by the affirmative vote of at least a simple majority of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Organizational Document Proposal at the Extraordinary General Meeting. The Organizational Document Proposal is conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if any of the other Condition Precedent Proposals is not approved, the Organizational Document Proposal will have no effect, even if approved by the requisite holders of Vine Hill Ordinary Shares.

The approval of the Advisory Organizational Document Proposals requires an ordinary resolution, being a resolution passed by the affirmative vote of at least a simple majority of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Advisory Organizational Document Proposals at the Extraordinary General Meeting. The Advisory Organizational Document Proposals is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Advisory Organizational Document Proposals will have no effect, even if approved by the requisite holders of Vine Hill Ordinary Shares.

The approval of the NTA Proposal requires a special resolution under the Cayman Islands Companies Act and the Vine Hill Memorandum and Articles of Association, being a resolution passed by the affirmative vote of at least two-thirds of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the NTA Proposal at the Extraordinary General Meeting. The NTA Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the NTA Proposal will have no effect, even if approved by the requisite holders of Vine Hill Ordinary Shares.

The approval of the Adjournment Proposal requires an ordinary resolution, being a resolution passed by the affirmative vote of at least a simple majority of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Adjournment Proposal at the Extraordinary General Meeting. The Adjournment Proposal is not conditioned on the approval of any other proposal.

Voting Your Shares

If you were a holder of record of Vine Hill Ordinary Shares as of the close of business on the Record Date, you may vote with respect to the proposals in person (including virtually) at the Extraordinary General Meeting or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. Your proxy card shows the number of Vine Hill Ordinary Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted.

If you are a holder of record of the Vine Hill Ordinary Shares, including those shares held as a constituent part of Vine Hill Units, you may vote virtually at the Extraordinary General Meeting or by submitting a proxy for the Extraordinary General Meeting. Whether or not you plan to attend the Extraordinary General Meeting, Vine Hill urges you to vote by proxy to ensure your vote is counted. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. You may still attend the Extraordinary General Meeting and vote in person even if you have already voted by proxy.

If your Vine Hill Ordinary Shares, including those shares held as a constituent part of Vine Hill Units, are held in “street name” by a broker or other agent, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the Extraordinary General Meeting. However, since you are not the holder of record, you may not vote your shares virtually at the Extraordinary General Meeting unless you request and obtain a valid proxy from your broker or other agent. Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other nominee) who wish to attend the Extraordinary General Meeting must obtain a legal proxy by contacting their account representative at the bank, broker or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the online Extraordinary General Meeting. After contacting the Transfer Agent, a beneficial holder will receive an e-mail prior to the Extraordinary General Meeting with a link and instructions for entering the Extraordinary General Meeting online. Beneficial shareholders should contact the Transfer Agent at least five business days prior to the date of the Extraordinary General Meeting in order to ensure access.

Revoking Your Proxy

If you authorize a proxy, you may revoke it at any time at or before the Extraordinary General Meeting by doing any one of the following:

•        you may send another proxy card with a later date provided that it is received by Vine Hill before the scheduled time of the Extraordinary General Meeting or any adjournment thereof at which the person named in the proxy card proposes to vote;

•        you may notify Vine Hill’s CEO in writing to Vine Hill Capital Investment Corp, 500 E Broward Blvd, Suite 900, Fort Lauderdale, FL 33394, before the Extraordinary General Meeting that you have revoked your proxy which must be received by Vine Hill before the scheduled time of the Extraordinary General Meeting; or

•        you may attend the Extraordinary General Meeting, revoke your proxy and vote in person (including virtually), as indicated above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions about Voting Your Shares

If you are a Vine Hill shareholder and have questions about how to vote or direct a vote in respect of your Vine Hill Ordinary Shares, you may call Sodali & Co, Vine Hill’s Solicitation Agent, by calling (800) 662-5200 (toll-free) or if you are a bank or a broker, by calling (203) 658-9400 or by emailing VCIC.info@investor.sodali.com.

Redemption Rights

Pursuant to the Vine Hill Memorandum and Articles of Association, a Vine Hill Public Shareholder may request to redeem all or a portion of its Vine Hill Public Shares for cash if the Business Combination is consummated. As a holder of Vine Hill Public Shares, you will be entitled to receive cash for any Vine Hill Public Shares to be redeemed only if you:

1.      (i) hold Vine Hill Public Shares or (ii) hold Vine Hill Public Shares through Vine Hill Units and elect to separate your Vine Hill Units into the underlying Vine Hill Public Shares and Vine Hill Public Warrants prior to exercising your redemption rights with respect to the Vine Hill Public Shares;

2.      submit a written request to the Transfer Agent, including the legal name, phone number and address of the beneficial owner of the Vine Hill Public Shares for which redemption is requested, that Vine Hill redeem all or a portion of your Vine Hill Public Shares for cash; and

3.      deliver the share certificates for your Vine Hill Public Shares (if any) along with the redemption forms to the Transfer Agent, physically or electronically, through DTC.

Holders must complete the procedures for electing to redeem their Vine Hill Public Shares in the manner described above prior to the Redemption Deadline in order for their Vine Hill Public Shares to be redeemed.

For the purposes of the Vine Hill Memorandum and Articles of Association, the exercise of redemption rights will be treated as an election to have such Vine Hill Public Shares redeemed for cash and references in this proxy statement/prospectus to “redemption” or “redeeming” will be interpreted accordingly.

Vine Hill Public Shareholders may elect to redeem all or a portion of the Vine Hill Public Shares held by them, regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the Vine Hill Public Shares will be returned to the respective holder, broker, bank or other nominee. If the Business Combination is consummated and if a Vine Hill Public Shareholder properly exercises its redemption rights to redeem all or a portion of the Vine Hill Public Shares that it holds and timely delivers the certificates for its shares (if any) along with the redemption forms to the Transfer Agent, Holdco will redeem such Vine Hill Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the Closing, including interest earned on the funds held in the Trust Account and not previously released to Vine Hill (net of taxes paid or payable, if any). For illustrative purposes, as of September 30, 2025, this would have amounted to approximately $10.52 per issued and outstanding Vine Hill Public Share. If a Vine Hill Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Vine Hill Public Shares for cash and will no longer own Vine Hill Public Shares.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC (deposit withdrawal at custodian) system. The Transfer Agent will typically charge the tendering broker approximately $80, and it would be up to the broker to decide whether to pass this cost on to the redeeming shareholder. In the event the Business Combination is not consummated this may result in an additional cost to shareholders for the return of their Vine Hill Public Shares.

Any request for redemption, once made by a Vine Hill Public Shareholder, may not be withdrawn unless the Vine Hill Board determines (in its sole discretion) to permit such withdrawal of a redemption request (which it may do in whole or in part).

Any corrected or changed written exercise of redemption rights must be received by the Transfer Agent prior to the Redemption Deadline and, following such deadline, with Vine Hill’s consent, prior to the Extraordinary General Meeting. No request for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically through DTC) to the Transfer Agent by the Redemption Deadline.

Notwithstanding the foregoing, a Vine Hill Public Shareholder, together with any affiliate of such Vine Hill Public Shareholder or any other person with whom such Vine Hill Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Vine Hill Public

Shares with respect to more than an aggregate of 15% of the Vine Hill Public Shares sold in the Vine Hill IPO without the prior consent of Vine Hill. Accordingly, if a Vine Hill Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Vine Hill Public Shares sold in the Vine Hill IPO without the prior consent of Vine Hill, then any such shares in excess of that 15% limit would not be redeemed for cash.

Our Sponsor, officers and directors have agreed to, among other things, vote in favor of the Business Combination and waive their redemption rights in connection with the Closing with respect to any Vine Hill Ordinary Shares held by them. The Vine Hill Ordinary Shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the Record Date, the Sponsor owns         % of the issued and outstanding Vine Hill Ordinary Shares.

Holders of Vine Hill Public Warrants or Vine Hill Private Warrants will not have redemption rights with respect to the Vine Hill Class A Shares underlying such warrants.

The closing price of Vine Hill Public Shares on February 26, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus, was $10.63. As of            , 2026, the Record Date, funds in the Trust Account totaled $            million and were comprised entirely of U.S. government securities, within the meaning of Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by Vine Hill meeting conditions of Rule 2a-7 under the Investment Company Act, as determined by Vine Hill, until the earlier of (i) the consummation of a business combination and (ii) the distribution of the Trust Account.

Prior to exercising redemption rights, Vine Hill Public Shareholders should verify the market price of the Vine Hill Public Shares as they may receive higher proceeds from the sale of their Vine Hill Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. Vine Hill cannot assure its shareholders that they will be able to sell their Vine Hill Public Shares in the open market, even if the market price per share is higher than the Redemption Price, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their Vine Hill Public Shares.

Appraisal Rights under the Cayman Islands Companies Act

The Cayman Islands Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, Vine Hill Public Shareholders are still entitled to exercise the rights of redemption in respect to their Vine Hill Public Shares as detailed in this proxy statement/prospectus, and the redemption proceeds payable to Vine Hill Public Shareholders who exercise such redemption rights represent the fair value of those shares. The certainty provided by the redemption process may be preferable for Vine Hill Public Shareholders wishing to exchange their Vine Hill Public Shares for cash. See the section titled “The Business Combination Proposal — Appraisal Rights Under the Cayman Islands Companies Act” for additional information.

Holders of Vine Hill Public Warrants or Vine Hill Units do not have appraisal rights in respect to such securities in connection with the Business Combination under the Cayman Islands Companies Act.

Proxy Solicitation

Vine Hill is soliciting proxies on behalf of the Vine Hill Board. This proxy solicitation is being made by mail but also may be made by telephone or in person. Vine Hill has engaged Sodali & Co to assist in the solicitation of proxies for the Extraordinary General Meeting. Vine Hill and its directors and officers and employees may also solicit proxies in person. Vine Hill will ask banks, brokers and other institutions, nominees and fiduciaries to forward this proxy statement/prospectus and the related proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

Vine Hill will bear the entire cost of the proxy solicitation, including the preparation, assembly, printing, mailing and distribution of this proxy statement/prospectus and the related proxy materials. Vine Hill will pay Sodali & Co a fee of $27,500 plus disbursements, reimburse Sodali & Co for its reasonable out-of-pocket expenses and indemnify Sodali & Co and its affiliates against certain claims, liabilities, losses, damages and expenses for its services as Vine Hill’s proxy solicitor. Vine Hill will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding this proxy statement/prospectus and the related materials to Vine Hill’s shareholders. Vine Hill’s directors and officers and employees of Vine Hill who solicit proxies will not be paid additional compensation for soliciting.

Vine Hill Shareholders

As of            , 2026, the Record Date, there are 22,000,000 Vine Hill Public Shares issued and outstanding which may be redeemed in connection with the Extraordinary General Meeting and 7,333,334 Vine Hill Class B Shares issued and outstanding. In addition, there are 16,500,000 warrants of Vine Hill issued and outstanding, consisting of 11,000,000 Vine Hill Public Warrants and 5,500,000 Vine Hill Private Warrants. Each Vine Hill Public Warrant and Vine Hill Private Warrant is exercisable for one Vine Hill Class A Share (or, following the Business Combination, one Holdco Ordinary Share).

Potential Purchases of Vine Hill Public Shares

At any time prior to the Extraordinary General Meeting, during a period when they are not then aware of any material non-public information regarding Vine Hill, CoinShares or its or their securities, the Sponsor, directors, executive officers, advisors or their affiliates may purchase Vine Hill Public Shares in privately negotiated transactions or in the open market from shareholders who redeem or indicate an intention to redeem, their Vine Hill Public Shares or they may enter into transactions with such persons and others to provide them with incentives to acquire Vine Hill Public Shares. Any Vine Hill Public Shares purchased by the Sponsor or its affiliates would be purchased at a price no higher than the Redemption Price for the Vine Hill Public Shares. For illustrative purposes, as of September 30, 2025, this would have amounted to approximately $10.52 per Vine Hill Public Share. Any Vine Hill Public Shares so purchased would not be voted by the Sponsor or its affiliates at the Extraordinary General Meeting and would not be redeemable by the Sponsor or its affiliates.

The purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied or to provide additional equity financing. This may result in the completion of the Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or warrants owned by the Sponsor for nominal value.

However, other than as expressly stated in this proxy statement/prospectus, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Vine Hill Public Shares in such transactions. Vine Hill will file a Current Report on Form 8-K prior to the Extraordinary General Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of Vine Hill Class A Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of Vine Hill Class A Shares for which Vine Hill has received redemption requests.

Any such arrangements may have a depressive effect on the price of Holdco Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the market price and may therefore be more likely to sell the shares such investor or holder owns, either prior to or immediately after the Extraordinary General Meeting. The public “float” of Vine Hill Public Shares and the number of beneficial holders of Vine Hill’s securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of Vine Hill’s securities on a Stock Exchange.

THE BUSINESS COMBINATION PROPOSAL

Business Combination Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement. A current copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties to the Business Combination Agreement made to each other as of the Signing Date and/or other specific dates. The assertions and obligations embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also qualified in part by the underlying disclosure letters delivered by the parties (the “Disclosure Letters”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders. The Disclosure Letters were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the Record Date. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Vine Hill, CoinShares or any other matter.

Structure of the Business Combination

On September 8, 2025, Vine Hill, Holdco, SPAC Merger Sub and CoinShares entered into the Business Combination Agreement.

Pursuant to the Business Combination Agreement and subject to the terms and conditions set forth therein, (a) Vine Hill will merge with and into SPAC Merger Sub, with SPAC Merger Sub being the surviving entity as a direct, wholly-owned subsidiary of Holdco and with each Vine Hill shareholder receiving one Holdco Ordinary Shares for each Class A Share in accordance with the terms of the Business Combination Agreement and (b) SPAC Merger Sub will acquire CoinShares, with such acquisition being effected by the exchange of all CoinShares Shares for Holdco Ordinary Shares, pursuant to which CoinShares will become a direct, wholly-owned subsidiary of SPAC Merger Sub. As a result of the transactions, Vine Hill and CoinShares will become wholly-owned subsidiaries of Holdco and Holdco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law.

Business Combination Consideration

As consideration for the SPAC Merger, at the effective time of the SPAC Merger, (a) each issued and outstanding Vine Hill Class A Share (including each Vine Hill Class A Share issued upon the Sponsor Share Conversion (as defined below)) will be converted into one Holdco Ordinary Share and (b) each outstanding public warrant of Vine Hill (each, a “Vine Hill Public Warrant”) will be assumed by Holdco as a public warrant of Holdco (each, a “Holdco Warrant”), having substantially the same terms and conditions and exercisable for Holdco Ordinary Shares. As consideration for the Scheme of Arrangement, at the effective time of the Scheme of Arrangement, (w) each CoinShares Share that is issued and outstanding (other than the PIPE Shares (as defined below)) will be exchanged for the number of Holdco Ordinary Shares equal to the quotient obtained by dividing (i) (A) $1.2 billion divided by (B) the number of Fully Diluted Equity Securities (as defined below) (such quotient obtained by dividing (A) by (B), the “Equity Value Per Share”) by (ii) $10.00 (such quotient obtained by dividing (i) by (ii), the “Equity Exchange Ratio”); (x) each option to purchase CoinShares Shares (each, a “CoinShares Option”) that is issued and outstanding and has vested pursuant to its terms will be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the excess of the Equity Value Per

Share over the exercise price of such CoinShares Option that has vested by (ii) the number of CoinShares Shares underlying such CoinShares Option; (y) (i) each CoinShares Option that is unvested will be converted into an option to purchase a number of Holdco Ordinary Shares equal to the product obtained by multiplying (A) the number of CoinShares Shares underlying such CoinShares Option by (B) the Equity Exchange Ratio and (ii) the per share exercise price of each Holdco Ordinary Share issuable upon exercise of each such converted CoinShares Option will be equal to the quotient obtained by dividing (A) the exercise price per share of such CoinShares Option immediately before the effective time of the Scheme of Arrangement by (B) the Equity Exchange Ratio, subject to the same terms and conditions of such CoinShares Option prior to conversion; and (z) each PIPE Share will be exchanged for one Holdco Ordinary Share. “Fully Diluted Equity Securities” means (a) CoinShares Shares issued and outstanding immediately prior to the effective time of the Scheme of Arrangement (other than the PIPE Shares) and (b) CoinShares Shares that, immediately prior to the effective time of the Scheme of Arrangement, would be issued if CoinShares Options, whether vested or unvested, were net settled by withholding CoinShares Shares upon exercise.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties, which shall not survive the consummation of the Business Combination (the “Closing”). Many of the representations and warranties in the Business Combination Agreement are qualified by materiality, including the defined terms “CoinShares Material Adverse Effect” or “SPAC Material Adverse Effect.” “CoinShares Material Adverse Effect,” as used in the Business Combination Agreement, means, subject to certain exceptions specified in the Business Combination Agreement, any state of facts, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had or would reasonably be expected to have, a materially adverse effect on (a) the business, assets, financial condition or results of operations of the Group Companies, taken as a whole; or (b) the ability of CoinShares or Holdco, as applicable, to perform its obligations under the Business Combination Agreement or to consummate the Business Combination. “SPAC Material Adverse Effect,” as used in the Business Combination Agreement, means, subject to certain exceptions specified in the Business Combination Agreement, any state of facts, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had or would reasonably be expected to have, a materially adverse effect on (a) the business, assets, financial condition or results of operations of SPAC; or (b) the ability of SPAC to perform its obligations under the Business Combination Agreement or to consummate the Business Combination. Certain of the representations and warranties in the Business Combination Agreement are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

Covenants and Agreements

The Business Combination Agreement also contains customary pre-Closing covenants of the parties, including obligations of the parties to operate their respective businesses, in all material respects, in the ordinary course of business consistent with past practice and to refrain from taking certain specified actions without the prior written consent of CoinShares, with respect to Vine Hill and Vine Hill, with respect to CoinShares, Holdco and SPAC Merger Sub, in each case, subject to certain exceptions and qualifications. Additionally, the parties have agreed not to solicit, initiate, assist, negotiate or enter into competing transactions, as further provided in the Business Combination Agreement. The covenants do not survive the Closing (other than those that are to be performed after the Closing).

Each of CoinShares, Holdco and/or SPAC Merger Sub, as applicable, has also agreed, (a) as promptly as practicable after the execution of the Business Combination Agreement, to apply to the Royal Court of Jersey for an order convening a meeting of CoinShares Shareholders with respect to the Scheme of Arrangement and related matters and an Act of the Court sanctioning the Scheme of Arrangement and related matters and (b) no later than ten days after the of which this proxy statement/prospectus forms a part is effective in accordance with the Securities Act, to call, convene and hold an extraordinary general meetings of CoinShares Shareholders to approve, under Jersey law and as ordered by the Royal Court of Jersey, among other things, the Scheme of Arrangement. In furtherance of the foregoing and CoinShares’ obligations under the Shareholder Support Agreement (as defined below), as promptly as practicable following the date of the Business Combination Agreement, CoinShares has agreed to take all such actions as are necessary, proper or advisable to obtain the approvals of the CoinShares Shareholders described above, including, without limitation, the execution of voting agreements or additional Shareholder Support Agreements.

Closing Conditions

Under the Business Combination Agreement, the obligations of the parties to consummate (or cause to be consummated) the Business Combination are subject to the satisfaction of or waiver by all parties to the Business Combination Agreement (to the extent permitted by applicable law) of, a number of customary conditions, including, among other things: (i) approval by Vine Hill’s shareholders of the Condition Precedent Proposals; (ii) approval by CoinShares Shareholders of the Scheme of Arrangement; (iii) receipt of certain specified regulatory approvals, including, without limitation, expiration or termination of any waiting period under the Hart-Scott-Rodino Act; (iv) consummation of the Business Combination not being prohibited or enjoined by any order, rule, regulation or other applicable law; (v) absence of any secured creditors of Vine Hill; (vi) Holdco Ordinary Shares having been approved for listing on Nasdaq (or any other public stock market or exchange in the United States as may be agreed by CoinShares and Vine Hill), subject to official notice of issuance thereof; (vii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part in accordance with the Securities Act and absence of any stop order issued by the SEC which remains in effect with respect to the registration statement of which this proxy statement/prospectus forms a part; and (viii) the Royal Court of Jersey sanctioning the Scheme of Arrangement and the submission by CoinShares of the court’s order to the Registrar of Companies of Jersey for registration.

The obligations of Vine Hill to consummate the Business Combination are also subject to, the satisfaction or waiver by Vine Hill of a number of conditions, including, among other things: (i) the respective representations and warranties of CoinShares, Holdco and SPAC Merger Sub being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement; (ii) material performance or compliance by CoinShares, Holdco and SPAC Merger Sub with their respective pre-Closing covenants; (iii) no CoinShares Material Adverse Effect having occurred since the date of the Business Combination Agreement that is continuing; and (iv) material performance by CoinShares and the Key CoinShares Shareholders (as defined below) with their respective pre-Closing covenants under the Shareholder Support Agreement (as defined below).

The obligations of CoinShares, Holdco and SPAC Merger Sub to consummate the Business Combination are also subject to, the satisfaction or waiver by CoinShares of a number of conditions, including among other things: (i) no information having been made public by Vine Hill or otherwise made available to CoinShares, Holdco or SPAC Merger Sub by Vine Hill, being materially inaccurate, incomplete or misleading in any material respect and Vine Hill having made public all material information which is required to be made public under applicable law; (ii) no state of facts, changes, circumstances, occurrences, events or effects having occurred that has had or would reasonably be expected to have, a materially adverse effect on (a) the business, assets, financial condition or results of operations of Vine Hill or (b) the ability of Vine Hill to perform its material obligations under the Business Combination Agreement or to consummate the Business Combination, in each case, subject to certain exceptions; (iii) none of Vine Hill or the Sponsor having (x) taken any action that is likely to impair the prerequisites for the Closing or (y) failed to take any action the failure of which is likely to impair the prerequisites for the Closing; and (iv) completion of the Vine Hill Private Warrant Cancellation.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing, among other things: (i) by mutual written agreement of Vine Hill and CoinShares at any time, (ii) by either Vine Hill or CoinShares if the Business Combination shall not have been consummated by June 8, 2026; (iii) by either Vine Hill or CoinShares if a Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Business Combination, including the Mergers, which Order or other action is final and non-appealable; (iv) by CoinShares, upon notice and subject to specified conditions with respect to cure of relevant defaults, if any information made public by Vine Hill or otherwise made available to CoinShares, Holdco or SPAC Merger Sub by Vine Hill, is inaccurate, incomplete or misleading in any material respect or if Vine Hill has failed to make public all information which is required to be made public under applicable law; (v) by Vine Hill, upon notice and subject to specified conditions with respect to cure of relevant defaults, upon a breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of CoinShares, Holdco or SPAC Merger Sub or if any representation or warranty of CoinShares shall have become untrue, in each case, such that the conditions would not be satisfied; (vi) by either Vine Hill or CoinShares if the approval by Vine Hill’s shareholders of the Condition Precedent Proposals has not been obtained; or (vii) by either Vine Hill or CoinShares if the approval by CoinShares Shareholders of, among other things, the Scheme of Arrangement, has not been obtained.

None of the parties to the Business Combination Agreement is required to pay a termination fee or reimburse any other party for its expenses as a result of a termination of the Business Combination Agreement. However, each party will remain liable for willful breaches of the Business Combination Agreement or for Fraud prior to termination. Notwithstanding the foregoing, CoinShares will bear all fees, costs and expenses incurred by any party in connection with the filing of the registration statement of which this proxy statement/prospectus forms a part with the SEC and submitting a listing application for Holdco securities to Nasdaq (or any other public stock market or exchange in the United States as may be agreed by CoinShares and Vine Hill), regardless of whether the Closing occurs. Additionally, following the Closing, Holdco will be required to reimburse or pay or cause to be reimbursed or paid, all expenses of the parties, provided that expenses of Vine Hill (subject to certain exceptions) shall only be reimbursed up to an amount of $4,000,000.

Waiver and Amendments

At any time prior to Closing, any party to the Business Combination Agreement may, by approval by their respective board of directors or other officers or persons duly authorized: (i) extend the time for the performance of the obligations or acts of the other party; (ii) waive any inaccuracies in the representations and warranties (of the other party) that are contained in the Business Combination Agreement; or (iii) waive compliance by the other party with any of the agreements or conditions contained in the Business Combination Agreement. The Business Combination Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the party to the Business Combination Agreement granting such extension or waiver.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and is incorporated herein by reference.

Vine Hill’s Sponsor

The Sponsor, Vine Hill Capital Sponsor I LLC, is a Delaware limited liability company, which was recently formed to invest in our company. Although our sponsor is permitted to undertake any activities permitted under the Delaware Limited Liability Company Act and other applicable law, Vine Hill’s Sponsor’s business is focused on investing in our company. Vine Hill’s Chief Executive Officer, Nicholas Petruska, is the sole managing member of the Sponsor and controls the management of the Sponsor, including the exercise of voting and investment discretion over the securities of our company held by the Sponsor. As of the date of this prospectus, other than Messrs. Seavers, Petruska and Zlotnitsky, no other person has a direct or indirect material interest in the Sponsor. Messrs. Seavers, Petruska and Zlotnitsky own membership interests in the Sponsor, which represent approximately 70% of the economic interests in the Sponsor. In addition, our other independent directors will receive for their services as a director an indirect interest in the Vine Hill Class B Shares through membership interests in the Sponsor. Vine Hill’s special advisor is also a member in the Sponsor. Other than Vine Hill’s management team, none of the other members of our sponsor will participate in our company’s activities. the Sponsor’s roles and responsibilities included organizing, directing and managing the business and affairs of Vine Hill until the Vine Hill IPO. Currently, the Sponsor assists Vine Hill with seeing an initial business combination and providing Vine Hill with office space, administrative and shared personnel support services.

For more information about the Sponsor and the agreements that the Sponsor has entered into with Vine Hill, please see the section of this proxy statement/prospectus entitled “Information About Vine Hill — Sponsor Information” and “Certain Relationships and Related Party Transactions — Vine Hill Related Party Transactions.”

Certain Agreements Related to the Business Combination

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements. The full text of the Related Agreements or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Vine Hill’s shareholders and other interested parties are urged to read such Related Agreements in their entirety prior to voting on the proposals presented at the Extraordinary General Meeting.

Sponsor Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, Vine Hill entered into a Sponsor Support Agreement with the Sponsor, CoinShares and Holdco (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed (i) to vote its Vine Hill Ordinary Shares in favor of the Business Combination and all related transactions and proposals and withhold consent for any action that may result in breach of the Business Combination Agreement or otherwise impair the Closing, (ii) to waive any rights to adjustment or other anti-dilution or similar protections with respect to the rate that the Vine Hill Class B Shares held by the Sponsor will convert into Vine Hill Class A Shares in connection with the Business Combination and related transactions, (iii) not to transfer, redeem or cause the redemption of any of the Vine Hill Class B Shares or Vine Hill Class A Shares held by the Sponsor prior to or in connection with the consummation of the Business Combination, (iv) to forfeit and surrender the Sponsor Forfeited Shares, (v) to effect the Vine Hill Private Warrant Cancellation, (vi) to consummate the Sponsor Share Conversion one day prior to the effective time of the SPAC Merger, (vii) to release any claims against Vine Hill, Holdco, CoinShares and SPAC Merger Sub with respect to any matter arising prior to the Closing, subject to customary exceptions and existing contractual rights and (viii) to cause to be forgiven, for no consideration, any loans made to Vine Hill by the Sponsor, any member of Vine Hill or the Sponsor’s respective management teams or any other person.

Shareholder Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, a group of CoinShares Shareholders (the “Key CoinShares Shareholders”) holding at least 75% of the outstanding CoinShares Shares entered into a Shareholder Support Agreement with Vine Hill, Holdco, CoinShares and SPAC Merger Sub (the “Shareholder Support Agreement”), pursuant to which, among other things, such Key CoinShares Shareholders agreed (i) to vote in favor of the Business Combination and all related transactions and proposals and withhold consent for any action that may result in breach of the Business Combination Agreement or otherwise impair the Closing, (ii) to waive any preemption rights or similar protections with respect to their CoinShares Shares in connection with the Business Combination and related transactions and (iii) not to transfer, redeem or cause the redemption of any of CoinShares Shares held by such Key CoinShares Shareholders prior to or in connection with the consummation of the Business Combination, subject to customary exceptions and existing contractual rights. The approval of the Scheme of Arrangement will also require the favorable vote of a majority of the total number of CoinShares Shareholders named on the register of shareholders.

Lock-Up Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Sponsor and the Key CoinShares Shareholders (the “Lock-Up Parties” and each, a “Lock-Up Party”) entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with Holdco and Vine Hill, pursuant to which the Lock-Up Parties agreed that the Holdco Ordinary Shares received by each such Lock-Up Party will be locked up and subject to transfer restrictions, as described below, subject to certain exceptions. The Holdco Ordinary Shares held by each Lock-Up Party will be locked up until the earlier of (i) six (6) months after the date of the Closing (the “Anniversary Release”) and (ii) the date on which Holdco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of Holdco’s shareholders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property. Beginning on the date that is 90 days after the Closing Date, any CoinShares Shareholder prior to the Business Combination that is subject to a Lock-Up Agreement other than any executive officer, founder or director of Holdco or their respective affiliates, may transfer up to 20% of their respective Holdco Ordinary Shares, so long as the closing sales price of the Holdco Ordinary Shares equals or exceeds $18.00 per share for at least 20 trading days within any 30 consecutive trading day period commencing any time 60 days after the Closing Date. Any CoinShares Shareholder prior to the Business Combination that is subject to a Lock-Up Agreement may transfer all of their respective Holdco Ordinary Shares, so long as the closing sales price of the Holdco Ordinary Shares equals or exceeds $22.00 per share for at least 20 trading days within any 30 consecutive trading day period commencing any time after the Closing Date.

Amended and Restated Registration Rights Agreement

At the Closing, Holdco, SPAC Merger Sub, the Sponsor and certain holders of Holdco Ordinary Shares will amend and restate the Registration Rights Agreement, dated as of September 5, 2024, by entering into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”). Among other things, the A&R Registration Rights Agreement will provide that the Sponsor and such other holders will be granted certain customary registration rights, on the terms and subject to the conditions set forth in the A&R Registration Rights Agreement, with respect to securities of Holdco that they will hold following the Business Combination.

Background of the Business Combination

Vine Hill is a blank check company incorporated as a Cayman Islands exempted company on May 24, 2024, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. The proposed Business Combination is a product of Vine Hill’s multi-faceted expertise, investing and operating experience, and broad network of relationships. The terms of the Business Combination Agreement were the result of extensive arm’s-length negotiations between Vine Hill and CoinShares (and their respective affiliates and advisors discussed below). The following is a brief description of the background of these negotiations.

In two closings on September 9 and 12, 2024, Vine Hill consummated its IPO of 22,000,000 Units at $10.00 per Unit, generating gross proceeds to Vine Hill of $220,000,000. On September 9, 2024, Vine Hill also completed a private placement of 5,500,000 private placement warrants with Vine Hill Capital Sponsor I LLC (the “Sponsor”) at a price of $1.00 per warrant generating gross proceeds to Vine Hill of $5,500,000.

Prior to the consummation of the Vine Hill IPO, neither Vine Hill, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with Vine Hill.

After completing the Vine Hill IPO, Vine Hill commenced an active search for businesses or assets to acquire for the purpose of consummating an initial business combination. Vine Hill management reviewed self-generated ideas and ideas generated by the Vine Hill Board; explored ideas with Stifel, Nicolaus & Company, Incorporated (“Stifel”), the underwriter for the Vine Hill IPO; considered transactions sourced through various investment banking and advisory firms; and contacted, and were contacted by, a number of individuals and entities with respect to a significant number of business combination opportunities, including business and asset owners, management teams and financial advisors, in a diverse range of sectors, including but not limited to, digital assets, utilities, utility services, education, digital marketing, financial services, healthcare, technology and technology infrastructure, government services, industrials, business services, maritime, construction services, and automotive.

Representatives of Vine Hill engaged in extensive due diligence and multiple detailed discussions directly with the senior executives and/or stockholders of numerous potential business combination partners as part of its overall business combination evaluation process. During the process that led to identifying CoinShares as an attractive business combination target, Vine Hill’s management team evaluated more than 93 potential business combination targets and held management meetings with approximately 53 potential business combination targets, and held active discussions regarding the potential for a business combination transaction with such parties regarding such potential business combination targets to discuss the potential for a business combination transaction. Vine Hill entered into non-disclosure agreements with 31 potential business combination targets and submitted 14 non-binding proposals. Vine Hill did not enter into an exclusivity period or letter of intent with any target other than CoinShares due to other potential targets either determining not to progress to a business combination with any SPAC, or seeking terms that were not deemed to be attractive to Vine Hill, including valuations that Vine Hill did not believe would be supported in the public markets, or businesses that Vine Hill determined were not sufficiently mature in their development for public investment. Vine Hill believes it was able to evaluate a large number of potential targets due to the agility and quality of its management team, its network of industry, private equity, credit fund and lending community relationships, as well as relationships with management teams of public and private companies, investment bankers, restructuring advisors, attorneys and accountants, as well as its proactive, thematic sourcing strategy.

Following the consummation of the Vine Hill IPO, Vine Hill dedicated significant time and resources to exploring opportunities in the digital asset sector. As a result, Vine Hill reviewed or made contact with, or was contacted by, representatives of numerous companies and evaluated more than six potential business combination targets in such industry.

Beginning on the date of the completion of the Vine Hill IPO and through the signing of the Business Combination Agreement, Vine Hill’s management team (including Nicholas Petruska, Vine Hill’s Chief Executive Officer, and Daniel Zlotnitsky, Vine Hill’s Chief Financial Officer), members of the Vine Hill Board participated in periodic video and teleconference meetings, including all members of Vine Hill’s management team participating in weekly meetings, to discuss matters relating to potential business combination opportunities for Vine Hill. Such meetings were intended to keep Vine Hill’s management and its advisors apprised of the status of Vine Hill’s efforts to identify, evaluate and engage in discussions with potential business combination targets.

Such periodic meetings continued after CoinShares and Vine Hill agreed to exclusivity, and during such periods the focus of such meetings turned to updates concerning Vine Hill’s negotiation of potential business combination terms and definitive transaction documents and other related matters.

The Vine Hill team was initially introduced to the CoinShares opportunity via Stifel prior to March 13, 2025, on which date members of Vine Hill’s management first met with members of CoinShares’ management. Subsequent to this meeting, Vine Hill’s management conducted due diligence review of CoinShares, including an in-person presentation by CoinShares’ management and multiple due diligence teleconference calls involving various CoinShares employees, as well as a due diligence teleconference call attended by members of CoinShares’ legal counsel, White & Case LLP (“White & Case”), and Vine Hill’s legal counsel, Paul Hastings LLP (“Paul Hastings”).

On March 19, 2025, Vine Hill’s management first discussed the CoinShares opportunity with members of the Vine Hill Board at a meeting held to discuss sourcing updates and potential business combination opportunities then being pursued.

On April 25, 2025, Vine Hill submitted to CoinShares an initial non-binding letter of intent highlighting Vine Hill’s interest in a potential business combination transaction with CoinShares, background information on Vine Hill and potential parameters of a potential business combination transaction. This initial non-binding letter of intent provided that it was subject to further due diligence review and indicated an enterprise value for CoinShares of $1.0 billion, which would have resulted in the issuance of 100.0 million Holdco Ordinary Shares to CoinShares equity holders upon the closing of the proposed business combination transaction, assuming no net debt. This initial enterprise value reflected Vine Hill’s management team’s preliminary evaluation of CoinShares’ business and strategy based on the due diligence information that had been provided to Vine Hill at that time. The initial non-binding letter of intent also contemplated (i) that the parties intend to secure additional financing from one or more investors, (ii) use of up to 1.833 million Founder Shares to induce a committed financing and (iii) an agreement by the Sponsor to forfeit up to 1,833,333 Founder Shares, to the extent that such shares were not otherwise utilized, to incentivize participation in financing transactions associated with the proposed Business Combination or secure non-redemption agreements from Vine Hill Public Shareholders, subject to certain conditions.

After April 25, 2025, and continuing through the execution of the LOI, Vine Hill also discussed the potential Business Combination with representatives of Stifel, including discussions regarding potential market receptivity and other capital markets considerations.

On May 7, 2025, following ongoing discussions among representatives of Vine Hill and CoinShares, Vine Hill sent a revised non-binding letter of intent to CoinShares. This revised non-binding letter of intent contemplated (i) an enterprise value for CoinShares of $1.2 billion, (ii) use of up to 2.933 million Founder Shares to induce a committed financing and (iii) an agreement by the Sponsor to forfeit up to 2,933,333 Founder Shares, to the extent that such shares were not otherwise utilized, to incentivize participation in financing transactions associated with the proposed Business Combination or secure non-redemption agreements from Vine Hill Public Shareholders, subject to certain conditions.

On May 22, 2025, members of Vine Hill’s management team had a video conference call with representatives of Bryan, Garnier & Co Limited (“Bryan Garnier”) and Stifel to further discuss the letter of intent. On June 2, 2025, Stifel acquired Bryan Garnier.

On June 2, 2025, a representative of Stifel, on behalf of CoinShares, delivered to members of Vine Hill’s management team a revised draft of the letter of intent reflecting comments from CoinShares and its legal counsel, White & Case. This revised non-binding letter of intent contemplated (i) a pre-money equity value for CoinShares of $1.2 billion (which was a change from the $1.2 billion expressed as enterprise value in the prior non-binding letter of intent and corresponded to a pro forma enterprise value of $920.8 million, as further discussed below under the subheading “Guideline Company Analyses”), (ii) use of up to 2.933 million Founder Shares to induce a committed financing, (iii) a condition that, upon closing, Holdco shall have a minimum public float at a to-be-negotiated level, (iv) an agreement by the Sponsor to forfeit up to 2,933,333 Founder Shares, to the extent that such shares were not otherwise utilized, to incentivize participation in financing transactions associated with the proposed Business Combination or secure non-redemption agreements from Vine Hill Public Shareholders, subject to certain conditions, (v) a mechanism for Vine Hill’s transaction expenses to be capped at a to-be-negotiated level and (vi) a requirement that the Sponsor will convert its Vine Hill Private Warrants into Vine Hill Ordinary Shares at a to-be-negotiated level.

On June 3, 2025, a member of Vine Hill’s management team delivered to Stifel, on behalf of CoinShares, a revised draft of the letter of intent reflecting comments from Vine Hill and its legal counsel, Paul Hastings. This revised non-binding letter of intent contemplated (i) a pre-money equity value for CoinShares of $1.2 billion, (ii) use of up to 2.933 million Founder Shares to induce a committed financing, (iii) a condition that, upon closing, Holdco shall have a minimum public float of 10.0 million shares, (iv) an agreement by the Sponsor to forfeit up to 2,933,333 Founder Shares, to the extent that such shares were not otherwise utilized, to incentivize participation in financing transactions associated with the proposed Business Combination or secure non-redemption agreements from Vine Hill Public Shareholders, subject to certain conditions, (v) a mechanism for Vine Hill’s transaction expenses to be capped at $7.5 million and (vi) a requirement that the Sponsor will convert its Vine Hill Private Warrants into Vine Hill Ordinary Shares at a to-be-negotiated level.

On June 5, 2025, a representative of Stifel, on behalf of CoinShares, delivered to members of Vine Hill’s management team a revised draft of the letter of intent reflecting comments from CoinShares and White & Case. This revised non-binding letter of intent contemplated (i) a pre-money equity value for CoinShares of $1.2 billion (ii) use of up to 2.933 million Founder Shares by Vine Hill’s Founders, to induce a committed financing, (iii) a carve-out from exclusivity to engage in discussions with potential investors for a committed financing, (iv) a closing condition that upon closing Holdco shall have a minimum public float of 10.0 million shares, (v) an agreement by the Sponsor to forfeit up to 2,933,333 Founder Shares, to the extent that such shares were not otherwise utilized, to incentivize participation in financing transactions associated with the proposed Business Combination or secure non-redemption agreements from Vine Hill Public Shareholders, subject to certain conditions, (vi) established a mechanism for SPAC transaction expenses to be capped at $5.5 million, (vii) included a requirement that the Sponsor will convert its Private Placement Warrants into Common Shares at a 10:1 level, and (viii) proposed that Sponsor would appoint one director, and CoinShares would appoint all other directors, to the post-Closing board of directors of Holdco.

Between June 5, 2025, and June 21, 2025, Vine Hill continued to conduct due diligence review of CoinShares, and Vine Hill and CoinShares continued to exchange revised drafts of the letter of intent, however commercial terms were not altered from the June 5, 2025, version.

On June 21, 2025, after further discussions and conference calls, Vine Hill and CoinShares agreed upon and executed a final version of the non-binding letter of intent (the “LOI”), reflecting the discussions among the parties and their respective advisors and legal counsel over the prior days. The LOI contemplated, among other things: (i) a proposal to acquire 100% of CoinShares, (ii) a proposed pre-money equity value of CoinShares of $1.2 billion, assuming a per share price of $10.00 for shares of Holdco Ordinary Shares, (iii) that the parties would evaluate the possibility of raising additional financing in connection with the proposed Business Combination, (iv) an agreement by the Sponsor to forfeit up to 2,933,333 Founder Shares to the extent that such shares were not otherwise utilized to incentivize participation in financing transactions associated with the proposed Business Combination or secure non-redemption agreements from Vine Hill Public Shareholders, subject to certain conditions; (v) an agreement by the Sponsor to convert its 5.5 million Vine Hill Private Warrants into 550,000 Founder Shares; (vi) an agreement that Vine Hill’s transaction expenses will be capped at $5.5 million; and (vii) that the obligations of CoinShares to consummate the Business Combination would be subject to a condition of Holdco having a public float of at least 10.0 million shares upon closing. The LOI also provided for a 75-day mutual exclusivity period, subject to an additional 15-day extension. Additionally, the LOI provided for the post-Closing governance and composition of the board of directors of Holdco, which shall consist of five directors, two of which will be designated by CoinShares and three of which will be independent directors designated by Vine Hill who will be subject to the approval of CoinShares. Vine Hill and CoinShares agreed that compensatory arrangements for executive officers and directors of Holdco would be determined by the Holdco board of directors following the closing of the Business Combination, with assistance of a compensation consultant. Upon the parties’ agreement of the pre-money equity value of CoinShares and per share price of $10.00 as set forth in the LOI, there were no further negotiations relating to the implied equity value to be retained by the Vine Hill Public Shareholders based on such pre-money equity value and the proposed capitalization of the combined company.

Commencing on June 30, 2025, CoinShares provided access to certain CoinShares documents and information regarding CoinShares to Vine Hill and its advisors. During this time, representatives of Vine Hill and CoinShares were in frequent contact regarding information requests about CoinShares as part of Vine Hill’s due diligence process. Vine

Hill also utilized third-party advisors in connection with its due diligence review of CoinShares, including Appleby (Jersey) LLP, Jersey legal counsel to Vine Hill (“Appleby Jersey”), Advokatfirman Hammarskiöld & Co, Swedish legal counsel to Vine Hill (“Hammarskiöld”), and Paul Hastings.

During the week of June 30, 2025, and through August 24, 2025, Vine Hill continued its due diligence review of CoinShares, including its review of materials uploaded to CoinShares’ virtual data room, submission of incremental due diligence requests and discussions with Paul Hastings as to legal due diligence.

On July 10, 2025, the management directors of the Vine Hill Board and the other members of the Vine Hill Board met via videoconference and were joined by representatives of Paul Hastings. At the meeting, Vine Hill’s management updated the Vine Hill Board on the potential Business Combination, including discussions regarding the general timetable and the proposed terms of the Business Combination. The Vine Hill Board discussed the engagement of Stifel as placement agent for the financing relating to the transaction, including with respect to a potential conflict of interest Stifel had in connection with the proposed Business Combination. At the meeting, the nature of the potential conflict of interest was discussed, including the facts that (i) CoinShares had previously engaged Bryan Garnier to provide strategic advisory services in January 2025 and had more specifically confirmed Bryan Garnier’s engagement with respect to potential business combinations with a SPAC in April 2025 and (ii) on June 2, 2025, Stifel acquired Bryan Garnier. Following this discussion, the Vine Hill Board approved Stifel’s engagement as placement agent for the financing relating to the transaction, as well as the waiver of the potential conflict of interest arising from such engagement. The Vine Hill Board also discussed fairness opinions obtained in the context of SPAC business combinations and the considerations with respect to obtaining a fairness opinion in connection with the potential Business Combination. The Vine Hill Board did not determine whether or not to obtain a fairness opinion in connection with the potential Business Combination.

On July 18, 2025, Stifel and Vine Hill entered into a letter agreement, which was acknowledged and agreed to by CoinShares, engaging Stifel as financing agent for Vine Hill, reflecting the parties’ understanding and consent to any potential conflict of interest in relation to Stifel’s provision of services to both Vine Hill and CoinShares and waiving Stifel’s right to a deferred underwriting fee in connection with the Vine Hill IPO.

On July 18, 2025, Stifel and CoinShares entered into a letter agreement consenting to Stifel providing services to Vine Hill.

On July 19, 2025, White & Case delivered an initial draft of the Business Combination Agreement to Paul Hastings.

On July 24, 2025, the Vine Hill management team had a video conference call with Paul Hastings to discuss the material terms of the initial draft of the Business Combination Agreement in preparation of returning a revised draft of the Business Combination Agreement to White & Case and CoinShares.

On July 26, 2025, Paul Hastings circulated to White & Case a revised draft of the Business Combination Agreement, reflecting revisions to the provisions relating to SPAC transaction expenses and the calculation of the minimum requisite public float of Holdco as of immediately prior to the closing of the Business Combination. As set forth in the LOI, all SPAC transaction expenses were to be paid by CoinShares, subject to a $5.5 million cap, and during subsequent discussions CoinShares took the position that SPAC transaction expenses paid prior to the closing of the Business Combination should be subject to this cap, while Vine Hill took the position that any SPAC transaction expenses paid prior to closing as expenses were to be borne by SPAC and therefore should not be subject to the cap applicable to SPAC transaction expenses payable by CoinShares. As further set forth in the LOI, CoinShares sought to improve the liquidity of CoinShares ordinary shares with the requirement of a minimum public float, while Vine Hill sought to increase certainty of closing of the Business Combination as a significant level of redemptions of Vine Hill Public Shares could result in a failure to satisfy the minimum public float condition.

Between July 26, 2025, and continuing until September 6, 2025, representatives of White & Case and Paul Hastings continued to exchange drafts and meet frequently via teleconference calls to negotiate the final terms of the principal agreements for the proposed business combination transaction, including the Business Combination Agreement, the Shareholder Support Agreement, the Sponsor Support Agreement, the Registration Rights Agreement and the Lock-Up Agreement, as well as other ancillary documents. Representatives of such firms also continued work on documents related to the potential financing transaction.

On July 31, 2025, White & Case circulated to Paul Hastings a revised draft of the Business Combination Agreement, reflecting revisions that removed shares issued in connection with the PIPE Investment from the calculation of the public float of Holdco as of immediately prior to the closing of the Business Combination as such shares would not be publicly traded at the time of the closing and subjected Vine Hill transaction expenses payable upon the closing of the Business Combination to a cap.

On August 2, 2025, the Vine Hill management team had a video conference call with Paul Hastings to discuss the material terms of the initial draft of the Business Combination Agreement in preparation of returning a revised draft of the Business Combination Agreement to White & Case and CoinShares.

On August 3 and 4, 2025, Paul Hastings circulated to White & Case a revised draft of the Business Combination Agreement, reflecting continued revisions relating to the calculation of the public float of Holdco as of immediately prior to the closing of the Business Combination and Vine Hill transaction expenses subject to a cap.

On August 6 and 7, 2025, White & Case circulated to Paul Hastings revised drafts of the Business Combination Agreement, reflecting a revised proposal for the treatment of CoinShares options at the closing of the Business Combination and continued revisions relating to the calculation of the public float of Holdco as of immediately prior to the closing of the Business Combination and Vine Hill transaction expenses subject to a cap.

On August 8, 2025, Paul Hastings circulated to White & Case a revised draft of the Business Combination Agreement.

On August 10 and 12, 2025, White & Case circulated to Paul Hastings revised drafts of the Business Combination Agreement.

On August 11, 2025, White & Case circulated to Paul Hastings an initial draft of the Sponsor Support Agreement and Registration Rights Agreement.

On August 14, 2025, White & Case circulated to Paul Hastings an initial draft of the Lock-Up Agreement.

Also, on August 14, 2025, Paul Hastings circulated to White & Case a revised draft of the Business Combination Agreement and an initial draft of the Shareholder Support Agreement.

On August 15, 2025, the management directors of the Vine Hill Board and the other members of the Vine Hill Board met via teleconference with representatives of Appleby (Cayman) Ltd., Cayman Islands legal counsel to Vine Hill (“Appleby Cayman”). Appleby Cayman reviewed the fiduciary duties of the Vine Hill Board under Cayman Islands law and in particular, the requirement of a fairness opinion in connection with the potential Business Combination. After such presentation and discussion among the members of the Vine Hill Board and Vine Hill’s management team, the Vine Hill Board determined not to obtain a fairness opinion as it concluded that Vine Hill’s management’s and the Vine Hill Board’s experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination and its terms.

On August 16, 2025, Paul Hastings circulated to White & Case revised drafts of the Sponsor Support Agreement, Lock-Up Agreement and Registration Rights Agreement.

On August 18, 2025, White & Case circulated to Paul Hastings a revised draft of the Business Combination Agreement.

On August 21, 2025, Paul Hastings circulated to White & Case a revised draft of the Business Combination Agreement.

On August 23, 2025, White & Case circulated to Paul Hastings a revised draft of the Sponsor Support Agreement.

Later that day, on August 23, 2025, Paul Hastings circulated to White & Case a revised draft of the Sponsor Support Agreement.

On August 25, 2025, the Vine Hill Board met via videoconference and were joined by members of Vine Hill’s management team and representatives of Paul Hastings, Appleby Cayman, Appleby Jersey and Stifel. At the meeting, Appleby Cayman reviewed the fiduciary duties of the Vine Hill Board in connection with evaluating and approving the proposed business combination transaction in accordance with Cayman Islands law. Stifel then discussed the general IPO market, recent IPO precedents in the digital asset sector and the relative valuation of CoinShares. Stifel also discussed the SPAC PIPE market and the PIPE process in connection with the proposed transaction, including the investor outreach and potential PIPE investors. Following such discussion, Stifel began coordinating the marketing and negotiation process regarding the proposed PIPE Investment, including identifying the proposed PIPE investor. Vine Hill’s management updated the Vine Hill Board on the potential Business Combination, including reviewing the process leading to the proposed transaction, the material terms of the proposed transaction, and the benefits and risks of the proposed transaction. Vine Hill’s management reviewed the business and financial due diligence conducted with respect to CoinShares, including the diligence conducted by third-party advisors. Vine Hill’s management then made a presentation regarding the valuation of CoinShares, including the financial analyses performed by Vine Hill’s management. Representatives of Paul Hastings made presentations to the Vine Hill Board regarding the legal due diligence conducted in connection with the proposed transaction. Paul Hastings then reviewed the terms of the proposed Business Combination Agreement and Ancillary Agreements as well as the board resolutions to be adopted once the transaction documents are finalized.

On August 25, 2025, White & Case circulated to Paul Hastings revised drafts of the Shareholder Support Agreement and the Lock-Up Agreement.

On August 26, 2025, Paul Hastings circulated to White & Case a revised draft of the Shareholder Support Agreement.

Also, on August 26, 2025, White & Case circulated to Paul Hastings a revised draft of the Shareholder Support Agreement.

On August 28, 2025, White & Case circulated to Paul Hastings revised drafts of the Shareholder Support Agreement and the Business Combination Agreement.

On August 29, 2025, Paul Hastings circulated to White & Case a revised draft of the Business Combination Agreement, reflecting a revised proposal with respect to CoinShares obtaining Shareholder Support Agreements from a sufficient number of CoinShares Shareholders to approve the Scheme of Arrangement in accordance with Jersey law.

Also, on August 29, 2025, members of Vine Hill management, members of CoinShares management and representatives of Paul Hastings and White & Case met via videoconference to discuss and negotiate the final terms of the Business Combination Agreement and other agreements related to the Business Combination.

On August 29, 2025, Paul Hastings circulated to White & Case a revised draft of the Business Combination Agreement.

On August 30, 2025, representatives of Paul Hastings, Hammarskiöld and White & Case met via videoconference to discuss and negotiate the final terms of the Business Combination Agreement.

Also, on August 30, 2025, the Vine Hill management team had a video conference call with Paul Hastings to discuss the material terms of the Business Combination Agreement in preparation of returning a revised draft of the Business Combination Agreement to White & Case and CoinShares.

On August 31, 2025, Paul Hastings circulated to White & Case a revised draft of the Business Combination Agreement.

Also, on August 31, 2025, representatives of Paul Hastings, Hammarskiöld, Appleby Jersey, Appleby Cayman, White & Case and Carey Olsen Jersey LLP met via videoconference to discuss and negotiate the final terms of the Business Combination Agreement.

Also, on August 31, 2025, White & Case circulated a revised draft of the Business Combination Agreement to Paul Hastings.

Also, on August 31, 2025, Paul Hastings circulated to White & Case a revised draft of the Business Combination Agreement.

On September 1, 2025, Paul Hastings circulated to White & Case an initial draft of the Subscription Agreement relating to the proposed PIPE Investment. The proposed terms of the PIPE Investment included, among other things, (i) the timing and manner of funding of the PIPE Investment, (ii) the subscription price per share, (iii) the PIPE investor’s right to reduce the number of PIPE Investment Shares that it is obligated to purchase under the PIPE Subscription Agreement by the number of Vine Hill Class A Shares acquired by the PIPE Investor in the open market or in privately negotiated transactions and (iv) conditions to the consummation of the PIPE Investment. The proposed terms of the PIPE Investment set forth in the Subscription Agreement were determined based on discussions between CoinShares and Vine Hill in consultation with Stifel as placement agent.

On September 2, 2025, White & Case circulated a revised draft of the Business Combination Agreement to Paul Hastings reflecting (i) a requirement that the Sponsor cancel all 5,500,000 Vine Hill Private Warrants for no consideration; (ii) a requirement that the Sponsor forfeit 2,933,333 Founder Shares for no consideration; and (iii) the elimination of the condition of Holdco having a public float of at least 10.0 million shares upon closing.

Also, on September 2, 2025, White & Case circulated a revised draft of the Subscription Agreement relating to the proposed PIPE Investment to Paul Hastings reflecting (i) additional mechanics surrounding the PIPE investor’s right to reduce the number of PIPE Investment Shares that it is obligated to purchase under the PIPE Subscription Agreement by the number of Vine Hill Class A Shares acquired by the PIPE Investor in the open market or in privately negotiated transactions and (ii) the requirement that the Company Shareholder Approval having been obtained as a closing condition.

Also, on September 2, 2025, Paul Hastings circulated a revised draft of the Subscription Agreement relating to the proposed PIPE Investment to White & Case reflecting that there was only going to be one investor in the proposed PIPE Investment.

Also, on September 2, 2025, Stifel circulated the draft Subscription Agreement relating to the proposed PIPE Investment to the proposed PIPE investor. The proposed PIPE investor was identified by Stifel and did not have any pre-existing relationship with SPAC, CoinShares or Holdco, or their affiliates.

On September 3, 2025, the potential PIPE Investor requested that the Subscription Agreement be revised to reflect that Holdco must file a resale registration statement within 30 days following the consummation of the Business Combination. All parties agreed to this change and signed off on the Subscription Agreement.

On September 3, 2025, the Vine Hill Board met via videoconference, with all of Vine Hill’s directors participating, and were joined by members of Vine Hill’s management team and representatives of Paul Hastings. At this meeting, the Vine Hill management team provided an overview of the status of Vine Hill’s negotiations with CoinShares regarding the proposed Business Combination, including the feedback received to date from potential investors in the proposed PIPE Investment and CoinShares’ proposal that, in exchange for eliminating the minimum public float condition and for purposes of securing the agreement of the Key CoinShares Shareholders to the Shareholder Support Agreement and their agreement to accept the PIPE Investment, Vine Hill would reduce its transaction expense cap to $4.0 million and the Sponsor would be required to forfeit all of the Vine Hill Private Warrants and all of the 2,933,333 Founder Shares, in each case, for no consideration, as well as relinquishing the Sponsor’s ability to utilize such shares to incentivize participation in financing transactions or to secure non-redemption agreements in connection with the Business Combination. The Vine Hill Board meeting also included an overview of the status of negotiations with CoinShares and presentations from representatives of Paul Hastings with respect to changes to the material terms of the Business Combination Agreement and Ancillary Agreements since the Vine Hill Board previously convened on August 25, 2025.

On September 5, 2025, White & Case circulated further revised drafts of the Business Combination Agreement to Paul Hastings reflecting (i) an agreement that SPAC transaction expenses will be capped at $4.0 million and (ii) an agreement that each PIPE Share will be exchanged on a one-for-one basis for Holdco Ordinary Shares (instead of the Equity Exchange Ratio).

On September 5, 2025, all of the members of the Vine Hill Board met via videoconference and were joined by members of the Vine Hill management team and representatives of Paul Hastings to formally consider the proposed business combination transaction. At this meeting, the Vine Hill management team provided an overview of the status of Vine Hill’s negotiations with CoinShares regarding the proposed Business Combination, including the terms of the proposed PIPE Investment. The Vine Hill Board meeting also included presentations from representatives of Paul Hastings with respect to the material terms of the Business Combination Agreement and Ancillary Agreements, in particular changes to closing conditions and CoinShares’ covenants relating to closing of the Business Combination. After discussion among members of the Vine Hill Board and Vine Hill’s management, the Vine Hill Board unanimously approved the Business Combination Agreement, the Ancillary Agreements and the proposed Business Combination.

Following the Vine Hill Board meeting, legal counsel to the parties and management of Vine Hill and CoinShares worked to finalize the Business Combination Agreement and ancillary agreements on the terms approved by the Vine Hill Board, which the parties executed on September 8, 2025 prior to market open. Also prior to market open on September 8, 2025, Vine Hill and CoinShares jointly issued a press release announcing the signing of the Business Combination Agreement, and Vine Hill filed a Current Report on Form 8-K announcing the execution of the Business Combination Agreement and summarizing the key terms of the Business Combination.

Vine Hill Financial Analysis

Guideline Company Analyses; Certain CoinShares Information

CoinShares does not maintain detailed financial projections to measure business performance and Vine Hill determined not to prepare, or to request that CoinShares prepare, CoinShares projections in connection with the proposed Business Combination. This determination was made due to the inherent uncertainty of aspects of forecasts generally and in particular, the uncertainty arising from the dependence of CoinShares’ financial performance to prevailing trading prices for digital assets, which can be highly volatile, as well as it being difficult to predict the potential growth CoinShares may experience in connection with and following the proposed Business Combination, assuming its consummation and successful implementation of CoinShares’ business plans. Accordingly, CoinShares financial projections were not prepared by CoinShares, Vine Hill or any third parties or provided to or relied upon by the Vine Hill Board in connection with its evaluation of CoinShares. The Vine Hill Board did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination (including the consideration to be paid to CoinShares Shareholders under the terms of the Business Combination Agreement) in part because such opinions and reports ordinarily rely in part on the availability of detailed financial projections. Vine Hill management and the members of the Vine Hill Board have substantial experience evaluating the financial merits of companies across a variety of industries, and the Vine Hill Board concluded that this experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination. The Vine Hill Board’s evaluation of the proposed Business Combination was informed by Vine Hill management’s analysis of information provided by CoinShares about CoinShares, its management team, exchange traded product offerings and business relationships, historical financial and operating performance, together with industry and addressable market data (collectively, together with other information utilized in connection with Vine Hill’s evaluation of the potential Business Combination, the “CoinShares Information”), as well as certain financial information about guideline public companies selected based on the CoinShares Information and the experience and the professional judgment of Vine Hill’s management team, as further described below.

Specifically, Vine Hill management and the Vine Hill Board reviewed the Guideline Company Analyses prepared by Vine Hill management utilizing information provided by CoinShares and publicly available information, as further described below. In the course of Vine Hill’s evaluation, CoinShares prepared, as applicable, and provided to Vine Hill CoinShares Information which included, among other materials, (i) certain CoinShares historical financial and operating history information; (ii) information about CoinShares’ capital markets and asset management businesses, (iii) CoinShares’ exchange-traded product (“ETP”) offerings (including, among other elements, the expansion of ETPs into different markets and acquisition and consolidation capabilities and opportunities), (iv) historical inflows and outflows from the various CoinShares ETP offerings, (v) information about CoinShares’ IT and cybersecurity infrastructure and processes, and (vi) management’s business plans, including CoinShares’ marketing strategies in connection with the proposed Business Combination and generally as well as other potential avenues for future growth, all of which helped form the basis for Vine Hill’s analysis of CoinShares’ potential future valuation, and which the Vine Hill Board used in its review and approval of the terms of the Business Combination (including the consideration to be paid in the transaction to CoinShares Shareholders); provided, however, that the future value that Vine Hill attributed to CoinShares in its evaluation of CoinShares’ business and approval of the Business Combination did not take into consideration forecasted financial results or specific predictions about CoinShares’ future business plans, including, without limitation, any acquisition or consolidation opportunities that CoinShares may pursue in the future.

In addition, while Vine Hill management considered the market price information for CoinShares as an indication of value, Vine Hill management’s analysis incorporated the understanding that such market-based indication of value may differ from valuations derived under alternative methodologies. Based on such analysis, as further described below, Vine Hill management determined that CoinShares’ current market price did not reflect the intrinsic value of the company. Vine Hill management believed this disparity was, in part, a result of limited liquidity in the markets in which CoinShares was traded.

Forward-looking information, including information about future business plans, are susceptible to multiple interpretations and inherently reflect assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Vine Hill’s and CoinShares’ control. None of Vine Hill management, CoinShares management, or any of their respective representatives has made or makes any representations to any person regarding the ultimate performance of CoinShares.

Additionally, forward-looking information is inherently subject to uncertainties and contingencies, many of which are beyond CoinShares’ control, may be significant and cannot be predicted. The various risks and uncertainties include those set forth in the “Risk Factors,” “CoinShares’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements” sections of this proxy statement/prospectus.

There can be no assurance that CoinShares’ business plans will succeed, currently or in the future. Further, analyses by Vine Hill management, as presented to the Vine Hill Board and as described herein, were not and are not intended, and should not be construed or interpreted as, predictions, forecasts, estimates, guarantees, indications or statements of any kind regarding CoinShares’ likely or actual future results of operations or financial performance. There can also be no assurance that the CoinShares Information provided to Vine Hill was complete and accurate or that Vine Hill, in its assessment of CoinShares, took into consideration all of the material facts, circumstances and contingencies affecting or that may in the future affect CoinShares’ business, many of which are not in Vine Hill’s or CoinShares’ control and cannot be predicted. After considering the CoinShares Information and the Guideline Company Analyses, among other factors, positive and negative, as further described elsewhere in this proxy statement/prospectus, the Vine Hill Board concluded, in its business judgment, to recommend the proposed Business Combination to Vine Hill’s shareholders. It is possible, however, that the Vine Hill Board relied upon information that was incomplete or for any number of reasons does not accurately reflect CoinShares or its business or the likelihood that Holdco, including the business of CoinShares, will succeed as a U.S. stock exchange listed public company after the Business Combination. For these, and any number of other reasons, it is possible that the Vine Hill Board did not value CoinShares correctly or arrived at conclusions with which reasonable investors might disagree. Investors are encouraged to read carefully the information contained in this proxy statement/prospectus, including the CoinShares financial information and the descriptions about various risks and uncertainties concerning CoinShares’ business described herein, including under the headings “Risk Factors,” “CoinShares’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements.”

Guideline Company Analyses

In connection with its analysis of the proposed Business Combination, the Vine Hill Board reviewed the “Guideline Company Analyses” described below, which were prepared by Vine Hill management using publicly available Guideline Company data accessed August 31, 2025 (the “access date”) and presented to the Vine Hill Board. The Guideline Company Analyses incorporated Guideline Company recent enterprise value, market capitalization, net income, and earnings before interest, taxes, depreciation and amortization (“EBITDA”) information derived from several public companies with attributes similar to CoinShares (the “Guideline Companies”). Information about the Guideline Companies was then compared with pro forma enterprise value, market capitalization, net income and EBITDA information about CoinShares, as further described below.

Guideline Company Selection

The Guideline Company Analyses focused on a group of market-leading pure-play digital asset and alternative asset management companies chosen for such analysis by Vine Hill management based on publicly available information accessed as of the access date. These Guidelines Companies — Pure Play Digital Assets: Circle, Coinbase, Galaxy Digital, Exodus, and Defi Technologies, Alternative Asset Managers: Blackstone, BlackRock, Ares Management, Partners Group, Blue Owl, TPG, The Carlyle Group, Cohen & Steers, P10, and Wisdom Tree — were selected because they are publicly traded companies with operations and business models that, for purposes of this analysis, Vine Hill management considered to be sufficiently similar to CoinShares’ business, though none of these businesses are the same as CoinShares’ business and many of the Guideline Companies are more mature businesses than CoinShares’ business currently. Vine Hill management opted to focus on these selected Guideline Companies, as opposed to other businesses, such as privately-held companies, because, at the time the Guideline Companies were selected, there were fewer such companies with digital asset management business models bearing similarities to CoinShares’ business about which Vine Hill management could find credible reports and analyses through publicly-available sources. Privately-held businesses with certain similarities to, in Vine Hill management’s view, CoinShares’ business include Bitwise, 21 Shares, Grayscale, Volatility Shares and VanEck; however, there was not sufficient publicly-available information about these companies for Vine Hill to include them in the Guideline Company Analyses. None of the Guideline Companies is identical to CoinShares, or one another, CoinShares differs from the Guideline Companies in terms of the geography in which it operates, where the bulk of CoinShares’ operations are in Europe, and in the end-market it services, where digital assets are characterized by significant volatility that does not affect the businesses of all of the other Guideline Companies (particularly the Alternative Asset Managers). Still, Vine Hill management determined, for the reasons described above, the businesses of the Guideline Companies to be sufficiently similar to CoinShares’ business to utilize these companies for purposes of its analysis and opted to compare CoinShares to these further scaled businesses with a profile that could be possible if CoinShares’ business grows.

Guideline Company Data

Set forth in the table below are Guideline Company data used by Vine Hill’s management in the Guideline Company Analyses. The data include third-party generated calendar year 2024 EBITDA (“CY2024 EBITDA”) obtained from publicly available Fact Set databases, as well as enterprise value, market cap and Calendar Year 2024 Net Income (“CY2024 Net Income”) which, in turn, were used to derive “EV/CY2024 EBITDA” multiples, and Price/Earnings ratios, as further described below.

CoinShares Information

With regard to CoinShares, Vine Hill management used historical audited statutory financial statements prepared in accordance with IFRS Accounting Standards as adopted by the United Kingdom and previously issued by the Board of Directors on June 30, 2025 for calendar year 2024 (“CY2024”) provided by CoinShares to Vine Hill as part of due diligence which, after adjustments described in note 2(b) to the Consolidated Financial Statements of CoinShares for treasury gains, the FTX claim and CoinShares’ Principal Investments segment, reflected a CY2024 Statutory Adjusted EBITDA of $125.9 million and a CY2024 Statutory Adjusted Net Profit of $118.9 million (Statutory Adjusted EBITDA after the foregoing adjustments is referred to herein as “Statutory Further Adjusted EBITDA”). Treasury gains were added back to Adjusted EBITDA (and not Adjusted Net Profit given they were already included there) as such item is recurring revenue of CoinShares’ Capital Markets segment and historically had been included in EBITDA and Net Profit. The amount relating to the FTX claim was removed from Adjusted EBITDA and Adjusted Net Profit as such amount is a non-recurring item. The amounts relating to CoinShares’ Principal Investments segment were removed as such segment is no longer a meaningful contributor to CoinShares’ operations, historically has experienced significant one-time adjustments that skew trends, and is no longer a core part of CoinShares’ ongoing business. The historical audited statutory financial statements prepared under IFRS Accounting Standards as adopted by the United Kingdom were provided by CoinShares’ management. The historical audited statutory financial statements issued by CoinShares for CY2024 were not reviewed or audited by our independent registered public accounting firm and accordingly our independent registered public accounting firm does not express an opinion or any other form of assurance on those historical audited statutory financial statements. See also Changes in Registrant’s Certifying Accountant.

Relative to determining an estimated EV/CY2024 EBITDA multiple for CoinShares, Vine Hill management utilized an estimated pro forma enterprise value of $920.8 million, which corresponded to the pre-money transaction equity value of $1.2 billion agreed upon between Vine Hill and CoinShares, and was determined by deducting from such equity value $376 million of cash and cash-like items on CoinShares’ balance sheet, and by adding $29 million of debt and debt-like items on CoinShares’ balance sheet, the aggregate value of the Founder Shares (after giving effect to the Sponsor Forfeited Shares) and the Commitment Fee Shares of approximately $60.7 million, and fees and expenses of Vine Hill of approximately $7.0 million (for purposes of this analysis, fees and expenses of CoinShares were not included on the assumption that such fees and expenses would be paid from cash from operations generated after December 31, 2024 until the closing of the Business Combination). $376 million of cash and cash-like items on CoinShares’ balance sheet is consistent with the approximate amount of cash and cash-like items on CoinShares’ balance sheet, and $29 million is consistent with the approximate amount of debt on CoinShares’ balance sheet, in each case, as of December 31, 2024. Accordingly, Vine Hill management determined to use an estimated pro forma enterprise value of $920.8 million based on CoinShares’ historical financial information, certain effects of the proposed Business Combination and the corresponding pre-money transaction equity value of $1.2 billion as agreed between Vine Hill and CoinShares. Based on CoinShares’ CY2024 Statutory Further Adjusted EBITDA of $125.9 million, derived from the audited historical information provided by CoinShares to Vine Hill prior to the execution of the Business Combination Agreement, the EV/CY2024 Statutory Further Adjusted EBITDA multiple for CoinShares was 7.3x.

Relative to determining an estimated Price/Earnings ratio for CoinShares, Vine Hill management utilized an estimated pro-forma market capitalization of $1,531 million, less $263 million in proceeds from the proposed Business Combination (as discussed above). Based on CoinShares’ CY2024 Statutory Adjusted Net Profit of $118.9 million, derived from the audited historical information provided by CoinShares to Vine Hill prior to the execution of the Business Combination Agreement, the Price/Earnings ratio for CoinShares was 10.7x.

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Note: Market Data per FactSet on August 31, 2025.

Comparative Analyses

Vine Hill considered the EV/CY2024 Statutory Further Adjusted EBITDA multiple for CoinShares derived from the terms of the proposed Business Combination and the CoinShares Information provided to Vine Hill (including historical financial and operating information), as compared with the Guideline Companies’ EV/CY2024 EBITDA multiples.

Relative to EV/CY2024 EBITDA multiples, the Pure-Play Digital Assets Guideline Companies ranged from 6.4x (Defi Technologies), on the low end, to 133.6x (Circle) on the high end; the Alternative Asset Managers Guideline Companies ranged from 12.1x (P10), on the low end, to 64.0x (Ares Management) on the high end. CoinShares’ 7.3x estimated EV/CY2024 EBITDA multiple, derived from terms of the proposed Business Combination, put CoinShares below the median of Pure-Play Digital Assets (21.7x) and the median of Alternative Asset Managers (20.4x) values for the Guideline Companies.

Relative to Price/CY2024 Earnings Ratios, the Pure-Play Digital Assets Guideline Companies ranged from 7.3x (Defi Technologies), on the low end, to 187.1x (Circle) on the high end; the Alternative Asset Managers Guideline Companies ranged from 11.3x (P10), on the low end, to 70.9x (Ares Management) on the high end. CoinShares’ 10.7x estimated Price/CY2024 Earnings ratio, derived from terms of the proposed Business Combination, put CoinShares below the median of Pure-Play Digital Assets (30.2x) and the median of Alternative Asset Managers (25.3x) values for the Guideline Companies.

Based on the foregoing, Vine Hill concluded that, in Vine Hill’s view, the valuation attributed to CoinShares under the terms of the proposed Business Combination, including the consideration deliverable to CoinShares Shareholders under the Business Combination Agreement, is fair and appropriate and the Vine Hill Board, taking into account the foregoing and the other described elsewhere in this proxy statement/prospectus, determined to recommend the Business Combination and the other Shareholder Proposals contained in this proxy statement/prospectus to Vine Hill’s shareholders.

In reviewing the results of the Guideline Company Analysis, the Vine Hill Board recognized that no company included in the Guideline Companies group was identical to CoinShares and that the group of Guideline Companies (i) are generally significantly larger and better capitalized than CoinShares and have more established customer bases than CoinShares does currently and (ii) operate or are involved in numerous business lines, most of which are in sectors or industries that are not similar to CoinShares’ existing business. Still, Vine Hill management, in its professional experience, determined the Guideline Companies to have sufficient similarities to CoinShares’ digital asset management platform to have analytical relevance, taking into account the significant differences between the business of most of the Guideline Companies and CoinShares’ business, and amongst the Guideline Companies, none of which is identical to one another.

None of outcomes of the analyses carried out by Vine Hill management, including the Guideline Company Analyses, are intended or should be understood to represent, predictions or forecasts about CoinShares’ actual future performance or operating results and no assurances can be made as to the success of CoinShares’ future business activities or degree to which CoinShares’ business, once further established or developed, will have a business model or achieve scale similar to any of the Guideline Companies.

A complete valuation analysis of CoinShares cannot rely solely upon a quantitative review of the selected guideline public companies and involves complex considerations and judgments about which reasonable investors may differ concerning differences in financial and operating characteristics of such companies, as well as other factors likely to affect the value of the Guideline Companies relative to that of CoinShares. Therefore, the Guideline Company Analyses are also subject to certain other limitations, including, without limitation, those described in the “General Limitations” section below, which provides additional detail on judgments and assumptions made by Vine Hill as part of the Guideline Company Analyses. Further, you are encouraged to read carefully the information contained in this proxy statement/prospectus, including the CoinShares financial information and the descriptions about various risks and uncertainties concerning CoinShares’ business described herein, including under the headings “Risk Factors,” “CoinShares’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements.”

Valuing a business involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. The analyses performed by Vine Hill, particularly those based on estimates, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses (nor are they intended to be, as further described under the heading “General Limitations” below). An analysis of publicly traded comparable companies is not mathematical; rather it involves complex considerations and judgments about which reasonable investors may differ concerning the differences in financial and operating characteristics of the companies and other factors that could affect the value of CoinShares and the public trading values of the companies to which they were compared. The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

The Guideline Company Analyses described in this section of this proxy statement/prospectus includes certain illustrative evaluations about CoinShares and about the group of companies included in analysis (the “Guideline Comps Information”). The Guideline Comps Information should not be viewed as public guidance. The Guideline Comps Information were not prepared with a view toward public disclosure or complying with the rules and regulations of the SEC regarding projections or the published guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. None of CoinShares’, Holdco’s nor Vine Hill’s respective independent registered public accounting firms, nor any other independent accountants, has compiled, examined or performed any procedures with respect to the Guideline Comps Information included above, nor have they expressed any opinion or any other form of assurance on such information or its achievability. Nonetheless, the Guideline Comps Information incorporated in the Vine Hill Financial Analyses is included in this proxy statement/prospectus because it was made available to the Vine Hill Board in connection with its review of the Business Combination Agreement and related transactions. Neither the Guideline Company Analyses nor any other aspect of the Vine Hill Financial Analyses is included in this proxy statement/prospectus in order to induce any Vine Hill shareholders to vote in favor of any of the Shareholder Proposals at the Extraordinary General Meeting.

General Limitations

Vine Hill based its analyses about CoinShares and its business, including the Guideline Company Analyses described above, on assumptions that Vine Hill management deemed reasonable, based on currently available information, including CoinShares Information and assumptions concerning general business and economic conditions and industry-specific factors. None of the Vine Hill financial analyses purport to be appraisals, forecasts, predications, promises, guarantees (express or implied) or assessments of the likelihood of success of CoinShares and its business. Actual facts and results may differ, potentially significantly, from assumptions incorporated into, or the results of, the Vine Hill Financial Analyses.

If the conditions required for CoinShares to successfully further scale its business and continue to increase revenues and profitability are not achieved, or other intervening factors and events occur that prevent CoinShares from capturing market share or otherwise operating its business successfully, many of which are outside of Vine Hill’s and CoinShares’ control and cannot be predicted, then the value of Holdco and CoinShares may be different (potentially materially) from the valuation attributed to CoinShares in the proposed Business Combination, and CoinShares may not be able to compete successfully with other businesses. The Vine Hill management analyses described in this proxy statement/prospectus are not intended to represent (and should not be construed or interpreted as) forecasts, predictions or guarantees as to the likelihood that CoinShares will be able to achieve any particular financial or operating results or as any indication as to the timeline or likelihood that CoinShares’ business or the business of Holdco will be successful, if at all, or the timeline, capital resources, budget and other factors that may impact CoinShares’ achievement of its business plans and objectives.

In conducting its analyses, Vine Hill management considered the results of all its analyses and did not attribute any particular weight to any one analysis or factor. Vine Hill management arrived at its valuation range for CoinShares based on the results of all analyses undertaken and assessed as a whole and believes that the totality of the factors considered and analyses performed by Vine Hill management in connection with its analyses operated collectively. The foregoing summary does not purport to be a complete description of the analyses performed by Vine Hill management in connection with the proposed Business Combination. Assessing the value of a business involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. The analyses performed by Vine Hill management, particularly those based on estimates, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. None of the public companies used in the Guideline Company Analyses described above are identical to CoinShares and there are many differences between the businesses of the companies included in the Guideline Company Analysis and CoinShares’ business. Accordingly, an analysis of publicly traded Guideline Companies is not mathematical; rather, it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the value of CoinShares and the public trading values of the companies to which they were compared. The analyses described herein do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future. Vine Hill management’s assessment of CoinShares’ valuation, as reflected in the Vine Hill Management Analyses described above, was just one of the many factors taken into consideration by the Vine Hill Board in determining to approve the Business Combination. Consequently, Vine Hill management’s analysis should not be viewed as determinative of the decision of the Vine Hill Board.

Vine Hill Board’s Reasons for the Approval of the Business Combination

In evaluating the Business Combination, the Vine Hill Board consulted with Vine Hill’s management and Vine Hill’s financial and legal advisors. On September 5, 2025, the Vine Hill Board unanimously: (i) determined that it was in the best interests of Vine Hill and its shareholders for Vine Hill to enter into the Business Combination Agreement and the Ancillary Documents; (ii) approved the Business Combination and (iii) recommended that Vine Hill’s shareholders approve the Shareholder Proposals. The Vine Hill Board considered and evaluated a number of factors, including the factors discussed below. The Vine Hill Board did not consider it practicable to and did not attempt to quantify or otherwise assign relative weights to the specific factors it considered in reaching their respective determinations. The Vine Hill Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the Vine Hill Board’s reasons for the approval of the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The Vine Hill Board did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination (including the consideration to be delivered to the CoinShares Members under the terms of the Business Combination Agreement). Vine Hill management and the members of the Vine Hill Board have extensive experience evaluating businesses across a wide range of industries and the Board concluded that this experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination and its terms. The factors and information considered by the Vine Hill Board, as further described below, included industry and market information, certain guideline public company data and other relevant information selected based on the business experience and professional judgment of Vine Hill management. The independent directors of the Vine Hill Board did not retain an unaffiliated representative to act solely on behalf of the unaffiliated Vine Hill shareholders to negotiate the terms of the Business Combination and/or prepare a report concerning the approval of the Business Combination.

Prior to Vine Hill entering into the Business Combination Agreement, the Vine Hill Board convened a meeting to complete its evaluation of the proposed Business Combination Agreement and the Business Combination. In such evaluation, the Vine Hill Board considered the matters necessary or appropriate for the Vine Hill Board to reach an informed conclusion as to the fairness and advisability of the Business Combination, including, without limitation, whether the proposed Business Combination is in the best interests of Vine Hill and its shareholders. Having affirmed the foregoing, the Vine Hill Board proceeded to approve the Business Combination. As Vine Hill is an exempted company under the laws of the Cayman Islands, the Vine Hill Board’s review of the Business Combination was conducted in accordance with Cayman Islands law, based on advice from Cayman legal counsel that directors of a Cayman Islands company have a duty to act in good faith in what that director believes to be in the best interests of Vine Hill (generally considered to include the interests of Vine Hill’s shareholders, as a whole). Accordingly, taking into account the Vine Hill Board’s view that the proposed Business Combination is in the best interests of Vine Hill’s shareholders, the Vine Hill Board unanimously approved the Business Combination as being in the best interests of Vine Hill and determined to recommend the Business Combination to Vine Hill’s shareholders. Prior to reaching these conclusions and determinations, the Vine Hill Board consulted with Vine Hill’s advisors and reviewed in detail information and analyses provided to the Vine Hill Board by Vine Hill management, as further described below. As Vine Hill management and the members of the Vine Hill Board have substantial experience evaluating the financial merits of companies across a wide range of industries, the Vine Hill Board concluded that their experience and background enabled them to make the necessary analyses and determinations regarding the proposed Business Combination and its terms. The Vine Hill Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the Ancillary Documents and the Business Combination contemplated therein, including the following factors:

•        Compelling Industry Tailwinds.    The market opportunity for CoinShares’ digital asset ETPs is vast and accelerating, driven by strong institutional demand, regulatory clarity and the structural integration of digital assets into global financial markets.

•        Institutional Demand:    Global cumulative net flows into crypto spot ETPs reached $110 billion by mid-2025, according to Trackinsight (as of July 3, 2025). According to the 2025 Institutional Investor Digital Asset Survey conducted by Coinbase and EY-Parthenon, a survey of 352 global decision-makers from different institutional investor segments prioritizing firms with >$1 billion of AUM (the “2025 Survey”), investor sentiment toward digital assets remains strongly optimistic, reinforcing the momentum behind ETP inflows. A significant 79% of investors expect crypto prices to rise over the next 12 months, driven by macroeconomic factors, technological innovation and increasing adoption. Furthermore, 68% of investors identify crypto as the most attractive asset class for risk-adjusted returns, ahead of traditional alternatives such as commodities or private equity. This conviction is fueling continued interest in crypto ETPs, which offer a regulated and efficient means of capturing upside potential while managing downside risk. The combination of positive price expectations and favorable return profiles is a powerful catalyst for sustained growth in the ETP market.

•        Regulatory Clarity:    The global regulatory environment is becoming increasingly constructive, with clearer frameworks emerging in key jurisdictions such as the United States, Europe, APAC and the Middle East. These developments are reducing compliance uncertainty and enabling broader institutional participation in digital asset markets. Regulatory frameworks in Europe, the United States, and other jurisdictions are increasingly recognizing digital assets as investable instruments. Our ETPs are issued under robust regulatory regimes, including the Prospectus Regulation and Markets in Financial Instruments Directive II (“MiFID II”) in Europe. In the United States, recent changes, such as the recent executive order expanding 401(k) investment options to include digital assets held in actively managed investment vehicles, create opportunities for substantial AUM flows. In the EU, potential regulatory changes are under discussions that could open the European Life Insurance and UCIT market to digital assets. According to the 2025 Survey, 57% of institutional investors identified regulatory clarity as the top catalyst for digital asset industry growth, with 60% expecting increased investor interest following the 2024 Presidential Election.

•        Structural Integration of Digital Assets into Global Financial Markets:    The digital asset ecosystem is maturing rapidly, with rising liquidity, improved accessibility and the development of institutional-grade infrastructure. Custody solutions, trading platforms and data services are now meeting the standards required by professional investors, facilitating deeper integration of crypto into traditional financial structures. Institutional demand is driving the creation of new ETPs that offer exposure to a wide range of digital asset themes, from single-asset products like Bitcoin and Ethereum, to diversified baskets and staking-enabled instruments. This expansion is broadening the appeal of crypto ETPs and enabling more tailored investment strategies. Governments and corporations are beginning to explore the creation of strategic Bitcoin reserves, a development that could further legitimize digital assets as sovereign and corporate stores of value. Such moves would not only validate the asset class but also create new sources of demand and institutional engagement.

•        Proven Market Leadership with a Defensible Moat in Europe and Growth Opportunity in the United States.    CoinShares is the fourth-largest manager of digital asset ETP products globally by AUM behind BlackRock, Grayscale and Fidelity and the #1 manager in EMEA with a 34% market share in the region as of June 30, 2025, according to Trackinsight (as of July 3, 2025). CoinShares’ AUM has more than tripled over the last two years, from approximately $2.62 billion, as of the end of the third quarter of 2023, to approximately $8.05 billion, as of the end of the second quarter of 2025, through strong new investor inflows, supportive digital asset pricing and successful new product launches.

•        As the incumbent leader in Europe, CoinShares benefits from durable structural advantages that are difficult to replicate. The United States is a large and relatively homogeneous market that enables major asset managers such as BlackRock and Fidelity to scale standardized, simple products; by contrast, Europe consists of 44 national markets with distinct languages, regulatory regimes, and certification requirements, making entry a country-by-country undertaking (e.g., Spain, Germany, France, among others) despite regulatory passporting offerings. Several U.S. crypto firms have attempted to expand into this fragmented environment and have not established durable positions. CoinShares has already invested in and operates the licensing, distribution, and operational infrastructure required to serve these jurisdictions, supporting a substantial leadership position of approximately 34% market share by AUM as of June 30, 2025. This installed base creates significant barriers to entry, as competitors must reconstruct a complex network of approvals, in-country counterparties, and multilingual investor engagement.

•        CoinShares’ leadership across the EMEA region provides a durable platform for expansion. In several jurisdictions, CoinShares holds large market share in key product categories, creating hubs from which to extend into adjacent, underpenetrated markets that share distribution linkages, investor bases, or regulatory passporting frameworks (including cross-border UCITS when ESMA framework evolves or Life Insurance markets). Leveraging existing licenses, listings, and distribution partners, CoinShares can deepen institutional relationships with private banks, wealth platforms, other intermediaries and asset allocators; pursue incremental listings and cross-listings on regional exchanges; and localize product features and servicing where required. This hub-and-spoke approach is designed to replicate proven go-to-market playbooks efficiently, capture adjacent pockets of liquidity, and increase penetration in markets where current share is limited, while maintaining leadership in core jurisdictions.

•        In the United States, CoinShares is expanding its distribution footprint, moving beyond retail channels to engage broker-dealers, wealth and institutional allocators. This expansion is supported by a growing suite of high-value, crypto-adjacent products designed to command premium management fees (unlike “Access Products” being offered today by incumbents such as BlackRock and Fidelity that carry low management fees). A low-cost spot Bitcoin product will be maintained in the United States to meet baseline investor demand and to facilitate client acquisition and cross-selling of higher-fee products. Enhanced media outreach and thought leadership initiatives are also underway to boost brand visibility and investor engagement.

•        Compelling Business Model Which Generates a Stable Yield on a Growing AUM Base; Producing Recurring Revenues at Substantial Margins.    CoinShares operates a diversified, resilient and recurring revenue model that draws from multiple sources across the platform. The recurring nature of the business complemented by expanding AUM, steady fee yields and strong operating leverage, allows CoinShares to generate growing, high-margin, recurring cash flows. CoinShares earns recurring management fees through a suite of ETPs and ETFs, which provide regulated exposure to digital assets. In addition, CoinShares generates income from staking and lending activities, deploying digital assets to earn yield while maintaining liquidity. Proprietary trading and arbitrage strategies contribute spread-based revenue, enhancing execution and supporting product innovation. CoinShares also provides infrastructure services that facilitate product creation, redemption, and custody operations. As AUM expands CoinShares’ cost structure remains largely static, apart from direct trading and custody costs and as result CoinShares’ business requires limited incremental cost as AUM increases.

•        CoinShares’ business model blends recurring asset-management fees with yield generated from its capital markets platform. Management fees generated through its Asset Management business have historically averaged ~1.7% of AUM on an LTM basis. Capital Markets generates additional yield (~0.8% on an LTM basis) through staking, lending, liquidity provisioning and non-directional arbitrage, primarily on unencumbered collateral. Accordingly, the business generates high-margin, uncorrelated cash flows through management fees, staking rewards, lending income, and trading spreads. In fiscal year 2024, CoinShares achieved an attractive gross margin, underscoring the scalability and resilience of their operations.

•        Size of the Total Addressable Market.    Institutional investors are increasingly viewing digital assets not as speculative instruments, but as strategic components of diversified portfolios. Adoption is accelerating among institutional investors, driven by regulatory clarity and demand for risk-adjusted returns. According to the 2025 Survey, 86% of institutional investors either already have exposure to digital assets or plan to allocate capital to them in 2025, reflecting a broad-based recognition of crypto’s role in modern asset allocation. Moreover, 59% of these investors intend to allocate more than 5% of their total AUM into crypto-related products, signaling a meaningful shift in capital flows toward the sector (today 0.1% of global investment portfolios are held by crypto ETPs). Among the available investment vehicles, ETPs have emerged as the preferred gateway, offering regulated, transparent, and liquid access to digital assets. According to the 2025 Survey, 87% of investors plan to gain exposure via direct crypto holdings or spot ETPs, and 60% of these asset managers express a preference for registered investment vehicles, underscoring the growing demand for compliant and institutionally suitable products that eliminate custody, tax and operational constraints of direct token ownership. These trends collectively reflect a growing consensus that digital assets are becoming a core, long-term allocation within institutional portfolios and that ETPs are a preferred investment vehicle.

•        In-line with the takeaways of the 2025 Survey, if global AUM allocation increases to 5% over time, the total addressable market for digital asset ETPs is projected to exceed $50 billion in annual revenue, growing roughly 50x from approximately $1.1 billion today representing a significant opportunity for incumbent market leaders like CoinShares. As of December 31, 2024, global investment portfolios stood at $136 trillion and are projected to grow at 5.9% annually, reaching $192 trillion by 2030. Within this landscape, the allocation to crypto ETPs is expected to increase dramatically from approximately 0.1% in December 2024 to up to 5.0% over time.

•        Attractive Valuation.    The Vine Hill Board’s determination that, if CoinShares is successful in achieving its goals, Vine Hill’s shareholders will have acquired their shares in Holdco at an attractive valuation based on the implied valuation of other guideline pure-play digital asset and alternative asset management companies. The transaction is priced at 7.3x Enterprise Value/CY2024 Statutory Further Adjusted EBITDA and 10.7x Price/Earnings, as compared to peers at 20.9x and 25.4x, respectively, as further described under the heading “Vine Hill Financial Analysis” above.

•        Industry-leading Management Team.    CoinShares is led by a highly experienced, founder-led, management team that has proven its ability to scale the business dramatically over time.

•        Lock-up.    The Holdco Ordinary Shares held by each Lock-Up Party will be locked up until the earlier of (i) the Anniversary Release and (ii) the date on which Holdco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of Holdco’s shareholders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property. Beginning on the date that is 90 days after the Closing Date, any CoinShares Shareholder prior to the Business Combination that is subject to a Lock-Up Agreement other than any executive officer, founder or director of Holdco or their respective affiliates, may transfer up to 20% of their respective Holdco Ordinary Shares, so long as the closing sales price of the Holdco Ordinary Shares equals or exceeds $18.00 per share for at least 20 trading days within any 30 consecutive trading day period commencing any time 60 days after the Closing Date. Any CoinShares Shareholder prior to the Business Combination that is subject to a Lock-Up Agreement may transfer all of their respective Holdco Ordinary Shares, so long as the closing sales price of the Holdco Ordinary Shares equals or exceeds $22.00 per share for at least 20 trading days within any 30 consecutive trading day period commencing any time after the Closing Date.

•        Due Diligence.    Vine Hill and its advisors, including Paul Hastings, conducted due diligence review of CoinShares and its businesses and operations, including review of relevant documentation and discussions with CoinShares’ management and CoinShares’ financial and legal advisors.

•        CoinShares Being an Attractive Target.    The Vine Hill Board considered the fact that, after a thorough review of other business combination opportunities reasonably available to Vine Hill, the proposed Business Combination with CoinShares represents the most attractive opportunity based upon the process used to evaluate and assess other potential acquisition targets.

•        Shareholder Approval.    In connection with the Business Combination, the Vine Hill Public Shareholders have the option to: (i) remain shareholders of the Combined Company; (ii) sell their Vine Hill Public Shares; or (iii) redeem their Vine Hill Public Shares for the Redemption Price pursuant to the terms of the Vine Hill Memorandum and Articles of Association.

•        Negotiated Transaction.    The financial and other terms and conditions of the Business Combination Agreement and the Ancillary Documents are reasonable and were the product of an arm’s length negotiation between Vine Hill and CoinShares, including the support of CoinShares Shareholders owning more than 75% of the outstanding CoinShares Shares in value pursuant to the Shareholder Support Agreements.

The Vine Hill Board also considered a variety of risks and uncertainties and other potentially negative factors concerning the Business Combination, including the following:

•        Valuation.    Vine Hill may not have properly valued CoinShares, particularly in light of CoinShares’ dependence on digital asset trading activity or valuations, including trading volumes, liquidity and the prevailing trading prices for digital assets, whose trading prices, liquidity and volumes can be highly volatile.

•        Reputational Risks.    Operating in the digital asset space can attract increased scrutiny from investors, media and regulators given its past history of bad actors and others who pose reputational risk.

•        Benefits May Not Be Achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•        Redemption Risk.    The risk that a significant number of Vine Hill Public Shareholders elect to redeem their Vine Hill Public Shares prior to the consummation of the Business Combination pursuant to the Vine Hill Memorandum and Articles of Association, thereby reducing the amount of cash available to Holdco following the consummation of the Business Combination, which could adversely affect Holdco or reduce the benefits to Vine Hill’s shareholders of the Business Combination.

•        Closing Conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Vine Hill’s control.

•        Listing Risks.    The challenges associated with preparing Holdco, a private company, for the applicable disclosure and requisite internal controls and listing requirements to which it will be subject as a publicly traded company on a Stock Exchange.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

•        Other Risks.    Various other risks associated with the business of CoinShares, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

In addition to considering the factors described above, the Vine Hill Board considered that certain officers and directors of Vine Hill may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Vine Hill’s shareholders (see section entitled “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination”).

The Vine Hill Board concluded that the potential benefits expected to be received by Vine Hill and its shareholders as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. The Vine Hill Board also noted that Vine Hill’s shareholders would have a substantial economic interest in Holdco (depending on the level of Vine Hill’s shareholders that sought redemption of their Public Shares into cash). Accordingly, the Vine Hill Board unanimously determined that the Business Combination Agreement, the Business Combination and all actions necessary, appropriate or advisable to consummate the Business Combination were advisable and in the best interests of Vine Hill and its shareholders.

Satisfaction of 80% Test

It is a requirement under the Vine Hill Memorandum and Articles of Association and Nasdaq listing requirements that the business or assets acquired in Vine Hill’s initial business combination have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the execution of a definitive agreement for its initial business combination.

As of September 8, 2025, the date of the execution of the Business Combination Agreement, the balance of the funds in the Trust Account was approximately $231 million (excluding taxes payable on the income earned on the Trust Account) and 80% thereof represents approximately $185 million. In reaching its conclusion that the Business Combination meets the 80% asset test, the Vine Hill Board looked at the $1.2 billion pre-transaction equity value ascribed to CoinShares under the terms of the proposed Business Combination. In determining whether this value represents the fair market value of CoinShares, the Vine Hill Board considered the analyses and information described in this section and the fact that the purchase price for CoinShares was the result of an arm’s length negotiation with CoinShares, together with the other factors — positive and negative — as further described under the heading “Vine Hill Board’s Reasons for the Approval of the Business Combination” within the disclosure under the heading “Background of the Business Combination.” As a result, the Vine Hill Board concluded that the fair market value of the business acquired exceeds 80% of the assets held in the Trust Account (excluding the deferred underwriting discount and taxes payable on the income earned on the Trust Account). In light of the financial background and experience of the members of Vine Hill’s management team and the Vine Hill, the Vine Hill Board believes that the members of its management team and the Vine Hill Board are qualified to determine whether the Business Combination meets the 80% asset test. The Vine Hill Board did not seek or obtain a fairness opinion (or any similar report or appraisal) in determining whether the 80% asset test has been met.

Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination

Certain officers and directors of Vine Hill may have interests in the Business Combination as individuals that are in addition to and that may be different from, the interests of Vine Hill’s shareholders. The Vine Hill Board reviewed and considered these interests during the negotiation of the terms of the Business Combination and in evaluating and unanimously approving, as members of the Vine Hill Board, the Business Combination Agreement and the Business Combination.

In particular:

•        The Sponsor (including certain of Vine Hill’s officers and directors who are members of the Sponsor) has invested in Vine Hill an aggregate of $5,525,000, consisting of the $25,000 purchase price for 7,333,334 Vine Hill Class B Shares and the $5.5 million purchase price for 5,500,000 Vine Hill Private Warrants. Some of Vine Hill’s officers and directors have an indirect economic interest in such shares. Assuming a trading price of $10.63 per Vine Hill Class A Share (based upon the closing price of the Vine Hill Class A Shares on Nasdaq on February 26, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus), the 7,333,334 Vine Hill Class B Shares if unrestricted and freely tradable, would have an implied aggregate market value of approximately $78 million. However, given such Holdco Ordinary Shares will be subject to lockup restrictions, we believe such shares have less value. Even if the trading price of the Vine Hill Public Shares were as low as $1.26 per share, the aggregate market value of the Vine Hill Class B Shares alone would be approximately equal to the initial investment in Vine Hill by the Sponsor. As a result, if the Business Combination is completed, the Sponsor is likely to be able to make a substantial profit on its investment in Vine Hill at a time when the Vine Hill Class A Shares have lost significant value. On the other hand, if the Business Combination is not approved and Vine Hill is unable to complete another business combination within the Combination Period, the Sponsor may lose its entire investment in Vine Hill.

•        The Sponsor purchased 5,500,000 Vine Hill Private Warrants for $5.5 million or $1.00 per warrant, in a private placement that closed simultaneously with the Vine Hill IPO. Certain of Vine Hill’s officers and directors have an indirect economic interest in such Vine Hill Private Warrants. If the Business Combination Proposal is not approved and Vine Hill does not consummate a business combination within the Combination Period, then the proceeds from the sale of the Vine Hill Private Warrants will be part of the liquidating distribution to the Vine Hill Public Shareholders and the warrants held by the Sponsor may be worthless.

•        The Sponsor may lose its entire investment in Vine Hill if the Business Combination Proposal is not approved and Vine Hill does not complete another business combination by May 19, 2026 or such earlier date as the Vine Hill Board may approve or such later date as the shareholders may approve in accordance with the Vine Hill Memorandum and Articles of Association. If Vine Hill is unable to complete an initial business combination within the Combination Period, Vine Hill will as promptly as reasonably possible but not more than ten business days thereafter, redeem the Vine Hill Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Vine Hill (net of taxes payable, if any and up to $100,000 of interest to pay liquidation expenses), divided by the number of the then-outstanding Vine Hill Public Shares, which redemption will completely extinguish Vine Hill Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to our obligations under Cayman Islands law to provide for claims of creditors and other requirements of applicable law. In such event, the 7,333,334 Vine Hill Class B Shares purchased by the Sponsor for $25,000 and the 5,500,000 Vine Hill Private Warrants purchased by the Sponsor for $5.5 million may be worthless.

•        The Sponsor and Vine Hill’s directors and officers have agreed not to redeem any of the Vine Hill Class A Shares held by them in connection with a shareholder vote to approve the Business Combination.

•        The Sponsor and Vine Hill’s officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Vine Hill Ordinary Shares (other than Vine Hill Public Shares) held by them if Vine Hill fails to consummate an initial business combination within the Combination Period.

•        The Sponsor and Vine Hill’s officers and certain directors may lose their entire investment in Vine Hill and may not be reimbursed for loans extended, fees due or out-of-pocket expenses if the Business Combination is not consummated within the Combination Period. As of the date of this proxy statement/prospectus, there are no fees due or outstanding out-of-pocket expenses for which the Sponsor and certain of Vine Hill’s directors and officers are awaiting reimbursement, and there is an outstanding working capital loan from the Sponsor in the aggregate principal amount of $540,000, which will be forgiven and cancelled for no consideration prior to the effective time of the SPAC Merger.

•        If the Trust Account is liquidated, including in the event Vine Hill is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Vine Hill to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Vine Hill Public Share or such lesser per Vine Hill Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Vine Hill has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Vine Hill, but only if such a vendor or target business has not executed a waiver of all rights to seek access to the Trust Account.

•        Pursuant to the A&R Registration Rights Agreement, the Sponsor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Holdco Ordinary Shares and Holdco Warrants held by it following the consummation of the Business Combination.

The Vine Hill Board concluded that the potential benefits expected to be received by Vine Hill and its shareholders as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. The Vine Hill Board also noted that Vine Hill’s shareholders would have a substantial economic interest in Holdco (depending on the level of Vine Hill’s shareholders that sought redemption of their Vine Hill Public Shares into cash). Accordingly, the Vine Hill Board unanimously determined that the Business Combination Agreement, the Business Combination and all actions necessary, appropriate or advisable to consummate the Business Combination were in the best interests of Vine Hill and its shareholders.

CoinShares’ Reasons for the Business Combination

In the course of reaching its decision to recommend and approve the Business Combination, the CoinShares Board held numerous meetings, consulted with CoinShares’ management and advisors and considered a wide variety of factors, including, among others, the material factors listed here as generally supporting its decision:

•        the Business Combination will expand both the access to capital for CoinShares and the range of investors potentially available as a U.S. public company;

•        the potential benefits from increased U.S. public market awareness of CoinShares and its products and services;

•        the historical and current information concerning CoinShares’s business, including its financial performance and condition and results of operations;

•        the synergies associated with anticipated cooperation between CoinShares and the Vine Hill team;

•        the terms and conditions of the Business Combination; and

•        the likelihood that the Business Combination will be consummated on a timely basis.

In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the CoinShares Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The CoinShares Board viewed its decision as being based on all the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.

The CoinShares Board also considered a number of uncertainties and risks in its deliberations concerning the Business Combination and the other transactions contemplated by the Business Combination Agreement, including the following:

•        the possibility that the Business Combination might not be completed on the terms or the timeline contemplated by CoinShares and Vine Hill or at all;

•        the costs involved in connection with completing the Business Combination, the time and effort of CoinShares management required to complete the Business Combination, the related disruptions or potential disruptions to CoinShares’ business operations and future prospects, including its relationships with its employees, partners and others that do business or may do business in the future with CoinShares, and related administrative challenges associated with combining the companies;

•        the additional costs and expenses that CoinShares will incur in connection with the Business Combination and following the completion of the Business Combination;

•        the risk that the current public shareholders of Vine Hill can redeem their Vine Hill Public Shares for cash in connection with the consummation of the Business Combination, thereby reducing the amount of cash available to Holdco following the consummation of the Business Combination;

•        the possibility of litigation challenging the Business Combination; and

•        various other risks associated with the combined organization and the merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive but summarizes the material factors considered by the CoinShares Board in its consideration of the Business Combination Agreement and the transactions contemplated thereby. The CoinShares Board also considered a variety of public and private financing methods and opportunities, including a traditional initial public offering. However, when presented with the opportunity to work with and to pursue the Business Combination with Vine Hill, as opposed to another type of corporate transaction, the CoinShares Board concluded that the benefits, advantages and opportunities of the Business Combination outweighed such alternatives and the risks described above. In particular, the CoinShares Board noted the ability to set upfront an agreed valuation of CoinShares in the Business Combination, as compared to the delayed price discovery in a traditional public offering, and a greater ability to control timing of consummation of the Business Combination and to structure the Business Combination, as compared to a traditional initial public offering. After considering these and other factors, the CoinShares Board approved the Business Combination Agreement, the Business Combination and the other transactions contemplated by the Business Combination Agreement.

This explanation of reasons for the CoinShares Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and therefore subject to a number of risks and uncertainties and should be read in light of the factors discussed under the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

Certain Interests of Holdco’s Director(s) and Officers and Others in the Business Combination

Jeri-Lea Brown, a CoinShares group company secretary, was on incorporation of Holdco, the sole shareholder of the entity. Following the completion of the SPAC Merger, Ms. Brown’s shares in Holdco will be redeemed and subsequently cancelled. Ms. Brown is also a minority shareholder in CoinShares and will receive Holdco Ordinary Shares at the Equity Exchange Ratio pursuant to the Business Combination. No separate compensation will be made to Ms. Brown other than reimbursement for any expenses incurred by Ms. Brown in connection with the Business Combination.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination. The first table assumes that none of the Vine Hill Public Shareholders exercise their redemption rights. The second table assumes that Vine Hill Public Shareholders exercise their redemption rights with respect to 22,000,000 Vine Hill Class A Shares, representing the maximum amount of Vine Hill Public Shares that can be redeemed. Where actual amounts are not known or knowable, the figures below represent Holdco’s good faith estimates based on the assumptions set forth in the notes to the tables. If the actual facts are different from these assumptions, actual amounts will be different from those below.

Estimated Sources and Uses (No Redemption Scenario)

Sources		Uses
	($ in millions)		($ in millions)
Vine Hill’s Cash in Trust	$231	CoinShares Equity Rollover	$1,200
Sponsor	—	Cash to Balance Sheet(1)	223
CoinShares Equity Rollover	1,200	Cash to holders of CoinShares Options	15
PIPE Investment(3)	50	Estimated Transaction Expenses(2)	43
Total Sources	$1,481	Total Uses	$1,481

____________

(1)      The actual amount of cash will vary depending on, among other things, actual fees and expenses incurred in connection with the Business Combination.

(2)      Represents estimated transaction fees and expenses, the actual amount of which will vary depending on actual fees and expenses incurred in connection with the Business Combination.

(3)      Assumes the PIPE Investor satisfies its full commitment by purchasing 5,000,000 PIPE Investment Shares, as opposed to owning and not redeeming Vine Hill Class A Shares.

Estimated Sources and Uses (Maximum Redemption Scenario)

Sources		Uses
	($ in millions)		($ in millions)
Vine Hill’s Cash in Trust	$—	CoinShares Equity Rollover	$1,200
Sponsor	—	Cash from Balance Sheet(1)	(8)
CoinShares Equity Rollover	1,200	Cash to holders of CoinShares Options	15
PIPE Investment	50	Estimated Transaction Expenses(2)	43
Total Sources	$1,250	Total Uses	$1,250

____________

(1)      The actual amount of cash will vary depending on, among other things, actual fees and expenses incurred in connection with the Business Combination.

(2)      Represents estimated transaction fees and expenses, the actual amount of which will vary depending on actual fees and expenses incurred in connection with the Business Combination.

Anticipated Accounting Treatment of the Business Combination

CoinShares will be treated as the “acquirer” and Vine Hill will be treated as the “acquiree” for financial reporting purposes given that CoinShares’ operations will comprise the operations of Holdco, CoinShares’ existing shareholders will be the largest shareholder group of Holdco, and CoinShares’ executive management will be the executive management of Holdco. Further, CoinShares’ existing shareholders will have the majority voting equity interests of the post-combination company, CoinShares’ existing shareholders will have the largest single minority voting interest in the post-combination company, CoinShares’ existing senior management team will comprise the senior management of the post-combination company, the post-combination company will assume CoinShares’ name, and from an employee base and business operation standpoint CoinShares is the larger entity in terms of relative size. Additionally, influence on the board of directors is split between CoinShares and Vine Hill because, while Vine Hill nominates three of the five directors, they are subject to the acceptance of CoinShares CEO and Chairman. Under this method of accounting, the net assets of CoinShares will be stated at historical cost, with no goodwill or other intangible assets recorded. Since Vine Hill is the deemed acquiree, the transaction is not within the scope of IFRS 3, Business Combinations (“IFRS 3”) as Vine Hill does not meet the definition of a business in accordance with IFRS 3. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of CoinShares issuing shares for the net assets of Vine Hill, accompanied by a recapitalization. Given the substance of the transaction, the transaction will be accounted for as a share-based payment transaction within the scope of IFRS 2, Share-based Payment (“IFRS 2”) as it relates to the stock exchange listing service received and under other relevant standards for cash acquired, assumption of warrants or other assets acquired and liabilities assumed.

In accordance with IFRS 2, the differences in the fair value of the consideration (i.e., the ordinary shares issued by Holdco) for the acquisition of Vine Hill over the fair value of the identifiable net assets of Vine Hill will represent compensation for the service of a stock exchange listing for its shares and is expensed as incurred. Operations prior to the Closing will be deemed to be those of CoinShares. The consideration for the acquisition of Vine Hill was determined using the closing prices of Vine Hill Class A Shares. The Vine Hill Public Warrants are assumed to be part of the Business Combination and are assumed as a part of the identifiable net assets of Vine Hill. The replacement of warrants is then separately accounted for under International Accounting Standard 32, Financial Instruments: Presentation (“IAS 32”). As it is expected the fair value of Vine Hill Public Warrants will have similar fair value to those of Holdco Warrants as of the Closing, no material impact into profit or loss is expected.

Regulatory Matters

Neither Vine Hill nor CoinShares is aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than the regulatory notices and approvals discussed in “The Business Combination Proposal — Business Combination Agreement — Closing Conditions.” It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution, being a resolution passed by the affirmative vote of at least a simple majority of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Business Combination Proposal at the Extraordinary General Meeting. The Business Combination is not structured so that the approval of at least a majority of the unaffiliated securityholders of Vine Hill is required. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting and otherwise will have no effect on a particular proposal.

The Business Combination Proposal is conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if any of the other Condition Precedent Proposals is not approved, the Business Combination Proposal will have no effect, even if approved by the requisite holders of Vine Hill Ordinary Shares.

As of the date of this proxy statement/prospectus, the Sponsor has agreed and Vine Hill’s officers and directors intend, to vote the Vine Hill Ordinary Shares owned by them in favor of the Business Combination Proposal. As of the Record Date, the Sponsor owns        % of the issued and outstanding Vine Hill Ordinary Shares. Vine Hill’s officers and directors do not hold any Vine Hill Public Shares, but may purchase Vine Hill Public Shares at any time, subject to compliance with law and Vine Hill’s trading policies. As a result, in addition to approval by the Sponsor, approval of the Business Combination Proposal will require the affirmative vote of at least             Vine Hill Public Shares (or approximately        % of the Vine Hill Public Shares) if all Vine Hill Ordinary Shares are represented at the Extraordinary General Meeting and cast votes and the affirmative vote of at least            Vine Hill Public Shares (or approximately        % of the Vine Hill Public Shares) if only such shares as are required to establish a quorum are represented at the Extraordinary General Meeting and cast votes.

Resolution to be Voted Upon

The full text of the resolution to be voted upon is as follows:

“RESOLVED, as an ordinary resolution, that subject to the approval of each of the SPAC Merger Proposal and the Organizational Document Proposal, the entry by Vine Hill Capital Investment Corp. (“Vine Hill”) into the Business Combination Agreement, dated as of September 8, 2025, attached to the proxy statement/prospectus accompanying the notice of meeting as Annex A (as it may be amended, restated, supplemented and/or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which and among other things, on the terms and subject to the conditions set forth in the Business Combination Agreement, the parties will complete the Business Combination (as such term is defined in the proxy statement/prospectus) described in the proxy statement/prospectus, and the performance by Vine Hill of its obligations thereunder and the consummation of the Business Combination, be approved, ratified and confirmed in all respects.”

Recommendation of the Vine Hill Board

The Vine Hill Board believes that the Business Combination Proposal to be presented at the Extraordinary General Meeting is in the best interests of Vine Hill and its shareholders.

THE VINE HILL BOARD UNANIMOUSLY RECOMMENDS THAT VINE HILL SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of Vine Hill’s directors may result in a conflict of interest on the part of such director(s) between what such director may believe is in the best interests of Vine Hill and its shareholders and what such director may believe is best for themselves in determining to recommend that shareholders vote for the proposals, subject to their fiduciary duties under Cayman Islands law. The Sponsor and Vine Hill’s officers also have interests in the Business Combination that may be different from or in addition to, your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

THE SPAC MERGER PROPOSAL

Overview

In connection with the Business Combination, Vine Hill’s shareholders are being asked to consider and vote on a proposal to authorize and approve, by special resolution, the Vine Hill Merger and the Plan of Merger. The form of the Plan of Merger is attached to this proxy statement/prospectus as Annex B.

As a matter of Cayman Islands law, approval of Vine Hill’s shareholders is required for the authorization of the Plan of Merger, including, without limitation:

(i)     the merger of Vine Hill with and into SPAC Merger Sub, with SPAC Merger Sub continuing as the surviving entity; and

(ii)    the Plan of Merger to be entered into by Vine Hill, SPAC Merger Sub and Holdco in connection with the SPAC Merger.

Votes Required for Approval

If the Business Combination Proposal is not approved, the SPAC Merger Proposal will not be presented at the Extraordinary General Meeting. The approval of the SPAC Merger Proposal requires a special resolution under Cayman Islands law and the Vine Hill Memorandum and Articles of Association, being a resolution passed by the affirmative vote of at least two-thirds of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the SPAC Merger Proposal at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting and will have no effect on any of the proposals. The authorization and approval of the SPAC Merger Proposal is conditioned upon the adoption of the other Condition Precedent Proposals.

As of the date of this proxy statement/prospectus, the Sponsor has agreed, and Vine Hill’s officers and directors intend, to vote the Vine Hill Ordinary Shares owned by them in favor of the SPAC Merger Proposal. As of the Record Date, the Sponsor owns            % of the issued and outstanding Vine Hill Ordinary Shares. Vine Hill’s officers and directors do not hold any Vine Hill Public Shares, but may purchase Vine Hill Public Shares at any time, subject to compliance with law and Vine Hill’s trading policies. As a result, in addition to approval by the Sponsor, approval of the SPAC Merger Proposal will require the affirmative vote of at least            Vine Hill Public Shares (or approximately            % of the Vine Hill Public Shares) if all Vine Hill Ordinary Shares are represented at the Extraordinary General Meeting and cast votes, and the affirmative vote of at least            Vine Hill Public Shares (or approximately            % of the Vine Hill Public Shares) if only such shares as are required to establish a quorum are represented at the Extraordinary General Meeting and cast votes.

Resolution to be Voted Upon

The full text of the resolution to be voted upon is as follows:

“RESOLVED, as a special resolution that, subject to the approval of each of the Business Combination Proposal and the Organizational Document Proposal:

(a)     Vine Hill be authorized to merge with Odysseus (Cayman) Limited (“SPAC Merger Sub”) so that SPAC Merger Sub will be the surviving company (the “Surviving Company”) and all the undertaking, property, and liabilities of Vine Hill and SPAC Merger Sub vest in the Surviving Company by virtue of such merger pursuant to the Companies Act (as revised) of the Cayman Islands (the “SPAC Merger”);

(b)    the Plan of Merger in connection with the SPAC Merger substantially in the form attached to the proxy statement/prospectus accompanying the notice of meeting as Annex B (the “Plan of Merger”), be authorized and approved; and

(c)     Vine Hill be authorized to enter into the Plan of Merger, and any and all transactions provided for in the Plan of Merger.”

Recommendation of the Vine Hill Board

The Vine Hill Board believes that the SPAC Merger Proposal to be presented at the Extraordinary General Meeting is in the best interests of Vine Hill and its shareholders.

THE VINE HILL BOARD UNANIMOUSLY RECOMMENDS THAT VINE HILL SHAREHOLDERS
VOTE “FOR” THE SPAC MERGER PROPOSAL.

The existence of financial and personal interests of one or more of Vine Hill’s directors may result in a conflict of interest on the part of such director(s) between what such director may believe is in the best interests of Vine Hill and its shareholders and what such director may believe is best for themselves in determining to recommend that shareholders vote for the proposals, subject to their fiduciary duties under Cayman Islands law. The Sponsor and Vine Hill’s officers also have interests in the Business Combination that may be different from or in addition to, your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

Appraisal Rights under the Cayman Islands Companies Act

In respect of the special resolution to approve the SPAC Merger Proposal, under Section 238 of the Cayman Islands Companies Act, shareholders of a Cayman Islands company ordinarily have appraisal rights (also referred to as dissenters’ rights) with respect to a statutory merger. The Cayman Islands Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, Vine Hill Public Shareholders are still entitled to exercise the rights of redemption in respect to their Vine Hill Public Shares as detailed in this proxy statement/prospectus, and the redemption proceeds payable to Vine Hill Public Shareholders who exercise such redemption rights will represent the fair value of those shares. The certainty provided by the redemption process may be preferable for Vine Hill Public Shareholders wishing to exchange their Vine Hill Public Shares for cash.

Excerpts of relevant sections of the Cayman Islands Companies Act follow:

Section 238 — Rights of dissenters

238(1) A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

238(2) A member who desires to exercise that person’s entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

238(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for that person’s shares if the merger or consolidation is authorized by the vote.

238(4) Within twenty (20) days immediately following the date on which the vote of members giving authorization for the merger or consolidation is made, the constituent company shall give written notice of the authorization to each member who made a written objection.

238(5) A member who elects to dissent shall, within twenty (20) days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of that person’s decision to dissent, stating (a) that person’s name and address; (b) the number and classes of shares in respect of which that person dissents; and (c) a demand for payment of the fair value of that person’s shares.

238(6) A member who dissents shall do so in respect of all shares that that person holds in the constituent company.

238(7) Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of that person’s shares and the rights referred to in subsections (12) and (16).

238(8) Within seven days immediately following the date of the expiration of the period specified in subsection (5) or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase that person’s shares at a specified price that Vine Hill determines to be their fair value; and if, within thirty (30) days immediately following the date on which the offer is made, Vine Hill making the offer and the dissenting member agree upon the price to be paid for that person’s shares, Vine Hill shall pay to the member the amount in money forthwith.

238(9) If Vine Hill and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty (20) days immediately following the date on which the period expires (a) Vine Hill shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and (b) the petition by Vine Hill shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by Vine Hill.

238(10) A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, Vine Hill shall within ten days after such service file the verified list referred to in subsection (9)(b).

238(11) At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by Vine Hill upon the amount determined to be the fair value.

238(12) Any member whose name appears on the list filed by Vine Hill under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

238(13) The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether Vine Hill is incorporated under the laws of the Islands or not.

238(14) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

238(15) Shares acquired by Vine Hill pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

238(16) The enforcement by a member of that person’s entitlement under this section shall exclude the enforcement by the member of any right to which that person might otherwise be entitled by virtue of that person holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

Section 239 — Limitation on rights of dissenters

239(1) No rights under section 238 shall be available in respect of the shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5), but this section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 to accept for such shares anything except —

(a)     shares of a surviving or consolidated company or depository receipts in respect thereof;

(b)    shares of any other company or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders;

(c)     cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or

(d)    any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

239(2) Repealed by section 11 of the Companies (Amendment) (No. 2) Act, 2018 [Law 46 of 2018].

Vine Hill Public Shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Cayman Islands Companies Act.

Holders of Vine Hill Public Warrants and Vine Hill Units do not have appraisal rights in respect to such securities in connection with the Business Combination under the Cayman Islands Companies Act.

THE ORGANIZATIONAL DOCUMENT PROPOSAL

Overview

The Organizational Document Proposal, if approved, will approve the amendment and restatement with effect immediately prior to the effective time of the Scheme of Arrangement of the existing Holdco memorandum and articles of association by the adoption of the Proposed Holdco Memorandum and Articles of Association as the memorandum and articles of association of Holdco in substitution for and to the exclusion of the existing Holdco memorandum and articles of association. The amendment and restatement of the existing Holdco memorandum and articles of association will only take effect immediately prior to the effective time of the Scheme of Arrangement, at the same time the Scheme of Arrangement becomes effective.

This summary is qualified by reference to the complete text of the Proposed Holdco Memorandum and Articles of Association, substantially in the form attached to this proxy/registration statement as Annex C. All Vine Hill shareholders are encouraged to read the Proposed Holdco Memorandum and Articles of Association, in their entirety for a more complete description of their terms.

Votes Required for Approval

If the Business Combination Proposal and the SPAC Merger Proposal are not approved, the Organizational Document Proposal will not be presented at the Extraordinary General Meeting. The approval of the Organizational Document Proposal requires an ordinary resolution, being a resolution passed by the affirmative vote of at least a simple majority of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Organizational Document Proposal at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting and will have no effect on any of the proposals. The adoption of the Organizational Document Proposal is conditioned upon the adoption of the other Condition Precedent Proposals.

As of the date of this proxy statement/prospectus, the Sponsor has agreed, and Vine Hill’s officers and directors intend, to vote the Vine Hill Ordinary Shares owned by them in favor of the Organizational Document Proposal. As of the Record Date, the Sponsor owns            % of the issued and outstanding Vine Hill Ordinary Shares. Vine Hill’s officers and directors do not hold any Vine Hill Public Shares, but may purchase Vine Hill Public Shares at any time, subject to compliance with law and Vine Hill’s trading policies. As a result, in addition to approval by the Sponsor, approval of the Organizational Document Proposal will require the affirmative vote of at least            Vine Hill Public Shares (or approximately            % of the Vine Hill Public Shares) if all Vine Hill Ordinary Shares are represented at the Extraordinary General Meeting and cast votes, and the affirmative vote of at least            Vine Hill Public Shares (or approximately            % of the Vine Hill Public Shares) if only such shares as are required to establish a quorum are represented at the Extraordinary General Meeting and cast votes.

Resolution to be Voted Upon

The full text of the resolution to be voted upon is as follows:

“RESOLVED, as an ordinary resolution, that subject to the approval of each of the Business Combination Proposal and the SPAC Merger Proposal, with effect immediately prior to the effective time of the Scheme of Arrangement, the amended and restated memorandum and articles of association of Holdco in the form attached to the proxy statement/prospectus accompanying the notice of meeting as Annex C but subject to such amendments as may be approved by any director of Holdco be adopted as the memorandum and articles of association of Holdco in substitution for and to the exclusion of the existing memorandum and articles of association of Holdco as then in effect.”

Recommendation of the Vine Hill Board

The Vine Hill Board believes that the Organizational Document Proposal to be presented at the Extraordinary General Meeting is in the best interests of Vine Hill and its shareholders.

THE VINE HILL BOARD UNANIMOUSLY RECOMMENDS THAT VINE HILL SHAREHOLDERS
VOTE “FOR” THE ORGANIZATIONAL DOCUMENT PROPOSAL.

The existence of financial and personal interests of one or more of Vine Hill’s directors may result in a conflict of interest on the part of such director(s) between what such director may believe is in the best interests of Vine Hill and its shareholders and what such director may believe is best for themselves in determining to recommend that shareholders vote for the proposals, subject to their fiduciary duties under Cayman Islands law. The Sponsor and Vine Hill’s officers also have interests in the Business Combination that may be different from, or in addition to, your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

THE ADVISORY ORGANIZATIONAL DOCUMENT PROPOSALS

Overview

The Advisory Organizational Document Proposals are conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, then the Advisory Organizational Document Proposals will not be presented to Vine Hill’s shareholders at the Extraordinary General Meeting.

As required by SEC guidance, Vine Hill’s shareholders have the opportunity to present their views on important corporate governance provisions, Vine Hill is requesting that its shareholders vote upon, on a non-binding advisory basis, a proposal to approve certain governance provisions in the Proposed Holdco Memorandum and Articles of Association, which are separately being presented. These separate votes are not otherwise required by Cayman Islands law. Accordingly, Vine Hill’s shareholder vote regarding the Advisory Organizational Document Proposals is an advisory vote and it is not binding on Vine Hill or Holdco. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Organizational Document Proposals. Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Organizational Document Proposals, the Proposed Holdco Memorandum and Articles of Association will take effect upon the Closing if the Conditions Precedent Proposals are approved. For more information, please see the section entitled “Comparison of Corporate Governance and Shareholders’ Rights.”

The following table sets forth a summary of the principal changes proposed to be made between the Vine Hill Memorandum and Articles of Association and the Proposed Holdco Memorandum and Articles of Association. The following summaries are qualified by reference to the complete text of the Vine Hill Memorandum and Articles of Association and the Proposed Holdco Memorandum and Articles of Association, a copy of which is attached to this proxy statement/prospectus as Annex C. All shareholders are encouraged to read the Proposed Holdco Memorandum and Articles of Association in its entirety for a more complete description of their terms.

	Vine Hill Memorandum and Articles of Association	Proposed Holdco Memorandum and Articles of Association
Amendments (Proposal 4A)

The Vine Hill Memorandum and Articles of Association provide that the provisions of the Vine Hill Memorandum and Articles of Association may be amended by shareholder resolution to change Vine Hill’s name, alter or add to the articles of association, alter or add to the memorandum of association with respect to any objects, power or other matters specified therein and reduce Vine Hill’s share capital or any capital redemption reserve fund.

See Article 18 of the Vine Hill Memorandum and Articles of Association.

The Proposed Holdco Memorandum and Articles of Association will not include a provision governing amendments thereto and, as a result, amendments will be governed by the Jersey Companies Law, which will require a special resolution, passed by the affirmative vote of holders of not less than sixty-seven percent (67%) of the votes cast by shareholders voting in person or by proxy, at a general meeting of Holdco.

Number of Directors (Proposal 4B)

The Vine Hill Memorandum and Articles of Association provide that the number of directors shall consist of not less than one person, provided however that the limits in the number of directors may be increased or reduced by an ordinary resolution, passed by the affirmative vote of holders of a simple majority of the votes cast by shareholders voting in person or by proxy at a general meeting of Vine Hill, or by unanimous written resolution of the shareholders.

See Article 27 of the Vine Hill Memorandum and Articles of Association.

The Proposed Holdco Memorandum and Articles of Association will provide that the minimum number of directors will be three and the maximum number of directors will be ten, subject to amendment by a special resolution, passed by the affirmative vote of holders of not less than sixty-seven percent (67%) of the votes cast by shareholders voting in person or by proxy, at a general meeting of Holdco.

See Article 15 of the Proposed Holdco Memorandum and Articles of Association.

	Vine Hill Memorandum and Articles of Association	Proposed Holdco Memorandum and Articles of Association
Director Election, Vacancies and Removal (Proposal 4C)

The Vine Hill Memorandum and Articles of Association provide that, prior to the closing of a business combination, holders of the Vine Hill Class B Shares have the exclusive right to vote on the appointment of any director and holders of Vine Hill Class A Shares have no right to vote on the appointment of any director. Following the closing of a business combination, directors may be elected by an ordinary resolution, passed by the affirmative vote of holders of a simple majority of the votes cast by shareholders in person or by proxy at a general meeting of Vine Hill, or by unanimous written resolution of the shareholders.

The Proposed Holdco Memorandum and Articles of Association will provide that directors may be elected (either to fill a vacancy or as an addition to any existing directors) or removed from office by a special resolution, passed by the affirmative vote of holders of not less than sixty-seven percent (67%) of the votes cast by shareholders voting in person or by proxy, at a general meeting of Holdco.

See Article 19 of the Proposed Holdco Memorandum and Articles of Association.

The Vine Hill Memorandum and Articles of Association provide that newly-created directorships or any vacancy on the Board may be filled by a majority vote of the remaining directors then in office, even if less than a quorum, or by the sole remaining director. Prior to the closing of a business combination, holders of the Vine Hill Class B Shares have the exclusive right to vote on the removal of any director and holders of Vine Hill Class A Shares have no right to vote on the removal of any director. Following the closing of a business combination, directors may be removed by an ordinary resolution, passed by the affirmative vote of holders of a simple majority of the votes cast by shareholders in person or by proxy at a general meeting of Vine Hill, or by unanimous written resolution of the shareholders.

See Articles 29 and 31.6 of the Vine Hill Memorandum and Articles of Association.

Removal of Blank Check Company Provisions (Proposal 4D)	The Vine Hill Memorandum and Articles of Association contain various provisions applicable only to blank check companies.	The Proposed Holdco Memorandum and Articles of Association will not include these provisions only applicable to blank check companies.

Reasons for the Advisory Organizational Document Proposals

Advisory Organizational Document Proposal 4A — Amendments

The Vine Hill Memorandum and Articles of Association includes a provision governing amendments thereto, some of which only require an ordinary resolution, passed by a simple majority of the votes cast by shareholders in person or by proxy at a general meeting of the Vine Hill, or by unanimous written resolution of the shareholders, and others which require a special resolution, passed by at least two-thirds (or in certain cases 90%) of the votes cast by shareholders voting in person or by proxy at a general meeting of Vine Hill, or by unanimous written resolution of the shareholders. The Proposed Holdco Memorandum and Articles of Association will not include a provision governing amendments thereto, and, as a result, amendments will be governed by the Jersey Companies Law, which requires that any amendments will be subject to a special resolution, passed by the affirmative vote of holders of not less than sixty-seven percent (67%) of the votes cast by shareholders.

Advisory Organizational Document Proposal 4B — Number of Directors

The Vine Hill Memorandum and Articles of Association provide that the minimum number of directors is one, which limits the number of directors may be increased or decreased by an ordinary resolution, passed by a simple majority of the votes cast by shareholders in person or by proxy at a general meeting of Vine Hill, or by unanimous written resolution of the shareholders. The Proposed Holdco Memorandum and Articles of Association will provide that the minimum number of directors will be three and the maximum number of directors will be ten, subject to amendment by a special resolution, passed by the affirmative vote of holders of not less than sixty-seven percent (67%) of the votes cast by shareholders voting in person or by proxy, at a general meeting of Holdco.

Advisory Organizational Document Proposal 4C — Election, Vacancy and Removal of Directors

The Vine Hill Memorandum and Articles of Association provide that directors are elected by an ordinary resolution, passed by the affirmative vote of holders of a simple majority of the votes cast by shareholders in person or by proxy at a general meeting of Vine Hill, or by unanimous written resolution of the shareholders, provided that prior to the closing of a business combination and for so long as there are Vine Hill Class B Shares in issue, only the holders of the Vine Hill Class B Shares shall be entitled to vote on any such ordinary resolution. The Proposed Holdco Memorandum and Articles of Association will provide that directors will be elected (either to fill a vacancy or as an addition to any existing directors) or removed from office by a special resolution, passed by the affirmative vote of holders of not less than sixty-seven percent (67%) of the votes cast by shareholders voting in person or by proxy, at a general meeting of Holdco. The Vine Hill Board believes that such a standard will (i) increase board continuity and the likelihood that experienced board members with familiarity of Holdco’s business operations would serve on the board at any given time and (ii) make it more difficult for a potential acquirer or other person, group or entity to gain control of the Holdco Board.

Advisory Organizational Document Proposal 4D — Blank Check Company Provisions

The Vine Hill Memorandum and Articles of Association contain various provisions applicable only to blank check companies. The Proposed Holdco Memorandum and Articles of Association will eliminate certain provisions related to the status as a blank check company.

Vote Required for Approval

The approval of the Advisory Organizational Document Proposals does not require the passing of a resolution under the Vine Hill Memorandum and Articles of Association or Cayman Islands law. Notwithstanding this, the Vine Hill Board is asking Vine Hill’s shareholders to vote on the Advisory Organizational Document Proposals on a non-binding advisory basis by ordinary resolution, being a non-binding advisory resolution passed by the affirmative vote of at least a simple majority of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Advisory Organizational Document Proposals at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting and will have no effect on any of the proposals. The adoption of the Advisory Organizational Document Proposals is conditioned upon the adoption of the Condition Precedent Proposals.

As of the date of this proxy statement/prospectus, the Sponsor has agreed, and Vine Hill’s officers and directors intend, to vote the Vine Hill Ordinary Shares owned by them in favor of the Advisory Organizational Document Proposals. As of the Record Date, the Sponsor owns            % of the issued and outstanding Vine Hill Ordinary Shares. Vine Hill’s officers and directors do not hold any Vine Hill Public Shares, but may purchase Vine Hill Public Shares at any time, subject to compliance with law and Vine Hill’s trading policies. As a result, in addition to approval by the Sponsor, approval of the Advisory Organizational Document Proposals will require the affirmative vote of at least            Vine Hill Public Shares (or approximately            % of the Vine Hill Public Shares) if all Vine Hill Ordinary Shares are represented at the Extraordinary General Meeting and cast votes, and the affirmative vote of at least            Vine Hill Public Shares (or approximately    % of the Vine Hill Public Shares) if only such shares as are required to establish a quorum are represented at the Extraordinary General Meeting and cast votes.

Resolutions to be Voted Upon

The full text of the resolutions to be voted upon is as follows:

Advisory Organizational Documents Proposal 4A — “RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the Proposed Holdco Memorandum and Articles of Association will not include a provision governing amendments thereto and, as a result, amendments will be governed by the Jersey Companies Law, which will require a special resolution, passed by the affirmative vote of holders of not less than sixty-seven percent (67%) of the votes cast by shareholders voting in person or by proxy, at a general meeting of Holdco.”

Advisory Organizational Documents Proposal 4B — “RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the Proposed Holdco Memorandum and Articles of Association will provide that the minimum number of directors will be three and the maximum number of directors will be ten, subject to amendment by a special resolution, passed by the affirmative vote of holders of not less than sixty-seven percent (67%) of the votes cast by shareholders voting in person or by proxy, at a general meeting of Holdco.”

Advisory Organizational Documents Proposal 4C — “RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the Proposed Holdco Memorandum and Articles of Association will provide that directors may be elected (either to fill a vacancy or as an addition to any existing directors) or removed from office by a special resolution, passed by the affirmative vote of holders of not less than sixty-seven percent (67%) of the votes cast by shareholders voting in person or by proxy, at a general meeting of Holdco.”

Advisory Organizational Documents Proposal — “RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the Proposed Holdco Memorandum and Articles of Association will eliminate certain provisions related to the status as a blank check company.”

Recommendation of the Vine Hill Board

The Vine Hill Board believes that the Advisory Organizational Document Proposals to be presented at the Extraordinary General Meeting are in the best interests of Vine Hill and its shareholders.

THE VINE HILL BOARD UNANIMOUSLY RECOMMENDS THAT VINE HILL SHAREHOLDERS VOTE “FOR” THE ADVISORY ORGANIZATIONAL DOCUMENT PROPOSALS.

The existence of financial and personal interests of one or more of Vine Hill’s directors may result in a conflict of interest on the part of such director(s) between what such director may believe is in the best interests of Vine Hill and its shareholders and what such director may believe is best for themselves in determining to recommend that shareholders vote for the proposals, subject to their fiduciary duties under Cayman Islands law. The Sponsor and Vine Hill’s officers also have interests in the Business Combination that may be different from or in addition to, your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

THE NTA PROPOSAL

Overview

The NTA Proposal is conditioned upon the approval of the Condition Precedent Proposals. Therefore, if the Condition Precedent Proposals are not approved, then the NTA Proposal will not be presented to Vine Hill’s shareholders at the Extraordinary General Meeting. If the NTA Proposal is approved at the Extraordinary General Meeting, the Vine Hill Memorandum and Articles of Association shall be amended, prior to the consummation of the proposed Business Combination, to remove from the Vine Hill Memorandum and Articles of Association requirements limiting Vine Hill’s ability to redeem Vine Hill Public Shares and consummate an initial business combination if the amount of such redemptions would cause Vine Hill to have less than $5,000,001 in net tangible assets.

Reasons for the NTA Amendments

Vine Hill’s shareholders are being asked to approve the NTA Amendments to the Vine Hill Memorandum and Articles of Association prior to the consummation of the proposed Business Combination, which, in the judgment of the Vine Hill Board, may facilitate the consummation of the Business Combination. The Vine Hill Memorandum and Articles of Association limit Vine Hill’s ability to consummate an initial business combination if Vine Hill would have less than $5,000,001 in net tangible assets. Because Vine Hill Ordinary Shares and the Holdco Ordinary Shares would not be deemed to be a “penny stock” pursuant to other applicable provisions of Rule 3a51-1 under the Exchange Act, Vine Hill is presenting the NTA Proposal to facilitate the consummation of the Business Combination. If the NTA Proposal is not approved and there are significant requests for redemption such that Vine Hill’s net tangible assets would be less than $5,000,001 following such redemption prior to and upon consummation of the Business Combination, the Vine Hill Memorandum and Articles of Association would prevent Vine Hill from being able to consummate the Business Combination even if all other conditions to Closing are met. If the NTA Proposal is approved and the Vine Hill Memorandum and Articles of Association are amended with the NTA Amendments, then it is possible that the Business Combination could be consummated even if Vine Hill’s net tangible assets would be less than $5,000,001 following the redemption prior to and upon consummation of the Business Combination.

If the Condition Precedent Proposals and the NTA Proposal are approved, all of the references in this proxy statement/prospectus to the “Vine Hill Memorandum and Articles of Association” shall be deemed to mean the Vine Hill Memorandum and Articles of Association as amended by the NTA Amendments contained in this NTA Proposal.

Vote Required for Approval

The approval of the NTA Proposal will require a special resolution under Cayman Islands law and the Vine Hill Memorandum and Articles of Association, being a resolution passed by the affirmative vote of at least two-thirds of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person, (including virtually) or represented by proxy and entitled to vote on the NTA Proposal at the Extraordinary General Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement but will not have an effect on the NTA Proposal.

As of the date of this proxy statement/prospectus, the Sponsor has agreed, and Vine Hill’s officers and directors intend, to vote the Vine Hill Ordinary Shares owned by them in favor of the NTA Proposal. As of the Record Date, the Sponsor owns             % of the issued and outstanding Vine Hill Ordinary Shares. Vine Hill’s officers and directors do not hold any Vine Hill Public Shares, but may purchase Vine Hill Public Shares at any time, subject to compliance with law and Vine Hill’s trading policies. As a result, in addition to approval by the Sponsor, approval of the NTA Proposal will require the affirmative vote of at least              Vine Hill Public Shares (or approximately     % of the Vine Hill Public Shares) if all Vine Hill Ordinary Shares are represented at the Extraordinary General Meeting and cast votes, and the affirmative vote of at least              Vine Hill Public Shares (or approximately    % of the Vine Hill Public Shares) if only such shares as are required to establish a quorum are represented at the Extraordinary General Meeting and cast votes.

Resolution to be Voted Upon

The full text of the resolution to be voted upon is as follows:

“RESOLVED, as a special resolution, that subject to the approval of each of the Business Combination Proposal, the SPAC Merger Proposal and the Organizational Document Proposal, Vine Hill’s Amended and Restated Memorandum and Articles of Association be amended by the deletion of Articles 49.2, 49.4, 49.5 and 49.8 in their entireties and the insertion of the following language in their place:

49.2  Prior to the consummation of a Business Combination, the Company shall either:

(a)     submit such Business Combination to its Members for approval; or

(b)    provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares. Such obligation to repurchase Shares is subject to the completion of the proposed Business Combination to which it relates.

49.4  At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination.

49.5  Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, at least two business days’ prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “Business Combination Redemption”), provided that no such Member acting together with any Affiliate of their or any other person with whom they are acting in concert or as a partnership, limited partnership, syndicate, or other group (including, for the avoidance of doubt, a “group” (as defined under Section 13 of the Exchange Act) for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15% of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether they are voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and in connection with its consummation.

49.8  In the event that any amendment is made to the Articles (an “Amendment”):

(a)     to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100% of the Public Shares if the Company does not consummate a Business Combination by the Deadline Date, or such later time as the Members may approve by Special Resolution in accordance with the Articles; or

(b)    with respect to any other provision relating to Members’ rights or pre-Business Combination activity,

any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, at least two business days’ prior to any vote on an Amendment, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “Amendment Redemption”), provided that no such Member acting together with any Affiliate of their or any other person with whom they are acting in concert or as a partnership, limited partnership, syndicate, or other group (including, for the avoidance of doubt, a “group” (as defined under Section 13 of the

Exchange Act) for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15% of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether they are voting for or against such proposed Amendment, the Redemption Price, but only in the event that the applicable proposed Amendment is approved. The Directors (in their sole discretion) shall determine the timing of any such Amendment Redemption.”

Recommendation of the Vine Hill Board

The Vine Hill Board believes that the NTA Proposal to be presented at the Extraordinary General Meeting is in the best interests of Vine Hill and its shareholders.

THE VINE HILL BOARD UNANIMOUSLY RECOMMENDS THAT VINE HILL SHAREHOLDERS VOTE “FOR” THE NTA PROPOSAL.

The existence of financial and personal interests of one or more of Vine Hill’s directors may result in a conflict of interest on the part of such director(s) between what such director may believe is in the best interests of Vine Hill and its shareholders and what such director may believe is best for themselves in determining to recommend that shareholders vote for the proposals, subject to their fiduciary duties under Cayman Islands law. The Sponsor and Vine Hill’s officers also have interests in the Business Combination that may be different from or in addition to, your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal allows the Vine Hill Board to submit a proposal to approve, by ordinary resolution, the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary or desirable: (1) to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Extraordinary General Meeting; (2) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Vine Hill has determined in good faith after consultation with outside legal counsel is required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by its shareholders prior to the Extraordinary General Meeting; (3) to seek reversals of redemption requests if Vine Hill Public Shareholders have elected to redeem an amount of Vine Hill Public Shares such that Vine Hill would have less than $5,000,001 in net tangible assets; or (4) in order to engage with investors.

The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor, Vine Hill and their members and shareholders, respectively, to make purchases of Vine Hill Class A Shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the Extraordinary General Meeting or otherwise increase the likelihood of closing the Business Combination.

See “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination.”

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the Extraordinary General Meeting and is not approved by the shareholders, the Vine Hill Board may not be able to adjourn the Extraordinary General Meeting to a later date (i) if based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the Condition Precedent Proposals, in which event, the Business Combination would not be completed, or (ii) in the event that adjourning the Extraordinary General Meeting to a later date would allow for reasonable additional time for (A) the filing or mailing of any supplemental or amended disclosure that Vine Hill has determined in good faith after consultation with outside legal counsel is required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by its shareholders prior to the Extraordinary General Meeting or (B) engaging with investors.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution, being a resolution passed by the affirmative vote of at least a simple majority of the votes cast by the holders of the issued Vine Hill Ordinary Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Adjournment Proposal at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting and otherwise will have no effect on a particular proposal.

The Adjournment Proposal is not conditioned on the approval of any other proposal.

As of the date of this proxy statement/prospectus, the Sponsor has agreed and Vine Hill’s officers and directors intend, to vote the Vine Hill Ordinary Shares owned by them in favor of the Adjournment Proposal. As of the Record Date, the Sponsor owns             % of the issued and outstanding Vine Hill Ordinary Shares. Vine Hill’s officers and directors do not hold any Vine Hill Public Shares, but may purchase Vine Hill Public Shares at any time, subject to compliance with law and Vine Hill’s trading policies. As a result, in addition to approval by the Sponsor, approval of the Adjournment Proposal will require the affirmative vote of at least              Vine Hill Ordinary Shares (or approximately             % of the Vine Hill Public Shares) if all Vine Hill Ordinary Shares are represented at the Extraordinary General Meeting and cast votes and the affirmative vote of at least              Vine Hill Ordinary Shares (or approximately    % of the Vine Hill Public Shares) if only such shares as are required to establish a quorum are represented at the Extraordinary General Meeting and cast votes.

Resolution to be Voted Upon

The full text of the resolution to be voted upon is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the Extraordinary General Meeting to a later date or dates to be determined by the Chairman of the Extraordinary General Meeting, if necessary or desirable: (1) to permit further solicitation and vote of proxies in the event that, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are insufficient votes for the approval of one or more proposals at the Extraordinary General Meeting; (2) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Vine Hill has determined in good faith after consultation with outside legal counsel is required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by its shareholders prior to the Extraordinary General Meeting; (3) to seek reversals of redemption requests if Vine Hill Public Shareholders have elected to redeem an amount of Vine Hill Public Shares such that Vine Hill would have less than $5,000,001 in net tangible assets; or (4) in order to engage with investors, be approved.”

Recommendation of the Vine Hill Board

The Vine Hill Board believe that the Adjournment Proposal if presented at the Extraordinary General Meeting is in the best interests of Vine Hill and its shareholders.

THE VINE HILL BOARD UNANIMOUSLY RECOMMEND THAT VINE HILL SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income tax consequences of (i) the SPAC Merger to U.S. Holders (as defined below) of Vine Hill Public Shares and Vine Hill Public Warrants, (ii) exercise of the redemption rights by U.S. Holders and (iii) the ownership and disposition of Holdco Ordinary Shares and Holdco Warrants received in the Business Combination by former holders of Vine Hill Public Shares or Vine Hill Public Warrants by such persons, and by former holders of CoinShares Shares (but, in the case of former holders of CoinShares Shares, solely with respect to the ownership and disposition of Holdco Ordinary Shares). This section applies only to holders that hold their Vine Hill Public Shares and Vine Hill Public Warrants and any stock or warrants exchanged therefor as capital assets for U.S. federal income tax purposes (generally, property held for investment) and also does not address the Sponsor, Insiders or their affiliates, representatives, employees or other stakeholders.

This discussion is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the IRS or formal written opinion from our tax advisors with respect to the statements made and the positions or conclusions described in the following summary. Such statements, positions and conclusions are not free from doubt and there can be no assurance that your tax advisor, the IRS or a court will agree with such statements and conclusions.

This summary does not discuss the alternative minimum tax or the application of Section 451(b) of the Code to accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code and does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws, any tax treaties or any other tax law other than U.S. federal income tax law. Furthermore, this discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of the holder’s circumstances or that may be relevant to certain categories of investors that may be subject to special rules, such as:

•        entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•        our founders, sponsor, officers or directors or other holders of our Class B Ordinary Shares or private placement warrants;

•        banks, insurance companies or other financial institutions;

•        tax-exempt or governmental organizations;

•        “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

•        dealers in securities or foreign currencies;

•        U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•        U.S. expatriates or former long-term residents of the U.S.;

•        traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•        “controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        persons deemed to sell our securities under the constructive sale provisions of the Code;

•        persons that acquired our securities through the exercise of employee share options or otherwise as compensation or through a tax-qualified retirement plan;

•        persons that actually or constructively own 5% percent or more (by vote or value) of any class of our shares;

•        persons that hold our securities as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•        persons who acquire PIPE Shares as part of or in connection with the PIPE Investment;

•        certain former citizens or long-term residents of the United States;

•        pension funds;

•        mutual funds;

•        regulated investment companies; and

•        real estate investment trusts.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other pass-through entity holds Vine Hill Public Shares, Vine Hill Public Warrants, Holdco Ordinary Shares or Holdco Warrants, the tax treatment of a partner or other member in such partnership or other pass-through entity generally will depend upon the status of the partner or other member, the activities of the partnership or other pass-through entity and certain determinations made at the partner or member level. If you are a partner or member of a partnership or other pass-through entity holding Vine Hill Ordinary Shares, Vine Hill Public Warrants, Holdco Ordinary Shares or Holdco Warrants, you are urged to consult your tax advisor regarding the tax consequences to you of a redemption, the SPAC Merger, and/or the ownership and disposition of Holdco Ordinary Shares and Holdco Warrants by the partnership or other pass-through entity.

For purposes of this discussion, because the components of a Vine Hill Unit are generally separable at the option of the holder, the holder of a Vine Hill Unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying Vine Hill Public Share and one-half of one Vine Hill Public Warrant components of the Vine Hill Unit, and the discussion below with respect to actual holders of Vine Hill Public Shares and Vine Hill Public Warrants also should apply to holders of Vine Hill Units (as the deemed owners of the underlying Vine Hill Public Shares and Vine Hill Public Warrants that constitute the Vine Hill Units). Accordingly, the separation of a Vine Hill Unit into one Vine Hill Public Share and the one-half of one Vine Hill Public Warrant underlying the Vine Hill Unit generally should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. Holders of Vine Hill Units are urged to consult their tax advisors concerning the U.S. federal, state, local and any non-U.S. tax consequences of the transactions contemplated by the Business Combination (including the exercise of any redemption rights) with respect to any Vine Hill Public Shares and Vine Hill Public Warrants held through Vine Hill Units (including alternative characterizations of Vine Hill Units).

For purposes of this description, a “U.S. Holder” means a beneficial owner of Vine Hill Public Shares, Vine Hill Public Warrants, Holdco Ordinary Shares (received for Vine Hill Public Shares or CoinShares Shares) or Holdco Warrants (received for Vine Hill Public Warrants) that is for U.S. federal income tax purposes:

•        an individual citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) are authorized to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the Code).

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE EXERCISE OF REDEMPTION RIGHTS, THE SPAC MERGER OR THE BUSINESS COMBINATION MAY BE AFFECTED BY MATTERS NOT DESCRIBED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. WE URGE HOLDERS WHO CHOOSE TO EXERCISE THEIR REDEMPTION RIGHTS OR WHO CHOOSE TO PARTICIPATE IN THE SPAC MERGER OR THE BUSINESS COMBINATION TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE EXERCISE OF REDEMPTION RIGHTS, OF THE SPAC MERGER, OF THE BUSINESS COMBINATION AND OF OWNING AND DISPOSING OF HOLDCO ORDINARY SHARES OR HOLDCO WARRANTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

Tax Treatment of SPAC Merger Generally

The U.S. federal income tax consequences of the SPAC Merger will depend primarily upon whether the SPAC Merger qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code (an “F Reorganization”).

It is intended that the SPAC Merger qualify as an F Reorganization for U.S. federal income tax purposes. Paul Hastings LLP will deliver an opinion that, based on customary assumptions, representations and covenants, the SPAC Merger should qualify as an F Reorganization, which opinion will be filed by amendment as Exhibit 8.1 to the Registration Statement of which this proxy statement/prospectus forms a part. The obligations of Vine Hill to undertake the Business Combination are not conditioned on the receipt of an opinion regarding the qualification of the SPAC Merger as an F Reorganization. If any of the assumptions, representations or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion described above may be adversely affected. An opinion of counsel represents counsel’s legal judgment and is not binding on the IRS or any court. However, none of the parties to the SPAC Merger intend to request a ruling from the IRS regarding the U.S. federal income tax consequences of the SPAC Merger and as a result, no assurance can be given that the IRS will not challenge the treatment of the SPAC Merger discussed herein or that a court would not sustain such a challenge. If the IRS were to successfully challenge the F Reorganization status of the SPAC Merger, the U.S. federal income tax consequences of the SPAC Merger could differ from those described herein (including the recognition of income or gain). Accordingly, each U.S. Holder is urged to consult its tax advisor with respect to the particular tax consequence of the SPAC Merger to such holder.

Except to the extent otherwise discussed herein, the remainder of this discussion assumes the SPAC Merger qualifies as an F Reorganization.

U.S. Holders

Tax Consequences of the SPAC Merger to U.S. Holders

Assuming that the SPAC Merger qualifies as an F Reorganization (or other tax-deferred transaction), the tax consequences of the SPAC Merger to U.S. Holders of Vine Hill Public Shares and Vine Hill Public Warrants might vary depending on whether Vine Hill is treated as a PFIC for U.S. federal income tax purposes (discussed in detail below).

If Vine Hill is not treated as a PFIC, a U.S. Holder that exchanges its Vine Hill Public Shares and Vine Hill Public Warrants in the SPAC Merger for Holdco Ordinary Shares and Holdco Warrants should not recognize any gain or loss on such exchange. The aggregate adjusted tax basis of the Holdco Ordinary Shares received in the SPAC Merger by a U.S. Holder should be equal to the adjusted tax basis of the Vine Hill Public Shares surrendered in exchange therefor. The aggregate adjusted tax basis of the Holdco Warrants received in the SPAC Merger by a U.S. Holder should be equal to the adjusted tax basis of the Public Warrants surrendered in exchange therefor. The holding period of the Holdco Ordinary Shares and Holdco Warrants should include the period during which the Vine Hill Public Shares and Vine Hill Public Warrants, as applicable, surrendered in the SPAC Merger in exchange therefor were held by a U.S. Holder, although the running of the holding period for the Vine Hill Public Shares may be suspended as a result of the redemption rights with respect thereto (as described above in this proxy statement/prospectus).

If Vine Hill is treated as a PFIC, the tax consequences of the SPAC Merger to U.S. Holders should generally be similar to those described above (i.e., no recognition of any gain or loss). Under proposed Treasury Regulations, if the SPAC Merger otherwise qualifies as an F Reorganization, the treatment of Vine Hill as a PFIC would not adversely impact the tax consequences of the SPAC Merger to U.S. Holders. The proposed Treasury Regulations, if finalized in their current form, would be effective as of April 1, 1992. Thus, it is expected that consequences similar to those described above should apply if Vine Hill is a PFIC, in the absence of any final Treasury Regulations to the contrary. It is difficult to predict, however, if the proposed Treasury Regulations will be adopted, whether such proposed Treasury Regulations will be adopted in their current form, and whether any such Treasury Regulations, as finally adopted, would be effective retroactive to the date of the SPAC Merger.

If the SPAC Merger does not qualify as an F Reorganization, it is not clear how the transactions would be characterized for U.S. federal income tax purposes and what the resulting tax consequences would be. In such case, the tax consequences of the SPAC Merger to U.S. Holders may depend, among other things, on whether the SPAC Merger would otherwise qualify for tax-free treatment under Section 368 or Section 351 of the Code and whether Holdco and/or Vine Hill are treated as PFICs, and U.S. Holders might be required to recognize any gain realized on Vine Hill Public Shares and Vine Hill Public Warrants, although possibly not any loss realized. If Vine Hill is treated as a PFIC, the nature and character of any gain required to be recognized would be similar to those described below under “Passive Foreign Investment Company Rules”.

The tax matters described above are very complicated and U.S. Holders are urged to consult their tax advisors regarding the potential tax consequences to them if the SPAC Merger does not qualify as an F Reorganization (or other tax-deferred transaction).

Tax Consequences to U.S. Holders of the Redemption of Vine Hill Public Shares

Subject to the PFIC rules described below, in the event that a U.S. Holder of Vine Hill Public Shares exercises such holder’s right to have such holder’s Vine Hill Public Shares redeemed pursuant to the redemption provisions described herein, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such Vine Hill Public Shares pursuant to Section 302 of the Code or whether the U.S. Holder will be treated as receiving a corporate distribution within the meaning of Section 301 of the Code. Whether that redemption qualifies for sale treatment will depend largely on the total number of Vine Hill Public Shares treated as held by the U.S. Holder immediately after the redemption (including any Vine Hill Public Shares constructively owned by the U.S. Holder as a result of, among other things, owning warrants) relative to all Vine Hill Public Shares treated as held or as so constructively owned by such U.S. Holder immediately before the redemption. The redemption of Vine Hill Public Shares generally will be treated as a sale of the shares (rather than as a corporate distribution) if the redemption is “substantially disproportionate” with respect to the U.S. Holder, results in a “complete termination” of the U.S. Holder’s interest in Vine Hill or is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only Vine Hill Public Shares actually owned by the U.S. Holder, but also Vine Hill Public Shares that are constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which generally would include Vine Hill Public Shares that could be acquired pursuant to the exercise of the Vine Hill Public Warrants. In order to meet the substantially disproportionate test, the percentage of Vine Hill’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of Vine Hill Public Shares must, among other requirements, be less than 80% of the percentage of Vine Hill’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either all the Vine Hill Public Shares actually and constructively owned by the U.S. Holder are redeemed or all the Vine Hill Public Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members, the U.S. Holder does not constructively own any other stock, and certain other requirements are met. The redemption of the Vine Hill Public Shares will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Vine Hill. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Vine Hill will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of redemption.

Subject to the discussion of the PFIC rules below, if the redemption qualifies as a sale of stock by the U.S. Holder under Section 302 of the Code, the U.S. Holder generally will be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the Vine Hill Public Shares redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held for more than a year as a capital asset on the date of the redemption. A U.S. Holder’s tax basis in such holder’s shares of Vine Hill Public Shares generally will equal the cost of such shares. Please see the discussion of the PFIC rules below for exceptions to these rules.

If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. Holder will be treated as receiving a corporate distribution. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Holdco (which, as discussed below, should be a continuation of Vine Hill for U.S. federal income tax purposes) does not expect that it will maintain calculations of earnings and profits under U.S. federal income tax principles for purposes of determining whether a distribution is a dividend for U.S. federal income tax purposes. Thus, it is expected that the full amount of any such distributions may have to be reported as dividends for U.S. federal income tax purposes. Amounts treated as dividends that Vine Hill pays to a U.S. Holder that is a taxable corporation generally will be taxed at regular rates and generally (subject to certain exceptions) will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if the Vine Hill Public Shares are readily tradable on an established securities market in the United States, Vine Hill is not treated as a PFIC at the time the dividend was paid or in the preceding year and provided certain holding period requirements are met. Because Vine Hill believes that it likely was a PFIC for its taxable year preceding the taxable year of the Business Combination (as discussed below), dividends that Vine Hill pays to a non-corporate U.S. Holder may not constitute “qualified dividends” that would be taxable at a reduced rate.

Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such U.S. Holder’s Vine Hill Public Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of such Vine Hill Public Shares. After the application of the foregoing rules, any remaining tax basis of the U.S. Holder in the redeemed Vine Hill Public Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining shares or, if it has none, to the U.S. Holder’s adjusted tax basis in its Vine Hill Public Warrants or possibly in other shares constructively owned by such U.S. Holder. Please see the discussion of the PFIC rules below for exceptions to these rules.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF AN EXERCISE OF REDEMPTION RIGHTS.

Passive Foreign Investment Company Rules

Adverse U.S. federal income tax rules apply to U.S. Holders that hold shares in a foreign (i.e., non-U.S.) corporation classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder in any taxable year in which, after applying certain look-through rules, either:

(i)     at least 75% of our gross income for such taxable year, including our pro rata share of the gross income of any corporation in which we are considered to own at least 25% of the shares by value, consists of passive income (which generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets); or

(ii)    at least 50% of our assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including our pro rata share of the assets of any corporation in which we are considered to own at least 25% of the shares by value, produce or are held for the production of passive income.

In certain circumstances, a foreign corporation may qualify for a “start-up exception,” pursuant to which it would not be treated as a PFIC for the first taxable year it has gross income (the “start-up year”), if (1) no predecessor of the corporation was a PFIC, (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year and (3) the corporation is not in fact a PFIC for either of those years. If the start-up exception were to apply to us, we would not be a PFIC during our start-up year. However, the start-up exception may not be applicable to us.

Assuming the SPAC Merger qualifies as an F Reorganization, Holdco will be treated as Vine Hill’s successor for U.S. federal income tax purposes and Vine Hill’s current taxable year will not close and will continue under Holdco. Thus, for purposes of the PFIC rules, Holdco Ordinary Shares generally will be treated as the Vine Hill Public Shares exchanged in the SPAC Merger, and Holdco Warrants generally will be treated as the Vine Hill Public Warrants exchanged in the SPAC Merger. Following the Business Combination, the annual PFIC income and asset tests in respect of Holdco will be applied based on the assets and activities of the combined business. To determine whether the PFIC asset test has been met, a calendar-year corporation generally divides the average of the values of passive assets at the end of each quarter by the average value of all assets at the end of each quarter. Because Vine Hill is a blank-check company with no current active business, based upon the composition of Vine Hills’s income and assets for its first taxable year (ending December 31, 2024) and because (as discussed below) CoinShares may be a PFIC, Vine Hill believes that it may be a PFIC for the taxable years ending December 31, 2024 and December 31, 2025 and that Holdco may be a PFIC for the taxable year ending December 31, 2026. However, because PFIC status is based on income, assets and activities for the entire taxable year, it is not possible to determine the PFIC status of Vine Hill or Holdco for any taxable year until after the close of the taxable year. In addition, because PFIC status is an inherently factual issue, none of Vine Hill, CoinShares, or Holdco’s U.S. counsel expresses an opinion with respect to Vine Hill and Holdco’s PFIC status for any taxable year.

If Vine Hill is determined to be a PFIC, any income or gain recognized by a U.S. Holder electing to have its Vine Hill Public Shares redeemed would generally be subject to a special tax and interest charge if such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election or a mark-to-market election for Vine Hill’s first taxable year as a PFIC in which such U.S. Holder held (or was deemed to hold) such shares, or a QEF election along with an applicable purging election. These rules are described more fully below.

The rules dealing with PFICs discussed above and below are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders are strongly urged to consult their tax advisors concerning the application of the PFIC rules to their particular circumstances, including as a result of QEF and mark-to-market elections that such U.S. Holders may have made (or may wish to make for the taxable year including the Business Combination).

Although our PFIC status is determined in each taxable year, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held (or is deemed to have held) Vine Hill Public Shares or Vine Hill Public Warrants while we were a PFIC, whether or not we are treated as a PFIC in those subsequent years. If we are treated as a PFIC for any taxable year in which a U.S. Holder holds the Vine Hill Public Shares or Vine Hill Public Warrants (regardless of whether we remain a PFIC for subsequent taxable years) and, in the case of the Vine Hill Public Shares, the U.S. Holder did not make either a timely QEF election or a mark-to-market election (in either case, as described below), such U.S. Holder generally will be subject to special rules with respect to (i) any gain realized on the sale or other disposition of its Vine Hill Public Shares or Vine Hill Public Warrants and (ii) any “excess distribution” (generally, the portion of any distributions received by such U.S. Holder during a taxable year in excess of 125% of the average annual distributions received by such U.S. Holder during the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the Vine Hill Public Shares). Under these rules:

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Vine Hill Public Shares or Vine Hill Public Warrants;

•        the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder realized the gain or received the excess distribution or to the portion of the U.S. Holder’s holding period prior to the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income; and

•        the amount allocated to each of the other taxable years (or portions thereof) of the U.S. Holder will be subject to tax at the highest tax rate in effect for the U.S. Holder in that year (and would not be eligible for the lower long-term capital gains rate) and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year (or portion thereof).

In general, if we are treated as a PFIC, a U.S. Holder may be able to avoid the PFIC tax consequences described above in respect of the Vine Hill Public Shares (but not the Vine Hill Public Warrants) by making a timely and valid QEF election (if eligible to do so) in the first taxable year in which the U.S. Holder held (or was deemed to hold) Vine Hill Public Shares in which we are classified as a PFIC. If a U.S. Holder makes a timely QEF election with respect to the Vine Hill Public Shares, each year such U.S. Holder will be required to include in its income its pro rata share of our net capital gains (as long-term capital gain) and our ordinary earnings (as ordinary income), if any, for our taxable year that ends with or within the taxable year of the U.S. Holder, regardless of whether or not we make distributions to such U.S. Holder (although a U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge). Such U.S. Holder’s adjusted tax basis in the Vine Hill Public Shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the Vine Hill Public Shares and will not be taxed again once distributed. A U.S. Holder that has made a timely QEF election or a mark-to-market election with respect to the Vine Hill Public Shares will generally recognize capital gain or loss on the sale or other disposition of the Vine Hill Public Shares and no additional tax or interest charge will be imposed under the PFIC rules.

It is not entirely clear how various aspects of the PFIC rules apply to Vine Hill Public Warrants and U.S. Holders are strongly urged to consult with and rely solely upon their tax advisors regarding the application of such rules to their Vine Hill Public Warrants in their particular circumstances. A U.S. Holder may not make a QEF election with respect to its Vine Hill Public Warrants to acquire the Vine Hill Public Shares. As a result, if a U.S. Holder sells or otherwise disposes of such Vine Hill Public Warrants (other than upon the exercise of such Vine Hill Public Warrants) and we were treated as a PFIC at any time during the U.S. Holder’s holding period of such Vine Hill Public Warrants, any gain recognized generally will be treated in the same manner as an excess distribution, taxed as described above. If a U.S. Holder that exercises such Vine Hill Public Warrants properly makes a QEF election with respect to the newly acquired Vine Hill Public Shares (or has previously made a QEF election with respect to the Vine Hill Public Shares), the QEF election will apply to the newly acquired Vine Hill Public Shares. Notwithstanding any such QEF election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, generally will continue to apply with respect to such newly acquired Vine Hill Public Shares (which generally will be deemed to have a holding period — for purposes of the PFIC rules — that includes the period the U.S. Holder held the public warrants), unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value and any gain recognized on such deemed sale will be treated in the same manner as an excess distribution, taxed as described above. As a result of this purging election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Vine Hill Public Shares acquired upon the exercise of the Vine Hill Public Warrants. The application of the rules related to purging elections described above to a U.S. Holder of a Vine Hill Public Warrant that already owns Vine Hill Public Shares is not entirely clear. U.S. Holders are strongly urged to consult with and rely solely upon their own tax advisors regarding the application of the rules governing purging elections to their particular circumstances.

The QEF election is made on a shareholder-by-shareholder basis and, once made, will apply to all subsequent taxable years of the U.S. Holder during which it holds Vine Hill Public Shares, unless we cease to be a PFIC or unless revoked by the U.S. Holder with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621, including the information provided in a PFIC annual information statement (discussed below), to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult with and rely solely upon their tax advisors regarding the availability and tax consequences of a retroactive QEF election in their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from us. If we determine we are a PFIC for any taxable year, upon written request by a U.S. Holder, we may endeavor to provide to such U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable such U.S. Holder to make and maintain a QEF election, but there is no assurance that we will do so or that we will provide such required information timely. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

A U.S. Holder that does not make a timely QEF election in the first taxable year (or portion thereof) in which we are a PFIC that is included in the holding period of such U.S. Holder may be able to mitigate the adverse PFIC tax consequences by making a QEF election in a subsequent taxable year and simultaneously making a purging election under the PFIC rules. As noted above, under one type of purging election, the U.S. Holder will be deemed to have sold its Vine Hill Public Shares at their fair market value and any gain recognized on such deemed sale will be treated in the same manner as an excess distribution, taxed as described above. As a result of this purging election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale). U.S. Holders are strongly urged to consult with and rely solely upon their tax advisors regarding the application of the rules governing purging elections to their particular circumstances.

Alternatively, if we are treated as a PFIC and the Vine Hill Public Shares are treated as “marketable stock,” a U.S. Holder that holds the Vine Hill Public Shares at the close of a taxable year may make a mark-to-market election with respect to such Vine Hill Public Shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related U.S. Treasury regulations. The mark-to-market election is available only for “marketable stock,” which generally includes stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Vine Hill Public Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. U.S. Holders should consult with and rely solely upon their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of the Vine Hill Public Shares in their particular circumstances.

If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) the Vine Hill Public Shares and in which we are treated as a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above in respect of Vine Hill Public Shares. Instead, in general, such U.S. Holder will include as ordinary income in each taxable year the excess, if any, of the fair market value of its Vine Hill Public Shares at the end of the taxable year over its adjusted tax basis in its Vine Hill Public Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. Such U.S. Holder also will be permitted an ordinary loss in respect of the excess, if any, of its adjusted tax basis of its Vine Hill Public Shares over the fair market value of its Vine Hill Public Shares at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Such U.S. Holder’s tax basis in its Vine Hill Public Shares will be adjusted to reflect any such income or loss amounts. Any gain recognized by such U.S. Holder on a sale or other disposition of its Vine Hill Public Shares will be treated as ordinary income and any loss recognized on the sale or other disposition of its Vine Hill Public Shares will be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. Under current law, a mark-to-market election may not be made with respect to Vine Hill Public Warrants.

If we are a PFIC and, at any time, have a direct or indirect interest in another entity that is treated as a PFIC (a “subsidiary PFIC”), each U.S. Holder generally would be treated as owning its pro rata share by value of the stock of such subsidiary PFIC and generally could incur liability for the deferred tax and interest charge described in the general PFIC rules above if we receive a distribution from or dispose of all or part of our interest in, the subsidiary PFIC or the U.S. Holder is otherwise deemed to have disposed of an interest in the subsidiary PFIC. Upon written request by a U.S. Holder, we may but are not required to endeavor to cause any subsidiary PFIC to provide to such U.S. Holder the information that may be required to make or maintain a QEF election with respect to the subsidiary PFIC. There can be no assurance that we will have timely knowledge of the status of any such subsidiary PFIC. In addition, we may not hold a controlling interest in any such subsidiary PFIC and thus there can be no assurance we will be able to cause the subsidiary PFIC to provide such required information. A mark-to-market election generally would not be available with respect to a subsidiary PFIC. U.S. Holders are urged to consult with and rely solely upon their tax advisors regarding the tax issues raised by subsidiary PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Department of the Treasury. Failure to do so, if required, may subject such U.S. Holder to substantial penalties and will extend the statute of limitations on the assessment and collection of all U.S. federal income taxes of such person for the related tax year until such required information is furnished to the IRS.

The rules dealing with PFICs and with the QEF, purging and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the Vine Hill Public Shares and Vine Hill Public Warrants are strongly urged to consult with and rely solely upon their own tax advisors regarding the application of the PFIC rules to them in their particular circumstances.

Tax Consequences of Ownership and Disposition of Holdco Ordinary Shares

Taxation of Distributions

Subject to the PFIC rules described above, distributions of cash or other property to U.S. Holders of Holdco Ordinary Shares (other than certain distributions of Holdco stock or rights to acquire Holdco stock) generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Holdco’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Holdco (which, as discussed above, should be a continuation of Vine Hill for U.S. federal income tax purposes) does not expect that it will maintain calculations of earnings and profits under U.S. federal income tax principles for purposes of determining whether a distribution is a dividend for U.S. federal income tax purposes. Thus, it is expected that the full amount of any such distributions may have to be reported as dividends for U.S. federal income tax purposes. Distributions in excess of current and accumulated earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Holdco Ordinary Shares. Any remaining excess generally will be treated as gain realized on the sale or other taxable disposition of the Holdco Ordinary Shares, as described below under the section entitled “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Holdco Ordinary Shares and Holdco Warrants.” All these rules are further subject to the potential application of the PFIC rules as described above.

Subject to the PFIC rules discussed above, any portion of a distribution that is treated as a dividend paid by Holdco will be taxable to a corporate U.S. Holder at regular rates and generally (subject to certain exceptions) will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

If Holdco is not classified as a PFIC during the taxable year in which the dividend is paid or a preceding taxable year (and the PFIC rules do not otherwise apply to such a U.S. Holder), any portion of a distribution that is treated as a dividend paid to a non-corporate U.S. Holder generally will constitute a “qualified dividend” that will be subject to U.S. federal income tax at the lower applicable long-term capital gains rate but only if Holdco Ordinary Shares are readily tradable on an established securities market in the United States and certain holding period and other requirements are met. It is unclear whether the redemption rights with respect to the Vine Hill Public Shares described in this prospectus may be deemed to be a limitation of a shareholder’s risk of loss and suspend the running of the applicable holding period of such shares (and the Holdco Ordinary Shares exchanged therefor) for this purpose during the period in which the U.S. Holder has redemption rights with respect to the Vine Hill Public Shares (i.e., the period prior to the consummation of the Business Combination). If the applicable holding period requirements are not satisfied, a non-corporate U.S. Holder may be subject to tax on the dividend at regular ordinary income tax rates instead of the preferential income tax rate that applies to qualified dividend income. U.S. Holders should consult with and rely solely upon their own tax advisors regarding the availability of the lower preferential income tax rate for qualified dividend income for any dividends paid with respect to Holdco Ordinary Shares.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Holdco Ordinary Shares and Holdco Warrants

Subject to the PFIC rules described above, upon a sale, exchange or other taxable disposition of Holdco Ordinary Shares and Holdco Warrants, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the applicable Holdco Ordinary Shares and Holdco Warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Holdco Ordinary Shares and Holdco Warrants so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. All these rules are further subject to the potential application of the PFIC rules as described above.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Holdco Ordinary Shares and Holdco Warrants so disposed of. See the section entitled “Tax Consequences of the SPAC Merger to U.S. Holders” for discussion of a U.S. Holder’s adjusted tax basis in its Holdco Ordinary Shares and Holdco Warrants following the SPAC Merger. See the section entitled “Exercise, Lapse or Redemption of Holdco Warrants” below for a discussion regarding a U.S. Holder’s tax basis and holding period in Holdco Ordinary Shares acquired pursuant to the exercise of a Holdco Warrant. See the section entitled “Material U.S. Federal Income Tax Considerations of the Scheme of Arrangement to Holders of CoinShares Shares” below for a discussion regarding a U.S. Holder’s tax basis and holding period in Holdco Ordinary Shares acquired pursuant to the exchange of CoinShares Shares for Holdco Ordinary Shares in the Scheme of Arrangement. All these rules are further subject to the potential application of the PFIC rules as described above.

Exercise, Lapse or Redemption of Holdco Warrants

Subject to the PFIC rules described above, a U.S. Holder generally will not recognize taxable gain or loss on the acquisition of Holdco Ordinary Shares upon exercise of Holdco Warrants for cash. The U.S. Holder’s tax basis in the shares of Holdco Ordinary Shares received upon exercise of the Holdco Warrants generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Holdco Warrants and the exercise price. It is unclear whether the U.S. Holder’s holding period for the Holdco Ordinary Shares received upon exercise of the Holdco Warrants will begin on the date following the date of exercise or on the date of exercise of the Holdco Warrants; in either case, the holding period will not include the period during which the U.S. Holder held the Holdco Warrants. If any Holdco Warrants are allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the lapsed Holdco Warrants.

The tax consequences of a cashless exercise of Holdco Warrants are not clear under current tax law. Subject to the PFIC rules discussed above, a cashless exercise could potentially be characterized as any of the following for U.S. federal income tax purposes: (i) not a realization event and thus tax-deferred, (ii) a realization event that qualifies as a tax-deferred “recapitalization,” or (iii) a taxable realization event. If a cashless exercise were characterized as either not a realization event or as a realization event that qualifies as a recapitalization, the U.S. Holder generally would not recognize any gain or loss on the exchange of Holdco Warrants for Holdco Ordinary Shares. A U.S. Holder’s basis in the Holdco Ordinary Shares received would generally equal the holder’s basis in the exchanged Holdco Warrants. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. Holder’s holding period in the Holdco Ordinary Shares would be treated as commencing on the date following the date of exercise or on the date of exercise of the Holdco Warrants; in either case, the holding period would not include the period during which the U.S. Holder held the Holdco Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Holdco Ordinary Shares would include the holding period of the Holdco Warrants exercised therefor.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of Holdco Warrants equal to the number of shares of Holdco Ordinary Shares having a value equal to the exercise price for the total number of Holdco Warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between the value of the portion of the Holdco Warrants deemed surrendered and its adjusted tax basis in such Holdco Warrants. In such case, subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss with respect to the Holdco Warrants deemed surrendered in an amount equal to the difference between the fair market value of the Holdco Ordinary Shares that would have been received in a regular exercise of the Holdco Warrants deemed surrendered and the U.S. Holder’s tax basis in the Holdco Warrants deemed surrendered. It is unclear whether a U.S. Holder’s holding period for the Holdco Ordinary Shares would commence on the date following the date of exercise or on the date of exercise of the Holdco Warrants; in either case, the holding period would not include the period during which the U.S. Holder held the Holdco Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the Holdco Ordinary Shares received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the tax consequences of a cashless exercise.

If Holdco redeems Holdco Warrants for cash or if it purchases Holdco Warrants in an open market transaction, such redemption or purchase generally and subject to the PFIC rules will be treated as a taxable disposition to the U.S. Holder, taxed as described above under the section entitled “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Holdco Ordinary Shares and Holdco Warrants.”

All the above rules are subject to the PFIC rules described above.

Possible Constructive Distributions with Respect to Holdco Warrants

The terms of the Holdco Warrants provide for an adjustment to the number of our Holdco Ordinary Shares for which Holdco Warrants may be exercised or to the exercise price of the Holdco Warrants in certain events, as discussed in the section of this prospectus entitled “Description of Securities of Holdco — Warrants — Anti-Dilution Adjustments.” An adjustment that has the effect of preventing dilution generally is not taxable. U.S. Holders of Holdco Warrants would, however, be treated as receiving a constructive distribution from Holdco if, for example, the adjustment increases the U.S. Holder’s proportionate interest in Holdco’s assets or earnings and profits (e.g., through an increase in the number of Holdco Ordinary Shares that would be obtained upon exercise or through a decrease in the exercise price of the Holdco Warrant) as a result of a distribution of cash or other property to the holders of our ordinary shares. Any such constructive distribution would be treated in the same manner as if U.S. Holders of Holdco Warrants received a cash distribution from Holdco generally equal to the fair market value of the increased interest and would be taxed in a manner similar to distributions to holders of Holdco Ordinary Shares described herein. See “U.S. Holders — Tax Consequences of Ownership and Disposition of Holdco Ordinary Shares — Taxation of Distributions” above. For certain information reporting purposes, Vine Hill is required to determine the date and amount of any such constructive distributions. Proposed U.S. Treasury regulations, which we may rely on prior to the issuance of final regulations, specify how the date and amount of constructive distributions are determined.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to dividends paid to a U.S. Holder and to the proceeds from the sale or other disposition of Vine Hill Public Shares, Vine Hill Public Warrants, Holdco Ordinary Shares and Holdco Warrants unless the U.S. Holder is an exempt recipient and certifies to such exempt status. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund generally may be obtained, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash). Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. Specified foreign financial assets generally include any financial account maintained with a non-U.S. financial institution and should also include Vine Hill Public Shares, Vine Hill Public Warrants, Holdco Ordinary Shares and Holdco Warrants unless held in an account maintained with a U.S. financial institution. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. Potential investors are urged to consult with and rely solely upon their own tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in Vine Hill Public Shares, Vine Hill Public Warrants, Holdco Ordinary Shares and Holdco Warrants.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE SCHEME OF
ARRANGEMENT TO HOLDERS OF COINSHARES SHARES

The following discussion is a summary of the material U.S. federal income tax considerations for U.S. Holders (as defined below) who exchange CoinShares Shares for Holdco Ordinary Shares in the Scheme of Arrangement. This section applies only to Holders that hold their CoinShares Shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address the U.S. federal income tax consequences to any person receiving PIPE Shares pursuant to the PIPE Investment. This discussion is limited to U.S. federal income tax considerations and does not address any estate, gift or other U.S. federal non-income tax considerations or considerations arising under the tax laws of any U.S. state, or local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to any particular investor in light of their particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply to investors subject to special rules under U.S. federal income tax law, such as:

•        banks, financial institutions or financial services entities;

•        broker-dealers;

•        taxpayers that are subject to the mark-to-market accounting rules with respect to the CoinShares Shares;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        pension funds;

•        mutual funds;

•        regulated investment companies or real estate investment trusts;

•        partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) or pass-through entities (including S Corporations), or persons that hold the CoinShares Shares through such partnerships or pass-through entities;

•        U.S. expatriates or former long-term residents of the United States;

•        persons that actually or constructively own five percent or more (by vote or value) of CoinShares’ equity;

•        persons that acquired their CoinShares Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans, or otherwise as compensation;

•        persons that hold their CoinShares Shares as part of a straddle, constructive sale, hedge, wash sale, conversion or other integrated or similar transaction;

•        accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code;

•        U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; or

•        “specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax.

If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds CoinShares Shares, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding any CoinShares Shares and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them of the Scheme of Arrangement.

This discussion is based on the Code, Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. The parties to the Business Combination Agreement have not sought, and do not intend to seek, any rulings from the IRS as to any U.S. federal income tax considerations described herein. Accordingly, there can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE SCHEME OF ARRANGEMENT TO HOLDERS OF COINSHARES SHARES AND COINSHARES. EACH HOLDER OF COINSHARES SHARES SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE SCHEME OF ARRANGEMENT, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

As used herein, a “U.S. Holder” is a beneficial owner of a CoinShares Share, as applicable, who or that is for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation that is created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income tax regardless of its source; or

•        a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the Code).

Subject to the qualifications and limitations set forth herein, CoinShares, Holdco and Vine Hill intend for the Scheme of Arrangement (taken together with the CTB Election) to be treated as a “reorganization” within the meaning of Section 368(a) of the Code. Each of CoinShares, Holdco and Vine Hill, pursuant to the Business Combination Agreement, have agreed to not knowingly take any action or fail to take any action that would reasonably be expected to prevent the Scheme of Arrangement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and they have agreed to prepare and file all tax returns consistently with this position unless required by a “determination” within the meaning of Section 1313(a) of the Code. In connection with the filing of the registration statement of which this proxy statement/prospectus is a part, White & Case LLP has delivered an opinion as Exhibit 8.2 to the effect that, on the basis of facts, representations and assumptions (and subject to the qualifications, assumptions and limitations) set forth or referred to in such opinion, the Scheme of Arrangement (taken together with the CTB Election) should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligations of each of CoinShares, Holdco and Vine Hill to complete the Scheme of Arrangement, however, are not conditioned on the receipt of any such opinion. Such opinion of counsel is based on customary assumptions and certain representations, warranties, and covenants of or regarding Vine Hill, Holdco, CoinShares, and SPAC Merger Sub. If any of these assumptions, representations, warranties, or covenants is or becomes incorrect, incomplete, or inaccurate, or is violated, or if there is a change in U.S. federal income tax law after the date of such opinion of counsel, the validity of such opinion of counsel may be adversely affected and the U.S. federal income tax consequences of the Scheme of Arrangement could differ materially from those described below. In addition, such opinion of counsel is not free from doubt because there is no authority directly addressing the treatment of all of the particular facts of the Scheme of Arrangement for U.S. federal income tax purposes. An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court. None of Vine Hill, Holdco, or CoinShares intends to request a ruling from the IRS with respect to the tax treatment of the Scheme of Arrangement, and as a result, no assurance can be given that the IRS will not challenge the treatment of the Scheme of Arrangement described below or that a court would not sustain such a challenge.

Subject to the PFIC rules discussed below, assuming the Scheme of Arrangement (taken together with the CTB Election) qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. Holders of CoinShares Shares generally are not expected to recognize gain or loss on the exchange of CoinShares Shares for Holdco Ordinary Shares as a result of the Scheme of Arrangement. Each U.S. Holder’s tax basis in the Holdco Ordinary Shares received in the Scheme of Arrangement generally is expected to be the same as such U.S. Holder’s tax basis in the CoinShares Shares surrendered in the Scheme of Arrangement in exchange therefor. The holding period of the Holdco Ordinary Shares received in the Scheme of Arrangement by the U.S. Holder generally is expected to include the holding period of the CoinShares Shares surrendered in the Scheme of Arrangement in exchange therefor.

Subject to the PFIC rules discussed below, if the Scheme of Arrangement (taken together with the CTB Election) fails to qualify as a “reorganization” under Section 368(a) of the Code, a U.S. Holder of CoinShares Shares generally would be expected to recognize gain or loss in an amount equal to the difference between (i) the fair market value of the Holdco Ordinary Shares received in exchange for such surrendered CoinShares Shares upon completion of the Scheme of Arrangement and (ii) the holder’s basis in the CoinShares Shares surrendered. If a U.S. Holder acquired different blocks of CoinShares Shares at different times or at different prices, such U.S. Holder should consult its own tax advisor regarding the appropriate manner in which Holdco Ordinary Shares should be allocated among different blocks of CoinShares Shares. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if such CoinShares Shares have been held for more than one year at the time of the Scheme of Arrangement. Long-term capital gain of non-corporate U.S. Holders (including individuals) generally is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. Holder’s tax basis in the Holdco Ordinary Shares received in the Scheme of Arrangement generally would be equal to the fair market value thereof as of the effective time of the Scheme of Arrangement, and the U.S. Holder’s holding period in such Holdco Ordinary Shares generally would begin on the day following the Scheme of Arrangement.

The preceding discussion assumes that CoinShares is not treated as a PFIC with respect to a U.S. Holder. As discussed above, CoinShares generally would be treated as a PFIC with respect to a U.S. Holder if CoinShares was a PFIC at any point during such U.S. Holder’s holding period of its CoinShares Shares, subject to certain exceptions described above under “Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.” Given the composition of its income and assets, CoinShares may be treated as a PFIC for the taxable year ending December 31, 2025 and in prior or future taxable years, including the taxable year of the Scheme of Arrangement. However, because PFIC status is based on income, assets and activities for the entire taxable year, it is not possible to determine the PFIC status of CoinShares for any taxable year until after the close of the taxable year. In addition, because PFIC status is an inherently factual issue, none of CoinShares, Vine Hill, or Holdco’s U.S. counsel expresses an opinion with respect to CoinShares’s PFIC status for any taxable year.

If CoinShares is treated as a PFIC, with respect to a U.S. Holder and the Scheme of Arrangement does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the nature and character of any gain required to be recognized by such U.S. Holder would be similar to those described above under “Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

If CoinShares is treated as a PFIC with respect to a U.S. Holder and the Scheme of Arrangement qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the tax consequences of the Scheme of Arrangement to such U.S. Holder may depend on whether or not Holdco is treated as a PFIC for the taxable year that includes the day after the effective date of the Scheme of Arrangement. In the case of a “reorganization” under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person that disposes or is deemed to dispose of stock of a PFIC must recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are in effect under Section 1291(f) of the Code. Proposed Treasury Regulations under Section 1291(f) of the Code were promulgated in 1992, with a retroactive effective date of April 1, 1992 once they become finalized. If finalized in their present form, those regulations would generally require the following:

•        If Holdco is not treated as a PFIC for the taxable year that includes the day after the effective date of the Scheme of Arrangement but CoinShares is treated as a PFIC with respect to a U.S. Holder, then such U.S. Holder generally would be required to recognize gain (but not loss) in a similar manner as set forth above under “Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

•        If, however, Holdco is treated as a PFIC for the taxable year that includes the day after the effective date of the Scheme of Arrangement and CoinShares is treated as a PFIC with respect to a U.S. Holder, then the special rules described above requiring recognition of gain in what should otherwise be a non-recognition transaction should not apply to the exchange of CoinShares Shares for Holdco Ordinary Shares pursuant to the Scheme of Arrangement. To qualify for such exception, proposed Treasury Regulations generally require a U.S. Holder to report certain information to the IRS on Form 8621 together with such U.S. Holder’s U.S. federal income tax return for the taxable year of the Scheme of Arrangement.

As discussed above under “Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules,” Holdco may be a PFIC for the taxable year ending December 31, 2026. However, because PFIC status is based on income, assets and activities for the entire taxable year, it is not possible to determine the PFIC status of Holdco for any taxable year until after the close of the taxable year. In addition, because PFIC status is an inherently factual issue, none of CoinShares, Vine Hill, or Holdco’s U.S. counsel expresses an opinion with respect to Holdco’s PFIC status for any taxable year.

As noted above, proposed Treasury Regulations, if finalized in their current form, would be effective as of April 1, 1992. It is difficult to predict, however, if the proposed Treasury Regulations will be adopted, whether such proposed Treasury Regulations will be adopted in their current form, and whether any such Treasury Regulations, as finally adopted, would be effective retroactive to the date of the Scheme of Arrangement.

U.S. Holders are urged to consult their tax advisors regarding the tax consequences to them of the Scheme of Arrangement, including regarding QEF and mark-to-market elections that they may have made, or may make, with respect to their CoinShares Shares (including potentially a retroactive QEF election) and Holdco Ordinary Shares. These elections are described generally above under “Material U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Rules.” U.S. Holders are also urged to consult their tax advisors regarding the application of the PFIC rules to any of CoinShares’s subsidiaries.

Reporting Requirements

Each U.S. Holder that receives shares of Holdco Ordinary Shares in the Scheme of Arrangement may be required to retain permanent records pertaining to the Scheme of Arrangement and make such records available to any authorized IRS officers and employees. Such records may include information regarding the number, basis, and fair market value of the CoinShares Shares exchanged and Holdco Ordinary Shares received in exchange therefor.

Additionally, U.S. Holders that are required to file U.S. federal income tax returns and who owned immediately before the Scheme of Arrangement at least one percent (by vote or value) of the total outstanding equity of CoinShares may be required to attach a statement to their U.S. federal income tax returns for the year in which the Scheme of Arrangement is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. Holder’s tax basis in its CoinShares Shares surrendered in the Scheme of Arrangement, the fair market value of such CoinShares Shares, the date of the Scheme of Arrangement and the name and employer identification number of the parties to the reorganization. U.S. Holders should consult their tax advisors regarding the application of these rules to the Scheme of Arrangement.

A Holder may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 24%) on amounts received in the Scheme of Arrangement, unless such holder properly establishes an exemption or provides its correct tax identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a payee’s U.S. federal income tax liability, if any, so long as such payee furnishes the required information to the IRS in a timely manner.

ALL HOLDERS OF COINSHARES SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE SCHEME OF ARRANGEMENT. THE DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES CONTAINED HEREIN IS INTENDED TO PROVIDE ONLY A GENERAL DISCUSSION AND IS NOT A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SCHEME OF ARRANGEMENT. TAX CONSEQUENCES MAY VARY WITH, OR BE DEPENDENT ON, INDIVIDUAL CIRCUMSTANCES. TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE SCHEME OF ARRANGEMENT WILL DEPEND ON THE FACTS OF EACH HOLDER’S OWN SITUATION.

Certain Material Jersey TAX CONSIDERATIONS

The comments set out below do not constitute tax advice. Specifically, the comments do not deal with any Jersey tax considerations for Holdco shareholders who are resident in Jersey.

The following summary of the anticipated treatment of Holdco and Holdco shareholders (other than residents of Jersey) is based on Jersey taxation law and practice as they are understood to apply at the date of this document and is subject to changes in such taxation law and practice. For avoidance of doubt, it does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice (including such tax law and practice as they apply to any land or building situate in Jersey). Holdco shareholders should consult their professional advisers on the implications of selling or otherwise disposing of the Company Shares as well as the acquisition and issue of the Holdco Ordinary Shares under the laws of any jurisdiction in which they may be liable to taxation.

Taxation of Holdco

Holdco is regarded as resident for tax purposes in Jersey and on the basis that Holdco is not carrying on any activities that would attract a higher rate, including that it is neither a financial services company nor a utility company for the purposes of the Income Tax (Jersey) Law 1961, as amended, Holdco is subject to income tax in Jersey at a rate of zero per cent. Dividends on Holdco Ordinary Shares may be paid by Holdco without withholding or deduction for or on account of Jersey income tax and Holdco shareholders (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such Holdco Ordinary Shares.

Stamp duty

On the basis that the Holdco Ordinary Shares do not confer a direct or indirect interest in, or confer any right to occupy, land in Jersey, no stamp duty or similar transaction tax is levied in Jersey on the issue or transfer of the Holdco Ordinary Shares except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer Holdco Ordinary Shares on the death of a holder of such Holdco Ordinary Shares. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of Holdco Ordinary Shares domiciled in Jersey, or situated in Jersey in respect of a holder of Holdco Ordinary Shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% of such estate and such duty is capped at £100,000.

Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there other estate duties.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Vine Hill and CoinShares adjusted to give effect to the Business Combination and related transactions. Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

Vine Hill is a blank check company incorporated in Cayman Islands on May 24, 2024. Vine Hill was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

CoinShares is a digital asset manager founded in 2014. CoinShares is headquartered in Jersey, Channel Islands, with offices in Paris, London and New York. CoinShares is regulated in Jersey by the Jersey Commission, in France by the Autorité des marchés financiers and in the US by the SEC and Financial Industry Regulatory Authority. CoinShares is publicly listed on the Nasdaq Stockholm under the ticker “CS” and the OTCQX under the ticker “CNSRF”. CoinShares’ principal activity is providing exposure to the digital asset and blockchain technology ecosystem via a range of financial products and services supported by its technology stack and team.

The historical financial information of Vine Hill was derived from the unaudited financial statements of Vine Hill as of and for the six months ended June 30, 2025 and the audited financial statements for the period from May 24, 2024 (inception) through December 31, 2024, included elsewhere in this proxy statement/prospectus. The historical financial information of CoinShares was derived from the unaudited interim consolidated financial statements of CoinShares as of and for the six months ended June 30, 2025, and the audited consolidated financial statements for the year ended December 31, 2024, included elsewhere in this proxy statement/prospectus. This information should be read together with Vine Hill’s and CoinShares’ financial statements and related notes, the sections titled “Vine Hill’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “CoinShares’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2025, assumes that the Business Combination and related transactions occurred on June 30, 2025. The unaudited pro forma condensed combined statements of comprehensive income for the six months ended June 30, 2025, and for the year ended December 31, 2024 give pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2024.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Business Combination and related transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and is subject to change as additional information becomes available and analyses are performed.

Description of the Business Combination

On September 8, 2025, Vine Hill, CoinShares, Holdco, and SPAC Merger Sub entered into the Business Combination Agreement pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement, (i) one day prior to the closing date (as defined within the Business Combination Agreement), Vine Hill will be merged with and into SPAC Merger Sub, a wholly owned subsidiary of Holdco, with the SPAC Merger Sub surviving the merger and the shareholders of Vine Hill receiving, as of prior to the Business Combination, Holdco Ordinary Shares as Vine Hill Merger Consideration (the merger of Vine Hill and SPAC Merger Sub is referred to as the “SPAC Merger”), (ii) after the SPAC Merger, on the closing date, SPAC Merger Sub shall acquire CoinShares by way of a court sanctioned scheme of arrangement under Jersey law (including Jersey

Companies Law) pursuant to which all the shares in CoinShares will be exchanged for voting shares in Holdco, with SPAC Merger Sub being the direct sole shareholder of CoinShares (the “Scheme of Arrangement” and, together with the SPAC Merger, the “Mergers”), and (iii) after the Mergers, the SPAC Merger Sub shall distribute any remaining cash in the Trust Account to Holdco and be liquidated.

One day prior to the effective time of the SPAC Merger, the Sponsor will (a) forfeit to Vine Hill for no consideration the 2,933,333 Sponsor Forfeited Shares, (b) elect to convert each remaining issued and outstanding Vine Hill Class B Share (other than the Sponsor Forfeited Shares) held by it into one Vine Hill Class A Share to complete the Sponsor Share Conversion and (c) forfeit to Vine Hill for no consideration each outstanding Vine Hill Private Warrant issued to the Sponsor, upon which forfeiture the Vine Hill Private Warrants will be cancelled.

Immediately prior to the effective time of the SPAC Merger, the Vine Hill Unit Separation will occur, pursuant to which each Vine Hill Unit consisting of one Vine Hill Public Share and one-half of one Vine Hill Public Warrant, will be separated and the holder of each such Vine Hill Unit will be deemed to hold one Vine Hill Class A Share and one-half of one Vine Hill Public Warrant, with any fractional Vine Hill Public Warrant rounded down to the nearest whole number of Vine Hill Public Warrants. Immediately after the Vine Hill Unit Separation, all Vine Hill Units will be automatically cancelled and cease to exist. The SPAC Merger will become effective at such time as the SPAC Plan of Merger is duly registered by the Cayman Registrar or at such later date or time as is agreed between CoinShares and Vine Hill and specified in the SPAC Plan of Merger pursuant to the Cayman Companies Act (the “SPAC Effective Time”).

At the SPAC Effective Time, (a) each Vine Hill Public Share that was initially sold in Vine Hill’s initial public offering and that a holder has elected to redeem pursuant to the exercise of the SPAC shareholder redemption rights, shall automatically be cancelled and thereafter represent the right to receive a pro rata share of the aggregate amount payable with respect to all redemptions of the Vine Hill Public Shares; (b) each Vine Hill Public Share issued and outstanding that is not redeemed shall be converted into one validly issued, fully paid and non-assessable Holdco Ordinary Share; (c) all Vine Hill Ordinary Shares that are owned by Vine Hill, or any wholly-owned subsidiary of Vine Hill shall be cancelled, and no other consideration shall be delivered or deliverable in exchange therefor; (d) each ordinary share of SPAC Merger Sub that is issued and outstanding shall be converted into one ordinary share of Holdco which shall constitute the only outstanding share capital of the Holdco; (e) Vine Hill Ordinary Shares that are issued and that are held by Vine Hill Shareholders who shall have demanded properly in writing dissenters’ rights for such Vine Hill ordinary Shares shall be automatically cancelled and cease to exist and shall thereafter represent only the right to be paid by Vine Hill the fair value of such Vine Hill Ordinary Shares and shall not be converted into the applicable SPAC Merger Consideration; and (f) each Vine Hill Public Warrant that is outstanding and unexercised shall be converted into and become a warrant to purchase one Holdco Ordinary Share, and Holdco shall assume each such Vine Hill Public Warrant in accordance with its terms.

At the SPAC Effective Time, each Vine Hill Public Warrant that is outstanding and unexercised immediately prior to the SPAC Effective Time shall be converted into and become a warrant to purchase one Holdco Ordinary Share, and Holdco shall assume each such Vine Hill Public Warrant in accordance with its terms. All rights with respect to Vine Hill Class A Shares underlying Vine Hill Public Warrants assumed by Holdco shall thereupon be converted into rights with respect to Holdco Ordinary Shares. Accordingly, (i) each Holdco Warrant may be exercised solely for Holdco Ordinary Shares, (ii) the number of Holdco Ordinary Shares subject to each Holdco Warrant shall be equal to the number of Vine Hill Class A Shares that were subject to such Vine Hill Public Warrant, as in effect immediately prior to the SPAC Effective Time, (iii) the per share exercise price for the Holdco Ordinary Shares issuable upon exercise of each Holdco Warrant shall be equal to the per share exercise price of Vine Hill Class A Shares subject to such Vine Hill Public Warrant as in effect immediately prior to the SPAC Effective Time, (iv) any restriction on the exercise of any Holdco Warrant shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Vine Hill Public Warrant shall otherwise remained unchanged.

At the effective time of the Scheme of Arrangement, (a) each CoinShares Share that is owned by CoinShares or any wholly-owned subsidiary of CoinShares shall be deemed to have been transferred to the SPAC Merger Sub and no consideration shall be delivered or deliverable in exchange; (b) each CoinShares Share (other than the PIPE Shares) issued and outstanding will be exchanged for the number of Holdco Ordinary Shares equal to the Equity Exchange Ratio; (c) each CoinShares Option that is issued and outstanding and that has vested (the “Vested CoinShares Options”) will automatically be cancelled and converted into a right to receive an amount in cash equal to the product of (i) the excess, if any, of (A) the equity value per share over (B) the exercise price per share of such Vested CoinShares Option, and (ii) the number of CoinShares Shares underlying such Vested CoinShares Option; (d) each CoinShares Option that is issued and outstanding and that has not vested (the “Unvested CoinShares Options”) will automatically be assumed by Holdco, and each such Unvested CoinShares Option shall be converted into an option to purchase Holdco Ordinary Shares (each, a “Converted Option”); and (e) each PIPE Share will be exchanged for one Holdco Ordinary Share. Each Converted Option shall be exercisable for that number of Holdco Ordinary Shares equal to the product (rounded down to the nearest whole number) of (A) the number of CoinShares Shares subject to the Unvested CoinShares Option multiplied by (B) the Equity Exchange Ratio. The per share exercise price of each Holdco Ordinary Share issuable upon exercise of the Converted Option shall be equal to the quotient obtained by dividing (A) the exercise price per CoinShares Share of such CoinShares Option by (B) the Equity Exchange Ratio (rounded up to the nearest cent). For more information on the conversion of securities in connection with the Business Combination see the subsection “The Business Combination — Conversion of Securities.”

PIPE Investment

On September 8, 2025, CoinShares and Holdco entered into the PIPE Subscription Agreement with the PIPE Investor, pursuant to which the PIPE Investor irrevocably agreed to subscribe for and purchase, at the Closing of the SPAC Merger, the PIPE Investment Shares for a total purchase price of $50.0 million. Additionally, in consideration of the PIPE Investor’s execution and delivery of the PIPE Subscription Agreement, CoinShares irrevocably agrees to issue to the PIPE Investor the Commitment Fee Shares. Therefore, as a result of the PIPE Subscription Agreement, the PIPE Investor will receive the PIPE Shares and the Commitment Fee Shares for a total of 6,666,667 Holdco Ordinary Shares. Per the terms of Vine Hill’s letter agreement with its placement agent, the placement agent is entitled to a contingent cash placement fee of 5% of proceeds raised in any financings related to the Business Combination (the “Placement Fee”). As a result, the net proceeds of $47.1 million, net of $2.9 million in cash transaction costs related to the Placement Fee and other related transaction costs, are allocated to the Holdco Ordinary Shares. Refer to adjustment B below for the impact on the unaudited pro forma condensed combined financial information.

Forfeiture of Founder Shares and Private Placement Warrants

Pursuant to the Sponsor Support Agreement dated September 8, 2025, the Sponsor agrees that, immediately prior to the closing of the Business Combination, the Sponsor shall irrevocably forfeit and surrender 2,933,333 Sponsor Forfeited Shares for no consideration as a contribution to the capital of Vine Hill. Additionally, pursuant to the Sponsor Agreement, the Sponsor agreed that one day prior to the SPAC Effective Time, each of the 5,500,000 Vine Hill Private Warrants held by the Sponsor will be automatically and surrendered to Vine Hill for no consideration and immediately cancelled by Vine Hill. Refer to adjustment H below for the impact of the forfeitures of the Founder Shares and Vine Hill Private Warrants on the unaudited pro forma condensed combined financial information.

Anticipated Accounting Treatment

CoinShares will be treated as the “acquirer” and Vine Hill will be treated as the “acquiree” for financial reporting purposes given that Holdco’s operations will comprise the operations of CoinShares’, CoinShares’ existing shareholders will be the largest shareholder group of Holdco, and CoinShares’ executive management will be the executive management of Holdco. Further, CoinShares’ existing shareholders will have the majority voting equity interests of the post-combination company, one of CoinShares’ existing shareholders will have the largest single minority voting interest in the post-combination company, CoinShares’ existing senior management team will comprise the senior management of the post-combination company, the post-combination company will assume CoinShares’ name, and from an employee base and business operation standpoint CoinShares is the larger entity in terms of relative size. Additionally, influence on the board of directors as of the closing of the Business Combination is split between CoinShares and Vine Hill because, while Vine Hill nominates three of the five directors, they are subject to the acceptance of CoinShares CEO and Chairman. Under this method of accounting, the net assets of CoinShares will be stated at historical cost, with no goodwill or other intangible assets recorded. Since Vine Hill is the deemed acquiree, the transaction is not within the scope of IFRS 3, Business Combinations (“IFRS 3”) as Vine Hill does not meet the definition of a business in accordance with IFRS 3. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of CoinShares issuing shares for the net assets of Vine Hill, accompanied by a recapitalization. Given the substance of the transaction, the transaction will be accounted for as a share-based payment transaction within the scope of IFRS 2, Share-based Payment (“IFRS 2”) as it relates to the stock exchange listing service received and under other relevant standards for cash acquired, assumption of warrants or other assets acquired and liabilities assumed.

In accordance with IFRS 2, the differences in the fair value of the consideration (i.e., the ordinary shares issued by Holdco) for the acquisition of Vine Hill over the fair value of the identifiable net assets of Vine Hill will represent compensation for the service of a stock exchange listing for its shares and is expensed as incurred. Operations prior to the Closing will be deemed to be those of CoinShares. The consideration for the acquisition of Vine Hill was determined using the closing prices of Vine Hill Class A Shares. The Vine Hill Public Warrants are assumed to be part of the Business Combination and are assumed as a part of the identifiable net assets of Vine Hill. The replacement of warrants is then separately accounted for under International Accounting Standard 32, Financial Instruments: Presentation (“IAS 32”). As it is expected the fair value of Vine Hill Public Warrants will have similar fair value to those of Holdco Warrants as of the Closing, no material impact into profit or loss is expected.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of Vine Hill Public Shares:

•        Assuming No Redemptions:    This scenario assumes that no Vine Hill Public Shareholders exercise redemption rights with respect to the Vine Hill Public Shares for a pro rata share of the funds in the Trust Account.

•        Assuming Maximum Redemptions:    This scenario assumes that the NTA Proposal is approved and, therefore, does not give effect to the limitation under the Vine Hill Memorandum and Articles of Association that prohibits redemptions in an amount that would cause Vine Hill’s net tangible assets to be less than $5,000,001. Therefore, this scenario assumes that all 22,000,000 Vine Hill Public Shares subject to redemption are redeemed for an aggregate redemption payment of approximately $231.5 million (based on an estimated per share redemption price of approximately $10.52 as of September 30, 2025) from the Trust Account.

The following summarizes the pro forma outstanding shares under both the no redemption and maximum redemption scenarios:

	Assuming No Redemptions (Shares)%		Assuming Maximum Redemptions (Shares)%
CoinShares Shareholders(1)(2)	120,000,000	78.4%	120,000,000	91.5%
Vine Hill Public Shareholders(3)	22,000,000	14.3%	—	—%
Sponsor(4)(5)	4,400,001	2.9%	4,400,001	3.4%
PIPE Investor(6)	6,666,667	4.4%	6,666,667	5.1%
Pro forma Holdco Ordinary Shares	153,066,668	100.0%	131,066,668	100.0%

____________

(1)      Excludes shares underlying 723,038 Unvested CoinShares Options.

(2)      Calculated as the number of issued and outstanding CoinShares Shares as of October 31, 2025, of 65,537,173, excluding 1,141,037 shares held in treasury by CoinShares, and 723,038 shares underlying Unvested CoinShares Options multiplied by an Equity Exchange Ratio of approximately 1.8110.

(3)      Excludes 11,000,000 Vine Hill Public Shares underlying the Vine Hill Public Warrants.

(4)      Excludes 5,500,000 Vine Hill Public Shares underlying 5,500,000 Vine Hill Private Warrants, which are being forfeited one day prior to the close of the Business Combination.

(5)      Excludes the 2,993,333 Sponsor Forfeited Shares which are bring forfeited immediately prior to the close of the Business Combination.

(6)      Includes the subscription and purchase of 5,000,000 PIPE Investment Shares for a purchase price of $10.00 per share, plus 1,666,667 Commitment Fee Shares in consideration of the PIPE Subscription Agreement.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2025
(in thousands, except share and per share amounts)

	CoinShares (IFRS Historical)	Vine Hill (US GAAP Historical)	IFRS Conversion and Presentation Alignment (Note 2)	Dividend Payable (Note 3)		PIPE Financing (Note 3)		Transaction Accounting Adjustments (No Redemption Scenario) (Note 3)		Pro Forma Combined (No Redemption Scenario)	Transaction Accounting Adjustments (Maximum Redemption Scenario) (Note 3)		Pro Forma Combined (Maximum Redemption Scenario)
ASSETS
Non-current assets:
Property, plant and equipment	$2,896	$—	$—	$—		$—		$—		$2,896	$—		$2,896
Goodwill	2,820	—	—	—		—		—		2,820	—		2,820
Other intangible assets	12,082	—	—	—		—		—		12,082	—		12,082
Investments	25,598	—	—	—		—		—		25,598	—		25,598
Trade and other receivables	1,283	—	—	—		—		—		1,283	—		1,283
Other non-current assets	1,052	—	—	—		—		—		1,052	—		1,052
Investments held in Trust Account	—	229,052	—	—		—		2,410	C	—	—		—
								(231,462)	C
Total non-current assets	45,731	229,052	—	—		—		(229,052)		45,731	—		45,731
Current assets:
Cash and cash equivalents	73,235	606	—	(12,294)	A	47,147	B	231,462	C	284,592	(231,462)	L	53,130
								(37,744)	D
								(2,340)	E
								(15,480)	F
Digital assets	4,449,319	—	—	—		—		—		4,449,319	—		4,449,319
Other current assets	208,337	229	—	—		—		—		208,566	—		208,566
Digital asset ETPs	1,399,913	—	—	—		—		—		1,399,913	—		1,399,913
Trade and other receivables	5,076	—	—	—		—		—		5,076	—		5,076
Total current assets	6,135,880	835	—	(12,294)		47,147		175,898		6,347,466	(231,462)		6,116,004
Total assets	$6,181,611	$229,887	$—	$(12,294)		$47,147		$(53,154)		$6,393,197	$(231,462)		$6,161,735

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2025 — (Continued)
(in thousands, except share and per share amounts)

	CoinShares (IFRS Historical)	Vine Hill (US GAAP Historical)	IFRS Conversion and Presentation Alignment (Note 2)	Dividend Payable (Note 3)		PIPE Financing (Note 3)	Transaction Accounting Adjustments (No Redemption Scenario) (Note 3)		Pro Forma Combined (No Redemption Scenario)	Transaction Accounting Adjustments (Maximum Redemption Scenario) (Note 3)	Pro Forma Combined (Maximum Redemption Scenario)
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
XBT Certificate Liabilities	$3,467,370	$—	$—	$—		$—	$—		$3,467,370	$—	$3,467,370
CS Physical Certificate Liabilities	1,905,442	—	—	—		—	—		1,905,442	—	1,905,442
Amounts due to brokers	128,449	—	—	—		—	—		128,449	—	128,449
Trade and other payables	11,632	—	—	—		—	(792)	D	10,840	—	10,840
Other current liabilities	238,660	121	—	(12,294)	A	—	(9,238)	F	217,249	—	217,249
Current lease liabilities	846	—	—	—		—	—		846	—	846
Current tax liabilities	251	—	—	—		—	—		251	—	251
Deferred compensation – related parties	—	649	—	—		—	(649)	D	—	—	—
Total current liabilities	5,752,650	770	—	(12,294)		—	(10,679)		5,730,447	—	5,730,447
Non-current liabilities:
Non-current lease liabilities	2,027	—	—	—		—	—		2,027	—	2,027
Other non-current liabilities	476	—	—	—		—	—		476	—	476
Non-current loans	27,857	—	—	—		—	—		27,857	—	27,857
Deferred legal fees	—	702	—	—		—	(702)	D	—	—	—
Deferred underwriting fee payable	—	7,700	—	—		—	(7,700)	G	—	—	—
Vine Hill Class A shares subject to possible redemption	—	—	229,052	—		—	7,667	G	—	—	—
							(236,719)	H
Warrant liability	—	—	26,400	—		—	(8,800)	H	17,600	—	17,600
Total non-current liabilities	30,360	8,402	255,452	—		—	(246,254)		47,960	—	47,960
Total liabilities	$5,783,010	$9,172	$255,452	$(12,294)		$—	$(256,933)		$5,778,407	$—	$5,778,407

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2025 — (Continued)
(in thousands, except share and per share amounts)

	CoinShares (IFRS Historical)	Vine Hill (US GAAP Historical)	IFRS Conversion and Presentation Alignment (Note 2)	Dividend Payable (Note 3)	PIPE Financing (Note 3)		Transaction Accounting Adjustments (No Redemption Scenario) (Note 3)		Pro Forma Combined (No Redemption Scenario)	Transaction Accounting Adjustments (Maximum Redemption Scenario) (Note 3)	Pro Forma Combined (Maximum Redemption Scenario)
Commitments and contingencies:
Class A ordinary shares subject to possible redemption; 22,000,000 shares outstanding at $10.41 per share at June 30, 2025	—	229,052	(229,052)	—					—	—	—

Equity/(Deficit):
Share capital	44	—	—	—	4	B	(48)	I	—	—	—
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding at June 30, 2025	—	—	—	—	—		—		—	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 authorized shares; none issued or outstanding at June 30, 2025 (excluding 22,000,000 shares subject to possible redemption)	—	—	—	—	—		—		—	—	—
Class B ordinary shares, $0.0001 par value, 20,000,000 authorized shares; 7,333,334 shares issued and outstanding at June 30, 2025	—	1	—	—	—		(1)	H	—	—	—

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2025 — (Continued)
(in thousands, except share and per share amounts)

	CoinShares (IFRS Historical)	Vine Hill (US GAAP Historical)	IFRS Conversion and Presentation Alignment (Note 2)	Dividend Payable (Note 3)	PIPE Financing (Note 3)		Transaction Accounting Adjustments (No Redemption Scenario) (Note 3)		Pro Forma Combined (No Redemption Scenario)	Transaction Accounting Adjustments (Maximum Redemption Scenario) (Note 3)		Pro Forma Combined (Maximum Redemption Scenario)
Holdco Ordinary Shares, no par value	—	—	—	—	—		236,720	H	236,768	(231,462)	L	5,306
							48	I		—		—
Share premium	41,458	—	(6,545)	—	47,143	B	33	G	154,719	(4,158)	K	150,561
							8,800	H
							(8,338)	J
							72,168	K
Other reserves	1,488,266	—	—	—	—		—		1,488,266	—		1,488,266
Accumulated deficit	(1,131,167)	(8,338)	(19,855)	—	—		2,410	C	(1,264,963)	4,158	K	(1,260,805)
							(35,601)	D
							(2,340)	E
							(6,242)	F
							8,338	J
							(72,168)	K
Total equity (deficit)	398,601	(8,337)	(26,400)	—	47,147		203,779		614,790	(231,462)		383,328
Total liabilities and equity (deficit)	$6,181,611	$229,887	$—	$(12,294)	$47,147		$(53,154)		$6,393,197	$(231,462)		$6,161,735

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(in thousands, except share and per share amounts)

	CoinShares (IFRS Historical)	Vine Hill (US GAAP Historical)	IFRS Conversion and Presentation Alignment (Note 2)	Dividend Payable (Note 3)	PIPE Financing (Note 3)	Transaction Accounting Adjustments (No Redemption Scenario) (Note 3)		Pro Forma Combined (No Redemption Scenario)	Transaction Accounting Adjustments (Maximum Redemption Scenario) (Note 3)	Pro Forma Combined (Maximum Redemption Scenario)
Management fees	$59,613	$—	$—	$—	$—	$—		$59,613	$—	$59,613
Other revenue	20,519	—	—	—	—	—		20,519	—	20,519
Cost of Sales	(8,787)	—	—	—	—	—		(8,787)	—	(8,787)
Gross Profit	71,345	—	—	—	—	—		71,345	—	71,345

Administrative expenses	(16,700)	(1,097)	—	—	—	654	AA	(26,378)	—	(26,378)
						(9,235)	BB
Gain on certificate liabilities	137,403	—	—	—	—	—		137,403	—	137,403
Other operating gains through profit and loss	303,409	—	—	—	—	—		303,409	—	303,409
Operating profit/(loss)	495,457	(1,097)	—	—	—	(8,581)		485,779	—	485,779
Fair value loss on investments through profit and loss	49	—	—	—	—	—		49	—	49
Fair value change in warrants through profit and loss	—	—	(15,840)	—	—	—		(15,840)	—	(15,840)
Finance costs	(3,054)	—	—	—	—	—		(3,054)	—	(3,054)
Finance income	476	—	—	—	—	—		476	—	476
Interest income on Trust Account	—	4,758	—	—	—	(4,758)	CC	—	—	—
Interest income on operating account	—	16	—	—	—	—		16	—	16
Profit before tax	492,928	3,677	(15,840)	—	—	(13,339)		467,426	—	467,426

Income taxes	(657)	—	—	—	—	—		(657)	—	(657)
Profit after tax for the period	492,271	3,677	(15,840)	—	—	(13,339)		466,769	—	466,769

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2025 — (Continued)
(in thousands, except share and per share amounts)

	CoinShares (IFRS Historical)	Vine Hill (US GAAP Historical)	IFRS Conversion and Presentation Alignment (Note 2)	Dividend Payable (Note 3)	PIPE Financing (Note 3)	Transaction Accounting Adjustments (No Redemption Scenario) (Note 3)	Pro Forma Combined (No Redemption Scenario)	Transaction Accounting Adjustments (Maximum Redemption Scenario) (Note 3)	Pro Forma Combined (Maximum Redemption Scenario)
Other comprehensive income
Fair value loss on digital assets through other comprehensive income	(435,107)	—	—	—	—	—	(435,107)	—	(435,107)
Exchange differences on translation of foreign operations	1,544	—	—	—	—	—	1,544	—	1,544
Fair value gain on financial assets through other comprehensive income	370	—	—	—	—	—	370	—	370
Total other comprehensive loss	(433,193)	—	—	—	—	—	(433,193)	—	(433,193)
Total comprehensive income	$59,078	$3,677	$(15,840)	$—	$—	$(13,339)	$33,576	$—	$33,576

Net profit (loss) per share (Note 4):
Earnings per share (basic)	$7.51
Earnings per share (diluted)	$7.27
Net income per share, Class A shares subject to possible redemption – basis and diluted		$0.13
Net income per share, Class B non-redeemable ordinary shares – basis and diluted		$0.13
Weighted average shares outstanding – basic							153,066,668		131,066,668
Weighted average shares outstanding – diluted							153,789,706		131,789,706
Net profit per share – basic							$3.05		$3.56
Net profit per share – diluted							$3.04		$3.54

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024
(in thousands, except share and per share amounts)

	For the Year Ended December 31, 2024	For the period from May 24, 2024 (inception) through December 31, 2024	IFRS Conversion and Presentation Alignment (Note 2)	Dividend Payable (Note 3)	PIPE Financing (Note 3)	Transaction Accounting Adjustments (No Redemption Scenario) (Note 3)		Pro Forma Combined (No Redemption Scenario)	Transaction Accounting Adjustments (Maximum Redemption Scenario) (Note 3)		Pro Forma Combined (Maximum Redemption Scenario)
	CoinShares (IFRS Historical)	Vine Hill (US GAAP Historical)
Management fees	$111,691	$—	$—	$—	$—	$—		$111,691	$—		$111,691
Other revenue	43,599	—	—	—	—	—		43,599	—		43,599
Cost of Sales	(15,209)	—	—	—	—	—		(15,209)	—		(15,209)
Gross Profit	140,081	—	—	—	—	—		140,081	—		140,081

Administrative expenses	(59,561)	(1,065)	—	—	—	(32,952)	DD	(87,701)	—		(87,701)
						(2,340)	EE
						418	AA
						7,799	BB
IFRS 2 listing expense	—	—	—	—	—	(72,168)	FF	(72,168)	4,158	FF	(68,010)
Reversal of valuation loss on digital assets	23,898	—	—	—	—	—		23,898	—		23,898
Loss on certificate liability	(2,950,574)	—	—	—	—	—		(2,950,574)	—		(2,950,574)
Other operating gains through profit and loss	528,593	—	—	—	—	—		528,593	—		528,593
Operating loss	(2,317,563)	(1,065)	—	—	—	(99,243)		(2,417,871)	4,158		(2,413,713)
Exceptional income	36,816	—	—	—	—	—		36,816	—		36,816
Fair value loss on investments through profit and loss	(495)	—	—	—	—	—		(495)	—		(495)
Fair value change in warrants through profit and loss	—	—	(715)	—	—	—		(715)	—		(715)
Loss on associates	(74)	—	—	—	—	—		(74)	—		(74)
Finance income	8,495	—	—	—	—	—		8,495	—		8,495
Finance costs	(11,538)	—	—	—	—	—		(11,538)	—		(11,538)
Income on investments held in trust account	—	3,194	—	—	—	(3,194)	CC	—	—		—
Interest Income from operating account	—	16	—	—	—	—		16	—		16
Credit for over-allotment option liability expiration	—	136	—	—	—	—		136	—		136
(Loss)/profit before tax	(2,284,359)	2,281	(715)	—	—	(102,437)		(2,385,230)	4,158		(2,381,072)

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024 — (Continued)
(in thousands, except share and per share amounts)

	For the Year Ended December 31, 2024	For the period from May 24, 2024 (inception) through December 31, 2024	IFRS Conversion and Presentation Alignment (Note 2)	Dividend Payable (Note 3)	PIPE Financing (Note 3)	Transaction Accounting Adjustments (No Redemption Scenario) (Note 3)	Pro Forma Combined (No Redemption Scenario)	Transaction Accounting Adjustments (Maximum Redemption Scenario) (Note 3)	Pro Forma Combined (Maximum Redemption Scenario)
	CoinShares (IFRS Historical)	Vine Hill (US GAAP Historical)
Income taxes	(935)	—	—	—	—	—	(935)	—	(935)

(Loss)/profit for the year	(2,285,294)	2,281	(715)	—	—	(102,437)	(2,386,165)	4,158	(2,382,007)

Other comprehensive income
Fair value gain on digital assets through other comprehensive income	2,430,843	—	—	—	—	—	2,430,843	—	2,430,843
Exchange differences on translation of foreign operations	4,145	—	—	—	—	—	4,145	—	4,145
Fair value loss on financial assets through other comprehensive income	(450)	—	—	—	—	—	(450)	—	(450)
Total other comprehensive income for the year	2,434,538	—	—	—	—	—	2,434,538	—	2,434,538
Total comprehensive income for the year	$149,244	$2,281	$(715)	$—	$—	$(102,437)	$48,373	$4,158	$52,531

Net profit (loss) per share (Note 4):
Loss per share (basic)	$(34.34)
Loss per share (diluted)	$(34.34)
Net income per share, Class A shares subject to possible redemption – basis and diluted		$0.12
Net income per share, Class B non-redeemable ordinary shares – basis and diluted		$0.12
Weighted average shares outstanding – basic and diluted							153,066,668		131,066,668
Net loss per share – basic and diluted							$(15.59)		$(18.17)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1.  Basis of Presentation

The historical consolidated financial statements of CoinShares have been prepared in accordance with IFRS and in its presentation and reporting currency of United States Dollars ($). The historical financial statements of Vine Hill have been prepared in accordance with U.S. GAAP in its presentation and reporting currency of United States Dollars ($).

The Business Combination will be accounted for as a share-based payment transaction, with no goodwill or other intangible assets recorded. Under this method of accounting, Vine Hill will be treated as the “accounting acquiree” and CoinShares as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of CoinShares issuing shares for the net assets of Vine Hill, followed by a recapitalization. The net assets of CoinShares will be stated at historical cost.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2025, gives effect to the Business Combination and related transactions as if they occurred on June 30, 2025. The unaudited pro forma condensed combined statements of comprehensive income for the six months ended June 30, 2025, and for the year ended December 31, 2024, give effect to the Business Combination and related transactions as if they occurred on January 1, 2024.

The pro forma adjustments reflecting the consummation of the Business Combination and the related transaction are based on currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and the related transactions based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information. Lastly, due to the nature of the adjusting entries and the fact that CoinShares is domiciled in Jersey, a territory with no income tax, there is no tax effect to any of the pro forma adjustments.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Vine Hill and CoinShares.

Note 2.  IFRS Policy and Presentation Alignment

The historical financial information of Vine Hill has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited pro forma condensed combined financial statements. Based on a preliminary analysis, the adjustments required to convert Vine Hill’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial statements were 1) to reclassify the Vine Hill Class A Shares subject to redemption from commitments and contingencies to non-current liabilities under IFRS 2 and 2) to reclassify the Vine Hill Public Warrants and Vine Hill Private Warrants from share premium to non-current liabilities due to the presence of a cashless settlement feature and the mark-to-market adjustment. The fair value of Vine Hill Public Warrants and Vine Hill Private Warrants amounting to $26.4 million was estimated based on the market price of the Vine Hill Public Warrants of $1.60 (as of September 30, 2025). The value is preliminary and will change based on fluctuations in the price of the Vine Hill Public Warrants through the closing date. A one percent change in the market price per warrant would result in a change in a change in the fair value of the warrants of approximately $0.3 million. The liability is subject to re-measurement at each statement of financial position date until such time the warrants are exercised, expire or qualify for equity classification, and any change in fair value will be recognized in the statement of comprehensive income. The cumulative change in fair value from the date of issuance amounting to $19.9 million is included in accumulated deficit on the unaudited condensed consolidated pro forma statement of financial position. The change in fair value for the Vine Hill Public Warrants is presented in the unaudited pro forma condensed combined statements of comprehensive income for the six months ended June 30, 2025 and for the year ended December 31, 2024, as a $15.8 million loss and a $0.7 million loss, respectively. This activity represents the change in the fair value of the warrants from December 31, 2024, to June 30, 2025, and inception to December 31, 2024, respectively. There is no change in fair value impact for the Vine Hill Private Warrants on the unaudited pro forma condensed combined statements of comprehensive income as the Vine Hill Private Warrants are being forfeited one day prior to the SPAC Effective Time.

Further, as part of the preparation of the unaudited pro forma condensed combined financial statements, certain reclassifications were made to align Vine Hill’s historical financial statements in accordance with the presentation of CoinShares’ historical financial statements.

Note 3.  Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position resulting from Subsequent Dividend Declaration

A.     Represents CoinShares’ dividends paid subsequent to June 30, 2025, in the amount of $6.1 million, paid in October 2025 and the remaining $6.2 million expected to be paid in January 2026. CoinShares declared a dividend in the amount of $25.1 million in April 2025, of which dividends paid of $12.8 million have been reflected in the June 30, 2025, historical financial statements. The entire amount of the subsequent payment of $12.3 million that is reflected in other current liabilities as of June 30, 2025, is included in the Unaudited Pro Forma Condensed Combined Statement of Financial position under the assumption that the dividend was made in contemplation of the Business Combination.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position resulting from PIPE Financing Transaction

B.      Represents the pro forma adjustment to record gross proceeds of $50.0 million from PIPE Investor in return for the issuance of a total of 6,666,667 CoinShares Shares (consisting of 5,000,000 PIPE Investment Shares and 1,666,667 Commitment Fee Shares). Gross proceeds of $50.0 million, net of $2.9 million in equity issuance costs, were allocated to the CoinShares Shares as follows: (1) $4 thousand was allocated to share capital based on the par value of CoinShares Shares of $0.00066825 per share and (2) the remaining $47.1 million of the net proceeds was allocated to share premium.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position

The adjustments included in the unaudited pro forma condensed combined statement of financial position as of June 30, 2025, are as follows:

C.     Reflects the reclassification of $231.5 million held in the Trust Account to cash that becomes available at closing of the Business Combination, assuming no redemptions, which includes additional interest income of $2.4 million earned subsequent to June 30, 2025.

D.     Represents the amount of total estimated transaction costs of $37.7 million expected to be incurred in relation to the Business Combination related to advisory, legal, accounting, and placement agent fees. As of June 30, 2025, the estimated transaction costs include 1) $0.7 million of deferred legal fees that have been incurred and recorded within deferred legal fees within the unaudited condensed statement of financial position of Vine Hill, 2) $0.6 million of deferred compensation payments to Vine Hill’s Chief Executive Officer, Chief Financial Officer, and Executive Director for their services prior to the consummation of the Business Combination that have been incurred and recorded within deferred compensation — related parties within the unaudited condensed statement of financial position of Vine Hill, and 3) $0.8 million of accounting fees that have been incurred and recorded within trade and other payables within the unaudited condensed combined statement of financial position of CoinShares, all of which will be paid at the close of the Business Combination. The balance of transaction costs of $35.6 million are not reflected in the historical financial statements of Vine Hill or CoinShares. All transaction costs are expected to be expensed as a part of the Business Combination.

E.      Reflects the estimated cash payment of $2.3 million related to transaction bonuses to be paid to non-US employees of CoinShares at the close of the Business Combination. Of this amount, $2.0 million is related to the transaction bonus itself and $0.3 million is related to the estimated payment of the CoinShares employer payroll taxes for the bonus recipients.

F.      Reflects 1) the total cash payment of $15.5 million ($14.4 million paid to the holders of Vested CoinShares Options and $1.1 million related to the estimated payroll taxes) and 2) the derecognition of the share option liability and associated payroll taxes of $9.2 million related to vested CoinShares Options that, immediately prior to the Business Combination, will be cancelled and converted into a right to receive cash. Additionally, CoinShares replaced Unvested CoinShares Options with equivalent Converted Options, which remain outstanding as a liability in the pro forma condensed combined statement of financial position. This represents a modification of a share-based award. Under IFRS 2, the expense is determined as the excess of the fair value of the award immediately after the modification as compared to immediately before. Since the replacement awards have identical terms to the Unvested CoinShares Options and management does not expect any change in share price at the time of modification, no additional compensation cost has been reflected in the unaudited pro forma condensed combined statement of comprehensive income.

G.     To reflect the waiver of the $7.7 million deferred underwriting fee that was originally due and payable on the Closing Date. Of this amount, $33 thousand was originally allocated to share premium and $7.7 million was originally allocated to Vine Hill Class A Shares subject to possible redemption based upon the allocation of Vine Hill’s initial offering costs.

H.     Reflects the reclassification of $236.7 million of Vine Hill Class A Shares that are subject to possible redemption into Holdco Ordinary Shares (increased by the waived deferred underwriting fee of $7.7 million as noted in adjustment G above), the forfeiture of 2,933,333 Vine Hill Class B Shares by the Sponsor, and the ultimate reclassification of the remaining Vine Hill Class B Shares into Holdco Ordinary Shares in the amount of $1 thousand as a result of a series of transactions as part of the Business Combination.

Additionally, this adjustment reflects the forfeiture of the 5,500,000 Vine Hill Private Warrants by the Sponsor, which are recorded as liabilities under IFRS. The Vine Hill Private Warrants have an estimated fair value of $8.8 million, based on the market price of the Vine Hill Public Warrants as discussed in Note 2 above. As the Sponsor is a related party, the forfeiture of the Vine Hill Private Warrants is, in substance, a capital transaction and therefore the fair value of the forfeited Vine Hill Private Warrants is recorded within equity.

I.       Represents the recapitalization of CoinShares outstanding equity (share capital of $48 thousand, $44 thousand of which is reflected in the historical financial statements of CoinShares and $4 thousand of which relates to the issuance of the PIPE Investment Shares and Commitment Fee Shares discussed in adjustment B above) and the issuance of Holdco Ordinary Shares to existing CoinShares Shareholders after giving effect to the Exchange Ratio at the close of the Business Combination.

J.       Reflects the elimination of Vine Hill’s historical accumulated deficit.

K.     Represents the preliminary estimated expense recognized for the stock exchange listing service received, in accordance with IFRS 2, for the excess of the fair value of Holdco Ordinary Shares issued to Vine Hill shareholders as compared to the fair value of Vine Hill’s identifiable net assets at the date of the Business Combination, resulting in a $72.2 million and $68.0 million decrease to retained earnings under the no redemption and maximum redemption scenarios, respectively. The fair value of shares issued was estimated based on the market price of Vine Hill Class A Shares of $10.71 per share (as of September 30, 2025). The value is preliminary and will change based on fluctuations in the share price of the Vine Hill Class A Shares through the closing date. A one percent change in the market price per share would result in a change of $2.8 million and $0.5 million in the estimated expense under the no redemption and maximum redemption scenarios, respectively. The estimated IFRS 2 listing expense assuming the no redemption and maximum redemption scenarios, which is a non-cash and non-recurring expense, is further illustrated below:

	As of June 30, 2025
	(in thousands except share and per share amounts)
	No Redemption Scenario	Maximum Redemption Scenario
Fair value of equity instruments deemed to have been issued by Holdco
Vine Hill Class A Share Price	$10.71	$10.71
Total number of Vine Hill shares at Closing	26,400,001	4,400,001
Total fair value of equity instruments issued to Vine Hill shareholders	$282,744	$47,124

Fair value of identifiable net assets of Vine Hill
Investments held in Trust Account(1)	$231,462	$231,462
Cash	606	606
Prepaid expenses	229	229
Accrued liabilities	(121)	(121)
Deferred underwriting fee payable	(7,700)	(7,700)
Deferred legal fees	(702)	(702)
Deferred compensation – related parties	(649)	(649)
Warrant liability	(17,600)	(17,600)
Add: deferred underwriting fee payable waived by Stifel	7,700	7,700
Less: Transaction costs of Vine Hill	(2,649)	(2,649)
Less: Redemption of Class A Shares	—	(231,462)
Fair value of identifiable net assets of Vine Hill at June 30, 2025	$210,576	$(20,886)
IFRS 2 listing expense	$72,168	$68,010

____________

(1)      Includes interest earned on the Trust Account subsequent to June 30, 2025.

L.      Reflects the maximum redemption scenario in which 22,000,000 Vine Hill Public Shares are redeemed in connection with the Business Combination, for aggregate payments to redeeming Vine Hill Public Shareholders of $231.5 million (assuming a redemption price of $10.52 per share as of September 30, 2025). The maximum redemption scenario assumes that the NTA Proposal is approved and, therefore, does not give effect to the limitation under the Vine Hill Memorandum and Articles of Association that prohibits redemptions in an amount that would cause Vine Hill’s net tangible assets to be less than $5,000,001.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Comprehensive Income

The adjustments included in the unaudited pro forma condensed combined statement of comprehensive income for the six months ended June 30, 2025, and for the year ended December 31, 2024, are as follows:

AA.  Reflects the reversal of the expenses incurred by Vine Hill related to fees incurred under the Vine Hill Administrative Support Agreement as well as compensation to Vine Hill’s Chief Executive Officer and Chief Financial Officer for services prior to the Business Combination, as if the Business Combination occurred on January 1, 2024 for purposes of the unaudited pro forma condensed combined statement of comprehensive income.

BB.   Reflects (1) the recognition of a loss of $6.2 million for the settlement of the share option liability and associated payroll taxes related to the Vested CoinShares Options that, immediately prior to the Business Combination, will be cancelled and converted into a right to receive cash, and (2) the reversal a $9.2 million gain and a $14.0 million loss for the fair value adjustments of the Vested CoinShares Options previously recognized in the historical financial statements for the six months ended June 30, 2025 and for the year ended December 31, 2024, respectively.

CC.   Reflects elimination of investment income on the Trust Account.

DD.   The transaction adjustment of $33.0 million for the year ended December 31, 2024 reflects the total estimated transaction costs of $37.7 million related to advisory, legal, accounting, and underwriting fees as if incurred on January 1, 2024, the date the Business Combination occurred for purposes of the pro forma financial information, less $1.3 million and $0.8 million of transaction costs that are already recorded in the historical statements of comprehensive income of Vine Hill and CoinShares, respectively, and less $2.6 million in transaction costs of Vine Hill which are included as part of the calculation of the IFRS 2 listing expense in adjustment FF below. This is a non-recurring item.

EE.   Reflects the estimated compensation expense for the $2.3 million transaction bonuses expected to be paid to non-US employees of CoinShares at the close of the Business Combination. Of this amount, $2.0 million is related to the transaction bonus itself and $0.3 million is related to the estimated payment of the CoinShares employer payroll taxes for the bonus recipients. This is a nonrecurring item.

FF.    Represents $72.2 million and $68.0 million (an incremental decrease of $4.1 million under the maximum redemption scenario) of expense recognized under the no redemption and maximum redemption scenarios, respectively, in accordance with IFRS 2, for the difference between the fair value of Holdco Ordinary Shares issued and the fair value of Vine Hill’s identifiable net assets (refer to adjustment K above). This is a nonrecurring item.

Note 4.  Net Earnings (Loss) per Share

Net earnings (loss) per share was calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2024. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the year, the calculation of weighted average shares outstanding for basic and diluted net earnings (loss) per share assumes that the shares issuable in the Business Combination have been outstanding for the entirety of the year.

The computation of diluted net earnings (loss) per share includes the assumed exercise of options and warrants if the effect is dilutive. The assumed exercise of the options was dilutive for the six months ended June 30, 2025, and therefore was included in the diluted earnings per share calculation for that period. However, for the year ended December 31, 2024, the assumed exercise of the options was antidilutive and is therefore excluded from the diluted earnings per share calculation for this period. The assumed exercise of the Vine Hill Public Warrants is antidilutive for the six months ended June 30, 2025, and for the year ended December 31, 2024, and is therefore excluded from the diluted earnings per share calculation for these periods.

The unaudited pro forma condensed combined financial information has been prepared to present two alternative scenarios with respect to redemption of Vine Hill Public Shares by Vine Hill Public Shareholders at the time of the Business Combination for the six months ended June 30, 2025 and for the year ended December 31, 2024:

	For the Six Months Ended June 30, 2025		For the Year Ended December 31, 2024
	(in thousands except share and per share amounts)		(in thousands except share and per share amounts)
	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
Numerator:
Pro forma earnings/(loss) after income tax expense(1)	$466,769	$466,769	$(2,386,165)	$(2,382,007)
Denominator:
Weighted average shares outstanding – basic	153,066,668	131,066,668	153,066,668	131,066,668
Weighted average shares outstanding – diluted	153,789,706	131,789,706	153,066,668	131,066,668
Pro forma net earnings/(loss) per share:
Basic	$3.05	$3.56	$(15.59)	$(18.17)
Diluted	$3.04	$3.54	$(15.59)	$(18.17)
Potentially dilutive securities
Vine Hill Public Warrants	11,000,000	11,000,000	11,000,000	11,000,000
CoinShares Options	—	—	723,038	723,038

____________

(1)      Pro forma net earnings/(loss) per share includes the related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information.”

COMPARATIVE PER SHARE INFORMATION

You should read the information in the following table in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus and the historical financial statements of Vine Hill and CoinShares and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined share information is derived from and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period.

			Pro Forma Combined					CoinShares equivalent pro forma per share(3)
	Vine Hill (US GAAP Historical)(2)	CoinShares (IFRS Historical)	No Redemption Scenario	25% Scenario	50% Scenario	75% Scenario	Maximum Redemption Scenario	No Redemption Scenario	25% Scenario	50% Scenario	75% Scenario	Maximum Redemption Scenario
As of and for the six months ended June 30, 2025
Shareholders’ equity (deficit) per share(1)	$(1.14)	$6.08	$4.02	$3.77	$3.51	$3.23	$2.92	$7.27	$6.83	$6.36	$5.85	$5.30
Profit per share after tax subject to possible redemption – basic	$0.13	$—	$3.05	$3.16	$3.29	$3.42	$3.56	$7.12	$7.12	$7.12	$7.12	$7.12
Profit per share after tax subject to possible redemption – diluted	$0.13	$—	$3.04	$3.15	$3.27	$3.40	$3.54	$6.90	$6.90	$6.90	$6.90	$6.90
Weighted average shares outstanding subject to possible redemption – basic	22,000,000	—	153,066,668	147,566,668	142,066,668	136,566,668	131,066,668	65,538,318	65,538,318	65,538,318	65,538,318	65,538,318
Weighted average shares outstanding subject to possible redemption – diluted	22,000,000	—	153,789,706	148,289,706	142,789,706	137,289,706	131,789,706	67,692,487	67,692,487	67,692,487	67,692,487	67,692,487
Profit per share after tax not subject to possible redemption – basic	$0.13	$—
Profit after tax per share not subject to possible redemption – diluted	0.13	—
Weighted average shares outstanding not subject to possible redemption – basic	7,333,334	—
Weighted average shares outstanding not subject to possible redemption – diluted	7,333,334	—
Profit after tax per share per CoinShares Shares – basic	$—	$7.51
Profit after tax per share per CoinShares Shares – diluted	$—	$7.27
Weighted average CoinShares Shares – basic	—	65,538,318
Weighted average CoinShares Shares – diluted	—	67,692,487
As of and for the year ended December 31, 2024
Shareholders’ equity (deficit) per share(1)	$(0.99)	$5.61	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

			Pro Forma Combined					CoinShares equivalent pro forma per share(3)
	Vine Hill (US GAAP Historical)(2)	CoinShares (IFRS Historical)	No Redemption Scenario	25% Scenario	50% Scenario	75% Scenario	Maximum Redemption Scenario	No Redemption Scenario	25% Scenario	50% Scenario	75% Scenario	Maximum Redemption Scenario
Profit/(loss) per share after tax subject to possible redemption – basic and diluted	$0.12	$—	$(15.59)	$(16.16)	$(16.78)	$(17.45)	$(18.17)	$(35.86)	$(35.84)	$(35.83)	$(35.81)	$(35.86)
Weighted average shares outstanding subject to possible redemption – basic and diluted	11,270,000	—	153,066,668	147,566,668	142,066,668	136,566,668	131,066,668	66,543,318	66,543,318	66,543,318	66,543,318	66,543,318
Profit per share after tax not subject to possible redemption – basic	$0.12	$—
Profit after tax per share not subject to possible redemption – diluted	0.12	—
Weighted average shares outstanding not subject to possible redemption – basic	6,902,000	—
Weighted average shares outstanding not subject to possible redemption – diluted	7,471,000	—
Loss after tax per share per CoinShares Shares – basic and diluted	$—	$(34.34)
Weighted average CoinShares Shares – basic and diluted	—	66,543,318

____________

(1)      Shareholders’ equity (deficit) per share = (Total equity)/common shares outstanding

(2)      Vine Hill’s US GAAP historical financial information has been converted to IFRS within the unaudited pro forma condensed combined financial statements.

(3)      The equivalent pro forma basic and diluted per share data for CoinShares. Equivalent per share pro forma is calculated based on expected exchange ratio of approximately 1.8116.

INFORMATION ABOUT VINE HILL

Unless the context otherwise requires, all references in this section to “Vine Hill,” “we,” “us” or “our” refer to Vine Hill prior to the Closing.

General

We are a blank check company originally formed as a Cayman Islands exempted company on May 24, 2024 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities, which we refer to as our initial business combination. Based on our business activities, we are a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash. We are also an emerging growth company and, as such, we are subject to all of the risks associated with emerging growth companies.

IPO and Private Placement

In two closings on September 9 and 12, 2024, Vine Hill sold an aggregate 22,000,000 Vine Hill Units at a price of $10.00 per Vine Hill Unit for a total of $220,000,000 (including 2,000,000 Vine Hill Units as a partial exercise of the underwriters’ over-allotment option to purchase up to an additional 3,000,000 Vine Hill Units) (the “Vine Hill Units”) in the initial public offering (the “Vine Hill IPO”). On September 9, 2024, Vine Hill also completed a private placement of 5,500,000 Vine Hill Private Warrants with the Sponsor at a price of $1.00 per warrant. As a result of the partial exercise of the underwriters’ over-allotment option and forfeiture of their remaining option, (a) 333,333 Vine Hill Class B Shares were forfeited resulting in 7,333,334 Vine Hill Class B Shares outstanding at December 31, 2024 and (b) the over-allotment liability of $408,000 was extinguished and credited additional paid-in-capital (for the portion exercised) and to the statement of operations as other income (for the portion expired).

In connection with the Business Combination, all of the Vine Hill Private Warrants will be forfeited by the Sponsor to Vine Hill for no consideration, upon which forfeiture the Vine Hill Private Warrants will be cancelled.

Trust Account

Following the Vine Hill IPO and the sale of the Vine Hill Private Warrants, a total of $221,100,000 was placed in the Trust Account located in the United States, with the Transfer Agent acting as trustee and has been invested only in U.S. “government securities” within the meaning of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations or deposited in an interest-bearing demand deposit account at a U.S.-chartered commercial bank with consolidated assets of $100 billion or more, as determined by us, until the earlier of: (i) the completion of an initial business combination and (ii) the distribution of the Trust Account as described below.

Working Capital Loan

In order to finance transaction costs in connection with the Business Combination, the Sponsor or an affiliate of the Sponsor or certain of our directors and officers may, but are not obligated to, loan Vine Hill funds as may be required (“Working Capital Loans”). In the event that the Business Combination does not close, we may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of the date of this proxy statement/prospectus, there is an outstanding working capital loan from the Sponsor in the aggregate principal amount of $540,000, which will be forgiven and cancelled for no consideration prior to the effective time of the SPAC Merger.

Sponsor and Sponsor Contribution

Our sponsor is Vine Hill Capital Sponsor I LLC, a Delaware limited liability company, which was recently formed to invest in our company. The managing member of the Sponsor is Mr. Petruska, our Chief Executive Officer. Mr. Petruska controls the management of the Sponsor, including the exercise of voting and investment discretion over the securities of Vine Hill held by the Sponsor. Certain of our officers and directors are members of the Sponsor and therefore have an indirect economic interest in the securities held by the Sponsor. Other than our management team, none of the other members of the Sponsor participate in our activities. For more information about the Sponsor and its controlling persons please see the section of this proxy statement/prospectus entitled “Security Ownership of Certain Beneficial Owners and Management.”

On May 28, 2024, the Sponsor purchased an aggregate of 7,666,667 Vine Hill Class B Shares for an aggregate purchase price of $25,000 or approximately $0.003 per share, of which 333,333 were subsequently forfeited following the partial exercise of the underwriters’ over-allotment option in the Vine Hill IPO.

Experience with Other SPACs

We believe our management team has substantial capital markets expertise that will make us an attractive business combination partner to target businesses. As examples of this, our management and special advisor have been involved with 12 completed SPAC business combinations with a combined total enterprise value of $34.4 billion (at the time of the business combination), which raised over $4.7 billion of total capital to support the business combinations.

Sponsor and Affiliates Compensation

The compensation received and to be received by the Sponsor and its affiliates upon the consummation of the Business Combination is 4,400,001 Holdco Ordinary Shares, with an implied aggregate market value of approximately $46.8 million (based upon the closing price of $10.63 per Vine Hill Class A Share on Nasdaq on February 26, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus), to be issued upon exchange of 4,400,001 Vine Hill Class B Shares (after giving effect to the conversion of 4,400,001 Vine Hill Class A Shares and the Sponsor Forfeited Shares), as described in the section entitled “The Business Combination Proposal — Related Agreements — Sponsor Support Agreement” as though such shares were vested immediately upon Closing. In addition, the Sponsor will be eligible for reimbursement of transaction expenses advanced and/or paid by the Sponsor on behalf of Vine Hill.

Following the Closing, Holdco will be required to reimburse or pay, or cause to be reimbursed or paid, all expenses of the parties, provided that expenses of Vine Hill (subject to certain exceptions) shall only be reimbursed up to an amount of $4,000,000. The following table sets forth the payments to be received by our sponsor and its affiliates from us prior to or in connection with the completion of our initial business combination and the securities issued and to be issued by us to our sponsor or its affiliates:

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid
Nicholas Petruska

Commencing on the date on which Vine Hill’s securities were first listed on Nasdaq, $33,000 per month, of which $16,500 per month is payable on a current basis and the balance will be payable upon consummation of Vine Hill’s initial business combination

Services as Chief Executive Officer
Daniel Zlotnitsky

Commencing on the date on which Vine Hill’s securities were first listed on Nasdaq, $33,000 per month, of which $16,500 per month is payable on a current basis and the balance will be payable upon consummation of Vine Hill’s initial business combination.

Services as Chief Financial Officer
Dean Seavers

Commencing on the date on which Vine Hill’s securities were first listed on Nasdaq, $33,000 per month in director fees, all of which will be payable upon consummation of Vine Hill’s initial business combination.

Services as a Director

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid
Vine Hill Capital	Commencing on the date on which Vine Hill’s securities were first listed on Nasdaq, $10,000 per month.	Office space, administrative and shared personnel support services
Sponsor	4,400,001 Holdco Ordinary Shares to be issued upon exchange of 4,400,001 Vine Hill Class A Shares (after giving effect to the conversion of 4,400,001 Vine Hill Class B Shares and the Sponsor Forfeited Shares).(1)	$25,000
	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination	Services in connection with identifying, investigating and completing an initial business combination

____________

(1)      Sponsor is expected to receive 4,400,001 Holdco Ordinary Shares, with an implied aggregate market value of approximately $46.8 million (based upon the closing price of $10.63 per Vine Hill Class A Share on Nasdaq on February 26, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus). In addition, the Sponsor will forfeit 5,500,000 Vine Hill Private Warrants for no consideration.

Transfer Restrictions

Pursuant to the Lock-Up Agreement, the Sponsor and certain of our officers and directors are and will be restricted in their ability to transfer, assign or sell its securities, as summarized in the table below:

Subject Securities	Expiration Date	Persons Subject to Restrictions	Exceptions to Transfer Restrictions
Founder Shares	180 days after Closing.	Vine Hill Capital Sponsor I LLC Dean Seavers Nicholas Petruska Daniel Zlotnitsky Gregory Ethridge John Adams

Transfers permitted (i) to any direct or indirect partners, members or equity holders, any Affiliates or any related investment funds or vehicles controlled or managed by such persons or their respective Affiliates; (ii) by gift to a charitable organization; (iii) in the case of an individual, by gift to a member of the individual’s Immediate Family or to a trust, the primary beneficiaries of which are one or more members of the individual’s Immediate Family or an Affiliate of such person; (iv) in the case of a trust, to the trustor or beneficiary of such trust or the estate of a beneficiary of such trust; (v) in the case of an individual, by will or other testamentary document or device or by virtue of laws of descent and distribution upon death of the individual; (vi) in the case of an individual, pursuant to a qualified domestic relations order; (vii) with the prior written consent of Holdco; (viii) in connection with a liquidation, merger, share exchange, reorganization, tender offer, takeover offer, scheme of arrangement or other similar transaction which results in all of Holdco’s shareholders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property subsequent to the Closing Date; or (ix) to the extent required by any legal or regulatory order

Vine Hill Private Warrants (and Underlying Securities)*	30 days after Closing	Same as above	Same as above

____________

*        In connection with the Business Combination, all of the Vine Hill Private Warrants will be cancelled for no consideration.

Sponsor Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Sponsor, CoinShares, Vine Hill and Holdco entered into the Sponsor Support Agreement. Pursuant to the Sponsor Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Vine Hill, without the prior written consent of Holdco, the Sponsor will not: (i) issue, sell, offer to sell, exchange, contract or agree to sell or exchange, hypothecate, pledge, encumber, assign, convert, grant of any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, by operation of law or otherwise and whether voluntarily or involuntarily or establish or increase a put equivalent position or liquidate with respect to or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to the Founder Shares, (ii) enter into any swap, derivative or other arrangement that transfers to another, in whole or in part, any of the economic consequences and/or voting rights of any of the Founder Shares or (iii) file, confidentially submit or cause to become effective a registration statement under the Securities Act relating to the offer and sale of the Founder Shares.

Effecting the Business Combination

Fair Market Value of Target Business

Nasdaq rules require that we must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the Trust Account (excluding any deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of our agreement to enter into our initial business combination. If our securities are no longer listed on Nasdaq, we will not be obligated to satisfy such 80% test. Our board of directors will make the determination as to the fair market value of our initial business combination. If our board of directors is not able to independently determine the fair market value of the target business or businesses, we will obtain an opinion from an independent investment banking firm that is a member of FINRA or from an independent registered public accounting firm, with respect to the satisfaction of such criteria. We do not currently intend to purchase multiple businesses in unrelated industries in conjunction with our initial business combination, although there is no assurance that will be the case. Additionally, pursuant to Nasdaq rules, any initial business combination must be approved by a majority of our independent directors.

Shareholder Approval of Business Combination

We are seeking shareholder approval of the Business Combination at the Extraordinary General Meeting to which this proxy statement/prospectus relates and, in connection with such meeting, holders of Vine Hill Public Shares may redeem their shares for cash in accordance with the procedures described in this proxy statement/prospectus. Such redemption rights will be effected in accordance with the Vine Hill Memorandum and Articles of Association.

Voting Restrictions in Connection with Shareholder Meeting

The Sponsor and Vine Hill’s directors and executive officers have agreed to vote their shares in favor of the Business Combination Proposal. We also expect them to vote their shares in favor of all other proposals being presented at the Extraordinary General Meeting. Further, concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Sponsor Support Agreement with Vine Hill, Holdco and Holdco. Pursuant to the Sponsor Support Agreement, the Sponsor agreed to vote its shares in favor of each Shareholder Proposal.

The Sponsor has agreed to vote its shares in favor of the Shareholder Proposals and the proposals to approve any separate or unbundled non-binding advisory proposals as are required to implement the Proposed Holdco Memorandum and Articles of Association and the adoption and approval of any other proposals Vine Hill reasonably considers to be necessary or appropriate in connection with the Business Combination (following consultation with Holdco). Further, concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Sponsor Support Agreement with Vine Hill, Holdco and Holdco, pursuant to which the Sponsor agreed to vote its shares in favor of all proposals being presented at the Extraordinary General Meeting. As of the Record Date, the Sponsor owns approximately % of the total outstanding Vine Hill Ordinary Shares.

At any time prior to the Extraordinary General Meeting, during a period when they are not then aware of any material non-public information regarding Vine Hill or its securities, our executive officers and directors and their affiliates may enter into a written plan to purchase our securities pursuant to Rule 10b5-1 of the Exchange Act and may engage in other public market purchases, as well as private purchases, of securities. At any time prior to the Extraordinary General Meeting, during a period when they are not then aware of any material non-public information regarding Vine Hill or its securities, our executive officers and directors and their respective affiliates may: (i) purchase shares from institutional and other investors who vote or indicate an intention to vote, against the Business Combination Proposal or the other Shareholder Proposals; (ii) execute agreements to purchase such shares from institutional and other investors in the future; and (iii) enter into transactions with institutional and other investors to provide such persons with incentives to acquire Vine Hill Public Shares or vote their Vine Hill Public Shares in favor of the Business Combination Proposal or the other Shareholder Proposals. Such an agreement may include a contractual acknowledgement that such shareholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our officers and directors or their affiliates purchase shares in privately negotiated transactions from Vine Hill Public Shareholders who have already elected to exercise their redemption rights, such selling Vine Hill Public Shareholders would be required to revoke their prior elections to redeem their Vine Hill Public Shares. The purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied or to provide additional equity financing. This may result in the completion of our Business Combination that may not otherwise have been possible.

While the exact nature of any such incentives has not been determined, they might include arrangements to protect such investors or holders against potential loss in value of their Vine Hill Public Shares, including the granting of put options and the transfer of shares or Vine Hill Private Warrants owned by the Sponsor for nominal value to such investors or holders.

Redemption Rights for Vine Hill Public Shareholders upon Completion of the Business Combination

We will provide the Vine Hill Public Shareholders with the opportunity to redeem all or a portion of their Vine Hill Public Shares upon the completion of the Business Combination, regardless of whether they abstain, vote for or vote against, the Business Combination, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Vine Hill (net of taxes paid or payable, if any), divided by the number of then outstanding Vine Hill Public Shares, subject to the limitations described herein. The amount in the Trust Account was initially $10.05 per share. The per share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. The redemption right will include the requirement that any beneficial owner on whose behalf a redemption right is being exercised must identify itself in order to validly redeem its shares. Each Vine Hill Public Shareholder may elect to redeem its Vine Hill Public Shares irrespective of whether they vote for or against or vote at all in connection with, the proposed transaction. There will be no redemption rights upon the completion of the Business Combination with respect to our warrants. The Sponsor and our officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares and any Vine Hill Public Shares held by them in connection with the completion of the Business Combination.

Redemption of Vine Hill Public Shares and Liquidation If No Business Combination

The Vine Hill Memorandum and Articles of Association provides that we will have only until May 19, 2026, to complete the Business Combination or such later date as our shareholders may approve. If we are unable to complete the Business Combination or an alternative business combination within such period, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Vine Hill Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Vine Hill Public Shares, which redemption will completely extinguish Vine Hill Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination within the completion window.

The Sponsor and our officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if we fail to complete the Business Combination within the completion window. However, if the Sponsor or any of our officers and directors acquired Vine Hill Public Shares after the Vine Hill IPO, it will be entitled to liquidating distributions from the Trust Account with respect to such Vine Hill Public Shares if we fail to complete the Business Combination within the completion window.

The Sponsor and our officers and directors have agreed, pursuant to a letter agreement with us, that they will not propose any amendment to the Vine Hill Memorandum and Articles of Association to (A) modify the substance or timing of our obligation to provide for the redemption of the Vine Hill Public Shares in connection with the Business Combination or to redeem 100% of the Vine Hill Public Shares if we have not consummated the Business Combination within the completion window or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless we provide the Vine Hill Public Shareholders with the opportunity to redeem their Vine Hill Public Shares upon approval of any such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Vine Hill (net of taxes payable), divided by the number of then outstanding Vine Hill Public Shares. However, we may not redeem the Vine Hill Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules), unless the NTA Proposal is approved by our shareholders.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the Trust Account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay income taxes, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of the Vine Hill IPO and the sale of the Vine Hill Private Warrants, other than the proceeds deposited in the Trust Account and without taking into account interest, if any, earned on the Trust Account and any tax payments or expenses for the dissolution of the trust, the per share redemption amount received by the Vine Hill Public Shareholders upon our dissolution would be $10.05. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of the Vine Hill Public Shareholders. We cannot assure you that the actual per share redemption amount received by the Vine Hill Public Shareholders will not be substantially less than $10.05. Please see “Risk Factors — If third parties bring claims against Vine Hill, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by Vine Hill Public Shareholders may be less than $10.05 per share” and other risk factors described above.

Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Vine Hill Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where we are unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.05 per Vine Hill Public Share or (2) the actual amount per Vine Hill Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.05 per share due to reductions in the value of the trust assets, in each case net of permitted withdrawals, except as to any claims by a third party that executed a waiver of any and all rights to the monies held in the Trust Account (whether any such waiver is enforceable) and except as to any claims under our indemnity of the underwriters of the Vine Hill IPO against certain liabilities, including liabilities under the Securities Act. We have not independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and believe that our Sponsor’s only assets are securities of our company and, therefore, our Sponsor may not be able to satisfy those obligations. We have not asked our Sponsor to reserve for such obligations. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.05 per Vine Hill Public Share. In such event, we may not be able to complete the Business Combination, and you would receive such lesser amount per share in connection with any redemption of your Vine Hill Public Shares. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses. None of our other officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below: (1) $10.05 per Vine Hill Public Share; or (2) the actual amount per Vine Hill Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.05 per share due to reductions in the value of the trust assets, in each case net of permitted withdrawals and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in certain instances. For example, the cost of such legal action may be deemed by the independent directors to be too high relative to the amount recoverable, or the independent directors may determine that a favorable outcome is not likely. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per share redemption price will not be substantially less than $10.05 per share. Please see “Risk Factors — If third parties bring claims against Vine Hill, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by Vine Hill Public Shareholders may be less than $10.05 per share” and other risk factors described above.

We will seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under our indemnity of the underwriters of the Vine Hill IPO against certain liabilities, including liabilities under the Securities Act. In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors.

If we file a bankruptcy or winding-up petition or an involuntary winding-up bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law and may be included in our bankruptcy or insolvency estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy or insolvency claims deplete the Trust Account, we cannot assure you we will be able to return $10.05 per share to the Vine Hill Public Shareholders. Additionally, if we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy and/or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. Furthermore, our board may be viewed as having breached its fiduciary duty to us, including our creditors, and/or may have acted in bad faith and thereby exposing itself and our company to claims of punitive damages, by paying Vine Hill Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our Vine Hill Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) our completion of the Business Combination and then only in connection with those Vine Hill Public Shares that such shareholder properly elected to redeem, subject to the limitations described herein, (ii) the redemption of any Vine Hill Public Shares properly submitted in connection with a shareholder vote to amend the Vine Hill Memorandum and Articles of Association (A) to modify the substance or timing of our obligation to provide for the redemption of the Vine Hill Public Shares in connection with the Business Combination or to redeem 100% of the Vine Hill Public Shares if we have not consummated the Business Combination within the completion window or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity and (iii) the redemption of the Vine Hill Public Shares if we are unable to complete an initial business combination within the completion window, subject to applicable law and as further described herein. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. In the event we seek shareholder approval in connection with the Business Combination, a Vine Hill Public Shareholder’s voting in connection with the Business Combination alone will not result in such shareholder redeeming its Vine Hill Public Shares to us for an applicable pro rata share of the Trust Account. Such Vine Hill Public Shareholder must have also exercised its redemption rights described above.

Facilities

We currently maintain our executive offices at 500 E Broward Blvd., Suite 900, Fort Lauderdale, FL 33394 and our telephone number is (954) 848-2859. The cost for this space is included in the $10,000 per month fee that we pay an affiliate of the Sponsor for office space, utilities and secretarial and administrative services. We consider our current office space adequate for our current operations.

Employees

We currently have two officers and do not intend to have any full-time employees prior to the completion of our initial business combination. Members of our management team are not obligated to devote any specific number of hours to our matters, but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time that any such person will devote in any time period to our company will vary based on whether a target business has been selected for our initial business combination and the current stage of the business combination process.

Periodic Reporting and Financial Information

The Vine Hill Units, Vine Hill Ordinary Shares and Vine Hill Public Warrants are registered under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports contain financial statements audited and reported on by our independent registered public accountants.

We are required to evaluate our internal control procedures beginning with the fiscal year ended December 31, 2025, as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer and no longer qualify as an emerging growth company, will we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Cayman Islands Companies Act. As an exempted company, we have applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 30 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (A) following the fifth anniversary of the completion of the Vine Hill IPO, (B) in which we have total annual gross revenue of at least $1.235 billion or (C) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds $700.0 million as of June 30th of that fiscal year and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company during each fiscal year so long as (1) the market value of Vine Hill Ordinary Shares held by non-affiliates did not equal or exceed $250.0 million as of the end of the most recently completed second fiscal quarter or (2) our annual revenues did not equal or exceed $100.0 million during the most recently completed fiscal year and the market value of Vine Hill Ordinary Shares held by non-affiliates did not exceed $700.0 million as of the end of the most recently completed second fiscal quarter.

Legal Proceedings

From time to time, we, our executive officers, directors, the Sponsor and its respective affiliates and/or any of their respective principals and employees are subject to legal proceedings and as a result, incur significant costs and expenses in connection with such legal proceedings.

Additionally, we and the Sponsor and its affiliates are also subject to extensive regulation, which, from time to time, results in requests for information from us or the Sponsor or its affiliates or legal or regulatory proceedings or investigations against us or the Sponsor or its affiliates. We incur significant costs and expenses in connection with any such proceedings, information requests and investigations.

Directors and Executive Officers

Vine Hill’s directors and executive officers are as follows:

Name	Age	Position
Dean Seavers	65	Executive Director
Nicholas Petruska	39	Chief Executive Officer and Director
Daniel Zlotnitsky	30	Chief Financial Officer and Director
Gregory Ethridge	49	Director
John Adams	63	Director

Our management team has extensive experience in M&A, capital raising and investing capital and we believe the depth of our management team’s experience and relationships serve as a key competitive advantage.

Dean Seavers serves as Executive Director, one of our independent directors. In December 2024, Mr. Seavers joined the board of directors of CenterPoint Energy, Inc. (NYSE: CNP). Mr. Seavers served as the Chair of the Utility Board of PG&E from 2020 to 2023 following the company’s emergence from bankruptcy. While at PG&E, Mr. Seavers also served as a director of Environmental Impact Acquisition Corp. from January 2021 to February 2022 until its merger with Greenlight Biosciences (NASDAQ: GRNA). From December 2015 to January 2020, Mr. Seavers served as the President of National Grid US and Executive Director of National Grid, PLC (listed on both LSE and NYSE). From April 2012 to December 2015, he served as Chief Executive Officer of Red Hawk, after carving it out from United Technologies. Prior to founding Red Hawk, from October 2007 to January 2011, Mr. Seavers served as President of Global Services in United Technologies’ Fire & Security division. From December 2000 to September 2007, Mr. Seavers also served as a Tyco Officer with full P&L responsibility for SimplexGrinnell, a large commercial fire alarm and fire suppression systems. Mr. Seavers continues to sit on the Boards of both public and private companies in both products and services businesses while also taking on director and advisory positions at financial institutions, such as Stifel, Carlyle Group Inc., Albemarle Corp. (NYSE: ALB) and Ametek Inc. (NYSE: AME).

Nicholas Petruska has served as our Chief Executive Officer since our inception and is a long-tenured and experienced SPAC executive. Mr. Petruska served as Executive Vice President, Chief Financial Officer and Secretary of Hennessy VI from September 2021 to August 2024. In August 2024, Mr. Petruska resigned his position as Executive Vice President, Chief Financial Officer and Secretary of Hennessy VI. Mr. Petruska’s resignation is unrelated to any disagreement regarding Hennessy VI’s financial statement disclosures, accounting principles or practices or operations or affairs. Mr. Petruska served as Executive Vice President, Chief Financial Officer and Secretary of Hennessy V (January 2021 to December 2022), IV (February 2019 to December 2020), III (June 2017 to October 2018), II (July 2015 to February 2017) and a similar position with Hennessy I (January 2014 to February 2015). Hennessy V liquidated in December 2022. Mr. Petruska led the transaction execution and due diligence assessments of School Bus Holdings (Blue Bird) (NASDAQ: BLBD), Daseke, Inc. (NASDAQ: DSKE), NRC Group (NYSE: NRCG) and Canoo Holdings Ltd (NASDAQ: GOEV), for Hennessy I, II, III and IV, respectively. From October 2023 to October 2024, Mr. Petruska served as Special Advisor to Learn CW Investment Corporation (“LearnCW”) on its merger with Innventure, Inc. (NASDAQ: INV), to Twin Ridge Capital Acquisition Corp from November 2022 to November 2023 on its merger with Carbon Revolution plc (NASDAQ: CREV) and of NewHold Investment Corp from July 2020 to July 2021 which subsequently merged with Evolv Technologies Holdings, Inc (NASDAQ: EVLV). Prior to working with the Hennessy Capital SPACs, from July 2012 to July 2014, Mr. Petruska was an investment professional with CHS Capital, a middle-market private equity firm and from January 2010 to July 2012, an investment banker at Morgan Stanley.

Daniel Zlotnitsky has served as our Chief Financial Officer since our inception. Mr. Zlotnitsky has robust experience as a SPAC investor. Mr. Zlotnitsky previously served as an investment professional with Hennessy VI and Hennessy V. Hennessy V liquidated in December 2022. From October 2023 to October 2024, Mr. Zlotnitsky served as Special Advisor to LearnCW on its merger with Innventure, Inc. (NASDAQ: INV) and to Twin Ridge from November 2022 to November 2023 on its merger with Carbon Revolution plc (NASDAQ: CREV). Prior to working with the Hennessy Capital SPACs, from June 2019 to December 2021, Mr. Zlotnitsky was an investment professional at The Gores Group LLC, where he was a member of the SPAC investment team that consummated Gores Holdings IV, Inc.’s merger with United Wholesale Mortgage (NYSE: UWMC), Gores Holdings V, Inc.’s merger with Ardagh Metal Packaging S.A. (NYSE: AMBP) and Gores Metropoulos II, Inc.’s merger with Sonder Holdings Inc. (NASDAQ: SOND). Prior to joining The Gores Group LLC, from April 2018 to June 2019, Mr. Zlotnitsky was an investment professional at Breakaway Capital, a middle-market private equity and structured credit firm and from July 2017 to April 2018, an investment banker at Houlihan Lokey.

Gregory Ethridge is one of our independent directors. From October 2023 to October 2024, Mr. Ethridge served as Special Advisor to LearnCW on its merger with Innventure, Inc. (NASDAQ: INV). Mr. Ethridge served as Chief Financial Officer of Canoo Inc. (NASDAQ: GOEV) from August 2023 through October 2024. In January 2025, Canoo Inc. and certain of its subsidiaries filed for liquidation under Chapter 7 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware. Prior to serving as Chief Financial Officer of Canoo Inc., Mr. Ethridge served on Canoo Inc.’s board of directors from December 2020 through December 2023. Mr. Ethridge also served as President, Chief Operating Officer and director of Hennessy VI from October 2021 to August 2023, resigning as President and Chief Operating Officer in connection with his appointment as the Canoo Chief Financial Officer and served as a member of Hennessy VI’s board of directors from October 2021 to August 2024. Prior to this, Mr. Ethridge served as President, Chief Operating Officer and a director of Hennessy V from January 2021 to December 2022 and President, Chief Operating Officer and a director of Hennessy IV from February 2019 to December 2020. He has also served as Chairman of Motorsports Aftermarket Group, a designer, manufacturer, marketer and distributor of aftermarket parts, apparel and accessories for the motorcycle and power sports industry since June 2019. He previously served as President of Matlin & Partners Acquisition Corporation from January 2017 to November 2018, at which time it merged with U.S. Well Services, LLC to become U.S. Well Services, Inc., a growth and technology-oriented oilfield service company focused exclusively on hydraulic fracturing which was subsequently sold to ProFrac Holding Corp. (NASDAQ: ACDC) in November 2022. He also served as Senior Partner of MatlinPatterson Global Advisers LLC from January 2009 to December 2019. Mr. Ethridge is qualified to serve on the Board due to his experience in private equity, as well as his financial and capital markets expertise.

John Adams is one of our independent directors. Mr. Adams is a senior and experienced investment banker with approximately 40 years of experience in investment banking working across a number of industries in M&A, restructuring and public and private financing. Since August 2019, Mr. Adams currently serves as a Founding Partner of CMD Global Partners, LLC, a boutique investment bank. Prior to founding CMD Global Partners, LLC, from March 2013 to August 2019, Mr. Adams was a Managing Director at XMS Capital Partners LLC. Prior to his time at XMS, from August 1999 to March 2013 Mr. Adams spent 14 years at Lazard where he held senior positions such as Global Head of Private Equity Coverage, Head of Midwest Investment Banking and Global Head of Automotive Coverage. Prior to Lazard, from July 1986 to August 1999, Mr. Adams spent 13 years with Morgan Stanley in New York, Chicago and London where he ran the firm’s European M&A Business Development effort.

Executive Compensation and Director Compensation

Our sponsor, officers, directors and their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. In addition, we pay $10,000 per month to an affiliate of our Sponsor for office space, administrative and shared personnel support services and we pay each of Mr. Petruska, our Chief Executive Officer and Mr. Zlotnitsky, our Chief Financial Officer, $33,000 per month for their services prior to the consummation of the Business Combination, of which $16,500 per month is payable on a current basis and the balance will be payable upon the consummation of the Business Combination. In addition, we will pay Dean Seavers, our Executive Director, director fees of $33,000 per month, all of which will be payable upon consummation of the Business Combination. Furthermore, our independent directors and special advisor received membership interests in our sponsor as compensation for their service as a director or advisor to Vine Hill. Each of John Adams and Dean Seavers received membership interests in our sponsor representing 250,000 Vine Hill Class B Shares for his service as a director and each of Gregory Ethridge and Kevin Charlton received membership interests in our sponsor representing 100,000 Vine Hill Class B Shares for his service as a director or special advisor, respectively.

Other than these payments and reimbursements and other compensation paid to our independent directors as described above, no compensation of any kind, including finder’s and consulting fees, will be paid by us to the Sponsor, executive officers and directors or any of their respective affiliates, prior to completion of our initial business combination.

After the completion of the Business Combination, directors or members of our management team who remain with us may be paid consulting, management or other compensation from the Combined Company. Any compensation to be paid to our officers after the completion of the Business Combination will be determined by a compensation committee constituted solely by independent directors. All of these fees will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with the Business Combination.

We may not take any action to ensure that members of our management team maintain their positions with us after the consummation of the Business Combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after the Business Combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of an initial business combination will be a determining factor in our decision to proceed with an initial business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Number and Terms of Office of Officers and Directors

Our board of directors consists of five members. Holders of Vine Hill Class B Shares have the right to elect all of our directors or remove any one of them for any reason prior to consummation of the Business Combination and holders of Vine Hill Public Shares do not have the right to vote on the appointment or removal of directors during such time. These provisions of our amended and restated memorandum and articles of association may only be amended if approved by a special resolution passed by the affirmative vote of a majority of at least 90% of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of Vine Hill.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of Vine Hill or its subsidiaries or any other individual having a relationship which in the opinion of the Vine Hill Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have three “independent directors” as defined in Nasdaq listing standards and applicable SEC rules. Our audit committee is entirely composed of independent directors meeting Nasdaq’s additional requirements applicable to members of the audit committee. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of the Vine Hill Board

Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates under a charter that has been approved by our board of directors and has the composition and responsibilities described below. The charter of each committee is available on our website.

Audit Committee

We have established an audit committee of the board of directors. Under Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. The members of our audit committee are Mr. Seavers, Mr. Ethridge and Mr. Adams and Mr. Ethridge chairs the audit committee.

Each member of the audit committee is financially literate, and our board of directors has determined that Mr. Ethridge qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

•        Assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence and (4) the performance of our internal audit function and independent registered public accounting firm;

•        Reviewing the appointment, compensation, retention, replacement and oversight of the work of the independent registered public accounting firm and any other independent registered public account firm engaged by us;

•        re-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us and establishing pre-approval policies and procedures;

•        Reviewing and discussing with the independent registered public accounting firm all relationships the auditors have with us in order to evaluate their continued independence;

•        Setting clear hiring policies for employees or former employees of the independent registered public accounting firm;

•        Setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        Obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent registered public accounting firm’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review or peer review, of the independent registered public accounting firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        Meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”

•        Reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        Reviewing with management, the independent registered public accounting firm and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the board of directors. Under Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. The members of our compensation committee are Dean Seavers, Gregory Ethridge and John Adams and John Adams chairs the compensation committee.

We have adopted a compensation committee charter, which details the purpose and responsibility of the compensation committee, including:

•        Reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        Reviewing and making recommendations to our board of directors with respect to (or approving, if such authority is so delegated by our board of directors) the compensation and any incentive-compensation and equity-based plans that are subject to board approval of all of our other officers;

•        Reviewing our executive compensation policies and plans;

•        Implementing and administering our incentive compensation equity-based remuneration plans;

•        Assisting management in complying with our proxy statement and annual report disclosure requirements;

•        Approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        Producing a report on executive compensation to be included in our annual proxy statement; and

•        Reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser.

However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee of the board of directors. Mr. Seavers, Mr. Ethridge and Mr. Adams serve as members of our nominating and corporate governance committee. Under Nasdaq listing standards, all members of the nominating and corporate governance committee must be independent. Dean Seavers chairs the nominating and corporate governance committee.

We have adopted a nominating and corporate governance committee charter, which details the principal functions of the nominating and corporate governance committee, including:

•        Identifying, screening and reviewing individuals qualified to serve as directors and recommending to the board of directors candidates for nomination for election at the annual meeting of shareholders or to fill vacancies on our board of directors;

•        Developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

•        Coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of Vine Hill; and

•        Reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of and terminate, any search firm to be used to identify director candidates and is directly responsible for approving the search firm’s fees and other retention terms.

Director Nominations

Our nominating and corporate governance committee will recommend to the board of directors candidates for nomination for appointment at the annual general meeting. We have not formally established any specific minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom and the ability to represent the best interests of our shareholders.

Code of Ethics

We adopted a Code of Ethics applicable to our directors, officers and employees. A copy of our form of Code of Ethics is available on our website at www.vinehillcapital.com.

You are able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Insider Trading Policy

Vine Hill has adopted an insider trading policy which governs transactions in our securities by Vine Hill and its directors, officers, employees, consultants and contractors and is designed to promote compliance with insider trading laws, rules and regulations applicable to Vine Hill.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•        duty to act in good faith in what the director or officer believes to be in the best interests of Vine Hill as a whole;

•        duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•        directors should not improperly fetter the exercise of future discretion;

•        duty to exercise powers fairly as between different sections of shareholders;

•        duty not to put themselves in a position in which there is a conflict between their duty to Vine Hill and their personal interests; and

•        duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to Vine Hill and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Our management team is responsible for the management of our affairs. As described above and below, each of our officers and directors presently has and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for one or more entities to which he or she has fiduciary, contractual or other obligations or duties, he or she will honor these obligations and duties to present such business combination opportunity to such entities first and only present it to us if such entities reject the opportunity and he or she determines to present the opportunity to us. These conflicts may not be resolved in our favor and a potential target business may be presented to another entity, prior to its presentation to us.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with members of our management team. In the event we seek to complete our initial business combination with a business that is affiliated with members of our management team, we or a committee of independent and disinterested directors, will obtain an opinion from an independent investment banking firm that is a member of the Financial Industry Regulatory Authority or FINRA or from an independent registered public accounting firm, that such an initial business combination is fair to our company from a financial point of view.

We do not believe, however, that the fiduciary, contractual or other obligations or duties of our officers or directors will materially affect our ability to complete our initial business combination. Our amended and restated memorandum and articles of association provides that to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for to any director or officer on the one hand and us, on the other.

Members of our management team may participate in the formation of, invest in (on behalf of themselves, their affiliates or its and their clients) or become an officer or director of any other blank check company prior to completion of our initial business combination. As a result, members of our management team could have conflicts of interest in determining whether to present business combination opportunities to us or to any other blank check company with which they may become involved.

Potential investors should also be aware of the following other potential conflicts of interest:

•        None of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

•        In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Please see “— Directors and Executive Officers” for a description of our management’s other affiliations.

•        The Sponsor and our officers and directors agreed to waive their redemption rights with respect to any Vine Hill Class B Shares and any Vine Hill Public Shares held by them in connection with the consummation of the Business Combination. Additionally, the Sponsor and our officers and directors agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Vine Hill Class B Shares held by them if we fail to consummate the Business Combination within the completion window. However, if the Sponsor or any of our officers, directors or affiliates acquire Vine Hill Public Shares in or after the Vine Hill IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Vine Hill Public Shares if we fail to consummate the Business Combination within the completion window. If we do not complete the Business Combination within such applicable time period, the proceeds of the sale of the Vine Hill Private Warrants held in the Trust Account will be used to fund the redemption of the Vine Hill Public Shares and the Vine Hill Private Warrants will expire worthless. Except as described herein, (1) pursuant to a letter agreement entered into with us, the Sponsor and our officers and directors agreed not to transfer, assign or sell any Vine Hill Class B Shares held by them until 180 days after completion of the Business Combination. Any permitted transferees would be subject to the same restrictions and other agreements of our sponsor with respect to any Vine Hill Class B Shares and (2) pursuant to a letter agreement entered into with us, our sponsor agreed not to transfer, assign or sell any Vine Hill Private Warrants and the Vine Hill Class A Shares underlying such warrants until 30 days after the completion of the Business Combination. We refer to such transfer restrictions as the lock-up. Notwithstanding the foregoing, if we complete a liquidation, merger, share exchange, reorganization or other similar transaction after the Business Combination that results in all of the Vine Hill Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property, the Vine Hill Class B Shares will be released from the lock-up. Since our sponsor, members of our management team may directly or indirectly own ordinary shares and warrants following the Vine Hill IPO, our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate the Business Combination.

•        Our key personnel may negotiate employment or consulting agreements with a target business in connection with a particular business combination. These agreements may provide for them to receive compensation following the Business Combination and as a result, may cause them to have conflicts of interest in determining whether to proceed with a particular business combination.

•        Our key personnel may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such key personnel was included by a target business as a condition to any agreement with respect to our initial business combination.

•        The Sponsor and members of our management team will directly or indirectly own our securities following the Vine Hill IPO and accordingly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Upon the closing of the Vine Hill IPO, our sponsor will have invested in us an aggregate of $5,525,000, comprised of the $25,000 purchase price for the Vine Hill Class B Shares (or approximately $0.003 per share) and the $5,500,000 purchase price for the Vine Hill Private Warrants (or $1.00 per warrant), which may be exercised on a cashless basis. Accordingly, our management team, which owns interests in our sponsor, may be more willing to pursue a business combination with a riskier or less-established target business than would be the case if our sponsor had paid the same per share price for the Vine Hill Class B Shares as the Vine Hill Public Shareholder paid for their Vine Hill Public Shares and if our sponsor were required to pay cash to exercise the Vine Hill Private Warrants.

•        Certain members of our management team will receive compensation upon consummation of the Business Combination and accordingly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such compensation will not be received unless we consummate such business combination.

•        In the event the Sponsor or members of our management team provide loans to us to finance transaction costs or out-of-pocket reimbursement of expenses, in connection with an intended initial business combination and/or incur expenses on our behalf in connection with an initial business combination, such persons and accordingly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such loans may not be repaid and/or such expenses may not be reimbursed unless we consummate such business combination.

•        Similarly, if we agree to pay our sponsor or a member of our management team a finder’s fee, advisory fee, consulting fee or success fee in order to effectuate the completion of the Business Combination, such persons may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as any such fee may not be paid unless we consummate such business combination.

•        We are not prohibited from pursuing an initial business combination with a company that is affiliated with our Sponsor, directors or members of our management team; accordingly, such affiliated person(s) they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such affiliated person(s) would have interests different from the Vine Hill Public Shareholders and would likely not receive any financial benefit unless we consummated such business combination.

The conflicts described above may not be resolved in our favor.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties:

Individual(1)	Entity	Entity’s Business	Affiliation
Dean Seavers	CenterPoint Energy, Inc.	Electric Services	Director
	Albemarle Corporation	Manufacturing	Director
	Ametek, Inc.	Manufacturing	Director
Nicholas Petruska	Vine Hill Capital Sponsor I LLC	SPAC Sponsorship	Managing Member
Daniel Zlotnitsky	N/A	N/A	N/A
Gregory Ethridge	N/A	N/A	N/A
John Adams	CMD Global Partners	Investment Bank	Founding Partner

____________

(1)      Each of the entities listed in this table may have competitive interests with our company with respect to the performance by each individual listed in this table of his or her obligations.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with members of our management team. In the event we seek to complete our initial business combination with a business that is affiliated with members of our management team, we or a committee of independent and disinterested directors, will obtain an opinion from an independent investment banking firm that is a member of the Financial Industry Regulatory Authority or FINRA or from an independent registered public accounting firm, that such an initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context.

In addition, our sponsor or any of its affiliates or any of their respective investors, may make additional investments in Vine Hill in connection with the initial business combination, although our sponsor and its affiliates have no obligation or current intention to do so. If our sponsor or any of its affiliates elects to make additional investments, such proposed investments could influence our sponsor’s motivation to complete an initial business combination.

Further, in order to facilitate our initial business combination, including any related financing, our Sponsor may surrender or forfeit, transfer or exchange our Founder Shares, Private Placement Vine Hill Units or any of our other securities including for no consideration, as well as subject any such securities to earn-outs or other restrictions or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities.

In the event that we submit the Business Combination to the Vine Hill Public Shareholders for a vote, the Sponsor and our officers and directors have agreed to vote any Founder Shares and any Vine Hill Public Shares held by them in favor of the Business Combination and our officers and directors also have agreed to vote Vine Hill Public Shares purchased by them (if any) during or after the Vine Hill IPO (including in open market and privately-negotiated transactions) in favor of our initial business combination (except that any Vine Hill Public Shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act would not be voted in favor of approving the business combination transaction).

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provides for indemnification by us of our officers and directors to the fullest extent authorized by law, as it now exists or may in the future be amended.

We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our amended and restated memorandum and articles of association. Our amended and restated memorandum and articles of association also permits us to maintain insurance on behalf of any officer, director or employee for any liability arising out of his or her actions.

We have obtained a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

These provisions may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

In connection with this registration statement, we have undertaken that insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Clawback Policy

The SEC adopted final rules implementing the incentive-based compensation recovery provisions of the Dodd-Frank Act and Nasdaq has adopted listing standards consistent with the SEC rules. In compliance with those standards, we have adopted an incentive compensation recoupment policy or “clawback” policy, which applies to our executive officers, within the meaning of Section 10D of the Exchange Act and Rule 10D-1 promulgated thereunder, who were employed by Vine Hill or a subsidiary of Vine Hill during the applicable recovery period. Under the policy, in the event that the financial results upon which a cash or equity-based incentive award was predicated become the subject of a financial restatement that is required because of material non-compliance with financial reporting requirements, the Compensation Committee will conduct a review of awards covered by the policy and recoup any erroneously awarded incentive-based compensation to ensure that the ultimate payout gives retroactive effect to the financial results as restated. The policy covers any cash or equity-based incentive compensation award that was paid, earned or granted to a covered officer during the last completed three fiscal years immediately preceding the date on which Vine Hill is required to prepare the accounting restatement.

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

We do not grant equity awards to our executive officers or other employees of Vine Hill and therefore do not have a policy regarding the timing of grants of option awards in relation to the disclosure of material non-public information by Vine Hill.

VINE HILL’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Vine Hill’s financial condition and results of operations of Vine Hill Capital Acquisition Corp. (for purposes of this section, “Vine Hill”, “we,” “us” and “our”) should be read in conjunction with the unaudited condensed consolidated financial statements of Vine Hill as of and for the three and nine months ended September 30, 2025 and the audited financial statements of Vine Hill as of and for the year ended December 31, 2024, and the notes thereto, contained elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.

Overview

We are a blank check company incorporated as a Cayman Islands exempted company on May 24, 2024, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. We have reviewed a number of opportunities to enter into an initial business combination with one or more operating businesses and entered into the Business Combination Agreement on September 8, 2025. We intend to effectuate the Business Combination using cash from the proceeds of the Vine Hill IPO and the sale of the Vine Hill Private Warrants, the proceeds of the sale of our securities in connection with the Business Combination (pursuant to any forward purchase agreements, backstop or similar agreements we may enter into following the consummation of the Business Combination or otherwise) and the proceeds of the sale of our shares, debt or a combination of cash, equity and debt.

As of September 30, 2025, we had approximately $431,000 of cash and cash equivalents and negative working capital of approximately $601,000 (which includes approximately $847,000 of deferred compensation that is not payable until the Closing).

As of December 31, 2024, we had approximately $1,088,000 of cash and cash equivalents and approximately $1,218,000 of working capital (excluding approximately $253,000 of deferred compensation that is not payable until the Closing).

Further, we expect to incur significant costs in the pursuit of our acquisition and financing plans. We cannot assure you that our plans to raise capital or to complete the Business Combination will be successful.

Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. All activity for the period from May 24, 2024 (inception) through September 30, 2025, relates to our formation and the Vine Hill IPO and, subsequent to the Vine Hill IPO, identifying and completing the Business Combination. We will not generate any operating revenues until after completion of the Business Combination. We generate non-operating income in the form of interest or dividend income on cash and cash equivalents. We incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for expenses related to efforts to identify and evaluate target businesses, complete due diligence and preparation of necessary agreements and disclosures.

Loss from operations — The operating costs incurred in the three and nine months ended September 30, 2025 consist of Business Combination costs of approximately $1,358,000 and $1,539,000, respectively, executive and director compensation and fees paid to our Sponsor for administrative services aggregating approximately $327,000 and $981,000, respectively (approximately $198,000 and $594,000, respectively, of which is payable upon the Closing) as well as approximately $145,000 and $407,000, respectively, of professional costs, insurance and fees and other costs associated with our financial reporting and operations as a public company.

The operating costs incurred in the three months ended September 30, 2024 and the period from May 24, 2024 (inception) to September 30, 2024 consist primarily of approximately $150,000 and approximately $191,000, respectively of professional fees, insurance and costs associated with our financial reporting as well as, subsequent to the Vine Hill IPO, executive and director compensation and fees paid to our Sponsor for administrative services aggregating approximately $91,000, approximately $55,000 of which is payable upon the Closing.

Other income — Other income for the three and nine months ended September 30, 2025 consisted of approximately $2,415,000 and $7,190,000, respectively, and approximately $759,000 for each of the periods ended September 30, 2024, of interest income primarily resulting from the trust account.

Other income for the period from inception (May 24, 2024) to December 31, 2024, includes approximately $3,194,000 and $16,000, respectively, for interest income on the trust account and on our operating cash. Other income during the period also includes a credit of approximately $136,000 for the reversal of the portion of the overallotment liability representing the portion of the overallotment option not exercised.

Liquidity and Capital Resources

Our liquidity needs have been satisfied prior to the completion of the Vine Hill IPO through receipt of $25,000 from the sale of the Vine Hill Class B Shares and approximately $209,000 drawn down on an up to $300,000 in loans that were available from our Sponsor under an unsecured promissory note. In September 2024, we closed on the Vine Hill IPO and the underwriters’ partial exercise of their over-allotment option. In connection with the closing of the Vine Hill IPO, the approximately $209,000 drawn down under the unsecured promissory note was repaid in full. The net proceeds from the sale of the Vine Hill Units, including the underwriters’ partial exercise of 2,000,000 of their 3,000,000 unit over-allotment option, and the sale of the Vine Hill Private Warrants for an aggregate purchase price of $5,500,000, after deducting offering expenses of approximately $1,000,000 and underwriting commissions of $4,000,000 (excluding deferred underwriting commissions incurred of $7,700,000, including the partial exercise of the over-allotment option), were approximately $222,500,000, including reimbursement from the underwriters. $221,100,000 was deposited in the Trust Account, which includes the deferred underwriting commissions described above. The funds in the Trust Account are to be (i) invested only in cash or U.S. government treasury bills with a maturity of 185 days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940 and that invest only in direct U.S. government obligations and/or (ii) deposited in an interest-bearing demand deposit account at a U.S.-chartered commercial bank with consolidated assets of $100 billion or more.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (which interest shall be net of permitted withdrawals), if any, to complete the Business Combination. We are considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and are presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, we do not expect to have annual income tax obligations on the amount of interest and other income earned on the amounts held in the Trust Account. If there were any taxes payable, we would expect to pay them out of the funds in the Trust Account. To the extent that our equity or debt is used, in whole or in part, as consideration to complete the Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

Prior to the completion of the Business Combination, our principal use of working capital will be to fund our activities to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination. We also have ongoing professional and other costs to maintain our reporting, listing, compliance and administrative requirements of being a publicly traded company.

In addition, we may pay commitment fees for financing, fees to consultants to assist us with our search for a target business or as a down payment or to fund a “no-shop” provision (a provision designed to keep target businesses from “shopping” around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed Business Combination, although we do not have any current intention to do so. If we entered into an agreement where we paid for the right to receive exclusivity from a target business, the amount that would be used as a down payment or to fund a “no-shop” provision would be determined based on the terms of the specific Business Combination and the amount of our available funds at the time. Our forfeiture of such funds (whether as a result of our breach or otherwise) could result in our not having sufficient funds to continue searching for, or conducting due diligence with respect to, prospective target businesses.

In order to finance transaction costs in connection with the Business Combination, our Sponsor or an affiliate of our Sponsor or certain of our directors and officers may, but are not obligated to, loan us funds as may be required. In the event that the Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. We do not expect to seek loans from parties other than our Sponsor, an affiliate of our Sponsor or our officers and directors, if any, as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.

We may obtain financing prior to the closing of the Business Combination to fund our working capital needs and transaction costs in connection with completion of the Business Combination. There is no limitation on our ability to raise funds through the issuance of equity or equity-linked securities or through loans, advances or other indebtedness in connection with the Business Combination, any backstop or similar agreements we may enter into or otherwise. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of the Business Combination. If we are unable to complete the Business Combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. In addition, following the Business Combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Liquidity and Capital Resources; Going Concern

During September 2024, we closed on the Vine Hill IPO and the simultaneous sale of Vine Hill Private Warrants resulting in an increase in our liquidity. As of September 30, 2025, we had cash and cash equivalents of approximately $431,000 and working capital of approximately $601,000 (which includes $847,000 of deferred compensation that is not payable until closing of the Business Combination). As of the date of this proxy statement/prospectus, there is an outstanding working capital loan from the Sponsor in the aggregate principal amount of $540,000, which will be forgiven and cancelled for no consideration prior to the effective time of the SPAC Merger.

As of December 31, 2024, we had cash and cash equivalents balance of approximately $1,088,000 and working capital of approximately $1,218,000 (excluding approximately $253,000 of deferred compensation that is not payable until the closing of the Business Combination).

Further, we have incurred and expect to continue to incur significant costs in pursuit of our financing and acquisition plans. These conditions indicate that we need additional working capital. In addition, if we cannot complete the Business Combination before June 9, 2026, we could be forced to wind up our operations and liquidate unless we receive an extension approval from our shareholders. In connection with our assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” as of September 30, 2025, we have concluded that these conditions raise substantial doubt about our ability to continue as a going concern for a period of time within one year after the date that the financial statements are issued. Our plan to deal with this uncertainty is to work closely with vendors and service providers to preserve cash and to complete the Business Combination prior to the time required for completion in June 2026 or to seek additional working capital from our Sponsor and/or external financing sources to the extent necessary. There is no assurance that our plans to consummate the Business Combination, work with creditors to preserve cash and to receive loans, if available, from our Sponsor and/or external financing sources will be successful or successful within the required timeframe. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Off-Balance Sheet Financing Arrangements

As of September 30, 2025, we have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any agreements for non-financial assets.

Contractual Obligations

As of September 30, 2025, we did not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities. In connection with the Vine Hill IPO, we entered into an Administrative Support Agreement with an affiliate of our Sponsor pursuant to which we pay such affiliate $10,000 per month for office space, utilities and secretarial and administrative support.

Also, commencing on September 6, 2024, the date our securities were first listed on Nasdaq, we have agreed to compensate each of its Chief Executive Officer and Chief Financial Officer $33,000 per month for their services prior to the consummation of the Business Combination, of which $16,500 per month would be payable on a current basis and the balance would be payable upon the completion of the Business Combination. In addition, we agreed to pay our Executive Director fees of $33,000 per month prior to the consummation of the Business Combination, all of which would be payable upon the completion of the Business Combination.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates.

Our management does not believe that we have any critical accounting estimates.

INFORMATION ABOUT COINSHARES

Unless otherwise indicated or the context otherwise requires, references in this section to “CoinShares,” “we,” “us,” “our,” and other similar terms refer to CoinShares International Limited and its subsidiaries prior to the Business Combination and refer to Holdco (including CoinShares International Limited) and its subsidiaries immediately following the consummation of the Business Combination. See page vi for a glossary of certain terms used throughout this section.

Overview

We are a global, institutional-grade digital asset manager with a leading position in Europe and a growing presence in the United States. We design, issue, and distribute a comprehensive range of investment products, including synthetically backed, physically backed and staked ETPs and index-tracking ETFs, as well as actively managed strategies, that provide investors with transparent, tax-aware and operationally robust exposure to digital assets. Strategically positioned at the intersection of traditional finance and blockchain innovation, CoinShares facilitates the adoption of digital assets through our two core operating segments: Asset Management and Capital Markets.

We rank among the top four managers globally by crypto ETP assets under management (“AUM”), including household names like BlackRock, Fidelity and Grayscale, and hold the #1 market share position in EMEA (approximately 34% market share by AUM as of June 30, 2025) (Source: Trackinsight, as of July 3, 2025). As of August 31, 2025, we managed approximately $9.1 billion in AUM. We are experiencing a period of significant growth with AUM more than tripling over the last two years, from approximately $2.62 billion, as of the end of the third quarter of 2023, to approximately $8.05 billion, as of the end of the second quarter of 2025 through strong investor inflows, supportive digital asset pricing and successful new product launches.

____________

(1)      Including $0.65bn seed AUM for CoinShares Physical and $0.55bn seed AUM for CoinShares Valkyrie.

(2)      Represents ARK 21Shares Bitcoin ETF.

(3)      Including significant seed capital (i.e., AUM with discounted management fees).

(4)      Including $0.4bn AUM from VanEck Crypto and Blockchain Innovators.

Data provided by Trackinsight as of 7/3/2025.

Since our founding in 2014, we have focused on building the infrastructure and product suite necessary to support institutional engagement with digital assets. Recognizing early the transformative potential of blockchain technology, CoinShares pioneered the first regulated Bitcoin hedge fund and acquired the world’s first crypto ETP in 2016. These milestones laid the foundation for our asset management and capital markets platforms designed to promote responsible, regulatory compliant access to the digital asset ecosystem.

Our business model blends recurring asset-management fees with yield generated from our capital markets platform. Management fees generated through our Asset Management business have historically averaged ~1.7% of AUM on an LTM basis. Capital Markets generates additional yield (~0.8% on an LTM basis) through staking, lending, liquidity provisioning and non-directional arbitrage, primarily on unencumbered collateral.

____________

(1)      Yields are expressed in LTM Revenue on LTM average Gross AUM (including seed AUM).

(2)      Capital Markets include Staking, Lending, DNTS and others

(3)      Capital Markets utilizes a portion of the full asset base to generate its yield, however that portion fluctuates directionally with changes in overall AUM resulting in the experienced general stability in yield relative to AUM.

Despite evolving AUM, dynamic digital asset prices, and mix shift amongst asset management product offerings, both Asset Management and Capital Markets yields have historically remained relatively steady over time across market cycles and various capital market backdrops.

Our Asset Management division offers a comprehensive range of investment products, including synthetically backed, physically backed and staked ETPs, index-tracking ETFs, and actively managed strategies. Our Asset Management division spans multiple platform brands, including XBT Provider, CoinShares Physical, BLOCK Index, and Valkyrie, which are distributed across major global exchanges and platforms in Europe, the United States, and Asia. As of August 31, 2025, we manage approximately $9.1 billion in AUM.

____________

(1)      AUM as of the last day of each quarter.

(2)      Including $0.65bn seed AUM for CoinShares Physical and $0.55bn seed AUM for CoinShares Valkyrie.

Our Capital Markets division complements our Asset Management business by providing staking and lending, liquidity provisioning, proprietary non-directional trading and execution capabilities. We manage over $1.3 billion in staked assets and operate more than 12,000 validators, executing hundreds of thousands of orders daily across 16+ market connections. These capabilities support both product innovation and operational excellence, reinforcing our position as a trusted partner to institutional allocators, asset managers, financial platforms, intermediaries and self-directed investors.

Our platform is built on a foundation of regulatory rigor and risk management. We operate through regulated entities across key jurisdictions and maintain relationships with leading custodians, exchanges, and infrastructure providers. Our co-founding of Komainu in 2018, a regulated digital asset custodian, alongside Nomura and Ledger exemplifies our commitment to institutional-grade governance and compliance.

While our primary focus is expanding our digital asset investment platform, we also explore strategic opportunities and product innovation through mergers and acquisitions. The acquisitions of XBT Provider (2016), the BLOCK Index business (2021), Napoleon Asset Management (2022), and Valkyrie Funds (2024) reflect a disciplined approach to scaling our business by acquiring both performing and turnaround assets. These acquisitions have strengthened our distribution footprint and broadened our product offerings, positioning us to capture growing demand across global markets.

Our business model generates high-margin, uncorrelated cash flows through management fees, staking rewards, lending income, and trading spreads. In fiscal year 2024, we achieved an attractive gross margin and profit margin (as measured by Total Comprehensive Income), underscoring the scalability and resilience of our operations.

Taken together, our deep industry expertise and robust infrastructure create powerful synergies across our business lines. As institutional adoption accelerates and digital assets become increasingly integrated into traditional finance, we are positioned to leverage our strong foothold in Europe and growing presence in the United States to lead the next chapter of growth in the global digital economy.

ETP Overview

Our ETPs are designed to provide secure, transparent, and regulated access to digital assets through traditional investment channels. As digital assets become increasingly integrated into global financial markets, we are at the forefront of delivering innovative ETPs that serve as a bridge between blockchain-based finance and conventional portfolio management. Our ETPs offer exposure to a wide range of digital asset themes, including single-asset products like Bitcoin and Ethereum, as well as diversified and thematic baskets, enabling investors to participate in the digital asset economy with confidence and clarity. Our ETPs have resulted in a diversified, growing base of AUM earning us a steady yield on assets.

Our Asset Management business has proved resilient in both robust and challenging environments. We continue to attract net inflows overall, across a diversified product offering. Our growth is primarily driven by strong AUM expansion and stability in the underlying blended fee as newer offerings continue to gain traction and gradually replace legacy products. One such legacy platform is XBT Provider, CoinShares’ original suite of exchange-traded notes (“ETNs”) that pioneered crypto ETPs in Europe. We have successfully diversified our business away from a “single-product” (XBT Provider was 100% of AUM in 2021) to a 32-product suite. CoinShares Physical is our fastest-growing product, with 5.4x revenue growth from 2023 through Q2 2025 as investors seek regulated, physically backed products.

Average AuM by Product[1] | Blended Fees

Global Blended Fee[2] | $ in millions USD

188bps
186bps
170bps
164bps
170bps
168bps
169bps
179bps
168bps
Valkyrie
Block Index
CS Physical
XBT Provider
$2,944m
21%
18%
61%
$2,618m
21%
19%
60%
$4,170m
18%
25%
57%
$6,584m
6%
13%
25%
56%
$5,970m
11%
12%
24%
53%
$5,853m
13%
12%
26%
49%
$8,011m
14%
10%
29%
47%
$6,162m
11%
12%
33%
45%
$8,048m
11%
13%
34%
43%
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25
Q2'25

AuM Preview[3]

$9,148m
August 31, 2025

____________

(1)      Including $0.65bn seed AUM for CoinShares Physical and $0.55bn seed AUM for CoinShares Valkyrie.

(2)      Global Blended Fees are expressed in LTM Revenue on LTM average Gross AUM (including Seed AUM).

(3)      AUM as of August 31, 2025.

Trends Driving Adoption of Digital Asset ETPs

In addition to the core benefits of liquidity, transparency, and operational simplicity, several key trends are accelerating the adoption of digital asset ETPs:

•        Blockchain and Market Infrastructure Maturity:    The evolution of blockchain technology and supporting infrastructure has enabled the creation of institutional-grade products that meet the operational and compliance needs of asset managers and financial institutions. This progress has been reinforced by recent regulatory developments in the United States, notably the adoption of the Guiding and Establishing National Innovation for U.S. Stablecoins Act (the “Genius Act”), which provides clear guidance on payment stablecoins, and the Digital Asset Market Clarity Act of 2025 (the “Clarity Act”), which establishes a framework for crypto market structure. We have actively contributed to this dynamic, volunteering insights to the SEC’s Crypto Task Force, particularly around the operational use of stablecoins for settlement and margining.

•        Regulatory Clarity and Institutional Acceptance:    Regulatory frameworks in Europe, the United States, and other jurisdictions are increasingly recognizing digital assets as investable instruments. Our ETPs are issued under robust regulatory regimes, including the Prospectus Regulation and Markets in Financial Instruments Directive II (“MiFID II”) in Europe. In the United States, recent changes, such as the recent executive order expanding 401(k) investment options to include digital assets held in actively managed investment vehicles, create opportunities for substantial AUM flows. In the EU, potential regulatory changes are under discussions that could open the European Life Insurance and UCIT market to digital assets (akin to the 401(k) in the United States). According to the 2025 Institutional Investor Digital Asset Survey conducted by Coinbase and EY-Parthenon, a survey of 352 global decision-makers from different institutional investor segments prioritizing firms with >$1 billion of AUM (the “2025 Survey”), 57% of institutional investors identified regulatory clarity as the top catalyst for digital asset industry growth, with 60% expecting increased investor interest following the 2024 U.S. Presidential Election.

•        Portfolio Diversification and Risk Management:    Digital assets offer unique diversification benefits due to their low correlation with traditional asset classes. Our ETPs allow investors to incorporate this diversification into their portfolios. Currently, digital asset ETPs represent 0.1% of global investment portfolios; however, 59% of the respondents to the 2025 Survey plan to allocate over 5% of their AUM to digital assets, with U.S. respondents showing even higher intent. This guidance suggests that the current optimal portfolio allocation for digital assets is aligned at ~5.0%, with U.S. hedge fund manager Ray Dalio of Bridgewater Associates recommending about 15% portfolio allocation towards Bitcoin or gold as a hedge against rising U.S. debt, inflation and currency devaluation.

•        Growing Demand for Digital Asset Exposure:    Institutional and retail investors alike are seeking regulated, exchange-listed products to gain exposure to digital assets. ETPs provide a familiar and efficient structure for accessing this emerging asset class. The 2025 Survey revealed that 60% of investors prefer gaining crypto exposure through registered investment vehicles, and 68% expressed interest in new spot ETPs for diversified multi-token strategies.

CoinShares’ Role in Driving ETP Adoption

We are the European leader in digital asset investment products, with a long-standing track record of innovation and regulatory compliance. Our ETP platform includes:

•        Single-Asset ETPs:    Offering direct exposure to leading digital assets such as Bitcoin (“BTC”), Ethereum (“ETH”), and Solana (“SOL”), backed by physical holdings and issued under transparent and regulated structures — with further enhancement from staking when and where it is available.

•        Thematic and Basket ETPs:    Providing diversified exposure to sectors such as decentralized finance, smart contract platforms, and blockchain infrastructure, enabling investors to capture broader trends within the digital asset ecosystem.

Our approach to ETPs is built on three pillars:

•        Technology and Product Innovation:    We continuously invest in product development to simplify access to digital assets, enhance transparency, and improve operational efficiency. Our ETPs are listed on major European (Xetra, Nasdaq OMX, Euronext Paris, Amsterdam, Six, LSE) and American (Nasdaq) exchanges and supported by robust custody (Komainu, Zodia) and liquidity arrangements.

•        Distribution and Accessibility:    Our ETPs are available through leading brokerage platforms, intermediaries and financial institutions, making them accessible to a wide range of global investors.

•        Regulatory and Risk Management Excellence:    We operate under stringent regulatory oversight and maintain rigorous risk management practices, ensuring that our products meet the highest standards of investor protection and market integrity.

We are committed to shaping the future of digital asset investing by delivering high-quality, regulated ETPs that empower investors to participate in the blockchain economy with confidence.

Industry Overview and Trends

The global financial system remains burdened by legacy infrastructure, fragmented data silos, and costly intermediaries. Traditional finance relies on a complex network of custodians, clearinghouses, and market makers, often constrained by manual processes, limited operating hours, and slow settlement cycles. These inefficiencies have created demand for more agile, transparent, and programmable financial systems.

Blockchain technology and digital assets have emerged as foundational innovations addressing these limitations. By enabling decentralized, always-on networks, blockchain allows for faster, cheaper, and more secure transfer of value and data. We are at the forefront of this transformation, offering regulated investment products that provide institutional-grade access to the digital asset economy. As tokenization gains traction (particularly in areas like private equity, real estate and credit markets), we are closely monitoring its impact, recognizing the potential for tokenized assets to unlock new liquidity channels and reshape traditional portfolio construction.

Limitations of Traditional Finance

Cross-border payments, asset transfers, collateral management and settlements are often slow and expensive due to the involvement of multiple intermediaries and archaic systems which introduce delays and additional costs. The financial infrastructure supporting these transactions is highly fragmented, with institutions operating in isolated ecosystems that require manual reconciliation and expose participants to increased counterparty risk.

Moreover, innovation in financial services remains constrained, as many fintech solutions are built on top of legacy systems, limiting their ability to address the fundamental inefficiencies of the traditional financial architecture. Nonetheless, recent pushes towards tokenization, for instance from Robinhood, reflect a strategic effort to reduce reliance on legacy infrastructure.

Blockchain as a New Financial Paradigm

Decentralized consensus mechanisms significantly reduce transaction costs by eliminating the need for intermediaries, allowing participants to coordinate directly and operate continuously, without the constraints of traditional market hours.

Blockchain networks also offer a secure and efficient way to validate data, with distributed ledgers that maintain tamper-resistant records of ownership and transactions — applicable not only to currencies but also to identity, intellectual property, and other digital and real-world assets. This technological foundation enables the emergence of new business models, including DeFi, tokenization, and programmable assets, which collectively foster innovation and broaden access to financial services.

Key Use Cases Driving Adoption

•        Payments and Settlement:    Stablecoins such as USDC and EURC facilitate near-instant, low-cost global transactions, combining digital asset efficiency with fiat stability.

•        Tokenization of Real-World Assets (RWAs):    Assets like private equity, real estate, and credit funds are increasingly represented as blockchain-based tokens, enhancing liquidity and transparency.

•        Consumer and Media Applications:    Loyalty programs, gaming assets, and creator IP rights are being reimagined through tokenization and decentralized platforms.

•        Decentralized Infrastructure (“DePIN”):    Blockchain networks incentivize distributed infrastructure for AI, data storage, and identity management.

•        AI Integration:    Blockchain provides verifiable data and financial rails for autonomous AI agents, enabling secure and programmable interactions in digital economies.

The digital asset economy is supported by native tokens and we provide a simple bridge for investors seeking to invest in the ecosystem.

Institutionalization of Digital Assets

Institutional investors are increasingly viewing digital assets not as speculative instruments but as strategic components of diversified portfolios. Adoption of digital assets is accelerating among institutional investors, driven by regulatory clarity and demand for risk-adjusted returns. According to the 2025 Survey, 86% of institutional investors either already have exposure to digital assets or plan to allocate capital to them in 2025, reflecting a broad-based recognition of digital asset’s role in modern asset allocation. Moreover, 59% of these investors intend to allocate more than 5% of their total AUM into digital asset-related products, signaling a meaningful shift in capital flows toward the sector (today 0.1% of global investment portfolios are held in crypto ETPs).

Among the available investment vehicles, ETPs have emerged as the preferred gateway, offering regulated, transparent, and liquid access to digital assets. In fact, 87% of investors plan to gain exposure via direct crypto holdings or spot ETPs, and 60% of these asset managers express a preference for registered investment vehicles, underscoring the growing demand for compliant and institutionally suitable products that eliminate custody, tax and operational constraints of direct token ownership. These trends collectively reflect a growing consensus that digital assets are becoming a core, long-term allocation within institutional portfolios and that ETPs are a preferred investment vehicle.

We are well-positioned to serve this demand through our regulated ETP platforms, diversified product suite, and deep connectivity with custodians, exchanges, and market makers.

Market Growth and Regulatory Tailwinds

The crypto ETP market is experiencing exponential growth:

•        Global cumulative net flows into crypto spot ETPs reached $110 billion by mid-2025, according to Trackinsight (as of July 3, 2025).

•        Regulatory frameworks such as Markets in Crypto-Assets Regulation (“MiCA”) in Europe and ETF approvals in the United States, UAE, and Asia are unlocking new investor segments.

•        CoinShares Asset Management became the first continental European regulated asset manager to receive MiCA authorization.

•        Based on our management’s estimates, we project the total addressable market (“TAM”) for crypto ETPs has the potential to reach $50 billion in annual revenue, based on conservative allocation assumptions across global AUM, growing ~50x from ~$1.1 billion today representing a significant opportunity for incumbent market leaders like CoinShares. In determining TAM for crypto ETPs, our management assumed the factors noted under “— Expanding Market Size” below.

Our leadership in EMEA and expansion into the U.S. position us to capture a significant share of this growth.

Expanding Market Size

As of December 31, 2024, global investment portfolios stood at $136 trillion, and are projected to grow at 5.9% annually, reaching $192 trillion by 2030. Within this landscape, the allocation to crypto ETPs is expected to increase dramatically:

•        Crypto ETP AUM:    We expect Crypto ETP AUM to increase from $150 billion (at 0.1% allocation) today to $3.4 trillion (at 2.5% allocation) and potentially $6.8 trillion (at 5.0% allocation).

•        Revenue Market Size:    Management estimates revenue market size to grow from $1.1 billion to $25 billion, and potentially $50 billion.

____________

(1)      The total AUM as of 12/31/2024 is estimated by applying the 2023-28 AUM CAGR (base case, +5.9%) to the total AUM as of 12/31/2023 ($129tn).

(2)      Guided by the 2025 Survey.

(3)      Implicitly assumes increases in the overall market capitalization of digital assets as capital allocation increases towards the sector.

(4)      Not adjusted for seed capital (i.e., AUM with discounted management fees).

(5)      Excluding revenue derived from staking activities.

Data provided by Trackinsight as of 12/31/2024; PwC Asset and Wealth Management Revolution 2024; Flow Traders Crypto ETP Report 2024; Bloomberg Asset Allocation for Alternatives: Commodities & Crypto 2024; WisdomTree; Morningstar; Forbes; and 2025 Survey.

Growth Drivers

The rapid expansion of the digital asset ETP market is underpinned by a fundamental shift in investor behavior, coupled with a set of powerful structural drivers that are reshaping the global financial landscape. We are well-positioned to benefit from these trends, which are accelerating the institutionalization and mainstream adoption of crypto assets through regulated investment vehicles.

Positive Market Sentiment

Investor sentiment toward digital assets remains strongly optimistic, reinforcing the momentum behind ETP inflows. According to the 2025 Survey, 79% of investors expect crypto prices to rise over the next 12 months, driven by macroeconomic factors, technological innovation, and increasing adoption. Furthermore, 68% of investors identify crypto as the most attractive asset class for risk-adjusted returns, ahead of traditional alternatives such as commodities or private equity. This conviction is fueling continued interest in crypto ETPs, which offer a regulated and efficient means of capturing upside potential while managing downside risk. The combination of positive price expectations and favorable return profiles is a powerful catalyst for sustained growth in the ETP market.

Structural Drivers of Growth

Beyond investor sentiment and allocation trends, several structural forces are driving the long-term expansion of the crypto ETP market:

•        Regulatory Derisking:    The global regulatory environment is becoming increasingly constructive, with clearer frameworks emerging in key jurisdictions such as the United States, Europe, APAC, and the Middle East. These developments are reducing compliance uncertainty and enabling broader institutional participation in digital asset markets.

•        Market Maturation:    The digital asset ecosystem is maturing rapidly, with rising liquidity, improved accessibility, and the development of institutional-grade infrastructure. Custody solutions, trading platforms, and data services are now meeting the standards required by professional investors, facilitating deeper integration of crypto into traditional financial structures.

•        Product Expansion:    Institutional demand is driving the creation of new ETPs that offer exposure to a wide range of digital asset themes — from single-asset products like Bitcoin and Ethereum to diversified baskets and staking-enabled instruments. This expansion is broadening the appeal of crypto ETPs and enabling more tailored investment strategies.

•        Strategic Reserves:    Governments and corporations are beginning to explore the creation of strategic Bitcoin reserves, a development that could further legitimize digital assets as sovereign and corporate stores of value. Such moves would not only validate the asset class but also create new sources of demand and institutional engagement.

Together, these drivers form a robust foundation for the continued growth of the digital asset ETP market. We, with our deep expertise, regulatory footprint, and commitment to product innovation, are ideally positioned to lead and shape this evolution.

CoinShares Solutions

CoinShares is a global, institutional-grade digital asset manager with a leading position in Europe and a growing presence in the United States. We design, issue and distribute regulated ETPs and related investment solutions that provide investors with transparent, tax-aware and operationally robust exposure to digital assets. Strategically positioned at the intersection of traditional finance and blockchain innovation, CoinShares facilitates the adoption of digital assets by institutional investors through our two core operating segments: Asset Management and Capital Markets.

Founded in 2014, we were among the first to recognize the transformative potential of blockchain technology. We launched the first regulated Bitcoin hedge fund and acquired the world’s first crypto ETP, laying the foundation for a platform built on regulatory compliance, product innovation, and institutional-grade infrastructure. Today, we rank among the top four managers globally by crypto ETP AUM and hold the #1 market share position in EMEA (approximately 34%). As of August 31, 2025, we managed approximately $9.1 billion in AUM.

Operating Segments

$8.0 Billion AuM (as of June 30, 2025) [1]

	Yield from Customer Fees ~1.7% [3]	Yield from Asset Base ~0.8% [3]
	Asset Management	**Capital Markets** [4]
Revenue Model	Management fees	• Staking rewards and interest • Spread-based revenue
Description	Design, issuance and distribution of regulated crypto Exchange-Traded Products (ETPs) available for retail whilst also satisfying institutional investor stringent requirements (e.g. tax eligibility)	• Yield generation on unencumbered collateral through i) lending to qualified top-tier counterparties and ii) optimized staking routines for eligible cryptocurrencies • Leverage robust balance sheet and trading infrastructure to effectuate proprietary strategies focused on liquidity provisioning and arbitrage; simultaneously serving to optimize execution and product innovation of Asset Management
Products / Activities	CoinShares XBT Provider Global Blockchain Equity Index CoinShares Physical CoinShares Valkyrie	• Staking & Lending • Liquidity & Arbitrage Strategies

Revenue Contribution [2]

$175m LTM Q2 2025

Asset Management
65%

Liquidity & Arbitrage Strategies
17%

Staking & Lending
18%

____________

(1)      Including $0.65bn seed AUM for CoinShares Physical and $0.55bn seed AUM for CoinShares Valkyrie.

(2)      Revenue as presented in CoinShares’ financial statements reflects management fees generated by CoinShares’ Asset Management business unit, while gains and income generated by CoinShares’ Capital Markets business unit manifest as other income/gains. Share of Q2 2025 LTM revenue from Asset Management (64.6%), Lending & Staking (18.0%), and Capital Markets (17.4%) excluding the revenue of $1.5m in Principal Investments and Treasury Gains of $7.8m.

(3)      Data as per charts set forth under “— Overview” above reflecting “CoinShares Yield on Assets” and “CoinShares AUM.”

(4)      Capital Markets utilizes a portion of the full asset base to generate its yield, however that portion fluctuates directionally with changes in overall AUM.

Asset Management

CoinShares’ Asset Management division offers a comprehensive range of investment products, including synthetically and physically-backed ETPs, staked ETPs, index-tracking ETFs, and actively managed strategies. Our Asset Management division spans multiple platform brands, including XBT Provider, CoinShares Physical, BLOCK Index, and Valkyrie, which are distributed across major global exchanges and platforms in Europe, the United States, and Asia. As of August 31, 2025, CoinShares manages approximately $9.1 billion in assets across our platform. Our product suite includes:

•        XBT Provider:    Legacy ETNs offering exposure to BTC and ETH in Swedish Krona (“SEK”) and the Euro (“EUR”).

•        CoinShares Physical:    A fast-growing platform offering physically-backed and staked ETPs (16 digital assets tracked in total).

•        BLOCK Index:    A proprietary equity index tracking listed companies that participate in the blockchain or cryptocurrency ecosystem, distributed via Invesco and rebalanced quarterly. It serves as the benchmark for the Invesco CoinShares Global Blockchain UCITS ETF, a passively managed fund which aims to provide the performance of the index, less the impact of fees.

•        Valkyrie:    U.S.-based ETFs acquired in 2024, including spot BTC, futures-based, and mining equity strategies.

These products are distributed through platforms such as Nasdaq Stockholm, SIX Swiss Exchange, XETRA, Euronext, and U.S. brokerages including Fidelity and Charles Schwab.

CoinShares Asset Management business has proved resilient in both robust and challenging environments. We continue to attract net inflows overall, across a diversified product offering. Growth is driven by strong AUM expansion and stability in blended fee as alternate products take share from XBT Provider. We have successfully diversified our business away from a “single-product” (XBT Provider was 100% of AUM in 2021) to a 32-product suite. CoinShares Physical is the fastest-growing product, with 5.4x revenue growth from 2023 through Q2 2025 as investors seek regulated, physically backed products.

XBT Provider, a wholly owned subsidiary of CoinShares, is the issuer of the XBT Notes issued under the XBT Note Program. Holders of the XBT Notes are exposed to the credit risk of XBT Provider as issuer and to CSCM, as guarantor. Holders of the XBT Notes have no contractual or other recourse to CoinShares International Limited or any other member of the CoinShares group.

The XBT Notes and the guarantee constitute unsecured and unsubordinated obligations and do not benefit from any security, collateral or priority over the assets of XBT Provider or CSCM. In the event of the insolvency or similar proceedings of XBT Provider or CSCM, holders of the XBT Notes would rank as general unsecured creditors and may recover less than the full amount of their investment, or nothing at all, regardless of the performance of the underlying digital assets.

XBT Provider’s ability to meet its obligations to noteholders is dependent on CSCM’s financial health and adherence to the terms of the CMA, and CSCM may default independently of XBT Provider. Digital assets and related exposures held by CSCM in connection with the XBT Notes are legally owned by CSCM, are not ring-fenced or bankruptcy-remote, and do not give noteholders any proprietary, security or trust interest.

Where redemptions are affected by cash settlement, failures by third-party counterparties to pay sale proceeds could result in noteholders losing some or all of their investment.

____________

(1)      Including $0.65bn seed AUM for CoinShares Physical and $0.55bn seed AUM for CoinShares Valkyrie.

(2)      USP is an acronym for Unique Selling Proposition.

(3)      Invesco CoinShares UCITS, tracking BLOCK (Blockchain Global Equity Index).

(4)      AUM growth from 3/12/2024 to 6/30/2025.

Capital Markets

CoinShares’ Capital Markets division complements Asset Management by generating independent revenue through:

•        Staking and Lending:    Yield generation on Balance Sheet assets.

•        Liquidity Provisioning and Arbitrage:    Proprietary non-directional trading strategies that enhance execution and product innovation.

•        Middle and Back-Office Services:    Infrastructure support for CoinShares’ ETP platforms, including market making, custodian management, and validator operations.

As of June 30, 2025, we staked approximately $1.3 billion in digital assets, managed over 12,000 validators, and executed 280,000 orders per day across more than 16 market connections. These capabilities support both product innovation and operational excellence (all while generating attractive profits), reinforcing our position as a trusted partner to institutional allocators, asset managers, and financial platforms.

Business Model

We operate a diversified, resilient and recurring revenue model that draws from multiple sources across our platform. The recurring nature of the business complemented by expanding AUM, steady fee yields and strong operating leverage, allows CoinShares to generate growing, high-margin, recurring cash flows. We earn recurring management fees through our suite of ETPs and ETFs, which provide regulated exposure to digital assets. In addition, we generate income from staking and lending activities, deploying digital assets to earn yield while maintaining liquidity. Proprietary trading and arbitrage strategies contribute spread-based revenue, enhancing execution and supporting product innovation. We also provide infrastructure services that facilitate product creation, redemption, and custody operations. As AUM expands our cost structure remains largely static, apart from direct trading and custody costs, and as a result CoinShares’ business requires limited incremental cost as AUM increases.

The recurring nature of the business complemented by expanding AUM, steady fee yields and strong operating leverage, allows CoinShares to generate growing, high-margin, recurring cash flows.

	Q2’23	Q3’23	Q4’23	Q1’24	Q2’24	Q3’24	Q4’24	Q1’25	Q2’25
Average LTM
Gross AUM	$2,504m	$2,579m	$3,154m	$4,079m	$4,836m	$5,644m	$6,604m	$6,499m	$7,018m

LTM Revenue
AM	$47m	$48m	$54m	$67m	$82m	$95m	$112m	$116m	$118m
CM	$24m	$31m	$38m	$45m	$48m	$48m	$61m	$59m	$59m

LTM Yield
AM	1.9%	1.9%	1.7%	1.6%	1.7%	1.7%	1.7%	1.8%	1.7%
CM	1.0%	1.2%	1.2%	1.1%	1.0%	0.9%	0.9%	0.9%	0.8%

Strategic Positioning

As the incumbent leader in Europe, we benefit from durable structural advantages that are difficult to replicate. The United States is a large and relatively homogeneous market that enables major asset managers such as BlackRock and Fidelity to scale standardized, simple products; by contrast, Europe consists of 44 national markets with distinct languages, regulatory regimes, and certification requirements, making entry a country-by-country undertaking (e.g., Spain, Germany, France, among others) despite regulatory passporting offerings. Several U.S. digital asset ETP providers have attempted to expand into this fragmented environment and have not established durable positions. We have already invested in and operates the licensing, distribution, and operational infrastructure required to serve these jurisdictions, supporting a substantial leadership position of approximately 34% market share by AUM as of June 30, 2025. This installed base creates significant barriers to entry, as competitors must reconstruct a complex network of approvals, in-country counterparties, and multilingual investor engagement.

Our unit economics further reinforce this moat: where a global asset manager typically requires billions of assets under management for an Access Product to be profitable, CoinShares can be breakeven on a new product at approximately $5 million of AUM, enabling rational participation in smaller national markets, and also furthering innovative products that are uneconomic for larger competitors. Collectively, our scale, infrastructure, and cost position render displacement in Europe operationally challenging and economically unattractive for new entrants; providing for durable fee stability.

We are actively expanding in the U.S. through our 2024 acquisition of Valkyrie, a digital asset investment advisory firm that added approximately $618 million of fee paying in AUM, as at the end of FY24, and provided a strategic platform for launching innovative crypto ETFs. This acquisition strengthens our footprint in the United States and supports our strategy of launching new products to capture share. As we expand in the United States, we do not intend to compete directly with large incumbents such as BlackRock and Fidelity on commoditized “Access Products” that are characterized by low fees and considered to be table stakes. Instead, we plan to prioritize differentiated, targeted and more added value strategies that support higher fee rates. A low-cost spot Bitcoin product will be maintained in the United States to meet baseline investor demand and to facilitate client acquisition and cross-selling of higher-fee products. We have demonstrated an ability to execute and integrate accretive acquisitions, including Valkyrie, and expect to leverage that platform to accelerate U.S. product development and distribution.

Our infrastructure partnerships with custodians (e.g., Komainu, Zodia), staking providers (e.g., Blockdaemon, Kilm, Figment, TwinStake), and exchanges (e.g., Nasdaq, LSE, Euronext) support our institutional-grade platform. We are regulated across multiple jurisdictions and maintain rigorous risk management protocols, including proprietary systems for market, counterparty, and cybersecurity risk.

Seasonality and Cyclicality

Our business is not seasonal in the traditional sense. Revenue is predominantly a function of average AUM and realized yields. Point-in-time AUM measurements can diverge from revenue recognized daily, particularly around periods of rapid price movement in digital assets, which may temporarily affect perceived yield stability. Over the course of the last 9 quarters our AUM yields across Asset Management and Capital Markets have remained relatively steady as our asset base has grown 161% from Q2 2023 through Q2 2025.

Given that our AUM is held in digital assets, our performance is directly correlated with digital asset prices. In bull digital asset markets our AUM growth drives substantial growth in revenue and total comprehensive income. In challenged digital asset markets we have demonstrated the ability to maintain profitability as measured by total comprehensive income.

Growth Drivers

We are strategically positioned to capitalize on the accelerating institutional adoption of digital assets. As demand for regulated exposure to cryptocurrencies continues to rise, we are scaling our platform to meet this momentum through trusted, compliant investment products.

Our leadership across the EMEA region provides a durable platform for expansion. In several jurisdictions, we hold large market share in key product categories, creating hubs from which to extend into adjacent, underpenetrated markets that share distribution linkages, investor bases, or regulatory passporting frameworks (including cross-border UCITS when ESMA framework evolves or Life Insurance markets). Leveraging existing licenses, listings, and distribution partners, we intend to deepen institutional relationships with private banks, wealth platforms, other intermediaries and asset allocators; pursue incremental listings and cross-listings on regional exchanges; and localize product features and servicing where required. This hub-and-spoke approach is designed to replicate proven go-to-market playbooks efficiently, capture adjacent pockets of liquidity, and increase penetration in markets where current share is limited, while maintaining leadership in core jurisdictions.

In the United States, we are expanding our distribution footprint, moving beyond retail channels to engage broker-dealers, wealth and institutional allocators. This expansion is supported by a growing suite of high-value, crypto-adjacent products designed to command premium management fees (unlike “Access Products” being offered today by incumbents such as BlackRock and Fidelity that carry low management fees). A low-cost spot Bitcoin product will be maintained in the United States to meet baseline investor demand and to facilitate client acquisition and cross-selling of higher-fee products. Enhanced media outreach and thought leadership initiatives are also underway to boost brand visibility and investor engagement.

Our growth strategy is further reinforced by a disciplined and opportunistic approach to M&A. We have demonstrated our ability to acquire and, when necessary, restructure both performing and distressed assets, as evidenced by our successful integrations of XBT Provider (2016), the BLOCK Index business from Elwood Technologies (2021), Napoleon Asset Management (2022) and Valkyrie Funds (2024). These acquisitions reflect a dual-track strategy — expanding product and distribution capabilities — and vertical integration — designing and participating in the building of infrastructure such as Komainu, the first regulated digital asset custodian.

Looking ahead, we plan to launch a new generation of products. These innovations, combined with regulatory clarity across key jurisdictions, position us to capture substantial flows into crypto ETPs and drive long-term, scalable growth across our global platform.

Distribution Channels

We have built a robust and diversified distribution network across Europe, the United States, and other international markets, enabling broad access to our regulated digital asset investment products. Our strategic partnerships and platform integrations are central to our ability to serve institutional and retail investors at scale.

Multi-Channel Distribution Strategy

Our products are listed on major stock exchanges and distributed through leading brokerage and intermediary platforms, ensuring accessibility across geographies and investor types:

•        European Exchanges:    Nasdaq Stockholm, SIX Swiss Exchange, XETRA, Euronext, Borsa Italiana, and London Stock Exchange

•        European Platforms:    Scalable Capital, Comdirect, Finanzen, Directa, BoursoBank, Farmville, Flatex, De Giro, Nordnet, Avanza (non-exhaustive list)

•        U.S. Exchange:    Nasdaq US

•        US Distributors:    RIAs (Charles Schwab, Fidelity, BNY Pershing) Broker Dealers (RBC, Oppenheimer & Co, Stifel), Independent Broker Dealers (LPL, Cambridge Investment Research, Raymond James, Park Avenue Securities, Equitable Advisors, American Portfolio), Wirehouses, Bank & Trust

This broad exchange footprint allows us to offer our suite of ETPs — including physically-backed, staked, and index-tracking products — to investors in over 20 countries.

Strategic Distribution Partnerships

We have formed key alliances to amplify our reach and enhance product visibility:

•        Invesco:    Co-developed the BLOCK Index and partnered on the Invesco CoinShares Global Blockchain UCITS ETF, providing equity exposure to blockchain companies via a regulated UCITS structure.

•        Finanzen.net & Scalable Capital:    Collaborated to launch branded crypto index ETPs and platforms such as “Scalable Crypto,” targeting retail investors in Germany and other European markets.

•        Broker Co-Marketing:    CoinShares engages in joint marketing campaigns with brokerage platforms like BoursoBank to promote new product launches and preferred referencing.

Infrastructure and Custody Partnerships

Our business relies on third-party infrastructure providers to support digital asset custody, staking and execution across our products. While these arrangements are intended to support secure and scalable operations, they also expose us to operational, systems and counterparty risks, including the risk of service disruption or failure by such providers.

Custody Arrangements

We utilize third-party digital asset custodians to provide secure custody services for digital assets held in connection with our products. Our primary custodians include Komainu, Zodia, and Bitgo, each of which provides custody services pursuant to contractual custody agreements. The use of specified custodians is required for certain products, including assets held in respect of the Physical Note Program and certain CoinShares US products.

Custody services are critical to our ongoing operations. Although our custody arrangements are non-exclusive, we are dependent on the continued operational performance, security controls, regulatory status and financial condition of our custodians. In the event that a custodian were to cease providing services, experience a material operational failure, or become subject to regulatory or insolvency proceedings, we would be required to transition affected assets to alternative approved custodians, which could result in delays, increased costs, operational disruption or an inability to support certain products for a period of time.

A Custody Agreement establishes the rights and responsibilities of the relevant Custodians with respect to the relevant custody accounts that are established and maintained by the Custodians.

The Custodians are responsible for the safekeeping of digital assets held in secured wallets and charge fees for their services in accordance with the terms of the relevant Custody Agreement. Under the terms of the applicable Custody Agreement certain provisions limit the liability of the relevant Custodian and grant indemnities in favor of the relevant Custodian in certain circumstances.

Each of the Custody Agreements may be terminated in accordance with their respective terms. Under the terms of the relevant Custody Agreement, Komainu may terminate the relevant Custody Agreement by three months’ prior written notice and Zodia may terminate the relevant Custody Agreement by 90 days’ prior written notice or immediately in certain circumstances.

Each Custodian may make such insurance arrangements from time to time in connection with its custodial obligations to store such digital assets held in secured wallets as it considers appropriate. The Custodians have no obligation to insure such digital assets against loss, theft, or damage, and we do not intend to insure against such risks. The Custodians shall be responsible for all costs, fees, and expenses in relation thereto.

Staking and Validator Infrastructure

We maintain ordinary-course service arrangements with third-party staking and validator infrastructure providers, including Blockdaemon and Twinstake, to support staking-related services across certain exchange-traded products. These providers offer largely standardised infrastructure services, and we do not rely on any single provider exclusively. While there are numerous alternative providers capable of performing similar services on comparable terms, our ability to deliver staking-related features remains dependent on the availability, performance and reliability of such third-party infrastructure.

Exchange and Liquidity Venue Connectivity

We maintain connectivity with a diversified group of third-party digital asset exchanges and liquidity providers, including CME, OKX, Cumberland DRW, B2C2, Deribit and LMAX, primarily under standard terms and conditions applicable to market participants. These relationships support execution, hedging and liquidity management activities. Although we do not have exclusive or bespoke arrangements with such venues, and no single venue represents a material concentration of activity, we remain exposed to operational, technological and regulatory risks associated with third-party trading venues, including systems outages, trading halts, liquidity constraints or changes in access terms.

Although we seek to mitigate these risks through diversification of providers, contractual arrangements and ongoing monitoring, deficiencies or failures in third-party infrastructure or support systems could adversely affect our operations, financial condition and ability to manage and grow our business successfully.

Investment Proposal, Approval, and Oversight Policy

Investment proposals originate from business opportunities, strategic partnerships or through CoinShares’ professional network. All proposed investments are initially reviewed and discussed at the Executive Management Committee level. CoinShares does not operate a standalone investment or product function. Each proposed investment is subject to due diligence procedures. Investment proposals over $0.5 million require approval by the CoinShares Board. Commercial terms of the investment are negotiated by a designated member of the Executive Management Committee. All contractual documentation is subject to review and approval by the CoinShares legal team. All investments are subject to regulatory, due diligence, and anti-money laundering (AML) reviews by CoinShares, as applicable. On an ongoing basis, investment valuations and accounting treatments are reviewed on a regular basis as part of the financial reporting process and by the CoinShares Board. Such reviews are informed by information received through investee reporting and/or publicly available sources. Investment sale offers will be considered as exit opportunities arise. The CoinShares Board is notified of any divestment opportunities over $0.5 million and approve of any offers. Upon approval, the legal team will review as required any documentation about divestments, and all relevant documentation will be signed and executed by the Chief Executive Officer.

Our material investments as of the date of this proxy statement/prospectus are:

•        Komainu:    Komainu is a regulated digital asset custodian and serves as the Group’s primary custodian for its digital asset holdings. In the future, we may stake other digital assets that are subject to such liquidity restrictions. As of June 30, 2025, the Group held a 9.1% ownership in Komainu.

•        SBG:    SBG 1320 LLC invests in a financial services platform and ecosystem designed to help individuals manage their retirement, specifically by facilitating access to alternative assets like cryptocurrencies and real estate within self-directed IRAs. As of June 30, 2025, CoinShares holds a 16.0% ownership in SBG.

•        CoinShares Fund II:    CoinShares Fund II is a vehicle for blockchain investment opportunities. As of June 30, 2025 the Company retained a carried interest in the fund which entitled it to 20% of the profits of the fund, net of an agreed profit share payable to a third-party.

Competition

We operate in a dynamic and rapidly evolving market for digital asset investment products. As one of the longest-standing and most regulated players in the crypto ETP space, we compete across multiple dimensions — including product structuration, fee competitiveness, geographic reach, and institutional credibility. The competitive landscape is shaped by a mix of traditional asset managers entering the space, crypto-native firms expanding their offerings, and emerging players targeting niche markets. We rank among the top four managers globally by crypto ETP AUM and hold the #1 market share position in EMEA (approximately 34%).

We compete globally with diversified traditional asset managers and specialist digital-asset firms. In the United States, competition is concentrated among large, diversified managers with scale advantages and acute fee competition for commodity-like exposures such as spot Bitcoin. In EMEA, fragmentation across languages, certifications, regulatory regimes and distribution channels creates meaningful barriers that favor incumbent platforms with established infrastructure.

Share of crypto ETP AuM in EMEA as of Jun. 30, 2025

CoinShares
~34%
~4% Others
~2% BlackRock
~2% Invesco
~3% Hashdex
~4% VALOUR
~7% VanEck
~11%
WisdomTree
~11%
Bitwise
21shares
~22%

Key Competitor Categories

We compete primarily with three categories of firms:

Traditional asset managers such as BlackRock, Fidelity, DWS, Wisdom Tree and VanEck, which are leveraging their scale and distribution networks to distribute crypto ETFs and ETPs, often with aggressive fee structures for Access Products and broad market appeal.

Crypto-native ETP providers like 21Shares, Bitwise, and Grayscale, which focus on thematic and altcoin exposure, and have built strong brand recognition among retail and institutional investors.

Regional and niche players such as Valour, Virtune+, Rex ETF, ProShares which offer specialized products in select markets, often with unique clearing or structuring advantages.

CoinShares’ Strategic Positioning

We are uniquely positioned across several strategic axes:

•        Comprehensive Institutional Offering:    We deliver a broad suite of physically-backed and synthetic crypto ETPs, including Bitcoin, Ethereum, Solana, and thematic baskets. This institutional-grade offering is supported by robust custody, liquidity, and compliance infrastructure.

•        Fee Resilience and Structuring Advantage:    We maintain an attractive product structure at competitive pricing, enabling us to withstand long-term fee compression and stringent operational due diligence. Our diversified product architecture — including ETCs, ETNs, and UCITS-compliant funds — provides flexibility across investor segments.

Differentiation Through Regulation and Reach

Unlike many competitors, we operate under a triple-license structure (MiCA, MiFID, AIFM), and are regulated in Jersey, European Union (AMF France), and the United States. This regulatory depth enhances investor confidence and enables cross-border product passporting across the entire EU (eight jurisdictions have been selected at the moment).

While fee competition remains intense, our differentiated positioning — anchored in innovation, product quality, regulatory compliance, and operational resilience — continues to attract institutional capital and support long-term strategic growth.

Research and Development

We place significant strategic importance on sustaining R&D efforts, which underpins our ability to offer institutional-grade products and services in the rapidly evolving digital asset sector. Our IP assets support our differentiated positioning in the market and contribute to our competitive advantage across asset management, trading, and technology infrastructure.

Trademarks and Brand Protection

We own and maintain a portfolio of registered trademarks that protect the CoinShares name, logo, and related branding elements across multiple jurisdictions. Key trademarks include:

•        “CoinShares” — our primary brand name used across our investment products, corporate communications, and digital platforms.

•        “XBT Provider” — a brand associated with our ETP business, particularly in Sweden and other European markets.

•        Other marks and trade names used in connection with specific products or marketing efforts.

We actively monitor for brand misuse and enforce our trademark rights to protect our reputation, investor trust, and market position.

Technology and Proprietary Systems

We have developed proprietary trading, risk management, and portfolio management systems that support our asset management and capital markets operations. These include:

•        Automated Trading Infrastructure:    Internal platforms enabling efficient execution of digital asset transactions across centralized and decentralized venues, supporting arbitrage, market making, and hedging strategies.

•        Portfolio and Risk Management Tools:    In-house systems used to monitor exposures, collateral, custody, and risk metrics across all managed products and proprietary positions.

•        ETP Infrastructure:    Leveraging external software for managing product creation/redemption processes, NAV calculations, and compliance tracking, then integrated in the flow of our ETP suite.

•        API Integrations and Data Feeds:    Proprietary integration layer that aggregates pricing, order book, and custody data from various exchanges and service providers to support real-time trading decisions and product operations.

These systems are developed and maintained internally and represent critical infrastructure for our day-to-day operations. We treat the codebase and related documentation as confidential and take appropriate technical and legal measures to safeguard this intellectual property.

Confidential Information and Trade Secrets

Much of our know-how, especially in areas such as quantitative trading strategies, pricing models, and liquidity sourcing, is protected through trade secrets. These are not disclosed externally and are subject to strict internal policies, including:

•        employee confidentiality agreements;

•        access controls and encryption protocols;

•        segregation of duties between teams; and

•        restrictions on code access and use.

We also invest in ongoing training and compliance to reduce the risk of IP leakage and ensure protection of our proprietary knowledge base.

Patents

As of the date of this filing, we generally have not relied on granted patents for our products, given the pace of innovation in the digital asset space and our preference for protecting software-based innovations through trade secret laws and operational secrecy. However, we continuously evaluate whether patent protection is appropriate for select innovations. We leverage open-source technologies to accelerate innovation, reduce infrastructure costs, and enhance transparency, while actively contributing to open-source communities to strengthen technical credibility and ensure long-term resilience.

Human Capital

As of February 23, 2026, we have 92 employees and 18 contractors with teams spanning asset management, capital markets, technology, risk and compliance, distribution and corporate functions. We emphasize rigorous risk management, regulatory engagement, cross-border product structuring expertise and a culture of operational excellence.

None of our employees are represented by a labor organization or are a party to a collective bargaining arrangement, other than the employees of CoinShares France SAS and CoinShares Asset Management SAS, which are subject to collective bargaining agreement with Fédération Syntec: Convention Collective (Applicable aux Bureaux d’Études Techniques, de Cabinets d’Ingénieurs-Conseils et des Sociétés de Conseils located at Fédération Syntec’s and have an employee representative located in France.

Management and founders of CoinShares collectively own a significant portion of the business, aligning incentives with long-term shareholders. Below is a table summarizing the ownership of management and founders of CoinShares as of December 31, 2025.

	As of December 31, 2025
	Shares Held	% of Issued Share Capital	Shares Held Under Option
Daniel Masters(1)	11,838,545	17.75%	—
Jean-Marie Mognetti	11,881,609	17.82%	618,356
Richard Nash	53,141	*	372,220
Pierre Porthaux(2)	50,490	*	114,540
Benoit Pellevoizin	—	*	70,000
Viktor Fritzen(3)	40,800	*	—
Carsten Køppen	14,675	*	—
Johan Lundberg	2,500	*	—
Lisa Avellini	—	—	50,000

____________

*        Less than one percent.

(1)      1,700,000 pledged under a Master Securities Loan Agreement

(2)      5,000 held by a closely associated person

(3)       37,800 held be a closely associated person

Jean-Marie Mognetti

Jean-Marie Mognetti currently serves as the Chief Executive Officer of CoinShares, a position he has held since March 2017, and is a member of the CoinShares Board of Directors. Mr. Mognetti co-founded CoinShares in 2014. Mr. Mognetti is a seasoned commodity trader, having developed advanced expertise in areas such as quantitative analysis, risk management, and alpha generation. His skills extend to the management of trading programs focused on macroeconomic commodities, including notably cryptocurrencies. Since 2014, he has been recognized as a leading expert in the digital asset sector. Prior to co-founding CoinShares, Mr. Mognetti served as a quantitative trader at Hermes Commodities Fund Managers from October 2009 to March 2011. Mr. Mognetti holds a Master’s degree in Mathematical Trading and Finance from Sir John Cass Business School.

Richard Nash

Richard Nash currently serves as the Chief Financial Officer of CoinShares, a position he has held since March 2021.Prior to joining CoinShares, Mr. Nash held the positions of Director, from May 2018 to September 2019, and Assistant Director, from July 2015 to May 2018, at Cairn Financial Advisers, a financial advisory firm, where he acted as Nominated Adviser to several listed companies, holding the status of Qualified Executive (as granted by the London Stock Exchange). Prior to that, Mr. Nash held positions at Baker Tilly, an advisory, tax and assurance firm, from August 2010 to December 2014. Mr. Nash has over 15 years of experience as a chartered accountant. Mr. Nash holds Master’s degree in Sinology from School of Oriental and African Studies, University of London.”

Lisa Avellini

Lisa has over 24 years of experience in the financial services and investment funds industry and before joining CoinShares held the position of Deputy General Counsel at Balyasny Asset Management. Prior to that Lisa was Senior Legal Counsel at Citadel and before joining the buy-side, Lisa spent over 15 years in private practice at “Magic Circle” and “White Shoe” law firms where her areas of expertise spanned investment funds, structured finance and securitisation. Lisa Avellini holds a Bachelor of Commerce and a Bachelor of Laws from the University of Natal and is an English qualified solicitor.

Benoit Pellvoizin

Benoît has over 15 years of experience in developing marketing, communications, advertising and branding. He joined CoinShares from the leading crypto hardware firm Ledger. Prior to that he has held positions involving strategy, branding and innovation with Ogilvy Consulting, SID LEE, M&CSAATCHI, Fred & Farid and Digitas. Graduated from the Celsa — Sorbonne Université (Grande Ecole of Communications & Journalism) and the Hasso Plattner Institute School of Design Thinking.

Pierre Porthaux

Pierre has close to 20 years experience in finance in both traditional markets and cryptocurrencies. Prior to CoinShares, Pierre co-founded Blockchain Solutions, a technology and strategy consulting company, and Emergence Labs, specialized in Bitcoin trading technology, both located in Paris. Previously, Pierre was a trader undertaking statistical and index arbitrage strategies for banks and hedge funds such as Nomura, Millennium Partners, Dresdner Kleinwort and Natixis.

Facilities

We lease approximately 7,567 square feet of office space in St. Helier, Jersey, Channel Islands, which serves as our corporate headquarters.

In addition, we lease approximately 6,275, 2,271 and 2,384 square feet additional office space in London, England, Paris, France and New York, New York, respectively, to support our operations.

Government Regulation

We are subject to a comprehensive and evolving set of domestic and international laws and regulations that govern the provision of digital asset investment services. These regulations span multiple jurisdictions and are designed to ensure transparency, investor protection, financial stability, and compliance with anti-money laundering (AML) and counter-terrorist financing (CTF) standards. CoinShares remains committed to maintaining full compliance and proactively adapting to new legal frameworks as the regulatory landscape for digital assets continues to evolve and mature.

CoinShares is currently regulated in Jersey, France, and the United States, and operates in Europe under a rare triple-license structure that includes:

•        MiCA (Markets in Crypto-Assets Regulation) — CoinShares Asset Management is the first continental European firm to receive authorization under the EU’s MiCA framework. This license, granted by the Autorité des Marchés Financiers (AMF) in France, enables CoinShares to offer portfolio management and investment advice on crypto-assets across the EU. It also provides passporting rights to operate in eight EU jurisdictions, including Germany, Ireland, and the Netherlands.

•        MiFID (Markets in Financial Instruments Directive) — CoinShares holds a MiFID license allowing it to manage and advise on traditional financial instruments, ensuring compliance with EU standards for investor protection, transparency, and market integrity.

•        AIFM (Alternative Investment Fund Managers Directive) — This license authorizes CoinShares to manage alternative investment funds and UCITS-compliant products, enabling the firm to offer hybrid investment solutions that combine traditional and digital assets.

In Jersey, we are regulated by the Jersey Commission, which oversees our compliance with local financial services laws, including fund structuring, custody arrangements, and governance standards.

In the United States, we operate under the oversight of the SEC, the Financial Industry Regulatory Authority (FINRA), and the National Futures Association (NFA). These regulatory bodies govern our activities related to crypto ETPs, broker-dealer operations, and derivatives trading.

We are also subject to global standards for AML, KYC, and data protection, including the General Data Protection Regulation (GDPR) in Europe. We maintain robust internal controls and compliance frameworks to ensure the secure handling of client data, prevent financial crime, and uphold the integrity of our operations.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

EXECUTIVE COMPENSATION OF COINSHARES

The following discussion provides an overview of the significant elements of the historical compensation program for CoinShares for the fiscal year ending December 31, 2024. Set forth below is a table summarizing the compensation paid to our Chief Executive Officer, individually, and the remaining members of the Executive Management Committee as a group (consisting of 5 individuals), in each case for the year ended December 31, 2024.

Name and Principal Position	Year	Salary (GBP)	Cash Bonus (GBP)	Options (GBP)	Pension (GBP)	Total (GBP)
Executive Officers
Jean-Marie Mognetti	2024	330,000	1,000,000	—	—	1,330,000	(1)
Chief Executive Officer
Remaining Members of the Executive Management Committee (5 individuals)	2024	1,120,012	940,000		8,000	3,620,868	(2)

____________

(1)      Does not include special dividend payment of option holders of CoinShares, of which Mr. Mognetti received £183,548.

(2)      Does not include special dividend payment of option holders of CoinShares, of which such individuals received £113,765.

Set forth below is a table summarizing the aggregate compensation paid to our directors, excluding our Chief Executive Officer (5 individuals), in 2024:

Directors	Fees Earned or Paid in Cash (GBP)	Cash Bonus	Options	Pension	Total (GBP)
Directors other than CEO (5 individuals)	325,000	NIL	—	—	GBP 325,000

COINSHARES’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” the “Group” or “CoinShares” refer to CoinShares International Limited and its subsidiaries prior to the consummation of the Business Combination and to Holdco and its subsidiaries (including CoinShares International Limited) following the consummation of the Business Combination.

The following discussion includes information that CoinShares’ management believes is relevant to an assessment and understanding of CoinShares’ consolidated results of operations and financial condition. Following the consummation of the Business Combination, Holdco will comprise the operations of CoinShares International Limited and its subsidiaries. Unless context requires otherwise, all references to “Holdco” refer to Holdco following the consummation of the Business Combination.

You should read the following discussion and analysis of our financial condition and results of operations together with CoinShares’ Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023, and related notes thereto, and CoinShares’ Unaudited Condensed Consolidated Financial Statements as of June 30, 2025 and 2024 and for the six months ended June 30, 2025 and 2024, and related notes thereto, each included elsewhere in this proxy statement/prospectus. Our financial statements are prepared in accordance with IFRS, which differs in certain significant respects from accounting principles generally accepted in other jurisdictions, including U.S. GAAP. All financial information is presented in US Dollars. Certain total amounts may not sum due to rounding. This discussion and analysis should also be read together with the unaudited pro forma financial information as of and for the six months ended June 30, 2025, and the fiscal year ended December 31, 2024 in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs, which involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections and elsewhere in this proxy statement/prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

CoinShares Overview

CoinShares International Limited is a leading institutional digital asset manager, providing investors with innovative, regulated, and transparent exposure to the digital asset ecosystem. CoinShares has long positioned itself as a proponent of transparency in the digital asset industry, becoming one of the first pure-play crypto firms to embrace public equity markets. We generate a range of diversified revenues, gains and other income that drive performance in a variety of market conditions. The business model comprises four operating segments — Asset Management, Capital Markets, Principal Investments, and Group Functions.

The Asset Management operating segment contains a range of products designed to offer investors exposure to the digital asset ecosystem through a variety of trading venues and jurisdictions. CoinShares XBT Provider is our retail focused product suite that is distributed through Nasdaq OMX with a focus on Europe (specifically the Nordics). CoinShares Physical is our product suite with an institutional grade structure, issuing both single coin unstaked and staked products along with basket offerings. Our BLOCK Index is an entry product for investors seeking beta exposure to digital assets via equities and has become one of the largest crypto-related equity indices globally. Finally, CoinShares Valkyrie Funds is a product suite of four U.S. ETFs, with a focus on product innovation and market differentiation, providing a foundation for us on which to increase our U.S. presence and gain access to a broader investor base.

Our combined AUM has grown from $1.87 billion ($1.73 billion net of non-fee-paying seed amounts) as at December 31, 2022, to $8.04 billion ($6.92 billion net of non-fee-paying seed amounts) as at December 31, 2024. This increase of 329.9% (300.0% net) was driven by a combination of digital asset price increases, net inflows generated on our products, and the expansion of our Asset Management offering. This expansion has been achieved through both product launches and also the acquisition of CoinShares Valkyrie Funds on March 12, 2024, which contributed an additional $2.1 million of management fees during 2024. As at June 30, 2025, the net AUM figure had decreased slightly from the year end figure of $6.92 billion to $6.84 billion, predominantly due to price action over the first six months of 2025.

The Capital Markets Segment undertakes a range of activities utilising CoinShares’ Consolidated Statement of Financial Position to take advantage of non-directional trading opportunities, generating a variety of gains and other income. The Capital Markets Segment actively stakes a portion of the ETH held on CoinShares’ Consolidated Statement of Financial Position to generate other income in the form of yield. Yield is also generated through digital asset lending to a small number of select counterparties, providing short duration/rolling loans denominated in BTC/ETH. Additionally, ongoing support provided by the Capital Markets team to the CoinShares XBT Provider note program (which ensures holders are able to acquire or redeem at all times without interruption) generates gains for CoinShares that correlate to the level of gross flow seen on this product. Finally, the trading team implements a variety of delta-neutral trading strategies that generate gains without assuming directional risk.

While the specific activities of the Capital Markets Segment evolve alongside the industry as new opportunities arise, the gains and other income generated are typically a function of overall market volatility and the quantum of capital deployed. As the value of the digital assets we hold on our Consolidated Statement of Financial Position continues to grow, so does the Capital Markets Segment’s capacity to generate further income and gains.

In addition to the core business activities of Asset Management and Capital Markets, we also hold several equity investments in a variety of companies related to the digital asset space. These investments, combined with some early stage/locked digital asset holdings, are held by us with a view to generate gains upon their ultimate disposal and together comprise our Principal Investment portfolio.

Our Group Functions operating segment represents the costs of administrative functions within CoinShares that are not directly linked to Asset Management or Capital Markets activities. Also considered as part of Group Functions are gains and losses on our digital assets designated as treasury. The decision was taken during 2024 to accumulate certain long digital asset positions with a view to benefit from price increases. This activity is governed by our treasury policy, and the performance of these assets is therefore monitored separately to those of the Capital Markets Segment.

Restatement of Previously Issued Financial Statements

The accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations gives effect to the restatement of the Company’s previously reported condensed consolidated financial statements as of and for the six months ended June 30, 2025 and 2024 and consolidated financial statements as of and for the years ended December 31, 2024 and 2023. The restatement is described in Note 5.1 of our condensed consolidated financial statements as of and for the six months ended June 30, 2025 and 2024 and in Note 2b of our consolidated financial statements as of and for the years ended December 31, 2024 and 2023.

We note that the results of operations included herein reflect restatements with respect to accounting for digital assets, accounting for share based payments, and accounting for investments in associates, as described in Note 5.1 of our condensed consolidated financial statements as of and for the six months ended June 30, 2025 and 2024 and in Note 2b of our consolidated financial statements as of and for the years ended December 31, 2024 and 2023. Such financial information has also been re-presented as the Company has changed its functional currency from GBP to USD as of January 1, 2025 and as such has re-presented its financial statements for all periods presented in USD.

The restatement reflects adjustments relating to digital assets, share based payments, and the investment in associates, each of which affected results of operations differently. The digital assets adjustment reclassified fair value movements between profit or loss and other comprehensive income without affecting total comprehensive income, while the share based payment and investment in associates adjustments affected both profit or loss and total comprehensive income. For the six months ended June 30, 2025, these adjustments increased profit by $436.4 million and increased total comprehensive income by $1.3 million; for the six months ended June 30, 2024, they decreased profit by $1.19 billion and increased total comprehensive income by $18.5 million; for the year ended December 31, 2024, they decreased profit by $2.42 billion and increased total comprehensive income by $12.2 million; and for the year ended December 31, 2023, they decreased profit by $113.9 million and increased total comprehensive income by $11.3 million.

Factors Affecting Results of Operations

Our operations are affected by external factors that directly impact financial performance. The most significant of these factors are outlined below.

Digital asset pricing

Digital assets are a highly volatile asset class, subject to uncertainty surrounding future trading prices. A substantial share of CoinShares’ revenue is directly linked to AUM within the Asset Management operating segment, which accounted for 61.1% of our combined revenue and other operating revenue in the year ended December 31, 2023, rising to 71.8% in the year ended December 31, 2024. Our Capital Markets Segment also generates additional gains by leveraging the digital assets we hold on our Consolidated Statement of Financial Position to undertake activities such as lending, trading, and staking. The size of our Consolidated Statement of Financial Position, which is predominantly comprised of digital assets, determines the quantum of assets that can be deployed into such activities.

As our AUM, and therefore the revenue/gain-generating capacity of the Asset Management and Capital Markets Segments, is closely correlated with digital asset prices, fluctuations in market pricing have a direct and material impact on performance. Moreover, digital asset prices are inherently volatile and strongly influenced by macroeconomic and market forces outside of our control. The following graph illustrates the price performance of Bitcoin and Ethereum since December 2022.

Source: Compass Crypto Reference Index

Competitors/fees

Our ability to attract investor capital into our products, and in turn increase AUM and enhance earning capacity, depends on our ability to anticipate and respond to evolving market needs by designing, building, and launching relevant investment products. This includes careful consideration of the type, structure, and fee levels of all digital asset-referencing products introduced by us.

Having grown to become the largest digital asset ETP provider in Europe in recent years as of June 30, 2025, our market position has been built on a track record of product innovation, competitive fee structures, and the strength of the CoinShares brand.

The approval and launch of digital asset ETFs in the United States in 2024 accelerated mainstream adoption of digital asset investments, but also significantly increased competitive pressures in the global market.

Our continued success and growth will therefore depend on:

•        The timely introduction of innovative, competitively priced products that align with investor demand (such as the launch of zero-fee, staked products within the CoinShares Physical product suite that allow investors to benefit from staking yield through an increase in coin entitlement per share); and

•        Ongoing evaluation of existing products and services to ensure they remain competitive and reinforce our leading position in the ETP market.

Continuing to monitor the competitive landscape and reacting in an agile manner to ensure our offerings remain both competitive and relevant will support sustained AUM growth and strengthen our financial performance over the long term.

Regulatory developments

The digital asset industry is a maturing market and is therefore subject to frequently evolving regulatory frameworks across multiple jurisdictions. For a digital asset ETP issuer, regulatory clarity is critical to facilitating product innovation, safeguarding investors, and building long term market confidence.

By contrast, regulatory uncertainty or adverse policy changes can restrict market access, limit product offerings, and negatively affect AUM and financial performance. Our ability to maintain and expand its product suite is closely linked to the ongoing development of regulatory regimes governing digital assets. Future changes in requirements relating to custody, taxation and accounting treatment, disclosures, or distribution are likely to influence product design, cost structures, and investor demand.

Our financial performance will therefore continue to rely on active engagement with regulators and policymakers to help shape frameworks that balance innovation with investor protection, as well as the ability to adapt our product offering and operations in response to regulatory developments. This approach supports continued compliance and competitiveness across jurisdictions.

As regulatory environments mature globally, issuers with strong governance, compliance, and risk management practices will be best positioned to capture growth opportunities and consolidate market share.

Partnerships

Strategic partnerships with other participants in the digital asset ecosystem are a key driver of our growth and financial performance. By strengthening our network within the industry, partnerships enhance market connectivity, broaden access to our products, and improve our ability to attract investor capital.

Historically, partnerships have also facilitated the provision of seed capital for new products, accelerating AUM growth and expanding our revenue-generating capacity. As competition in the digital asset investment space intensifies with the continued mainstream adoption of digital assets, establishing and maintaining high-quality partnerships will be critical to sustaining our leadership position. Collaborations that expand distribution channels, improve liquidity, or provide unique market insights create advantages that will have a direct impact on our financial performance.

Accordingly, future success will depend on our ability to cultivate strong, mutually beneficial partnerships that reinforce CoinShares’ reputation as a trusted leader in the digital asset ETP space.

Market perception

Digital Asset investor sentiment plays a significant role in shaping demand for digital asset investment products. Positive shifts in perception, such as the widely publicised pro-crypto stance of the U.S. Federal Government since the election of President Donald Trump, have supported greater institutional acceptance and accelerated mainstream adoption. This has contributed to improved sentiment in capital markets, reflected in the approval and growth of digital asset ETFs, which have widely broadened access to capital and liquidity.

Market perception will be dictated by a variety of macroeconomic factors such as adverse policy signals, market events or broader macroeconomic uncertainty. Material changes to the sentiment surrounding the digital asset industry due to these factors will likely manifest in price volatility, which will directly impact our AUM and related revenue streams.

Accordingly, our financial performance will continue to be heavily influenced by prevailing market sentiment toward digital assets, with positive perception creating opportunities for AUM growth and revenue expansion, and negative sentiment presenting challenges and uncertainty around financial performance.

Key Developments — period ended June 30, 2025

Between January 1, 2025, and June 30, 2025, digital asset prices went through an initial period of price depreciation, followed by a recovery during the second quarter of the year. BTC opened the year at $94.8 thousand, falling to $77.3 thousand during April 2025 and then subsequently rebounding, with the price closing on June 30, 2025, at $107.1 thousand. ETH evidenced a similar directional pattern over the period, although experienced a far sharper decline followed by a less pronounced recovery. ETH prices on June 30, 2025, closed 28% down on the start of the year, at $2.46 thousand, having opened at $3.40 thousand. The price action seen during the period, combined with the volatility in the market contributed to Total Comprehensive Income of $59.1 million in the period. Other developments during the six months ending June 30, 2025, include:

•        On January 14, 2025, we announced a reduction in the management fees for CoinShares Physical Bitcoin (BITC) from 0.35% to 0.25%. This strategic move was made to reinforce BITC’s position in Europe ahead of Blackrock entering the market and to align the fee structure with our US-listed Bitcoin ETF (BRRR).

•        On March 25, 2025, we announced that five CoinShares Physical crypto ETPs will feature in BoursoBank’s groundbreaking entry into crypto investment products. This collaboration marks a significant step forward for mainstream crypto adoption in France, offering more than 7 million BoursoBank customers their first opportunity to invest in regulated crypto products listed on traditional exchanges.

•        CoinShares Physical’s performance delivered its second-best inflows on record during the first quarter of 2025, cementing its position as Europe’s fastest-growing digital asset ETP platform.

•        On May 21, 2025, we announced the expansion of the CoinShares XBT Provider Platform with the launch of seven new physically backed crypto Exchange Traded Products (ETPs).

Key Developments — year ended December 31, 2024

Between January 1, 2024, and December 31, 2024, digital asset prices showed significant growth. BTC appreciated from $42.3 thousand at the start of 2024 to $94.8 thousand at year-end 2024 — an increase of 124.1%. ETH also increased materially, albeit by a lower amount, from $2.3 thousand to $3.4 thousand — an increase of over 49%. We saw an increase in fee-paying AUM over the year of 79.0% to $6.92 billion, contributing to an increase in Total Comprehensive Income of 152.2% in the year to $149.2 million. Other developments during 2024 include:

•        On January 10, 2024, SEC approval was received for the issuance of Valkyrie’s spot Bitcoin ETF, The Valkyrie Bitcoin Fund (BRRR), which commenced trading on January 11, 2024 at 9:30 am ET on Nasdaq as part of the first cohort of issuers for spot BTC ETFs in the US. This subsequently became part of CoinShares following the completion of the acquisition of Valkyrie Funds LLC and its associated products on March 12, 2024.

•        On January 25, 2024, we announced a reduction in the management fees for the CoinShares Physical Bitcoin product, decreasing the management fee from 0.98% p.a. to 0.25% p.a. On February 1, 2024, we announced that we had implemented a 1.25% p.a. staking reward in its flagship Physical Ethereum ETP. Both of these decisions reflect our long-term strategic drive to lower costs for European investors looking to enter the digital asset market.

•        On June 24, 2024, we announced the successful sale of our FTX claim, held in respect of assets written off during the fourth quarter of 2022 following the bankruptcy of FTX. The agreement yielded a recovery rate of 116% net of broker fees, resulting in a return of $36.8 million recognised as exceptional income.

•        On April 10, 2024, we announced a dividend policy to declare and pay in four equal instalments an annual dividend calculated as between 20% to 40% of CoinShares’ total comprehensive income.

•        On October 3, 2024, we completed a special dividend distribution to its shareholders considering the sale of our FTX claim. The special dividend of $31.4 million represented 85.3% of the total funds received in respect of the sale of the FTX claim.

Key Developments — year ended December 31, 2023

Between January 1, 2023, and December 31, 2023, digital asset prices showed significant growth. BTC appreciated from $16.6 thousand at the start of 2023 to $42.3 thousand at year-end 2023 - an increase of 154.8%. ETH also increased materially, albeit by a lower amount, from $1.2 thousand to $2.3 thousand — an increase of 91.7%. 2023 delivered solid results despite these price increases occurring predominantly in the final quarter of the year. We delivered Total Comprehensive Income of $59.2 million closing the year with net AUM of $3.87 billion. Other developments during 2023 include:

•        On February 1, 2023, the decision was made to reduce management fees from 1.25% to 0% p.a. on the CoinShares Physical Ethereum ETP. The decision was made in preparation for the planned Shapella upgrade which completed in April 2023 which in turn allowed the product to be staked, with rewards shared with the noteholders of the product. This move contributed to the success of the wider CoinShares Physical product suite, reflected in the growth of fee-paying AUM which increased 170.5% over 2023 from $43.0 million to $116.3 million of AUM during 2023, and a further 144.8% in 2024 to $284.7 million as of December 31, 2024.

•        On March 27, 2023, we announced the expansion of the CoinShares Physical product suite with the introduction of two zero management fee Crypto Index ETPs: CoinShares Physical Top 10 Crypto Market ETP & CoinShares Physical Smart Contract Platform ETP. These two products, listed on Germany’s main market Xetra, are 100% physically backed, accessible via traditional investment platforms and brokerage apps, and aim to track dynamic, Benchmark Regulation (BMR) compliant indices developed by both CoinShares and Compass Financial Technologies. This represents a further diversification of our product suite with a particular focus on basket products rather than single coin exposure.

•        On April 23, 2023, we implemented LedgerLens, a real time reserves attestation solution provided by independent accounting firm, The Network Firm. This blockchain-enabled solution offers real time attestation services for both CoinShares XBT Provider and CoinShares Physical, enabling investors to independently verify the backing of digital assets through easily accessible and instant attest reports.

•        In the second half of 2023, we began exploring solutions that would allow for the mitigation of counterparty risk without restricting the desired level of trading capacity on digital asset exchanges. Through collaboration with Komainu and OKX, a model was created whereby on-exchange trading remained uninterrupted while the associated assets remained segregated in custody. The collaboration marks a significant advancement in institutional crypto trading. The arrangement bridges the gap between institutional traders and top-tier trading platforms while providing clarity on rights, responsibilities and redress mechanisms, while simultaneously providing asset security and efficient transaction completion. All these factors combine to foster a more trustworthy and transparent trading environment for institutional traders. Over the remainder of the period, this approach has been rolled out with several exchanges with which we interact.

•        On November 16, 2023, we secured an exclusive option to acquire Valkyrie Funds LLC, a U.S. digital asset manager’s investment advisory business specialising in actively managed cryptocurrency exchange traded funds, from Valkyrie Investments Inc. Subsequently, on March 12, 2024, we announced the completion of the acquisition of Valkyrie Funds LLC and the sponsor rights to the Valkyrie Bitcoin Fund, a physically backed Bitcoin ETF.

Transition to U.S. GAAP

We are intending in the future to convert our financial statements from IFRS to U.S. GAAP. Certain differences exist between U.S. GAAP and IFRS, which could lead to material differences to the consolidated financial statements herein. One of these differences relates to changes in the fair value of digital assets are generally presented in profit or loss for the period under U.S. GAAP as compared to other comprehensive income under IFRS. A transition to U.S. GAAP could have a significant impact on our reported profit or loss for the period compared to that reported under IFRS.

We have not quantified the impact of the differences between IFRS and U.S. GAAP, nor have we attempted to identify all disclosure, presentation, or classification differences that would affect the manner in which transactions or events are presented in these consolidated financial statements. Had any such quantification or identification been undertaken by us, other potential significant accounting and disclosure differences may have come to our attention. Accordingly, it should not be construed that this is a complete identification of differences between IFRS and U.S. GAAP, impacting CoinShares’ consolidated financial statements and other material differences could exist.

KEY PERFORMANCE AND OPERATING METRICS EVALUATED BY MANAGEMENT

In assessing the performance of our business, we consider a variety of operating and financial measures. These key measures include:

	For the Six Months Ended June 30,		For the Year Ended December 31,
(in thousands)	2025	2024	2024	2023
Management fees	$59,613	$53,097	$111,691	$53,709
Capital Markets Revenue & Gains (unaudited)	23,257	28,811	62,708	40,915
Total Comprehensive Income	59,078	94,326	149,244	59,171
AUM (unaudited)	6,843,933	5,924,829	6,922,149	3,866,820

MANAGEMENT FEES:    Revenues comprise the collective management fees on the various products issued by us.

CAPITAL MARKETS REVENUE & GAINS:    Capital Markets Revenue and Gains is an important CoinShares performance indicator and is defined in “Non-GAAP financial measures.”

TOTAL COMPREHENSIVE INCOME:    Total Comprehensive Income is an IFRS measure and refers to the financial performance of CoinShares inclusive of gains on digital assets recognised in other comprehensive income.

AUM:    The collective assets under management across all products issued by us, which constitutes assets held on the Consolidated Statement of Financial Position of CoinShares (CoinShares XBT Provider and CoinShares Physical), and assets within products managed by us that are not included on our Consolidated Statement of Financial Position but on which management fees are generated (Block Index, CoinShares Valkyrie).

NON-GAAP FINANCIAL MEASURES

We refer to Capital Markets Revenue & Gains throughout this prospectus, as we use this measure to evaluate our operating performance. This measure is defined as a “Non-GAAP Financial Measure.” We believe this measure is useful to investors in evaluating our operating performance. Our Non-GAAP Financial Measure is a supplemental measure of our performance that is neither required by, nor presented in accordance with IFRS. It should not be considered as a substitute for IFRS metrics. Investors should exercise caution in comparing our non-GAAP measure to any similarly titled measures used by other companies.

The financial and operational data that we disclose in this prospectus are presented in USD, while the functional currency of CoinShares until January 1, 2025, was GBP. Subsequent to that date it is USD. We have considered presenting our results on a constant currency basis to adjust for the impact of foreign exchange movements predominantly between USD and GBP. However, our analysis indicates that such presentation does not materially alter the overall financial narrative or the trends highlighted in this report. As a result, we have not provided constant currency figures, as the additional analysis would not offer meaningful incremental insight to readers.

Further information relating to our Non-GAAP Financial Measure can be found in the Definitions of Non-GAAP Financial Measures section.

COMPONENTS OF CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Management fees

Management fees

Management fees arise from the issuance of ETPs that provide investors with exposure to the digital asset industry, predominantly through referencing the price of digital assets. These products generate either a fixed management fee or, in the case of certain products within the CoinShares Physical product suite, a variable management fee which is impacted by staking yields on the relevant digital asset referenced by the product. The fees generated by the products within our Asset Management operating segment are as follows:

CoinShares XBT Provider:	250 bps per annum
CoinShares Physical (unstaked):	25 bps per annum — 150 bps per annum
CoinShares Physical (staked):	zero management fee — revenues variable depending on yield available in the market.
CoinShares Valkyrie:	25 bps per annum — 127 bps per annum
Block Index:	32.5 bps per annum (50% share of 65 bps per annum)

The overall blended fee rate of our Asset Management offering is impacted by the product mix and the level of staking yield available in the market and is monitored as a key business metric by us.

Other revenue

The main components of our other revenue comprise passive, yield generating activities undertaken by the Capital Markets Segment.

Staking

We hold a significant amount of ETH on our Consolidated Statement of Financial Position which we can deploy into staking and generate yield which is classified within other operating revenue. The Group maintains custody and control of all ETH that it stakes. The Group’s staking income recognised within other revenue is comprised solely of staking income generated through the staking of ETH. The quantum of yield generated is the product of ETH prices, quantum staked and the level of staking yield available in the market, all of which can fluctuate.

The overall percentage of total ETH held that is staked is dictated by our risk management framework to mitigate the risk of liquidity issues that could potentially arise during periods of significant outflows on CoinShares XBT Provider. The Group’s balance of staked ETH will be comprised of a combination of ETH held to hedge the CoinShares XBT Provider certificate liabilities and the Group’s own ETH treasury position. In all cases, the Group retains custody of the underlying ETH while utilizing third-party staking providers for validator and related staking services. No services of any single non-custodial third-party staking provider is material to the Company’s business. All third party staking providers are non-custodial.

During the years ended December 31, 2024 and 2023, the Group staked an average of 311,704 ETH and 284,433 ETH, respectively, in order to generate its staking rewards. During the six months ended June 30, 2025 and 2024, the Group staked an average of 284,720 ETH and 318,349 ETH, respectively, in order to generate its staking rewards.

The Group uses third-party staking providers to perform validator and related staking services in respect of its ETH at service commission rates between 1.4 – 2.0% of staked rewards earned. The Group’s third-party staking providers have no minimum balance requirements or termination provisions. The third-party staking providers include certain terms to limit the risk of slashing, with one staking provider limited the slashing liability of the Group to the higher of 5% of the staked amount or 12 months of staking rewards, while another staking provider covers slashing risk if the slashing is the result of any action or inaction of the service provider.

Lending

We interact with a small and select number of counterparties to which we provide short duration loans denominated in BTC/ETH on which we charge interest. Counterparties include leading proprietary trading firms and market makers as well as crypto-focused financial services firms offering institutional crypto trading and asset management. Loans are non-collateralized, bear interest at rates between 3.6% and 6.0%, and are repayable on demand. Most digital asset lending is denominated in BTC which cannot be staked, unlike the ETH held by us.

Cost of sales

Expenses allocated to Cost of sales are those that relate to the ongoing support of our various ETPs and the requisite levels of trading that need to be undertaken in order to support these products.

Issuer expense

Each of our digital asset ETP product suites (CoinShares XBT Provider, CoinShares Physical and CoinShares Valkyrie) are issued by separate wholly owned entities of CoinShares which incur a range of expenses in order to allow for the issuance of existing/prospective products. These fees include audit fees, legal fees and a range of other costs necessary to run the separate issuers.

Trading expenses

Trading fees are incurred in relation to the costs incurred as part of the purchase/sale of digital assets in support of the CoinShares XBT Provider note issuance, in addition to those trading fees incurred by the Capital Markets team in executing its delta neutral trading strategies. Additionally, there exists a range of partnerships with platforms on which our ETPs are available that result in commissions and related payments, the amounts of which operate as a function of the trading levels experienced on the platform with which an agreement is in place.

Custody fees

A significant portion of the digital assets held on our Consolidated Statement of Financial Position to hedge the liability arising from the issuance of CoinShares XBT Provider, and 100% of the assets held in respect of CoinShares Physical, are held with designated custodians. The level of custody fees is directly correlated to the quantum of AUM within the products.

Salary costs

A portion of our salary costs are designated as cost of sales as they represent the remuneration of staff members that are either undertaking the trading required to support both Asset Management and Capital Markets, or responsible for the oversight, launch and maintenance of our ETPs.

Administrative Expenses

The largest components of our administrative expenses are as follows:

Salary and related costs

The most significant component of our administrative expenses is salary costs including bonuses in the jurisdictions within which we operate. Salary costs are split accordingly in our operating segment analysis, with the individuals responsible for the various administrative functions of CoinShares allocated to Group Functions. To attract and retain suitably experienced and qualified personnel, remuneration is regularly assessed alongside factors such as inflation and market rates.

Professional fees

We incur a range of professional fees for a variety of external services that are integral to our ongoing performance. This includes third party attestation reports on our underlying assets, engagements with a range of advisors in relation to existing/prospective commercial ventures and other ad-hoc expenditure.

Marketing

We incur a range of marketing expenses in connection with marketing efforts that are designed to promote both CoinShares as a whole and the various products issued with a view to driving inflows.

Expected credit loss provision

We recognise within our administrative expenses an expected credit loss provision in respect of the digital asset lending activities undertaken by the Capital Markets Segment. As of June 30, 2025, there have been no issues around recovery of any amounts lent as part of this activity.

Other expenses

Other expenses incurred by us and included within administrative expenses include items such as legal fees, IT expenses, audit fees, rental costs, travel expenses, consultants, insurance, and other general expenses.

Reversal of valuation loss on digital assets

Digital asset price movements manifest both at fair value through profit or loss and other comprehensive income. This is due to their classification as Intangible Assets under IAS 38, using the revaluation model. Increases in fair value are required to be taken through other comprehensive income unless they are reversing losses previously recognised at fair value through profit or loss. In the case of our consolidated financial statements, this causes a mismatch between the treatment of the assets and the liability they are held to collateralise/hedge (the certificate liability).

The amount recognised through profit or loss reflects the reversal of prior valuation losses recognised through the profit or loss in respect of digital asset holdings.

Loss on certificate liability

Movements in certificate liabilities primarily reflect changes in the referenced digital asset prices and changes in units outstanding. The Group’s exposure is economically hedged through holdings of the referenced digital assets. The Group earns management fees from these products in accordance with the applicable product terms.

Our loss on certificate liability reflects the movement in liabilities arising from the issuance of our core Asset Management products, CoinShares XBT Provider and CoinShares Physical. As our AUM increases through price appreciation, the fluctuating value of the associated liability is recognised within our Consolidated Statement of Comprehensive Income. Similarly, price depreciation results in a reduction in AUM which manifests as a gain on certificate liability as amounts due to noteholders reduce.

These losses are offset by our holdings of digital assets and other financial instruments that reference digital assets. The structure of our ETPs on which management fees are earned dictate that we must hold sufficient digital assets to hedge the liability arising from the issuance of CoinShares XBT Provider and collateralise the liability arising from the issuance of CoinShares Physical.

The line items within our Consolidated Statement of Comprehensive Income that represent the movements on the assets designated to offset the certificate liability movement are as follows:

•        Reversal of valuation loss on digital assets

•        Fair value gain on digital assets through other comprehensive income

•        Other operating gains through profit or loss

Gains on digital asset exposure included in these line items that are in excess of the movement on our certificate liability are the result of the activities of the Capital Markets Segment such as liquidity provisioning and delta-neutral trading strategies that manifest as gains on digital assets, in addition to unrealised gains on digital assets designated treasury holdings.

Other operating gains through profit or loss

Other operating gains through profit or loss predominantly comprise gains recognised on digital asset ETPs issued by third parties held as part of the CoinShares XBT Provider hedging assets, in addition to gains/losses on digital asset derivative positions and other trading activities undertaken by the Capital Markets Segment.

Exceptional income

The exceptional income in 2024 comprises amounts received from the sale of a claim over assets held on the FTX exchange that belonged to us at the time of its bankruptcy in 2022.

Fair value (loss)/gain on investments through profit or loss

We hold several passive investments in a range of companies operating within the digital asset space. Fair value gains and losses are recognised in relation to these holdings which are classified as level 3 holdings within the fair value hierarchy and thus require an element of judgement from management.

Loss on associates

Investment holdings in excess of 20% are classed as associates and accounted for using the equity method and monitored on an ongoing basis to assess for impairment. Any impairment losses applied to our associate holdings are recognised in the Consolidated Statement of Comprehensive Income.

Finance income

Finance income primarily represents interest income earned on cash positions held with financial counterparties.

Finance costs

Finance costs comprise the interest paid in respect of open positions held with financial institutions, primarily with brokers on which interest is charged on open positions.

Fair value gain on digital assets through other comprehensive income

Digital asset price movements manifest both at fair value through profit or loss and other comprehensive income. This is due to their classification as Intangible Assets under IAS 38, using the revaluation model. Any gains in excess of the reversal of prior valuation losses recognised through the profit or loss in respect of Digital Asset holdings is recognised within CoinShares’ Statement of Other Comprehensive Income.

Results of Operations

Comparison for Period Ended June 30, 2025, to Period Ended June 30, 2024

	Period Ended June 30,		Change	% Change
(in thousands, unaudited)	2025	2024
	Restated	Restated
Management fees	$59,613	$53,097	$6,516	12.3%
Other revenue	20,519	22,808	(2,289)	(10.0)%
Cost of sales	(8,787)	(6,769)	(2,018)	(29.8)%
Gross profit	71,345	69,136	2,209	3.2%
Administrative expenses	(16,700)	(27,594)	10,894	39.5%
Reversal of valuation loss on digital assets	—	23,898	(23,898)	(100.0)%
Gain/(loss) on certificate liabilities	137,403	(1,362,261)	1,499,664	110.1%
Other operating gains through profit and loss	303,409	145,471	157,938	108.6%
Operating profit/(loss)	495,457	(1,151,350)	1,646,807	143.0%
Exceptional income	—	36,410	(36,410)	(100.0)%
Fair value gain on investments through profit or loss	49	1	48	4800.0%
Loss on associates	—	(73)	73	100.0%
Finance income	476	5,747	(5,271)	(91.7)%
Finance costs	(3,054)	(6,911)	3,857	55.8%
Profit/(loss) before tax	492,928	(1,116,176)	1,609,104	144.2%
Income taxes	(657)	(575)	(82)	(14.3)%
Profit/(loss) for the period	492,271	(1,116,751)	1,609,022	144.1%
Fair value (loss)/gain on digital assets through other comprehensive income	(435,107)	1,208,507	(1,643,614)	(136.0)%
Exchange differences on translation of foreign operations	1,544	2,305	(761)	(33.0)%
Fair value gain on financial assets through other comprehensive income	370	265	105	39.6%
Total comprehensive income	$59,078	$94,326	$(35,248)	(37.4)%

a. Management fees

	Period Ended June 30,			Percent Change
(in thousands, unaudited)	2025	2024	Change
	Restated	Restated
CoinShares XBT Provider	$44,763	$42,337	$2,426	5.7%
CoinShares Physical	12,418	8,895	3,523	39.6%
Block Index	1,197	1,126	71	6.3%
CoinShares Valkyrie	1,235	658	577	87.7%
Other	—	81	(81)	(100.0)%
Management fees	$59,613	$53,097	$6,516	12.3%

A combination of net inflow and price increases when compared to the period ended June 30, 2024 has resulted in management fees for the period ended June 30, 2025 of $59.6 million; an increase of 12.3% when compared to the period ended June 30, 2024, which saw management fees of $53.1 million. Increases were seen across all our product lines with the most significant within CoinShares Physical which increased by $3.5 million or 39.6% from $8.9 million in the period ended June 30, 2024, to $12.4 million in the period ended June 30, 2025.

Management fees on CoinShares XBT Provider increased by $2.4 million or 5.7% moving from the period ended June 30, 2024, management fees of $42.3 million to the period ended June 30, 2025, management fees of $44.8 million. The product suite expanded during the period ended June 30, 2025, following the launch of additional products referencing coins other than BTC and ETH, albeit these were not significant contributors to management fees given their early stage. AUM at the start of 2024 was $2.4 billion which increased by $753.9 million or 32% over the period ended June 30, 2024. AUM at the start of 2025 was $3.8 billion which decreased by $330.2 million or 9% over the period ended June 30, 2025. The decrease is driven primarily by net outflows over the period rather than price movement. CoinShares XBT Provider saw net outflows during the period ended June 30, 2024, and the period ended June 30, 2025 of $369.3 million and $280.8 million respectively.

Management fees on CoinShares Physical increased by $3.5 million or 39.6% from management fees of $8.9 million for the period ended June 30, 2024, to management fees of $12.4 million for the period ended June 30, 2025. AUM at the start of 2024 was $722.2 million which increased by $298.5 million or 41% over the period ended June 30, 2024. AUM at the start of 2025 was $1.7 billion which increased by $365.6 million or 21% over the period ended June 30, 2025. The increases are driven by price appreciation, net inflows and new products launches over the period. CoinShares Physical saw net inflows during the periods ended June 30, 2024, and 2025 of $52.2 million and $434.8 million respectively.

The BLOCK Index management fees were largely comparable over the period ended June 30, 2024, and the period ended June 30, 2025, with a small increase of 6.3%. AUM at the start of 2024 was $764.1 million. This decreased by $26.5 million or 3% over the period ended June 30, 2024. AUM at the start of 2025 was $821.3 million which increased by $196.0 million or 24% over the period ended June 30, 2025. The movements in AUM are driven by price fluctuations in the constituents of the index, with net flows being largely neutral over the period.

Valkyrie funds, acquired in March 2024 generated management fees during the period ended June 30, 2024, of $0.7 million which increased in the period ended June 30, 2025, by 87.7% to $1.2 million. As at the end of the period ended June 30, 2024, the total AUM within the four ETFs associated with CoinShares Valkyrie amounted to $402.1 million. As at the end of the period ended June 30, 2025, the AUM had decreased 23% to $308.7 million.

b. Other revenue

	Period Ended June 30,			Percent Change
(in thousands, unaudited)	2025	2024	Change
	Restated	Restated
Other revenue	$20,519	$22,808	$(2,289)	(10.0)%

Other revenue decreased by $2.3 million or 10.0% from $22.8 million in the period ended June 30, 2024, to $20.5 million in the period ended June 30, 2025. The decrease has been driven primarily by a reduction in the DeFi and Staking Income recognised during the period which, during the period ended June 30, 2024, stood at $15.2 million, decreasing to $9.8 million in the period ended June 30, 2025. This decrease was partially offset by an increase in realised gains recognised on FX swaps amounting to $2.5 million in the first half of 2025, compared with nil movement in the equivalent period in 2024.

c. Cost of sales

	Period Ended June 30,			Percent Change
(in thousands, unaudited)	2025	2024	Change
	Restated	Restated
Trading expenses	$2,946	$2,530	$416	16.4%
Issuer fees	1,935	1,032	903	87.5%
Custody fees	2,651	2,161	490	22.7%
Direct salary costs	1,255	1,046	209	20.0%
Cost of sales	$8,787	$6,769	$2,018	29.8%

Cost of sales has increased by $2.0 million or 29.8% from $6.8 million in the period ended June 30, 2024, to $8.8 million in the period ended June 30, 2025. Issuer fees have shown a significant increase period on period of 87.5%, driven by costs arising from the addition of the issuer of CoinShares Valkyrie products to CoinShares during the period ended June 30, 2024, which was in place for the full six-month period in 2025. Additionally, increased levels of AUM have resulted in higher custody fees which have increased by 22.7% period on period.

d. Administrative expenses

	Period Ended June 30,			Percent Change
(in thousands, unaudited)	2025	2024	Change
	Restated	Restated
Administrative expenses	$16,700	$27,594	$(10,894)	(39.5)%

Administrative expenses have decreased by $10.9 million or 39.5% period on period, from $27.6 million in the period ended June 30, 2024, to $16.7 million in the period ended June 30, 2025. The decrease is driven by a number of specific areas, being:

–       Our bonus accrual (which is a function of performance) decreased by $3.4 million (91.0%) from $3.7 million in the period ended June 30, 2024, to $0.3 million in the period ended June 30, 2025.

–The recognition of a liability in respect of our share option plan previously classified as equity settled, totaling $7.5 million in the period ended June 30, 2024, reduced to a small gain of $1.1 million in the period ended June 30, 2025 driven by a combination of share price performance and significant reduction in outstanding options.

e. Reversal of valuation loss on digital assets

	Period Ended June 30,			Percent Change
(in thousands, unaudited)	2025	2024	Change
	Restated	Restated
Reversal of valuation loss on digital assets	$—	$23,898	$(23,898)	(100.0)%

The reversal of valuation loss on digital assets for the period ended June 30, 2025, stands at nil, having decreased from $23.9 million in the period ended June 30, 2024. This movement is viewed in conjunction with the fair value movement on digital assets recognised in other comprehensive income in subsection l Fair value (loss)/gain on digital assets through other comprehensive income below which contains the majority of the movement for the period due to the IAS 38 classification of digital assets.

f. Gain/(loss) on certificate liabilities

	Period Ended June 30,			Percent Change
(in thousands, unaudited)	2025	2024	Change
	Restated	Restated
CoinShares XBT Provider certificate liabilities	$(42,239)	$(1,153,273)	$1,111,034	96.3%
CoinShares Physical certificate liabilities	179,642	(208,988)	388,630	186.0%
Gain/(loss) on certificate liabilities	$137,403	$(1,362,261)	$1,499,664	110.1%

Movement on certificate liability, which reflects the movement in liabilities arising from the issuance of our core Asset Management products, CoinShares XBT Provider and CoinShares Physical, has increased by $1.5 billion or 110.1% from a loss of $1.4 billion in the period ended June 30, 2024 to a gain of $137.4 million in the period ended June 30, 2025, driven by static price movement in the period ended June 30, 2025 across the digital assets referenced by the products in issue, compared to a much more volatile period in the period ended June 30, 2024.

g. Other operating gains through profit or loss

	Period Ended June 30,		Change	Percent Change
(in thousands, unaudited)	2025	2024
	Restated	Restated
Gain on digital asset ETPs	$176,697	$108,669	$68,028	62.6%
Gain on digital asset payables/receivables	21,333	78,594	(57,261)	-72.9%
(Loss)/gain on derivatives	1,365	(3,860)	5,225	(135.4)%
Gain on foreign exchange	30,473	4,731	25,742	544.1%
(Loss)/gain on other operating activities	(203)	578	(781)	(135.1)%
Gain/(loss) on other liabilities	73,744	(43,241)	116,985	(270.5)%
Other operating gains through profit or loss	$303,409	$145,471	$157,938	108.6%

Other operating gains through profit or loss increased by $157.9 million or 108.6% from $145.5 million in the period ended June 30, 2024, to $303.4 million in the period ended June 30, 2025. This is predominantly driven by gains of $176.7 million on the digital asset ETPs held by us increasing due to digital asset price increased in the period, up 62.6% on the 2024 gain of $108.7 million, and increase on gains on other liabilities, predominantly comprising of movement on the third party CoinShares Physical Staked Solana seed liability, of $117.0 million in the period ended 30 June 2025, up 270.5% on the equivalent loss in 2024.

h. Operating profit/(loss)

	Period Ended June 30,			Percent Change
(in thousands, unaudited)	2025	2024	Change
	Restated	Restated
Operating profit/(loss)	$495,457	$(1,151,350)	$1,646,807	(143.0)%

The operating profit generated by CoinShares (which excludes fair value gains on digital assets recognised in other comprehensive income) increased by $1,646.8 million from an operating loss of $1,151.3 million for the period ended June 30, 2024, to an operating profit $495.5 million for the period ended June 30, 2025. This is primarily driven by the significant gains/losses recognised on certificate liability movements, combined with the exclusion of digital asset price movements recognised in other comprehensive income.

The above amounts reflect the impact of the Company’s restatements as noted above, for the six months ended June 30, 2025 and 2024. Please refer to Note 5.1 of our condensed consolidated financial statements as of and for the six months ended June 30, 2025 and 2024 for more information.

i. Exceptional income

	Period Ended June 30,			Percent Change
(in thousands, unaudited)	2025	2024	Change
	Restated	Restated
Exceptional income	$—	$36,410	$(36,410)	(100.0)%

Exceptional income recognised in the period ended June 30, 2024, represents the sale of our FTX claim, which was held in respect of assets written off during the fourth quarter of 2022 following the bankruptcy of FTX.

j. Fair value gain on investments

	Period Ended June 30,			Percent Change
(in thousands, unaudited)	2025	2024	Change
	Restated	Restated
Fair value gain on investments through profit or loss	$49	$1	$48	4,800.0%

Gains on investments in the period ended June 30, 2024, totalled a small movement of $1 thousand, increasing to a gain of $49 thousand in the period ended June 30, 2025, following minimal movement in our equity investment holdings.

k. Profit/(loss) for the period

	Period Ended June 30,			Percent Change
(in thousands, unaudited)	2025	2024	Change
	Restated	Restated
Profit/(loss) for the period	$492,271	$(1,116,751)	$1,609,022	144.1%

Profit or loss for the period increased by $1,609.0 million from a loss of $1,116.8 million for the period ended June 30, 2024, to a profit of $492.3 million for the period ended June 30, 2025. This is primarily driven by the significant gains/losses recognised on certificate liability movements, consistent with operating loss above. Such movement does not take account of digital asset price movement recognised in other comprehensive income, comprising of $435.1 million of decreases in 2025 and $1,208.5 million of increases in the periods ended June 30, 2025 and 2024 respectively (see subsection l Fair value (loss)/gain on digital assets through other comprehensive income), which occur as a consequence of accounting for such fair value movement in digital assets under IAS 38.

The above amounts reflect the Company’s restatements noted above, for the six months ended June 30, 2025 and 2024. Please refer to Note 5.1 of our condensed consolidated financial statements as of and for the six months ended June 30, 2025 and 2024 for more information.

l. Fair value (loss)/gain on digital assets through other comprehensive income

	Period Ended June 30,			Percent Change
(in thousands, unaudited)	2025	2024	Change
	Restated	Restated
Fair value (loss)/gain on digital assets through other comprehensive income	$(435,107)	$1,208,507	$(1,643,614)	(136.0)%

The movement on digital assets held by us through other comprehensive income has decreased by $1,643.6 million from a gain of $1,208.5 million in the period ended June 30, 2024, to a loss of $435.1 million in the period ended June 30, 2025. This has been driven by digital asset price decreases over the period ended June 30, 2025, whereas significant gains were experienced over the period ended June 30, 2024.

The above amounts reflect the reclassification of the fair value gains on digital assets from profit/(loss) to other comprehensive income, for the six months ended June 30, 2025 and 2024. Please refer to Note 5.1(i) of our condensed consolidated financial statements as of and for the six months ended June 30, 2025 and 2024 for more information.

m. Total comprehensive income

	Period Ended June 30,			Percent Change
(in thousands, unaudited)	2025	2024	Change
	Restated	Restated
Total comprehensive income	$59,078	$94,326	$(35,248)	(37.4)%

Total comprehensive income decreased by $35.2 million or 37.4% in the period ended June 30, 2025, as compared to the period ended June 30, 2024. Our performance has been consistent between the periods, excluding the impact of the exceptional income as outlined previously). The total comprehensive income metric includes all movements within the period on digital assets and provides an accurate view of our overall financial performance.

The above amounts reflect the Company’s restatements as described above, for the six months ended June 30, 2025 and 2024, respectively. Please refer to Note 5.1 of our condensed consolidated financial statements as of and for the six months ended June 30, 2025 and 2024 for more information.

Segment Reporting — Comparison for Period Ended June 30, 2025, to Period Ended June 30, 2024

The below table includes Adjusted EBITDA by segment, consistent with information presented for financial reporting purposes under IFRS in Note 10, Segment information, to the Unaudited Interim Financial Statements included elsewhere in this proxy statement/prospectus. We regularly review Adjusted EBITDA in evaluating the performance of our segments.

	Period Ended June 30,			Percent Change
(in thousands, unaudited)	2025	2024	Change
	Restated	Restated
Asset Management	$45,319	$46,094	$(775)	(1.7)%
Capital Markets	17,584	23,823	(6,239)	(26.2)%
Principal Investments(1)	(1,394)	2,618	(4,012)	(153.2)%
Group Functions(2)	(5,329)	(13,556)	8,227	(60.7)%

____________

(1)      Principal Investments reflects the gains and losses on our equity holdings and certain digital asset balances designated internally as investment holdings.

(2)      Group Functions reflects corporate and administrative costs of CoinShares not allocated to the revenue/gain generating operating segments.

Asset Management Segment

Asset Management Adjusted EBITDA showed a 1.7% decrease of $0.8 million, from $46.1 million in the period ended June 30, 2024, to $45.3 million in the period ended June 30, 2025. This decrease was driven by an increase in trading costs allocated to Asset Management, partially offset by digital asset price increases resulting in a higher level of AUM on which management fees are generated.

Capital Markets Segment

Capital Markets Adjusted EBITDA showed a 26.2% decrease of $6.2 million, from $23.8 million in the period ended June 30, 2024, to $17.6 million in the period ended June 30, 2025. This decrease was predominantly driven by a reduction in other operating revenue attributable to Capital Markets of $2.3m between the period ended June 30, 2024, and the period ended June 30, 2025.

Principal Investments Segment

Principal Investments EBITDA decreased from a gain of $2.6 million in the period ended June 30, 2024 to a loss of $1.4 million in the period ended June 30, 2025, driven by holdings of digital assets other than BTC and ETH within the Principal Investment portfolio showing price reductions over the period ended June 30, 2025.

Group Functions

Group Functions costs reduced by $8.2 million in the period ended June 30, 2025, from $13.6 million in the period ended June 30, 2024, to $5.3 million in the period ended June 30, 2025. This was primarily driven by a significant reduction in our share-based payment expense which reduced from $7.5 million in the period ended June 30, 2024, to a gain of $1.1 million in the period ended June 30, 2025.

Comparison for Year Ended December 31, 2024, to Year Ended December 31, 2023

	Year ended December 31,		Change	% Change
(in thousands)	2024	2023
	Restated	Restated
Management fees	$111,691	$53,709	$57,982	108.0%
Other revenue	43,599	34,002	9,597	28.2%
Cost of sales	(15,209)	(7,092)	(8,117)	114.5%
Gross profit	140,081	80,619	59,462	73.8%
Administrative expenses	(59,561)	(32,555)	(27,006)	83.0%

	Year ended December 31,		Change	% Change
(in thousands)	2024	2023
	Restated	Restated
Reversal of valuation loss on digital assets	23,898	1,477,203	(1,453,305)	(98.4)%
Loss on certificate liabilities	(2,950,574)	(1,733,375)	(1,217,199)	70.2%
Other operating gains through profit and loss	528,593	139,540	389,053	278.8%
Operating loss	(2,317,563)	(68,568)	(2,248,995)	3279.9%
Exceptional income	36,816	—	36,816	nm
Fair value (loss)/gain on investments through profit or loss	(495)	14,169	(14,664)	(103.5)%
Loss on associates	(74)	(270)	196	(72.6)%
Finance income	8,495	7,975	520	6.5%
Finance costs	(11,538)	(8,604)	(2,934)	34.1%
Loss before tax	(2,284,359)	(55,298)	(2,229,061)	4031.0%
Income taxes	(935)	(715)	(220)	30.8%
Loss for the period	(2,285,294)	(56,013)	(2,229,281)	3979.9%
Fair value gain on digital assets through other comprehensive income	2,430,843	126,837	2,304,006	1816.5%
Exchange differences on translation of foreign operations	4,145	(11,839)	15,984	(135.0)%
Fair value gain on financial assets through other comprehensive income	(450)	186	(636)	(341.9)%
Total comprehensive income for the year	$149,244	$59,171	$90,073	152.2%

Management Fees

	Year Ended December 31,		Change	Percent Change
(in thousands)	2024	2023
	Restated	Restated
CoinShares XBT Provider	$85,814	$48,389	$37,425	77.3%
CoinShares Physical	21,363	3,373	17,990	533.4%
Block Index	2,215	1,787	428	24.0%
CoinShares Valkyrie	2,137	—	2,137	n/a
Other	162	160	2	1.3%
Management fees	$111,691	$53,709	$57,982	108.0%

A combination of net inflow and significant price increases over the period resulted in an increase in management fees of $58.0 million or 108.0%, from $53.7 million in the year ended December 31, 2023, to $111.7 million in the year ended December 31, 2024.

Management fees for CoinShares XBT Provider increased by $37.4 million or 77.3% from management fees of $48.4 million for the year ended December 31, 2023, to management fees of $85.8 million for the year ended December 31, 2024. The product suite consisted of four ETPs over the period, referencing BTC and ETH. Opening AUM at the start of the period was $1,055.5 million. This increased by $1,032.0 million or 97.7% during the year ended December 31, 2023, to $2,380.5 million, and a further $1,400.0 million or 58.8% during the year ended December 31, 2024 to $3,781.0 million. The increases are driven by price appreciation over the period rather than net inflows. CoinShares XBT Provider saw net outflows during the year ended December 31, 2023, and the year ended December 31, 2024 of $125.0 million and $774.1 million respectively.

Management fees for CoinShares Physical increased by $18.0 million or 533.4% from management fees of $3.4 million for the year ended December 31, 2023, to management fees of $21.4 million for the year ended December 31, 2024. The product suite consisted of 14 ETPs at the start of the period, increasing to 16 ETPs by the end of 2024. Opening AUM at the start of the period was $154.8 million. This increased by $567.4 million or 272.8% during the year ended December 31, 2023, to $722.2 million, and a further $979.3 million or 135.6% during the year ended December 31, 2024, to $1,701.5 million. The increases are driven by price appreciation, net inflows and the launch of the CoinShares Finanzen.net Top 10 Crypto ETP over the period. CoinShares Physical saw net inflows during the year ended December 31, 2023, and the year ended December 31, 2024 of $223.2 million and $164.5 million respectively.

Management fees for the BLOCK Index increased by $0.4 million or 24.0% from management fees of $1.8 million for the year ended December 31, 2023, to management fees of $2.2 million for the year ended December 31, 2024. Opening AUM at the start of the period was $523.9 million. This increased by $240.2 million or 45.9% during 2023 to $764.1 million, and a further $57.2 million or 7.5% during the year ended December 31, 2024, to $821.3 million. The increases are driven by price appreciation in the constituents of the index, with net flows being largely neutral over the period.

Valkyrie funds, acquired in March 2024 generated management fees during the year ended December 31, 2024, of $2.1 million. As at the end of the period the total AUM within the four ETFs associated with CoinShares Valkyrie amounted to $618.3 million.

a. Other revenue

(in thousands)	Year Ended December 31,		Change	Percent Change
	2024	2023
	Restated	Restated
Staking rewards	$29,449	$24,692	$4,757	19.3%
Lending book interest	9,397	2,390	7,007	293.2%
Other digital asset income	1,310	3,152	(1,842)	(58.4)%
Other operating income	1,816	1,928	(112)	(5.8)%
Fee rebates	1,627	1,840	(213)	(11.6)%
Other revenue	$43,599	$34,002	$9,597	28.2%

Other revenue increased by $9.6 million or 28.2% from $34.0 million in the year ended December 31, 2023, to $43.6 million in the year ended December 31, 2024. The increase has been driven primarily by an expansion of our lending activities during the year ended December 31, 2024, and increased staking rewards recognised on our ETH staking activities despite contracting yields due to the growth of our Consolidated Statement of Financial Position and capacity to stake.

Staking rewards increased by $4.8 million or 19.3% from $24.7 million in the year ended December 31, 2023, to $29.4 million in the year ended 31 December 2024. Staking yield generated by the Capital Markets Segment arises from ETH staking and is a function of ETH price, quantum of ETH deployed and prevailing staking yield which fluctuates over time. The relatively small increase when compared to the price move of ETH over the period is due to the average ETH staking yield decreasing from 4.48% in the year ended December 31, 2023, to 3.31% in the year ended December 31, 2024.

Lending book interest also increased solidly over the period, increasing $7.0 million or 293.2% from $2.4 million in the year ended December 31, 2023, to $9.4 million in the year ended December 31, 2024. This is a function of an increased number of select counterparties with which we were willing to engage in 2024, and stronger demand within the market for borrowing. The outstanding digital asset loans receivable as at the end of 2023 was $62.6 million (three counterparties), compared to $196.8 million as at the end of 2024 (five counterparties), which provides an indication of how demand evolved over the period, though these amounts only reflect digital asset loans receivable at specific points in time.

b. Cost of sales

(in thousands)	Year Ended December 31,		Change	Percent Change
	2024	2023
	Restated	Restated
Trading expenses	$3,976	$1,863	$2,113	113.4%
Issuer fees	4,070	1,432	2,638	184.2%
Custody fees	4,781	1,743	3,038	174.3%
Direct salary costs	2,382	2,054	328	16.0%
Cost of sales	$15,209	$7,092	$8,117	114.5%

Cost of sales increased by $8.1 million or 114.5% from $7.1 million in the year ended December 31, 2023, to $15.2 million in the year ended December 31, 2024. Increased levels of AUM have resulted in higher custody fees which have increased by $3.0 million or 174.3% from $1.7 million in the year ended December 31, 2023, to $4.8 million in the year ended December 31, 2024. Issuer fees also increased significantly by 184.2% from $1.4 million in 2023 to $4.1 million in the year ended December 31, 2024, driven by costs arising from the addition of CoinShares Valkyrie products to the CoinShares.

c. Administrative expenses

(in thousands)	Year Ended December 31,		Change	Percent Change
	2024	2023
	Restated	Restated
Administrative expenses	$59,561	$32,555	$27,006	83.0%

Administrative expenses increased by $27.0 million or 83.0% increase year on year, from $32.5 million in the year ended December 31, 2023, to $59.6 million in the year ended December 31, 2024. The increase is driven by a number of specific areas, being:

–

Salary costs increasing $3.3 million (32.0%) from $10.3 million in the year ended December 31, 2023 to $13.6 million in the year ended December 31, 2024, due to the expansion of the staff base in the U.S. following the acquisition of Valkyrie in early 2024, combined with salary increases across CoinShares;

–	Our bonus accrual (which is a function of performance) increasing $5.1 million (171.7%) from $3.0 million in the year ended December 31, 2023, to $8.1 million in the year ended December 31, 2024;
–

Expected credit loss in relation to the digital asset lending balances increasing to $1.9 million in the year ended December 31, 2024, from nil in the year ended December 31, 2023. It is noted that there have been no defaults on the lending activities undertaken and the recognition of the provision is a function of the increased level of lending activity over time;

–

The recognition of a liability in respect of our share option plan previously classed as equity settled, totalling $14.5 million in the year ended December 31, 2024, increasing from $1.3 million in the year ended December 31, 2023; and

–

Marketing expenditure increasing $2.3 million (70%) from $3.2 million in the year ended December 31, 2023, to $5.5 million in the year ended December 31, 2024, following increased efforts across Europe to raise the profile of our various products.

d. Reversal of valuation loss on digital assets

(in thousands)	Year Ended December 31,		Change	Percent Change
	2024	2023
	Restated	Restated
Reversal of valuation loss on digital assets	$23,898	$1,477,203	$(1,453,305)	(98.4)%

The reversal of valuation loss on digital assets decreased by $1,453.3 million or 98.4% from $1,477.2 million in the year ended December 31, 2023, to $23.9 million in the year ended December 31, 2024. This movement is viewed in conjunction with the fair value gain on digital assets recognised in other comprehensive income in subsection k Fair value gain on digital assets through other comprehensive income below which contains the majority of the gains for the year ended December 31, 2024 due to the IAS 38 classification of digital assets.

e. Loss on certificate liabilities

(in thousands)	Year Ended December 31,		Change	Percent Change
	2024	2023
	Restated	Restated
CoinShares XBT Provider certificate liabilities	$(2,216,195)	$(1,504,427)	$(711,768)	47.3%
CoinShares Physical certificate liabilities	(734,379)	(228,948)	(505,431)	220.8%
Loss on certificate liabilities	$(2,950,574)	$(1,733,375)	$(1,217,199)	70.2%

Loss on certificate liability, which reflects the movement in liabilities arising from the issuance of our core Asset Management products, CoinShares XBT Provider and CoinShares Physical, increased by $1,217.2 million or 70.2% from $1,733.4 million in the year ended December 31, 2023 to $2,950.6 million in the year ended December 31, 2024, driven by price appreciation across all the digital assets referenced by the products in issue.

f. Other operating gains through profit or loss

	Year Ended December 31,		Change	Percent Change
(in thousands)	2024	2023
	Restated	Restated
Gain on digital asset ETPs	$514,118	$169,495	$344,623	203.3%
Gain on digital asset payables/receivables	175,344	44,341	131,003	295.4%
(Loss)/gain on derivatives	(54,473)	21,418	(75,891)	(354.3)%
Gain on foreign exchange	6,942	3,935	3,007	76.4%
(Loss)/gain on other operating activities	696	161	535	332.3%
Loss on other liabilities	(114,034)	(99,810)	(14,224)	14.3%
Other operating gains through profit or loss	$528,593	$139,540	$389,053	278.8%

Other operating gains through profit or loss increased by $389.1 million or 278.8% from $140.0 million in the year ended December 31, 2023, to $528.6 million in the year ended December 31, 2024. This is predominantly driven by gains of $514.1 million on the digital asset ETPs held by us increasing due to digital asset price increased in the period, up 203.3% on the year ended December 31, 2023, gain of $169.5 million.

g. Operating loss

(in thousands)	Year Ended December 31,		Change	Percent Change
	2024	2023
	Restated	Restated
Operating loss	$(2,317,563)	$(68,568)	$(2,248,995)	3279.9%

The operating loss generated by CoinShares (which excludes fair value gains on digital assets recognised in other comprehensive income) increased by $2,249.0 million or 3279.9% from $68.6 million to $2,317.6 million. This is primarily driven by the significant increase in certificate liabilities, combined with the exclusion of digital asset price increases recognised in other comprehensive income shown in subsection k Fair value gain on digital assets through other comprehensive income below.

h. Exceptional income

	Year Ended December 31,		Change	Percent Change
(in thousands)	2024	2023
	Restated	Restated
Exceptional income	$36,816	$—	$36,816	n/a

Exceptional income recognised in the year ended December 31, 2024, represents the sale of our FTX claim, which was held in respect of assets written off during the fourth quarter of 2022 following the bankruptcy of FTX. The agreement yielded a recovery rate of 116% net of broker fees, resulting in a return of $36.8 million.

i. Fair value (loss)/gain on investments through profit or loss

(in thousands)	Year Ended December 31,		Change	Percent Change
	2024	2023
	Restated	Restated
Fair value (loss)/gain on investments through profit or loss	$(495)	$14,169	$(14,664)	(103.5)%

Gains on investments in the year ended December 31, 2023, totalled $14.2 million, following uplifts in three of our equity investments due to a combination of funding rounds, improved financial performance and an acquisition resulting in a realisation from disposal (realised in 2024). This figure is reduced to a loss of $0.5 million in the year ended December 31, 2024, with negligible movements across the equity holdings within our Principal Investment portfolio.

j. Loss for the period

(in thousands)	Year Ended December 31,		Change	Percent Change
	2024	2023
	Restated	Restated
Loss for the period	$(2,285,294)	$(56,013)	$(2,229,281)	3979.9%

Loss for the period increased by $2,229.3 million from $56.0 million in the year ended December 31, 2023, to $2,285.3 million in the year ended December 31, 2024. This increase in loss is primarily driven by the significant increase in certificate liabilities, consistent with operating loss as described above. The loss for the period does not take account of digital asset price increases recognised in other comprehensive income for the year ended December 31, 2024 and December 31, 2023 of $2,430.8 million and $126.8 million respectively, which occur as a consequence of accounting for such fair value movement in digital assets under IAS 38.

k. Fair value gain on digital assets through other comprehensive income

(in thousands)	Year Ended December 31,		Change	Percent Change
	2024	2023
	Restated	Restated
Fair value gain on digital assets through other comprehensive income	$2,430,843	$126,837	$2,304,006	1816.5%

The gain on digital assets recognised in other comprehensive income increased by $2,304.0 million, or 1816.5% from $126.8 million in the year ended December 31, 2023, to $2,430.8 million in the year ended December 31, 2024. This has been driven by strong digital asset price performance over the year. This movement is viewed in conjunction with the reversal on the valuation loss of digital assets described in subsection d Reversal of valuation loss on digital assets above.

The above amounts reflect the reclassification of the fair value gains on digital assets from profit/(loss) to other comprehensive income, for the years ended December 31, 2024 and 2023. Please refer to Note 2(b-i) of our consolidated financial statements as of and for the years ended December 31, 2024 and 2023 for more information.

l. Total comprehensive income

(in thousands)	Year Ended December 31,		Change	Percent Change
	2024	2023
	Restated	Restated
Total comprehensive income	$149,244	$59,171	$90,073	152.2%

Total comprehensive income increased by $90.1 million or 152.2% in the year ended December 31, 2024, as compared to the year ended December 31, 2023, bolstered by increased performance across all of our operating segments. This metric includes all movements within the period on digital assets and provides an accurate view of our overall financial performance.

Segment Reporting — Comparison for Year Ended December 31, 2024, to Year Ended December 31, 2023

The below table includes Adjusted EBITDA by segment, consistent with information presented for financial reporting purposes under IFRS in Note 4, Segment Information, to the Consolidated Financial Statements included elsewhere in this proxy statement/prospectus. We regularly review Adjusted EBITDA in evaluating the performance of our segments.

(in thousands)	Year Ended December 31,		Change	Percent Change
	2024	2023
	Restated	Restated
Asset Management	$93,236	$44,208	$49,028	110.9%
Capital Markets	50,596	33,783	16,813	49.8%
Principal Investments(1)	2,489	17,243	(14,754)	(85.6)%
Group Functions(2)	(26,800)	(17,627)	(9,173)	52.0%

____________

(1)      Principal Investments reflects the gains and losses on our equity holdings and certain digital asset balances designated internally as investment holdings.

(2)      Group Functions reflects our corporate and administrative costs not allocated to the revenue/gain generating operating segments.

Asset Management Segment

Asset Management Adjusted EBITDA showed a 110.9% increase of $49.0 million, from $44.2 million for the year ended December 31, 2023, to $93.2 million for the year ended December 31, 2024. This increase was driven by digital asset price increases resulting in a higher level of AUM on which management fees are generated, in conjunction with an expansion of our product suite and the segments low cost base.

Capital Markets Segment

Capital Markets Adjusted EBITDA showed a 49.8% increase of $16.8 million, from $33.8 million in the year ended December 31, 2023, to $50.6 million in the year ended December 31, 2024. This increase was predominantly driven by increased revenue from lending activities and staking rewards which have a limited impact on the cost base of the operating segment.

Principal Investments Segment

Principal Investments EBITDA reduced 85.6% from $17.2 million in 2023 to $2.5 million in 2024. In 2023 there was a number of revaluations of holdings in our larger investments following a combination of successful funding rounds and transactions at elevated valuations compared to the start of the financial period, whereas activity in 2024 was relatively muted.

Group Functions

Group Functions costs increased by $9.2 million in 2024, to $26.8 million from $17.6 million in 2023. This increase is driven predominantly by our bonus accrual increase of $5.1 million, increased corporate marketing spend and salary cost increases.

Segmental Analysis

Our key business metrics focus on the financial performance of CoinShares’ Asset Management activities. A variety of metrics are monitored within the operations of CoinShares’ Asset Management activities. Revenues generated, level AUM within the individual product lines and collectively as a platform, and the level of flow seen on the various product suites.

Asset Management Business Metrics — AUM & Flows

(in thousands, unaudited)	Interim period, June 30		Year Ended December 31,
	2025	2024	2024	2023
CoinShares XBT Provider
Beginning of period assets	$3,780,961	$2,380,503	$2,380,503	$1,055,552
(Outflows)/Inflows	(280,840)	(369,340)	(774,130)	(124,970)
Price appreciation/(depreciation)	(49,337)	1,123,241	2,174,588	1,449,921
End of period assets	$3,450,784	$3,134,404	$3,780,961	$2,380,503
Management fees generated	$44,763	$42,337	$85,814	$48,389
Number of products (end of period)	4	4	4	4

CoinShares Physical
Beginning of period assets	$1,701,529	$722,184	$722,184	$154,784
(Outflows)/Inflows	434,810	52,150	164,480	223,180
Price appreciation/(depreciation)	(69,170)	246,327	814,865	344,220
End of period assets	$2,067,169	$1,020,661	$1,701,529	$722,184
Management fees generated	$12,418	$8,895	$21,363	$3,373
Number of products (end of period)	16	15	16	13

CoinShares Valkyrie
Assets at acquisition	$618,356	$210,658	$210,658	n/a
(Outflows)/Inflows	(22,870)	272,180	303,700	n/a
Price appreciation/(depreciation)	(286,821)	(80,712)	103,998	n/a
End of period assets	$308,665	$402,126	$618,356	n/a
Management fees generated	$1,235	$658	$2,137	n/a
Number of products (end of period)	4	4	4	n/a

Block Index
Beginning of period assets	$821,303	$764,133	$764,133	$523,863
(Outflows)/Inflows	(49,750)	(82,255)	(94,310)	63,970
Price appreciation/(depreciation)	245,761	55,759	151,480	176,300
End of period assets	$1,017,314	$737,637	$821,303	$764,133
Management fees generated	$1,197	$1,126	$2,215	$1,787
Number of products (end of period)	1	1	1	1
Total AUM
Beginning of period assets	$6,922,149	$4,077,477	$4,077,477	$1,734,199
(Outflows)/Inflows	81,350	(127,265)	(400,260)	162,180
Price appreciation/(depreciation)	(159,566)	1,344,616	3,244,932	1,970,441
End of period assets	$6,843,933	$5,294,828	$6,922,149	$3,866,820
Management fees generated	$59,613	$53,016	$111,529	$53,549
Blended management fee	0.87%	0.99%	1.61%	1.38%

Composition of AUM
CoinShares XBT Provider	50%	59%	55%	62%
CoinShares Physical	30%	19%	25%	19%
CoinShares Valkyrie	5%	8%	9%	n/a
Block Index	15%	14%	12%	20%
Total	100%	100%	100%	100%

Liquidity and Capital Resources

Our liquidity and capital resources are comprised of a combination of cash and cash equivalents in addition to digital asset holdings in excess of our certificate liabilities.

Summary Cashflow — Comparison for Period Ended June 30, 2025, to Period Ended June 30, 2024

(in thousands, unaudited)	Period Ended June 30,		Change	Percent Change
	2025	2024
	Restated	Restated
Net cash flow generated from/(used in) operating activities	$112,448	$61,357	$51,091	83.3%
Net cash (used in)/generated from investing activities	(1,067)	3,898	(4,965)	(127.4)%
Net cash (used in)/generated from financing activities	(29,098)	(6,057)	(23,041)	(380.4)%
Net increase in cash and cash equivalents	$82,283	$59,198	$23,085	39.0%
Effects of currency translation on cash and cash equivalents	(33,963)	6,229	(40,192)	(645.2)%
Cash and cash equivalents at the beginning of the year	24,915	32,475	(7,560)	(23.3)%
Cash and cash equivalents at the end of the year	$73,235	$97,902	$(24,667)	(25.2)%

Operating activities — Net cash flows generated from/(used in) operating activities increased by $51.1 million or 83.3% to inflows of $112.4 million in the period ended June 30, 2025, compared with inflows of $61.4 million in the period ended June 30, 2024. Net cash generated from operations primarily reflected net sales of digital assets of $428.6 million in the period ended June 30, 2025 versus sales of $705.5 million in the period ended June 30, 2024, and cash outflow from net redemptions of XBT certificate liabilities of $278.2 million in the period ended June 30, 2025, down from $365.8 million in the period ended June 30, 2024. The cash outflow in respect to changes in trade receivables and other assets also reduced from $377.1 million in the period ended June 30, 2024, to $47.9 million in the period ended June 30, 2025.

Investing activities — Net cash generated from investing activities of $3.9 million in the period ended June 30, 2024, predominantly reflects proceeds from our realisation of its holding in investee company 3iQ at the beginning of the year for $5.1 million. In the period ended June 30, 2025, net cash used in investing activities was $1.1 million, primarily comprising an outflow of $0.9 million in respect of intangible asset purchases.

Financing activities — Net cash used in financing activities of $29.1 million for the period ended June 30, 2025, is a $23.0 million increase from the $6.1 million of net cash used in the period ended June 30, 2024. Cash outflows increased due to dividends paid in the period totaling $12.8 million and share buybacks of $10.6 million. In the period ended June 30, 2024, cash used in financing activities was primarily comprised of dividend payments totaling $5.8 million.

Effects of currency translation on cash and cash equivalents — Effects of currency translation on cash and cash equivalents includes a gain of $6.2 million for the period ended June 30, 2024 driven by a modest strengthening of the USD versus EUR/SEK, reflecting our FX-hedging activities undertaken in respect of the EUR/SEK denominated fees within XBT Provider. In contrast, for the period ended June 30, 2025, we recorded a loss of $34.0 million, as the USD weakened more aggressively against EUR/SEK, increasing the translation loss on our hedged positions. These movements are offset by the movement in the Group Companies’ digital asset exposure maintained as part of the XBT note program.

Summary Cashflow — Comparison for Year Ended December 31, 2024, to Year Ended December 31, 2023

(in thousands)	Year Ended December 31,		Change	Percent Change
	2024	2023
	Restated	Restated
Net cash flow generated from/(used in) operating activities	$17,588	$(121,335)	$138,923	(114.5)%
Net cash generated from/(used in) investing activities	3,340	(1,723)	5,063	(293.8)%
Net cash generated used in financing activities	(44,812)	(6,067)	(38,745)	638.6%
Net decrease in cash and cash equivalents	$(23,884)	$(129,125)	$105,241	(81.5)%
Effects of currency translation on cash and cash equivalents	16,324	(1,478)	17,802	(1204.5)%
Cash and cash equivalents at the beginning of the year	32,475	163,078	(130,604)	(80.1)%
Cash and cash equivalents at the end of the year	$24,915	$32,475	$(7,561)	(23.3)%

Operating activities — Net cash flow generated from operating activities increased by $138.9 million to $17.6 million in the year ended December 31, 2024, compared with cash used in operating activities of $121.3 million in the year ended December 31, 2023. Net cash generated from operating activities primarily reflected net sales of digital assets of $1.14 billion in the year ended December 31, 2024 (compared to purchases of $73.4 million in the year ended December 31, 2023) offset by net purchases of digital asset ETPs of $440.7 million (2023: sales of $103.3 million) and cash payments made in respect of net redemptions of CoinShares XBT Provider certificate liabilities of $766.3 million in the year ended December 31, 2024, up from $123.5 million during in the year ended December 31, 2023.

Investing activities — Net cash generated from investing activities of $3.3 million in 2024 predominantly reflects proceeds from our realisation of our holding in investee company 3iQ at the beginning of the year of $5.2 million, offset by intangible asset purchases of $1.5 million. In 2023 net cash generated used in investing activities was $1.7 million, being predominantly driven by intangible asset purchases of $1.5 million.

Financing activities — In the year ended December 31, 2024, we used $44.8 million of cash from financing activities, mainly due to dividends paid in the year totalling $42.0 million. In the year ended December 31, 2023, we used $6.1 million of cash in financing activities, primarily represented by number of share buybacks totalling $5.3 million.

Effects of currency translation on cash and cash equivalents — Effects of currency translation on cash and cash equivalents includes a loss of $1.5 million for the year ended December 31, 2023, primarily driven by a slight weakening of the USD versus EUR/SEK, reflecting our FX-hedging activities undertaken in respect of the EUR/SEK-denominated fees within XBT Provider. In contrast, for the year ended December 31, 2024, we recorded a gain of $16.3 million, as the USD strengthened more materially against EUR/SEK, reducing the translation loss on our hedged positions and resulting in a net gain. These movements are offset by the change in the Group Companies’ digital asset exposure maintained as part of the XBT note program.

Non-GAAP Information

Capital Markets Revenue & Gains (in thousands)	Interim Period Ended June30,		Year Ended December31,
	2025	2024	2024	2023
	unaudited	unaudited	unaudited	unaudited
Other revenue	$20,519	$22,808	$43,599	$34,002
revenue allocated to Capital Markets	—	—	—	160
reversal of valuation loss on digital assets	—	23,898	23,898	1,477,203
gain on digital assets through OCI	(435,107)	1,208,507	2,430,843	126,837
loss on certificate liability	137,403	(1,362,261)	(2,950,574)	(1,733,375)
other operating gains through profit or loss	303,409	145,471	528,593	139,540
digital asset gains designated as treasury	(4,780)	(7,241)	(10,224)	—
digital asset gains allocated to Principal Investments	1,813	(2,371)	(3,427)	(3,452)
Capital Markets Revenue & Gains (non-IFRS)	$23,257	$28,881	$62,708	$40,915

Capital Markets Revenue and Gains is presented as a key performance measure for one of our primary operating segments. The measure is derived from other operating revenue and further incorporates all digital asset-related gains and losses recognised by CoinShares (both through profit or loss and other comprehensive income), and movements on certificate liabilities that are economically hedged by the corresponding assets, these are recognized within our Asset Management segment. By aggregating the impact of these items, Capital Markets Gains and Revenue reflects the net economic effect of our trading activities. We believe that this measure best captures the various activities undertaken by our capital markets operations.

Seasonality

Our results are not materially subject to seasonality fluctuations as our revenues are typically consistent on a quarterly basis throughout the year.

Critical Accounting Estimates and Judgments

The preparation of financial statements under IFRS requires us to make estimates and judgments that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated along with other factors including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Although these estimates and judgements we made were based on the best information available at December 31, 2024, it is possible that events which might take place in the future would require their adjustment in future periods.

Included in Note 3 to our Consolidated Financial Statements included elsewhere in this Registration Statement are the areas that we believe require estimates, judgments and assumptions which have the most significant effect on the amounts recognized in the financial statements.

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 2 (w) — Adoption of New and Revised Standards, to our Consolidated financial statements included elsewhere in this Registration Statement.

Internal Control over Financial Reporting

CoinShares management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

As a public company in Sweden, CoinShares has not been required to document and test its internal controls over financial reporting nor has management been required to certify the effectiveness of its internal controls and its auditors have not been required to opine on the effectiveness of its internal control over financial reporting. Following the Business Combination, Holdco will become subject to Section 404 of the Sarbanes-Oxley Act upon filing its second annual report, which requires public companies to include a report of management on their internal control over financial reporting in certain of its filings. In addition, when Holdco is no longer an emerging growth company, its independent registered public accounting firm must attest to and report on the effectiveness of Holdco’s internal control over financial reporting.

In the course of auditing the CoinShares financial statements as of and for the years ended December 31, 2024 and 2023, CoinShares management and its independent registered public accounting firm identified material weaknesses in the internal control over financial reporting of CoinShares as of December 31, 2024 and 2023. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. As of the Reporting Periods, the material weaknesses identified relate to (i) inadequate design and implementation of internal controls as it relates to the application of IFRS and with our financial reporting processes, including but not limited to accounting for digital assets, accounting for investments in associates, and accounting for share-based payments; (ii) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions, including IT general controls, were either not designed and in place, or not operating effectively. These material weaknesses resulted in restatements of our previously issued financial statements and included additional statement of financial position and other reclassifications during the course of the audit and review processes.

As a result, we are in the process of designing and implementing the following measures to strengthen its financial reporting capabilities and create an internal audit function. We are taking the following actions: (1) we are hiring additional accounting and finance resources with appropriate technical accounting and reporting experience to execute the implementation of key controls related to various financial reporting processes. As of the date of this proxy statement/prospectus, we have enlisted the help of external advisors to provide assistance in the areas of application of IFRS; (2) we intend to improve the documentation of our internal controls over financial reporting, evaluate, test and where applicable remediate deficiencies in its internal controls over financial reporting, including those that operate at a sufficient level of precision and frequency or that evidence the performance of the control and will enlist the help of external advisors to provide assistance in the areas of internal controls over financial reporting in the short term, and evaluate the longer-term resource needs of our accounting staff; and (3) we seek to assess, and, as necessary, design and implement enhancements to such controls and related processes.

As of the date of this proxy statement/prospectus, we are in the early stages of designing and implementing a plan to remediate the material weaknesses identified. For instance, we have planned an assessment of internal control gaps by specialized consultants, as well as the adoption of processes and corrections of controls arising from this evaluation. We note that these remediation efforts will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the timing of when we will be able to fully remediate the material weaknesses is uncertain. While we are working to remediate the material weaknesses as timely and efficiently as possible, at this time we cannot provide an estimate of the time it will take to fully complete this remediation plan.

Quantitative and Qualitative Disclosures about Market Risk

We have in the past, and may in the future, be exposed to certain market risks, including interest rate, foreign currency exchange and financial instrument risks, in the ordinary course of business. Our exposure to interest rate and financial instruments risk was not material as of June 30, 2025 and 2024, and as of December 31, 2024 and 2023. See note 23 to our Consolidated Financial Statements included elsewhere in this Registration Statement.

Material Contractual Obligations/Agreements

Across CoinShares there are several material agreements in place that bring rise to financial obligations. See the section of this proxy statement/prospectus entitled “Information about CoinShares — Infrastructure and Custody Partnerships” for a description of such agreements.

CoinShares XBT Provider Products

The core obligations arising from the issuance of CoinShares XBT Provider products highlight that:

•        investors have the right to request redemption of their XBT products in accordance with the procedures and notice periods set forth in the applicable security and we are obliged to settle redemptions promptly; and

•        the issuer must ensure that the XBT products remain fully exposed to the referenced digital asset (BTC, ETH), by maintaining appropriate hedging and collateral arrangements.

This results in a certificate liability recognized on our Consolidated Statement of Financial Position on an ongoing basis (until note redemption) that is material. Similarly, we must maintain digital asset exposure that is sufficiently liquid to settle such liabilities on demand.

The composition of the liability is as follows:

(in thousands)	June 30, 2025 Unaudited	December 31, 2024	Change	Percent Change
Bitcoin Tracker One	$1,286,451	$1,212,657	$73,794	6.1%
Bitcoin Tracker Euro	1,468,873	1,483,867	(14,994)	(1.0)%
Ether Tracker One	260,519	386,852	(126,333)	(32.7)%
Ether Tracker Euro	451,257	664,705	(213,178)	(32.1)%
Total	$3,467,370	$3,748,081	$(280,711)	(7.5)%

The certificate liability arising from the issuance of the CoinShares XBT Provider products has decreased by $280.7 million or 7.5% from $3,748.1 million as of December 31, 2024, to $3,467.4 million as of June 30, 2025. This has been driven by price movements on the digital assets referenced by the products in issue during the period ended June 30, 2025 equating to a decrease of 34.9% for ETH and net outflow on the product suite over the period ended June 30, 2025 of $308 million, offset by price increases equating to an increase of 15.5% for BTC.

The composition of the liability is as follows:

(in thousands)	December 31,		Change	Percent Change
	2024	2023
Bitcoin Tracker One	$1,212,657	$684,023	$528,634	77.3%
Bitcoin Tracker Euro	1,483,866	849,156	634,710	74.7%
Ether Tracker One	386,853	324,969	61,884	19.0%
Ether Tracker Euro	664,705	525,871	138,834	26.4%
Total	$3,748,081	$2,384,019	$1,364,062	57.2%

The certificate liability arising from the issuance of the CoinShares XBT Provider products has increased by $1,364.1 million or 57.2% from $2,384.0 million as of December 31, 2023, to $3,748.1 million as of December 31, 2024. This has been driven by price increases on the digital assets referenced by the products in issue during the year ended December 31, 2024 equating to an increase of 124% for BTC and 49% for ETH, offset by net outflow on the product suite over the year ended December 31, 2024 of $774.1 million.

CoinShares Physical Products

The core obligations arising from the issuance of CoinShares physical products highlight that:

•        investors have the right to request redemption of their CoinShares physical products in accordance with the procedures and notice periods set out in applicable security and we are obliged to settle redemptions promptly; and

•        the issuer must ensure that the CoinShares physical products remain fully collateralized, holding all assets at a designated custodian.

The composition of the liability is as follows:

(in thousands)	June 30, 2025 Unaudited	December 31, 2024	Change	Percent Change
CoinShares Physical Bitcoin	$1,221,414	$787,336	$434,078	55.1%
CoinShares Physical Ethereum	222,409	284,461	(62,052)	(21.8)%
CoinShares Physical Litecoin	11,057	11,898	(841)	(7.1)%
CoinShares Physical XRP	210,969	146,963	64,007	43.6%
CoinShares Physical Staked Polkadot	8,533	13,395	(4,862)	(36.3)%
CoinShares Physical Staked Tezos	10,718	6,112	4,606	75.4%
CoinShares Physical Staked Solana	129,770	132,416	(2,646)	(2.0)%
CoinShares Physical Chainlink	13,550	16,069	(2,519)	(15.7)%
CoinShares Physical Uniswap	5,586	8,130	(2,543)	(31.3)%
CoinShares Physical Staked Cardano	24,535	32,085	(7,550)	(23.5)%
CoinShares Physical Staked Cosmos	2,551	2,532	19	0.7%
CoinShares Physical Staked Polygon	4,635	7,422	(2,788)	(37.6)%
CoinShares Physical Staked Algorand	12,126	18,386	(6,259)	(34.0)%
CoinShares Physical Top 10 Crypto Market	5,910	3,872	2,038	52.5%
CoinShares Physical Smart Contract Platform	2,883	3,439	(556)	(16.2)%
CoinShares Finanzen.net Top 10 Crypto ETP	18,145	11,364	6,781	59.7%
Total	$1,904,792	$1,485,879	$418,914	28.2%

The certificate liability arising from the issuance of the CoinShares Physical products has increased $418.9 million or 28.2% from $1,485.9 million as of December 31, 2024, to $1,904.8 million as of June 30, 2025. This has been driven by net price increases on the digital assets referenced by the products in issue during the period ended June 30, 2025, and net inflow on the product suite over the period ended June 30, 2025, of $443.8 million.

This results in a certificate liability recognized on our Consolidated Statement of Financial Position on an ongoing basis (until note redemption) that is material. Similarly, we hold a digital asset balance equivalent to the liability at all times. The composition of the liability is as follows:

(in thousands)	December 31,		Change	Percent Change
	2024	2023
CoinShares Physical Bitcoin	$787,336	$384,480	$402,856	104.8%
CoinShares Physical Ethereum	284,461	116,197	168,264	144.8%
CoinShares Physical Litecoin	11,896	5,691	6,205	109.0%
CoinShares Physical XRP	146,963	20,885	126,078	603.7%
CoinShares Physical Staked Polkadot	13,395	5,200	8,195	157.6%
CoinShares Physical Staked Tezos	6,112	3,075	3,037	98.8%
CoinShares Physical Staked Solana	132,416	39,557	92,859	234.7%
CoinShares Physical Chainlink	16,069	4,650	11,419	245.6%
CoinShares Physical Uniswap	8,130	1,701	6,429	377.9%
CoinShares Physical Staked Cardano	32,085	14,352	17,733	123.6%
CoinShares Physical Staked Cosmos	2,532	2,196	336	15.3%
CoinShares Physical Staked Polygon	7,422	6,058	1,364	22.5%
CoinShares Physical Staked Algorand	18,386	5,015	13,371	266.6%
CoinShares Physical Top 10 Crypto Market	3,872	442	3,430	776.0%
CoinShares Physical Smart Contract Platform	3,439	193	3,246	1681.9%
CoinShares Finanzen.net Top 10 Crypto ETP	11,365	—	11,365	n/a
Total	$1,485,879	$609,692	$876,187	143.7%

The certificate liability arising from the issuance of the CoinShares physical products has increased $876.2 million or 143.7% from $609.7 million as of December 31, 2023, to $1,485.9 million as of December 31, 2024. This has been driven by price increases on the digital assets referenced by the products in issue during the year ended December 31, 2024, additional product launches (CoinShares Finanzen.net Top 10 Crypto ETP), and net inflow on the product suite over the year ended December 31, 2024 of $164.5 million.

MANAGEMENT OF HOLDCO AFTER THE BUSINESS COMBINATION

Executive Officers and Directors After the Business Combination

The following table sets forth certain information, as of the date of this proxy statement/prospectus, relating to the executive officers, directors and director nominees of Holdco immediately after the consummation of the Business Combination.

Name	Age	Position	Address
Executive Officers
Jean-Marie Mognetti	41	Chief Executive Officer, President and Director Nominee	2 Hill Street, St Helier, Jersey, JE2 4UA, Channel Islands
Richard Nash	41	Interim Chief Financial Officer	2 Hill Street, St Helier, Jersey, JE2 4UA, Channel Islands
Director and Director Nominees
Daniel Masters	62	Director Nominee	2 Hill Street, St Helier, Jersey, JE2 4UA, Channel Islands
Caroline D. Pham	44	Director Nominee	2 Hill Street, St Helier, Jersey, JE2 4UA, Channel Islands
Paul Grinberg	64	Director Nominee	2 Hill Street, St Helier, Jersey, JE2 4UA, Channel Islands
Christopher D. Myers	63	Director Nominee	2 Hill Street, St Helier, Jersey, JE2 4UA, Channel Islands

____________

(1)      Member of the audit committee, effective upon the consummation of the Business Combination.

(2)      Member of the compensation committee, effective upon the consummation of the Business Combination.

(3)      Member of the nominating and corporate governance committee, effective upon the consummation of the Business Combination.

Executive Officers

Jean-Marie Mognetti.    Jean-Marie Mognetti currently serves as the Chief Executive Officer of CoinShares, a position he has held since March 2017, and is a member of the CoinShares Board of Directors. Mr. Mognetti co-founded CoinShares in 2014. Mr. Mognetti is a seasoned commodity trader, having developed advanced expertise in areas such as quantitative analysis, risk management, and alpha generation. His skills extend to the management of trading programs focused on macroeconomic commodities, including notably cryptocurrencies. Since 2014, he has been recognized as a leading expert in the digital asset sector. Prior to co-founding CoinShares, Mr. Mognetti served as a quantitative trader at Hermes Commodities Fund Managers from October 2009 to March 2011. Mr. Mognetti also serves on the board of directors of Mognetti Partners Limited and Tactiques D’avant-Garde (Jersey) Limited, positions he has held since February 2017 and February 2013, respectively. Mr. Mognetti holds a Master’s degree in Mathematical Trading and Finance from Sir John Cass Business School. At Closing, Mr. Mognetti is expected to serve as Chief Executive Officer and President of Holdco and a director of the Holdco Board. CoinShares and Vine Hill believe that Mr. Mognetti is qualified to serve as a director of the Holdco Board, due to his extensive experience in the digital asset industry.

Richard Nash.    Richard Nash currently serves as the Chief Financial Officer of CoinShares, a position he has held since March 2021. Prior to that, Mr. Nash served as the Chief Operating Officer of CoinShares from September 2019 to March 2021. Prior to joining CoinShares, Mr. Nash held the positions of Director, from May 2018 to September 2019, and Assistant Director, from July 2015 to May 2018, at Cairn Financial Advisers, a financial advisory firm, where he acted as Nominated Adviser to several listed companies, holding the status of Qualified Executive (as granted by the London Stock Exchange). Prior to that, Mr. Nash held positions at Baker Tilly, an advisory, tax and assurance firm, from August 2010 to December 2014. Mr. Nash has over 15 years of experience as a chartered account. Mr. Nash holds Master’s degree in Sinology from School of Oriental and African Studies, University of London. At Closing, Mr. Nash is initially expected to serve as Interim Chief Financial Officer of Holdco following the consummation of the Business Combination. It is anticipated that the Holdco Board will seek to identity suitable candidates with experience in operating a U.S. public company to succeed Mr. Nash as Chief

Financial Officer as soon as practicable following the consummation of the Business Combination. In connection with the appointment of the new Chief Financial Officer, Mr. Nash intends to step down as Chief Financial Officer of Holdco and CoinShares, but will remain at CoinShares and Holdco as a member of the executive team.

Director and Director Nominees

Daniel Masters.    Daniel Masters currently serves as the Chairman of the Board of Directors of CoinShares, a position he has held since December 2021, and also serves as chair of Remuneration Committee of CoinShares. Mr. Masters has served on the Board of Directors of CoinShares since June 2018. Mr. Masters also served as Executive Chairman of CoinShares from April 2017 to December 2021. Mr. Masters has more than 30 years of experience in energy trading. He was the Head of Global Energy Trading for Morgan Guaranty Trust Company (MGT), oversaw several of the trading and risk management functions at the Energy Division of Salomon, Inc., was involved in the establishment of the natural gas and electricity markets in the UK, completed some of the first forward contracts for electricity and was one of the first and most active participants in the market for Contracts for Difference in Europe. Mr. Masters also serves on the Board of Directors of Crypto Composite Limited, a position he has held since March 2018, Satoshipay Limited, a position he has held since April 2019, Stable Mint Ltd., a position he has held since July 2024, and the Tezos Foundation, a position he has held since February 2021. Mr. Masters holds a Bachelor of Science (Honors) in Physics from Exeter University and Master’s degree in Management Science and Operational Research from Imperial College, London. At Closing, Mr. Masters is expected to serve as a director of the Holdco Board. CoinShares and Vine Hill believe Mr. Masters is qualified to serve on the Holdco Board due to his role on the CoinShares board and due to his industry experience.

Caroline D. Pham.    Caroline D. Pham is Chief Legal Officer and Chief Administrative Officer at MoonPay, positions she has held since December 2025. In her role, she oversees MoonPay’s global legal, compliance, regulatory affairs, policy, governance, risk, and enterprise administrative functions, helping strengthen the company’s operating foundation as it scales and expands into new markets and products. An internationally recognized leader across regulation, capital markets, and digital assets, Ms. Pham brings 25 years of experience in law, finance, and technology, including over a decade focused on crypto and blockchain. Prior to joining MoonPay, Ms. Pham served as acting Chairman of the U.S. Commodity Futures Trading Commission (CFTC) from January 2025 to December 2025, where she led an agency of more than 650 employees and oversaw a $365 million budget. She sponsored the CFTC’s Global Markets Advisory Committee. Prior to being named acting Chairman, Ms. Pham served as a commissioner of the CFTC beginning in April 2022. Before the CFTC, Ms. Pham was a Managing Director at Citigroup, where she held senior global leadership roles across Legal, Compliance, Citi Chief Administrative Office, and the Institutional Clients Group. She advised the Citigroup CEO, Board, and clients on strategy, risk, and innovation, served on firm-wide governance committees, and supported major shareholder and earnings communications and corporate disclosures. She also led implementation of enterprise-wide programs and helped shape Citi’s market structure and digital asset strategy, including partnerships, venture capital and strategic equity investments, and product development. She earned a B.A. from UCLA and a certificate from UCLA Anderson School of Management and received her J.D. from The George Washington University Law School, where she served on the Dean’s Advisory Council for the Business and Finance Law Program. She is a member of the Bretton Woods Committee, Life Fellow of the American Bar Foundation, and has held many leadership roles in the American Bar Association and other industry organizations. At Closing, Ms. Pham is expected to serve as a director of the Holdco Board. CoinShares and Vine Hill believe Ms. Pham is qualified to serve on the Holdco Board due to her extensive industry, regulatory and leadership experience.

Paul Grinberg.    Paul Grinberg has served as Non-Executive Chairman of RMG ML SPORTS HOLDINGS since December 2025. Mr. Grinberg currently serves as Chief Executive Officer and Chairman of the board of directors of Mountain Lake Acquisition Corp. (Nasdaq: MLAC), a position he has held since June 2024. He also serves as Chief Executive Officer and Chairman of the board of directors of Mountain Lake Acquisition Corp. II (Nasdaq: MLAA), a position he has held since October 2025. Additionally, Mr. Grinberg serves on the board of directors of TRAK America, a business solution provider, a position he has held since April 2019. Mr. Grinberg currently serves as the Chairman of Axos Financial, Inc., a nationwide, digital-first bank that provides consumer and business banking products through its low-cost distribution channels and affinity partner. He has served as a member of the board of directors of Axos Financial, Inc. since April 2004 and as the Chairman of its board of directors since February 2017. From July 2020 to September 2025, Mr. Grinberg has served on the advisory council of DEVA Capital, an affiliate of Banco Santander, as an alternative investor, specializing in credit across Europe and Latin America. From August 2019 to April 2024, Mr. Grinberg has served as a senior advisor at Flexpoint Ford LLC, a private equity investment firm specializing in the financial services and healthcare industries. From November 2020 to February 2024, Mr. Grinberg served as Chairman of Social Leverage Acquisition Corp. I. From July 2018 to December 2022, Mr. Grinberg served as a senior advisor at Blenheim Chalcot, one of the UK’s largest venture builders. He also serves as a director to several credit funds and private companies. From July 2013 to December 2018 Mr. Grinberg served as a member of the board of directors of Cabot Credit Management. Mr. Grinberg served as President, Executive Vice President and Chief Financial Officer of Encore Capital Group and Chief Financial Officer of Telespectrum Worldwide, Inc. Mr. Grinberg also served as partner and a senior member of the M&A services group at Deloitte, where he was employed for 14 years. He graduated from Columbia Business School with a Master of Business Administration degree and from Yeshiva University with a Bachelor of Arts degree in accounting. At Closing, Mr. Grinberg is expected to serve as a director of the Holdco Board. CoinShares and Vine Hill believe Mr. Grinberg is qualified to serve on the Holdco Board due to his extensive experience as an executive officer, director and advisor to public and private companies.

Christopher D. Myers.    Christopher D. Myers was the President & CEO, CVB Financial Corp until March 2020 and served after that for an extra year as consultant for the firm. Mr. Myers joined Citizens Business Bank in August 2006 as President and Chief Executive Officer. Prior to his tenure at Citizens Business Bank, Chris served as Chairman and Chief Executive Officer of Mellon First Business Bank. He is presently an advisor for three private companies headquartered in Southern California and the UCLA Anderson School of Management’s Fink Center for Finance and Investments. Mr. Myers received his Bachelor of Arts Degree from Harvard University in 1984 and a Master of Business Administration in Finance and Marketing from the University of California at Los Angeles in 1991. At Closing, Mr. Myers is expected to serve as a director of the Holdco Board. CoinShares and Vine Hill believe Mr. Myers is qualified to serve on the Holdco Board due to his extensive experience as an executive officer, director and advisor to financial services companies.

Board of Directors

Composition

Holdco’s business and affairs will be managed under the direction of the Holdco Board. The Holdco Board is expected to include as members the individuals named above as director nominees. The Holdco Board is expected to determine that Caroline D. Pham, Paul Grinberg and Christopher D. Myers qualify as independent in accordance with applicable Nasdaq listing rules. Subject to the terms of the Business Combination Agreement and the Proposed Holdco Memorandum and Articles of Association, the number of directors will be fixed by the Holdco Board and is expected to initially be fixed at five directors.

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Holdco Board to satisfy its oversight responsibilities effectively in light of its business and structure, the Holdco Board expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Pursuant to the Business Combination Agreement and as set forth above, CoinShares has the right to specify two of the initial directors and the remaining three directors, who shall be proposed by Vine Hill (and shall be reasonably acceptable to the Chief Executive Officer and the Chairman of CoinShares) (in each case, except as otherwise agreed by CoinShares and Vine Hill prior to Closing), shall qualify as independent directors.

Director Independence

Under the Nasdaq listing rules, a director is not independent unless the Holdco Board affirmatively determines that the director does not have a direct or indirect material relationship with Holdco or any of its subsidiaries. In addition, the director must not be precluded from qualifying as independent under the per se bars set forth by the Nasdaq listing rules.

Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the Holdco Board is expected to determine that Ms. Pham, Mr. Grinberg and Mr. Myers do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors qualifies as “independent” as that term is defined under the Nasdaq listing rules. In making these determinations, the Holdco Board will consider the relationships that each non-employee director has with Holdco, and all other facts and circumstances that the Holdco Board deems relevant in determining their independence, including the director’s beneficial ownership of Holdco’s securities.

Board Committees

The Holdco Board will have an audit committee and a compensation committee, described below. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules.

Audit Committee

The audit committee is expected to consist of Ms. Pham, Mr. Grinberg and Mr. Myers. The Holdco Board is expected to determine that Mr. Myers satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. The Holdco Board is expected to determine that each of Ms. Pham, Mr. Grinberg and Mr. Myers satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The audit committee will oversee Holdco’s accounting and financial reporting processes. The audit committee will be responsible for, among other things:

•        overseeing the relationship with Holdco’s independent auditors, including:

•        appointing, retaining and determining the compensation of Holdco’s independent auditors;

•        approving auditing and pre-approving non-auditing services permitted to be performed by the independent auditors;

•        discussing with the independent auditors the overall scope and plans for their audits and other financial reviews;

•        reviewing a least annually the qualifications, performance and independence of the independent auditors;

•        reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by Holdco and all other material written communications between the independent auditors and management; and

•        reviewing and resolving any disagreements between management and the independent auditors regarding financial controls or financial reporting;

•        overseeing the internal audit function, including conducting an annual appraisal of the internal audit function, reviewing and discussing with management the appointment of the head of internal audit, at least quarterly meetings between the chairperson of the audit committee and the head of internal audit, reviewing any significant issues raised in reports to management by internal audit and ensuring that there are no unjustified restrictions or limitations on the internal audit function and that it has sufficient resources;

•        reviewing and recommending all related party transactions to the Holdco Board for approval and reviewing and approving all changes to Holdco’s related party transactions policy;

•        reviewing and discussing with management the annual audited financial statements and the design, implementation, adequacy and effectiveness of Holdco’s internal controls;

•        overseeing risks and exposure associated with financial matters; and

•        establishing and overseeing procedures for the receipt, retention and treatment of complaints received from Holdco employees regarding accounting, internal accounting controls or audit matters and the confidential, anonymous submission by Holdco employees of concerns regarding questionable accounting, auditing and internal control matters.

Compensation Committee

Effective upon the consummation of the Business Combination, Holdco’s board of directors intends to establish a compensation committee. It is expected that the compensation committee will consist of Ms. Pham, Mr. Grinberg and Mr. Myers. The compensation committee will have a written charter and will oversee Holdco’s compensation of its executive officers and directors. The compensation committee will assist the board in determining its responsibilities in relation to remuneration, including making recommendations to the board on Holdco’s policy on executive compensation, determining the individual remuneration and benefits package of each of the executive directors and recommending and monitoring the remuneration of senior management below board level, as the board so directs.

Indemnification of Directors and Officers

We intend to enter into separate indemnification agreements with our directors and executive officers at the closing of the Business Combination that may be broader than the specific indemnification provisions contained in the Proposed Holdco Memorandum and Articles of Association. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, liabilities, fines, penalties and amounts paid in settlement incurred by a director or executive officer in any action, suit or proceeding arising out of their services as one of our directors or executive officers.

Arrangements for Election of Directors

Corporate Governance Practices

After the closing of the Business Combination, Holdco will be a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer we will be permitted to comply with corporate governance practices of the laws of Jersey (“Jersey”) (collectively, “Home Country Practice”) instead of certain Nasdaq corporate governance rules, provided that we disclose which requirements we will not follow and the equivalent Home Country Practice that we will comply with instead.

We intend to rely on this “foreign private issuer exemption” in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, which means that we are permitted to follow certain corporate governance rules that conform to Jersey requirements in lieu of many of the Nasdaq corporate governance rules. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Because Holdco will be a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Code of Business Conduct and Ethics

In connection with the Closing, Holdco will adopt a Code of Business Conduct and Ethics (the “Code of Conduct”), applicable to all of its directors, officers and employees. The Code of Conduct will set out Holdco’s fundamental values and standards of behavior that are expected from Holdco’s directors, officers and employees with respect to all aspects of Holdco’s business. The objective of the Code of Conduct will be to provide guidelines for maintaining Holdco’s integrity, reputation and honesty with a goal of honoring others’ trust in Holdco at all times. The Code of Conduct will set out guidance with respect to conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing with third parties, compliance with laws and reporting of any illegal or unethical behavior.

Holdco’s audit committee is responsible for reviewing and evaluating the Code of Conduct periodically and will recommend any necessary or appropriate changes thereto to the board of directors for consideration. The audit committee will also assist Holdco’s Board with the monitoring of compliance with the Code of Conduct and will be responsible for considering any waivers of the Code of Conduct (other than waivers applicable to Holdco’s directors or executive officers, which shall be subject to review by the board of directors as a whole).

A copy of the Code of Conduct will be available on Holdco’s website.

Investment Proposal, Approval, and Oversight Policy

Investment proposals originate from business opportunities, strategic partnerships or through CoinShares’ professional network. All proposed investments are initially reviewed and discussed at the Executive Management Committee level. CoinShares does not operate a standalone investment or product function. Each proposed investment is subject to due diligence procedures. Investment proposals over $0.5 million require approval by the CoinShares Board. Commercial terms of the investment are negotiated by a designated member of the Executive Management Committee. All contractual documentation is subject to review and approval by the CoinShares legal team and is subject to evaluation for potential conflicts of interest. All investments are subject to regulatory, due diligence, conflicts of interest and anti-money laundering (AML) reviews by CoinShares, as applicable. On an ongoing basis, investment valuations and accounting treatments are reviewed on a regular basis as part of the financial reporting process and by the CoinShares Board. Such reviews are informed by information received through investee reporting and/or publicly available sources. Investment sale offers will be considered as exit opportunities arise. The CoinShares Board is notified of any divestment opportunities over $0.5 million and approve of any offers. Upon approval by the CoinShares Board, the legal team will review as required any documentation about divestments, and all relevant documentation will be signed and executed by the Chief Executive Officer.

DESCRIPTION OF SECURITIES OF HOLDCO

A summary of the material provisions governing our Securities is described below. This summary is not complete and should be read together with the Proposed Holdco Memorandum and Articles of Association and the Warrant Agreement, each of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. You are urged to read the Articles and the Warrant Agreement for a complete description of the rights and preferences of our securityholders.

General

Holdco is a private company limited by shares organized under the laws of Jersey and its affairs are governed by the Proposed Holdco Memorandum and Articles of Association and the Jersey Companies Law (each as amended or modified from time to time).

Authorized Shares

The Holdco Ordinary Shares are expected to be listed on Nasdaq under the symbol “CS”.

Key Provisions of the Articles and Jersey Law Affecting Holdco’s Ordinary Shares or Corporate Governance

Voting Rights

All Holdco Ordinary Shares shall be entitled to vote. On a show of hands, every member present (other than by proxy) shall have one vote and on a poll, every member present (including by proxy) shall have one vote for each share of their Holdco shares.

General meetings

Notice of general meetings must be given no earlier than six weeks and no later than three weeks before the general meeting. If an amendment of the Proposed Holdco Memorandum and Articles of Association will be considered at the proposed general meeting, notices must be sent no earlier than six weeks and no later than four weeks prior to the general meeting.

General meetings may be held physically or subject to board approval, persons entitled to attend a general meeting may do so by participating in any means of communication (including communication by electronic means). Virtual attendance may also be permitted at a physical meeting.

Dividends

The right to dividends accrues to the person who is entered as holder of the shares in the share register and recorded in the record register on the record date set by shareholders when they declare a dividend at a general meeting of Holdco shareholders. Dividends may be declared by an ordinary resolution of the shareholders (a resolution of Holdco passed by at least 67% of the votes cast, in person or by proxy, at a general meeting by Holdco shareholders entitled to do so provided such dividend shall not exceed the amount recommended by the directors of Holdco.

Return of capital

Subject to the requirements of the Jersey Companies Law and any additional rights or restrictions attaching to shares, on a winding up of Holdco, the assets available for distribution among the Holdco shareholders shall be apportioned and distributed pro rata according to the number of shares in issue.

The whole or any part of the assets of Holdco may also be divided among the shareholders in-specie (whether or not such assets consist of property of one kind or different kinds). The liquidator (or, where there is no liquidator, the directors) may, for that purpose, value any assets and determine how the division shall be carried out as between the shareholders or vest the whole or any part of the assets of Holdco in trustees upon such trusts for the benefit of the shareholders. However, no shareholder shall be compelled to accept any assets upon which there is a liability.

Transfer of shares

Subject to the Jersey Companies Law, all transfers of shares must be effected using an instrument of transfer. The instrument of transfer must in writing in any usual common form or any form approved by the Directors.

Variation of rights

Changes in shareholders’ rights as set out in the Proposed Holdco Memorandum and Articles of Association require approval by special resolution of Holdco at a general meeting. If the change relates to only a class of shareholders (where there are different classes), such changes will require sanction by special resolution passed at a meeting of that class of shareholders or written consent of shareholders of at least 67% of the issued shares of the relevant class. The conditions for changing shareholders’ rights correspond to the provisions of the Jersey Companies Law.

Share capital and changes in capital

Holdco is a no par value company with no limit on the number of shares which may be issued by the company including where there are different share classes in the capital of Holdco. Subject to the provisions of the Jersey Companies Law, the share capital of Holdco may be amended in any way by a special resolution of the shareholders.

Disclosure of interests

The Jersey Companies Law provides that, notwithstanding a conflict of interest, a director may participate in a transaction if the Proposed Holdco Memorandum and Articles of Association permit it to do so.

Under the Proposed Holdco Memorandum and Articles of Association, the following applies with respect to the directors’ interests. Subject to the provisions of the Jersey Companies Law, as long as a director of Holdco has disclosed the nature and extent of their interest to the board, such director can:

•        be a party to, or otherwise have an interest in, any transaction or arrangement with Holdco or in which Holdco has a direct or indirect interest;

•        be a director, officer or employee of or a party to a transaction or arrangement with, or otherwise interested in, any corporate body in which Holdco has any interest whether direct or indirect;

•        act by themselves or through their firm in a paid professional role for Holdco (other than as auditor); and

•        be a director who has, and is permitted to have, any interest referred to in the above paragraphs can keep any remuneration or other benefit which they derive as a result of having that interest as if they were not a director.

Any disclosure may be made at a meeting of the board, by notice in writing or by general notice or otherwise in accordance with the Jersey Companies Law.

Untraced shareholders

If a shareholder cannot be reached and their dividend remains unclaimed for a period of ten years from the date of declaration, their claim regarding the amount of payment to Holdco remains for ten years. At the end of the ten-year period, the dividend will accrue to Holdco.

Borrowing powers

The written consent of shareholders holding at least 67% of the issued Holdco Ordinary Shares will be required for any borrowings that will require the creation of any charge or other security over any assets or property of Holdco or its subsidiaries which, when aggregated with all other borrowings, would exceed £200,000,000 (excluding borrowings in the ordinary course of business and amounts borrowed from other group companies in Holdco’s corporate group). However, this restriction does not apply to the issuance by Holdco of any corporate or convertible bonds or other debt instruments on an unsecured basis.

Directors

Directors may be appointed or removed by the shareholders by ordinary resolution of the shareholders. Subject to the foregoing, each director shall hold office until they resign, retire, are disqualified, or are otherwise removed in accordance with the Proposed Holdco Memorandum and Articles of Association.

Redemption

Subject to the Jersey Companies law, shares in the capital of Holdco may be converted into shares which are to be redeemed or are liable to be redeemed at the option of Holdco or at the option of the holder on such terms and in such manner as may be determined by special resolution.

Warrants

Each Holdco Warrant will entitle the registered holder to purchase one Holdco Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed herein, at any time commencing 30 days after the completion of the Business Combination, provided that Holdco has an effective registration statement under the Securities Act covering the Holdco Ordinary Shares issuable upon exercise of the Holdco Warrants and a current prospectus relating to them is available (or Holdco permits holders to exercise their Holdco Warrants on a “cashless basis” under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrantholder may exercise its warrants only for a whole number of Holdco Ordinary Shares. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Holdco will not be obligated to deliver any Holdco Ordinary Shares pursuant to the exercise of a Holdco Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Holdco Ordinary Shares underlying the Holdco Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No Holdco Warrant will be exercisable and we will not be obligated to issue Holdco Ordinary Shares upon exercise of a Holdco Warrant unless the Holdco Ordinary Shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Holdco Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Holdco Warrant, the holder of such Holdco Warrant will not be entitled to exercise such Holdco Warrant and such Holdco Warrant may have no value and expire without value to the holder. In no event will we be required to net cash settle any Holdco Warrant. In the event that a registration statement is not effective for the exercised Holdco Warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Holdco Ordinary Share underlying such unit.

Holdco has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of the Business Combination, Holdco will use its commercially reasonable efforts to file with the SEC a registration statement registering, under the Securities Act, the issuance of the Holdco Ordinary Shares issuable upon exercise of the Holdco Warrants. Holdco will use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the Holdco Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Holdco Ordinary Shares are at the time of any exercise of a Holdco Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at its option, require holders of Holdco Warrants who exercise their Holdco Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but Holdco will be required to use its commercially reasonable efforts to register or qualify the issuance of shares under applicable blue sky laws to the extent an exemption is not available. To exercise Holdco Warrants on a cashless basis, each holder would pay the exercise price by surrendering the Holdco Warrants in exchange for a number of Holdco Ordinary Shares equal to the quotient obtained by dividing (x) the product of (i) the number of Holdco Ordinary Shares underlying the Holdco Warrants, and (ii) the excess of the “fair market value” (defined below) over the exercise price of the Holdco Warrants by (y) such fair market value. Solely for the purposes of the preceding sentence, “fair market value” shall mean the 10-day average trading price as of the date on which the notice of exercise is received by the warrant agent.

Redemption of Holdco Warrants

Beginning 30 days after completion of the Business Combination, Holdco may redeem the outstanding Holdco Warrants for cash:

•        in whole and not in part;

•        at a price of $0.01 per Holdco Warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”); and

•        if, and only if, the last reported sale price of the Holdco Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which Holdco sends the notice of redemption to the warrantholders. Holdco will not redeem the Holdco Warrants as described above unless a registration statement under the Securities Act covering the Holdco Ordinary Shares issuable upon exercise of the Holdco Warrants is effective and a current prospectus relating to those Holdco Ordinary Shares is available throughout such 30 trading day period and the 30 day redemption period.

If and when the Holdco Warrants become redeemable by Holdco, Holdco may exercise its redemption right even if Holdco is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the foregoing conditions are satisfied and Holdco issues a notice of redemption of the Holdco Warrants, each warrantholder will be entitled to exercise its Holdco Warrant prior to the scheduled redemption date. However, the price of the Holdco Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) Holdco Warrant exercise price after the redemption notice is issued.

Redemption Procedures

A holder of a Holdco Warrant may notify Holdco in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Holdco Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Holdco Ordinary Shares outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding Holdco Ordinary Shares is increased by a share dividend payable in Holdco Ordinary Shares, or by a subdivision of Holdco Ordinary Shares or other similar event, then, on the effective date of such share dividend, subdivision or similar event, the number of Holdco Ordinary Shares issuable on exercise of each Holdco Warrant will be increased in proportion to such increase in the outstanding Holdco Ordinary Shares. A rights offering to holders of Holdco Ordinary Shares entitling holders to purchase Holdco Ordinary Shares at a price less than the fair market value will be deemed a share dividend of a number of Holdco Ordinary Shares equal to the product of (i) the number of Holdco Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Holdco Ordinary Shares) multiplied by (ii) one (1) minus the quotient of (x) the price per Holdco Ordinary Share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Holdco Ordinary Shares, in determining the price payable for Holdco Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion, (ii) 10-day average closing price means, as of any date, the average last reported sale price of the Holdco Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to such date and (iii) fair market value means the 10-day average closing price the first date on which the Holdco Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Holdco Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Holdco Ordinary Shares on account of such Holdco Ordinary Shares (or other shares into which the Holdco Warrants are convertible), other than (a) as described above,

(b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Holdco Ordinary Shares in connection with a proposed initial business combination, or (d) to satisfy the redemption rights of the holders of Holdco Ordinary Shares in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (A) in a manner that would affect the substance or timing of our obligation to redeem 100% of our Holdco Ordinary Shares if we do not complete our initial business combination within the completion window or (B) with respect to any other provision relating to the rights of holders of our Holdco Ordinary Shares or pre-initial business combination activity, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Holdco Ordinary Share in respect of such event.

If the number of outstanding Holdco Ordinary Shares is decreased by a consolidation, combination, or reclassification of Holdco Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reclassification or similar event, the number of Holdco Ordinary Shares issuable on exercise of each Holdco Warrant will be decreased in proportion to such decrease in outstanding Holdco Ordinary Shares.

Whenever the number of Holdco Ordinary Shares purchasable upon the exercise of the Holdco Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Holdco Ordinary Shares purchasable upon the exercise of the Holdco Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Holdco Ordinary Shares so purchasable immediately thereafter. The warrant agreement provides that no adjustment to the number of the Holdco Ordinary Shares issuable upon exercise of a Holdco Warrant will be required until cumulative adjustments amount to 1% or more of the number of Holdco Ordinary Shares issuable upon exercise of a Holdco Warrant as last adjusted. Any such adjustments that are not made will be carried forward and taken into account in any subsequent adjustment. All such carried forward adjustments will be made (i) in connection with any subsequent adjustment that (taken together with such carried forward adjustments) would result in a change of at least 1% in the number of Holdco Ordinary Shares issuable upon exercise of a Holdco Warrant and (ii) on the exercise date of any Holdco Warrant.

In addition, if (x) we issue additional Holdco Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a New Issuance Price of less than $9.20 per Holdco Ordinary Share (with such issue price or effective issue price to be determined in good faith by our board of directors (including consideration of the market price) and, in the case of any such issuance to our sponsor or its affiliates, without taking into account any founder shares held by our sponsor or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our Holdco Ordinary Shares during the 20 trading day period starting on the trading day following the effective date of the registration statement under the Securities Act covering the issuance of the Holdco Ordinary Shares issuable upon exercise of the Holdco Warrants (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the Holdco Warrants will be adjusted to be equal to 115% of the higher of the Market Value and the New Issuance Price and the $18.00 per share redemption trigger price described below under “Description of Securities — Warrants — Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the New Issuance Price.

In case of any reclassification or reorganization of the outstanding Holdco Ordinary Shares (other than those described above or that solely affects the par value of such Holdco Ordinary Shares), or in the case of any merger or consolidation of us with or into another entity in which any “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) acquires more than 50% of the voting power of the securities, or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety, the holders of the Holdco Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Holdco Warrants and in lieu of our Holdco Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or any such sale or transfer, that the holder of the Holdco Warrants would have received if such holder had exercised their Holdco Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Holdco Ordinary Shares in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Holdco Warrant properly exercises the Holdco Warrant within thirty days following public disclosure of such transaction, the Holdco Warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes warrant value (as defined in the warrant agreement) of the Holdco Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Holdco Warrants when an extraordinary transaction occurs during the exercise period of the Holdco Warrants pursuant to which the holders of the Holdco Warrants otherwise do not receive the full potential value of the Holdco Warrants. The warrant exercise price will not be adjusted for other events.

The Holdco Warrants will be issued in registered form under an amended and restated warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the Holdco Warrants. The warrant agreement provides that the terms of the Holdco Warrants may be amended without the consent of any holder to cure any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the Holdco Warrants and the warrant agreement set forth in this prospectus, but requires the approval by the holders of at least 50% of the then outstanding Holdco Warrants to make generally any change that adversely affects the interests of the registered holders of Holdco Warrants.

The Holdco Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a “cashless basis,” if applicable), by certified or official bank check payable to us, for the number of Holdco Warrants being exercised. The warrantholders do not have the rights or privileges of holders of Holdco Ordinary Shares or any voting rights until they exercise their Holdco Warrants and receive Holdco Ordinary Shares. After the issuance of Holdco Ordinary Shares upon exercise of the Holdco Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York located in the County of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See “Risk Factors — The Vine Hill Warrant Agreement designates and the Amended and Restated Warrant Agreement will designate, the courts of the State of New York located in the County of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the Vine Hill Public Warrants, as applicable, which will limit the ability of Vine Hill Public Warrant holders to obtain a favorable judicial forum for disputes with Holdco.” This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of Holdco Ordinary Shares to be issued to the warrantholder.

COMPARISON OF CORPORATE Governance and ShareholderS’ Rights

Holdco is incorporated under the laws of Jersey and the rights of Holdco shareholders will be governed by the laws of Jersey and the Proposed Holdco Memorandum and Articles of Association. As a result of the Business Combination, Vine Hill shareholders who receive Holdco Ordinary Shares will become shareholders of Holdco and CoinShares’ existing shareholders will receive Holdco Ordinary Shares and become shareholders of Holdco. Thus, following the Business Combination, the rights of Vine Hill shareholders who become Holdco shareholders in the Business Combination will no longer be governed by Cayman Islands law but will instead be governed by the laws of Jersey. Additionally, the rights of Vine Hill shareholders will no longer be governed by the Vine Hill Memorandum and Articles of Association, and the rights of CoinShares’ shareholders will no longer be governed by the CoinShares Memorandum and Articles of Association, and instead will be governed by the Proposed Holdco Memorandum and Articles of Association.

Material differences between the Vine Hill Memorandum and Articles of Association and the Proposed Holdco Memorandum and Articles of Association relate to the election of directors and matters requiring supermajority approval. Under the Vine Hill Memorandum and Articles of Association, directors are elected by a simple majority of the votes cast by shareholders voting in person or by proxy at a general meeting, and under the Proposed Holdco Memorandum and Articles of Association, directors are elected by holders of at least 67% of the votes cast by shareholders voting in person or by proxy, at a general meeting.

Set forth below is a summary comparison of the material differences in the rights of CoinShares’ shareholders as compared with the rights of Holdco’s shareholders. This summary does not purport to be complete and is qualified in its entirety by reference to the constitutional documents of CoinShares and HoldCo and the provisions of applicable Jersey and Swedish laws and regulations and applicable U.S. laws and regulations.

	CoinShares Memorandum and Articles of Association	Proposed Holdco Memorandum and Articles of Association
Authorized Shares; Pre-Emptive rights

Under the CoinShares Memorandum and Articles of Association, the share capital of Coinshares is £99,000, divided into 200,000,000 CoinShares Shares. CoinShares may issue CoinShares Shares (or rights to subscribe for, or other securities of CoinShares convertible into, CoinShares Shares) (such securities, “Equity Securities”) only if CoinShares has provided to each holder of then outstanding CoinShares Shares prior notice of and the right to participate in such issuance on a pro rata basis, except that such obligation will not apply to (i) Equity Securities issued, during any period of two consecutive calendar years, in an amount not to exceed twenty five percent (25%) of the total number of CoinShares Shares outstanding as of 9:00 a.m. on 1st January of such year, pursuant to unanimous approval of the CoinShares Board; (ii) Equity Securities issued in the three years following the adoption of the CoinShares Memorandum and Articles of Association pursuant to any employee incentive or bonus plan or scheme approved by the CoinShares Board (provided such securities do not in the aggregate exceed fifteen percent (15%) of the then outstanding CoinShares Shares); or (iii) Equity Securities issued pursuant to the exercise, and upon the surrender, of any warrants of CoinShares in accordance with their terms.

See Article 4 of the CoinShares Memorandum and Articles of Association.

Under the Proposed Holdco Memorandum and Articles of Association, Holdco will be authorized to issue an unlimited number of Holdco Ordinary Shares. Under the Proposed Holdco Memorandum and Articles of Association, shareholders of Holdco will not have the right to notice of or to participate in subsequent share issuances.

See Article 4 of the Proposed Holdco Memorandum and Articles of Association.

	CoinShares Memorandum and Articles of Association	Proposed Holdco Memorandum and Articles of Association
Certain Matters Requiring Supermajority Approval

The CoinShares Memorandum and Articles of Association include a provision that CoinShares will not, and will cause each subsidiary of CoinShares not to, undertake any of the following actions, whether in a single transaction or series of related transactions, without the consent in writing of not less than sixty-seven percent (67%) of the then outstanding CoinShares Shares: (i) sell, transfer or dispose of any subsidiary of CoinShares or the assets of CoinShares or such subsidiary as would have a material impact upon the operations of CoinShares and its subsidiaries as a whole; (ii) cease a material business of CoinShares or any of its subsidiaries; (iii) present a petition for the winding-up of CoinShares or any of its subsidiaries (other than a subsidiary whose net assets do not exceed £50,000); (iv) make or enter into a material arrangement with or for the benefit of a creditor (except where such creditor is CoinShares or any of its subsidiaries); (v) enter into any material related-party transaction (other than in the normal course of business or on arms’ length commercial terms); (vi) acquire assets or property in excess of £50,000,000 in the aggregate (per transaction); (vii) create any charge or other security over assets or property of CoinShares or any of its subsidiaries to secure indebtedness which would exceed £200,000,000 in the aggregate (other than in the ordinary course of business and disregarding amounts borrowed from CoinShares or another subsidiary of CoinShares); (viii) make any loan or advance in excess of £2,500,000 (other than in the ordinary course of business or to CoinShares or any of its subsidiaries); or (ix) give any guarantee or indemnity pursuant to which Coinshares’s or such subsidiary’s liability would exceed £2,500,000 (other than in the normal course of business or if given in respect of another subsidiary of CoinShares).

See Article 17 of the CoinShares Memorandum and Articles of Association.

Under the Proposed Holdco Memorandum and Articles of Association, there are no equivalent of the reserved matters as set out in the Article 17 of the CoinShares Memorandum and Articles of Association requiring consent of a supermajority of the then outstanding Holdco Ordinary Shares.

Holding Company Structure	CoinShares shareholders hold their equity interests directly in CoinShares.

Holdco will become the publicly U.S. listed parent company of CoinShares. CoinShares will become a wholly owned subsidiary of Holdco. Former CoinShares shareholders will receive Holdco ordinary shares and will no longer hold shares directly in CoinShares. Holdco will have no operations of its own and its ability to pay dividends or make distributions will depend on distributions from CoinShares and/or its subsidiaries. Holdco shareholders will be structurally subordinated to creditors of Holdco’s subsidiaries, including CoinShares.

Vine Hill shareholders and other interested parties are urged to carefully read the relevant provisions of the Proposed Holdco Memorandum and Articles of Association that will be in effect as of consummation of the Business Combination (which form is included as Annex C to this proxy statement/prospectus). However, the Proposed Holdco Memorandum and Articles of Association may change at any time prior to consummation of the Business Combination by mutual agreement of Vine Hill and Holdco or be amended any time after the consummation of the Business Combination by amendment in accordance with their terms. For a summary of the differences between the Vine Hill Memorandum and Articles of Association and the Proposed Holdco Memorandum and Articles of Association please see to the table provided in “The Advisory Organizational Document Proposals.” If the Proposed Holdco Memorandum and Articles of Association are amended, the summary of the differences between the Vine Hill Memorandum and Articles of Association or the CoinShares Memorandum and Articles of Association on the one hand, and the Proposed Holdco Memorandum and Articles of Association on the other hand, may cease to accurately reflect the Proposed Holdco Memorandum and Articles of Association as so amended.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the Closing, Holdco will have Holdco Ordinary Shares authorized and, based on assumptions set out elsewhere in this proxy statement/prospectus, up to 153,066,668 Holdco Ordinary Shares issued and outstanding, assuming no Vine Hill Public Shares are redeemed in connection with the Business Combination and there are no dissenting Vine Hill shareholders. All of the Holdco Ordinary Shares issued in connection with the Business Combination will be freely transferable by persons other than by Holdco’s “affiliates” or Vine Hill’s “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the Holdco Ordinary Shares in the public market could adversely affect prevailing market prices of the Holdco Ordinary Shares. Prior to the Business Combination, there has been no public market for Holdco Ordinary Shares. Holdco has applied for listing of the Holdco Ordinary Shares on Nasdaq, but Holdco cannot assure you that a regular trading market will develop in the Holdco Ordinary Shares.

Lock-up Agreements

Concurrently with the execution and delivery of the Business Combination Agreement, Sponsor and the Key CoinShares Shareholders (collectively, the “Lock-Up Parties” and each, a “Lock-Up Party”) entered into a Lock-Up Agreement, to be effective as of Closing, with Holdco and Vine Hill, pursuant to which the Lock-Up Parties agreed that the Holdco Ordinary Shares received by each such Lock-Up Party will be locked up and subject to transfer restrictions, as described below, subject to certain exceptions. The Holdco Ordinary Shares held by each Lock-Up Party will be locked up until the earlier of (i) six (6) months after the date of the Closing (the “Anniversary Release”) and (ii) the date on which Holdco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of Holdco’s shareholders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property. Beginning on the date that is 90 days after the Closing Date, any CoinShares Shareholder prior to the Business Combination that is subject to a Lock-Up Agreement other than any executive officer, founder or director of Holdco or their respective affiliates, may transfer up to 20% of their respective Holdco Ordinary Shares, so long as the closing sales price of the Holdco Ordinary Shares equals or exceeds $18.00 per share for at least 20 trading days within any 30 consecutive trading day period commencing any time 60 days after the Closing Date. Any CoinShares Shareholder prior to the Business Combination that is subject to a Lock-Up Agreement may transfer all of their respective Holdco Ordinary Shares, so long as the closing sales price of the Holdco Ordinary Shares equals or exceeds $22.00 per share for at least 20 trading days within any 30 consecutive trading day period commencing any time after the Closing Date.

Rule 144

All of Holdco’s Ordinary Shares that will be outstanding upon the completion of the Business Combination, other than those Holdco Ordinary Shares registered pursuant to the Registration Statement on Form F-4 of which this proxy statement/prospectus forms a part, will be “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not and has not been during the three months preceding the sale, an affiliate of Holdco and has beneficially owned Holdco’s restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about Holdco. Persons who are affiliates of Holdco and have beneficially owned Holdco’s restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•        1% of the then outstanding equity shares of the same class which, immediately after the Business Combination, will equal            Holdco Ordinary Shares, including 4,400,001 Holdco Ordinary Shares held by the Sponsor that will be subject to certain lock-up arrangements described above, that are subject to certain lock-up arrangements which Vine Hill’s officers, directors and shareholders entered into in connection with the Vine Hill IPO, as described above; or

•        the average weekly trading volume of Holdco’s Ordinary Shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of Holdco under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about Holdco.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of CoinShares’ employees, consultants or advisors who purchases equity shares from Holdco in connection with a compensatory stock plan or other written agreement executed prior to the completion of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Simultaneously with the Closing, each of Holdco, Vine Hill and the SPAC Sponsor, together with certain other persons listed on the signature pages thereto, will enter into aa Amended and Restated Registration Rights Agreement (pursuant to which, upon completion of the Business Combination, Holdco will grant certain registration rights to the SPAC Sponsor and certain other holders of Holdco Ordinary Shares.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Vine Hill’s Related Person Transactions

On May 28, 2024, the Sponsor purchased an aggregate of 7,666,667 Vine Hill Class B Shares for an aggregate purchase price of $25,000, of which 333,333 were subsequently forfeited following the partial exercise of the underwriters’ over-allotment option in the Vine Hill IPO. The number of Vine Hill Class B Shares issued was determined based on the expectation that the Vine Hill Class B Shares would represent 25% of the outstanding ordinary shares upon completion of the Vine Hill IPO. On September 12, 2024, Vine Hill closed on the underwriters’ partial exercise of their over-allotment option to purchase 2,000,000 Vine Hill Units and as a result of the underwriters’ partial exercise of the over-allotment option, 333,333 Vine Hill Class A Shares were forfeited, resulting in 7,333,334 Vine Hill Class B Shares being outstanding.

The Sponsor purchased an aggregate of 5,500,000 Vine Hill Private Warrants for a purchase price of $1.00 per warrant in the private placement. As such, the Sponsor’s interest in this transaction is valued at $5,500,000. Each Vine Hill Private Warrant entitles the holder thereof to purchase one Vine Hill Class A Share at a price of $11.50 per share, subject to adjustment as provided herein. The Vine Hill Private Warrants (including the Vine Hill Class A Shares issuable upon exercise of the Vine Hill Private Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of the Business Combination.

The Sponsor, officers and directors or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Vine Hill’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Vine Hill’s audit committee will review on a quarterly basis all payments that were made by Vine Hill to the Sponsor, its officers, directors or any of their respective affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on Vine Hill’s behalf.

At the time of the Vine Hill IPO, the Sponsor agreed to loan Vine Hill up to $300,000. These loans were non-interest-bearing, unsecured and were repaid upon completion of the Vine Hill IPO out of the $1,000,000 of offering proceeds that has been allocated for the payment of offering expenses (other than underwriting commissions) not held in the Trust Account.

Commencing on the date on which Vine Hill’s securities were first listed on Nasdaq, Vine Hill began to pay an amount equal to $10,000 per month to an affiliate of the Sponsor for office space, administrative and shared personnel support services.

Commencing on the date on which Vine Hill’s securities were first listed on Nasdaq, Vine Hill began to pay each of Mr. Petruska, its Chief Executive Officer and Mr. Zlotnitsky, its Chief Financial Officer, $33,000 per month for their services prior to the consummation of the Business Combination, of which $16,500 per month is payable on a current basis and the balance will be payable upon the consummation of the Business Combination. In addition, commencing on the date on which Vine Hill’s securities were first listed on Nasdaq, Vine Hill began to pay Mr. Seavers, its Executive Director, director fees of $33,000 per month, all of which will be payable upon consummation of the Business Combination.

Upon completion of the Business Combination or Vine Hill’s liquidation, Vine Hill will cease paying these monthly fees. Accordingly, in the event the consummation of the Business Combination takes the maximum 21 months, the Sponsor’s affiliates will be paid a total of $210,000 ($10,000 per month in either case) and will be entitled to be reimbursed for any out-of-pocket expenses.

In order to finance transaction costs in connection with the Business Combination, the Sponsor or an affiliate of the Sponsor or certain of our directors and officers may, but are not obligated to, loan Vine Hill funds as may be required (“Working Capital Loans”). In the event that the Business Combination does not close, Vine Hill may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of the date of this proxy statement/prospectus, there is an outstanding working capital loan from the Sponsor in the aggregate principal amount of $540,000, which will be forgiven and cancelled for no consideration prior to the effective time of the SPAC Merger.

Vine Hill does not expect to seek loans from parties other than the Sponsor, an affiliate of the Sponsor or its officers and directors, if any, as it does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in its Trust Account.

After the Business Combination, members of Vine Hill’s management team who remain with CoinShares, if any, may be paid consulting, management or other fees from the Combined Company with any and all amounts being fully disclosed to its shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to its shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider the initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive officer and director compensation.

Vine Hill entered into a registration rights agreement with respect to the Vine Hill Class B Shares, Vine Hill Private Warrants and warrants that may be issued upon conversion of working capital loans (and any Vine Hill Class A Shares issuable upon the exercise of the Vine Hill Private Warrants or warrants issued upon conversion of the working capital loans and upon conversion of the Vine Hill Class B Shares).

Sponsor Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, Vine Hill entered into a Sponsor Support Agreement with Sponsor, CoinShares and Holdco (the “Sponsor Support Agreement”), pursuant to which, among other things, Sponsor agreed (i) to vote its Vine Hill Ordinary Shares in favor of the Business Combination and all related transactions and proposals and withhold consent for any action that may result in breach of the Business Combination Agreement or otherwise impair the Closing, (ii) to waive any rights to adjustment or other anti-dilution or similar protections with respect to the rate that the Vine Hill Class B Shares held by Sponsor will convert into Vine Hill Class A Shares in connection with the Business Combination and related transactions, (iii) not to transfer, redeem or cause the redemption of any of the Vine Hill Class B Shares or Vine Hill Class A Shares held by Sponsor prior to or in connection with the consummation of the Business Combination, (iv) to forfeit and surrender the Sponsor Forfeited Shares, (v) to effect the Vine Hill Private Warrant Cancellation, (vi) to consummate the Sponsor Share Conversion one day prior to the Vine Hill Effective Time, (vii) to release any claims against Vine Hill, Holdco, CoinShares and SPAC Merger Sub with respect to any matter arising prior to the Closing, subject to customary exceptions and existing contractual rights and (viii) to cause to be forgiven, for no consideration, any loans made to Vine Hill by Sponsor, any member of Vine Hill or the Sponsor’s respective management teams or any other person. For additional information, please see the section entitled “The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Support Agreement.”

Amended and Restated Registration Rights Agreement

Vine Hill entered into a registration rights agreement with respect to the Vine Hill Class B Shares, Vine Hill Private Warrants and warrants that may be issued upon conversion of working capital loans (and any Vine Hill Class A Shares issuable upon the exercise of the Vine Hill Private Warrants or warrants issued upon conversion of the working capital loans and upon conversion of the Vine Hill Class B Shares). Pursuant to the Business Combination Agreement, at the Closing, Holdco, the Sponsor and certain other Holdco shareholders will enter into the A&R Registration Rights Agreement, Pursuant to the terms of the A&R Registration Rights Agreement, Holdco will be obligated to, among other things, file a registration statement to register the resale of certain securities of Holdco held by the Sponsor and such other securityholders. In addition, pursuant to the terms of the A&R Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Sponsor and such other securityholders may demand at any time or from time to time, that Holdco file a registration statement on Form F-3 (or on Form F-1 if Form F-3 is not available) to register the securities of Holdco held by such holders. The A&R Registration Rights Agreement will also provide the Sponsor and such securityholders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Vine Hill’s Policy for Approval of Related Party Transactions

Vine Hill had not yet adopted a formal policy for the review, approval or ratification of related party transactions prior to the Vine Hill IPO. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.

Vine Hill has adopted a Code of Ethics requiring it to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by its board of directors (or the appropriate committee of its board) or as disclosed in its public filings with the SEC. Under its Code of Ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving Vine Hill.

In addition, Vine Hill’s audit committee, pursuant to its written charter, is responsible for reviewing and approving related party transactions to the extent that Vine Hill enters into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. Vine Hill’s audit committee reviews on a quarterly basis all payments that were made by it to the Sponsor, its officers or directors or its or any of their affiliates.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, Vine Hill agreed not to consummate an initial business combination with an entity that is affiliated with any of the Sponsor, its officers or directors unless it or a committee of independent and disinterested directors, has obtained an opinion from an independent investment banking firm which is a member of FINRA or an independent registered public accounting firm that the initial business combination is fair to Vine Hill from a financial point of view.

CoinShares’ Related Person Transactions

CS2LP and CSGP2L

CoinShares GP II Limited, (“CSGP2L”) is the General Partner to CoinShares Fund II LP (“CS2LP”). CoinShares recognized carried interest as of December 31, 2022, 2023 and 2024 of $6.4 million, $6.9 million and $6.1 million, respectively, which is held as an investment. In the years ended December 31, 2022, 2023 and 2024, CoinShares also settled expenditure on behalf of CS2LP of $8.7 thousand, $3.0 thousand and $0, respectively of which $1.8 thousand, $0 and $0 was outstanding of December 31, 2022, 2023 and 2024, respectively.

CSGP2L also received quarterly an amount of one quarter of two percent of the net asset value of CSF2LP. $0.1 million, $0.2 million and $0.2 million was accrued for this fee, of which $44.3 thousand, $40.8 thousand and $40.6 thousand was outstanding as of December 31, 2022, December 31, 2023, and December 31, 2024, respectively.

CoinShares had control of CSGP2L until April 3, 2025, when it was disposed of in its entirety to a third party. As part of this transaction the Group Companies retain the carried interest due to it as carried interest partner to CS2LP as of December 31, 2024, which is due on dissolution of the underlying Fund. In lieu of any consideration, CoinShares is also entitled to receive 50% of any carried interest earned in excess of the amount held as of December 31, 2024. As of June 30, 2025, the carried interest was valued at $6.5 million and deemed fully recoverable.

Gold Token SA

CoinShares previously held an investment in Gold Token SA (“GTSA”), which it held as an associate as of December 31, 2022 and 2023 due the shares owned by CoinShares (2022: 22.54%, 2023: 22.54%, 2024: 18.57% and June 2025: 17.63%) in StableMint and the significant influence over the entity. It was initially established as joint venture with an investment of CHF 35,000 in 2018. It was initially established as joint venture with an investment of CH 35,000 in 2028. The Group Companies had provided a fixed term interest free loan of CHF100,000, repayable on February 28, 2021. The outstanding amount of CHF100,000 was written off during 2022, as was an equivalent amount due from GTSA to the other former joint venture partner. The Group Companies settled expenditure on behalf of GTSA of $0, $0.3 thousand and $2.1 thousand of which $0, $0 and $0 remained outstanding as of December 31, 2022, December 31, 2023 and December 2024, respectively. As of December 31, 2024, GTSA was held by the Group Companies as an investment. During 2025, the shares held in GTSA were traded for 17.63% of the shares in Stable Mint and as of October 29, 2025, CoinShares no longer holds any ownership interest in GTSA.

Komainu

The Group Companies have an investment in Komainu Holdings Limited (“KHL”) of which Mr. Jean-Marie Mognetti, our Chief Executive Officer and a 10% shareholder, is a director and shareholder. In the year ended December 31, 2022, the Group Companies settled expenditure on behalf of KHL in the year of $24.3 thousand of which $12.1 thousand remained outstanding as of December 31, 2022. In the year ended December 31, 2023, the Group Companies settled expenditure on behalf of KHL of $8.4 thousand (£6.7 thousand) of which $0 remained outstanding as of December 31, 2023. There was no settled expenditure for the year ended December 31, 2024, or for any period thereafter.

The Group Companies have a recharge agreement since 2020 with KHL which allows for KHL to use office facilities of the Group Companies. Under the recharge agreement, for the years ended December 31, 2022, 2023, and 2024, $ 0.2 million, $0.2 million and $0.2 million, respectively, was charged by the Group Companies to KHL. As of December 31, 2022, 2023 and 2024, $13.3 thousand, $14.0 thousand and $13.9 thousand, respectively was outstanding. In the year ended December 31, 2023, previously outstanding expenses of $12.6 thousand were written off by the Group Companies. For the six months ended June 30, 2025, $0.1 million has been charged of which $15.1 thousand is outstanding as of June 30, 2025.

Komainu (Jersey) Limited (“KJL”), a wholly owned subsidiary of KHL provides custodial services to the Group Companies. For the years ended December 31, 2023, and 2024, the Group Companies paid fees to KJL of $1.0 million and $3.7 million respectively. Of such amounts, as of December 31, 2023 and 2024, $0.2 million and $0.4 million was outstanding, respectively. For the six months ended June 30, 2025, KJL charged the Group Companies fees of $2.1 million of which $0.7 million was outstanding as of June 30, 2025.

The Group Companies also settle transactions on behalf of KJL which has fees retained that are required to be returned to KJL. For the year ended December 31, 2022, the Group Companies settled expenditure on behalf of KJL of $0.1 million, of which $0 was outstanding as of December 31, 2022. In the year ended December 31, 2023, fees of $13.2 thousand were returned, of which $0.1 thousand was outstanding as of December 31, 2023. In the year ended December 31, 2022, KJL also settled expenditure on behalf of the Group Companies of $6.6 thousand of which $0 was outstanding as of December 31, 2022.

The Group Companies have a service agreement with KJL which allows for support regarding staking and operations. In the years ended December 31, 2022 and 2023, $13.6 thousand and $6.2 thousand, respectively were charged for the periods. As of December 31, 2022, $13.3 thousand was outstanding. In the year ended December 31, 2023, the Group Companies wrote off the balance as of December 31, 2023. In the year ended December 31, 2023, an additional amount was charged in relation to a staff cost of $8.7 thousand of which $8.9 thousand was outstanding as of December 31, 2023.

Frank Spiteri

In the year ended December 31, 2022, Mr. Frank Spiteri was a person discharging managerial responsibility and a shareholder of the Group Companies. During the year, the Group Companies agreed to a buyback of share options over 171,000 ordinary shares granted to him through the employee incentive plan, at a price of SEK 15 per share on August 12, 2022. This buyback comprised 10% of Mr. Spiteri’s total share options. Mr. Spiteri received $0.3 million for the buyback of the options. Mr. Spiteri’s managerial responsibilities ceased in Q2 2025.

3iQ

3iQ Corp (“3iQ”) which was an investee company of the Group Companies in the years ended December 31, 2022 and 2023, where Meltem Demirors, a person discharging managerial responsibility of the Group Companies during such periods, held a board seat. As of December 31, 2022, the Group Companies held 56,623,841 units of the 3iQ CoinShares Bitcoin ETF and 0 units of the 3iQ CoinShares Ethereum ETF which were valued at $154.6 million and $0 respectively. During the year ended December 31, 2022, the Group Companies received a management fee rebate from 3iQ of $6.7 million of which $0.2 million was receivable by December 31, 2022. During the year ended December 31, 2023, the Group Companies received a management fee rebate from 3iQ of $0.6 million of which $0 was receivable by December 31, 2023. All 3iQ CoinShares Bitcoin certificates were redeemed by the Group Companies during Q1 2023.

Kingdom Trust

As of December 31, 2022, the Group Companies had an investment in SBG 1320, LLC and Choice Fintech Group, LLC (formerly Kingdom Services Holdings LLC) (together, “Kingdom Trust”). The Group Companies manage digital assets loans from the Kingdom Trust. As of December 31, 2022, $7.4 million and digital assets worth $4.2 million were due to the Kingdom Trust by the Group Companies. Digital assets worth $0.7 million were also due to the Group Companies from the Kingdom Trust. During 2023, there was a merger between Choice and WAO Holdings. The Group Companies are entitled to a cash distribution and promissory note repayments as a result of this. At this point, the Group Companies lost significant influence over this investment.

Meltem Demirors

On December 7, 2022, the Group Companies entered an over the counter trade with Meltem Demirors, a person discharging managerial responsibility of the Group Companies, whereby 150,000 USDC was provided to the Group Companies. As of December 31, 2022, $0 remained outstanding from the Group. No further transactions took place.

Shareholders

On January 10, 2023, the Group agreed to enter into block transactions with two shareholders to acquire 196,654 ordinary shares in the capital of the Company, at a price per share equal to SEK 24 resulting in total consideration of SEK 4.7 million ($465 thousand). Of these, 75,000 shares were acquired from a person discharging managerial responsibility, and 121,654 shares were acquired from an entity affiliated with the Group. The transaction was completed on January 13, 2023.

On February 28, 2023, the Group Companies agreed to enter into a block transaction with a shareholder with significant influence to acquire 50,000 ordinary shares in the capital of CoinShares, at a price per share equal to SEK 33 resulting in total consideration of SEK 1.7 million ($0.2 million). The transaction was completed on March 10, 2023.

On March 24, 2023, the Group agreed to enter into a block transaction with a shareholder to acquire 160,000 ordinary shares in the capital of the Company, at a price per share equal to SEK 29 resulting in total consideration of SEK 4.6 million ($0.4 million). The transaction was completed on March 31, 2023.

On May 26, 2023, the Group Companies agreed to enter into a block transaction with a shareholder with significant influence to acquire 358,783 ordinary shares in the capital of CoinShares, at a price per share equal to SEK 30 resulting in total consideration of SEK 10.8 million ($1.0 million). The transaction was completed on June 14, 2023.

Richard Nash

Mr. Richard Nash is a person discharging managerial responsibility and a shareholder of the Group Companies. As of December 31, 2023, the Group Companies held 0.3 BTC on his behalf. During the year ended December 31, 2024, the Group Companies undertook trades on his behalf of $0.2 million. As of December 31, 2024, the Group Companies held 3 BTC ($0.3 million) on his behalf. As of June 30, 2025, the Group Companies held 3 BTC ($0.3 million) on Mr. Nash’s behalf.

Daniel Masters

Mr. Daniel Masters is the Chairman and a shareholder of the Group Companies. During the year ended December 31, 2023, the Group Companies undertook trades on his behalf of 13.91 BTC, 134.10 ETH, 42,773.29 AVT, 258,552.22 USDC, 24,918.07 XTZ and 20,070.60 XRP equating to $0.9 million. During the year ended December 31, 2024, the Group Companies undertook trades on Mr. Masters’ behalf in various assets equating to $7.9 million. During the six months ended June 30, 2025, the Group Companies undertook trades on his behalf equating to $0.6 million.

As of December 31, 2023 and 2024, the Group Companies held no assets owed to Mr. Masters. As of June 30, 2025, the Group Companies held 225,300 XTZ ($0.1 million) owed to Mr. Masters.

As of June 30, 2025, December 31, 2023 and 2024, the Group Companies also held a receivable from Mr. Masters and one other person jointly of $37.2 thousand in relation to an investment that was transferred using the Group Companies as a broker.

Mr. Masters also has a holding in CS2LP. During the year ended December 31, 2023, Mr. Masters transferred $0.1 million of his holding to another Limited Partner. As of December 31, 2023 and 2024, Mr. Masters’ holding in CS2LP was valued at $7.1 million and $6.6 million, respectively. Mr. Masters is paid remuneration in his role as Chairman of the board as disclosed above and in the remuneration report. As at December 31, 2024, $13.1 thousand is payable in relation to his service as Chairman of the board. The Group Companies have also paid amounts on behalf of Mr. Masters which is repaid regularly. The Group Companies have paid $2.1 thousand on his behalf, of which $0.3 thousand is receivable at the year end. There were no outstanding amounts as at December 2022 or 2023.

Jean-Marie Mognetti

Mr. Jean-Marie Mognetti is the Chief Executive Officer of CoinShares and a shareholder of the Group Companies. As of December 31, 2023, the Group Companies held a balance of 30,000 AVT ($22.8 thousand) owed to Mr. Mognetti. During the year ended December 31, 2024, the Group Companies undertook trades on his behalf of $0.3 million. As of December 31, 2024, the Group Companies held 9.08 BTC valued at $0.9 million due to Mr. Mognetti. As of June 30, 2025, the Group Companies held 9.08 BTC ($1.0 million) owed to Mr. Mognetti.

Mr. Mognetti is also a director of Tactiques D’Avant-Garde (Jersey) Limited (“TAG”). During the year ended December 31, 2023, the Group Companies undertook trades on behalf of TAG of 6.50 BTC, equating to $0.2 million. As of December 31, 2023, $0 was outstanding from TAG to the Group Companies. There were no further transactions after this date.

Johan Lundberg

Mr. Johan Lundberg is a non-executive director of the Group Companies. During the year ended December 31, 2023, the Group Companies undertook trades on his behalf of 75,000 USDC and 105,000 USDT, equating to $0.2 million. As of December 31, 2023, the Group Companies held no assets owed to Mr. Lundberg. During the year ended December 31, 2024, the Group Companies undertook trades on his behalf of equating to $0.1 million. As December 31, 2024, the Group Companies held no assets owed to Mr. Lundberg.

StableMint

StableMint Limited is an investment of the Group Companies. StableMint was acquired in 2025 through a share swap with shares owned by CoinShares in GTSA. During the six months ended June 30, 2025, the Group Companies have settled expenditure on behalf of StableMint of $1.8 thousand of which $1.8 thousand remained outstanding as of June 30, 2025. As of October 29, 2025, CoinShares holds approximately 17.63% of Stable Mint as a minority shareholder.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and accompanying footnotes set forth information regarding the beneficial ownership of (i) Vine Hill, as of February 26, 2026 (the “Ownership Date”), prior to the consummation of the Business Combination and (ii) Holdco, as of immediately following the completion of the Business Combination, assuming that no Vine Hill Public Shares are redeemed (the “No Redemption Scenario”) and, alternatively, that all Vine Hill Public Shares are redeemed in connection with the Business Combination (the “Maximum Redemptions Scenario”), with respect to:

•        each person known by Vine Hill to be the beneficial owner of more than 5% of the outstanding Vine Hill Ordinary Shares or Holdco Ordinary Shares on the Ownership Date;

•        each current executive officer of Vine Hill and each member of the Vine Hill Board and all such executive officers and directors as a group; and

•        each person will become an executive officer or director of Holdco upon consummation of the Business Combination and all such executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed above has sole voting and investment power with respect to such shares.

Beneficial ownership of Vine Hill Ordinary Shares is based on 22,000,000 Vine Hill Class A Shares and 7,333,334 Vine Hill Class B Shares issued and outstanding as of February 26, 2026, which includes the Sponsor Forfeited Shares.

If the actual facts are different that these assumption (which they are likely to be), the percentage ownership retained by existing Vine Hill shareholders in Holdco will be different.

Unless otherwise indicated and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned securities.

Pre-Business Combination Beneficial Ownership Table of Vine Hill

Name and Address of Beneficial Owner	Number of Vine Hill Class A Shares Beneficially Owned	Approximate Percentage of Outstanding Vine Hill Class A Shares	Number of Vine Hill Class B Shares Beneficially Owned(1)	Approximate Percentage of Outstanding Vine Hill Ordinary Shares
Vine Hill Capital Sponsor I LLC(2)	—	—	7,333,334	25.0%
Nicholas Petruska(2)	—	—	7,333,334	25.0%
Daniel Zlotnitsky	—	—	—	—
Dean Seavers	—	—	—	—
Gregory Ethridge	—	—	—	—
John Adams	—	—	—	—
All executive officers and directors as a group (5 individuals)	—	—	7,333,334	25.0%
Holders of more than 5% of any class of Vine Hill Capital Investment Corp. outstanding ordinary shares
Harraden Circle Investments, LLC(3)	2,168,279	9.9%	—	7.4%
Alyeska Investment Group, L.P.(4)	1,967,329	8.9%	—	6.7%
Magnetar Financial LLC(5)	1,800,000	8.2%	—	6.1%
Aristeia Capital, L.L.C.(6)	1,514,440	6.9%	—	5.2%

Name and Address of Beneficial Owner	Number of Vine Hill Class A Shares Beneficially Owned	Approximate Percentage of Outstanding Vine Hill Class A Shares	Number of Vine Hill Class B Shares Beneficially Owned(1)	Approximate Percentage of Outstanding Vine Hill Ordinary Shares
First Trust Capital Management L.P.(7)	1,403,738	6.4%	—	4.8%
Highbridge Capital Management, LLC(8)	1,373,824	6.2%	—	4.7%
Barclays PLC(9)	1,103,783	5.0%	—	3.8%
Tenor Capital Management Company, L.P.(10)	1,100,000	5.0%	—	3.8%

____________

(1)      Interests shown consist of 7,333,334 Vine Hill Class B Shares. The Vine Hill Class B Shares will automatically convert into Vine Hill Class A Shares at the time of our initial business combination or at any time prior thereto at the option of the holder thereof, on a one-for-one basis, subject to adjustment.

(2)      Vine Hill Capital Sponsor I LLC is the record holder of the shares reported herein. Nicholas Petruska (“Mr. Petruska”) is the managing member of Vine Hill Capital Sponsor I LLC. As such, Mr. Petruska may be deemed to have or share beneficial ownership of the Vine Hill Class B Shares held directly by Vine Hill Capital Sponsor I LLC. Mr. Petruska disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest Mr. Petruska may have therein, directly or indirectly. Values exclude 5,500,000 Vine Hill Class A Shares that may be purchased by exercising warrants that are not presently exercisable.

(3)      The information in the table above is based solely on information contained in this shareholder’s Schedule 13G filed on February 13, 2026, by or on behalf of (collectively, the “Harraden Reporting Persons”): Harraden Circle Investments, LLC (“Harraden Adviser”), Harraden Circle Investors GP, LP (“Harraden GP”), Harraden Circle Investors GP, LLC (“Harraden LLC”), Harraden Circle Investors, LP (“Harraden Fund”), Harraden Circle Special Opportunities, LP (“Harraden Special Op Fund”), Harraden Circle Strategic Investments, LP (“Harraden Strategic Fund”), Harraden Circle Concentrated, LP (“Harraden Concentrated Fund”), and Frederick V. Fortmiller, Jr. (“Mr. Fortmiller”). Each of Harraden Fund, Harraden Special Op Fund, Harraden Strategic Fund, Harraden Concentrated Fund, and Harraden GP is a Delaware limited partnership. Each of Harraden LLC and Harraden Adviser is a Delaware limited liability company. Mr. Fortmiller is a citizen of the United States of America. The shares reported herein are directly beneficially owned by Harraden Fund, Harraden Special Op Fund, Harraden Strategic Fund, and Harraden Concentrated Fund. Harraden GP is the general partner to Harraden Fund, Harraden Special Op Fund, Harraden Strategic Fund, and Harraden Concentrated Fund, and Harraden LLC is the general partner of Harraden GP. Harraden Adviser serves as investment manager to Harraden Fund, Harraden Special Op Fund, Harraden Strategic Fund, Harraden Concentrated Fund, and other high net worth individuals. Mr. Fortmiller is the managing member of each of Harraden LLC and Harraden Adviser. In such capacities, each of Harraden GP, Harraden LLC, Harraden Adviser and Mr. Fortmiller may be deemed to indirectly beneficially own the shares reported herein directly beneficially owned by Harraden Fund, Harraden Special Op Fund, Harraden Strategic Fund, and Harraden Concentrated Fund. The address of the business office of the Harraden Reporting Persons is 885 Third Avenue, Suite 2600B, New York, NY 10022.

(4)      The information in the table above is based solely on information contained in this shareholder’s Schedule 13G filed on February 17, 2026, by or on behalf of (collectively, the “Alyeska Reporting Persons”): Alyeska Investment Group, L.P., a Delaware limited partnership, Alyeska Fund GP, LLC, a Delaware limited liability company, and Anand Parekh, a citizen of the United States of America, each of which share voting and dispositive power with respect to certain of the reported shares shown above. The address of the business office of the Alyeska Reporting Persons is 77 West Wacker Drive, 7th Floor, Chicago, IL 60601.

(5)      The information in the table above is based solely on information contained in this shareholder’s Schedule 13G filed on November 6, 2024, by or on behalf of Magnetar Financial LLC (“Magnetar Financial”), Magnetar Capital Partners LP (“Magnetar Capital Partners”), Supernova Management LLC (“Supernova Management”) and David J. Snyderman (“Mr. Snyderman”), each of which share voting and dispositive power with respect to certain of the reported shares shown above. The shares reported herein are held for Magnetar Constellation Master Fund, Ltd (“Constellation Master Fund”), Magnetar Xing He Master Fund Ltd (“Xing He Master Fund”), Magnetar SC Fund Ltd (“SC Fund”), Purpose Alternative Credit Fund Ltd (“Purpose Credit Fund”), all Cayman Islands exempted companies; Magnetar Structured Credit Fund, LP (“Structured Credit Fund”) a Delaware limited partnership; Magnetar Alpha Star Fund LLC (“Alpha Star Fund”), Magnetar Lake Credit Fund LLC (“Lake Credit Fund”), Purpose Alternative Credit Fund — T LLC (“Purpose Credit Fund — T”), all Delaware limited liability companies; collectively (the “Magnetar Funds”). Magnetar Financial serves as the investment adviser to the Magnetar Funds and as such, Magnetar Financial exercises voting and investment power over the Shares held for the Magnetar Funds’ accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman. The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(6)      The information in the table above is based solely on information contained in this shareholder’s Schedule 13G filed on February 17, 2026, by or on behalf of Aristeia Capital, L.L.C., a Delaware limited liability company, which serves as the investment manager of and has voting and investment control with respect to the securities held by one or more private investment funds. The address of the business office of Aristeia Capital, L.L.C. is One Greenwich Plaza, Suite 300, Greenwich, CT 06830.

(7)      The information in the table above is based solely on information contained in this shareholder’s Schedule 13G filed on February 13, 2026, by or on behalf of (collectively, the “First Trust Reporting Persons”): First Trust Merger Arbitrage Fund, a series of Investment Managers Series Trust II, an investment company registered under the Investment Company Act of 1940 (“VARBX”), First Trust Capital Management L.P., a Delaware limited partnership (“FTCM”), First Trust Capital Solutions L.P., a Delaware limited partnership and control person of FTCM (“FTCS”), and FTCS Sub GP LLC, a Delaware limited liability company and control person of FTCM (“Sub GP”). FTCM is an investment adviser registered with the SEC that provides investment advisory services to, among others, (i) series of Investment Managers Series Trust II, an investment company registered under the Investment Company Act of 1940, specifically First Trust Multi-Strategy Fund and VARBX (ii) First Trust Alternative Opportunities Fund, an investment company registered under the Investment Company Act of 1940, and (iii) Highland Capital Management Institutional Fund II, LLC, a Delaware limited liability company (collectively, the “Client Accounts”). As investment adviser to the Client Accounts, FTCM has the authority to invest the funds of the Client Accounts in securities (including the shares reported herein) as well as the authority to purchase, vote and dispose of securities, and may thus be deemed the beneficial owner of any shares of the shares reported herein held in the Client Accounts. As of December 31, 2025, VARBX owned 643,428 of the shares reported herein, while FTCM, FTCS and Sub GP collectively owned 760,310 of the shares reported herein. FTCS and Sub GP may be deemed to control FTCM and therefore may be deemed to be beneficial owners of the shares reported herein. No one individual controls FTCS or Sub GP. FTCS and Sub GP do not own any of the shares reported herein for their own accounts. The principal business address of FTCM, FTCS and Sub GP is 225 W. Wacker Drive, 21st Floor, Chicago, IL 60606. The principal business address of VARBX is 235 West Galena Street, Milwaukee, WI 53212.

(8)      The information in the table above is based solely on information contained in this shareholder’s Schedule 13G filed on February 17, 2026, by or on behalf of Highbridge Capital Management, LLC, a Delaware limited liability company and the investment adviser to certain funds and accounts (the “Highbridge Funds”). The Highbridge Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported herein. Highbridge Tactical Credit Master Fund, L.P., a Highbridge Fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the outstanding Vine Hill Class A Shares. The address of the business office of Highbridge Capital Management, LLC is 390 Madison Avenue, 28th Floor, New York, NY 10017.

(9)      The information in the table above is based solely on information contained in this shareholder’s Schedule 13G filed on November 12, 2025, 2026, by or on behalf of Barclays PLC. The address of the business office of Barclays PLC is 1 Churchill Place, London — E14 5HP.

(10)    The information in the table above is based solely on information contained in this shareholder’s Schedule 13G filed on October 3, 2025, by or on behalf of (collectively, the “Tenor Reporting Persons”): Tenor Capital Management Company, L.P., a Delaware limited partnership, Tenor Opportunity Master Fund, Ltd., a company organized in the Cayman Islands, and Robin Shah, a citizen of the United States of America. The shares reported herein are held by Tenor Opportunity Master Fund, Ltd. (the “Master Fund”). Tenor Capital Management Company, L.P. (“Tenor Capital”) serves as the investment manager to the Master Fund. Robin Shah serves as the managing member of Tenor Management GP, LLC, the general partner of Tenor Capital. By virtue of these relationships, the Tenor Reporting Persons may be deemed to have shared voting and dispositive power with respect to the shares owned directly by the Master Fund. The address of the business office of the Tenor Reporting Persons is 810 Seventh Avenue, Suite 1905, New York, NY 10019.

Our sponsor has the right to elect all of our directors prior to the consummation of our initial business combination and to vote to continue our company in a jurisdiction outside the Cayman Islands prior to the completion of our initial business combination as a result of holding all of the Vine Hill Class B Shares. In addition, because of this ownership block, our sponsor may be able to effectively influence the outcome of all matters requiring approval by our shareholders, including amendments to our amended and restated memorandum and articles of association and approval of significant corporate transactions, including our initial business combination.

In addition, our sponsor purchased an aggregate of 5,500,000 Vine Hill Private Warrants at a price of $1.00 per warrant ($5,500,000 in the aggregate) in the private placement that closed simultaneously with the closing of the Vine Hill IPO. Each Vine Hill Private Warrant entitles the holder thereof to purchase one Vine Hill Class A Share at $11.50 per share, which will be converted into the right to purchase one Holdco Ordinary Share following the Business Combination.

The following table and accompanying footnotes set forth information regarding the beneficial ownership of (i) Vine Hill, as of the Ownership Date prior to the consummation of the Business Combination and (ii) Holdco, as of immediately following the completion of the Business Combination, with respect to the persons identified in the narrative disclosure preceding the tabular disclosure immediately above. The expected beneficial ownership of Holdco Ordinary Shares immediately following completion of the Business Combination are presented assuming two scenarios:

•        No Redemption Scenario:    This scenario assumes that no Vine Hill Public Shareholders exercise redemption rights with respect to the Vine Hill Public Shares for a pro rata share of the funds in the Trust Account.

•        Maximum Redemption Scenario:    This scenario assumes that the NTA Proposal is approved and, therefore, does not give effect to the limitation under the Vine Hill Memorandum and Articles of Association that prohibits redemptions in an amount that would cause Vine Hill’s net tangible assets to be less than $5,000,001. Therefore, this scenario assumes that all 22,000,000 Vine Hill Public Shares subject to redemption are redeemed for an aggregate redemption payment of approximately $231.5 million (based on an estimated per share redemption price of approximately $10.52 as of September 30, 2025) from the Trust Account.

Both scenarios assume that there will be an aggregate of 25,455,000 Vine Hill Ordinary Shares issued and outstanding immediately prior to the completion of the Business Combination, which shares will have been exchanged for Holdco Ordinary Shares upon completion of the Business Combination.

Unless otherwise noted in the footnotes to the following table and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned securities. Except as indicated in the footnotes to the table, each of the security holders listed below has sole voting and investment power with respect to Vine Hill Ordinary Shares or Holdco Ordinary Shares owned by such shareholders.

Unless otherwise noted, the business address of each of the following entities or individuals is 2nd Floor, 2 Hill Street, JE2 4UA St Helier Jersey, Channel Islands.

Post-Business Combination Beneficial Ownership Table of Holdco

	No Redemption Scenario		Maximum Redemption Scenario
	Number of Holdco Ordinary Shares	Approximate Percentage of Outstanding Holdco Ordinary Shares	Number of Holdco Ordinary Shares	Approximate Percentage of Outstanding Holdco Ordinary Shares
Name and Address of Beneficial Owner
Directors and Officers of Holdco After the Business Combination
Daniel Masters	21,525,390	14.1%	21,525,390	16.4%
Jean-Marie Mognetti(1)	21,603,691	14.1%	21,603,691	16.5%
Richard Nash	—	—	—	—
Caroline D. Pham	—	—	—	—
Paul Grinberg	—	—	—	—
Christopher D. Myers	—	—	—	—
All executive officers and directors as a group (6 individuals)	43,129,081	28.2%	43,129,081	32.9%
Other Five Percent Holders
Russell Newton	15,002,350	9.8%	15,002,350	11.4%
Alan Howard(2)	14,387,855	9.4%	14,387,855	11.0%

____________

(1)      Interests shown will be held by Mognetti Partners Limited. Jean-Marie Mognetti is the sole director of Mognetti Partners Limited.

(2)      Consists of (i) 12,027,186 Holdco Ordinary Shares that will be held directly by Alan Howard and (ii) 2,360,669 Holdco Ordinary Shares that will be held Brevan Howard Nominee Services on behalf of, and as nominee of Alan Howard. Mr. Howard may be deemed to beneficially own the shares that will be held Brevan Howard Nominee Services on behalf of, and as nominee of Alan Howard. Mr. Howard disclaims beneficial ownership of the shares that will be held by Brevan Howard Nominee Services on behalf of, and as nominee of Alan Howard, except to the extent of his pecuniary interest therein.

MARKET INFORMATION AND DIVIDENDS ON SECURITIES

Vine Hill

Market Price for Vine Hill Securities

The Vine Hill Class A Shares, Vine Hill Units and Vine Hill Public Warrants are currently listed on the Nasdaq Capital Market under the symbols “VCIC”, “VCICU” and “VCICW”, respectively.

The closing price of the Vine Hill Class A Shares, Vine Hill Units and Vine Hill Public Warrants on September 5, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.42, $10.90 and $0.31, respectively. As of            , 2026, the Record Date for the Extraordinary General Meeting, the closing price for the Vine Hill Class A Shares, Vine Hill Units and Vine Hill Public Warrants was $            , $            and $            , respectively.

Holders

As of            , 2026, the Record Date for the Extraordinary General Meeting, there were            holders of record of Vine Hill Class A Shares,            holders of record of Vine Hill Units and            holder of record of Vine Hill Public Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Vine Hill Class A Shares, Vine Hill Units and Vine Hill Public Warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

Vine Hill has not paid any cash dividends on its shares to date and does not intend to pay cash dividends prior to the completion of an initial Business Combination.

CoinShares

Market Price for CoinShares Securities

CoinShares Shares are currently listed on Nasdaq Stockholm under the symbol “CS.”

The closing price of CoinShares Shares on September 5, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, was 132.60 SEK per share. As of            , 2026, the closing price for CoinShares Shares was $            per share.

Holders

As of            , 2026, there were            holders of record of CoinShares Shares. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose CoinShares Shares are held of record by banks, brokers and other financial institutions.

Dividend Policy

CoinShares’ dividend policy stipulates that the annual dividend payment will be between 20% and 40% of CoinShares’ net profit excluding any special dividend payments made during the financial year. The annual dividend payment will be made payable in SEK in four quarterly instalments via the Euroclear Sweden settlement system, subject to an assessment by the CoinShares Board of the financial health and cash requirements of CoinShares prior to each payment being made, in accordance with Companies (Jersey) Law 1991.

Holdco

Market Price for Holdco Securities

Holdco is an entity newly formed to effectuate the Business Combination and there has been no public market for Holdco’s securities. Accordingly, market price information regarding Holdco is not provided because there is no public market for Holdco’s securities.

Holders

As a newly-formed entity, as of the date of this proxy statement/prospectus, there was one holder of Holdco’s securities.

Dividend Policy Following the Business Combination

Following completion of the Business Combination, Holdco’s board of directors will consider whether or not to institute a dividend policy. It is the present intention of Holdco to retain any earnings for use in its business operations and, accordingly, Holdco does not anticipate its board of directors declaring any dividends in the foreseeable future. However, the Holdco Ordinary shares will rank pari passu for dividends from their date of issue.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the Vine Hill Board, any committee chairperson or the non-management directors as a group by writing to the Vine Hill Board or committee chairperson in care of Vine Hill Capital Investment Corp., 500 E. Broward Blvd., Suite 900, Fort Lauderdale, Florida 33394. Following the Closing, such communications should be sent to Holdco at c/o Odysseus Holdings Limited, 2 Hill Street, St. Helier, JE2 4UA, Jersey, Channel Islands. Each communication will be forwarded, depending on the subject matter, to the board of directors of Holdco, the appropriate committee chairperson or all non-management directors.

APPRAISAL RIGHTS

The Cayman Islands Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, Vine Hill Public Shareholders are still entitled to exercise the rights of redemption in respect to their Vine Hill Public Shares as detailed in this proxy statement/prospectus, and the redemption proceeds payable to Vine Hill Public Shareholders who exercise such redemption rights will represent the fair value of those shares. Any Vine Hill Public Shareholder who elects to exercise appraisal rights under Section 238 of the Cayman Islands Companies Act will lose their right to have their Vine Hill Public Shares redeemed in accordance with the Vine Hill Memorandum and Articles of Association. The certainty provided by the redemption process may be preferable for Vine Hill Public Shareholders wishing to exchange their Vine Hill Public Shares for cash.

LEGAL MATTERS

The validity of the Ordinary Shares of Holdco offered by this proxy statement/prospectus and certain other Jersey legal matters will be passed upon for Holdco by Carey Olsen Jersey LLP, 47 Esplanade, St Helier, Jersey, JE1 0BD Channel Islands. Certain legal matters relating to U.S. law will be passed upon for Holdco by White & Case LLP, 1221 Avenue of the Americas New York, New York 10020. Certain legal matters relating to U.S. law will be passed upon for Vine Hill by Paul Hastings LLP.

EXPERTS

The financial statements of Vine Hill Capital Investment Corp. as of December 31, 2024 and for the year ended December 31, 2024 and for the period from May 24, 2024 (inception) through December 31, 2024, included in this proxy statement/prospectus have been audited by Withum Smith+Brown, PC, independent registered public accounting firm, as set forth in their report appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Odysseus Holdings Limited as of 18 September 2025 and for the period from 29 August 2025 (inception) to 18 September 2025, included in this proxy statement/prospectus have been audited by Withum Smith+Brown, PC, independent registered public accounting firm, as set forth in their report appearing elsewhere herein and in the Registration Statement (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the financial statements), given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of CoinShares International Limited as at December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024 included in this proxy statement/prospectus and in the Registration Statement have been so included in reliance on the report of BDO LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

BDO LLP, London, United Kingdom, is a member of the Institute of Chartered Accountants in England and Wales.

Changes in Registrant’s Certifying Accountant

(a) Non-continuation of services of Independent Statutory Auditor

In May 2025, following a competitive bidding process, CoinShares’ Audit Committee recommended to CoinShares’ Board of Directors that BDO LLP (“BDO”) be appointed to replace Baker Tilly Channel Islands Limited (“Baker Tilly”) as registered auditors beginning with the ﬁscal year ending December 31, 2025. At the Annual General Meeting of CoinShares held on June 2, 2025, it was resolved that Baker Tilly be re-elected as CoinShares’ statutory auditor for such period until engagement terms be finalized with BDO, at which point BDO are to be appointed as statutory auditor. On February 11, 2026, BDO were appointed as statutory auditor for the ﬁscal year ending December 31, 2025. The change in statutory auditor is not the result of any disagreement with Baker Tilly.

Baker Tilly previously performed statutory audits of CoinShares’ ﬁnancial statements, prepared under IFRS Accounting Standards as adopted by the United Kingdom, for each of the ﬁscal years ending December 31, 2024 and 2023 in accordance with International Standards on Auditing (UK). Neither Baker Tilly’s reports relating to the audits, nor the historic ﬁnancial statements prepared under IFRS Accounting Standards as adopted by the United Kingdom, are included or incorporated by reference in this Registration Statement and Prospectus. Baker Tilly’s statutory audit reports did not contain an adverse opinion or a disclaimer of opinion, and they were not qualiﬁed or modiﬁed as to uncertainty, audit scope or accounting principles, although Baker Tilly stated in each of their statutory audit reports that:

“This report is made solely to the Members of the Company, as a body, in accordance with Article 113A of the Companies (Jersey) Law 1991, as amended. Our audit work has been undertaken so that we might state to the Members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and its Members, as a body, for our audit work, for this report, or for the opinions we have formed.”

During the fiscal years ended December 31, 2023 and December 31, 2024 and the subsequent interim period through the date of this proxy statement/prospectus, there have been no (i) disagreements (as such term is described in Item 16F of Form 20-F and the related instructions) with Baker Tilly on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements, if not resolved to the satisfaction of Baker Tilly, would have caused Baker Tilly to make reference in connection with their opinion to the subject matter of the disagreement on the consolidated financial statements for such year in its reports, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F.

CoinShares has requested that Baker Tilly furnish a letter addressed to the Securities and Exchange Commission stating whether Baker Tilly agrees with the above statements, and, if not, stating the respects in which it does not agree. A copy of that letter, once received, will be included as Exhibit 16.1 to the Registration Statement on Form F-4 of which this proxy statement/prospectus forms a part.

(b) New Independent Registered Public Accounting Firm

On June 2, 2025, following a competitive tender process, CoinShares’ Audit Committee determined to engage BDO as CoinShares’ independent registered public accounting firm to audit CoinShares’ consolidated financial statements for the two fiscal years ended December 31, 2024 and 2023, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board, which are included elsewhere herein and which forms a part of this proxy statement/prospectus, in accordance with the standards of the United States Public Company Accounting Oversight Board.

During CoinShares’ fiscal years ended December 31, 2023 and December 31, 2024, and the subsequent interim period through June 2, 2025, neither CoinShares, nor anyone acting on its behalf, consulted with BDO regarding:

(i)     the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on CoinShares’ financial statements, and no written report or oral advice was provided that BDO concluded was an important factor considered by CoinShares in reaching a decision as to any such accounting, auditing or financial reporting issue; or

(ii)    any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

TRANSFER AGENT AND REGISTRAR

The transfer agent for Vine Hill’s securities is Continental Stock Transfer & Trust Company. The transfer agent for Holdco’s securities is [•].

DELIVERY OF DOCUMENTS TO shareholders

Pursuant to the rules of the SEC, Vine Hill and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, Vine Hill will deliver a separate copy of the proxy statement/prospectus to any shareholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies of such document. Shareholders receiving multiple copies of the proxy statement/prospectus may likewise request that Vine Hill deliver single copies of the proxy statement/prospectus in the future. Shareholders may notify Vine Hill of their requests by calling or writing Vine Hill at its principal executive offices at 500 E Broward Blvd, Suite 900, Fort Lauderdale, FL 33394 or (954) 848-2859.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Vine Hill Board does not know of any matters that will be presented for consideration at the Extraordinary General Meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the Extraordinary General Meeting or any adjournment or postponement thereof and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

FUTURE SHAREHOLDER PROPOSALS

If the Business Combination is completed, Shareholders will be entitled to attend and participate in the Combined Entity’s annual meetings of Shareholders.

Enforcement of Civil Liabilities

U.S. laws do not necessarily extend either to Holdco or its officers or directors. Holdco is incorporated under the laws of Jersey. A majority of Holdco’s directors and officers will reside outside of the United States. Substantially all of the assets of both Holdco and its directors and officers will be located outside the United States. As a result, it may not be possible for investors to effect service of process on either us or our officers and directors within the United States or to enforce against these persons or Holdco, either inside or outside the United States, a judgment obtained in a U.S. court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any U.S. state.

A judgment of a U.S. court is not directly enforceable in Jersey, but constitutes a cause of action which may be enforced by Jersey courts provided that:

•        the applicable U.S. court had jurisdiction over the case, as recognized under Jersey law;

•        the judgment is given on the merits and is final, conclusive and non-appealable (i.e. the relevant time period for an appeal has lapsed or all appeals have failed);

•        the judgment relates to the payment of a sum of money, not being taxes, fines or similar governmental penalties;

•        the claim giving rise to the judgment was served on the defendant in accordance with local U.S. laws (noting that it can be more difficult to enforce a judgment taken by default as opposed to a judgment which results from a trial on the merits which involved participation by the defendant);

•        the defendant is not immune under the principles of public international law;

•        the same matters at issue in the case were not previously the subject of a judgment or disposition in a separate court;

•        the judgment was not obtained by fraud; and

•        the recognition and enforcement of the judgment is not contrary to public policy in Jersey.

Jersey courts award compensation for the loss or damage actually sustained by the plaintiff. Although punitive damages are generally unknown to the Jersey legal system, there is no prohibition on them either by statute or customary law. Whether a particular judgment may be deemed contrary to Jersey public policy depends on the facts of each case, though judgments found to be exorbitant, unconscionable or excessive will generally be deemed as contrary to public policy. Moreover, certain defendants may qualify for protection under Protection of Trading Interests Act 1980, an act of the U.K. extended to Jersey by the Protection of Trading Interests Act 1980 (Jersey) Order, 1983. This Act provides that a qualifying defendant is not liable for multiple damages, in excess of that required for actual compensation. A “qualifying defendant” for these purposes is a citizen of the U.K. and its Colonies (as defined in the Act), a corporation or other limited liability entity organized under the laws of the U.K., Jersey or other territory for whose international relations the U.K. is responsible or a person conducting business in Jersey.

Jersey courts cannot enter into the merits of the foreign judgment and cannot act as a court of appeal or review over the foreign courts. It is doubtful that an original action based on U.S. federal or state securities laws could be brought before Jersey courts. In addition, a plaintiff who is not resident in Jersey may be required to provide a security bond in advance to cover the potential expected costs of any defendant(s) in respect of a case initiated in Jersey. In addition, we have been further advised by its legal counsel in Jersey, that it is uncertain as to whether the courts of Jersey would entertain original actions or enforce judgments from U.S. courts against us or our officers and directors which originated from actions alleging civil liability where such civil liability arises under U.S. federal or state securities laws. Jersey companies are governed by Jersey Companies Law and must comply with Jersey’s general law which includes statutory law and customary law as well as any regulatory laws which may be applicable to such companies.

NOTICES UNDER JERSEY LAW

Our directors have taken all reasonable care to ensure that the facts stated in this document are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in the document, whether of facts or of opinion. All of the directors accept responsibility accordingly.

A copy of this document has been delivered by Holdco to the registrar of companies in Jersey (the “Jersey Registrar”) in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002, as amended, and the Jersey Registrar has given, and has not withdrawn, his consent to its circulation. The Jersey Financial Services Commission (the “Jersey Commission”) has given, and has not withdrawn, or will have given prior to the issue of the Holdco Ordinary Shares, Holdco Warrants and Holdco shares issuable upon the exercise of the Holdco Warrants and not withdrawn, its consent under Article 4 of the Control of Borrowing (Jersey) Order 1958 to the issue of the foregoing. The Jersey Commission is protected by the Control of Borrowing (Jersey) Law 1947, as amended, against liability arising from the discharge of its functions under that law. It must be distinctly understood that, in giving these consents, neither the Jersey Registrar nor the Jersey Commission takes any responsibility for the financial soundness of Holdco or for the correctness of any statements made, or opinions expressed, with regard to it.

If you are in any doubt about the contents of this document you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser. It should be remembered that the price of securities and the income from them can go down as well as up.

WHERE YOU CAN FIND MORE INFORMATION

Vine Hill files annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Vine Hill’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov. Upon the closing of the Business Combination, Holdco will file annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. You will be able to access information about Holdco following the closing of the Business Combination at the SEC’s web site at http://www.sec.gov.

If you have questions about the Proposals or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card, you should contact the Solicitation Agent at:

You may also contact us at:

Vine Hill Capital Investment Corp.
500 E. Broward Blvd., Suite 900
Fort Lauderdale, Florida 33394
(954) 848-2859

You may also obtain additional information about CoinShares from documents filed with the SEC by following the instructions in the section below entitled “Where You Can Find More Information”.

If you are a shareholder of Vine Hill and would like to request documents, please do so by            , 2026, in order to receive them before the Extraordinary General Meeting. If you request any documents from Vine Hill, Vine Hill will mail them to you by first class mail or another equally prompt means.

All information contained or incorporated by reference in this proxy statement/prospectus relating to Vine Hill has been supplied by Vine Hill, all information relating to CoinShares has been supplied by CoinShares and all information relating to Holdco has been supplied by Holdco. Information provided by one party does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement/prospectus of Vine Hill for the Extraordinary General Meeting. Vine Hill has not authorized anyone to give any information or make any representation about the Business Combination, Vine Hill that is different from or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

JERSEY PROSPECTUS SUPPLEMENT

Concurrently with the execution of the Business Combination Agreement, in connection with a financing effort related to the Business Combination, on September 8, 2025, CoinShares and Holdco entered into the PIPE Subscription Agreement with the PIPE Investor. Subject to the terms and conditions of the PIPE Subscription Agreement, the PIPE Investor agreed to subscribe for and purchase 5,000,000 CoinShares Shares from CoinShares (the “PIPE Shares” and, such investment, the “PIPE Investment”) for a total purchase price of $50,000,000. In consideration of the PIPE Investor’s commitment, CoinShares has agreed, subject to the PIPE Investor’s compliance with its obligations under the PIPE Subscription Agreement, to issue to the PIPE Investor an additional 1,666,667 CoinShares Shares as a commitment fee immediately prior to the effective time of the Scheme of Arrangement (the “Commitment Fee Shares”). Pursuant to the PIPE Subscription Agreement, the PIPE Investor may elect to reduce the number of PIPE Shares that it is obligated to purchase under the PIPE Subscription Agreement by the number of Vine Hill Class A Shares acquired by the PIPE Investor in the open market or in privately negotiated transactions with third parties after the date of the Subscription Agreement and prior to the Extraordinary General Meeting and not submitted for redemption (on a one-for-one basis up to the total amount of PIPE Shares subscribed for under the PIPE Subscription Agreement). Based on the most recent Schedule 13G filed by the PIPE Investor, the PIPE Investor holds 1,967,329 Vine Hill Class A Shares, representing approximately 39.3% of their commitment to purchase 5,000,000 PIPE Investment Shares. There is no assurance that the PIPE Investor will hold this number of Vine Hill Class A Shares, or any other number of Vine Hill Class A Shares, at the time of the Extraordinary General Meeting.

The board of directors of CoinShares is expected to approve the issue of the CoinShares Shares for the PIPE Investment and the CoinShares Shares are expected to be delivered to the PIPE Investor versus payment of the subscription price immediately prior to the Acquisition Effective Time. Following the Acquisition Effective Time, the CoinShares Shares issued to the PIPE Investor in PIPE Investment shall be converted into 6,666,667 Holdco Ordinary Shares.

The Holdco Ordinary Shares to be issued to the PIPE Investor pursuant to the PIPE Investment do not form part of the Holdco Ordinary Shares to be registered under this prospectus.

The PIPE Investment will be exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and in reliance on similar exemptions under applicable state laws. The PIPE Investor represented that it was a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and is acquiring the PIPE Shares as principal for its own account and not with a view to or for distributing or reselling such securities. The PIPE Shares were offered without any general solicitation by the Company or its representatives. The PIPE Shares to be sold and issued in the PIPE Investment have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements of the Securities Act.

A separate resale registration statement allowing the PIPE Investor to sell the Holdco Ordinary Shares received pursuant to the PIPE Investment to the public will be prepared by Holdco and the Jersey Financial Service Commission’s consent pursuant to Article 5 of the Companies (General Provisions) (Jersey) Order 2002 will be sought in connection with the foregoing.

INDEX TO FINANCIAL STATEMENTS

VINE HILL CAPITAL INVESTMENT CORP.

Page
Report of Independent Registered Public Accounting Firm	F-3

Audited Financial Statements:

Balance Sheet as of December 31, 2024	F-4
Statements of Operations for the period May 24, 2024 (inception) through December 31, 2024	F-5
Statements of Changes in Shareholders’ Deficit for the period May 24, 2024 (inception) through December 31, 2024	F-6
Statements of Cash Flows for the period May 24, 2024 (inception) through December 31, 2024	F-7
Notes to Financial Statements	F-8

Unaudited Financial Statements:

Condensed Balance Sheets as of June 30, 2025 (unaudited) and December 31, 2024	F-22
Condensed Statements of Operations for the three and six months ended June 30, 2025 and for the period May 24, 2024 (inception) to June 30, 2024	F-23
Condensed Statements of Changes in Shareholders’ Deficit for the three and six months ended June 30, 2025 and for the period May 24, 2024 (inception) to June 30, 2024	F-24
Condensed Statements of Cash Flows for the six months ended June 30, 2025 and for the period May 24, 2024 (inception) to June 30, 2024	F-25
Notes to Unaudited Condensed Financial Statements	F-26

Condensed Balance Sheets as of September 30, 2025 (unaudited) and December 31, 2024	F-40

Condensed Statements of Operations for the three and nine months ended September 30, 2025, the three months ended September 2024 and for the period from May 24, 2024 (inception) to
September 30, 2024 (unaudited)

F-41

Condensed Statements of Changes in Shareholders’ Deficit for three and nine months ended
September 30, 2025, for the three months ended September 30, 2024 and for the period from
May 24, 2024 (inception) to September 30, 2024 (unaudited)

F-42
Condensed Statements of Cash Flows for the nine months ended September 30, 2025 and for the period from May 24, 2024 (inception) to September 30, 2024 (Unaudited)	F-44
Notes to Unaudited Condensed Financial Statements	F-45

coinshares international Limited

Consolidated financial statements for the years ended December 31, 2024 and 2023

Condensed consolidated financial statements as of and for each of the six-month periods ended June 30, 2025 and 2024 (Unaudited)

ODYSSEUS HOLDINGS LIMITED

For the Period from 29 August 2025 (Inception) to 18 September 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Vine Hill Capital Investment Corp.:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Vine Hill Capital Investment Corp. (the “Company”) as of December 31, 2024, the related statements of operations, changes in shareholders’ deficit, and cash flows for the period from May 24, 2024 (inception) through December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period from May 24, 2024 (inception) through December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024.

/s/ WithumSmith+Brown, PC

New York, New York
March 26, 2025

PCAOB Number 100

VINE HILL CAPITAL INVESTMENT CORP.
BALANCE SHEET
December 31, 2024

ASSETS
Current Assets:
Cash and cash equivalents	$1,088,000
Prepaid expenses	263,000
Total current assets	1,351,000
Investments held in trust account	224,294,000
Total assets	$225,645,000
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$4,000
Accrued expenses	129,000
Deferred compensation – related parties	253,000
Total current liabilities	386,000
Deferred legal fees	521,000
Deferred underwriting payable	7,700,000
Total liabilities	8,607,000
Commitment and contingencies
Class A ordinary shares subject to possible redemption, 22,000,000 shares at redemption value of approximately $10.20	224,294,000
Shareholders’ Deficit
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; none, excluding 22,000,000 Class A ordinary shares subject to redemption	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 7,333,334 shares issued and outstanding	1,000
Additional paid-in capital	—
Accumulated deficit	(7,257,000)
Total shareholders’ deficit	(7,256,000)
Total Liabilities and Shareholders’ Deficit	$225,645,000

The accompanying notes are an integral part of these financial statements.

VINE HILL CAPITAL INVESTMENT CORP.
STATEMENT OF OPERATIONS

For the period from May 24, 2024 (inception) through December 31, 2024
General and administrative expense	$1,065,000
Loss from operations	(1,065,000)
Other income
Income on investments held in trust account	3,194,000
Interest Income from operating account	16,000
Credit for over-allotment option liability expiration	136,000
Other income	3,346,000
Net income	$2,281,000

Weighted average Class A ordinary shares outstanding – basic and diluted	11,270,000
Class A ordinary shares – basic and diluted net income per share	$0.12

Weighted average Class B ordinary shares outstanding –
basic	6,902,000
diluted	7,471,000
Class B ordinary shares – basic net income per share	$0.12
Class B ordinary shares – diluted net income per share	$0.12

The accompanying notes are an integral part of these financial statements.

VINE HILL CAPITAL INVESTMENT CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT
For the period from May 24, 2024 (inception) through December 31, 2024

	Class B Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance as of May 24, 2024 (inception)	—	$—	$—	$—	$—
Issuance of ordinary shares to Sponsor	7,666,667	1,000	24,000	—	25,000
Issuance of 5,500,000 Private Placement Warrants	—	—	5,500,000	—	5,500,000
Estimated fair value of 11,000,000 Public Warrants issued as part of Units sold in the Offering	—	—	1,045,000	—	1,045,000
Allocated value of transaction costs to Public and Private Warrants	—	—	(46,000)	—	(46,000)
Accretion in value of Class A ordinary shares at closing of the Offering	—	—	(6,523,000)	(9,810,000)	(16,333,000)
Over-allotment option exercised	—	—	—	272,000	272,000
Founder shares forfeited on partial exercise of underwriter over-allotment option	(333,333)	—	—	—	—
Net income	—	—	—	2,281,000	2,281,000
Balance as of December 31, 2024	7,333,334	$1,000	$—	$(7,257,000)	$(7,256,000)

The accompanying notes are an integral part of these financial statements.

VINE HILL CAPITAL INVESTMENT CORP.
STATEMENT OF CASH FLOWS
For the period from May 24, 2024 (inception) through December 31, 2024

Cash flows from operating activities
Net income	$2,281,000
Adjustments to reconcile net income to net cash used in operating activities:
Income on investments held in trust account	(3,194,000)
Credit for over-allotment liability exercised and expired	(136,000)
General and administrative expenses paid directly by Founders	16,000
Changes in operating assets and liabilities:
(Increase) in prepaid expenses and other	(264,000)
Increase in accounts payable	4,000
Increase in accrued expenses	129,000
Increase in deferred legal fees	231,000
Increase in deferred compensation – related parties	253,000
Net cash used in operating activities	(680,000)
Cash used in investing activities
Investment of cash into trust account	(221,100,000)
Net cash used in investing activities	(221,100,000)
Cash flows from financing activities
Proceeds from Sponsor Note	150,000
Repay Sponsor Note	(209,000)
Proceeds from sale of Units net of underwriting discounts and reimbursements	218,000,000
Proceeds from sale of Private Placement Warrants	5,500,000
Payment of offering costs	(573,000)
Net cash from financing activities	222,868,000
Net increase in cash	1,088,000
Cash – beginning of period	—
Cash – end of period	$1,088,000
Supplemental disclosure of noncash activities:
Deferred offering costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$9,000
Deferred underwriting payable	$7,700,000
Deferred legal fees	$521,000
Deferred offering costs paid directly by Sponsor through the promissory note	$59,000

The accompanying notes are an integral part of these financial statements.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 1 — Description of Organization and Business Operations

Organization and General

Vine Hill Capital Investment Corp. (the “Company”) was incorporated as a Cayman Islands exempted company on May 24, 2024. The Company was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified. The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the “Securities Act”, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

As of December 31, 2024, the Company had not yet commenced operations. All activity for the period from May 24, 2024 (inception) through December 31, 2024 relates to the Company’s formation and the initial public offering (“Offering”), which is described below. The Company will not generate any operating revenues until after the completion of its initial business combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Offering. The Company has selected December 31 as its fiscal year end.

All dollar amounts are rounded to the nearest thousand dollars.

Sponsor and Offering

The Company’s sponsor is Vine Hill Capital Sponsor I LLC (the “Sponsor”), a limited liability company formed in Delaware. The Company intends to finance its initial business combination with proceeds from the Offering of $220,000,000 of Units (as defined below) (See Note 3) and a private placement of 5,500,000 Private Placement Warrants (as defined below) for an aggregate of $5,500,000 (See Note 4).

During September 2024, in two closings on September 9 and 12, 2024, the Company closed on the Offering of an aggregate 22,000,000 Units at $10.00 per unit (including 2,000,000 Units from the underwriters’ partial exercise of its over-allotment option) (Note 3) and the sale of 5,500,000 private placement warrants (“Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement with our sponsor that closed simultaneously with the Offering on September 9, 2024 (Note 4). Upon the closing of the Offering (including the partial exercise of the underwriters’ over-allotment option) and private placement, $221,100,000 has been placed in a trust account.

The Trust Account

The funds in the trust account are to be invested only in U.S. government treasury bills with a maturity of one hundred eighty-five (185) days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940 and that invest only in direct U.S. government obligations and may at any time be held as cash or cash items, including in demand deposit accounts at a bank. Funds will remain in the trust account until the earlier of (i) the consummation of the initial business combination or (ii) the distribution of the trust account proceeds as described below. The remaining proceeds outside the trust account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company’s amended and restated memorandum and articles of association provides that, other than the permitted withdrawals (as defined below), if any, none of the funds held in the trust account will be released until the earlier of (i) the completion of the initial business combination; (ii) the redemption of any Class A ordinary shares, $0.0001 par value, of the Company (the “Public Shares”), that have been properly submitted in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association (A) in a manner that would modify the substance or timing of its obligation to redeem the Public Shares in connection with the initial business combination or to redeem 100% of the Public Shares if the Company does not complete an initial business combination within 21 months from the closing of the Offering or (B) with respect to any other provision relating to the rights of holders of the Public Shares or pre-initial business combination activity; and

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 1 — Description of Organization and Business Operations (cont.)

(iii) the redemption of 100% of the Public Shares if the Company is unable to complete an initial business combination within 21 months from the closing of the Offering (subject to the requirements of law). The proceeds deposited in the trust account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating an initial business combination. The initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on income earned on the trust account) at the time of the agreement to enter into the initial business combination. Furthermore, there is no assurance that the Company will be able to successfully effect an initial business combination.

The Company, after signing a definitive agreement for an initial business combination, will either (i) seek shareholder approval of the initial business combination at a meeting called for such purpose in connection with which shareholders may seek to redeem their shares, regardless of whether they vote for or against the initial business combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the trust account (net of amounts withdrawn to pay taxes, other than excise taxes, if any (“permitted withdrawals”)), or (ii) provide shareholders with the opportunity to sell their Public Shares to the Company by means of a tender offer (and thereby avoid the need for a shareholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the initial business combination, including interest less permitted withdrawals. The decision as to whether the Company will seek shareholder approval of the initial business combination or will allow shareholders to sell their Public Shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek shareholder approval, unless a vote is required by law or under Nasdaq rules.

Pursuant to the Company’s amended and restated memorandum and articles of association if the Company is unable to complete the initial business combination within 21 months from the closing of the Offering, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned (which interest shall be net of permitted withdrawals for taxes, if any, and up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish the holders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The Sponsor, officers and directors will not be entitled to rights to liquidating distributions from the trust account with respect to any Founder Shares (as defined below) held by them if the Company fails to complete the initial business combination within 21 months of the closing of the Offering. However, if the Sponsor and management team acquire Public Shares in or after the Offering, they will be entitled to liquidating distributions from the trust account with respect to such shares if the Company fails to complete the initial business combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of the Company after an initial business combination, the Company’s shareholders are entitled to share ratably in all assets remaining available for distribution after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 1 — Description of Organization and Business Operations (cont.)

The Company’s shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that the Company will provide its shareholders with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, upon the completion of the initial business combination, subject to the limitations described herein.

Risks and Uncertainties

The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Any of the above-mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect the Company’s search for an initial business combination and any target business with which the Company may ultimately consummate an initial business combination.

Liquidity and Capital Resources

During September 2024, the Company closed on the Offering of its Class A ordinary shares and the simultaneous sale of Private Placement Warrants resulting in an increase in its liquidity. As of December 31, 2024, the Company had cash and cash equivalents balance of approximately $1,088,000 and working capital of approximately $1,218,000 (which excludes $253,000 of deferred compensation that is not payable until closing of an initial business combination). Further, the Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Codification (“ASC”) 205-40, “Going Concern,” as of December 31, 2024, management has determined that the Company has sufficient funds for the working capital needs of the Company until a minimum of one year from the date of issuance of these financial statements. The Company cannot assure that its plans to consummate an initial business combination will be successful.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company are presented in U.S. dollars and has been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 2 — Summary of Significant Accounting Policies (cont.)

Emerging Growth Company

As an emerging growth company, the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months or less when acquired to be cash equivalents. The Company’s cash equivalents included approximately $1,088,000 invested in a money market fund with a financial institution as of December 31, 2024.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times may exceed the Federal Deposit Insurance Corporation coverage of $250,000. Any loss incurred or lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations and cash flows.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 2 — Summary of Significant Accounting Policies (cont.)

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging.” For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statement of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The underwriters’ over-allotment option was deemed to be a freestanding financial instrument indexed on the shares subject to redemption and were accounted for as a liability pursuant to ASC 480 because it was not fully exercised at the time of the Offering. Upon the partial exercise of the over-allotment option to purchase 2,000,000 Units, and the forfeiture of the remaining option to purchase 1,000,000 Units, this liability was removed and credited to over-allotment liability exercised (equity) and operations — other income (for the expired portion) in the accompanying statement of operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgement. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin Topic 5A — “Expenses of Offering.” Deferred offering costs consist principally of professional and registration fees that are related to the Offering. FASB ASC470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Offering proceeds from the Units between Class A ordinary shares and warrants, using the residual method by allocating Offering proceeds first to assigned value of the warrants and then to the Class A ordinary shares. Offering costs allocated to the Class A ordinary shares are charged to temporary equity, offering costs allocated to the Public and Private Placement Warrants are charged to shareholders’ equity.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 2 — Summary of Significant Accounting Policies (cont.)

Offering costs amounted to approximately $10,632,000, consisting of $4,000,000 of upfront discount to the underwriters, $7,700,000 of deferred underwriting fees, and $932,000 of other offering costs, offset by a reimbursement from the underwriters of $2,000,000. Approximately $46,000 of such costs were allocated to the Public Warrants (as defined below) and Private Placement Warrants and the remainder, approximately $10,586,000 was allocated to Class A ordinary shares subject to redemption.

Net Income per Ordinary Share

The Company complies with the accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The net income per ordinary share is computed by dividing net income or loss applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period plus, to the extent dilutive, the incremental number of ordinary shares to settle the warrants, as calculated using the treasury stock method.

The Company has not considered the effect of the warrants sold in the Offering and private placement to purchase an aggregate of 16,500,000 Class A ordinary shares in the calculation of diluted income per share because their inclusion would be anti-dilutive under the treasury stock method and are contingent on future events. As a result, the diluted income per Class A ordinary share is the same as basic income per ordinary share for the periods presented.

The Company has two classes of ordinary shares, the Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata among the two classes of ordinary shares. The net income per ordinary share is calculated by dividing the net income by the weighted average number of ordinary shares outstanding during the respective period. The changes in redemption value that are accreted to Class A ordinary shares subject to redemption (see below) are representative of fair value and, therefore, are not factored into the calculation of earnings per share.

The following tables reflect the net income per ordinary share after allocating income between the shares based on outstanding shares:

	Period from May 24, 2024 (inception) through December 31, 2024
	Class A	Class B
Numerator:
Basic and diluted net income (loss) per ordinary share:
Allocation of income (loss) –
Basic	$1,415,000	$866,000
Diluted	$1,372,000	$909,000
Denominator:
Weighted average ordinary shares:
Basic	11,270,000	6,902,000
Diluted	11,270,000	7,471,000

Net income (loss) per ordinary share –
Basic	$0.12	$0.12
Diluted	$0.12	$0.12

Class A Ordinary Shares Subject to Possible Redemption

As discussed in Note 3, all of the 22,000,000 Public Shares sold as part of Units in the Offering (including the partial exercise of the underwriters’ over-allotment option) contain a redemption feature which allows for the redemption of Public Shares if the Company holds a shareholder vote or there is a tender offer for shares in connection with an initial business combination. In accordance with FASB ASC 480, redemption provisions not solely within the

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 2 — Summary of Significant Accounting Policies (cont.)

control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of FASB ASC 480. Although the Company did not specify a maximum redemption threshold, its charter provides that in no event will it redeem its Public Shares in an amount that would cause its net tangible assets (i.e., total assets less intangible assets and liabilities) to be less than $5,000,001 upon the closing of an initial business combination.

While redemptions cannot cause the Company’s net tangible assets to fall below $5,000,000, all Class A ordinary shares are redeemable and classified as such on the Company’s balance sheet until such time as a redemption event, or business combination, takes place. As of December 31, 2024, the value of Class A ordinary shares that may be redeemed is equal to approximately $10.20 per share.

The Company recognizes changes immediately as they occur and adjusts the carrying value of the securities at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Class A ordinary shares are affected by adjustments to accumulated deficit. Accordingly, as of December 31, 2024, all of the 22,000,000 Public Shares were classified outside of permanent equity. Class A ordinary shares subject to possible redemption consist of:

	Dollars	Shares
Gross proceeds of Offering	$220,000,000	22,000,000
Less: Proceeds allocated to Public Warrants	(1,045,000)	—
Proceeds allocated to over-allotment option	(408,000)	—
Offering costs	(10,586,000)	—
Plus: Accretion of carrying value to redemption value	16,333,000	—
Class A ordinary shares subject to possible redemption as of December 31, 2024	$224,294,000	22,000,000

Warrant Instruments

The Company has accounted for the Public and Private Placement Warrants issued in connection with the Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging.” Accordingly, the Company evaluated and has classified the warrant instruments under equity treatment at their assigned values. There are currently Public or Private Placement Warrants currently outstanding to purchase an aggregate of 16,500,000 ordinary shares as of December 31, 2024.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2024, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 2 — Summary of Significant Accounting Policies (cont.)

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.

Recent Accounting Standards

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating officer decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 as required for the year ended December 31, 2024. The adoption requires the Company to provide additional disclosures, but otherwise it does not materially impact the financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Offering

In two closings on September 9 and 12, 2024, the Company sold an aggregate 22,000,000 Units at a price of $10.00 per Unit for a total of $220,000,000 (including 2,000,000 Units as a partial exercise of the underwriters’ over-allotment option to purchase up to an additional 3,000,000 Units) (the “Units”). Each Unit consists of one Public Share and one-half of one warrant (each, a “Public Warrant” and collectively, the “Public Warrants”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustments (see Note 8). The Company allocated approximately $1,045,000 of the Offering proceeds to the estimated fair value of the Public Warrants using a Monte Carlo model (a Level 3 input) using the following assumptions:

Share price	$10.00
Expected term (in years)	7
Volatility	4.7%
Risk free rate	3.63%

The Company granted the underwriters a 45-day option to purchase up to 3,000,000 additional Units to cover any over-allotments at the Offering price less the underwriting discounts and commissions. The Company closed on the underwriters’ exercise of their option to purchase 2,000,000 Units on September 12, 2024. The underwriters forfeited the option to purchase the remaining 1,000,000 Units. The Units that were issued in connection with the over-allotment option are identical to the Units issued in the Offering. The Company considers the over-allotment option a derivative instrument and has recorded it at its estimated fair value of $408,000 in the accompanying balance sheet. The over-allotment liability was satisfied and extinguished upon the partial exercise and forfeiture in September 2024 and

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 3 — Offering (cont.)

the relief of the liability was credited to over-allotment liability exercised (equity) and operations — other income (for the expired portion) in the accompanying statement of operations. Estimated fair value at inception was determined using a Black-Scholes model (a Level 3 input) using the following assumptions:

Share price	$10.00
Expected term (in years)	0.12
Volatility	7.09%
Daily treasury yield curve	5.50%

The following table shows the changes in the fair value of the Company’s Level 3 financial instruments that are measured at fair value on a recurring basis:

Over-allotment Option liability
Fair value as of May 24, 2024 (inception)	$—
Initial measurement of over-allotment option liability as of September 9, 2024	408,000
Credit to extinguish over-allotment liability in connection with partial exercise and forfeiture	(408,000)
Fair value of over-allotment liability as of December 31, 2024	$—

See Note 5 regarding the related reduction for forfeited Founder Shares.

Note 4 — Private Placement

Simultaneously with the closing of the Offering on September 9, 2024, the Sponsor purchased an aggregate of 5,500,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant in a private placement. Each Private Placement Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustments. Each Private Placement Warrant will become exercisable 30 days after the completion of the initial business combination and will expire after five years. If the initial business combination is not completed within 21 months from the closing of the Offering, the proceeds from the sale of the Private Placement Warrants held in the trust account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law).

Note 5 — Related Party Transactions

Founder Shares

In May 2024, the Company issued an aggregate of 7,666,667 Class B ordinary shares, $0.0001 par value (the “Founder Shares”), in exchange for a $25,000 payment (approximately $0.0033 per share) from the Sponsor to cover certain expenses on behalf of the Company. As used herein, unless the context otherwise requires, “Founder Shares” shall be deemed to include the Class A ordinary shares issuable upon conversion thereof. The Founder Shares are identical to the Public Shares included in the Units being sold in the Offering except that the Founder Shares automatically convert into Public Shares at the time of the initial business combination (with such conversion taking place immediately prior to, simultaneously with, or immediately following the time of the initial business combination, as may be determined by the directors of the Company) or earlier at the option of the holder and are subject to certain transfer restrictions, as described in more detail below. In addition, prior to the closing of the initial business combination, only holders of the Founder Shares had the right to vote on the appointment or removal of directors and on continuing the company in a jurisdiction outside of the Cayman Islands. The Sponsor agreed to forfeit up to an aggregate of 1,000,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters so that the Founder Shares will represent 25% of the Company’s issued and outstanding ordinary shares after the Offering. On September 12, 2024, the Company closed on the underwriters’ partial exercise of their over-allotment option to purchase 2,000,000 Units. The underwriters forfeited their option to purchase the remaining 1,000,000 Units. As such, 333,333 Founder Shares were forfeited, resulting in 7,333,334 Founder Shares being outstanding after the partial exercise of the underwriters’ over-allotment option at December 31, 2024. The

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 5 — Related Party Transactions (cont.)

Sponsor is not entitled to redemption rights with respect to any Founder Shares and any Public Shares held by the Sponsor in connection with the completion of the initial business combination. If the initial business combination is not completed within 21 months from the closing of the Offering, the Sponsor will not be entitled to rights to liquidating distributions from the trust account with respect to any Founder Shares held by it.

The Sponsor has agreed not to transfer, assign or sell any of its Founder Shares until the earlier to occur of (A) six months after the completion of the initial business combination or (B) subsequent to the initial business combination (the date on which the Company consummates a transaction which results in the shareholder having the right to exchange its shares for cash, securities, or other property), in each case, subject to certain limited exceptions.

Registration Rights

The holders of Founder Shares, Private Placement Warrants (and their underlying securities) and warrants that may be issued upon conversion of working capital loans (and their underlying securities), if any, and any Class A ordinary shares issuable upon conversion of the Founder Shares and any Class A ordinary shares held by the initial shareholders at the completion of the Offering or acquired prior to or in connection with the initial business combination, are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the registration statement for the Offering. These holders are entitled to make up to three demands and have “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Administrative Support Agreement

Commencing on the date on which the securities were first listed on the Nasdaq Global Market in September 2024, the Company agreed to reimburse the Sponsor or an affiliate thereof in an amount equal to $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the initial business combination or the Company’s liquidation, the Company will cease paying these monthly fees. Approximately $38,000 was charged to operations during the period from May 24, 2024 (inception) to December 31, 2024 for this agreement and no amounts were payable at December 31, 2024.

Executive Officer and Director Compensation

Also, commencing on the date on which the securities were first listed on the Nasdaq Global Market, in September 2024, the Company agreed to compensate each of its Chief Executive Officer and Chief Financial Officer $33,000 per month for their services prior to the consummation of the Company’s initial business combination, of which $16,500 per month is payable on a current basis and the balance is payable upon the completion of the Company’s initial business combination. In addition, the Company agreed to pay its Executive Director director fees of $33,000 per month, all of which is payable upon the completion of the Company’s initial business combination. Approximately $380,000 was charged to operations during the period from May 24, 2024 (inception) to December 31, 2024 for these agreements including approximately $253,000 which is payable upon completion of an initial business combination, and no other amounts were payable at December 31, 2024.

Related Party Loans

On July 18, 2024, the Company and the Sponsor entered into a loan agreement, whereby the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable on the earlier of December 31, 2024, or the date on which the Company consummates the Offering. During the period from May 24, 2024 (inception) to December 31, 2024, the Company borrowed approximately $209,000 under the Note. The total amount under the Note was repaid at the closing of the Offering in September 2024, leaving no balance outstanding at December 31, 2024.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 5 — Related Party Transactions (cont.)

Working Capital Loans

In addition, in order to finance transaction costs in connection with the initial business combination, the Sponsor or an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes its initial business combination, the Company will repay the Working Capital Loans. In the event that the initial business combination does not close, the Company may use a portion of proceeds held outside the trust account to repay the Working Capital Loans, but no proceeds held in the trust account would be used to repay the Working Capital Loans. If the Sponsor makes any Working Capital Loans, up to $2,500,000 of such loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the lender. The warrants and their underlying securities would be identical to the Private Placement Warrants. As of December 31, 2024, the Company had no Working Capital Loans.

Note 6 — Trust Account and Fair Value Measurement

The Company complies with FASB ASC 820, “Fair Value Measurements,” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

Upon the closing of the Offering and the private placement, a total of $221,100,000 was deposited into the trust account. The proceeds in the trust account may be invested in either U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, and that invest solely in U.S. government treasury obligations.

At December 31, 2024 the balance in the trust account was held in a money market fund meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, and that invest solely in U.S. government treasury obligations. The balance in the trust account is presented at fair value.

When it has them, the Company classifies its U.S. government treasury bills and equivalent securities as held-to-maturity in accordance with FASB ASC 320, “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity U.S. government treasury bills are recorded at amortized cost and adjusted for the amortization of discounts. There are no held-to-maturity securities held by the Company at December 31, 2024.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2024 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. Since all of the Company’s permitted investments at December 31, 2024 consisted of money market funds that invest only in U.S. government treasury bills, fair values of its investment are determined by Level 1 inputs utilizing quoted prices (unadjusted) in active markets for identical assets or liabilities as follows:

Description at December 31, 2024	Quoted Price Prices in Active Markets (Level 1)
Assets:
Money market funds	$224,294,000

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 7 — Commitments and Contingencies

Underwriting Agreement

In September 2024 in connection with the Offering, the Company incurred an underwriting fee of $4,000,000 to the underwriters at the closing of the Offering, with an additional fee of 1.0% of the gross offering proceeds payable only upon the Company’s completion of its initial business combination and up to 2.5% of the gross offering proceeds, which will be reduced based on the percentage of total funds from the trust account released to pay redeeming shareholders (the “Deferred Discount”). The Deferred Discount will become payable to the underwriters from the amounts held in the trust account solely in the event the Company completes its initial business combination. In addition, the underwriters provided a credit to the Company at the closing of the Offering to reimburse certain of the Company’s expenses and fees in connection with the Offering.

Note 8 — Shareholders’ Deficit

Preference Shares

The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2024, there were no preference shares issued or outstanding.

Ordinary Shares

The authorized ordinary shares of the Company include up to 200,000,000 Class A ordinary shares with a par value of $0.0001 per share and 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. If the Company enters into an initial business combination, it may (depending on the terms of such an initial business combination) be required to increase the number of Class A ordinary shares which the Company is authorized to issue at the same time as the Company’s shareholders vote on the initial business combination to the extent the Company seeks shareholder approval in connection with the initial business combination. Holders of the Company’s ordinary shares are entitled to one vote for each ordinary share (except as otherwise expressed in the Company’s amended and restated memorandum and articles of association). As of December 31, 2024, after considering 22,000,000 Class A ordinary shares which are subject to possible redemption, there are no Class A ordinary shares issued or outstanding.

The Sponsor agreed to forfeit up to an aggregate of 1,000,000 Founder Shares depending on the extent to which the over-allotment option is not exercised by the underwriters so that the Founder Shares will represent 25% of the Company’s issued and outstanding ordinary shares after the Offering. On September 12, 2024, the Company closed on the underwriters’ partial exercise of their over-allotment option for 2,000,000 Units. The underwriters forfeited their option to purchase the remaining 1,000,000 Units. As such, 333,333 Founder Shares were forfeited, resulting in 7,333,334 Founder Shares being outstanding at December 31, 2024.

Warrants

As of December 31, 2024, there were 11,000,000 Public Warrants outstanding to purchase 11,000,000 Class A ordinary shares and 5,500,000 Private Placement Warrants outstanding to purchase 5,500,000 Class A ordinary shares. Each whole warrant entitles the holder thereof to purchase one whole Class A ordinary share at a price of $11.50 per share, subject to adjustment as described herein, at any time commencing 30 days after the completion of the initial business combination, provided that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a “cashless basis” under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrantholder may exercise its warrants only for a whole number of Class A ordinary shares. This means that only a whole warrant may be exercised at any given time by a warrantholder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire five years after the completion of the initial

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 8 — Shareholders’ Deficit (cont.)

business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. In addition, if (x) we issue additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by our board of directors (including consideration of the market price) and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “New Issuance Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our Class A ordinary shares during the 20 trading day period starting on the trading day following the effective date of the registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted to be equal to 115% of the higher of the Market Value and the New Issuance Price and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the New Issuance Price.

The Company did not register the Class A ordinary shares issuable upon exercise of the warrants at the time of the Offering. However, the Company has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of the initial business combination, the Company will use its commercially best efforts to file with the SEC a post-effective amendment to the registration statement or a new registration statement registering, under the Securities Act, the issuance of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the applicable warrant agreement. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Beginning 30 days after completion of the initial business combination, the Company may redeem the outstanding Public Warrants and Private Placement Warrants for cash:

•        In whole and not in part;

•        At a price of $0.01 per warrant;

•        Upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”); and

•        if, and only if, the last sale price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrantholders.

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout such 30 trading day period and the 30-day redemption period.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 9 — Segment Reporting

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280); Improvements to Reportable Segment Disclosure” which introduced new annual and interim disclosure requirements for all public companies.

As a Special Purpose Acquisition Company (“SPAC”), the Company has not commenced any operations and its activities consist of seeking to identify a suitable business combination candidate and to perform the diligence, contractual, reporting and other obligations associated with completing a business combination transaction.

For purposes of ASU 2023-07, the Company is considered to operate in one segment, seeking to identify and close a business combination. As such, our expenses consist of the costs of identifying a business combination candidate and the diligence, contractual, reporting and other obligations associated with completing such business combination as well as expenses for ongoing professional and other costs to maintain our reporting, listing, compliance and administrative requirements of being a publicly traded company. In addition to such expenses, the Company has over $225,000,000 of investments in Trust and such investments generate interest or dividend income.

The new information required by ASU 2023-07 includes:

–	Significant segment expenses: Our operating expenses for the period from March 24, 2024 (inception) to December 31, 2024 were approximately $1,065,000.
–	Other segment items: Other income of approximately $3,346,000 consists primarily of interest income on the trust account.
–	Identification of the chief operating decision maker (“DODM”): The chief operating decisions makers are the Chief Executive and Chief Financial Officers of the Company.
–

Explanation of how the CODM uses the disclose measure of segment profit or loss:    The CODM works to maintain costs at a competitive level in its everyday operations. The CODM works to optimize its investment income on the limited choices of available assets based on market conditions. The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statement of operations as net income or loss. The measure of segment assets is reported on the balance sheet as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income or loss and total assets, which include the following: (a) expenses of maintaining its public reporting including accounting, auditing, legal, listing and regulatory, insurance, and (b) search for a business combination candidate, (c) diligence, financing, reporting and closing activities and (d) managing investments in the trust account in order to generate return for shareholders consistent with the regulations surrounding such investments.

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after December 31, 2024, the financial statement date, up to the date the financial statements were available to be issued and there were no other material subsequent events.

VINE HILL CAPITAL INVESTMENT CORP.
CONDENSED BALANCE SHEETS

	June 30, 2025	December 31, 2024
	(unaudited)
ASSETS
Current assets:
Cash	$606,000	$1,088,000
Prepaid expenses	229,000	263,000
Total current assets	835,000	1,351,000

Investments held in Trust Account	229,052,000	224,294,000
Total assets	$229,887,000	$225,645,000

LIABILITIES, CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$—	$4,000
Accrued liabilities	121,000	129,000
Deferred compensation – related parties	649,000	253,000
Total current liabilities	770,000	386,000
Other liabilities:
Deferred legal fees	702,000	521,000
Deferred underwriting fee payable	7,700,000	7,700,000
Total liabilities	9,172,000	8,607,000
Commitments and contingencies
Class A ordinary shares subject to possible redemption; 22,000,000 shares outstanding at $10.41 and $10.20 per share at June 30, 2025 and December 31, 2024, respectively	229,052,000	224,294,000
Shareholders’ deficit:
Preference shares, $0.0001 par value; 1,000,000 authorized shares; none issued or outstanding at June 30, 2025 and December 31, 2024	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 authorized shares; none issued or outstanding at June 30, 2025 and December 31, 2024 (excluding 22,000,000 shares subject to possible redemption)	—	—
Class B ordinary shares, $0.0001 par value, 20,000,000 authorized shares; 7,333,334 shares issued and outstanding at June 30, 2025 and December 31, 2024	1,000	1,000
Additional paid-in capital	—	—
Accumulated deficit	(8,338,000)	(7,257,000)
Total Shareholders’ deficit	(8,337,000)	(7,256,000)
Total liabilities, Class A ordinary shares subject to possible redemption and Shareholders’ deficit	$229,887,000	$225,645,000

The accompanying notes are an integral part of these unaudited condensed financial statements.

VINE HILL CAPITAL INVESTMENT CORP.
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the three months ended June 30, 2025	For the six months ended June 30, 2025	For the period from May 24, 2024 (inception) to June 30, 2024(1)
General and administrative expenses	$575,000	$1,097,000	$41,000
Loss from operations	(575,000)	(1,097,000)	(41,000)
Other income (expense):
Interest income on Trust Account	2,392,000	4,758,000	—
Interest income on operating account	7,000	16,000	—
Other income	2,399,000	4,774,000	—
Net income (loss)	$1,824,000	$3,677,000	$(41,000)

Weighted average Class A ordinary shares outstanding – basic and diluted	22,000,000	22,000,000	—
Net income (loss) per Class A ordinary shares – basic and diluted	$0.06	$0.13	$—

Weighted average Class B ordinary shares outstanding – Basic and diluted(1)	7,333,334	7,333,334	6,666,667
Net income (loss) per Class B ordinary shares – Basic and diluted	$0.06	$0.13	$(0.01)

____________

(1)      Excludes, for the period ended June 30, 2024, an aggregate of up to 1,000,000 Class B ordinary shares, $0.0001 par value subject to forfeiture if the over-allotment option was not exercised in full by the underwriters. As a result of the underwriters’ partial exercise of their over-allotment option on September 12, 2024, 333,333 Class B ordinary shares were forfeited (see Note 5).

The accompanying notes are an integral part of these unaudited condensed financial statements.

VINE HILL CAPITAL INVESTMENT CORP.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(UNAUDITED)

For the three months ended June 30, 2025:

	Class B Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance as of March 31, 2025	7,333,334	$1,000	$—	$(7,769,000)	$(7,768,000)
Accretion in value of Class A ordinary shares	—	—		(2,393,000)	(2,393,000)
Net income	—	—	—	1,824,000	1,824,000
Balance as of June 30, 2025 (unaudited)	7,333,334	$1,000	$—	$(8,338,000)	$(8,337,000)

For the six months ended June 30, 2025:

	Class B Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance as of December 31, 2024	7,333,334	$1,000	$—	$(7,257,000)	$(7,256,000)
Accretion in value of Class A ordinary shares	—	—		(4,758,000)	(4,758,000)
Net income	—	—	—	3,677,000	3,677,000
Balance as of June 30, 2025 (unaudited)	7,333,334	$1,000	$—	$(8,338,000)	$(8,337,000)

For the period from May 24, 2024 (inception) to June 30, 2024:

	Class B Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance as of May 24, 2024 (inception)	—	$—	$—	$—	$—
Issuance of ordinary shares to Sponsor(1)	7,666,667	1,000	24,000	—	25,000
Net loss	—	—	—	(41,000)	(41,000)
Balance as of June 30, 2024	7,666,667	$1,000	$24,000	$(41,000)	$(16,000)

____________

(1)      Includes an aggregate of up to 1,000,000 Class B ordinary shares, $0.0001 par value subject to forfeiture if the over-allotment option was not exercised in full by the underwriters. As a result of the underwriters’ partial exercise of their over-allotment option on September 12, 2024, 333,333 Class B ordinary shares were forfeited (see Note 5).

The accompanying notes are an integral part of these unaudited condensed financial statements.

VINE HILL CAPITAL INVESTMENT CORP.
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the six months ended June 30, 2025	For the period from May 24, 2024 to June 30, 2024
Cash flows from operating activities
Net income (loss)	$3,677,000	$(41,000)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Income earned on investments held in Trust Account	(4,758,000)	—
Formation expenses paid directly by Founders	—	16,000
Changes in operating assets and liabilities:
Increase in prepaid expenses	34,000
(Decrease) Increase in accounts payable	(4,000)	—
(Decrease) in accrued liabilities	(8,000)	25,000
Increase in deferred legal fees	181,000	—
Increase in deferred compensation – related parties	396,000	—
Net cash used in operating activities	(482,000)	—
Net change in cash	(482,000)	—
Cash – beginning of period	1,088,000	—
Cash – end of period	$606,000	$—
Supplemental disclosure of noncash activities:
Deferred offering costs and general and administrative costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$—	$25,000
Deferred offering costs included in accrued offering costs	$—	$182,000
Deferred offering costs paid directly by Sponsor through loan	$—	$1,000

The accompanying notes are an integral part of these unaudited condensed financial statements.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025
(UNAUDITED)

Note 1 — Description of Organization and Business Operations

Organization and General

Vine Hill Capital Investment Corp. (the “Company”) was incorporated as a Cayman Islands exempted company on May 24, 2024. The Company was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified. The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the “Securities Act”, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

As of June 30, 2025, the Company had not yet commenced operations. All activity for the period from May 24, 2024 (inception) through June 30, 2025 relates to the Company’s formation and the initial public offering (“Offering”), which is described below, and subsequent to the Offering, identifying and completing a suitable business combination. The Company will not generate any operating revenues until after the completion of its initial business combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Offering.

All dollar amounts are rounded to the nearest thousand dollars.

Sponsor and Offering

The Company’s sponsor is Vine Hill Capital Sponsor I LLC (the “Sponsor”), a limited liability company formed in Delaware. The Company intends to finance its initial business combination with proceeds from the Offering of $220,000,000 of Units (as defined below) (See Note 3) and a private placement of 5,500,000 of Private Placement Warrants (as defined below) for an aggregate of $5,500,000 (See Note 4).

During September 2024, in two closings on September 9 and 12, 2024, the Company closed on the Offering of an aggregate 22,000,000 Units at $10.00 per unit (including 2,000,000 Units from the underwriters’ partial exercise of its over-allotment option) (Note 3) and the sale of 5,500,000 private placement warrants (“Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement with our Sponsor that closed simultaneously with the Offering on September 9, 2024 (Note 4). Upon the closing of the Offering (including the partial exercise of the underwriters’ over-allotment option) and private placement, $221,100,000 was placed in a trust account.

The Trust Account

The funds in the trust account are to be invested only in U.S. government treasury bills with a maturity of one hundred eighty-five (185) days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940 and that invest only in direct U.S. government obligations and may at any time be held as cash or cash items, including in demand deposit accounts at a bank. Funds will remain in the trust account until the earlier of (i) the consummation of the initial business combination or (ii) the distribution of the trust account proceeds as described below. The remaining proceeds outside the trust account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company’s amended and restated memorandum and articles of association provides that, other than the permitted withdrawals (as defined below), if any, none of the funds held in the trust account will be released until the earlier of (i) the completion of the initial business combination; (ii) the redemption of any Class A ordinary shares, $0.0001 par value, of the Company (the “Public Shares”), that have been properly submitted in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association (A) in a manner that would modify the substance or timing of its obligation to redeem the Public Shares in connection with the initial business combination or to redeem 100% of the Public Shares if the Company does not complete an initial business combination within 21 months from the closing of the Offering or (B) with respect to any other provision relating to the rights of holders of the Public Shares or pre-initial business combination activity; and

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025
(UNAUDITED)

Note 1 — Description of Organization and Business Operations (cont.)

(iii) the redemption of 100% of the Public Shares if the Company is unable to complete an initial business combination within 21 months from the closing of the Offering (subject to the requirements of law). The proceeds deposited in the trust account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating an initial business combination. The initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on income earned on the trust account) at the time of the agreement to enter into the initial business combination. Furthermore, there is no assurance that the Company will be able to successfully effect an initial business combination.

The Company, after signing a definitive agreement for an initial business combination, will either (i) seek shareholder approval of the initial business combination at a meeting called for such purpose in connection with which shareholders may seek to redeem their shares, regardless of whether they vote for or against the initial business combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the trust account (net of amounts withdrawn to pay taxes, other than excise taxes, if any (“permitted withdrawals”)), or (ii) provide shareholders with the opportunity to sell their Public Shares to the Company by means of a tender offer (and thereby avoid the need for a shareholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the initial business combination, including interest less permitted withdrawals. The decision as to whether the Company will seek shareholder approval of the initial business combination or will allow shareholders to sell their Public Shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek shareholder approval, unless a vote is required by law or under Nasdaq rules.

Pursuant to the Company’s amended and restated memorandum and articles of association if the Company is unable to complete the initial business combination within 21 months from the closing of the Offering, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned (which interest shall be net of permitted withdrawals for taxes, if any, and up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish the holders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The Sponsor, officers and directors will not be entitled to rights to liquidating distributions from the trust account with respect to any Founder Shares (as defined below) held by them if the Company fails to complete the initial business combination within 21 months of the closing of the Offering. However, if the Sponsor and management team acquire Public Shares in or after the Offering, they will be entitled to liquidating distributions from the trust account with respect to such shares if the Company fails to complete the initial business combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of the Company after an initial business combination, the Company’s shareholders are entitled to share ratably in all assets remaining available for distribution after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025
(UNAUDITED)

Note 1 — Description of Organization and Business Operations (cont.)

The Company’s shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that the Company will provide its shareholders with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, upon the completion of the initial business combination, subject to the limitations described herein.

Risks and Uncertainties

The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from each of the ongoing Russia-Ukraine and Israel-Hamas and the recent escalation of the Israel-Iran conflict, as well as recent developments to U.S. trade policies. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia, the ongoing Israel-Hamas conflict, the recent escalation of the Israel-Iran conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Any of the above-mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the ongoing Russia-Ukraine and the Israel-Hamas conflicts, the recent escalation of the Israel-Iran conflict and subsequent sanctions or related actions or the recent changes to trade policies by the United States and other countries, could adversely affect the Company’s search for an initial business combination and any target business with which the Company may ultimately consummate an initial business combination.

Liquidity and Capital Resources; Going Concern

As of June 30, 2025, the Company had cash and cash equivalents of approximately $606,000 and working capital of approximately $65,000 (which includes $649,000 of deferred compensation that is not payable until closing of an initial business combination). Further, the Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions indicate that the Company needs additional working capital. In addition, if the Company cannot complete a business combination before June 9, 2026, it could be forced to wind up its operations and liquidate unless it obtains shareholder approval to extend the date on which it must complete its initial business combination. In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” as of June 30, 2025, the Company has concluded that these conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that the financial statements are issued. The Company’s plan to deal with this uncertainty is to work closely with vendors and service providers to preserve cash and to complete a business combination prior to the time required for completion in June 2026 or to seek additional working capital from its Sponsor and/or external financing sources to the extent necessary. There is no assurance that the Company’s plans to consummate a business combination, work with creditors to preserve cash and to receive loans, if available, from its Sponsor and/or external financing sources will be successful or successful within the required timeframe. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025
(UNAUDITED)

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements of the Company are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X promulgated under the Securities Act. Certain information or footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K as filed with the SEC on March 26, 2025. The interim results for the three and six months ended June 30, 2025 are not necessarily indicative of the results to be expected for the period ending December 31, 2025 or for any other future periods.

Emerging Growth Company

As an emerging growth company, the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months or less when acquired, to be cash equivalents. The Company’s cash equivalents included approximately $606,000 and $1,088,000, respectively, invested in a money market fund with a financial institution as of June 30, 2025 and December 31, 2024.

Investments Held in Trust Account

At June 30, 2025 and December 31, 2024 the balance in the Trust Account was held in a money market fund meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, and that invest solely in U.S. government treasury obligations. The Company’s investments are presented at fair value on the condensed

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025
(UNAUDITED)

Note 2 — Summary of Significant Accounting Policies (cont.)

balance sheets. Gains and losses resulting from the change in fair value of investments held in the trust account are included in interest income on trust account in the condensed statements of operations. As of June 30, 2025 and December 31, 2024, the Company did not withdraw any interest earned on the trust account.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. Any loss incurred or lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations and cash flows.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheets, primarily due to their short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statement of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheets as current or non-current based on whether or not net cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The underwriters’ over-allotment option was deemed to be a freestanding financial instrument indexed on the shares subject to redemption and were accounted for as a liability pursuant to ASC 480 since it was not fully exercised at the time of the Offering. Upon the partial exercise

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025
(UNAUDITED)

Note 2 — Summary of Significant Accounting Policies (cont.)

of the over-allotment option to purchase 2,000,000 Units, and the forfeiture of the remaining option to purchase 1,000,000 Units, this liability was removed and credited to over-allotment liability exercised and expired in the related statements of operations at that time.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgement. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin Topic 5A — “Expenses of Offering.” Deferred offering costs consist principally of professional and registration fees that are related to the Offering. FASB ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Offering proceeds from the Units between Class A ordinary shares and warrants, using the residual method by allocating Offering proceeds first to assigned value of the warrants and then to the Class A ordinary shares. Offering costs allocated to the Class A ordinary shares are charged to temporary equity, offering costs allocated to the Public and Private Placement Warrants are charged to shareholders’ equity.

Offering costs amounted to approximately $10,632,000, consisting of $4,000,000 of upfront discount to the underwriters, $7,700,000 of deferred underwriting fees, and $932,000 of other offering costs, offset by a reimbursement from the underwriters of $2,000,000. Approximately $46,000 of such costs were allocated to the Public Warrants and Private Placement Warrants and the remainder, approximately $10,586,000 was allocated to Class A ordinary shares subject to redemption.

Net Income per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net income per share of ordinary shares is computed by dividing net income or loss applicable to ordinary shareholders by the weighted average number of shares of ordinary shares outstanding during the period plus, to the extent dilutive, the incremental number of shares of ordinary shares to settle Warrants, as calculated using the treasury stock method.

The Company has not considered the effect of the Warrants sold in the Offering and Private Placement to purchase an aggregate of 16,500,000 Class A ordinary shares in the calculation of diluted income per share, since their inclusion would be anti-dilutive under the treasury stock method and are contingent on future events. As a result, diluted income per share of Class A ordinary shares is the same as basic income per share of ordinary shares for the periods presented.

The Company has two classes of ordinary shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata among the two classes of ordinary shares. Net income per share of ordinary shares is calculated by dividing the net income by the weighted average number of shares of ordinary shares

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025
(UNAUDITED)

Note 2 — Summary of Significant Accounting Policies (cont.)

outstanding during the respective period. The changes in redemption value that are accreted to Class A ordinary shares subject to redemption (see below) are representative of fair value and therefore is not factored into the calculation of earnings per share.

The following tables reflect the net income per share after allocating income between the shares based on outstanding shares:

	Three months ended June 30, 2025		Six months ended June 30, 2025
	Class A	Class B	Class A	Class B
Numerator:
Basic and diluted net income per ordinary share:
Allocation of income – basic and diluted	$1,368,000	$456,000	$2,758,000	$919,000
Denominator:
Basic and diluted weighted average ordinary share:	22,000,000	7,333,334	22,000,000	7,333,334
Basic and diluted net income per ordinary share	$0.06	$0.06	$0.13	$0.13

Class A Ordinary Shares Subject to Possible Redemption:

As discussed in Note 3, all of the 22,000,000 public shares sold as part of Units in the Offering (including the partial exercise of the underwriters’ over-allotment option) contain a redemption feature which allows for the redemption of public shares if the Company holds a shareholder vote or there is a tender offer for shares in connection with a business combination. In accordance with FASB ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of FASB ASC 480. Although the Company did not specify a maximum redemption threshold, its charter provides that in no event will it redeem its public shares in an amount that would cause its net tangible assets (i.e., total assets less intangible assets and liabilities) to be less than $5,000,001 upon the closing of a business combination.

While redemptions cannot cause the Company’s net tangible assets to fall below $5,000,000, all Class A ordinary shares are redeemable and classified as such on the Company’s balance sheets until such time as a redemption event takes place. As of June 30, 2025, the value of Class A ordinary shares that may be redeemed is equal to approximately $10.41 per share.

The Company recognizes changes immediately as they occur and adjusts the carrying value of the securities at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Class A ordinary shares are affected by adjustments to accumulated deficit. Accordingly, as of June 30, 2025, all of the 22,000,000 public shares were classified outside of permanent equity. Class A ordinary shares subject to possible redemption consist of:

	Dollars	Shares
Gross proceeds of Offering	$220,000,000	22,000,000
Less: Proceeds allocated to Public Warrants	(1,045,000)	—
Proceeds allocated to over-allotment option	(408,000)	—
Offering costs	(10,586,000)	—
Plus: Accretion of carrying value to redemption value	16,333,000	—
Class A ordinary shares subject to possible redemption as of December 31, 2024	$224,294,000	22,000,000
Plus: Accretion of carrying value to redemption value	4,758,000	—
Class A ordinary shares subject to possible redemption as of June 30, 2025	$229,052,000	22,000,000

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025
(UNAUDITED)

Note 2 — Summary of Significant Accounting Policies (cont.)

Warrant Instruments

The Company has accounted for the Public and Private Placement Warrants issued in connection with the Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging.” Accordingly, the Company evaluated and has classified the warrant instruments under equity treatment at their assigned values. There are currently Public or Private Placement Warrants currently outstanding to purchase an aggregate of 16,500,000 ordinary shares as of June 30, 2025.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of June 30, 2025, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Offering

In two closings on September 9, 2024 and September 12, 2024, the Company sold an aggregate 22,000,000 Units at a price of $10.00 per Unit for a total of $220,000,000 (including 2,000,000 Units as a partial exercise of the underwriters’ over-allotment option to purchase up to an additional 3,000,000 Units) (the “Units”). Each Unit consists of one Public Share and one-half of one warrant (each, a “Public Warrant” and collectively, the “Public Warrants”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustments (see Note 8). The Company allocated approximately $950,000 of the Offering proceeds to the estimated fair value of the Public Warrants using a Monte Carlo model (a Level 3 input) using the following assumptions:

Share price	$10.00
Expected term (in years)	7
Volatility	4.7%
Risk free rate	3.63%

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025
(UNAUDITED)

Note 3 — Offering (cont.)

The Company granted the underwriters a 45-day option to purchase up to 3,000,000 additional Units to cover any over-allotments at the Offering price less the underwriting discounts and commissions. The Company closed on the underwriters’ exercise of their option to purchase 2,000,000 Units on September 12, 2024. The underwriters forfeited the option to purchase the remaining 1,000,000 Units. The Units that were issued in connection with the over-allotment option are identical to the Units issued in the Offering. The Company considers the overallotment option a derivative instrument and had recorded it at its estimated fair value of $408,000 in its balance sheets at that time. The over-allotment liability was satisfied and extinguished upon the partial exercise and forfeiture in September 2024 and the relief of the liability was credited to the condensed statement of operations at that time. Estimated fair value at inception was determined using a Black-Scholes model (a Level 3 input) using the following assumptions:

Share price	$10.00
Expected term (in years)	0.12
Volatility	7.09%
Daily treasury yield curve	5.50%

See Note 5 regarding the related reduction for forfeited Founder Shares.

Note 4 — Private Placement

Simultaneously with the closing of the Offering on September 9, 2024, the Sponsor purchased an aggregate of 5,500,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant in a private placement. Each Private Placement Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustments. Each Private Placement Warrant will become exercisable 30 days after the completion of the initial business combination and will expire after five years. If the initial business combination is not completed within 21 months from the closing of the Offering, the proceeds from the sale of the Private Placement Warrants held in the trust account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law).

Note 5 — Related Party Transactions

Founder Shares

In May 2024, the Company issued an aggregate of 7,666,667 Class B ordinary shares, $0.0001 par value (the “Founder Shares”), in exchange for a $25,000 payment (approximately $0.0033 per share) from the Sponsor to cover certain expenses on behalf of the Company. As used herein, unless the context otherwise requires, “Founder Shares” shall be deemed to include the Class A ordinary shares issuable upon conversion thereof. The Founder Shares are identical to the Public Shares included in the Units being sold in the Offering except that the Founder Shares automatically convert into Public Shares at the time of the initial business combination (with such conversion taking place immediately prior to, simultaneously with, or immediately following the time of the initial business combination, as may be determined by the directors of the Company) or earlier at the option of the holder and are subject to certain transfer restrictions, as described in more detail below. In addition, prior to the closing of the initial business combination, only holders of the Founder Shares had the right to vote on the appointment or removal of directors and on continuing the company in a jurisdiction outside of the Cayman Islands. The Sponsor agreed to forfeit up to an aggregate of 1,000,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters so that the Founder Shares will represent 25% of the Company’s issued and outstanding ordinary shares after the Offering. On September 12, 2024, the Company closed on the underwriters’ partial exercise of their over-allotment option to purchase 2,000,000 Units. The underwriters forfeited their option to purchase the remaining 1,000,000 Units. As such, 333,333 Founder Shares were forfeited, resulting in 7,333,334 Founder Shares being outstanding after the partial exercise of the underwriters’ over-allotment option at June 30, 2025. The Sponsor is not entitled to redemption rights with respect to any Founder Shares and any Public Shares held by the Sponsor in

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025
(UNAUDITED)

Note 5 — Related Party Transactions (cont.)

connection with the completion of the initial business combination. If the initial business combination is not completed within 21 months from the closing of the Offering, the Sponsor will not be entitled to rights to liquidating distributions from the trust account with respect to any Founder Shares held by it.

The Sponsor has agreed not to transfer, assign or sell any of its Founder Shares until the earlier to occur of (A) six months after the completion of the initial business combination or (B) subsequent to the initial business combination (the date on which the Company consummates a transaction which results in the shareholder having the right to exchange its shares for cash, securities, or other property), in each case, subject to certain limited exceptions.

Registration Rights

The holders of Founder Shares, Private Placement Warrants (and their underlying securities) and warrants that may be issued upon conversion of working capital loans (and their underlying securities), if any, and any Class A ordinary shares issuable upon conversion of the Founder Shares and any Class A ordinary shares held by the initial shareholders at the completion of the Offering or acquired prior to or in connection with the initial business combination, are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the registration statement for the Offering. These holders are entitled to make up to three demands and have “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Administrative Support Agreement

Commencing on the date on which the securities are first listed on the Nasdaq Global Market in September 2024, the Company agreed to reimburse the Sponsor or an affiliate thereof in an amount equal to $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the initial business combination or the Company’s liquidation, the Company will cease paying these monthly fees. Approximately $30,000 and $60,000, respectively, was charged to operations during the three and six months ended June 30, 2025 for this agreement and no amounts were payable at June 30, 2025.

Executive Officer and Director Compensation

Also, commencing on the date on which the securities are first listed on the Nasdaq Global Market, in September 2024, the Company agreed to compensate each of its Chief Executive Officer and Chief Financial Officer $33,000 per month for their services prior to the consummation of the Company’s initial business combination, of which $16,500 per month would be payable on a current basis and the balance would be payable upon the completion of the Company’s initial business combination. In addition, the Company agreed to pay its Executive Director director fees of $33,000 per month, all of which would be payable upon the completion of the Company’s initial business combination. Approximately $297,000 and $594,000, respectively, was charged to operations during the three and six months ended June 30, 2025 for these agreements including approximately $396,000 which is payable upon completion of an initial business combination, and no amounts were payable at June 30, 2025. The total amount accrued for deferred compensation, including amounts from 2024, aggregate approximately $649,000 at June 30, 2025

Related Party Loans

On July 18, 2024, the Company and the Sponsor entered into a loan agreement, whereby the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable on the earlier of December 31, 2024, or the date on which the Company consummates the Offering. During the period from May 24, 2024 (inception) to the closing of the Offering in September 2024, the Company borrowed approximately $209,000 under the Note (all of which was borrowed in the three months ended September 30, 2024). The total amount under the Note was repaid at the closing of the Offering in September 2024 leaving no balance outstanding at either June 30, 2025 or December 31, 2024. There are no further borrowings available to the Company under the Note.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025
(UNAUDITED)

Note 5 — Related Party Transactions (cont.)

Working Capital Loans

In addition, in order to finance transaction costs in connection with the initial business combination, the Sponsor or an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes its initial business combination, the Company would repay the Working Capital Loans. In the event that the initial business combination does not close, the Company may use a portion of proceeds held outside the trust account to repay the Working Capital Loans, but no proceeds held in the trust account would be used to repay the Working Capital Loans. If the Sponsor makes any Working Capital Loans, up to $2,500,000 of such loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the lender. The warrants and their underlying securities would be identical to the Private Placement Warrants. As of June 30, 2025, the Company had no Working Capital Loans.

Note 6 — Trust Account and Fair Value Measurement

The Company complies with FASB ASC 820, “Fair Value Measurements,” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

Upon the closing of the Offering and the Private Placement, a total of $221,100,000 was deposited into the Trust Account. The proceeds in the Trust Account may be invested in either U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, and that invest solely in U.S. government treasury obligations.

At June 30, 2025 and December 31, 2024 the balance in the Trust Account was held in a money market fund meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, and that invest solely in U.S. government treasury obligations. The balance in the Trust Account is presented at fair value.

When it has them, the Company classifies its U.S. government treasury bills and equivalent securities as held-to-maturity in accordance with FASB ASC 320, “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity U.S. government treasury bills are recorded at amortized cost and adjusted for the amortization of discounts. There are no held-to-maturity securities held by the Company at June 30, 2025.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of June 30, 2025 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. Since all of the Company’s permitted investments at June 30, 2025 consisted of money market funds that invest only in U.S. government treasury bills, fair values of its investment are determined by Level 1 inputs utilizing quoted prices (unadjusted) in active markets for identical assets or liabilities as follows:

Description at June 30, 2025	Level 1
Assets:
Money market funds	$229,052,000
Description at December 31, 2024	Level 1
Assets:
Money market funds	$224,294,000

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025
(UNAUDITED)

Note 7 — Commitments and Contingencies

Underwriting Agreement

In September 2024 in connection with the Offering, the Company incurred an underwriting fee of $4,000,000 to the underwriters at the closing of the Offering, with an additional fee of 1.0% of the gross offering proceeds payable only upon the Company’s completion of its initial business combination and up to 2.5% of the gross offering proceeds, which will be reduced based on the percentage of total funds from the trust account released to pay redeeming shareholders (the “Deferred Discount”). The Deferred Discount will become payable to the underwriters from the amounts held in the trust account solely in the event the Company completes its initial business combination. In addition, the underwriters provided a credit to the Company at the closing of the Offering to reimburse certain of the Company’s expenses and fees in connection with the Offering.

Note 8 — Shareholders’ Deficit

Preference Shares

The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 30, 2025, there were no preference shares issued or outstanding.

Ordinary Shares

The authorized ordinary shares of the Company include up to 200,000,000 Class A ordinary shares with a par value of $0.0001 per share and 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. If the Company enters into an initial business combination, it may (depending on the terms of such an initial business combination) be required to increase the number of Class A ordinary shares which the Company is authorized to issue at the same time as the Company’s shareholders vote on the initial business combination to the extent the Company seeks shareholder approval in connection with the initial business combination. Holders of the Company’s ordinary shares are entitled to one vote for each ordinary share (except as otherwise expressed in the Company’s amended and restated memorandum and articles of association). As of June 30, 2025, after considering 22,000,000 Class A ordinary shares which are subject to possible redemption, there are no Class A ordinary shares issued or outstanding.

The Sponsor agreed to forfeit up to an aggregate of 1,000,000 Founder Shares depending on the extent to which the over-allotment option is not exercised by the underwriters so that the Founder Shares would represent 25% of the Company’s issued and outstanding ordinary shares after the Offering. On September 12, 2024, the Company closed on the underwriters’ partial exercise of their over-allotment option for 2,000,000 Units. The underwriters forfeited their option to purchase the remaining 1,000,000 Units. As such, 333,333 Founder Shares were forfeited, resulting in 7,333,334 Founder Shares being outstanding at June 30, 2025.

Warrants

As of June 30, 2025, there were 22,000,000 Public Warrants outstanding to purchase 11,000,000 Class A ordinary shares and 5,500,000 Private Placement Warrants outstanding to purchase 5,500,000 Class A ordinary shares. Each whole warrant entitles the holder thereof to purchase one whole Class A ordinary share at a price of $11.50 per share, subject to adjustment as described herein, at any time commencing 30 days after the completion of the initial business combination, provided that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a “cashless basis” under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrantholder may exercise its warrants only for a whole number of Class A ordinary shares. This means that only a whole warrant may be exercised at any given time by a warrantholder. No fractional warrants will

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025
(UNAUDITED)

Note 8 — Shareholders’ Deficit (cont.)

be issued upon separation of the units and only whole warrants will trade. The warrants will expire five years after the completion of the initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. In addition, if (x) we issue additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by our board of directors (including consideration of the market price) and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “New Issuance Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our Class A ordinary shares during the 20 trading day period starting on the trading day following the effective date of the registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted to be equal to 115% of the higher of the Market Value and the New Issuance Price and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the New Issuance Price.

The Company did not register the Class A ordinary shares issuable upon exercise of the warrants at the time of the Offering. However, the Company has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of the initial business combination, the Company will use its commercially best efforts to file with the SEC a post-effective amendment to the registration statement or a new registration statement registering, under the Securities Act, the issuance of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the applicable warrant agreement. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Beginning 30 days after completion of the initial business combination, the Company may redeem the outstanding Public Warrants and Private Placement Warrants for cash:

•        In whole and not in part;

•        At a price of $0.01 per warrant;

•        Upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”); and

•        if, and only if, the last sale price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrantholders.

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout such 30 trading day period and the 30-day redemption period.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025
(UNAUDITED)

Note 9 — Segment Reporting

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280); Improvements to Reportable Segment Disclosure” which introduced new annual and interim disclosure requirements for all public companies.

As a Special Purpose Acquisition Company (“SPAC”), the Company has not commenced any operations and its activities consist of seeking to identify a suitable business combination candidate and to perform the diligence, contractual, reporting and other obligations associated with completing a business combination transaction.

For purposes of ASU 2023-07, the Company is considered to operate in one segment, seeking to identify and close a business combination. As such, our expenses consist of the costs of identifying a business combination candidate and the diligence, contractual, reporting and other obligations associated with completing such business combination as well as expenses for ongoing professional and other costs to maintain our reporting, listing, compliance and administrative requirements of being a publicly traded company. In addition to such expenses, the Company has approximately $229,000,000 of investments in Trust and such investments generate interest or dividend income.

The new information required by ASU 2023-07 includes:

•        Significant segment expenses:    Our operating expenses for the three and six months ended June 30, 2025 were approximately $575,000 and $1,097,000, respectively.

•        Other segment items:    Other income of approximately $2,399,000 and $4,774,000, respectively, for the three and six months ended June 30, 2025 consists primarily of interest income on the trust account.

•        Identification of the chief operating decision maker (“CODM”):    The chief operating decisions makers are the Chief Executive and Chief Financial Officers of the Company.

•        Explanation of how the CODM uses the disclose measure of segment profit or loss:    The CODM works to maintain costs at a competitive level in its everyday operations. The CODM works to optimize its investment income on the limited choices of available assets based on market conditions. The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statement of operations as net income or loss. The measure of segment assets is reported on the balance sheets as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income or loss and total assets, which include the following: (a) expenses of maintaining its public reporting including accounting, auditing, legal, listing and regulatory, insurance, and (b) search for a business combination candidate, (c) diligence, financing, reporting and closing activities and (d) managing investments in the trust account in order to generate return for shareholders consistent with the regulations surrounding such investments.

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after June 30, 2025, the balance sheet date, up to the date the financial statements were available to be issued and concluded there were no material subsequent events that are not already addressed in the financial statements.

VINE HILL CAPITAL INVESTMENT CORP.
CONDENSED BALANCE SHEETS

	September 30, 2025	December 31, 2024
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$431,000	$1,088,000
Prepaid expenses	183,000	263,000
Total current assets	614,000	1,351,000
Investments held in Trust Account	231,462,000	224,294,000
Total assets	$232,076,000	$225,645,000

LIABILITIES, CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$28,000	$4,000
Accrued liabilities	340,000	129,000
Deferred compensation -related parties	847,000	253,000
Total current liabilities	1,215,000	386,000

Other liabilities:
Deferred legal fees	1,860,000	521,000
Deferred underwriting fee payable	—	7,700,000
Total liabilities	3,075,000	8,607,000

Commitments and contingencies
Class A ordinary shares subject to possible redemption; 22,000,000 shares outstanding at $10.52 and $10.20 per share at September 30, 2025 and December 31, 2024, respectively	231,462,000	224,294,000

Shareholders’ deficit:
Preference shares, $0.0001 par value; 1,000,000 authorized shares; none issued or outstanding at September 30, 2025 and December 31, 2024	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 authorized shares; none issued or outstanding at September 30, 2025 and December 31, 2024 (excluding 22,000,000 shares subject to possible redemption)	—	—
Class B ordinary shares, $0.0001 par value, 20,000,000 authorized shares; 7,333,334 shares issued and outstanding at September 30, 2025 and December 31, 2024	1,000	1,000
Additional paid-in capital	—	—
Accumulated deficit	(2,462,000)	(7,257,000)
Total Shareholders’ deficit	(2,461,000)	(7,256,000)
Total liabilities, Class A ordinary shares subject to possible redemption and Shareholders’ deficit	$232,076,000	$225,645,000

The accompanying notes are an integral part of these unaudited condensed financial statements.

VINE HILL CAPITAL INVESTMENT CORP.
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the three months ended September 30, 2025	For the three months ended September 30, 2024	For the nine months ended September 30, 2025	For the period from May 24, 2024 (inception) to September 30, 2024
General and administrative expenses	$1,829,000	$241,000	$2,927,000	$282,000
Loss from operations	(1,829,000)	(241,000)	(2,927,000)	(282,000)
Other income (expense):
Interest income on Trust Account	2,410,000	620,000	7,168,000	620,000
Interest income on operating account	5,000	3,000	22,000	3,000
Credit for overallotment option liability expiration	—	136,000	—	136,000
Other income	2,415,000	759,000	7,190,000	759,000
Net income	586,000	$518,000	$4,263,000	$477,000

Weighted average Class A ordinary shares outstanding – basic and diluted	22,000,000	5,196,000	22,000,000	3,677,000
Class A ordinary shares – Basic net income per share	$0.02	$0.04	$0.15	$0.05
Class A ordinary shares – Diluted net income per share	$0.02	$0.04	$0.15	$0.04

Weighted average Class B ordinary shares outstanding – Basic	7,333,334	6,804,000	7,333,334	6,764,000
Diluted	7,333,334	7,333,334	7,333,334	7,430,770
Class B ordinary shares – Basic net income per share	$0.02	$0.04	$0.15	$0.05
Class B ordinary shares – Diluted net income per share	$0.02	$0.04	$0.15	$0.04

The accompanying notes are an integral part of these unaudited condensed financial statements.

VINE HILL CAPITAL INVESTMENT CORP.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(UNAUDITED)

For the three months ended September 30, 2025:

	Class B Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance as of June 30, 2025 (unaudited)	7,333,334	$1,000	$—	$(8,338,000)	$(8,337,000)
Accretion in value of Class A ordinary shares	—	—		5,290,000	5,290,000
Net income	—	—	—	586,000	586,000
Balance as of September 30, 2025 (unaudited)	7,333,334	$1,000	$—	$(2,462,000)	$(2,461,000)

For the nine months ended September 30, 2025:

	Class B Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance as of December 31, 2024	7,333,334	$1,000	$—	$(7,257,000)	$(7,256,000)
Accretion in value of Class A ordinary shares	—	—		532,000	532,000
Net income	—	—	—	4,263,000	4,263,000
Balance as of September 30, 2025 (unaudited)	7,333,334	$1,000	$—	$(2,462,000)	$(2,461,000)

For the three months ended September 30, 2024:

	Class B Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance as of June 30, 2024, (unaudited)	7,666,667	$1,000	$24,000	$(41,000)	$(16,000)
Issuance of 5,500,000 Private Placement Warrants	—	—	5,500,000	—	5,500,000
Estimated fair value of 11,000,000 Public Warrants issued as part of Units sold in the Offering	—	—	1,045,000	—	1,045,000
Allocated value of transaction costs to Public and Private Warrants	—	—	(46,000)	—	(46,000)
Accretion in value of Class A ordinary shares at closing of the Offering	—	—	(6,523,000)	(7,236,000)	(13,759,000)
Over-allotment option exercised	—	—	—	272,000	272,000
Founder shares forfeited on partial exercise of underwriter over-allotment option	(333,333)	—	—	—	—
Net income	—	—	—	518,000	518,000
Balance as of September 30, 2024 (unaudited)	7,333,334	$1,000	$—	$(6,487,000)	$(6,486,000)

VINE HILL CAPITAL INVESTMENT CORP.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT — (Continued)
(UNAUDITED)

For the period from May 24, 2024 (inception) to September 30, 2024:

	Class B Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance as of May 24, 2024 (inception)	—	$—	$—	$—	$—
Issuance of ordinary shares to Sponsor	7,666,667	1,000	24,000	—	25,000
Net loss	—	—	—	(41,000)	(41,000)
Balance as of June 30, 2024, (unaudited)	7,666,667	1,000	24,000	(41,000)	(16,000)
Issuance of 5,500,000 Private Placement Warrants	—	—	5,500,000	—	5,500,000
Estimated fair value of 11,000,000 Public Warrants issued as part of Units sold in the Offering	—	—	1,045,000	—	1,045,000
Allocated value of transaction costs to Public and Private Warrants	—	—	(46,000)	—	(46,000)
Accretion in value of Class A ordinary shares at closing of the Offering	—	—	(6,523,000)	(7,236,000)	(13,759,000)
Over-allotment option exercised	—	—	—	272,000	272,000
Founder shares forfeited on partial exercise of underwriter over-allotment option	(333,333)	—	—	—	—
Net income	—	—	—	518,000	518,000
Balance as of September 30, 2024 (unaudited)	7,333,334	$1,000	$—	$(6,487,000)	$(6,486,000)

The accompanying notes are an integral part of these unaudited condensed financial statements.

VINE HILL CAPITAL INVESTMENT CORP.
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the nine months ended September 30, 2025	For the period from May 24, 2024 (inception) to September 30, 2024
Cash flows from operating activities
Net income	$4,263,000	$477,000
Adjustments to reconcile net income to net cash used in operating activities:
Income earned on investments held in Trust Account	(7,168,000)	(620,000)
Credit for over-allotment liability expired	—	(136,000)
Formation expenses paid directly by Founders	—	16,000
Changes in operating assets and liabilities:
Decrease (increase) in prepaid expenses	80,000	(274,000)
Increase in accounts payable	24,000	25,000
Increase in accrued liabilities	211,000	67,000
Increase in deferred legal fees	1,339,000	—
Increase in deferred compensation – related parties	594,000	55,000
Net cash used in operating activities	(657,000)	(390,000)
Cash used in investing activities
Investment of cash into Trust Account	—	(221,100,000)
Net cash used in investing activities	—	(221,100,000)
Cash flows from financing activities
Proceeds from Sponsor Note	—	150,000
Repay Sponsor Note	—	(209,000)
Proceeds from sale of Units net of underwriting discounts and reimbursements	—	218,000,000
Proceeds from sale of Private Placement Warrants	—	5,500,000
Payment of offering costs	—	(535,000)
Net cash provided by financing activities	—	222,906,000
Net (decrease) increase in cash	(657,000)	1,416,000
Cash – beginning of period	1,088,000	—
Cash – end of period	$431,000	$1,416,000
Supplemental disclosure of noncash activities:
Deferred offering costs waiver by underwriter	$7,700,000	$—
Deferred offering costs and general and administrative costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$—	$9,000
Deferred underwriting payable	$—	$7,700,000
Deferred legal fees	$—	$290,000
Deferred offering costs included in accounts payable	$—	$39,000
Deferred offering costs paid directly by Sponsor through promissory note	$—	$59,000

The accompanying notes are an integral part of these unaudited condensed financial statements.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

Note 1 — Description of Organization and Business Operations

Organization and General

Vine Hill Capital Investment Corp. (the “Company”) was incorporated as a Cayman Islands exempted company on May 24, 2024. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the “Securities Act”, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

As of September 30, 2025, the Company had not yet commenced operations. All activity for the period from May 24, 2024 (inception) through September 30, 2025 relates to the Company’s formation and the initial public offering (“Offering”), which is described below, and subsequent to the Offering, identifying and completing a suitable business combination. The Company will not generate any operating revenues until after the completion of its initial business combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Offering.

All dollar amounts are rounded to the nearest thousand dollars.

Sponsor and Offering

The Company’s sponsor is Vine Hill Capital Sponsor I LLC (the “Sponsor”), a limited liability company formed in Delaware. The Company intends to finance its initial business combination with proceeds from the Offering of $220,000,000 of Units (as defined below) (See Note 4) and a private placement of 5,500,000 of Private Placement Warrants (as defined below) for an aggregate of $5,500,000 (See Note 5).

During September 2024, in two closings on September 9, 2024 and September 12, 2024, the Company closed on the Offering of an aggregate 22,000,000 Units at $10.00 per unit (including 2,000,000 Units from the underwriters’ partial exercise of its over-allotment option) (Note 4) and the sale of 5,500,000 private placement warrants (“Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement with our Sponsor that closed simultaneously with the Offering on September 9, 2024 (Note 5). Upon the closing of the Offering (including the partial exercise of the underwriters’ over-allotment option) and private placement, $221,100,000 was placed in a trust account.

The Trust Account

The funds in the trust account are to be invested only in U.S. government treasury bills with a maturity of one hundred eighty-five (185) days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940 and that invest only in direct U.S. government obligations and may at any time be held as cash or cash items, including in demand deposit accounts at a bank. Funds will remain in the trust account until the earlier of (i) the consummation of the initial business combination or (ii) the distribution of the trust account proceeds as described below. The remaining proceeds outside the trust account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company’s amended and restated memorandum and articles of association provides that, other than the permitted withdrawals (as defined below), if any, none of the funds held in the trust account will be released until the earlier of (i) the completion of the initial business combination; (ii) the redemption of any Class A ordinary shares, $0.0001 par value, of the Company (the “Public Shares”), that have been properly submitted in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association (A) in a manner that would modify the substance or timing of its obligation to redeem the Public Shares in connection with the initial business combination or to redeem 100% of the Public Shares if the Company does not complete an initial business combination within 21 months from the closing of the Offering or (B) with respect to any other provision relating to the rights of holders of the Public Shares or pre-initial business combination activity; and

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

Note 1 — Description of Organization and Business Operations (cont.)

(iii) the redemption of 100% of the Public Shares if the Company is unable to complete an initial business combination within 21 months from the closing of the Offering (subject to the requirements of law). The proceeds deposited in the trust account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating an initial business combination. The initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on income earned on the trust account) at the time of the agreement to enter into the initial business combination. Furthermore, there is no assurance that the Company will be able to successfully effect an initial business combination.

The Company, after signing a definitive agreement for an initial business combination, will either (i) seek shareholder approval of the initial business combination at a meeting called for such purpose in connection with which shareholders may seek to redeem their shares, regardless of whether they vote for or against the initial business combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the trust account (net of amounts withdrawn to pay taxes, other than excise taxes, if any (“permitted withdrawals”)), or (ii) provide shareholders with the opportunity to sell their Public Shares to the Company by means of a tender offer (and thereby avoid the need for a shareholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the initial business combination, including interest less permitted withdrawals. The decision as to whether the Company will seek shareholder approval of the initial business combination or will allow shareholders to sell their Public Shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek shareholder approval, unless a vote is required by law or under Nasdaq rules.

Pursuant to the Company’s amended and restated memorandum and articles of association if the Company is unable to complete the initial business combination within 21 months from the closing of the Offering, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned (which interest shall be net of permitted withdrawals for taxes, if any, and up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish the holders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The Sponsor, officers and directors will not be entitled to rights to liquidating distributions from the trust account with respect to any Founder Shares (as defined below) held by them if the Company fails to complete the initial business combination within 21 months of the closing of the Offering. However, if the Sponsor and management team acquire Public Shares in or after the Offering, they will be entitled to liquidating distributions from the trust account with respect to such shares if the Company fails to complete the initial business combination within the prescribed time period.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

Note 1 — Description of Organization and Business Operations (cont.)

In the event of a liquidation, dissolution or winding up of the Company after an initial business combination, the Company’s shareholders are entitled to share ratably in all assets remaining available for distribution after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. The Company’s shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that the Company will provide its shareholders with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, upon the completion of the initial business combination, subject to the limitations described herein.

Risks and Uncertainties

The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from each of the ongoing Russia-Ukraine and Israel-Hamas conflicts, as well as recent developments to U.S. trade policies. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia, the ongoing Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Any of the above-mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the ongoing Russia-Ukraine and the Israel-Hamas conflicts and subsequent sanctions or related actions or the recent changes to trade policies by the United States and other countries, could adversely affect the Company’s search for an initial business combination and any target business with which the Company may ultimately consummate an initial business combination.

Liquidity and Capital Resources; Going Concern

As of September 30, 2025, the Company had cash and cash equivalents of approximately $431,000 and negative working capital of approximately $601,000 (which includes $847,000 of deferred compensation that is not payable until closing of an initial business combination). Further, the Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions indicate that the Company needs additional working capital. In addition, if the Company cannot complete a business combination before June 9, 2026, it could be forced to wind up its operations and liquidate unless it obtains shareholder approval to extend the date on which it must complete its initial business combination. Subsequent to September 30, 2025, in November 2025, the Sponsor made a working capital loan to the Company of $250,000 under terms described in Note 6. In connection with the Company’s assessment of going concern considerations in accordance with ASC 205-40, “Presentation of Financial Statements — Going Concern,” as of September 30, 2025, the Company has concluded that these conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that the financial statements are issued. The Company’s plan to deal with this uncertainty is to work closely with vendors and service providers to preserve cash and to complete a business combination prior to the time required for completion in June 2026 or to seek additional working capital from its Sponsor and/or external financing sources to the extent necessary. There is no assurance that the Company’s plans to consummate a business

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

Note 1 — Description of Organization and Business Operations (cont.)

combination, work with creditors to preserve cash and to receive loans, if available, from its Sponsor and/or external financing sources will be successful or successful within the required timeframe. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Note 2 — Business Combination Agreement

On September 8, 2025, the Company (the “SPAC”), CoinShares International Limited, a public company limited by shares organized under the laws of the Bailiwick of Jersey, Channel Islands (“CoinShares”), Odysseus Holdings Limited, a private company limited by shares organized under the laws of the Bailiwick of Jersey, Channel Islands (“Holdco”) and Odysseus (Cayman) Limited, a Cayman Islands exempted company (“SPAC Merger Sub”), entered into a business combination agreement (the “Business Combination Agreement” and, the transactions contemplated by the Business Combination Agreement, (the “Business Combination” or the “Transactions”). Capitalized terms used in this Note but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

One (1) day prior to the SPAC Effective Time (as defined below), Vine Hill Capital Sponsor I LLC (“Sponsor”) will (a) forfeit and surrender to SPAC for no consideration 2,933,333 SPAC Class B ordinary share (each, a “SPAC Class B Share” and such forfeited shares, the “Sponsor Forfeited Shares”), (b) elect to convert each remaining issued and outstanding SPAC Class B Share (other than the Sponsor Forfeited Shares) held by it into one (1) SPAC Class A ordinary share (each, a “SPAC Class A Share” and, such conversion, the “SPAC Class B Conversion”) and (c) each outstanding SPAC private placement warrant issued to Sponsor will be forfeited to SPAC for no consideration and cancelled (the “Private Placement Warrant Cancellation”). Immediately prior to the SPAC Effective Time, each SPAC unit issued in connection with the initial public offering of SPAC (each, a “SPAC Unit”), each such SPAC Unit consisting of one (1) SPAC Class A Share and one-half (1/2) of one warrant to purchase one (1) SPAC Class A Share (each such warrant, a “SPAC Public Warrant”), will be separated (the “SPAC Unit Separation”) and the holder of each such SPAC Unit will be deemed to hold one (1) SPAC Class A Share and one-half (1/2) of one SPAC Public Warrant, with any fractional SPAC Public Warrant rounded down to the nearest whole number of SPAC Public Warrants. Immediately after the SPAC Unit Separation, all SPAC Units will be automatically cancelled and cease to exist.

Pursuant to the Business Combination Agreement, and subject to the terms and conditions set forth therein, (x) SPAC will merge with and into SPAC Merger Sub, with SPAC Merger Sub being the surviving entity as a direct, wholly-owned subsidiary of Holdco (the “SPAC Merger” and, the effective time of the SPAC Merger, the “SPAC Effective Time”), and with each SPAC shareholder receiving one Holdco ordinary share (each, a “Holdco Ordinary Share”) for each SPAC Class A ordinary share (each, a “SPAC Class A Share”) in accordance with the terms of the Business Combination Agreement, (y) subject to the approval of SPAC and CoinShares shareholders, among other things, SPAC Merger Sub will acquire CoinShares, with such acquisition being effected by the exchange of all CoinShares Ordinary Shares for Holdco Ordinary Shares by way of a court sanctioned scheme of arrangement under Jersey law (the “Acquisition” and, together with the SPAC Merger, the “Mergers” and, the effective time of the Acquisition, the “Acquisition Effective Time”), pursuant to which CoinShares will become a direct, wholly-owned subsidiary of SPAC Merger Sub and (z) after the Mergers, SPAC Merger Sub will distribute any remaining cash (after giving effect to valid redemption elections of its public shareholders) in SPAC’s trust account held for its public shareholders (the “Trust Account”) to Holdco and will be liquidated. As a result of the transactions contemplated by the Business Combination Agreement, SPAC and CoinShares will become wholly-owned subsidiaries of Holdco, and Holdco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law.

Consideration

As consideration for the SPAC Merger, at the SPAC Effective Time, (a) each issued and outstanding SPAC Class A Share (including each SPAC Class A Share issued upon the SPAC Class B Conversion) will be converted into one (1) Holdco Ordinary Share and (b) each outstanding SPAC Public Warrant will be assumed by Holdco as

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

Note 2 — Business Combination Agreement (cont.)

a public warrant of Holdco (each, a “Holdco Public Warrant”), having substantially the same terms and conditions and exercisable for Holdco Ordinary Shares. As consideration for the Acquisition, at the Acquisition Effective Time, (w) each CoinShares ordinary share (each, a “CoinShares Ordinary Share”) that is issued and outstanding (other than the PIPE Shares) will be exchanged for the number of Holdco Ordinary Shares equal to the quotient obtained by dividing (i)(A) $1.2 billion divided by (B) the number of Fully Diluted CoinShares Equity Securities (as defined below) (such quotient obtained by dividing (A) by (B), the “Equity Value Per Share”) by (ii) $10.00 (such quotient obtained by dividing (i) by (ii), the “Equity Exchange Ratio”); (x) each option to purchase CoinShares Ordinary Shares (each, a “CoinShares Option”) that is issued and outstanding and has vested pursuant to its terms will be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the excess of the Equity Value Per Share over the exercise price of such CoinShares Option that has vested by (ii) the number of CoinShares Ordinary Shares underlying such CoinShares Option; (y) (i) each CoinShares Option that is unvested will be converted into an option to purchase a number of Holdco Ordinary Shares equal to the product obtained by multiplying (A) the number of CoinShares Ordinary Shares underlying such CoinShares Option by (B) the Equity Exchange Ratio, and (ii) the per share exercise price of each Holdco Ordinary Share issuable upon exercise of the converted CoinShare Option will be equal to the quotient obtained by dividing (A) the exercise price per CoinShares Ordinary Share of such CoinShares Option immediately before the Acquisition Effective Time by (B) the Equity Exchange Ratio, subject to the same terms and conditions underlying the CoinShares Option prior to conversion and (z) each PIPE Share will be exchanged for one (1) Holdco Ordinary Share.

“Fully Diluted CoinShares Equity Securities” means (a) the CoinShares Ordinary Shares issued and outstanding immediately prior to the Acquisition Effective Time (other than the PIPE Shares) and (b) the CoinShares Ordinary Shares that, immediately prior to the Acquisition Effective Time, would be issued if the CoinShares Options, whether vested or unvested, were net settled by withholding CoinShares Ordinary Shares upon exercise.

Representations and Warranties; Covenants of the Parties

The Business Combination Agreement contains customary representations and warranties of the parties, which shall not survive the consummation of the Transactions (the “Closing”). Many of the representations and warranties are qualified by materiality, Company Material Adverse Effect or SPAC Material Adverse Effect as defined therein.

The Business Combination Agreement also contains customary pre-Closing covenants of the parties (as described therein), including obligations of the parties to operate their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, and to refrain from taking certain specified actions without the prior written consent of CoinShares, with respect to SPAC, and SPAC, with respect to CoinShares, Holdco and SPAC Merger Sub, in each case, subject to certain exceptions and qualifications. Additionally, the parties have agreed not to solicit, initiate, assist, negotiate or enter into competing transactions, as further provided in the Business Combination Agreement. The covenants do not survive the Closing (other than those that are to be performed after the Closing).

SPAC, CoinShares and Holdco have agreed, as promptly as practicable after the execution of the Business Combination Agreement, to prepare and file with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form F-4 (as amended or supplemented from time to time, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the issuance of the Holdco Ordinary Shares and Holdco Public Warrants to shareholders of SPAC in the Transactions, and containing a proxy statement/prospectus for the purpose of SPAC soliciting proxies from SPAC shareholders to approve, at an extraordinary general meeting of SPAC shareholders, the Business Combination Agreement, the Transactions and related matters (the “SPAC Shareholder Approval”) and providing SPAC public shareholders an opportunity, in accordance with SPAC’s organizational documents and initial public offering prospectus, to have their SPAC Class A Shares redeemed.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

Note 2 — Business Combination Agreement (cont.)

Conditions to the Parties’ Obligations to Consummate the Transactions

Under the Business Combination Agreement, the obligations of the parties to consummate (or cause to be consummated) the Transactions are subject to a number of customary conditions, including, among other things: (i) receipt of the SPAC Shareholder Approval; (ii) receipt of the CoinShares Shareholder Approval; (iii) receipt of certain specified regulatory approvals, including, without limitation, expiration or termination of any waiting period under the Hart-Scott-Rodino Act; (iv) consummation of the Transactions not being prohibited or enjoined by any order, rule, regulation or other applicable law; (v) absence of any SPAC secured creditors; (vi) Holdco Ordinary Shares having been approved for listing on The Nasdaq Stock Market (“Nasdaq”) (or any other public stock market or exchange in the United States as may be agreed by CoinShares and SPAC), subject to official notice of issuance thereof; (vii) effectiveness of the Registration Statement in accordance with the Securities Act, and absence of any stop order issued by the SEC which remains in effect with respect to the Registration Statement; and (viii) the Act of the Court having been obtained and delivered to the Jersey Registrar of Companies.

The obligations of SPAC to consummate the Transactions are also subject to, among other things: (i) the respective representations and warranties of CoinShares, Holdco and SPAC Merger Sub being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement; (ii) material performance or compliance by CoinShares, Holdco and SPAC Merger Sub with their respective pre-Closing covenants; (iii) no SPAC Material Adverse Effect having occurred since the date of the Business Combination Agreement that is continuing; and (iv) material performance by CoinShares and the Key CoinShares Shareholders (as defined below) with their respective pre-Closing covenants under the Shareholder Support Agreement (as defined below).

The obligations of CoinShares, Holdco and SPAC Merger Sub to consummate the Transactions are also subject to, among other things: (i) no information having been made public by SPAC, or otherwise made available to CoinShares, Holdco or SPAC Merger Sub by SPAC, being materially inaccurate, incomplete or misleading in any material respect, and SPAC having made public all material information which is required to be made public under applicable law; (ii) no state of facts, changes, circumstances, occurrences, events or effects having occurred that has had, or would reasonably be expected to have, a materially adverse effect on (x) the business, assets, financial condition or results of operations of SPAC; or (y) the ability of SPAC to perform its material obligations under the Business Combination Agreement or to consummate the Transactions, in each case, subject to certain exceptions; (iii) none of SPAC or SPAC Sponsor having (x) taken any action that is likely to impair the prerequisites for the Closing, or (y) failed to take any action the failure of which is likely to impair the prerequisites for the Closing; and (iv) completion of the Private Placement Warrant Cancellation.

Termination Rights

The Business Combination Agreement may be terminated at any time prior to the Closing, among other things: (i) by mutual written agreement of SPAC and CoinShares at any time, (ii) by either SPAC or CoinShares if the Transactions shall not have been consummated by June 8, 2026; (iii) by either SPAC or CoinShares if a Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Mergers, which Order or other action is final and nonappealable; (iv) by CoinShares, upon notice and subject to specified conditions with respect to cure of relevant defaults, if any information made public by SPAC, or otherwise made available to CoinShares, Holdco or SPAC Merger Sub by SPAC, is inaccurate, incomplete or misleading in any material respect, or if SPAC has failed to make public all information which is required to be made public under applicable law; (v) by SPAC, upon notice and subject to specified conditions with respect to cure of relevant defaults, upon a breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of CoinShares, Holdco or SPAC Merger Sub, or if any representation or warranty of CoinShares shall have become untrue, in each case, such that the conditions would not be satisfied; (vi) by either SPAC or CoinShares if the SPAC Shareholder Approval is not obtained; or (vii) by either SPAC or CoinShares if the CoinShares Shareholder Approval and the Act of the Court are not obtained.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

Note 2 — Business Combination Agreement (cont.)

None of the parties to the Business Combination Agreement is required to pay a termination fee or reimburse any other party for its expenses as a result of a termination of the Business Combination Agreement. However, each party will remain liable for willful breaches of the Business Combination Agreement or for Fraud prior to termination. Notwithstanding the foregoing, CoinShares will bear all fees, costs and expenses incurred by any party in connection the filing of the Registration Statement with the SEC and submitting a listing application for Holdco securities to Nasdaq (or any other public stock market or exchange in the United States as may be agreed by CoinShares and SPAC), regardless of whether the Closing occurs. Additionally, following the Closing, Holdco will be required to reimburse or pay or cause to be reimbursed or paid, all expenses of the parties, provided that expenses of the SPAC (subject to certain exceptions) shall only be reimbursed up to an amount of $4,000,000.

Trust Account Waiver

CoinShares, Holdco and SPAC Merger Sub have agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).

Governing Law and Jurisdiction

The Business Combination Agreement is governed by the laws of the State of New York regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof, except that (a) the scheme of arrangement relating to the Acquisition and matters expressly required by the terms of the Business Combination Agreement to be governed by Jersey law, shall be governed by Jersey law and its regulations and (b) the SPAC Merger and matters expressly required by the terms of the Business Combination Agreement to be governed by Cayman Islands law, shall be governed by Cayman Islands law and its regulations. All actions arising out of or relating to the Business Combination Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on September 8, 2025 and incorporated by reference herein.

Related Agreements

The Business Combination Agreement contemplates various additional agreements including a Sponsor Support Agreement, a Stockholders Support Agreement, a Lock-Up Agreement and an A & R Registration Rights Agreement all as described in the Company’s Current Report on Form 8-K filed on September 8, 2025 including the full text of such agreements which are Exhibits to the Company’s Current Report on Form 8-K filed on September 8, 2025 and incorporated by reference herein.

Note 3 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements of the Company are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X promulgated under the Securities Act. Certain information or footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, pursuant to the rules

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

Note 3 — Summary of Significant Accounting Policies (cont.)

and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K as filed with the SEC on March 26, 2025. The interim results for the three and nine months ended September 30, 2025 are not necessarily indicative of the results to be expected for the year ending December 31, 2025 or for any other future periods.

Emerging Growth Company

As an emerging growth company, the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months or less when acquired, to be cash equivalents. The Company’s cash equivalents included approximately $431,000 and $1,088,000, respectively, invested in a money market fund with a financial institution as of September 30, 2025 and December 31, 2024.

Investments Held in Trust Account

At September 30, 2025 and December 31, 2024, the balance in the Trust Account was held in a money market fund meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, and that invest solely in U.S. government treasury obligations. The Company’s investments are presented at fair value on the condensed balance sheets. Gains and losses resulting from the change in fair value of investments held in the trust account are included in interest income on trust account in the condensed statements of operations. As of September 30, 2025 and December 31, 2024, the Company did not withdraw any interest earned on the trust account.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

Note 3 — Summary of Significant Accounting Policies (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. Any loss incurred or lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations and cash flows.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheets, primarily due to their short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheets as current or non-current based on whether or not net cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The underwriters’ over-allotment option was deemed to be a freestanding financial instrument indexed on the shares subject to redemption and were accounted for as a liability pursuant to ASC 480 since it was not fully exercised at the time of the Offering. Upon the partial exercise of the over-allotment option to purchase 2,000,000 Units, and the forfeiture of the remaining option to purchase 1,000,000 Units, this liability was removed and credited to over-allotment liability expired in the related statements of operations at that time.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

Note 3 — Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Making estimates requires management to exercise significant judgement. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin Topic 5A — “Expenses of Offering.” Deferred offering costs consist principally of professional and registration fees that are related to the Offering. FASB ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Offering proceeds from the Units between Class A ordinary shares and warrants, using the residual method by allocating Offering proceeds first to assigned value of the warrants and then to the Class A ordinary shares. Offering costs allocated to the Class A ordinary shares are charged to temporary equity, offering costs allocated to the Public and Private Placement Warrants are charged to shareholders’ equity.

Offering costs amounted to approximately $10,632,000, consisting of $4,000,000 of upfront discount to the underwriters, $7,700,000 of deferred underwriting fees, and $932,000 of other offering costs, offset by a reimbursement from the underwriters of $2,000,000. Approximately $46,000 of such costs were allocated to the Public Warrants and Private Placement Warrants and the remainder, approximately $10,586,000 was allocated to Class A ordinary shares subject to redemption.

As discussed further in Note 8, in July 2025, the underwriter in the Offering, in connection with a proposed financing for the transaction under the Business Combination Agreement discussed in Note 2, has waived any right to a deferred underwriting fee payable to it pursuant to the underwriting in connection with the Offering in September 2024. Such costs, which were originally charged to Class A ordinary shares subject to possible redemption in the Company’s balance sheets and, as such, the reversal of this fee that is no longer payable has been credited to Class A ordinary shares subject to possible redemption in the accompanying balance sheets.

Net Income per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net income per share of ordinary shares is computed by dividing net income or loss applicable to ordinary shareholders by the weighted average number of shares of ordinary shares outstanding during the period plus, to the extent dilutive, the incremental number of shares of ordinary shares to settle Warrants, as calculated using the treasury stock method.

The Company has not considered the effect of the Warrants sold in the Offering and Private Placement to purchase an aggregate of 16,500,000 Class A ordinary shares in the calculation of diluted income per share, since their inclusion would be anti-dilutive under the treasury stock method and are contingent on future events. As a result, diluted income per share of Class A ordinary shares is the same as basic income per share of ordinary shares for the periods presented.

The Company has two classes of ordinary shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata among the two classes of ordinary shares. Net income per share of ordinary shares is calculated by dividing the net income by the weighted average number of shares of ordinary shares

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

Note 3 — Summary of Significant Accounting Policies (cont.)

outstanding during the respective period. The changes in redemption value that are accreted to Class A ordinary shares subject to redemption (see below) are representative of fair value and therefore is not factored into the calculation of earnings per share.

The following tables reflect the net income per share after allocating income between the shares based on outstanding shares:

	Three months ended September 30, 2024		Period from May 24, 2024 (inception) to September 30, 2024
	Class A	Class B	Class A	Class B
Numerator:
Basic and diluted net income per share of ordinary shares:
Allocation of income –
Basic	$224,000	$294,000	$167,000	$310,000
Diluted	$215,000	$303,000	$158,000	$319,000
Denominator:
Weighted average shares of ordinary shares:
Basic	5,196,000	6,804,000	3,677,000	6,764,000
Diluted	5,196,000	7,333,334	3,677,000	7,430,770

Net income per share of ordinary shares –
Basic	$0.04	$0.04	$0.05	$0.05
Diluted	$0.04	$0.04	$0.04	$0.04
	Three months ended September 30, 2025		Nine months ended September 30, 2025
	Class A	Class B	Class A	Class B
Numerator:
Basic and diluted net income per ordinary share:
Allocation of income – basic and diluted	$440,000	$146,000	$3,197,000	$1,066,000
Denominator:
Basic and diluted weighted average ordinary share:	22,000,000	7,333,334	22,000,000	7,333,334
Basic and diluted net income per ordinary share	$0.02	$0.02	$0.15	$0.15

Class A Ordinary Shares Subject to Possible Redemption:

As discussed in Note 4, all of the 22,000,000 public shares sold as part of Units in the Offering (including the partial exercise of the underwriters’ over-allotment option) contain a redemption feature which allows for the redemption of public shares if the Company holds a shareholder vote or there is a tender offer for shares in connection with a business combination. In accordance with FASB ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of FASB ASC 480. Although the Company did not specify a maximum redemption threshold, its charter provides that in no event will it redeem its public shares in an amount that would cause its net tangible assets (i.e., total assets less intangible assets and liabilities) to be less than $5,000,001 upon the closing of a business combination.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

Note 3 — Summary of Significant Accounting Policies (cont.)

While redemptions cannot cause the Company’s net tangible assets to fall below $5,000,000, all Class A ordinary shares are redeemable and classified as such on the Company’s balance sheets until such time as a redemption event takes place. As of September 30, 2025 and December 31, 2024, the value of Class A ordinary shares that may be redeemed is equal to approximately $10.52 and $10.20 per share, respectively.

The Company recognizes changes immediately as they occur and adjusts the carrying value of the securities at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Class A ordinary shares are affected by adjustments to accumulated deficit. Accordingly, as of September 30, 2025 and December 31, 2024, all of the 22,000,000 public shares were classified outside of permanent equity. Class A ordinary shares subject to possible redemption consist of:

	Dollars	Shares
Gross proceeds of Offering	$220,000,000	22,000,000
Less: Proceeds allocated to Public Warrants	(1,045,000)	—
Proceeds allocated to over-allotment option	(408,000)	—
Offering costs	(10,586,000)	—
Plus: Accretion of carrying value to redemption value	16,333,000	—
Class A ordinary shares subject to possible redemption as of December 31, 2024	$224,294,000	22,000,000
Plus: Waiver of deferred underwriting fee payable allocated to Class A ordinary shares subject to possible redemption	7,700,000	—
Accretion of carrying value to redemption value	(532,000)	—
Class A ordinary shares subject to possible redemption as of September 30, 2025	$231,462,000	22,000,000

Warrant Instruments

The Company has accounted for the Public and Private Placement Warrants issued in connection with the Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging.” Accordingly, the Company evaluated and has classified the warrant instruments under equity treatment at their assigned values. There are currently Public and Private Placement Warrants outstanding to purchase an aggregate of 16,500,000 ordinary shares as of September 30, 2025 and December 31, 2024.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of September 30, 2025, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

Note 3 — Summary of Significant Accounting Policies (cont.)

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 4 — Offering

In two closings on September 9, 2024 and September 12, 2024, the Company sold an aggregate 22,000,000 Units at a price of $10.00 per Unit for a total of $220,000,000 (including 2,000,000 Units as a partial exercise of the underwriters’ over-allotment option to purchase up to an additional 3,000,000 Units) (the “Units”). Each Unit consists of one Public Share and one-half of one warrant (each, a “Public Warrant” and collectively, the “Public Warrants”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustments (see Note 9). The Company allocated approximately $950,000 of the Offering proceeds to the estimated fair value of the Public Warrants using a Monte Carlo model (a Level 3 input) using the following assumptions:

Share price	$10.00
Expected term (in years)	7
Volatility	4.7%
Risk free rate	3.63%

The Company granted the underwriters a 45-day option to purchase up to 3,000,000 additional Units to cover any over-allotments at the Offering price less the underwriting discounts and commissions. The Company closed on the underwriters’ exercise of their option to purchase 2,000,000 Units on September 12, 2024. The underwriters forfeited the option to purchase the remaining 1,000,000 Units. The Units that were issued in connection with the over-allotment option are identical to the Units issued in the Offering. The Company considers the overallotment option a derivative instrument and had recorded it at its estimated fair value of $408,000 in its balance sheets at that time. The over-allotment liability was satisfied and extinguished upon the partial exercise and forfeiture in September 2024 and the relief of the liability was credited to the condensed statements of operations at that time. Estimated fair value at inception was determined using a Black-Scholes model (a Level 3 input) using the following assumptions:

Share price	$10.00
Expected term (in years)	0.12
Volatility	7.09%
Daily treasury yield curve	5.50%

See Note 6 regarding the related reduction for forfeited Founder Shares.

Note 5 — Private Placement

Simultaneously with the closing of the Offering on September 9, 2024, the Sponsor purchased an aggregate of 5,500,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant in a private placement. Each Private Placement Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustments. Each Private Placement Warrant will become exercisable 30 days after the completion of the initial business combination and will expire after five years. If the initial business combination is not completed within 21 months from the closing of the Offering, the proceeds from the sale of the Private Placement Warrants held in the trust account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law).

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

Note 6 — Related Party Transactions

Founder Shares

In May 2024, the Company issued an aggregate of 7,666,667 Class B ordinary shares, $0.0001 par value (the “Founder Shares”), in exchange for a $25,000 payment (approximately $0.0033 per share) from the Sponsor to cover certain expenses on behalf of the Company. As used herein, unless the context otherwise requires, “Founder Shares” shall be deemed to include the Class A ordinary shares issuable upon conversion thereof. The Founder Shares are identical to the Public Shares included in the Units being sold in the Offering except that the Founder Shares automatically convert into Public Shares at the time of the initial business combination (with such conversion taking place immediately prior to, simultaneously with, or immediately following the time of the initial business combination, as may be determined by the directors of the Company) or earlier at the option of the holder and are subject to certain transfer restrictions, as described in more detail below. In addition, prior to the closing of the initial business combination, only holders of the Founder Shares had the right to vote on the appointment or removal of directors and on continuing the company in a jurisdiction outside of the Cayman Islands. The Sponsor agreed to forfeit up to an aggregate of 1,000,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters so that the Founder Shares will represent 25% of the Company’s issued and outstanding ordinary shares after the Offering. On September 12, 2024, the Company closed on the underwriters’ partial exercise of their over-allotment option to purchase 2,000,000 Units. The underwriters forfeited their option to purchase the remaining 1,000,000 Units. As such, 333,333 Founder Shares were forfeited, resulting in 7,333,334 Founder Shares being outstanding after the partial exercise of the underwriters’ over-allotment option at September 30, 2025 and December 31, 2024. The Sponsor is not entitled to redemption rights with respect to any Founder Shares and any Public Shares held by the Sponsor in connection with the completion of the initial business combination. If the initial business combination is not completed within 21 months from the closing of the Offering, the Sponsor will not be entitled to rights to liquidating distributions from the trust account with respect to any Founder Shares held by it.

The Sponsor has agreed not to transfer, assign or sell any of its Founder Shares until the earlier to occur of (A) six months after the completion of the initial business combination or (B) subsequent to the initial business combination (the date on which the Company consummates a transaction which results in the shareholder having the right to exchange its shares for cash, securities, or other property), in each case, subject to certain limited exceptions.

Registration Rights

The holders of Founder Shares, Private Placement Warrants (and their underlying securities) and warrants that may be issued upon conversion of working capital loans (and their underlying securities), if any, and any Class A ordinary shares issuable upon conversion of the Founder Shares and any Class A ordinary shares held by the initial shareholders at the completion of the Offering or acquired prior to or in connection with the initial business combination, are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the registration statement for the Offering. These holders are entitled to make up to three demands and have “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Administrative Support Agreement

Commencing on the date on which the securities are first listed on the Nasdaq Global Market in September 2024, the Company agreed to reimburse the Sponsor or an affiliate thereof in an amount equal to $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the initial business combination or the Company’s liquidation, the Company will cease paying these monthly fees. Approximately $30,000 and $90,000, respectively, was charged to operations during the three and nine months ended September 30, 2025, and approximately $10,000 was charged to operations during each of the three months ended September 30, 2024 and the period from May 24, 2024 (inception) to September 30, 2024, for this agreement and no amounts were payable at September 30, 2025 or December 31, 2024.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

Note 6 — Related Party Transactions (cont.)

Executive Officer and Director Compensation

Also, commencing on the date on which the securities are first listed on the Nasdaq Global Market, in September 2024, the Company agreed to compensate each of its Chief Executive Officer and Chief Financial Officer $33,000 per month for their services prior to the consummation of the Company’s initial business combination, of which $16,500 per month would be payable on a current basis and the balance would be payable upon the completion of the Company’s initial business combination. In addition, the Company agreed to pay its Executive Director director fees of $33,000 per month, all of which would be payable upon the completion of the Company’s initial business combination. Approximately $297,000 and $891,000, respectively, was charged to operations during the three and nine months ended September 30, 2025 for these agreements including approximately $594,000 of which at September 30, 2025 which is payable upon completion of an initial business combination. The total amount accrued for deferred compensation, including amounts from 2024, aggregate approximately $847,000 and $253,000,000, respectively, at September 30, 2025 and December 31, 2024.

Related Party Loans

On July 18, 2024, the Company and the Sponsor entered into a loan agreement, whereby the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable on the earlier of December 31, 2024, or the date on which the Company consummates the Offering. During the period from May 24, 2024 (inception) to the closing of the Offering in September 2024, the Company borrowed approximately $209,000 under the Note (all of which was borrowed in the period from May 24, 2024 (inception) to September 30, 2024). The total amount under the Note was repaid at the closing of the Offering in September 2024 leaving no balance outstanding at either September 30, 2025 or December 31, 2024. There are no further borrowings available to the Company under the Note.

Working Capital Loans

In addition, in order to finance transaction costs in connection with the initial business combination, the Sponsor or an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes its initial business combination, the Company would repay the Working Capital Loans. In the event that the initial business combination does not close, the Company may use a portion of proceeds held outside the trust account to repay the Working Capital Loans, but no proceeds held in the trust account would be used to repay the Working Capital Loans. If the Sponsor makes any Working Capital Loans, up to $2,500,000 of such loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the lender. The warrants and their underlying securities would be identical to the Private Placement Warrants. As of September 30, 2025 and December 31, 2024, the Company had no Working Capital Loans, however, subsequent to September 30, 2025, in November 2025, the Company drew down $250,000 of Working Capital Loan under the provisions described above.

Note 7 — Trust Account and Fair Value Measurement

The Company complies with FASB ASC 820, “Fair Value Measurements,” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

Upon the closing of the Offering and the Private Placement, a total of $221,100,000 was deposited into the Trust Account. The proceeds in the Trust Account may be invested in either U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, and that invest solely in U.S. government treasury obligations.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

Note 7 — Trust Account and Fair Value Measurement (cont.)

At September 30, 2025 and December 31, 2024, the balance in the Trust Account was held in a money market fund meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, and that invest solely in U.S. government treasury obligations. The balance in the Trust Account is presented at fair value.

When it has them, the Company classifies its U.S. government treasury bills and equivalent securities as held-to-maturity in accordance with FASB ASC 320, “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity U.S. government treasury bills are recorded at amortized cost and adjusted for the amortization of discounts. There are no held-to-maturity securities held by the Company at September 30, 2025.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of September 30, 2025 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. Since all of the Company’s permitted investments at September 30, 2025 consisted of money market funds that invest only in U.S. government treasury bills, fair values of its investment are determined by Level 1 inputs utilizing quoted prices (unadjusted) in active markets for identical assets or liabilities as follows:

Description at September 30, 2025	Level 1
Assets:
Money market funds	$231,462,000
Description at December 31, 2024	Level 1
Assets:
Money market funds	$224,294,000

Note 8 — Commitments and Contingencies

Underwriting Agreement

In September 2024 in connection with the Offering, the Company incurred an underwriting fee of $4,000,000 to the underwriters at the closing of the Offering, with an additional fee of 1.0% of the gross offering proceeds payable only upon the Company’s completion of its initial business combination and up to 2.5% of the gross offering proceeds, which will be reduced based on the percentage of total funds from the trust account released to pay redeeming shareholders (the “Deferred Discount”). The Deferred Discount will become payable to the underwriters from the amounts held in the trust account solely in the event the Company completes its initial business combination. In addition, the underwriters provided a credit to the Company at the closing of the Offering to reimburse certain of the Company’s expenses and fees in connection with the Offering.

In July 2025, the underwriter in the Offering, in connection with a proposed financing for the transaction under the Business Combination Agreement, has waived any right to a deferred underwriting fee payable to it pursuant to the underwriting in connection with the Offering in September 2024. Such costs, which were originally charged to Class A ordinary shares subject to possible redemption in the Company’s balance sheets and, as such, the reversal of this fee that is no longer payable has been credited to Class A ordinary shares subject to possible redemption in the accompanying balance sheets.

Note 9 — Shareholders’ Deficit

Preference Shares

The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of September 30, 2025 and December 31, 2024, there were no preference shares issued or outstanding.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

Note 9 — Shareholders’ Deficit (cont.)

Ordinary Shares

The authorized ordinary shares of the Company include up to 200,000,000 Class A ordinary shares with a par value of $0.0001 per share and 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. If the Company enters into an initial business combination, it may (depending on the terms of such an initial business combination) be required to increase the number of Class A ordinary shares which the Company is authorized to issue at the same time as the Company’s shareholders vote on the initial business combination to the extent the Company seeks shareholder approval in connection with the initial business combination. Holders of the Company’s ordinary shares are entitled to one vote for each ordinary share (except as otherwise expressed in the Company’s amended and restated memorandum and articles of association). As of September 30, 2025 and December 31, 2024, after considering 22,000,000 Class A ordinary shares which are subject to possible redemption, there are no Class A ordinary shares issued or outstanding.

The Sponsor agreed to forfeit up to an aggregate of 1,000,000 Founder Shares depending on the extent to which the over-allotment option is not exercised by the underwriters so that the Founder Shares would represent 25% of the Company’s issued and outstanding ordinary shares after the Offering. On September 12, 2024, the Company closed on the underwriters’ partial exercise of their over-allotment option for 2,000,000 Units. The underwriters forfeited their option to purchase the remaining 1,000,000 Units. As such, 333,333 Founder Shares were forfeited, resulting in 7,333,334 Founder Shares being outstanding at September 30, 2025 and December 31, 2024.

Warrants

As of September 30, 2025 and December 31, 2024, there were 22,000,000 Public Warrants outstanding to purchase 11,000,000 Class A ordinary shares and 5,500,000 Private Placement Warrants outstanding to purchase 5,500,000 Class A ordinary shares. Each whole warrant entitles the holder thereof to purchase one whole Class A ordinary share at a price of $11.50 per share, subject to adjustment as described herein, at any time commencing 30 days after the completion of the initial business combination, provided that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a “cashless basis” under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrantholder may exercise its warrants only for a whole number of Class A ordinary shares. This means that only a whole warrant may be exercised at any given time by a warrantholder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire five years after the completion of the initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. In addition, if (x) we issue additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by our board of directors (including consideration of the market price) and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “New Issuance Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our Class A ordinary shares during the 20 trading day period starting on the trading day following the effective date of the registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted to be equal to 115% of the higher of the Market Value and the New Issuance Price and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the New Issuance Price.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

Note 9 — Shareholders’ Deficit (cont.)

The Company did not register the Class A ordinary shares issuable upon exercise of the warrants at the time of the Offering. However, the Company has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of the initial business combination, the Company will use its commercially best efforts to file with the SEC a post-effective amendment to the registration statement or a new registration statement registering, under the Securities Act, the issuance of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the applicable warrant agreement. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Beginning 30 days after completion of the initial business combination, the Company may redeem the outstanding Public Warrants and Private Placement Warrants for cash:

•        In whole and not in part;

•        At a price of $0.01 per warrant;

•        Upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”); and

•        if, and only if, the last sale price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrantholders.

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout such 30 trading day period and the 30-day redemption period.

Note 10 — Segment Reporting

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280); Improvements to Reportable Segment Disclosure” which introduced new annual and interim disclosure requirements for all public companies.

As a Special Purpose Acquisition Company (“SPAC”), the Company has not commenced any operations and its activities consist of seeking to identify a suitable business combination candidate and to perform the diligence, contractual, reporting and other obligations associated with completing a business combination transaction.

For purposes of ASU 2023-07, the Company is considered to operate in one segment, seeking to identify and close a business combination. As such, our expenses consist of the costs of identifying a business combination candidate and the diligence, contractual, reporting and other obligations associated with completing such business combination as well as expenses for ongoing professional and other costs to maintain our reporting, listing, compliance and administrative requirements of being a publicly traded company. In addition to such expenses, the Company has approximately $231,462,000 of investments in Trust and such investments generate interest or dividend income.

VINE HILL CAPITAL INVESTMENT CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

Note 10 — Segment Reporting (cont.)

The new information required by ASU 2023-07 includes:

•        Significant segment expenses:    Our general and administrative expenses for the three and nine months ended September 30, 2025 were approximately $1,829,000 and $2,927,000, respectively.

•        Other segment items:    Other income of approximately $2,415,000 and $7,190,000, respectively, for the three and nine months ended September 30, 2025 consists primarily of interest income on the trust account.

•        Identification of the chief operating decision maker (“CODM”):    The chief operating decisions makers are the Chief Executive and Chief Financial Officers of the Company.

•        Explanation of how the CODM uses the disclose measure of segment profit or loss:    The CODM works to maintain costs at a competitive level in its everyday operations. The CODM works to optimize its investment income on the limited choices of available assets based on market conditions. The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statements of operations as net income or loss. The measure of segment assets is reported on the balance sheets as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income or loss and total assets, which include the following: (a) expenses of maintaining its public reporting including accounting, auditing, legal, listing and regulatory, insurance, and (b) search for a business combination candidate, (c) diligence, financing, reporting and closing activities and (d) managing investments in the trust account in order to generate return for shareholders consistent with the regulations surrounding such investments.

Note 11 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after September 30, 2025, the balance sheet date, up to the date the financial statements were available to be issued and concluded there were no material subsequent events that are not already addressed in the financial statements, specifically noting the $250,000 draw down of Working Capital Loans subsequent to September 30, 2025 in November 2025.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

CoinShares International Limited

St. Helier, Jersey

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of CoinShares International Limited (the “Company”) as of December 31, 2024 (restated) and 2023 (restated), the related consolidated statements of comprehensive income (restated), changes in equity (restated), and cash flows (restated) for each of the two years in the period ended December 31, 2024, and the related notes (restated) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 (restated) and 2023 (restated), and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024 (restated), in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement to Correct Misstatements

As described in Note 2b, the consolidated financial statements have been restated to reflect misstatements relating to accounting for digital assets, accounting for share based payments and accounting for investments in associates.

Change in Reporting Currency

As described in Note 2a to the consolidated financial statements, the Company has changed its reporting currency from Great British Pounds Sterling (GBP) to United States Dollars (USD) and amounts relating to all periods have been re-presented retrospectively.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO LLP

BDO LLP

We have served as the Company’s auditor since 2025.

London, United Kingdom

November 21, 2025

CoinShares International Limited
Consolidated Statements of Comprehensive Income
(USD in thousands, except per share information)

	Note	For the years ended December 31,
		2024	2023
		Restated	Restated
Management fees	5	$111,691	$53,709
Other revenue	6	43,599	34,002
Cost of sales	8(a)	(15,209)	(7,092)
Gross profit		140,081	80,619

Administrative expenses	8(b)	(59,561)	(32,555)
Reversal of valuation loss on digital assets	10	23,898	1,477,203
Loss on certificate liabilities	17	(2,950,574)	(1,733,375)
Other operating gains through profit and loss	11	528,593	139,540
Operating loss		(2,317,563)	(68,568)

Exceptional income	7	36,816	—
Fair value (loss)/gain on investments through profit or loss	20	(495)	14,169
Loss on associates	20	(74)	(270)
Finance income	8(c)	8,495	7,975
Finance costs	8(c)	(11,538)	(8,604)
Loss before tax		(2,284,359)	(55,298)
Income taxes	9	(935)	(715)
Loss for the year		$(2,285,294)	$(56,013)

Other comprehensive income
Fair value gain on digital assets through other comprehensive income(2)	10	2,430,843	126,837
Exchange differences on translation of foreign operations(1)		4,145	(11,839)
		2,434,988	114,998
Fair value (loss)/gain on financial assets through other comprehensive income(2)		(450)	186
		(450)	186
Total other comprehensive income for the year		$2,434,538	$115,184
Total comprehensive income for the year		$149,244	$59,171

Loss per share

Basic	30	$(34.34)	$(0.83)
Diluted	30	$(34.34)	$(0.83)

____________

(1)      Items that may be reclassified subsequently to profit or loss

(2)      Items that will not be reclassified subsequently to profit or loss

The accompanying notes are an integral part of these consolidated financial statements.

CoinShares International Limited
Consolidated Statements of Financial Position
(USD in thousands)

		As of December 31,
	Note	2024	2023	2022
		Restated	Restated	Restated
ASSETS
Non-current assets
Property, plant and equipment	21(a)	$3,019	$3,903	$2,343
Non-current digital assets	10	—	1,695	136
Goodwill	21(c)	2,819	1,199	1,142
Other intangible assets	21(d)	11,113	12,370	13,369
Investments	20	25,089	31,969	17,677
Investments in associates	20	—	74	333
Trade and other receivables	13	1,577	418	975
Other non-current assets	14	1,122	2,816	2,382
		44,739	54,444	38,357
Current assets
Cash and cash equivalents	15	24,915	32,475	163,078
Digital assets	10	4,550,511	3,024,743	1,051,448
Other current assets	14	201,595	69,652	11,331
Digital asset ETPs	14	1,195,167	269,118	203,534
Trade and other receivables	13	3,735	2,853	1,764
		5,975,923	3,398,841	1,431,155
Total assets		6,020,662	3,453,285	1,469,512

LIABILITIES
Current liabilities
XBT Certificate Liabilities	17	(3,748,081)	(2,384,019)	(1,051,448)
CS Physical Certificate Liabilities	17	(1,485,879)	(609,692)	(142,527)
Amounts due to brokers	16	(99,124)	(852)	—
Trade and other payables	18	(13,202)	(7,145)	(4,804)
Other current liabilities	19	(271,212)	(138,695)	(32,813)
Current lease liabilities	21(b)	(732)	(718)	(1,582)
Current tax liabilities	9	(115)	(200)	(285)
		(5,618,345)	(3,141,321)	(1,233,459)
Net current assets		357,578	257,520	197,696

Non-current liabilities
Non-current lease liabilities	21(b)	(2,259)	(3,061)	(35)
Other non-current liabilities	29	(1,206)	—	—
Non-current loans	19	(24,657)	(29,467)	(25,936)
		(28,122)	(32,528)	(25,971)
Total liabilities		(5,646,467)	(3,173,849)	(1,259,430)
Net assets		$374,195	$279,436	$210,082

EQUITY
Share capital	22(a)	$44	$45	$45
Share premium	22(a)	41,458	42,067	42,180
Other reserves	22(b)	1,930,658	120,551	21,850
Retained earnings/(accumulated deficit)		(1,597,965)	116,773	146,007
Total equity		$374,195	$279,436	$210,082

The accompanying notes are an integral part of these consolidated financial statements.

CoinShares International Limited
Consolidated Statements of Changes in Equity
(USD in thousands)

	Note	Share Capital	Share Premium	Other Reserves	Retained Earnings/ (Accumulated Deficit)	Total equity
Balance at January 1, 2023 – restated		$45	$42,180	$21,850	$146,007	$210,082
Loss for the year		—	—	—	(56,013)	(56,013)
Other comprehensive income for the year		—	—	114,998	186	115,184
Total comprehensive income		—	—	114,998	(55,827)	59,171
Share based payments	22(b)	—	—	1,652	—	1,652
Share cancellations	22(b)	—	(113)	687	(574)	—
Share buybacks	22(b)	—	—	(5,256)	—	(5,256)
Share options exercised/liquidated	22(b)	—	—	(26)	25	(1)
Total transactions with owners recognised in equity		—	(113)	(2,943)	(549)	(3,605)
Foreign exchange impact from change in presentational currency		—	—	13,788	—	13,788
Transfer of revaluation reserve upon disposal of digital assets	22(b)			(27,142)	27,142	—
Total other changes in equity		—	—	(13,354)	27,142	13,788
Balance at December 31, 2023 – restated		45	42,067	120,551	116,773	279,436
Loss for the year		—	—	—	(2,285,294)	(2,285,294)
Other comprehensive income for the year		—	—	2,434,988	(450)	2,434,538
Total comprehensive income		—	—	2,434,988	(2,285,744)	149,244

Share buybacks	22(b)	—	—	(344)	—	(344)
Share options liquidated	22(b)	—	—	(14)	—	(14)
Share based payments	22(b)	—	—	304	—	304
Share cancellations	22(b)	(1)	(867)	5,022	(4,168)	(14)
Share options exercised	22(b)	—	258	231	(9)	480
Transfer of option reserve	22(b)	—	—	(5,693)	—	(5,693)
Dividends paid		—	—	—	(42,952)	(42,952)
Total transactions with owners recognised in equity		(1)	(609)	(494)	(47,129)	(48,233)
Foreign exchange impact from change in presentational currency	22(b)	—	—	(6,252)	—	(6,252)
Transfer of revaluation reserve upon disposal of digital assets	22(b)			(618,135)	618,135	—
Total other changes in equity		—	—	(624,387)	618,135	(6,252)
Balance at December 31, 2024 – restated		$44	$41,458	$1,930,658	$(1,597,965)	$374,195

The accompanying notes are an integral part of these consolidated financial statements.

CoinShares International Limited
Consolidated Statements of Cash Flows
(USD in thousands)

		For the Years Ended December 31,
	Note	2024	2023
		Restated	Restated
Cash flows from operating activities
Loss for the year		$(2,285,294)	$(56,013)
Adjustments for:
Depreciation of property, plant and equipment	21(a)	291	251
Depreciation of right-of-use assets	21(a)	725	1,510
Expected credit loss provision	23(b)	1,902	—
Other impairment		185	—
Amortisation of other intangible assets	21(d)	2,006	2,231
Share-based payment expense	29	14,463	1,261
Finance and other income	8(c)	(8,495)	(7,975)
Finance costs and other expenses	8(c)	11,538	8,604
Income taxes	9	935	715
Other operating gains through profit and loss	11	(528,593)	(139,540)
Loss on certificate liabilities	17	2,950,574	1,733,375
Reversal of valuation loss on digital assets	10	(23,898)	(1,477,203)
Loss/(gain) on investments	20	495	(14,169)
Impairment/loss in associates	20	74	270
Non-cash management fees	5	(107,176)	(51,763)
Non-cash other revenue	6	(41,613)	(31,119)
Non-cash trading expenses		133	148
		(11,748)	(29,417)
Changes in working capital:
(Increase)/decrease in trade receivables and other assets	13, 14	(440,744)	103,298
Increase in trade payables and other liabilities	18	751	1,980
		(451,743)	75,858
Change in digital assets and certificate liabilities:
Net sales/(purchases) of digital assets	10	1,141,042	(73,385)
Net redemptions of XBT certificate liabilities	17	(766,319)	(123,467)
Cash used in operations		(77,018)	(120,991)

Finance income received	8(c)	8,462	7,975
Finance costs paid	8(c)	(10,971)	(8,246)
Cash payments for the interest portion of lease liabilities	21(b)	(183)	(97)
Income taxes paid	9	(974)	(811)
Increase on net amount due to brokers		98,272	835
Net cash flow used in operating activities		17,588	(121,335)

Cash flows generated from/(used in) investing activities
Purchases of other intangible assets	21(d)	(1,492)	(1,490)
Disposals of other intangible assets	21(d)	—	363
Purchases of property, plant and equipment	21(a)	(229)	(136)
Disposals of property, plant and equipment	21(a)	75	72
Acquisition of subsidiaries		(429)	—
Disposal/(acquisition) of other investments through profit and loss	20	5,165	(532)
Disposal of other investments through other comprehensive income		250	—
Net cash generated from/(used in) investing activities		3,340	(1,723)

CoinShares International Limited
Consolidated Statements of Cash Flows — (Continued)
(USD in thousands)

		For the Years Ended December 31,
	Note	2024	2023
		Restated	Restated
Cash flows from financing activities
Issue of fund units		316	—
Repayment of long-term loan	19	(2,770)	(77)
Repayment of lease liabilities	21(b)	(568)	(734)
Share option exercises/liquidations	22	520	—
Share buybacks	22	(344)	(5,256)
Dividends paid	22	(41,966)	—
Net cash used in financing activities		(44,812)	(6,067)
Net decrease in cash and cash equivalents		(23,884)	(129,125)

Cash and cash equivalents
At the beginning of the year		32,475	163,078
Effects of currency translation on cash and cash equivalents		16,324	(1,478)
At the end of the year		24,915	32,475

Cash and cash equivalents comprise
Cash at bank	15	7,232	8,480
Amounts due from brokers	15	7,205	20,715
Amounts due from exchanges	15	10,478	3,280
At the end of the year		24,915	32,475

The accompanying notes are an integral part of these consolidated financial statements.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

1. General information and material accounting policies

CoinShares International Limited (the “Company”) and its subsidiaries (together the “Group”) primarily operate in Jersey, Channel Islands (see Note 25 for other jurisdictions in which the Group operates). The Group’s principal activity is providing customers with exposure to the digital asset ecosystem through a range of financial products and services.

The principal activity of the Company is to act as the parent entity of the Group. In this capacity, the Company provides strategic direction, governance, and oversight to its subsidiaries. While the Company undertakes certain operational activities from time to time, including investment-related transactions, financing activities, and the payment of expenses, these activities are ancillary to its primary role as the parent company of the Group. The Company is a public company limited by shares and is incorporated and domiciled in Jersey. The address of its registered office is 2nd Floor, 2 Hill Street, St Helier, Jersey JE2 4UA.

2. Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The consolidated financial statements of the Group have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS as issued by the IASB”) and UK adopted International Accounting Standards (“UK IFRS”) (together “IFRS”), and were approved and authorised for issuance by the Board of Directors on November 21, 2025.

The consolidated financial statements have been prepared on a historical cost basis, except for the following items (refer to individual accounting policies for details):

•        Financial instruments — fair value through profit or loss

•        Financial instruments — fair value through other comprehensive income

•        Intangible assets related to digital assets — fair value through other comprehensive income

•        Contingent consideration

•        Cash settled share-based payment liabilities

The preparation of consolidated financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires Group management to exercise judgment in applying the Group’s accounting policies. The areas where significant judgments and estimates have been made in preparing the consolidated financial statements and their effects are disclosed in Note 3.

As of January 1, 2025, the Company has changed its functional currency from GBP to USD. This change has been made to reflect the fact that the Company’s operations have become increasingly US-focused in recent years. Although the functional currency change is not yet effective in these financial statements, the Board considers it appropriate to re-present the 2023 and 2024 financial information in USD to provide comparability with future reporting periods.

In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, the 2023 and 2024 financial information has been translated from GBP to USD using the following translation basis:

•        statement of comprehensive income and cash flow items translated at average exchange rates for the year;

•        assets and liabilities translated at the closing exchange rate at the reporting date; and

•        equity transactions translated at historic exchange rates.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

The following exchange rates were used to re-translate the financial statements of the Company and its foreign subsidiaries into USD for the restatement of January 1, 2023 to December 31, 2023:

•        Closing rate: 1.273

•        Average rate: 1.247

The following exchange rates were used to re-translate the financial statements of the Company and its foreign subsidiaries into USD for the restatement of January 1, 2024 to December 31, 2024:

•        Closing rate: 1.254

•        Average rate: 1.279

The impact of the change in presentation currency taken through other reserves in the statement of changes in equity as disclosed in note 22.

This re-presentation relates solely to the change in presentation currency and does not represent a restatement of the Group’s previously reported financial results.

All amounts are presented in thousands of U.S. dollars ($’000) unless otherwise stated.

This financial information does not constitute the Group’s statutory accounts for either of the years presented. Statutory accounts as of and for the years ended December 31, 2024 and 2023, which were presented in UK Sterling (“GBP”), were prepared in accordance with UK adopted International Accounting Standards and the Companies (Jersey) Law 1991.

The Board of Directors have prepared these non-statutory consolidated financial statements as of and for the years ended December 31, 2024 and 2023 for inclusion in a draft registration statement on Form F-4 to be submitted to the United States Securities and Exchange Commission (“SEC”) in relation to a proposed business combination (see Note 31).

(b) Restatements of previously issued financial statements

The Board of Directors, Audit Committee and the Company’s current management team have concluded that the Company would restate its historical financial statements in respect of the fiscal years 2024 and 2023 (collectively, the “Restatement Periods”). The management of CoinShares has re-assessed its accounting policies as well as the presentation and accounting for certain transactions in the consolidated financial statements and has concluded that it was necessary to restate the previously issued consolidated financial statements for the correction of errors and certain other reclassifications in accordance with IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors.

The 2024 and 2023 consolidated financial statements are being restated for the correction or reclassification of the following items:

i.       Correcting the accounting for digital assets (see restatement note below)

ii.      Correcting the accounting for share-based payment transactions (see restatement note below)

iii.     Correcting the accounting for investment in associates (see restatement note below)

iv.      Re-presentation of the consolidated financial statements into USD

v.       Adding certain additional disclosures required by IFRS

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

(b-i) Digital assets

The Group has reassessed the classification and accounting treatment of its digital assets and related certificate liabilities. Correcting the accounting for digital assets also encompasses a change to accounting for CoinShares Physical certificate liabilities as financial liability and also reclassifying amounts related to realized and unrealized gains and losses on digital assets. In its previously issued financial statements, digital assets of £2,442,813 ($3,064,632) held by the Group were classified as inventory under IAS 2 — Inventories, and £1,184,392 ($1,485,879) as intangible assets under IAS 38 — Intangible Assets. A hedge accounting relationship had been designated for those digital assets classified as intangible assets, whereby movements in fair value were offset against changes in the fair value of the CoinShares Physical certificate liabilities, which have been classified as a financial liability.

Following restatement, the certificate liabilities have been reclassified, as they are predominantly settled in digital assets and therefore do not meet the definition of financial liabilities under IFRS 9. Consequently, the related hedge accounting relationship has been removed.

In addition, the Group re-assessed its application of digital assets as inventory under IAS 2. The broker-dealer classification previously relied upon for treating these digital assets as inventory has been identified as an error. As a result, all digital assets are now classified as intangible assets and accounted for under the revaluation model in accordance with IAS 38.

Impact of the restatement

The restatement results in the majority of digital asset fair value movements being recognised in Other Comprehensive Income (OCI) rather than in profit or loss. Fair value gains on digital assets previously recognised as “Fair value gains on digital assets at FVTPL” are now presented as “Fair value gains on digital assets through OCI” on the consolidated statement of comprehensive income.

Prior to restatement, realised gains arising from the disposal or derecognition of digital assets were recorded within the fair value movement on digital assets and subsequently recognised within the Group’s retained earnings. In accordance with IAS 38, once gains on digital assets become realised on disposal or derecognition, the associated balance within the revaluation reserve must be transferred directly to retained earnings. Accordingly, the Group has restated its comparative information to reclassify the realised portion on disposal or derecognition of digital assets from the revaluation reserve to retained earnings.

For the years ended December 31, 2024 and 2023, gains of $2,430,843 (2023: $126,837) have been reclassified from profit or loss to OCI. The restatement does not affect the Group’s total comprehensive income, total assets, total liabilities, or total equity.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

Quantitative impact

The following table summarises the reclassification effect for December 31, 2024:

(in thousands)	As previously reported	Restatement adjustment	As restated
December 31, 2024

Statement of Comprehensive Income
Fair value gains on digital assets at FVTPL*	$2,454,741	$(2,430,843)	$23,898
Fair value gains on digital assets through OCI	$—	$2,430,843	$2,430,843

Statement of Financial Position
Digital assets held as inventory	$3,064,632	$(3,064,632)	$—
Digital assets held for collateral purposes	$1,485,879	$(1,485,879)	$—
Digital assets	$—	$4,550,511	$4,550,511

____________

*        This has been renamed in the financial statements to “Reversal of valuation loss on digital assets”

The following table summarises the reclassification effect for December 31, 2023:

(in thousands)	As previously reported	Restatement adjustment	As restated
December 31, 2023

Statement of Comprehensive Income
Fair value gains on digital assets at FVTPL (P&L)*	$1,604,040	$(126,837)	$1,477,203
Fair value gains on digital assets through OCI	$—	$126,837	$126,837

Statement of Financial Position
Digital assets held as inventory	$2,415,051	$(2,415,051)	$—
Digital assets held for collateral purposes	$609,692	$(609,692)	$—
Digital assets	$—	$3,024,743	$3,024,743

____________

*        This has been renamed in the financial statements to “Reversal of valuation loss on digital assets”

(b-ii) Share-based payments

The Group has re-assessed its accounting for share-based payment arrangements following a number of historic instances of cash settlement of share options awards. Under IFRS 2, when practice of cash settlement is established, the arrangement is classified as cash-settled regardless of its original terms, as this indicates a constructive obligation to settle in cash. Management has identified that a constructive obligation to settle in cash existed at the end of the first quarter of 2024.

Previously, the Group recognised all of its share-based payment awards as equity settled, with corresponding charges recognised in share option expenses over the vesting period. Following the reassessment, the awards have been reclassified as liability-settled share-based payment arrangements. Consequently, the Group has restated its financial statements to reflect these awards as liability settled for the year ended December 31, 2024.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

The liability now recognised as a result of the error includes both (i) the fair value of the liability and (ii) the associated employer social security obligations, which vary with the fair value of the underlying awards and are therefore accounted for as a cash-settled component under IFRS.

Valuation methodology

Under the previous accounting treatment, the Group recognised the fair value of the awards at grant date and did not subsequently remeasure them, consistent with the equity-settled classification.

This change in classification results in a different valuation methodology, as the fair value of the liability now reflects share price, volatility, expected life, and other valuation inputs, rather than the grant-date fair value previously used.

Accordingly, the fair value at the date of reclassification differs from the cumulative equity previously recognised, resulting in an adjustment through profit or loss in the year of restatement.

Quantitative impact

The following table summarises the reclassification effect for December 31, 2024:

(in thousands)	As previously reported	Restatement adjustment	As restated
December 31, 2024

Statement of Comprehensive Income
Administrative expenses	$46,377	$13,184	$59,561

Statement of Financial Position
Other current liabilities	$252,738	$18,474	$271,212
Other non-current liabilities	$—	$1,206	$1,206

Statement of Changes in Equity
Share option reserve	$6,479	$(6,479)	$—

The share-based payment liability, including the associated employer social security obligations, is remeasured at each reporting date, with any change in fair value of the liability recognised in profit or loss. No impact has arisen on the Group’s cash flows.

(b-iii) Investment in associates

The Group held a 28.31% (2023: 26.75%) position in FlowB Holding Switzerland SA (‘FlowBank’) during the year ended 31 December 2024.

Under the equity method, an investment in an associate or a joint venture is recognised initially in the consolidated statement of financial position at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and other comprehensive income of the associate or joint venture.

Previously, the carrying value of the investment in FlowBank was $nil at December 31, 2024 (December 31, 2023: $25,150)

Following the bankruptcy proceedings of FlowBank, which was instructed by Finma in Switzerland the Group fully impaired the investment of FlowBank through the statement of comprehensive income during the year ended December 31, 2024.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

Following review, it has been determined that the conditions resulting in FlowBank’s bankruptcy proceedings existed as at December 31, 2022, and therefore the investment was fully impaired in year ended December 31, 2024 should have been impaired as at December 31, 2022. As a result, any share of profit or losses associated with the investment in FlowBank recognised in the years ended December 31, 2024 and 2023 have been reversed.

Quantitative impact

The following table summarises the reclassification effect for December 31, 2024:

(in thousands)	As previously reported	Restatement adjustment	As restated
December 31, 2024

Statement of Comprehensive Income
Loss on associates	$(25,340)	$25,266	$(74)

Statement of Financial Position
Investments in associates	$—	$—	$—

The following table summarises the reclassification effect for December 31, 2023:

(in thousands)	As previously reported	Restatement adjustment	As restated
December 31, 2023

Statement of Comprehensive Income
Loss on associates	$(13,203)	$12,933	$(270)

Statement of Financial Position
Investments in associates	$25,225	$(25,151)	$74

The following table summarises the reclassification effect for January 1, 2023:

(in thousands)	As previously reported	Restatement adjustment	As restated
January 1, 2023

Statement of Financial Position
Investments in associates	$36,791	$(36,458)	$333

Total quantitative impact on profit

The following table summarises the cumulative reclassification effect for December 31, 2024:

(in thousands)	As previously reported	Adjustment (i) – Digital Assets	Adjustment (ii) – Share- based payments	Adjustment (iii) – Investment in associates	As restated
December 31, 2024

Statement of Comprehensive Income
Profit/(loss) for the year	$133,465	$(2,430,843)	$(13,184)	$25,266	$(2,285,294)

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

The following table summarises the cumulative reclassification effect for December 31, 2023:

(in thousands)	As previously reported	Adjustment (i) – Digital Assets	Adjustment (ii) – Share- based payments	Adjustment (iii) – Investment in associates	As restated
December 31, 2023

Statement of Comprehensive Income
Profit/(loss) for the year	$57,891	$(126,837)	$—	$12,934	$(56,013)

Total quantitative impact on total comprehensive income

The following table summarises the cumulative reclassification effect for December 31, 2024:

(in thousands)	As previously reported	Adjustment (i) – Digital Assets	Adjustment (ii) – Share- based payments	Adjustment (iii) – Investment in associates	As restated
December 31, 2024

Statement of Comprehensive Income
Total comprehensive income	$133,077	$—	$(12,984)	$25,151	$149,244

The following table summarises the cumulative reclassification effect for December 31, 2023:

(in thousands)	As previously reported	Adjustment (i) – Digital Assets	Adjustment (ii) – Share- based payments	Adjustment (iii) – Investment in associates	As restated
December 31, 2023

Statement of Comprehensive Income
Total comprehensive income	$46,864	$—	$—	$11,307	$59,171

Total quantitative impact on earnings per share for the year

The following table summarises the cumulative reclassification effect for December 31, 2024:

(in thousands)	As previously reported	Adjustment (i) – Digital Assets	Adjustment (ii) – Share- based payments	Adjustment (iii) – Investment in associates	As restated
December 31, 2024

Statement of Comprehensive Income
Basic earnings per share	$2.01	$(36.53)	$(0.20)	$0.38	$(34.34)
Diluted earnings per share	$1.90	$(34.62)	$(0.19)	$0.36	$(34.34)

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

The following table summarises the cumulative reclassification effect for December 31, 2023:

(in thousands)	As previously reported	Adjustment (i) – Digital Assets	Adjustment (ii) – Share- based payments	Adjustment (iii) –Investment in associates	As restated
December 31, 2024

Statement of Comprehensive Income
Basic earnings per share	$0.86	$(1.88)	$—	$0.19	$(0.83)
Diluted earnings per share	$0.81	$(1.78)	$—	$0.18	$(0.83)

(c) Going concern basis

As of December 31, 2024, the Group had net assets of $374,195 (2023: $279,436), an operating loss of $2,317,563 (2023: loss of $68,568), and total comprehensive income of $149,244 (2023: $59,171).

The consolidated financial statements have been prepared on a going concern basis. Management has assessed the Group’s ability to continue as a going concern for a period of at least twelve months from the date of approval of these consolidated financial statements, taking into account reasonably foreseeable circumstances and events.

In making this assessment, management considered: the Group’s current financial position, liquidity and cash flow forecasts, the impact of market volatility, including fluctuations in digital asset valuations; and, available sources of financing and access to credit facilities.

Based on this review, management is satisfied that the Group has adequate resources to continue in operational existence for the foreseeable future and, accordingly, continues to adopt the going concern basis of accounting in preparing these consolidated financial statements.

The Group has an obligation to settle amounts due to investors for Exchange Traded Products (“ETP”) that reference the performance of a range of digital assets. The Group ensures sufficient digital asset exposure is held at all times in order to service all liabilities arising from the issuance of these products. The directors consider that they will be able to convert the Group’s digital asset exposure to fiat currency so as to settle the obligations in the event that certificates are redeemed and so deem the going concern risk associated with these certificates to not be material. In addition, delays in the settlement of the certificates may be imposed or certain modifications be made in the occurrence of market illiquidity or other disruptions.

Accordingly, the directors have prepared the consolidated financial statements on a going concern basis.

(d) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries per Note 25) made up to December 31, each year. Control is achieved when the Group:

•        has power over the investee;

•        is exposed, or has rights, to variable returns from its involvement with the investee; and

•        has the ability to use its power to affect its returns.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

De-facto control exists in situations where the company has the practical ability to direct the relevant activities of the investee without holding the majority of the voting rights. In determining whether de-facto control exists the company considers all relevant facts and circumstances, including:

•        The size of the company’s voting rights relative to both the size and dispersion of other parties who hold voting rights

•        Substantive potential voting rights held by the company and by other parties

•        Other contractual arrangements

•        Historic patterns in voting attendance.

The consolidated financial statements present the results of the company and its subsidiaries (‘the Group’) as if they formed a single entity. Intercompany transactions and balances between group companies are therefore eliminated in full.

The consolidated financial statements incorporate the results of business combinations using the acquisition method. In the statement of financial position, the acquiree’s identifiable assets, liabilities and contingent liabilities are initially recognised at their fair values at the acquisition date. The results of acquired operations are included in the consolidated statement of comprehensive income from the date on which control is obtained. They are deconsolidated from the date on which control ceases.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Group gains control until the date when the Group ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies into alignment with the Group’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.

Changes in the Group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Group’s interests are adjusted to reflect the changes in their relative interests in the subsidiaries.

When the Group loses control of a subsidiary, the gain or loss on disposal recognised in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary. All amounts previously recognised in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Standards).

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

Associates

Where the Group has the power to participate in (but not control) the financial and operating policy decisions of another entity, it is classified as an associate. Associates are initially recognised in the consolidated statement of financial position at cost. Subsequently associates are accounted for using the equity method, where the Group’s share of post-acquisition profits and losses and other comprehensive income is recognised in the consolidated statement of profit and loss and other comprehensive income (except for losses in excess of the Group’s investment in the associate unless there is an obligation to make good those losses).

Profits and losses arising on transactions between the Group and its associates are recognized only to the extent of unrelated investors’ interests in the associate. The investor’s share in the associate’s profits and losses resulting from these transactions is eliminated against the carrying value of the associate.

Any premium paid for an associate above the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired is capitalised and included in the carrying amount of the associate. Where there is objective evidence that the investment in an associate has been impaired the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

Judgement

Where the Group holds less than 20% of voting rights in an investment but the Group has the power to exercise significant influence, such an investment is treated as an associate.

(e) Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their fair value at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognised immediately in profit or loss as a bargain purchase gain.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognised as of that date.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

(f) Impairment of goodwill and other non-financial assets

Impairment tests on Goodwill and other intangible assets with indefinite useful economic lives are not amortised but are reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment charges are included in profit or loss, except to the extent they reverse gains previously recognised in other comprehensive income. An impairment loss recognised for goodwill is not reversed in a subsequent. On disposal of a cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

(g) Financial assets — Investments

In the consolidated financial statements of the Group, investments in listed equities and other investments are held at fair value through profit or loss except where the directors have made an irrevocable claim to designate fair value movements through other comprehensive income.

(h) Fair value measurement

The Group measures financial instruments such as ETPs, and non-financial assets such as digital assets, at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for the asset or liability accessible by the Group.

The fair value hierarchy under IFRS is set out as follows:

Level 1	—	The unadjusted quoted price in an active market for identical assets or liabilities that the Group can access at the measurement date.
Level 2	—	Inputs other than quoted prices included in Level 1 that are observable (i.e. developed using market data) for the asset or liability, either directly or indirectly.
Level 3	—	Inputs are unobservable (i.e. for which market data is unavailable) for the asset or liability.

At applicable reporting dates, the board of directors analyses the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Group’s accounting policies.

For assets and liabilities that are recognised in the consolidated financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Investment valuations are subject to several key judgements and reflect both local and external economic factors. In selecting the investment valuation criteria, the directors evaluate the key drivers relevant to each investment in conjunction with local partners, supported, wherever practicable, by local market data. As such, fair value measurements for investment valuations have been classified as Level 2 or Level 3 depending on the information available.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

Level 1 and 2 valuations and inputs

The Group performs monthly valuations of the Group’s assets that are classified as Level 1 and 2 within the fair value hierarchy, utilising market data and observable inputs. Discussions of valuation processes and results are held between the Chief Financial Officer, Audit and Risk Committee and the Board once every quarter.

Level 3 valuations and inputs

The Group performs quarterly valuations of the Group’s investments that are classified as Level 3, within the fair value hierarchy, utilising a range of observable and unobservable inputs. Discussions of valuation processes and results are held between the Chief Financial Officer, Audit and Risk Committee and the Board once every quarter.

The main Level 3 inputs used by the Group are derived and evaluated as follows:

•        price of recent investment;

•        earnings multiples, estimated based on market information for similar types of companies;

•        AUM multiples, estimated based on market information for similar types of companies; and

•        percentage ownership of net asset value of the investee company.

Fair value policies and disclosures on specific balances are summarised in the following notes:

Digital assets	Note 10
Financial assets and liabilities	Note 12
Other financial assets – investments	Note 20

For all other assets and liabilities measured at fair value, the directors perform an internal valuation exercise to determine fair value using methodologies disclosed in the Group Investment Valuation Policy.

(i) Management fees and other revenue

Management fees

The Group earns management fees by issuing ETPs which synthetically track the performance of digital assets under various note programmes. The ETPs issued by the Group are backed by digital asset exposure either through digital asset holdings or financial instruments that reference digital assets on a non-leveraged basis. For the purposes of these financial statements, “collateral” or “collateralise” refers to the Group’s holdings of digital assets which are maintained to economically hedge or offset movements in the CoinShares Physical certificate liabilities and CoinShares XBT Provider certificate liabilities. These terms are used descriptively and do not imply collateralisation in the legal sense of secured borrowing arrangements.

The Group earns management fees, which may vary depending on the note programme, based on the market value of the ETP. Such management fees are recognised as revenue in accordance with IFRS 15 Revenue from Contracts with Customers, as they arise from the Group’s ordinary activities of managing ETPs. Management has assessed the criteria under IFRS 15 as follows:

•        The contractual arrangements with ETP investors establish enforceable rights and obligations, under which the Group provides ongoing services in exchange for consideration.

•        The services include the provision of continuous management and administration of the ETPs. This represents a performance obligation satisfied over time, as investors simultaneously receive and consume the benefits of these services.

•        The transaction price is based on a contractually agreed management fee, calculated as a function of the market price of the underlying asset referenced by the ETPs.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

The XBTP note programme management fee revenue is recognised on a daily basis, denominated in fiat, by means of a reduction in the liability owing to the ETP holder. Due to the structure of the XBTP ETPs, and the way in which the Group elects to collateralise the liability arising from the issuance of these ETPs, the revenue remains held as part of the overall collateral asset balance until such a time that the notes are redeemed, at which point the cash is realised. There is no digital asset exposure risk attached to the revenue that remains held within the collateral assets between recognition and redemption, as the revenue is fixed in fiat terms and therefore the digital asset price at the time of redemption dictates the quantum of assets to be liquidated.

The CSDSL note programme management fee revenue is recognised on a daily basis, denominated in digital assets, by means of a reduction in the coin entitlement owing to the ETP holder. For the staking products with no fee, revenue arising from staking is also denominated in digital assets, with a portion of such proceeds owing to noteholders through increasing the coin entitlement. These revenues are converted on a regular basis into fiat in order to mitigate the risk of digital asset price fluctuations impacting upon revenues arising from CSDSL. There is no digital asset exposure risk attached to the revenue that remains held within the collateralised assets between recognition and redemption.

Other revenue

Other revenue comprises staking income earned on digital assets and interest income arising from the Group’s digital-asset lending activities. Such revenue is recognised in profit or loss when it satisfies the recognition criteria in IFRS 15 Revenue from Contracts with Customers or IFRS 9 Financial Instruments, depending on the nature of the arrangement.

Staking revenue is recognised in accordance with IFRS 15 as revenue from the provision of services to a blockchain protocol or staking service provider. The Group earns staking rewards by making its digital assets available to support network validation activities, and the resulting performance obligation is satisfied over time as these services are continuously provided. Staking income is measured at the fair value of the consideration received or receivable at the point the reward is earned, with fair value based on observable market prices when rewards are received in digital assets, or the fiat amount received or receivable when settled in cash. Revenue is recognised when the Group becomes entitled to the reward and collectability is not subject to significant uncertainty.

Interest from digital-asset lending is recognised in accordance with IFRS 9 using the effective interest method when the lending arrangement gives rise to a financial asset, or on an accrual basis when the arrangement does not meet the definition of a financial asset but provides for fixed or determinable amounts of consideration. Interest income represents the fiat consideration receivable under the lending contract and is recognised as it accrues, based on the contractual terms and the economic substance of the lending arrangement.

(j) Leases

The Group as lessee

On commencement of a contract (or part of a contract) which gives the right to use an asset for a period of time in exchange for consideration, the group recognises a right-of-use asset and a lease liability unless the lease qualifies as a ‘short-term’ lease or a ‘low-value’ lease.

Short-term leases

Where the lease term is twelve months or less and the lease does not contain an option to purchase the leased asset, lease payments are recognised as an expense on a straight-line basis over the lease term.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

Leases of low-value assets

Where the underlying asset in a lease is ‘low-value’, lease payments are recognised as an expense on a straight-line basis over the lease term.

Initial measurement of the lease liability

The lease liability is initially measured at the present value of the lease payments during the lease term discounted using the incremental borrowing rate because the interest rate implicit in the lease cannot be readily determined.

The lease term is the non-cancellable period of the lease plus extension periods that are reasonably certain to exercise and termination periods that are reasonably certain not to exercise.

Lease payments include fixed payments, less any lease incentives receivable, variable lease payments dependent on an index or a rate and any residual value guarantees. Variable lease payments are initially measured using the index or rate when the leased asset is available for use.

Subsequent measurement of the lease liability

The lease liability is subsequently increased for a constant periodic rate of interest on the remaining balance of the lease liability and reduced for lease payments. Interest on the lease liability is recognised in profit or loss.

Re-measurement of the lease liability

The lease liability is adjusted for changes arising from the original terms and conditions of the lease that change the lease term, the assessment of options to purchase the leased asset, the amount expected to be payable under a residual value guarantee and/or changes in lease payments due to a change in an index or rate.

The adjustment to the lease liability is recognised when the change takes effect and is adjusted against the right-of-use asset, unless the carrying amount of the right-of-use asset is reduced to nil, when any further adjustment is recognised in profit or loss.

Adjustments to the lease payments arising from a change in the lease term or the assessment of its option to purchase the leased asset are discounted using a revised discount rate. The revised discount rate is calculated as the incremental borrowing rate at the date of the reassessment because the interest rate implicit in the lease cannot be readily determined.

Lease modifications

A lease modification is a change that was not part of the original terms and conditions of the lease and is accounted for as a separate lease if it increases the scope of the lease by adding the right to use one or more additional assets with a commensurate adjustment to the payments under the lease.

For a lease modification not accounted for as a separate lease, the lease liability is adjusted for the revised lease payments, discounted using a revised discount rate.

Where the lease modification decreases the scope of the lease, the carrying amount of the right-of-use asset is reduced to reflect the partial or full termination of the lease. Any difference between the adjustment to the lease liability and the adjustment to the right-of-use asset is recognised in profit or loss.

For all other lease modifications, the adjustment to the lease liability is recognised as an adjustment to the right-of-use.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

The Group as lessor

Leases are classified as finance or operating leases. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for the head lease and the sub-lease as two separate contracts. The sub-lease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised on a straight-line basis over the lease term.

(k) Foreign currency translation

Transactions and balances

Foreign currency transactions are translated into the functional currency of the relevant Group entity using the exchange rates prevailing at the dates of the transactions.

At each reporting date, monetary assets and liabilities denominated in a foreign currency are translated into the functional currency of the relevant Group entity at the closing exchange rate. Non-monetary assets and liabilities denominated in a foreign currency, and measured at historical cost, are initially translated into the functional currency of the relevant Group entity at the date of the transaction, and are not subsequently re-translated. Non-monetary assets and liabilities denominated in a foreign currency, and measured at fair value, are measured using the exchange rate at each date the fair value is determined.

Exchange gains and losses arising on the retranslation of monetary financial assets are treated as a separate component of the change in fair value and recognised in profit or loss. Exchange gains and losses on non-monetary OCI financial assets form part of the overall gain or loss in OCI recognised in respect of that financial instrument

Translation

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s overseas subsidiaries are translated at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognised in other comprehensive income and accumulated in a foreign currency translation reserve (attributed to non-controlling interests as appropriate).

On the disposal of an overseas subsidiary all of the exchange differences accumulated in a foreign currency translation reserve in respect of that subsidiary attributable to the owners of the Group are reclassified to profit or loss.

(l) Retirement benefits

The Group operates a defined contribution scheme for the benefit of its employees. Contributions payable are charged to profit or loss in the year they are payable. The assets of the scheme are held separately from those of the Group in an independently administered fund.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

(m) Employee benefits

Employee benefits are recognised as an expense, unless the cost qualifies to be capitalised as an asset.

Short term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

The Group may compensate employees for absence for various reasons including vacation, sickness and parental leave. There is non-accumulating compensation of absence and this does not carry forward; it will lapse if the current period’s entitlement is not used in full, therefore the Group does not recognise a liability or expense until the time of absence.

Long term benefits

Other employee benefits that are expected to be settled wholly within 12 months the reporting period are presented as current liabilities.

Other employee benefits that are not expected to be settled wholly within 12 months of the reporting period are presented as non-current liabilities and calculated using unit credit method and then discounted using yields available on high quality corporate have maturity dates approximating to the expected remaining period to settlement denominated in the same currency as the post-employment benefit obligations.

Annual bonus plan

The Group operates a bonus plan for employees. An expense is recognised in profit and loss when the Group has a legal or constructive obligation to make payments under the plan as a result of past events and a reliable estimate of the obligation can be made.

(n) Share-based payments

Equity-settled arrangements are measured at fair value at the date of the grant. The fair value determined at grant date is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of equity instruments that will eventually vest. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.

Cash-settled share-based payments are measured initially and subsequently at the fair value of the liability recognised for the awards, with the expense recognised over the vesting period in line with the services received. The liability is remeasured at each reporting date and on settlement, with all changes in fair value recognised in profit or loss. Fair value incorporates all relevant vesting conditions and expected settlement outcomes, and the liability is presented within trade and other payables or another appropriate liability classification until the awards are ultimately settled.

Where a share-based payment arrangement is modified, the Group recognises, at a minimum, the grant-date fair value of the original award, unless the award is forfeited. If the modification increases the fair value of the equity instruments granted (measured immediately before and after the modification), the incremental fair value is recognised over the remaining vesting period from the date of modification. If the modification reduces the fair value of the award, or is otherwise not beneficial to the employee, no adjustment is made to the cumulative charge and the original grant-date fair value continues to be recognised.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

Where an award is cancelled or settled during the vesting period, the arrangement is accounted for as an acceleration of vesting and the unrecognised portion of the grant-date fair value is recognised immediately in profit or loss. Any payment made on settlement in excess of the fair value of the equity instruments measured at the settlement date is recognised as an additional expense.

(o) Taxation

The taxation charge is based on the profit for the year as adjusted for tax purposes. The Company pays tax at 0%, the standard Jersey tax rate. Entities within the Group pay tax at various rates throughout the jurisdictions, in which it is based. The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in profit and loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Current and deferred tax are recognised in profit and loss, except when they relate to items that are recognised in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognised in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Deferred taxation

Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

•        The initial recognition of goodwill

•        The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and

•        Investments in subsidiaries and joint arrangements where the Group is able to control the timing of the reversal of the difference and itis probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilised.

In respect of deferred tax assets arising from investment property measured at fair value, the presumption that recovery will be through sale rather than use has not been rebutted.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax liabilities/(assets) are settled/(recovered).

When there is uncertainty concerning the Group’s filing position regarding the tax bases of assets or liabilities, the taxability of certain transactions or other tax-related assumptions, then the Group:

•        Considers whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;

•        Determines if it is probable that the tax authorities will accept the uncertain tax treatment; and

•        If it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty. This measurement is required to be based on the assumption that each of the tax authorities will examine amounts they have a right to examine and have full knowledge of all related information when making those examinations.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

•        The same taxable group company, or

•        Different group entities which intend either to settle current tax assets and liabilities on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

The Group has applied the mandatory exception to the recognition and disclosure of information about deferred tax assets and liabilities related to Pillar Two income taxes (i.e. income taxes arising from the jurisdictional implementation of OECD’s Pillar Two Model Rules).

(p) Property, plant and equipment

Assets are initially recognised at cost and subsequently measured at cost, net of depreciation and any impairment losses. Cost includes the original purchase price plus costs directly attributable to bringing the asset to its working condition for its intended use.

Subsequent expenditure relating to an item of property, plant and equipment that has already been recognised is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognised in profit and loss as incurred.

A right-of-use asset is recognised at commencement of the lease and initially measured at the amount of the lease liability, plus any incremental costs of obtaining the lease and any lease payments made at or before the leased asset is available for use by the Group.

The right-of-use asset is subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Right-of-use assets are depreciated straight line over the life of the leases.

All right-of-use assets for the periods reported relate to property rights obtained as part of lease arrangements.

Depreciation is calculated using the straight-line method to allocate their depreciable amounts over their estimated useful lives as follows:

Furniture and fittings	3 years
Office equipment	3 years
Right-of-use property assets	shorter period of the remaining lease term and the useful economic life

The residual values, estimated useful lives and depreciation method of property, plant and equipment are reviewed, and adjusted as appropriate, at each year end. The effects of any revision are recognised in profit and loss when the changes arise.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised in profit and loss in the period of disposal.

The right-of-use asset is adjusted for any re-measurement of the lease liability and lease modifications, as set out in the lease accounting policy.

(q) Digital assets

Digital assets are accounted for as intangible assets under the revaluation model. After initial recognition, an intangible asset shall be carried at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated amortisation and any subsequent accumulated impairment losses.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

Under IFRS, most intangible assets other than goodwill are presumed to have a finite life. However, in the case of digital assets held by the Group, the residual value is equal to the carrying value, because (i) there is an active market, (ii) it is probable that the market will exist and (iii) the residual value can be determined by reference to the market. As such digital assets are not amortised.

The overarching accounting policy that is adopted in respect of valuing the Group’s digital assets is as follows:

•        Digital assets which are freely tradeable and for which there is an active market are valued using unadjusted quoted prices, or an average of unadjusted quoted prices, taken from active markets. As such, these digital assets are classified as Level 1;

•        When averages are taken, prices are obtained from three major digital asset exchanges. Where differences between exchange prices are not material, the Group uses the average of these prices to determine fair value. Each quoted price individually meets the definition of a Level 1 input under IFRS 13. As such, the use of an average across exchanges does not constitute an adjustment and continues to represent a Level 1 fair value measurement;

•        In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The directors’ assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and it considers factors specific to the asset;

•        Increases in the fair value of digital assets are recognised in other comprehensive income, unless the increase reverses a revaluation loss previously recognised in profit and loss, in which case such an amount is recognised as a reversal of the loss in profit and loss;

•        A decrease in the carrying value of a digital asset as a result of a revaluation loss is recognised in other comprehensive income to the extent that it reverses gains previously recognised in other comprehensive income. If a revaluation loss exceeds the accumulated gains recognised in equity in respect of digital assets, the excess is recognised in profit and loss; and

•        Digital assets are derecognised when the Group has transferred substantially all the risks and rewards of ownership on disposal. On disposal of digital assets, any cumulative gain previously recognised in other comprehensive income and accumulated in the revaluation reserve, is transferred to retained earnings.

The Group holds digital assets for different purposes, namely (i) to collateralise the exchange traded products issued by its wholly owned subsidiary CSDSL, (ii) to collaterise the liability arising from the issuance of exchange traded products by its wholly owned subsidiary XBTP, and (iii) as actively managed positions on which gains are sought.

Within CSDSL the digital assets are held in order to collateralise a number of exchange traded products. The exchange traded products are re-measured using reference indices as defined in the relevant prospectus for such products. The digital assets are valued using the same methodology, relying on an unadjusted index price. This prevents an accounting mismatch between the valuation of the digital assets and the certificates held.

CSCMJL also holds perpetual and futures contracts both referencing and settled in digital assets. The gains or losses arising from these contracts are classified as digital assets due to both the nature of settlement and liquidity profile of such gains and losses operating in the same manner of digital assets held on exchange. Due this classification, such gain/loss is remeasured using the average price on the three most liquid exchanges. These contracts are held for the same purpose as the majority of the companies digital assets, being to collateralise the Company’s liability to certificate holders of the products issued by XBTP. As such, the value of the contracts is adjusted to reflect their valuation on the same basis and at the same time as the certificate liabilities.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

All other digital asset holdings within CSCMJL and held by other Group entities are valued based on an unadjusted price derived from a global cryptocurrency market data provider.

On consolidation, no adjustments are made to these valuation approaches to create an alignment at the Group level. The directors consider that the assets held by each subsidiary are sufficiently different (and are therefore separate classes) insofar as they are being held for different purposes, and in the case of those held to collateralise exchange traded products, have a corresponding liability. This approach ensures the prevention of an accounting mismatch between the valuation of the digital assets and certificates held.

This approach also reflects the prices that represent the most advantageous market available to sell each class of asset. The CSDSL digital assets are restricted to only being tradeable for a defined financial instrument (the ETP liability), the fair values of which are defined by the CSDSL prospectus. The XBTP assets are tradeable on any exchange, therefore the average price of three exchanges (as defined in the prospectus) represents management’s best estimate of the most advantageous market price.

(r) Other intangible assets

Other intangible assets acquired in a business combination and recognised separately from goodwill are recognised initially at their fair value at the acquisition date.

Subsequent to initial recognition, other intangible assets with definite lives acquired in a business combination are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Expenditure on the research phase of projects to develop new customised software is recognised as an expense as incurred.

Costs that are directly attributable to a project’s development phase are recognised as intangible assets, provided they meet all of the following recognition requirements:

•        the development costs can be measured reliably;

•        the project is technically and commercially feasible;

•        the Group intends to and has sufficient resources to complete the project;

•        the Group has the ability to use or sell the software; and

•        the software will generate probable future economic benefits.

Development costs not meeting these criteria for capitalisation are expensed as incurred.

Directly attributable costs include employee costs incurred on software development along with an appropriate portion of relevant overheads and borrowing costs.

Separately acquired intangible assets have finite useful lives and are measured at cost less accumulated amortisation and accumulated impairment losses. Amortisation of the depreciable amount is allocated systematically on the basis of the consumption of economic benefits over their estimated useful lives.

Amortisation is provided on the following basis:

Fee generating contracts (annuity method)	10 years
Software	3-5 years
Website domain name and trademarks	10 years

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

The estimated useful life and amortisation method are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis.

Any capitalised internally developed software that is not yet complete is not amortised but is subject to impairment testing.

Amortisation has been included within administrative expenses.

Subsequent expenditures on the maintenance of these assets are expensed as incurred.

When an intangible asset is disposed of, the gain or loss on disposal is determined as the difference between the proceeds and the carrying amount of the asset, and is recognised in profit or loss within other operating gains through profit and loss.

Impairment of non-financial assets

Goodwill impairment is covered in the goodwill accounting policy. All other non-financial assets are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

If such an indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of value in use and fair value less costs of disposal. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit and loss.

When an impairment loss (other than goodwill) subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of the recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately as a credit to profit and loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of the recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately as a credit to profit and loss.

(s) Cash and cash equivalents

Cash at bank

Cash at bank comprises demand deposits and other balances held with banks that are repayable on demand or have an original maturity of three months or less when acquired. These balances are classified as basic financial assets and meet the definition of cash and cash equivalents under IAS 7.

Cash deposits with financial institutions are repayable without penalty on notice of not more than 24 hours.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

Amounts due from brokers

Amounts due from brokers represent cash receivables and margin balances arising from the Group’s ongoing trading activities with brokerage firms. Broker positions are considered individually and presented on a net basis, in accordance with the Group’s rights of set-off under the relevant brokerage agreements.

•        Net positive broker balances (i.e., where cash or margin held with the broker exceeds the value of derivative or currency positions) are classified as cash and cash equivalents, provided they are readily withdrawable, short-term and meet the IAS 7 definition of cash and cash equivalents.

•        Net negative broker balances (i.e., where the value of short currency or derivative positions exceeds the margin held) are classified as financial liabilities and presented within Amounts due to brokers.

The Group’s operations include the maintenance of significant long USD positions with brokers together with short EUR/SEK positions. These short EUR/SEK exposures are held to hedge the Group’s exposure to foreign currency fluctuations arising from XBT management fees, which are denominated in EUR and SEK and are realised in USD upon redemption, as described in note (i) above. The resulting broker balances, whether net assets or net liabilities, reflect the Group’s hedging strategy and are measured at fair value through profit or loss in accordance with IFRS 9.

Amounts due from exchanges

Amounts due from exchanges represent cash receivables arising from digital asset transactions conducted on recognised exchanges. These balances are included within cash and cash equivalents only when they satisfy the IAS 7 criteria of being short-term, highly liquid balances that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

Other cash equivalents

Other cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and that are subject to an insignificant risk of changes in value.

(t) Financial assets and liabilities

The Group has determined that the accounting policies for certain of the Group’s ETPs, and other derivative contracts, are the same as they would be for an equivalent contract settled in cash and meeting the definition of a financial instrument. These contracts are analysed as such within the notes to the consolidated financial statements.

Financial assets

Non-current asset investments where the Group does not have control or significant influence are accounted for under IFRS 9.

Initial recognition and measurement

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. The Group’s financial assets, which comprise trade receivables, cash and cash equivalents and investments, are initially measured at the transaction price, being the best indicator of fair value in the absence of a different valuation base. Financial assets of the Group are summarised in note 12.

Subsequent measurement

Subsequently the Group’s financial assets are classified into several categories:

•        Financial assets measured at amortised cost;

•        Financial assets measured at fair value through profit or loss; and

•        Financial assets measured at fair value through other comprehensive income.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

Financial assets at amortised cost and effective interest model

The effective interest method is a method of calculating the amortised cost of a debt instrument and allocating interest income over the relevant period.

For financial assets, the effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition.

The amortised cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortised cost of a financial asset before adjusting for any loss allowance.

Financial assets measured at amortised cost include trade receivables and cash and cash equivalents. Cash and cash equivalents comprise (i) cash at bank — balances with banks and are classified as basic financial assets with a maturity of three months or less from inception, (ii) balances due from brokers — cash held with/receivable from brokerage firms and (iii) balances due from exchange — cash held on digital asset exchanges.

Cash deposits with financial institutions are repayable without penalty on notice of not more than 24 hours.

Financial assets at fair value through Profit or Loss

All investments held by the Group (with the exception of those that have been designated at inception as being recognised at fair value through other comprehensive income) are financial assets measured at fair value through profit or loss.

Financial assets at fair value through Other Comprehensive Income

Certain balances which are classified as investments held by the Group represent carried interest receivables on funds. Due to the lack of clarity around the timing of ultimate receipt of these amounts, these investments are revalued through other comprehensive income until such a time when the receivable is realised.

Impairment of financial assets measured at amortised cost

An impairment loss is recognised for the expected credit losses on financial assets when there is an increased probability that the counterparty will be unable to settle an instrument’s contractual cash flows on the contractual due dates, a reduction in the amounts expected to be recovered, or both.

The probability of default and expected amounts recoverable are assessed using reasonable and supportable past and forward-looking information that is available without undue cost or effort. The expected credit loss is a probability-weighted amount determined from a range of outcomes and takes into account the time value of money.

The measurement of impairment losses depends on whether the financial asset is ‘performing’, ‘underperforming’ or ‘non-performing’ based on the Group’s assessment of increases in the credit risk of the financial asset since its initial recognition and any events that have occurred before the year-end which have a detrimental impact on cash flows. The financial asset moves from ‘performing’ to ‘underperforming’ when the increase in credit risk since initial recognition becomes significant.

In assessing whether credit risk has increased significantly, the Group compares the risk of default at the year-end with the risk of a default when the financial asset was originally recognised using reasonable and supportable past and forward-looking information that is available without undue cost. The risk of a default occurring takes into

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

consideration default events that are possible within 12 months of the year-end (‘the 12-month expected credit losses’) for ‘performing’ financial assets, and all possible default events over the expected life of those debtors (‘the lifetime expected credit losses’) for ‘underperforming’ financial assets.

Impairment losses and any subsequent reversals of impairment losses are adjusted against the carrying amount of the financial asset and are recognised in profit and loss.

For trade receivables, expected credit losses are measured by applying a simplified method using a provision matrix. The expected loss rate comprises the risk of a default occurring and the expected cash flows on a default based on the aging of the debtor. The risk of a default occurring always takes into consideration all possible default events over the expected life of those debtors. Different provision rates and periods are used based on groupings of historic credit loss experience by product type, customer type and location.

Derecognition of financial assets

Financial assets, or a part thereof, are derecognised only when the contractual rights to the cash flows from the asset expire or are settled, or when the Group transfers the financial asset and substantially all the risks and rewards of ownership to another entity.

When there is no reasonable expectation of recovering a financial asset it is derecognised. The gain or loss on derecognition is recognised in profit and loss.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the company after deduction of all its liabilities.

The Group’s financial liabilities, which comprise the XBT certificate liabilities (cash settled), amounts due to brokers, trade and other payables, lease liabilities, current/non-current loan balances and current/non-current share based payment liabilities are initially recognised at fair value, which is normally equivalent to transaction price less transaction costs.

Subsequent measurement

Subsequently the Group’s financial liabilities are classified into two categories:

•        Financial liabilities measured at amortised cost; and

•        Financial liabilities measured at fair value through profit or loss (“FVTPL”).

Financial liabilities at amortised cost

Financial liabilities that are not (i) held for trading, or (ii) designated as at FVTPL, are measured subsequently at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortised cost of a financial liability.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

Financial liabilities at amortised cost held by the Group include loans payable with contractual cashflows, lease liabilities, amounts due to brokers and trade and other payables.

Financial liabilities at fair value through profit or loss

Financial liabilities not held at amortised are measured at fair value through profit or loss.

Financial liabilities at fair value through profit or loss held by the Group comprise amounts due to the holders of Group issued XBT Provider ETPs.

Liabilities arising in connection with these ETPs issued by the Group referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is calculated as an average of three unadjusted quoted prices of the digital asset underlying the ETP, less any accumulated management fees, measured as described in Note 2(q).

The fair value basis is consistent with the measurement of the underlying digital assets which are considered Level 1 under the fair value hierarchy.

Derecognition of financial liabilities

Financial liabilities (or part thereof) are derecognised when, and only when, the Group’s obligations are discharged, cancelled, or they expire. Any difference between the carrying amount of a financial liability (or part thereof) that is derecognised and the consideration paid is recognised in profit or loss.

(u) CoinShares Physical Certificate Liabilities

The CoinShares Physical Certificate Liabilities are measured at fair value through profit and loss. While it can, under certain circumstances, be settled in cash, is typically settled in digital assets and does not therefore constitute a financial liability.

Their fair value is calculated using quoted prices of the digital asset underlying the ETP, less any accumulated management fees, measured as described in Note 2(i).

(v) Equity and other reserves

Financial instruments issued by the Group are classified as equity and do not meet the definition of a financial liability or financial asset.

The Group’s ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

During the year, the Company undertook a purchase of its own shares already in issue. The consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the owners as treasury shares until the shares are cancelled or reissued.

The nature and purpose of each reserve in other reserves is described as follows:

Share premium

The share premium account represents the premium paid on the issue of ordinary shares in excess of their nominal value.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

Accumulated deficit/Retained earnings

The accumulated deficit/retained earnings reserve contains the Group’s cumulative profit or loss, net of distributions to owners. Net cumulative gains on financial instruments and investments held at fair value through other comprehensive income are shown in retained earnings.

Foreign exchange translation reserve

Foreign exchange gains and losses on translation of the results and net assets of the Group’s foreign operations accumulate in the foreign exchange translation reserve. On disposal of foreign operations, the cumulative translation gains and losses in respect of those operations are recycled through profit or loss.

Revaluation reserve

Net cumulative gains on digital assets held at fair value through other comprehensive income are shown in the revaluation reserve. When digital assets are disposed of, the gains associated with those assets in the revaluation reserve are transferred to retained earnings.

Share option reserve

The share option reserve represents the cost of the Group’s cumulative unexercised share options. Once options are exercised, the cumulative expense in relation to those options is transferred to retained earnings.

Treasury share reserve

The treasury share reserve represents the considerations paid by the Group to repurchase its own shares until such a time that the shares are cancelled or sold back to the market.

(w) Dividends

The Group’s dividend policy is to distribute between 20% and 40% of the prior year’s total comprehensive income, adjusted to exclude exchange differences arising on the translation of foreign operations, in order to reflect underlying distributable performance. Dividends are ordinarily paid in four tranches over the financial year, with the amount and timing of each tranche determined and approved by the Board of Directors. All dividend payments are subject to a solvency statement made by the directors in accordance with the requirements of Jersey company law, and no dividend will be declared or paid unless the directors are satisfied that the Group will remain able to meet its liabilities as they fall due following the distribution.

Under Jersey company law, the existence of an accumulated deficit does not, in itself, restrict the declaration or payment of dividends. Distributions may be made from any source, including share premium or other reserves, provided the directors are able to make the required solvency statement confirming that the Group will remain able to discharge its liabilities as they fall due following the distribution.

(x) Adoption of new and revised Standards

New and amended IFRS Standards that are effective for the current year

The Group has applied the below amendments to IFRS Standards and Interpretations issued by the IASB that are effective for annual periods beginning from January 1, 2024:

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

2. Significant Accounting Policies (cont.)

Non-current Liabilities with Covenants (Amendments to IAS 1) Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)

The adoption of these amendments has not had any material impact on the disclosures or on the amounts reported in these consolidated financial statements.

New and revised IFRS Standards in issue but not yet effective

Certain amendments to accounting standards have been published that are not mandatory for December 31, 2024 reporting periods and have not been early adopted by the Group. These amendments are not expected to have a material impact on the reported profit or loss, net assets or total equity of the Group in the current or future reporting periods and on foreseeable future transactions.

3. Critical estimates, judgments

The preparation of the Group consolidated financial statements requires management to make judgments, estimates and assumptions in applying accounting policies to determine the reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

(a) Significant Judgments

(i) Valuation of digital assets

Management needs to apply judgement in determining appropriate accounting policies based on the facts and circumstances of the digital asset holdings. Furthermore, in certain cases when determining fair values, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management needs to apply judgement to identify the significance of particular inputs to their fair value measurement and consideration of factors specific to the asset.

The method of valuation applied to the Group’s digital assets and the recognition of such is included in further detail in note 2(q).

(ii) Valuation of Digital Asset ETPs

The Group values its ETP assets using quoted prices in active markets wherever available. However, on certain reporting dates an ETP may not trade, even though the underlying digital asset it represents continues to move in value. In these circumstances, the Group adjusts the last available quoted price by reflecting the movement in the underlying digital asset up to the time of market close for that asset on the reporting date. This ensures that the fair value of the ETP remains aligned with the economic exposure represented by its underlying digital asset and maintains consistency with the valuation approach applied to the Group’s digital asset holdings, referred to in 3(a)(j) above.

We refer to note 14 for further details of the Group’s ETP assets and funds holdings.

(iii) Impairment of investment in associate

Investments in an associate or a joint venture are accounted for under the equity method, whereby they are recognized initially in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate or joint venture.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

3. Critical estimates, judgments (cont.)

The carrying value of investments in an associate or a joint venture is reviewed when indicators arise and if any impairment/impairment reversal has occurred. Management needs to apply judgement in the identification of impairment indicators and the timing of periods in which such indicators arise, and thereby the period the impairment is recognized in.

(b) Key accounting estimates and assumptions

(i) Valuation of investments

The fair value of financial instruments, including investments, that are not traded in an active market is determined using valuation techniques. The fair value measurement of the Group’s financial instruments utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are:

•        Level 1: Quoted prices in active markets for identical items (unadjusted)

•        Level 2: Observable direct or indirect inputs other than Level 1 inputs

•        Level 3: Unobservable inputs (i.e. not derived from market data).

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

As of December 31, 2024 and 2023, the Group holds the following investments at fair value:

•        Investments in Listed Equities — Level 1

•        Unlisted investments through P&L — Level 3

•        Carried interest through OCI — Level 3

(ii) Share based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the exercise multiple, volatility and dividend yield and making assumptions about them. The Group measures the fair value of its share option liability using the binomial model. Share options are remeasured to fair value at the end of each reporting period until settlement or expiration.

4. Operating segment information

The Group comprises four operating segments from which it earns both revenue/income/gains and incurs expenses. The identification of operating segments is performed by management and reviewed by the Chief Executive Officer, who have identified that such information needs to be reported separately on an ongoing basis to inform decision making and assessment of performance. Each operating segment has its own segment head and identifiable team/resources.

Segment performance is assessed based on adjusted EBITDA and adjusted profit for the year, as shown below and reconciled back to the Group’s consolidated statements of comprehensive income. The income and gain generating activities from the trading of the Group’s digital assets (in addition to gains and losses on non-digital asset investments) are considered as part of adjusted gross profit for the purpose of segment analysis.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

4. Operating segment information (cont.)

The Group does not monitor its assets and liabilities split by operating segment, but rather on a consolidated basis. This is the measure reported to the Group’s Chief Executive Officer, being the Group’s chief operating decision maker, for the assessment of segment performance. There is no geographical split of revenues, gains or other income required in assessing the operating segments of the Group as revenues, other operating revenues and trading activities are generated and undertaken in Europe with the exception of management fees on CoinShares Valkyrie products which amounted to $2,138 in 2024 (2023: $nil). The following is an analysis of the Group’s revenue and results by reportable segment in the year ended December 31, 2024.

The Group’s operating segments are reported in accordance with the internal management information reviewed by the Chief Operating Decision Maker, which differs from the IFRS financial statements as all OCI movements on digital and financial assets are presented as though they were recognised in profit or loss rather than in other comprehensive income, as management believes this provides a clear view of the performance of the business.

The following is an analysis of the Group’s results by reportable segment in the year ended December 31, 2024.

(in thousands)	Notes	Asset Management	Capital Markets	Principal Investments	Group Functions	Total
Management fees		$111,529	$—	$162	$—	$111,691
Other revenue		—	43,599	—	—	43,599
Loss on certificate liabilities		(2,950,574)	—	—	—	(2,950,574)
Other operating gains through profit and loss		528,593	—	—	—	528,593
Adjusted fair value gains and losses on digital assets	(i)	2,421,981	19,109	3,427	—	2,444,517
Adjusted fair value loss on investments and associates	(ii)	—	—	(1,019)	—	(1,019)
Total revenue, gains & other income	(iii)	111,529	62,708	2,570	—	176,807

Cost of sales		(9,621)	(5,507)	(81)	—	(15,209)
Adjusted administrative expenses	(iv)	(8,672)	(6,605)	—	(26,799)	(42,076)
Adjusted EBITDA		93,236	50,596	2,489	(26,799)	119,522
Exceptional income		—	36,816	—	—	36,816
Depreciation		—	—	—	(1,016)	(1,016)
Amortisation of other intangible assets		—	—	—	(2,006)	(2,006)
Finance income		—	—	—	8,495	8,495
Finance costs		—	—	—	(11,538)	(11,538)
Income taxes		—	—	—	(935)	(935)
Share-based payment expense		—	—	—	(14,463)	(14,463)
Gain on digital assets (designated as treasury)		—	—	—	10,224	10,225
Adjusted profit/(loss) for the year		93,236	87,412	2,489	(38,038)	145,099
Currency translation differences		—	—	—	4,145	4,145
Total comprehensive income		$93,236	$87,412	$2,489	$(33,893)	$149,244

____________

(i)      Adjusted fair value gains on digital assets include both those recognised in profit and loss (reversal of previously recognised losses) and other comprehensive income, and exclude gains and losses on digital assets internally designated as treasury assets.

(ii)     Adjusted fair value loss on investments and associates includes movements on financial assets recognized through other comprehensive income, which represent movement on carried interest receivable from funds.

(iii)    The total of the above items represent the measures of revenue, income, and gains utilised by the CODM in assessing the Group’s top-line operating performance.

(iv)    Adjusted administrative expenses are presented excluding share-based payment charges, amortization, and depreciation.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

4. Operating segment information (cont.)

The following is an analysis of the Group’s results by reportable segment in the year ended December 31, 2023.

(in thousands)	Notes	Asset Management	Capital Markets	Principal Investments	Group Functions	Total
Management fees		$53,549	$160	$—	$—	$53,709
Other revenue		—	34,002	—	—	34,002
Loss on certificate liabilities		(1,733,375)	—	—	—	(1,733,375)
Other operating gains through profit and loss		139,540	—	—	—	139,540
Adjusted fair value gains and losses on digital assets	(i)	1,593,835	6,753	3,452	—	1,604,040
Adjusted fair value gain on investments and associates	(ii)	—	—	14,085	—	14,085
Total revenue, gains & other income	(iii)	53,549	40,915	17,537	—	112,001

Cost of sales		(3,994)	(2,804)	(294)	—	(7,092)
Adjusted administrative expenses	(iv)	(5,347)	(4,328)	—	(17,627)	(27,302)
Adjusted EBITDA		44,208	33,783	17,243	(17,627)	77,607
Depreciation		—	—	—	(1,761)	(1,761)
Amortisation of other intangible assets		—	—	—	(2,231)	(2,231)
Finance income		—	—	—	7,975	7,975
Finance costs		—	—	—	(8,604)	(8,604)
Income taxes		—	—	—	(715)	(715)
Share-based payment expense		—	—	—	(1,261)	(1,261)
Gain on digital assets (designated as treasury)		—	—	—	—	—
Adjusted profit/(loss) for the year	(iii)	44,208	33,783	17,243	(24,224)	71,010
Currency translation differences		—	—	—	(11,839)	(11,839)
Total comprehensive income		$44,208	$33,783	$17,243	$(36,063)	$59,171

____________

(i)      Adjusted fair of previously recognised losses) and other comprehensive income, and exclude gains and losses on digital assets internally designated as treasury assets.

(ii)     Adjusted fair value loss on investments and associates includes movements on financial assets recognized through other comprehensive income, which represent movement on carried interest receivable from funds.

(iii)    The total of the above items represents the measures of revenue, income, and gains utilised by the CODM in assessing the Group’s top-line operating performance.

(iv)    Adjusted administrative expenses are presented excluding share-based payment charges, amortization, and depreciation.

5. Management fees

The Group’s management fees are made up of the following:

	For the Years Ended December 31,
(in thousands)	2024	2023
CoinShares XBT Provider AB	$85,814	$48,389
CoinShares Physical	21,363	3,373
Block Index	2,215	1,787
CoinShares Valkyrie	2,137	—
Other	162	160
Total Management fees	$111,691	$53,709

Management fees derived from CoinShares XBT Provider remain held in digital assets until redemption (see note 2(i)) and are therefore non-cash impacting upon receipt. Management fees for CS Physical are denominated in digital assets. In 2024, $107,176 (2023: $51,763) is therefore classed as non-cash management fees within the Consolidated Statement of Cash Flows.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

6. Other revenue

	For the Years Ended December 31,
(in thousands)	2024	2023
Staking rewards	$29,449	$24,692
Lending book interest	9,397	2,390
Other digital asset income	1,310	3,152
Other operating income	1,816	1,928
Fee rebates	1,627	1,840
Total Other revenue	$43,599	$34,002

Staking rewards, lending book interest, other digital asset income and a portion of fee rebates are received in digital assets and therefore non-cash impacting. In 2024, $41,613 (2023: $31,119) is therefore classed as non-cash management fees within the Consolidated Statement of Cash Flows.

7. Exceptional income

On February 6, 2024, the Group received a notice of acceptance regarding a claim made to FTX in respect of assets held on the exchange at the time of its bankruptcy in 2022. These assets were fully written off by the Group in 2022. The claim was for US Dollars $28,119 and a range of digital assets with a value as at the date of bankruptcy of $3,269, bringing the total claim value on this basis to $31,388.

On June 24, 2024, the Group sold this claim for $36,816 (£28,787), representing a 116% recovery rate.

8. Other income and expense items

(a) Cost of sales

	For the Years Ended December 31,
(in thousands)	2024	2023
Trading expenses	$3,976	$1,863
Issuer fees	4,070	1,432
Custody fees	4,781	1,743
Direct salary costs	2,382	2,054
Total costs of sales	$15,209	$7,092

Cost of sales is considered to be the direct costs incurred by the Group in the process of generating revenue. Trading expenses comprise the costs of the various trading activities undertaken by the Group in support of the collateralisation of its ETPs, issuer fees represent the costs of entities required for the issuance of the Group’s ETPs, custody fees are incurred for the storage of certain of these digital assets, and salary costs comprise the costs of the individuals undertaking the Group’s trading activities and ETP oversight.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

8. Other income and expense items (cont.)

(b) Administrative expenses

	For the Years Ended December 31,
(in thousands)	2024	2023
Salary costs	$13,636	$10,334
Share based payment expense	14,463	1,261
Bonus accrual	8,101	2,982
Professional fees	3,144	2,748
Marketing	5,471	3,219
Legal fees	1,262	954
IT expenses	2,738	2,404
Amortisation of other intangible assets	2,006	2,231
Depreciation of right of use assets	725	1,510
Depreciation of property, plant and equipment	291	251
Entertainment expense	223	134
Travel expense	1,207	896
Fees payable to the Company’s statutory auditor for the Group’s current year consolidated financial statements	557	496
Other expenses	3,835	3,135
Expected credit loss provision	1,902	—
Total administrative expenses	$59,561	$32,555

(c) Finance income and costs

Finance income from financial instruments measured at amortised cost:

	For the Years Ended December 31,
(in thousands)	2024	2023
Interest from bank and broker deposits	$8,440	$7,963
Interest from other financial assets measured at amortised cost	55	12
Total finance income	$8,495	$7,975

Finance costs on financial instruments measured at amortised costs:

	For the Years Ended December 31,
(in thousands)	2024	2023
Interest on loans	$1,546	$1,410
Interest on amounts owed to brokers	9,809	7,100
Interest on lease liabilities	183	94
Total finance costs	$11,538	$8,604

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

9. Income taxes

	For the Years Ended December 31,
(in thousands)	2024	2023
Current tax on results for the year	$935	$715
Total income taxes	$935	$715

The Group is subject to various corporation taxes as noted below. The Company is subject to tax at the rate of 0%.

	For the Years Ended December 31,
(in thousands)	2024	2023
Loss on ordinary activities before income taxes	$(2,284,359)	$(55,296)
Tax calculated at Jersey tax rate of 0% (2023: 0%)	—	—
Effects of: Fixed asset capital allowances	(27)	(19)
Non-deductible expenses	85	38
Non-taxable income	(23)	(284)
Other differences	(480)	192
Difference in overseas tax rates	(48)	201
Movement in unrecognised deferred tax	1,428	587
Total income taxes	$935	$715

Taxation for other jurisdictions is calculated at the various rates and laws substantively enacted on as at the reporting date.

Apart from the UK, there have been no changes in tax rates from the prior year. In the UK, the applicable tax rate was amended from 19% to 25% on April 1, 2023. Given that this is over two financial years for the Group, a blended tax rate has been calculated using the number of days falling in each tax year for 2023, with the full 25% rate being incurred for 2024.

The Group has an unrecognised deferred tax asset of $2,714 (December 31, 2023: $2,060). The deferred tax asset relates to on carried forward trading losses in the U.S of $12,922 (December 31, 2023: $9,811). These carried forward losses have an indefinite life. Deferred tax assets related to such carry forward losses are not being recognised due to the uncertainty of taxable profits arising in future periods.

The current tax liability at the year end is $115 (2023: $200).

10. Digital assets

	As of December 31,
(in thousands)	2024	2023
	Restated	Restated
Non-current digital assets	$—	$1,695
Current digital assets	4,550,511	3,024,743
Total digital assets	$4,550,511	$3,026,438

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

10. Digital assets (cont.)

(a) Digital assets

	As of December 31,
(in thousands)	2024	2023
	Restated	Restated
Bitcoin	$2,497,210	$1,747,805
Ethereum	1,397,263	1,040,101
Other digital assets(i)	656,038	238,532
Total digital assets	$4,550,511	$3,026,438

____________

(i)       The balance primarily reflects the holdings related to CoinShares Physical Products other than CoinShares Physical Bitcoin and CoinShares Physical Staked Ethereum. Increases in the balance are due to inflow in the products and fair value appreciation.

Measurement of digital assets

Digital assets that are freely tradeable are measured at fair value and have been classified as Level 1 in accordance with the IFRS fair value hierarchy. Price movements are recognised at fair value through profit or loss or through other comprehensive income.

Purpose of holdings

The majority of the digital assets are held in respect of collateral for the certificate liabilities arising from the issuance of ETPs by XBTP and as collateral for the issuance of ETPs issued by CSDSL.

Reconciliation of digital assets

	For the Years Ended December 31,
(in thousands)	2024	2023
	Restated	Restated
Opening position	$3,026,438	$1,051,448
Increase in nominal digital asset holdings	5,560,277	4,127,775
Decrease in nominal digital asset holdings	(6,448,922)	(3,789,806)
Reversal of valuation loss on digital assets	23,898	1,477,203
Fair value gains on digital assets through other comprehensive income	2,430,843	126,837
Translation of foreign currency denominated holdings	(42,023)	32,981
Closing position	$4,550,511	$3,026,438

The above reconciliation includes both cash and non-cash impacting movements across the various digital asset related activities of the Group. The net decrease in nominal holdings in 2024 has resulted in cash inflow of $1,141,042. The net increase in nominal holdings in 2023 has resulted in cash outflows of $70,985.

The Group has classed digital assets under the fair value hierarchy as follows:

	As of December 31,
(in thousands)	2024	2023
	Restated	Restated
Level 1 digital assets	$4,550,511	$3,024,743
Level 2 digital assets	—	1,695
Total digital assets	$4,550,511	$3,026,438

The Group transferred $1,695 of digital assets from Level 2 to Level 1 during the year.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

11. Other operating gains through profit and loss

The financial assets and liabilities held by the Group are subject to price movements which result in operating gains or losses. These movements are predominantly in relation to the digital asset ETPs issued by third parties and held by the Group as part of the XBTP collateral assets (Note 17). The table below sets out the other operating gains/(losses) through profit and loss arising from these movements.

		For the Years Ended December 31,
(in thousands)	Notes	2024	2023
Gain on digital asset ETPs	14	$514,118	$169,495
Gain on digital asset payables/receivables		175,344	44,341
(Loss)/gain on derivatives		(54,473)	21,418
Gain of foreign exchange		6,942	3,935
(Loss)/gain on other operating activities		696	161
Loss on other liabilities		(114,034)	(99,810)
Total other operating gains through profit and loss		$528,593	$139,540

12. Financial assets and liabilities

Current financial assets

The table below sets out the financial assets and liabilities held by the Group.

		As of December 31,
(in thousands)	Notes	2024	2023
Cash and cash equivalents	15	$24,915	$32,475
Other current assets	14	1,199,925	276,199
Trade and other receivables	13	2,210	1,880
Total current financial assets		$1,227,050	$310,554

Non-current financial assets:

		As of December 31,
(in thousands)	Notes	2024	2023
Investments	20	$25,089	$31,969
Investments in associates	20	—	74
Trade and other receivables	13	1,577	418
Other non-current assets	14	1,122	2,816
Total non-current financial assets		$27,788	$35,277

Current financial liabilities

		As of December 31,
(in thousands)	Notes	2024	2023
XBT Certificate Liabilities	17	$(3,748,081)	$(2,384,019)
Amounts due to brokers	16	(99,124)	(852)
Trade and other payables	18	(13,202)	(7,145)
Other current liabilities	19	(22,608)	(11,101)
Current lease liabilities	21(b)	(732)	(718)
Total current financial liabilities		$(3,883,747)	$(2,403,835)

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

12. Financial assets and liabilities (cont.)

Non-current financial liabilities

		As of December 31,
(in thousands)	Notes	2024	2023
Non-current loans	19	$(24,657)	$(29,467)
Other non-current liabilities	29	(1,206)	—
Non-current lease liabilities	21(b)	(2,259)	(3,061)
Total non-current financial liabilities		$(28,122)	$(32,528)

13. Trade and other receivables

	As of December 31,
(in thousands)	2024	2023
Non-current
Deposits paid	$297	$388
Deferred tax	—	30
Investment amounts receivable	1,029	—
Other non-current receivables	251	—
Total non-current trade and other receivables	1,577	418
Current
Accounts receivable	2,126	1,685
Amounts owed by related parties	41	43
Deposits paid	43	151
Prepayments	1,397	754
VAT receivable	128	220
Total current trade and other receivables	3,735	2,853
Total trade and other receivables	$5,312	$3,271
of which financial assets	3,787	2,298
of which non-financial assets	1,525	973

Non-financial assets comprise prepayments and VAT receivable

14. Other assets

		As of December 31,
(in thousands)	Notes	2024	2023
Non-current
Loans receivable	(i)	$1,122	$1,871
Other assets		—	945
Total non-current other assets		1,122	2,816
of which financial assets		1,122	2,816
of which non-financial assets		—	—
Current
Other assets	(ii)	201,595	$69,652
Digital asset ETPs	(iii)	1,195,167	$269,118
Total current other assets		1,396,762	338,770
of which financial assets		1,199,925	276,199
of which non-financial assets		196,837	62,571
Total other assets		$1,397,884	$341,586

____________

(i)      This balance predominantly comprises convertible loan notes issued to Impervious and Syndica for a principal amount of $500 and $300 respectively.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

14. Other assets (cont.)

(ii)     The majority of current other assets represent digital asset lending balances to small number of counterparties totaling $196,837 (2023: $62,571). Expected credit loss in relation to these lending balances is considered as part of the risk disclosures in Note 23. These balances are excluded from the Group’s breakdown of financial assets in Note 12 as these amounts are settled in digital assets and are not classified as financial assets.

(iii)    The table below shows a reconciliation between the opening and closing position of the Group’s digital assets ETP’s and funds holdings.

		For the Years Ended December 31,
(in thousands)	Notes	2024	2023
Opening position		$269,118	$203,534
Net additions and transfers		1,061,833	109,422
Net disposals and transfers		(649,593)	(213,333)
Net movement		412,240	(103,911)
Realised gain		52,233	51,553
Unrealised gain		461,885	117,941
Net gain	11	514,118	169,494
Exchange differences		(310)	—
Closing position		$1,195,167	$269,118

Digital asset ETPs held as at year end totaled $1,195,167 (2023: $269,118). These holdings are used to provide exposure to digital assets and are held as a part of the Group’s collateral management obligations. Of this balance $145,792 is held as collateral with Reyl Bank (see Note 19) in respect of a loan facility. While the majority of the loan balance is non-current, repayment can be made at the discretion of the Group and the collateral recalled, hence its classification as a current asset.

15. Cash and cash equivalents

	As of December 31,
(in thousands)	2024	2023
Cash at bank	$7,232	$8,480
Amounts due from brokers	7,205	20,715
Amounts due from exchanges	10,478	$3,280
Total cash and cash equivalents	$24,915	$32,475

Amounts due from brokers and amounts due from exchanges represent cash held by/payable to brokers and exchanges and are classified as cash and cash equivalents as they have a maturity of three months or less from inception. Amounts due from brokers accrue interest. The Company has the right and ability to settle its obligations with brokers on a net basis.

Amounts due from brokers are considered individually and presented on a net basis and include both significant long USD positions together with short EUR/SEK positions, held in order to hedge the Group’s exposure to foreign currency fluctuations arising from XBT management fees, which are denominated in EUR and SEK. Such currency fluctuations are offset by the movement in the Group’s digital asset exposure maintained as part of the XBT note program.

16. Amounts due to brokers

	As of December 31,
(in thousands)	2024	2023
Amounts due to brokers	$(99,124)	$(852)
Total due to brokers	$(99,124)	$(852)

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

16. Amounts due to brokers (cont.)

The movement in amounts due to brokers represent drawdowns on facilities made available from brokers which are utilized to deploy into delta neutral trading activities of the Group. Amounts due from/to brokers accrue interest. The Company has the right and ability to settle its obligations with brokers on a net basis.

17. Certificate liabilities

The certificate liabilities of the Group comprise those arising from the issuance of the CoinShares XBT Provider and CoinShares Physical ETPs.

The CoinShares Physical certificate liabilities are excluded from the breakdown of financial liabilities in Note 12 as these amounts are settled in digital assets, whereas the XBT certificate liabilities, settled in cash, are included within the breakdown of financial liabilities in Note 12.

XBT Provider certificates are cash-settled instruments under which investors receive, upon redemption, a cash amount linked to the value of the referenced digital asset, net of applicable fees.

CoinShares Physical ETPs provide exposure to specified digital assets and are settled by delivery of the referenced digital asset upon redemption.

The certificates do not bear contractual interest. Investor returns are determined primarily by reference to the performance of the underlying digital asset, subject to applicable management fees. The certificates are generally open-ended and may be redeemed at the election of the holder in accordance with the applicable product terms.

The fair value of the certificate liabilities is primarily driven by (i) the market price of the referenced digital asset and (ii) the number of certificates outstanding. To economically hedge its exposure, the Group holds corresponding digital assets in respect of the issued certificates.

	As of December 31,
(in thousands)	2024	2023
CoinShares XBT Provider
CoinShares XBT Provider – Bitcoin	$2,696,523	$1,533,179
CoinShares XBT Provider – Ethereum	1,051,558	850,840
Total CoinShares XBT Provider certificate liabilities	$3,748,081	$2,384,019

CoinShares Physical
CoinShares Physical – Bitcoin	$787,336	$384,480
CoinShares Physical – Staked Ethereum / Ethereum	284,461	116,197
CoinShares Physical – Staked Solana	132,416	39,557
CoinShares Physical – Other	281,666	69,458
Total CoinShares Physical certificate liabilities	$1,485,879	$609,692

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

17. Certificate liabilities (cont.)

Breakdown of certificate type by number and value:

	As of December 31,
(in thousands, except number of certificates)	Number of certificates		Dollars
Certificate type	2024	2023	2024	2023
Bitcoin Tracker One	2,713,492	3,468,999	$1,212,657	$684,023
Bitcoin Tracker Euro	332,913	432,477	1,483,866	849,156
Ether Tracker One	12,287,008	15,309,343	386,853	324,969
Ether Tracker Euro	2,119,967	2,487,963	664,705	525,871
CoinShares Physical Bitcoin	8,555,086	9,339,130	787,336	384,480
CoinShares Physical Ethereum	2,803,190	1,718,953	284,461	116,197
CoinShares Physical Litecoin	607,000	401,500	11,896	5,691
CoinShares Physical XRP	1,831,780	874,300	146,963	20,885
CoinShares Physical Staked Polkadot	1,698,100	557,500	13,395	5,200
CoinShares Physical Staked Tezos	839,000	564,000	6,112	3,075
CoinShares Physical Staked Solana	6,181,100	3,652,100	132,416	39,557
CoinShares Physical Chainlink	8,021,000	3,111,000	16,069	4,650
CoinShares Physical Uniswap	6,190,000	2,310,000	8,130	1,701
CoinShares Physical Staked Cardano	34,472,500	22,705,000	32,085	14,352
CoinShares Physical Staked Cosmos	694,500	374,500	2,532	2,196
CoinShares Physical Staked Polygon	1,443,500	568,500	7,422	6,058
CoinShares Physical Staked Algorand	5,026,000	2,161,000	18,386	5,015
CoinShares Physical Top 10 Crypto Market	114,000	25,000	3,872	442
CoinShares Physical Smart Contract Platform	121,000	10,000	3,439	193
CoinShares Finanzen.net Top 10 Crypto ETP	730,000	—	11,365	—
Total certificates			$5,233,960	$2,993,711

The certificates are held at fair value through profit or loss. The fair value of the certificates are calculated with reference to market prices as defined in the relevant prospectus.

Reconciliation of certificates:

(in thousands)	As of December 31,
	2024	2023
Opening position	$2,993,711	$1,193,975
Movement from net redemption of XBT certificate liabilities	(766,319)	(122,467)
Movement from net issuance of CS Physical certificate liabilities	165,188	222,445
Management fee	(83,109)	(49,785)
Loss on certificate liabilities	2,950,574	1,733,375
Translation of foreign currency denominated holdings	(26,085)	17,168
Closing position	$5,233,960	$2,993,711

Issuances in relation to CoinShares Physical certificates result in the receipt of digital assets, not cash, and therefore do not impact changes in operating activities within the consolidated statement of cashflows.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

18. Trade and other payables

(in thousands)	As of December 31,
	2024	2023
Accounts payable	$1,377	$1,279
Accrued liabilities	11,825	5,866
Total trade and other payables	$13,202	$7,145

19. Other current and non-current liabilities and loans

		For the Years Ended December 31,
(in thousands)	Note	2024	2023
Reyl loan	(i)	$24,657	$29,467
Solana seed	(ii)	232,728	114,231
OTC Trades	(iii)	7,795	9,882
Algorand Foundation	(iv)	—	3,481
Other borrowings	(v)	8,081	3,114
Amounts due to exchange	(vi)	3,101	6,793
Share based payment liability	(vii)	19,679	—
Fund liabilities to external investors	(viii)	1,033	1,193
		297,074	168,161
of which financial liabilities		48,470	37,452
of which non-financial liabilities		248,604	130,709
Payable within one year		270,323	138,694
Payable in more than one year		$26,751	$29,467

Non-financial liabilities comprise Solana seed balance, OTC trades and other borrowings

Financial liabilities payable within one year relate to amount due to exchange and fund liabilities to external investors, and share options.

Financial liabilities greater than one year relate to Reyl loan and share based payment liabilities.

(i)     The Group has a loan balance to Reyl Bank in the sum of CHF 22,266 ($24,657) (2023: CHF 24,740) ($29,467)) plus accrued interest of CHF 32 ($32) (2023: CHF 51 ($51)). The loan bears interest at a rate equal to the interest base rate SARON 1 to 3 months, that cannot fall below 0% per annum, plus a credit margin of 2.25% and internal costs of the Bank for making the liquidity available to the Group during the entire loan duration with a minimum of 0.20% per annum. The ultimate maturity date of the loan is March 10, 2027.

The Group holds assets with Reyl Bank in the form of publicly traded ETP certificates. These amounted to a market value as at December 31, 2024 of $145,792 a portion of which will stay with Reyl Bank until the loan balance has been fully settled.

During the year, 10% (equating to CHF 2,474) of the principal loan balance was repaid.

(ii)    The balance represents the value of 10,000,000 certificates in CoinShares Physical Staked Solana which are held by the Group on behalf of a third party who contributed 1,000,000 SOL of seed capital to the product. Equivalent physical Solana is held as collateral within CSDSL. This amount is excluded from the Group’s breakdown of financial liabilities in note 12 as this amount is settled in digital assets.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

19. Other current and non-current liabilities and loans (cont.)

(iii)   The balance represents the sterling equivalent value of OTC liabilities in the course of settlement at the balance sheet date. This balance is collateralised by digital assets held. These amounts are therefore excluded from the breakdown of financial liabilities in note 12.

(iv)   The balance represents the value of 1,500,000 certificates in CoinShares Physical Staked Algorand which are held by the Group on behalf of a third party, who contributed 15,000,000 ALGO of seed capital to the product. This balance is collateralised by digital assets held. This was fully redeemed in the year in digital assets and is excluded from the breakdown of financial liabilities in note 12.

(v)    Other borrowings represent USDT borrowings from Bitfinex and seed amounts for certain CoinShares Physical products.

(vi)   Amounts due to exchanges includes credit facilities in place for trading purposes. The balances are payable in digital assets and are therefore excluded from the breakdown of financial liabilities in note 12.

(vii)  During 2024, a number of instances of cash settlement of share options awards resulted in the creation of a constructive obligation to settle the Group’s share option plan in cash. The Group’s share option plan is therefore recognised as a liability as at the end of 2024. The amount recognised is inclusive of estimated social security costs associated with cash settlement. See note 29 (f) for further detail.

(viii) Fund liabilities due to external investors arise from investments made by third parties into the Group’s Bitcoin and Ethereum Integrated Strategies Funds (‘BIS’ and ‘EIS’ respectively) which currently are consolidated within the Group until such a time as they garner sufficient inflow to trigger deconsolidation.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

20. Other financial assets — investments

(in thousands)	Investments in Joint Ventures And Associates	Investments in Listed Equities	Unlisted investments through P&L	Carried interest through OCI	Total
At December 31, 2022	$333	$—	$11,287	$6,390	$18,010
Additions	—	1	599	—	600
Distributions/disposals	—	—	(1,861)	—	(1,861)
Fair value loss through profit and loss	—	—	14,169	—	14,169
Fair value gain through OCI	—	—	—	186	186
Loss on associates	(270)	—	—	—	(270)
Exchange differences through profit and loss	11	—	862	336	1,209
At December 31, 2023	74	1	25,056	6,912	32,043
Additions	—	—	843	—	843
Distribution/disposal	—	—	(6,232)	(250)	(6,482)
Fair value loss through profit or loss	—	—	(495)	—	(495)
Fair value loss through OCI	—	—	—	(450)	(450)
Loss on associates	(74)	—	—	—	(74)
Exchange differences through profit and loss	—	—	(327)	31	(296)
At December 31, 2024	$—	$1	$18,845	$6,243	$25,089
(in thousands)	December 31, 2022	(Disposals)	Investment Loss	Transfers between levels	December 31, 2023
Level 1 Investments	$—	$—	$1	$—	$1
Level 2 Investments	—	—	—	—	—
Level 3 Investments	17,677	(1,262)	15,553	—	31,968
Total investments held at fair value	17,677	(1,262)	15,554	—	31,969
Associates	333	—	(259)	—	74
Total investments valued using the equity method	333	—	(259)	—	74
Total investments	$18,010	$(1,262)	$15,295	$—	32,043
(in thousands)	December 31, 2023	(Disposals)	Investment Loss	Transfers between levels	December 31, 2024
Level 1 Investments	$1	$—	$—	$—	$1
Level 2 Investments	—	—	—	—	—
Level 3 Investments	31,968	(5,639)	(1,241)	—	25,088
Total investments held at fair value	31,969	(5,639)	(1,241)	—	25,089
Associates	74	—	(74)	—	—
Total investments valued using the equity method	74	—	(74)	—	—
Total investments	$32,043	$(5,639)	$(1,315)	$—	$25,089

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

20. Other financial assets — investments (cont.)

For the balance of $25,056 as at December 31, 2023 which represents investments classified as Level 3 within the fair value hierarchy, the following table summarises the quantitative information about the material investment and its significant inputs used.

Description	Fair value (in thousands)	Unobservable inputs	Input amount	Input range	Relationship between unobservable inputs and fair value
Unlisted equities not held at cost	$25,056	Discount factor on price of recent investment	0%	-20% – 0%	Decreasing the inputs to the lowest points of the given ranges would decrease the fair value as of December 31, 2023 by $5,011

Increasing all inputs to the highest point of the given ranges would result in no change to the fair value as at December 31, 2023.

For the balance of $18,845 as at 31 December 2024 which represents investments classified as Level 3 within the fair value hierarchy, the following table summarises the quantitative information about the material investment and its significant inputs used.

Description	Fair value (in thousands)	Unobservable inputs	Input amount	Input range	Relationship between unobservable inputs and fair value
Unlisted equities valued based upon performance	$3,585	EBITDA multiple	21.0	5 – 30	Decreasing the inputs to the lowest points of the given ranges would decrease the fair value as of December 31, 2024 by $2,731
					Increasing the inputs to the highest point of the given ranges would increase the fair value as of December 31, 2024 by $1,537
Unlisted equities held at price of recent investment	$14,091	Discount factor on price of recent investment	—%	-20% to 0%	Decreasing the inputs to the lowest points of the given ranges would decrease the fair value as of December 31, 2024 by $2,818.
					Increasing the inputs to the highest point of the given ranges would result in no change to the fair value as of December 31, 2024.

Increasing all inputs to the highest point of the given ranges would result in an increase in the value of investments classified as Level 3 of $1,537. Decreasing all inputs to the highest point of the given ranges would result in a decrease in the value of investments classified as Level 3 of $5,549.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

21. Non-financial assets and liabilities

(a) Property, plant, and equipment

(in thousands)	Right-of-use property assets	Furniture and Fittings	Office Equipment	Total
Cost
At December 31, 2022	$3,533	$781	$667	$4,981
Additions	3,750	59	77	3,886
Disposals	(3,624)	(1)	(71)	(3,696)
Exchange differences	171	42	26	239
At December 31, 2023	3,830	881	699	5,410
Additions	—	136	95	231
Disposals	—	(75)	—	(75)
Exchange differences	(56)	(14)	(13)	(83)
At December 31, 2024	$3,774	$928	$781	$5,483

Accumulated depreciation
At December 31, 2022	$1,680	$601	$357	$2,638
Charge for the year	1,510	94	157	1,761
Disposals	(2,903)	(1)	(88)	(2,992)
Exchange differences	50	33	17	100
At December 31, 2023	337	727	443	1,507
Charge for the year	725	132	159	1,016
Disposals	—	(18)	—	(18)
Exchange differences	(19)	(12)	(10)	(41)
At December 31, 2024	$1,043	$829	$592	$2,464

Net book value
At December 31, 2024	$2,731	$99	$189	$3,019
At December 31, 2023	$3,493	$154	$256	$3,903
At December 31, 2022	$1,853	$180	$310	$2,343

(b) Leases

Lease commitments for short-term liabilities at December 31, 2024 were as follows:

	As of December 31,
(in thousands)	2024	2023
Serviced office lease	$275	$243
Total short-term liability lease commitments	$275	$243

The group entered into a short-term lease contract for an office in Paris on July 5, 2023 for a one year rolling contract commencing from November 2023. This agreement has replaced the financing lease arrangements in place for offices in Paris discussed below. The total expense relating to short-term leases for the year was $384 (2023: $259).

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

21. Non-financial assets and liabilities (cont.)

The maturity of gross contractual undiscounted cash flows due on the Group’s lease liabilities is set out below for the two years ended December 31, 2024 and 2023.

(in thousands)	Less than 1 year	1 to 5 years	Over 5 years	Total at December 31, 2024
Jersey property leases	$230	$914	$—	$1,144
London property leases	648	1,522	—	2,170
Total contractual undiscounted cash flows	$878	$2,436	$—	$3,314
(in thousands)	Less than 1 year	1 to 5 years	Over 5 years	Total at December 31, 2023
Jersey property leases	$257	$1,161	$—	$1,418
London property leases	643	2,202	—	2,845
Total contractual undiscounted cash flows	$900	$3,363	$—	$4,263

The Group leased the second and third floors of a property for its operations in Jersey, and two properties for its operations both in London and Paris during the period. The movement in right-of-use assets obtained as a result of lease arrangements and their associated depreciation charges are disclosed in Note 21(a).

The lease for the second floor of the property in Jersey commenced on January 1, 2019 and was voluntarily concluded on June 1, 2023. The lease for the third floor commenced on December 1, 2017 and was also terminated on June 1, 2023, the contractual lease end date. The Group has agreed to continue to rent the same office space under a new lease which commenced on June 2, 2023. The new lease has a term of six years and break clause options at the end of year 2 and 4; the Directors have no intention of exercising either option at the transition date. Accounting for both leases is therefore on the basis of future cash flows on rental payments up to the contractual lease end date of June 1, 2029.

On September 4, 2023 the Group ended an agreement for the underlease of 82 Baker Street, London, W1U 6TE. The Group entered into a new lease at 3 Lombard Street, London EC3V 9AQ on August 2, 2023. The lease term is five years, commencing on August 2, 2023 and with an end date of August 1, 2028.

The Group leased two offices in Paris during 2023, 11 rue Paul Lelong, from the point of acquisition of CSF in 2021 and 25 rue du 4 Septembre from August 1, 2022, with a contractual end dates of April 4, 2023 and August 31, 2023 respectively. Both leases were terminated during 2023 and CSF has since entered into a short-term lease which is discussed above.

Reconciliation of lease liabilities

(in thousands)	Jersey property leases	London property leases	Paris property leases	Total
At December 31, 2022	$122	$1,068	$430	$1,620
Additions	1,324	2,426	—	3,750
Disposals	(115)	(328)	(421)	(864)
Repayments	(152)	(776)	—	(928)
Interest expense	39	55	3	97
Exchange differences	29	87	(12)	104
At December 31, 2023	1,247	2,532	—	3,779
Repayments	(282)	(646)	—	(928)
Interest expense	61	122	—	183
Exchange differences	(15)	(27)	—	(42)
At December 31, 2024	$1,011	$1,981	$—	$2,992

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

21. Non-financial assets and liabilities (cont.)

The Group has an operating lease arrangement in which it acts as a lessor in relation to office space sub-leased to a related party. The lease agreement includes a 2 month break clause option which is exercisable by either party.

Maturity analysis of operating lease payments:

(in thousands)	As of December 31,
	2024	2023
Within one year	$28	$28
Total operating lease payments	$28	$28

During the year, the Group received lease income on operating leases amounting to:

	For the Years Ended December 31,
(in thousands)	2024	2023
Operating lease rental income	$166	$166
Total operating lease rental income	$166	$166

(c) Goodwill

(in thousands)	Notes	Total
Cost
At December 31, 2022		$7,765
Exchange differences		402
At December 31, 2023		8,167
Acquired through business combination	(i)	1,670
Exchange differences		(151)
At December 31, 2024		$9,686

Accumulated impairment losses
At December 31, 2022		6,623
Exchange differences		345
At December 31, 2023		6,968
Exchange differences		(101)
At December 31, 2024		$6,867

Net book value
At December 31, 2024		$2,819
At December 31, 2023		$1,199
At December 31, 2022		$1,142

(i) In 2023 the Group entered into an option to acquire an 100% interest in Valkyrie Funds LLC (“VFL”) on the condition that the Securities Exchange Commission (“SEC”) in the United States approved the creation and ability to sell Bitcoin Exchange Traded Funds (“ETF”). In January of 2024 the first Bitcoin ETF’s were approved and the Group subsequently exercised its right to acquire VFL. On March 12, 2024 the Group paid a consideration of $1,588 for 100% ownership resulting in a goodwill amount of $1,670. Refer to Note 24 for business combinations during the year.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

21. Non-financial assets and liabilities (cont.)

Goodwill impairment charges and reversal of impairment charges are recognised in administrative expenses in the consolidated statements of comprehensive income.

The carrying value of goodwill has been allocated to Cash Generating Units (“CGUs”) as follows:

	As of December 31,
(in thousands)	2024	2023
CoinShares AM	$1,134	$1,150
CoinShares Co	49	49
CoinShares Valkyrie	1,636	—
Total goodwill	$2,819	$1,199

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. Goodwill is impaired if the recoverable amount falls below the carrying amount of the CGU in question.

The recoverable amount for a CGU is defined as the higher of fair value less costs of disposal or value in use.

For CoinShares Asset Management (“CSAM”), the goodwill amount of $1,134 (2023: $1,150) relates to the value of the regulatory licenses held by the Group’s French entities. No impairment charge has been made during the year due to the retention of the license and the estimated cost to replace.

For CoinShares Co, the recoverable amount is considered to be reasonable due to the value in use of relevant broker/dealer licenses being justifiable, and should the license be relinquished the costs involved in replacing this would be in excess of this amount.

For CoinShares Valkyrie, the goodwill amount relates to the value in use of the relevant regulatory licenses and products from which the Group generates income as a result of the acquisition. No impairment charge has been made during the year due to the performance of the products to which this goodwill relates.

(d) Other intangible assets

(in thousands)	Fee Generating Contracts	Software	Website Domains and Trademarks	Total
Cost
At December 31, 2022	$14,739	$1,065	$254	$16,058
Additions	—	1,478	12	1,490
Disposals	—	(106)	(257)	(363)
Exchange differences	769	76	8	853
At December 31, 2023	15,508	2,513	17	18,038
Additions	96	1,396	—	1,492
Disposals	—	(411)	—	(411)
Exchange differences	(228)	(77)	—	(305)
At December 31, 2024	$15,376	$3,421	$17	$18,814

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

21. Non-financial assets and liabilities (cont.)

(in thousands)	Fee Generating Contracts	Software	Website Domains and Trademarks	Total
Accumulated amortisation
At December 31, 2022	$2,572	$104	$13	$2,689
Charge for the year	1,952	277	2	2,231
Additions	—	15	—	15
Disposals	—	(44)	(12)	(56)
Exchange differences	466	321	2	789
At December 31, 2023	4,990	673	5	5,668
Charge for the year	1,785	220	1	2,006
Additions	—	—	—	—
Disposals	—	(226)	—	(226)
Impairment	—		—	—
Exchange differences	282	(29)	—	253
At December 31, 2024	$7,057	$638	$6	$7,701
Net book value at December 31, 2024	$8,319	$2,783	$11	$11,113
Net book value at December 31, 2023	$10,518	$1,840	$12	$12,370
Net book value at December 31, 2022	$12,167	$961	$241	$13,369

22. Equity

(a) Share capital and premium

	Allotted, called-up and fully paid
(in thousands, except share information)	2024	2023	2024	2023
Shares classified as equity	Number of shares		Share capital
Ordinary shares of £0.000495 each	66,678,210	68,013,771	$44	$45
	66,678,210	68,013,771	$44	$45
	As of December 31,
(in thousands)	2024	2023
Share premium	$41,458	$42,067
	$41,458	$42,067

Ordinary shares issued and allotted are accounted for as equity. These shares confer on the holders the right to vote and receive dividends at the Company’s discretion. If, at the Company’s discretion, there is a return of assets, ordinary shares confer on the holders thereof the rights in respect of the assets of the Company available for distribution among the Shareholders. The Company is authorised to issue 200,000,000 shares.

All share premium balances relate to the issue of ordinary shares.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

22. Equity (cont.)

Movements in share capital

(in thousands, except share information)	Shares	Share Capital	Share Premium
At December 31, 2022	68,213,821	$45	$42,180
Share cancellations	(200,050)	—	(113)
At December 31, 2023	68,013,771	45	42,067
Share cancellations	(1,474,631)	(1)	(867)
Share options exercised	139,070	—	258
At December 31, 2024	66,678,210	$44	$41,458

The Group purchased 90,205 (2023: 1,597,706) shares on the public market for a total consideration of $344 (2023: $5,256) for the purposes outlined at the Group’s last AGM. The shares are held in the Treasury Share Reserve, included within other reserves (Note 22(b)), until they are cancelled or sold back to the market. On February 14, 2024, the Group announced the cancellation of all treasury shares held of 1,474,631 (2023: 200,050) with a value of $5,022 (2023: $687).

(b) Other reserves

(in thousands)	Foreign Exchange Translation Reserve	Revaluation on Reserve	Share Option Reserve	Treasury Share Reserve	Total
At December,31 2022	$18,341	$—	$3,896	$(387)	$21,850
Fair value gain on digital assets through other comprehensive income	—	126,837	—	—	126,837
Exchange differences on translation of foreign operations	(11,839)	—	—	—	(11,839)
Share based payments	—	—	1,652	—	1,652
Share buybacks	—	—	—	(5,256)	(5,256)
Share cancellations	—	—	—	687	687
Share option liquidations	—	—	(43)	17	(26)
Foreign exchange impact from change in presentational currency	13,788	—	—	—	13,788
Transfer of revaluation reserve upon disposal of digital assets	—	(27,142)	—	—	(27,142)
At December 31, 2023	20,290	99,695	5,505	(4,939)	120,551
Fair value gain on digital assets through other comprehensive income	—	2,430,843	—	—	2,430,843
Exchange differences on translation of foreign operations	4,216	—	(48)	(23)	4,145
Share buybacks	—	—	—	(344)	(344)

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

22. Equity (cont.)

(in thousands)	Foreign Exchange Translation Reserve	Revaluation on Reserve	Share Option Reserve	Treasury Share Reserve	Total
Share cancellations	—	—	—	5,022	5,022
Share options issued	—	—	304	—	304
Share options exercised	—	—	(54)	285	231
Share options liquidated	—	—	(14)	—	(14)
Transfer of share option reserve	—	—	(5,693)	—	(5,693)
Foreign exchange impact from change in presentational currency	(6,251)	—	—	(1)	(6,252)
Transfer of revaluation reserve upon disposal of digital assets	—	(618,135)	—	—	(618,135)
At December 31, 2024	$18,255	$1,912,403	$—	$—	$1,930,658

(c) Dividends

Dividends are recommended by the Directors, in line with the Groups dividend policy, and are a function of the prior years earnings. Movements in dividends during the period are as follows:

	For the Years Ended December 31,
(in thousands)	2024	2023
i) Dividends allocated to holders of ordinary shares
Dividend for the year ended December 31, 2024 of $0.17 (2023 nil) per fully paid share	$11,542	$—
Special dividend for the year ended December 31, 2024 of $0.47 (2023 nil) per fully paid share	31,410	—
Total dividends provided for	$42,952	$—
Dividends provided to Directors	$16,973	$—
	For the Years Ended December 31,
(in thousands)	2024	2023
ii) Dividends paid in cash or satisfied by the issue of shares
Dividends paid in cash	$42,952	$—
Dividends settled through shares	—	—
Total dividends paid	$42,952	$—
Total dividends payable	$—	$—

In addition to the above dividends, since year end the Directors have recommended the payment of a dividend of 38 cents per fully paid ordinary share. The aggregate amount of the proposed dividend expected to be paid during 2025 out of distributable reserves at December 31, 2024, but not recognised as a liability at year end, is £20,000. On May 12, 2025 the Directors decided to re-denominate the dividend in US dollars as $25,019 to align with the Groups functional currency.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

23. Financial risk management objectives and policies and capital management

The Group invests in a portfolio of digital assets and derivatives on a non-directional risk basis to generate a return, which matches its financial obligations to certificate holders. In pursuing its investment objective, the Group invests in digital assets and has a liability exposure towards certificate holders linked to digital assets, as well as the specific operational risks to trading and holding digital assets.

The following sets out a description of the principal risks inherent in the activities of the Group along with the action taken to manage these risks.

(a) Market risk

i) Currency risk

The Group seeks to mitigate currency risk, primarily experienced within its subsidiary CSCMJL. CSCMJL automatically converts amounts received in EUR and SEK from the sale of certificates by investors to US$. US$ is the functional currency of CSCMJL which automatically converts US$ to EUR and SEK as required to facilitate the redemption of notes. From time to time CSCMJL may hold small currency balances in currencies other than US$ to facilitate operational expenses and occasionally holds EUR on a temporary basis for the purchase of digital assets. The Group has considered the impact of movements in foreign exchange rates. An adverse/favourable movement in foreign exchange rates of 5% would result in a loss/gain on foreign exchange of approximately $9,067 and does not create any going concern issues. This is both due to the quantum and also the fact that these movements are largely collateralised by the Group. However, given the functional and presentational currency of the Group is Pound Sterling, additional foreign currency movements arise on consolidation and with equity accounting of its foreign operations (as defined under IAS 21) which result in movements through other comprehensive income.

ii) Interest rate risk

Interest rate risk is the risk that the value of the Group will be impacted by fluctuations in the prevailing levels of market interest rates.

The Group has entered into a loan arrangement with a variable interest rate based on the base rate SARON 1 to 3 months. The directors have determined that as there is one loan, that this risk of the interest rate moving against the Group is acceptable. The loan renews for periods of 12 months at a time, so if the risk were determined to be too great, the Group could exit the arrangement, using other assets to pay the loan if necessary.

The majority of the Group’s other financial assets and liabilities are either non-interest bearing, or at a fixed interest rate and as a result, the Group is not subject to significant amounts of risk due to fluctuations in the prevailing levels of market interest rates.

The directors have considered the impact of movements in the SARON 1 to 3 months interest base rate. A 5% increase/decrease in the base rate would increase/decrease the Group’s annual interest cost in relation to the Reyl Loan to approximately $753 (CHF 664)/$682 (CHF 601) (2024 actual $1,067 (CHF 941)) and does not create any going concern issues.

iii) Digital asset price risk

Digital assets are an extremely volatile asset class. Digital asset price risk arises from the uncertainty about future prices of the digital assets, impacting both the fair value of the digital assets held by the Group and the fair value of the liabilities of the Group towards certificate holders.

To mitigate its exposure to changes in prices of digital assets, any exposure to changes in prices on the digital assets held is matched by the changes in value of the obligations to security holders. The Group does hold some strategic digital asset balances for its own account over and above the amounts required to hold collateral for its obligations. Movement in digital asset prices is illustrated in the sensitivity analysis presented in Note 23(e).

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

23. Financial risk management objectives and policies and capital management (cont.)

Reports are circulated every ten minutes showing the net digital asset exposure. In addition, the net exposure is constantly monitored, being the number of digital assets held versus the number of currencies required to cover the exposure towards certificate holders.

iv) Risk of access to banking services

The banking landscape and availability of banking partners for participants within the digital asset industry is ever-evolving, as has been evidenced by events in 2023. The Group has a variety of banking partners and is continually seeking additional, suitable partners to further mitigate the risk of over-reliance on a single or limited number of counterparties.

The operations of the Group are reliant on the availability of efficient payment rails, particularly in the requirement to perform the collateral activities associated with the Group’s XBTP ETPs. No issues have arisen to date arising from banking capabilities that have proven to have a significant operational impact on the Group, and the continued expansion of our banking relationships is designed to ensure that this remains the case as we continue to grow.

(b) Credit risk

Credit risk is the risk that an issuer, counterparty or exchange will be unable or unwilling to meet a commitment, obligation under a financial instrument or contract that it has entered into with the Group, leading to a financial loss, or lack of liquidity and restriction of access to the Group’s assets. The Group is exposed to credit risk due to the range of counterparties with which it is required to interact.

Certain transactions that the Group may enter into exposes it to the risk that the counterparty will not deliver the asset (purchase) or cash (sale) after the Group has fulfilled its responsibilities. The Group only transacts with brokers which have been approved by the Group as acceptable counterparties.

Digital assets and exchanges

Digital asset activity has an inherent credit risk due to the nature of the industry, which is non-regulated, extremely volatile, has low barriers to entry and is vulnerable to bad actors. The Group continues to implement a range of controls, policies and procedures around the trading and holding of digital assets on exchange which has improved the quality of counterparties and reduced overall risk. Furthermore, the Group has established proof of concept with a number of exchanges and custodians to enable trading without keeping assets on the platforms, thereby mitigating almost all counterparty risk. Assets remain with the custodian and settlement is conducted once a day on a net basis, de-risking activities considerably.

The Group has in place a formal compliance monitoring programme (“CMP”) whereby counterparties are selected on an annual basis for testing. In 2023 the Group also implemented a daily monitoring process to monitor levels of exposure with each of its counterparties in order to ensure that agreed limits are adhered to. In such an event that this is not the case, this process informs any decisions made around the ultimate location of assets and ensures ongoing adherence with the CMP. Ultimately risk limits are discussed at and set by the Group’s Risk & Compliance Committee. Additional measures undertaken by the Group include enhanced on-boarding, compliance and periodic risk reviews and/or utilising exchanges which are audited and report sufficient liquid positions. Prior to entering into a relationship with an exchange, it is a requirement for the counterparty to complete a questionnaire covering policies, procedures and processes in place in relation to cybersecurity, access, technology and data amongst other areas. Exchanges are assessed by the compliance team and placed into tiers which determine the level of exposure that is deemed acceptable. This tiering approach is undertaken in accordance with the Group’s counterparty risk framework. The procedures in place are ultimately designed to ensure only reputable, long-standing and mature exchanges are used.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

23. Financial risk management objectives and policies and capital management (cont.)

It is necessary for operational reasons to keep a balance with exchanges in order to purchase, transfer and swap digital assets, in the ordinary course of business. The Group seeks to minimise the quantum of cash balances held on exchange.

The total credit risk exposure to the Group arising from balances held with exchanges is as follows:

	As of December 31,
(in thousands)	2024	2023
Digital assets	$157,661	$132,325
Cash and cash equivalents	10,478	3,280
Total balances held with exchanges	$168,139	$135,605
Current asset exposure	3%	4%

Staking providers

As at December 31, 2024, a significant amount of the Group’s ETH was held with service providers for the purpose of staking. This activity brings rise to two considerations; firstly, the time it takes to exit a validator position and secondly, safeguarding of assets by the service providers.

To mitigate the first consideration, the Group actively monitors its staked assets in real-time and ensures that any exits from staked positions are closely managed. Currently, the time to exit is approximately 6 days, though this can be longer or shorter depending on a range of factors. As the Group holds a large long ETH position, this mitigates any liquidity risk arising as a result of long exit times, as there exists sufficient liquid ETH at custodians and/or on exchanges to ensure any liabilities can be met. The balance of immediately available (i.e non-standard) ETH is also monitored closely at all times.

To ensure staked assets through designated providers are protected, the Group ensures appropriate due diligence is performed through testing their software and understanding KYC on the persons in control of the providers. Service contracts exist that ensure any loss of assets is retrieved or made right by the provider. Additional steps have been taken to ensure that in the event of a loss of connectivity of the validators, the Group holds all the private keys which allows the operations team to collectively retrieve independently from involvement by the provider. We deem that the maximum exposure to the Group in such an event would be the loss of staking rewards for a specific sweep period.

The Group deems there are sufficient mitigations against the key credit risks which exist when staking ETH.

Financial instruments and cash deposits

Credit risk from balances with banks, brokers and financial institutions is managed, monitored and controlled by the finance department in accordance with Group policy. Transactions that involve surplus cash inflows and outflows are only with approved counterparties and brokers within credit limits that have been agreed between the parties. The credit limits are reviewed by the compliance team and agreed upon by the Board of Directors on an annual basis. The limits are set to minimise the concentration of risks and therefore mitigate financial loss. Furthermore, regular risk reviews are performed over the use of the banks and brokers to manage credit risk.

Transactions that expose the Group to the risk that the counterparty will not deliver the asset (purchase) or cash (sale) after the Group has fulfilled its responsibilities, is managed through brokers which have been approved by the Group as acceptable counterparties.

The Group also has receivables as a result of loans. The Company only enters into loans with reputable counterparties and in the case of digital asset loans these are all recallable on demand. The Company therefore does not expect to incur material losses with these loans.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

23. Financial risk management objectives and policies and capital management (cont.)

The Group undertakes transactions with counterparties that may expose it to the risk that the counterparty will not deliver from their side, for example in the cases of sales (cash), purchases (assets) or equivalent loans. The Group mitigates this by reviewing counterparties before transactions occur, and determining their acceptability, with the use of collateral where deemed necessary. In the event that such a transaction is ongoing, such assessments are regularly performed in order to safeguard assets and mitigate any risks arising in relation to recoverability.

Included in other assets disclosed in Note 14 are shares in ETPs, valued at $1,195,167 (2023: $269,118) used to provide exposure to digital assets and are held as a part of the Group’s collateral management obligations. These ETPs are fully collateralised and management maintains regular communications with their operators. The ETPs are regulated and audited.

Digital asset lending

The Group has receivables as a result of digital asset loans (see Note 19). Developments in the digital asset industry in recent years have resulted in an elevated level of counterparty risk. The risks associated with this type of activity is loss of assets due to the third party counterparty not engaging in their own risk management systems, or theft through malpractice, lack of corporate governance associated with a low regulatory environment, and lack of systems and controls.

All existing loans are governed by a single form Master Loan Agreement (“MLA”), are open term, repayable on demand (second business day after notification), and are denominated in only two digital currencies (Bitcoin and Ethereum). As with our exchange counterparties, part of the take on process for each lending counterparty requires an initial assessment, and then subsequent ongoing monitoring. Any breaches noted which would deem the risk of lending these counterparties to fall outside of acceptable limits will result in the relationship being exited and the assets returned inclusive of the interest accrued. We do not enter into, or continue with, relationships that we deem to carry credit risk that may impact the recoverability of any loaned assets. That being said, an inherent risk of course remains.

Expected credit losses

Interest is calculated and accrued daily and payable on the first business day of the following month. Because the amounts are repayable on demand, the interest automatically forms part of the loan balance outstanding until paid.

All digital asset loans are considered to be ‘performing’ in line with the IFRS staging. As such only the Stage 1 (12 month ECL) provisioning needs to be considered. Any impairment beyond 12 months would likely have already led to the relationships being terminated on current terms and an actual or expected life-time loss within 12 months being relevant. There is unlikely to be any distinction between Stages 1 and 2 for the Group unless term loans are provided in the future.

In determining the loss given default (“LGD”) and probability of default (“PD”), the Group has considered its digital asset lending counterparties on a case by case basis, with a credit premium driven PD adjusted for the period under review.

The following table presents the 12 month ECL recognised as at December 31, 2024 in respect of the Group’s digital asset loans, together with their calculation inputs.

(in thousands)	EAD ($)	LGD (%)	PD (%)	12 month ECL
Digital asset loans	$196,837	50%	1.93%	$1,902
Total digital asset loans				$1,902

(c) Liquidity risk

Pursuant to contractual agreements between certificate holders and the Group, the Group is providing collateral services to certificate holders by holding digital assets to collateralise the certificate liabilities of the Group.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

23. Financial risk management objectives and policies and capital management (cont.)

Liquidity issues could arise as a result of the redemption of certificates. In this case, the Group would be required to have sufficient liquidity to finance the redemption of the certificates. The prospectus and final terms for each series of notes issued by XBTP define the formula at which the certificates can be redeemed based on an average of the price of the reference digital assets on three different exchanges to provide the contractual exposure defined in the final terms.

The terms and conditions of the certificates include provisions under which, upon the occurrence of certain market disruptions, delays in the settlement of the certificates may be incurred or certain modifications be made. Each certificate holder may exercise the holder put option and have their certificates redeemed on the tenth business day following the end of the calendar month after the month of the exercise of the notice, in case the calculation agent determines that an asset disruption event has occurred, the certificates’ redemption will be postponed until the asset disruption event ceases. These contractual provisions would also act as liquidity risk mitigating factor for the Group.

In the first instance, the cash held at brokers, and then the cash at bank would be used, while the proceeds from the sale of the digital assets would be transferred to pay the noteholders.

Liquidity would thereafter be generated by trading the digital assets already held at the exchanges. The float of digital assets held at the exchanges is monitored in real time by the trading team to make sure that the float is sufficient to deal with possible redemption requests. When the trading team believes that more digital assets are required, digital assets held in cold storage with Komainu and Zodia are transferred within 48 hours to the exchanges. Conversely, when the amount of digital assets held at exchange is in excess of the liquidity requirements, then digital assets are transferred to cold storage with Komainu and Zodia.

The liquidity risk is further mitigated by only holding the most liquid digital assets, Bitcoin and Ethereum, for the purpose of collateral for the notes.

For the securities held by CSDSL, liquidity issues could arise as a result of the redemption of securities, however only if these were to be redeemed in cash rather than in digital asset. The prospectus defines when this could occur, but is the exception rather than the rule. In this case, the Group would be required to have sufficient liquidity to finance the redemption of the securities. The prospectus and final terms for each security define the formula at which the securities can be redeemed based on a coin entitlement.

Securities holders can request redemption of their securities which will be settled two business days following a valid redemption notice. The Group ensures that it holds the relevant digital asset at all times to be able to meet these redemptions.

Liquidity risk is the risk that the Group will encounter difficulties in meeting obligations associated with financial liabilities, in particular towards certificate holders. The following maturity analysis shows liquidity risks as at December 31, 2024 as follows:

(in thousands)	Carrying amount as of December 31, 2024	On demand	Less than 3 months	More than 3 months
Current financial assets
Trade and other receivables	$2,210	$—	$2,210	—
Cash and cash equivalents	24,915	24,915	—	—
Digital asset ETPs	1,195,167	1,195,167	—	—
Other current assets	4,758	4,758	—	—
Total current financial assets	1,227,050	1,224,840	2,210	—

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

23. Financial risk management objectives and policies and capital management (cont.)

(in thousands)	Carrying amount as of December 31, 2024	On demand	Less than 3 months	More than 3 months
Current financial liabilities
XBT certificate liabilities	$(3,748,081)	$(3,748,081)	$—	$—
Amounts due to brokers	(99,124)	—	(99,124)	—
Trade and other payables	(13,202)	—	(13,202)	—
Other current liabilities	(22,608)	(22,608)	—	—
Current lease liabilities	(732)	—	(183)	(549)
Total current financial liabilities	(3,883,747)	(3,770,689)	(112,509)	(549)
Net current financial liabilities	$(2,656,697)	$(2,545,849)	$(110,299)	$(549)

The net current liability position should be viewed in conjunction with the Group’s non-financial assets (Digital assets) and also other non-financial liabilities (CS Physical certificate liabilities)

(in thousands)	Carrying amount as of December 31, 2024	On demand	Less than 3 months	More than 3 months
Net current financial liabilities	$(2,656,697)	$(2,545,849)	$(110,299)	$(549)
Digital assets	4,550,511	4,550,511	—	—
CS Physical certificate Liabilities	(1,485,879)	(1,485,879)	—	—
Adjusted position	407,935	518,783	(110,299)	(549)

The following maturity analysis shows liquidity risks as at December 31, 2023 as follows:

(in thousands)	Carrying amount as of December 31, 2023	On demand	Less than 3 months	More than 3 months
Current financial assets
Trade and other receivables	$1,880	$—	$1,880	—
Cash and cash equivalents	32,475	32,475	—	—
Digital asset ETPs	269,118	269,118	—	—
Other current assets	7,081	7,081	—	—
Total current financial assets	310,554	308,674	1,880	—
(in thousands)	Carrying amount as of December 31, 2023	On demand	Less than 3 months	More than 3 months
Current financial liabilities
XBT certificate liabilities	$(2,384,019)	$(2,384,019)	$—	$—
Amounts due to brokers	(852)	—	(852)	—
Trade and other payables	(7,145)	—	(7,145)	—
Other current liabilities	(11,100)	(11,100)	—	—
Current lease liabilities	(718)	—	(180)	(538)
Total current financial liabilities	(2,403,834)	(2,395,119)	(8,177)	(538)
Net current financial liabilities	$(2,093,280)	$(2,086,445)	$(6,297)	$(538)

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

23. Financial risk management objectives and policies and capital management (cont.)

The net current liability position should be viewed in conjunction with the Group’s non-financial assets (Digital assets) and also other non-financial liabilities (CS Physical certificate liabilities)

(in thousands)	Carrying amount as of December 31, 2024	On demand	Less than 3 months	More than 3 months
Net current financial liabilities	$(2,093,280)	$(2,086,445)	$(6,297)	$(538)
Digital assets	3,024,743	3,024,743	—	—
CS Physical certificate Liabilities	(609,692)	(609,692)	—	—
Adjusted position	321,771	328,606	(6,297)	(538)

(d) Capital risk management

The capital of the Group is represented by the net assets attributable to ordinary shareholders. The Group’s objective when managing capital is to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain a strong capital base to support the development of the investment activities of the Group. This is achieved through actively managing the Group’s Bitcoin, Ethereum and related products.

For the purpose of the Group’s capital management, capital includes issued share capital, share premium and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to maximise the shareholder value.

The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

The Group monitors capital using a gearing ratio, which is ‘net debt’ divided by total capital plus net debt. The Group has minimal debt and has a policy of keeping the gearing ratio as low as possible.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2024 and 2023.

Financial instruments settled through digital assets

The Group has entered into perpetual and futures contracts with digital asset exchanges. These contracts offer synthetic exposure to digital assets while reducing working capital requirements.

A perpetual futures contract is a derivative product that is similar to a traditional futures contract, but has a few differing specifications:

1)      There is no expiry or settlement; and

2)      Perpetual contracts mimic a spot market and hence trade close to the underlying digital asset price. This is in contrast to a traditional futures contract which usually trades at a different price due to the time basis or time until maturity of the contract. The primary mechanism to tether the perpetual futures contract to the spot price is an interest funding mechanism.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

23. Financial risk management objectives and policies and capital management (cont.)

The following table shows positions held as at December 31, 2023, inclusive of any unrealised gains/losses and margins held.

(in thousands)	Contract amount (DA)	Margin held	Unrealised gain/(loss)	Impact on other current assets
Perpetual Contracts
BTC exposure	(420)	$5,284	$(1,741)	$(1,741)
ETH exposure	(3)	2	(3)	(3)
Futures Contracts
BTC exposure	239	3,389	(540)	(540)
ETH exposure	191	147	(11)	(11)
Total		$8,822	$(2,295)	$(2,295)

The following table shows positions held as at December 31, 2024, inclusive of any unrealised gains/losses and margins held.

(in thousands)	Contract amount (DA)	Margin held	Unrealised gain/(loss)	Impact on other current assets
Perpetual Contracts
BTC exposure	156	$14,624	$(2,659)	$(2,659)
ETH exposure	983	3,332	(24)	(24)
Other digital asset exposure	863,251	863	689	689
Futures Contracts
BTC exposure	224	21,033	2,148	2,148
ETH exposure	2,761	9,356	1,486	1,486
Total		$49,208	$1,640	$1,640

In order to maintain the above positions, equity is held with the exchanges. The funding and settlement of Perpetual Contracts can only be done in digital assets, there is no fiat asset settlement.

(e) Operational risk

These are risks relating to losses as a result of operational matters such as having inappropriate or insufficient routines, human error, systems failures and legal risks.

The main operational risk for the Group would be the inability to provide the contractual collateralisation through either systems failures or continuity planning issues. The risk is mitigated through the use of a highly secure algorithmic trading platform hosted in the cloud to mitigate the risk of human error. The business continuity plan was tested, and demonstrated that the traders can perform their work from anywhere.

The Group has controls designed to monitor transactions, and flag any possible inconsistencies in trading, acting as further mitigating factors for human error.

The risk of hacking, and losing Bitcoin/Ethereum and other digital assets in digital wallets due to fraud is reduced through the majority of the digital assets being kept in cold storage with Komainu and Zodia (2023: Komainu and Zodia), providing a cold storage vault. Komainu has a SOC 1 Type 2 report, the latest covering the period from December 1, 2023 to November 30, 2024. Zodia currently has a SOC 1 Type 1 report and a SOC 1 Type 2 report for the period January 1, 2023 to December 31, 2023. A SOC 1 Type 2 report for the period January 1, 2024 to December 31, 2024 is in progress and expected to be completed in the first quarter of 2025. Both Komainu and Zodia are also ISO27001 certified. In addition to limiting the exposure to fraud for the Group, cold storage of digital assets with Komainu and Zodia also reduces the exposure to hacking of the exchanges. The exchanges are constantly monitored and the Group has built a net asset buffer which reduces operational risk.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

23. Financial risk management objectives and policies and capital management (cont.)

The cyber risks are managed through the use of systems to prevent external attacks (firewalls, detection of possible phishing emails, encryption using secure keys and strong physical security for example).

Sensitivity analysis

(in thousands)	Carrying amount as at December 31, 2024	Price change -50%	Price change 100%
Assets
Non-current assets	$44,739	$44,739	$44,739
Digital assets	4,550,511	2,275,255	9,101,022
Cash and cash equivalents	24,915	24,915	24,915
Digital asset ETPs	1,195,167	597,583	2,390,334
Other current assets	201,595	100,798	403,190
Trade and other receivables	3,735	3,735	3,735
Total assets	6,020,662	3,047,025	11,967,935
Liabilities
XBTP Certificate liabilities	(3,748,081)	(1,762,311)	(7,719,621)
CS Physical Certificate liabilities	(1,485,879)	(742,940)	(2,971,759)
Amounts due to brokers	(99,124)	(99,124)	(99,124)
Trade and other payables	(13,202)	(13,202)	(13,202)
Other current liabilities	(270,323)	(134,115)	(542,741)
Current lease liabilities	(732)	(732)	(732)
Current tax liabilities	(115)	(115)	(115)
Non-current lease liabilities	(2,260)	(2,260)	(2,260)
Other non-current liabilities	(2,094)	(2,094)	(2,094)
Non-current loans	(24,657)	(24,657)	(24,657)
Total liabilities	(5,646,467)	(2,781,550)	(11,376,305)

Net assets	$374,195	$265,475	$591,630

The above analysis shows the impact of both a fifty percent decline and a one hundred percent increase in digital assets prices. A 50% decline in digital asset prices would reduce the Group’s net asset position to $265,475 and does not create any going concern issues.

(in thousands)	Carrying amount as at December 31, 2023	Price change -50%	Price change 100%
Assets
Non-current assets	$54,444	$54,444	$54,444
Digital assets	3,024,743	1,512,371	6,049,485
Cash and cash equivalents	32,475	32,475	32,475
Digital asset ETPs	269,118	134,559	538,235
Other current assets	69,652	34,826	139,304
Trade and other receivables	2,853	2,853	2,853
Total assets	3,453,285	1,771,528	6,816,796

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

23. Financial risk management objectives and policies and capital management (cont.)

(in thousands)	Carrying amount as at December 31, 2023	Price change -50%	Price change 100%
Liabilities
XBTP Certificate liabilities	(2,384,019)	(1,090,446)	(4,971,164)
CS Physical Certificate liabilities	(609,692)	(304,846)	(1,219,384)
Amounts due to brokers	(852)	(852)	(852)
Trade and other payables	(7,145)	(7,145)	(7,145)
Other current liabilities	(138,695)	(69,347)	(277,390)
Current lease liabilities	(718)	(718)	(718)
Current tax liabilities	(200)	(200)	(200)
Non-current lease liabilities	(3,061)	(3,061)	(3,061)
Non-current loans	(29,467)	(29,467)	(29,467)
Total liabilities	(3,173,849)	(1,506,082)	(6,509,381)

Net assets	$279,436	$265,446	$307,415

24. Business combination

(a) Acquisition of Valkyrie Funds LLC

On March 12, 2024, the Group exercised its option to acquire 100% of VFL following the launch of Valkyrie Bitcoin Fund in January 2024 post the SEC’s approval of a Bitcoin ETF. VFL is a US digital asset manager’s investment advisory business specialising in actively managed cryptocurrency exchange traded funds. The acquisition was made to enhance and develop the Group’s asset management business in the US, with a clear focus on product innovation and market differentiation.

The details of the business combination is as follows:

(in thousands)
Fair value consideration transferred
Amount settled in cash	$1,023
Fair value of other consideration	266
Total consideration transferred	1,289

Recognised amounts of identifiable net assets
Cash and cash equivalents	27
Trade and other receivables	73
Total current assets	100

Trade and other payables	(481)
Total current liabilities	(481)

Identifiable net assets	(381)

Goodwill on acquisition	$1,670

Consideration transferred settled in cash	$1,023
Cash and cash equivalents acquired	(27)
Net cash outflow on acquisition	$996

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

24. Business combination (cont.)

Expenses of $220 associated with the acquisition of Valkyrie have been recognised in administration expenses.

The goodwill recognised represents the expected future economic benefits arising from the acquired business, including access into the US market and the fee-generating potential of product launches within the US. The goodwill arising from the acquisition is not deductible for income tax purposes and has no impact on the Group’s current or deferred tax positions.

Valkyrie Funds LLC has contributed a loss of $961 to the total comprehensive income of the Group since acquisition.

(b) Acquisition of Circa5000

On December 3, 2024 the Group entered into a Share Purchase Agreement to acquire 100% of Circa5000’s ordinary share capital. The acquisition was made to acquire a regulated entity that enhances the Group’s asset management business through offering its products to a wider audience of consumers under the ICAV registration.

Details of the business combination is as follows:

(in thousands)
Fair value consideration transferred
Amount settled in cash	$96
Total consideration transferred	96

Recognised amounts of identifiable net assets
Intangible asset – regulatory license	96
Cash and cash equivalents	162
Total current assets	258

Trade and other payables	(162)
Total current liabilities	(162)

Identifiable net assets	96

Goodwill on acquisition	$—

Consideration transferred settled in cash	$96
Cash and cash equivalents acquired	(162)
Net cash inflow on acquisition	$(66)

Expenses of $86 associated with the acquisition of Circa5000 have been recognised in administration expenses.

No goodwill was recognised on the acquisition of Circa5000.

Circa5000 has had nil contribution to the total comprehensive income of the group since acquisition.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

25. Interest in Other Entities

(a) Investments in subsidiaries

The Company’s direct subsidiaries which make up the Group as at December 31, 2024 are as follows:

Name	Defined as	Investee Relationship	CSIL’s Ownership %	Jurisdiction	Date of Acquisition
CoinShares XBT Provider AB (publ)	XBTP	Subsidiary	100%	Sweden	September 25, 2017
CoinShares GP II Limited	CSGP2L	Subsidiary	100%	Jersey	September 2, 2018
CoinShares Corporate Services (Jersey) Limited	CSCSJL	Subsidiary	100%	Jersey	June 25, 2018
CoinShares Co	CSCo	Subsidiary	100%	USA	July 1, 2018
CoinShares Employment Services (Jersey) Limited	CSESJL	Subsidiary	100%	Jersey	August 9, 2018
CoinShares Digital Securities Limited	CSDSL	Subsidiary	100%	Jersey	June 30, 2020
CoinShares (Jersey) Limited	CSJL	Subsidiary	100%	Jersey	September 26, 2018
GABI Trading Limited	GTLA	Subsidiary	100%	Hong Kong	February 12, 2019
CoinShares Capital Markets (Jersey) Limited	CSCMJL	Subsidiary	100%	Jersey	June 30, 2019
CoinShares Capital, LLC	CS Cap	Subsidiary	100%	USA	September 18, 2019
CoinShares Capital Markets (UK) Limited	CSCMUKL	Subsidiary	100%	UK	June 30, 2019
CoinShares GP I LLC	CSGPI	Subsidiary	100%	USA	March 20, 2020
CoinShares France	CSF	Subsidiary	100%	France	December 17, 2021
CoinShares Asset Management	CSAM	Subsidiary	100%	France	July 4, 2022
Larks Leaf Asset Management (Jersey) Limited	LLAMJL	Subsidiary	100%	Jersey	February 27, 2023
CoinShares Bitcoin Integrated Strategies Master Fund Limited	BIS Master	Subsidiary	100%	Jersey	February 27, 2023
CoinShares Bitcoin Integrated Strategies Feeder Fund Limited	BIS Feeder	Subsidiary	100%	Jersey	February 27, 2023
CoinShares Ethereum Integrated Strategies Master Fund Limited	EIS Master	Subsidiary	100%	Jersey	April 6, 2023
CoinShares Ethereum Integrated Strategies Feeder Fund Limited	EIS Feeder	Subsidiary	100%	Jersey	April 6, 2023
CoinShares Relative Value Opportunities Master Fund Limited	RVO Master	Subsidiary	100%	Jersey	April 6, 2023

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

25. Interest in Other Entities (cont.)

Name	Defined as	Investee Relationship	CSIL’s Ownership %	Jurisdiction	Date of Acquisition
CoinShares Relative Value Opportunities Feeder Fund Limited	RVO Feeder	Subsidiary	100%	Jersey	April 6, 2023
CoinShares Switzerland AG	CSSAG	Subsidiary	100%	Switzerland	May 24, 2023
CoinShares Bitcoin US Feeder Fund, LP	BIS US Feeder	Subsidiary	100%	USA	June 5, 2023
CoinShares Ethereum US Feeder Fund, LP	EIS US Feeder	Subsidiary	100%	USA	June 5, 2023
CoinShares Relative Value Opportunities US Feeder Fund, LP	RVO US Feeder	Subsidiary	100%	USA	July 27, 2023
CoinShares Bitcoin GP Limited	CS BGPL	Subsidiary	100%	Jersey	November 29, 2023
CoinShares Ethereum GP Limited	CS EGPL	Subsidiary	100%	Jersey	November 29, 2023
CoinShares Relative Value Opportunities GP Limited	CS RVOGPL	Subsidiary	100%	Jersey	November 29, 2023
Valkyrie Funds LLC	VFL	Subsidiary	100%	USA	January 12, 2024
Circa5000 UK Ltd	Circa5000	Subsidiary	100%	Ireland	December 3, 2024

On March 19, 2024 CoinShares (UK) Limited was formally dissolved.

On April 10, 2024 XBT Provider AB (publ) changed its name to CoinShares XBT Provider AB (publ).

As at December 31, 2024, Larks Leaf Asset Management (Jersey) Limited and Circa5000 UK Ltd were in the process of being dissolved, with the latter having applied for strike off on February 3, 2025.

On September 27, 2024, the Group resolved to enter the following entities: CoinShares Ethereum Integrated Strategies Master Fund Limited, CoinShares Ethereum Integrated Strategies Feeder Fund Limited, CoinShares Ethereum Integrated Strategies US Feeder Fund LP, plus the general partner to the US CoinShares Ethereum GP Limited (together “EIS entities”) into liquidation. The EIS entities ceased operations on October 1, 2024. These are expected to be wound up in 2025.

26. Commitments

(a) Guarantee

The Group has issued a guarantee in respect of tracker certificates issued by XBTP.

The obligations arising on XBTP from the certificates are managed by CSCMJL, which collateralises the exposure of these liabilities.

CSCMJL has procured a collateral to cover the obligations of XBTP to the certificate holders by having an identical exposure in digital assets under the terms of the collateral management agreement. At December 31, 2024, CSCMJL recorded a net equity position of US$337,643 (2023: US$255,076).

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

26. Commitments (cont.)

The guarantee could be called in the case of extreme events, such as an operational error, hacking or fraud impacting the collateral provided by CSCMJL which results in CSCMJL’s net equity being insufficient to settle XBTP’s obligations. In the opinion of the directors, there are sufficient controls and processes in place to mitigate such a risk by; (i) holding a float of digital assets at the exchanges which is monitored by the trading team to ensure there is a sufficient balance to deal with any redemption requests, (ii) using controls designed to monitor unusual transactions to mitigate factors for human error, (iii) CSCMJL’s automatic trading system is designed so that exposure to changes in prices of digital assets are matched by changes in value of the obligations towards XBTP, (iv) limiting exposure to currency risk by using US$ as the functional currency and hedging foreign currency exposures by regularly monitoring all foreign currency denominated assets and liabilities, (v) storing the majority of digital assets offline with an institutional custody service and (vi) using a secure algorithmic trading platform hosted on the cloud.

(b) Offsetting financial assets and financial liabilities

	As of December 31,
(in thousands)	2024	2023
DGLD	$193	$2,711
Assets due to third parties	(193)	(2,711)
Total	$—	$—

The Group holds 81.71 DGLD (2023: 1,313 DGLD) on behalf of MKS. The Group does not receive any economic benefit for holding these assets and the risks associated with holding the assets remain with MKS.

The Group does not receive any economic benefit for holding these assets and the risks associated with holding these assets remain with the third party. The directors of the Group have elected to offset these transactions as they judge the inclusion in the consolidated statements of financial position would misrepresent the position of the Group.

27. Cash flow information

(a) Non-cash investing and financing activities

•        acquisition and disposal of right of use assets — Note 21(a)

•        options issued to employees under the equity settled share option plan for no consideration — Note 29(a)

(b) Debt reconciliation

This table sets out the analysis of net debt movements during the years.

	As of December 31,
(in thousands)	2024	2023
Borrowings – Note 19	(24,657)	(29,467)
Lease liabilities – Note 21(b)	(2,992)	(3,779)
Total	$(27,649)	$(33,246)

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

27. Cash flow information (cont.)

Net debt

(in thousands)	Other Borrowings	Lease liabilities	Total
At December 31, 2022	$(26,806)	$(1,620)	$(28,426)
Financing cashflows	77	831	908
New leases	—	(3,750)	(3,750)
Terminated leases	—	864	864
Exchange differences	(2,729)	(104)	(2,833)
Interest expense	(1,104)	(97)	(1,201)
Interest payments presented as operating cash flows	1,095	97	1,192
At December 31, 2023	(29,467)	(3,779)	(33,246)
Financing cashflows	2,770	745	3,515
New leases	—	—	—
Terminated leases	—	—	—
Exchange differences	2,013	44	2,053
Interest expense	(1,067)	(183)	(1,250)
Interest payments presented as operating cash flows	1,094	183	1,277
At December 31, 2024	$(24,657)	$(2,992)	$(27,649)

28. Related Party Transactions

The Group discloses transactions with related parties which are not wholly owned within the same Group. Where appropriate, transactions of a similar nature are aggregated unless, in the opinion of the directors, separate disclosure is necessary to understand the effect of the transactions on the Group consolidated financial statements.

(a) Subsidiaries

Interests in subsidiaries are set out in Note 25(a)

(b) Transactions with key management personnel

	For the Years Ended December 31,
(in thousands)	2024	2023
Short-term employee benefits	$2,376	$1,964
Share-based payment expense	8,624	387
Total	$11,000	$2,351

Mr Daniel Masters is the Group’s Chairman and a shareholder of the Group. During the year, the Group undertook trades on his behalf in various assets equating to $7,901 (2023: $930). As at the year end the Group held nil (2023: $nil) assets owed to Mr Masters. The Group also holds a receivable from Mr Masters and one other person jointly of $37 (2023:$37) in relation to an investment that was transferred using the Group as a broker. Mr Masters also has a holding in CS2LP. As at the end of the year, Mr Masters’s holding is valued at $6,612 (2023: $7,115). Mr Masters is paid remuneration in his role as Chairman of the board as disclosed above and in the remuneration report. As at year end, $13 is payable in regards to this. The Group has also paid amounts on behalf of Mr Masters which is repaid regularly. The Group has paid $2 on his behalf, of which $nil is receivable at the year end.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

28. Related Party Transactions (cont.)

Mr Jean-Marie Mognetti is the Group’s Chief Executive Officer and a shareholder of the Group. During the year the Group undertook trades on his behalf of $273 (2023: $nil). As at the year end the Group held 9.08 BTC valued at $852 (2023: 30,000 AVT ($23)) due to Mr Mognetti. Mr Mognetti is also a director of Tactiques D’Avant-Garde (Jersey) Limited (‘TAG’). During the year the Group undertook trades on behalf of TAG of nil (2023: 6.50 BTC, equating to $192). As at December 31, 2024, $nil (2023: $nil) was outstanding from TAG to the Group.

Mr Richard Nash is a person discharging managerial responsibility and a shareholder of the Group. During the year, the Group undertook trades on his behalf of $151 (2023: $nil). As at the year end, the Group held 3 BTC (2023: 0.3 BTC) on his behalf.

Mr Johan Lundberg is a non-executive director of the Group. During the year the Group undertook trades on his behalf equating to $64 (2023: $180). As at the year end the Group held nil assets (2023: nil) owed to Mr Lundberg.

(c) Transactions with other related parties

CSGP2L, a subsidiary of the Group, acts as General Partner of CS2LP. In this capacity, it receives quarterly an amount of one quarter of two percent of the net asset value of CS2LP. During the year $162 (2023: $160) has accrued for this fee, of which $41 (2023: $40) was outstanding at the year end.

The Group has recognised carried interest in CS2LP as at the year end of $6,124 (2023: $6,912) which is held as an investment. The Group also settled expenditure on behalf of CS2LP of $nil (2023: $3) of which $nil (2023: $nil) is outstanding at the year end.

The Group has an investment in Komainu Holdings Limited of 12.14% (‘KHL’) of which Mr Jean-Marie Mognetti is a director and shareholder. The Group has settled expenditure on behalf of KHL in the year of $nil (2023: $8) of which $nil (2023: $nil) remains outstanding at year end. The Group has a recharge agreement with KHL which allows for use of office facilities $155 (2023: $166) has been charged for the year of which $14 (2023: $14) is outstanding at the year end.

Komainu (Jersey) Limited (‘KJL’), a wholly owned subsidiary of KHL provides custodial services to the Group. During the year, the Group paid fees to KJL of $3,657 (2023: $988) of which $436 (2023: $152) was outstanding at the year end. In the prior year the Group also settled transactions on behalf of KJL which had fees retained that are required to be returned to KJL. Fees of $14 have been returned, of which $nil is outstanding at the year end. The Group had a service agreement with KJL which allows for support regarding staking and operations $nil (2023: $7) has been charged for the year. The full amount invoiced in 2023 of $20 was been written off at the end of 2023 leaving a balance of $nil outstanding. An additional amount was also been charged in relation to a staff cost of $nil (2023: $9) of which $nil (2023: $9) is outstanding at year end.

GTSA is an investee company of the Group. The Group has settled expenditure on behalf of GTSA in the year of $2 (2023: $nil) of which $nil (2023: $nil) remains outstanding at year end.

On January 10, 2023 the Group agreed to enter into block transactions with two shareholders to acquire 196,654 ordinary shares in the capital of the Company, at a price per share equal to SEK 24 resulting in total consideration of SEK 4,720 ($465). Of these, 75,000 shares were acquired from a person discharging managerial responsibility, and 121,654 shares were acquired from an entity affiliated with the Group. The transaction was completed on January 13, 2023.

On February 28, 2023 the Group agreed to enter into a block transaction with a shareholder, who is also a person discharging managerial responsibility, to acquire 50,000 ordinary shares in the capital of the Company, at a price per share equal to SEK 33 resulting in total consideration of SEK 1,650 ($163). The transaction was completed on March 10, 2023.

On March 24, 2023 the Group agreed to enter into a block transaction with a shareholder to acquire 160,000 ordinary shares in the capital of the Company, at a price per share equal to SEK 29 resulting in total consideration of SEK 4,640 ($444). The transaction was completed on March 31, 2023.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

28. Related Party Transactions (cont.)

On May 26, 2023 the Group agreed to enter into a block transaction with a shareholder, who is also a Director, to acquire 358,783 ordinary shares in the capital of the Company, at a price per share equal to SEK 30 resulting in total consideration of SEK 10,805 ($993). The transaction was completed on June 14, 2023.

29. Share based payments

(a) Group share option plan

The establishment of the employee incentive share plan was approved by the board on October 16, 2020. The employee incentive share plan is designed to provide long-term incentives for employees and managers to deliver long-term shareholder returns. Under the plan, participants are granted options which only vest if certain performance criteria are met. Participation in the plan is at the board’s discretion, and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

The Group’s share option plan was initially classed as equity settled due to the terms of the Group’s option plan. However, during 2024, following a number of instances of cash settlement of options, a constructive obligation was created which has resulted in the reclassification of the plan from equity settled during 2023, to cash settled during 2024.

Performance-based options:

The performance-based options issued by the Group vested when indicators of Group performance met criteria defined in the options certificate. External indicators include growing firmwide AUM, increasing the number of ETP certificates in issue and the customer count. Internal metrics such as measures of team performance are also used to track if the vesting criteria are being met.

The options have an exercisable period of 10 years from the date of the grant of the option.

Time-based options:

There are two separate options in issue. Some of the time-based options in issue by the Group have a vesting period of between 2-3 years from the issue date and expire 10 years from the grant date. Other options issued in March 2021, vested on a quarterly basis, over 8 equal tranches, in a two-year period.

(b) Share option liquidation scheme

Share options were repurchased from employees during the year under a scheme operated to allow the voluntary early liquidation of vested share options. 48,409 (2023: 10,446) options were liquidated during the period for a total consideration of $51 (2023: $11) (Note 22(a)).

(c) Performance-Based Options

	For the Years Ended December 31,
	2024		2023
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding at January 1	1,149,995	$1.82	1,773,600	$1.73
Forfeited	—	—	(623,605)	$1.78
Exercised	(30,000)	1.83
Closing	1,119,995	$1.79	1,149,995	$1.82
Outstanding at December 31	1,119,995		1,149,995

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

29. Share based payments (cont.)

(d) Time-Based Options

	For the Years Ended December 31,
	2024		2023
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding at January 1	2,537,949	$4.95	2,202,857	$5.24
Granted	115,000	4.75	448,000	2.09
Forfeited	(284,820)	6.60	(96,983)	2.28
Exercised	(192,217)	2.07	(5,479)	1.78
Liquidated	(48,409)	3.71	(10,446)	1.78
Outstanding at December 31	2,127,503	3.42	2,537,949	4.95
Exercisable at December 31	1,145,477		1,129,445

192,217 time based options (2023: 5,479 options) were exercised during the year for an aggregate settlement of $397 (2023: $10).

30,000 performance based options (2023: nil options) were exercised during the year for an aggregate settlement of $55 (2023: $nil).

448,000 time based share options were granted on March 20, 2023. The fair value of the options granted is $2,747 of which $884 has been expensed in addition to $196 for employee related taxes.

115,000 time based share options were granted on March 20, 2024. The fair value of the options granted is $667 of which $109 has been expensed in addition to $17 for employee related taxes.

48,409 (2023: 10,446 options) time based share options were liquidated during the period, for a total consideration of $51 (2023: $11).

The options outstanding at December 31, 2024 had a weighted average exercise price of $3.51 (2023: $3.97) and a weighted average remaining contractual life of 6.1 years (2023: 7.4 years).

	Exercise price
Grant date	SEK	($)
March 2024	50.40	$4.66

(e) Valuation of options 2023 (equity settled)

The fair value of the options issued during the year was calculated using the Black-Scholes methodology at the grant date. The method takes into account the exercise price, the term of the option, the share price at the grant date, the expected volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the option and the correlations and volatilities of peer group companies.

The inputs into the model for time based options are as follows:

2023
Share price at reporting date	$2.80
Weighted average exercise price ($)	2.80
Expected volatility	71%
Expected life (years)	3.00
Risk-free rate	3.25%
Expected dividend yields	0.00%

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

29. Share based payments (cont.)

Expected volatility was estimated by taking the annualized historical volatility of the Groups share price, over a period equal to the option term. The value is assessed against comparable companies at the grant date.

The total share-based payment expenses for 2024 are $217, and 2023 are $1,261. All amounts are equity settled and there are no liabilities in relation to share-based payment transactions outstanding at the 2023 reporting date.

(f) Valuation of options 2024 (cash settled)

Following the establishment of a constructive obligation to cash settle the Group’s share option awards in 2024, the Group has recognised a liability within other current liabilities of $18,474. The fair value of this liability is remeasured at each reporting date with any changes in fair value recognised in profit and or loss.

The fair value of the liability at each reporting date has been determined using a binomial option-pricing model, with the key inputs into the model as follows:

2024
Share price at reporting date	$7.81
Weighted average exercise price ($)	3.59
Expected volatility	77%
Average option life (years)	6.01
Risk-free rate	4.39%
Expected dividend yields	2.20%

Expected volatility was estimated using the Group’s historical share price volatility and the risk free rate was taken from the UK bond yield curve, over a period consistent with the term of the options. The binomial model incorporates assumptions regarding early exercise behaviour and assumes a consistent dividend yield throughout the options life.

The movement/recognition of the liability in 2024 is as follows:

	2024
	Share option reserve	Share option liability
Opening balance	$5,505	$—
Transfer from equity following liability recognition	(5,693)	5,693
Cash settled option expense	—	12,966
Equity settled option expense	304	—
Share options exercised	(54)	(739)
Share options cancelled	(14)	(136)
Effects of currency translation	(48)	(199)
Total	—	17,585
Social security payable	—	2,094
Total liability	—	19,679

The liability is presented in the statement of financial position as current or non-current depending on the expected timing of settlement:

	As of December 31,
(in thousands)	2024	2023
Current portion of the share option liability	$18,474	$—
Non-current portion of the share option liability	1,206	—
Total	$19,680	$—

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

29. Share based payments (cont.)

The expense recognised in the consolidated statement of profit or loss during the year in respect of the cash settled share-based payment plan was $14,246 (2023: $nil).

Total expense recognised in the consolidated statement of profit or loss during the year in respect of the share-based payment plan was $14,463 (2023: $1,261).

30. Earnings Per Share

As more fully disclosed in Note 29, share options were issued during previous years, which have had a dilutive effect. The Group made a loss in both years, therefore the share options are antidilutive and have not been included in the calculation of diluted earnings per share.

The calculation of the basic and diluted earnings per share is based on the following data:

	For the Years Ended December 31,
(in thousands)	2024	2023
Earnings
Earnings for the purposes of basic earnings per share being loss for the year of the Company	$(2,285,294)	$(56,013)
Earnings for the purposes of diluted earnings per share	$(2,285,294)	$(56,013)
	For the Years Ended December 31,
	2024	2023
Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	66,543,318	67,282,937
Weighted effect of dilutive potential ordinary shares: Share options	3,677,235	3,976,312
Weighted average number of ordinary shares for the purposes of diluted earnings per share	70,220,553	71,259,249

Basic earnings per share	$(34.34)	$(0.83)
Diluted earnings per share	$(34.34)	$(0.83)

31. Events occurring after the reporting period

On February 24, 2025, the Group confirmed that it held no exposure to the Bybit Exchange.

On February 25, 2025, the Group reported another block transaction executed by a shareholder, whereby the Group repurchased from the selling shareholder a total of 200,000 ordinary shares at a price per share equal to SEK75.00 resulting in total consideration of SEK 15,000.

On March 5, 2025, the Group reported a block transaction executed by a shareholder, whereby the Group repurchased from the selling shareholder a total of 200,000 ordinary shares at a price per share equal to SEK 74.75 resulting in total consideration of SEK 14,950.

On March 19, 2025, the Group reported another block transaction executed by a shareholder, whereby the Group repurchased from the selling shareholder a total of 200,000 ordinary shares at a price per share equal to SEK 73.00 resulting in total consideration of SEK 14,600.

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

31. Events occurring after the reporting period (cont.)

On March 25, 2025, the Group announced its selection as one of the two providers for BourseBank’s new cryptocurrency exchange-traded product (ETP) offering. The Group is providing five of the six products featured in BourseBank’s initiative.

On April 2, 2025, the Group announced it had resolved to declare and pay a dividend for the year ended December 31, 2024 of GBP 20,000 in four equal instalments.

On April 9, 2025, the Group announced the departure of Frank Spiteri, Head of Asset Management, and member of the Executive Committee, from the Group.

On May 12, 2025, the board resolved to re-denominate the dividend in USD due to the change in the Group’s functional currency. The amount denominated in USD is $25,091 (using the closing rate at which the Group’s consolidated financial statements were converted). Each subsequent tranche paid in respect of 2024 will be $6,147 with $6,650 having already been distributed on May 6, 2025.

On May 22, 2025, the Group reported another block transaction executed by a shareholder, whereby the Group repurchased from the selling shareholder a total of 200,000 ordinary shares at a price per share equal to SEK 98 resulting in total consideration of SEK 19,600.

On July 3, 2025, the Group paid the Tranche 2 2024 dividend of $6,147.

On September 8, 2025, Vine Hill Capital Investment Corp., a special purpose acquisition company which is publicly traded on the Nasdaq Stock Market (“Vine Hill” or the “SPAC”) and CoinShares entered into a business combination agreement (the “Business Combination Agreement”) pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement, (i) one day prior to the closing date (as defined within the Business Combination Agreement), Vine Hill will be merged with and into the SPAC Merger Sub, a wholly owned subsidiary of the Company, with the SPAC Merger Sub surviving the merger and the shareholders of Vine Hill receiving, as of prior to the Business Combination, Holdco Ordinary Shares as Vine Hill Merger Consideration (merger of Vine Hill and SPAC Merger Sub referred to as the “SPAC Merger”), (ii) after the SPAC Merger, on the closing date, SPAC Merger Sub shall acquire CoinShares by the way of a court sanctioned scheme of arrangement under Jersey law (including Jersey Companies Law) pursuant to which all the shares in CoinShares will be exchanged for voting shares in Holdco, with SPAC Merger Sub being the direct sole shareholder of CoinShares (the “Scheme of Arrangement” and, together with the SPAC Merger, the “Mergers”), and (iii) after the Mergers, the SPAC Merger Sub shall distribute any remaining cash in the trust account of Vine Hill which holds the net proceeds of the Vine Hill IPO and the sale of the private placement shares, together with interest earned thereon, less amounts released to remit tax payable obligations and up to $100,000 of any remaining interest for dissolution expenses (“Trust Account”) to the Company and be liquidated. As a result of the transactions contemplated by the Business Combination Agreement, SPAC and CoinShares will become wholly-owned subsidiaries of Holdco. The consummation of the Business Combination is conditioned upon the satisfaction or written waiver (where permissible) by the parties to the Business Combination Agreement of certain customary closing conditions. These conditions include, among other things: (i) approval by Vine Hill shareholders of the Condition Precedent Proposals; (ii) approval by CoinShares shareholders of the Scheme of Arrangement; (iii) receipt of certain specified regulatory approvals, including, without limitation, expiration or termination of any waiting period under the Hart-Scott-Rodino Act; (iv) consummation of the Business Combination not being prohibited or enjoined by any order, rule, regulation or other applicable law; (v) absence of any secured creditors of Vine Hill; (vi) Holdco Ordinary Shares having been approved for listing on Nasdaq (or any other public stock market or exchange in the United States as may be agreed by CoinShares and Vine Hill), subject to official notice of issuance thereof; (vii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part in accordance with the Securities Act and absence of any stop order issued by the SEC which remains in effect with respect to the registration statement of which this proxy statement/prospectus forms a part; and (viii) the Royal Court of Jersey sanctioning the Scheme of Arrangement and the submission by CoinShares of the court’s order to the Registrar of Companies of Jersey. Pursuant to the closing of the Business Combination, (a) each then issued and outstanding Vine Hill Class B Share (but excluding the 2,933,334 Vine Hill Class B Ordinary Shares irrevocably

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

31. Events occurring after the reporting period (cont.)

forfeited and surrendered by Vine Hill Capital Sponsor I LLC (the “Sponsor”) to Vine Hill will be exchanged, on a one-for-one basis, for a Vine Hill Class A Share; (b) each Private Placement Warrant issued to Sponsor will be forfeited to Vine Hill for no consideration and cancelled; (c) to the extent any Vine Hill Units remain outstanding and unseparated, the Vine Hill Class A Shares and Public Warrants comprising each such issued and outstanding Vine Hill Unit shall be automatically separated and the holder of each Vine Hill Unit shall be deemed to hold one Vine Hill Class A Share and one-half of one (1/2) Public Warrant, with any fractional Public Warrants rounded down to the nearest whole Public Warrant; (d) for any Vine Hill Class A Shares that are redeemed in connection with the Business Combination, Vine Hill shall cause each such Vine Hill Class A Share that was initially sold in Vine Hill’s initial public offering to be cancelled and therefore represent the right to receive a pro rata share of the aggregate amount payable with respect to all redemptions of the Vine Hill Class A Shares; (e) for any Vine Hill Class A Shares that are not redeemed in connection with the Business Combination, each such Vine Hill Class A Share shall be converted into one validly issued, fully paid and non-assessable Holdco Ordinary Share; (f) all Vine Hill shares that are owned by Vine Hill, or any wholly-owned subsidiary of Vine Hill shall be cancelled, and no other consideration shall be delivered or deliverable in exchange therefor; (g) each ordinary share of SPAC Merger Sub that is issued and outstanding shall be converted into one ordinary share of Holdco which shall constitute the only outstanding share capital of the Holdco; (h) Vine Hill shares that are issued and that are held by Vine Hill Shareholders who shall have demanded properly in writing dissenters’ rights for such Vine Hill Shares shall be automatically cancelled and cease to exist and shall thereafter represent only the right to be paid by Vine Hill the fair value of such Vine Hill Shares and shall not be converted into the applicable SPAC Merger Consideration; and (i) each Public Warrant that is outstanding and unexercised shall be converted into and become a warrant to purchase one Holdco Ordinary Share, and Holdco shall assume each such Public Warrant in accordance with its terms. The SPAC Merger will become effective at such time as the SPAC Plan of Merger is duly registered by the Cayman Registrar or at such later date or time as is agreed between the Company and SPAC and specified in the SPAC Plan of Merger pursuant to the Cayman Companies Act (the “SPAC Effective Time”). At the SPAC Effective Time, each Public Warrant that is outstanding and unexercised immediately prior to the SPAC Effective Time shall be converted into and become a warrant to purchase one Holdco Ordinary Share, and Holdco shall assume each such Public Warrant in accordance with its terms. All rights with respect to Vine Hill Class A Shares under Public Warrants assumed by Holdco shall thereupon be converted into rights with respect to Holdco Ordinary Shares. Accordingly, (i) each Holdco Public Warrant may be exercised solely for Holdco Ordinary Shares, (ii) the number of Holdco Ordinary Shares subject to each Holdco Public Warrant shall be equal to the number of Vine Hill Class A Shares that were subject to such Public Warrant, as in effect immediately prior to the SPAC Effective Time, (iii) the per share exercise price for the Holdco Ordinary Shares issuable upon exercise of each Holdco Public Warrant shall be equal to the per share exercise price of Vine Hill Class A Shares subject to such Public Warrant as in effect immediately prior to the SPAC Effective Time, and (iv) any restriction on the exercise of any Holdco Public Warrant shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Public Warrant shall otherwise remained unchanged. All CoinShares Shares that are owned by CoinShares or any wholly-owned subsidiary of CoinShares shall be deemed to have been transferred to the SPAC Merger Sub and no consideration shall be delivered or deliverable in exchange; each CoinShares Share issued and outstanding will be exchanged for the number of Holdco Ordinary Shares equal to the quotient obtained by dividing (a) the $1.2 billion divided by the CoinShares Shares issued and outstanding immediately prior to the effective time of the Scheme of Arrangement (other than the PIPE shares) and CoinShares Shares that, immediately prior to the effective time of the Scheme of Arrangement, would be issued if CoinShares Options, whether vested or unvested, were net settled by withholding CoinShares Shares upon exercise (the “Equity Value Per Share”) by (b) $10.00 (the “Equity Exchange Ratio”). All of the CoinShares Options outstanding that are vested (the “Vested CoinShares Options”) will automatically be cancelled and converted into a right to receive an amount in cash equal to the product of (i) the excess, if any, of (A) the equity value per share over (B) the exercise price per share of such Vested CoinShares Option, and (ii) the number of CoinShares Shares underlying such Vested CoinShares Option. All of the CoinShares Options outstanding that have not vested (the “Unvested CoinShares Options”) will automatically be assumed by Holdco, and each such Unvested CoinShares Option shall be converted into an option to purchase Holdco Ordinary Shares (each, a “Converted Option”). Each Converted Option shall be exercisable for that number of Holdco Ordinary Shares equal to the product (rounded down to the nearest whole number) of (A) the number of CoinShares Shares subject to the Unvested CoinShares Option

CoinShares International Limited
Notes to Consolidated Financial Statements for the two years ended
December 31, 2024 and 2023

31. Events occurring after the reporting period (cont.)

multiplied by (B) the Equity Exchange Ratio. The per share exercise price of each Holdco Ordinary Share issuable upon exercise of the Converted Option shall be equal to the quotient obtained by dividing (A) the exercise price per CoinShares Share of such CoinShares Option by (B) the Equity Exchange Ratio (rounded up to the nearest cent).

CoinShares will be treated as the “acquirer” in the Merger and SPAC will be treated as the “acquiree” for financial reporting purposes given that CoinShares’ operations will comprise the operations of Holdco, CoinShares’ executive management will be the executive management of Holdco, CoinShares’ existing shareholders will be the largest shareholder group of Holdco, and CoinShares is paying a premium for the combined company’s shares. Under this method of accounting, the net assets of CoinShares will be stated at historical cost, with no goodwill or other intangible assets recorded. Since SPAC is the deemed acquiree, the transaction is not within the scope of IFRS 3, Business Combinations (“IFRS 3”) as SPAC does not meet the definition of a business in accordance with IFRS 3. Given the substance of the transaction, the transaction will be accounted for as a share-based payment transaction within the scope of IFRS 2, Share-based Payment (“IFRS 2”) as it relates to the stock exchange listing service received and under other relevant standards for cash acquired, assumption of warrants or other assets acquired and liabilities assumed.

Additionally, on September 8, 2025, in connection with the above described transaction, CoinShares and the Company entered into a Subscription Agreement with Alyeska Master Fund, L.P. (the “Subscriber”). Pursuant to the Subscription Agreement, the Subscriber agrees to subscribe for and purchase 5,000,000 Holdco Ordinary Shares (the “Subscription Shares”) for a total purchase price of $50,000. Additionally, in consideration of the Subscriber’s execution and delivery of the Subscription Agreement, CoinShares agrees to issue to the Subscriber 1,666,667 Holdco Ordinary Shares (the “Commitment Shares”). (Such investment is referred to “as the PIPE Investment.”) The obligations of CoinShares to consummate the PIPE Investment are further subject to additional conditions, including, among other things: (i) the truth and accuracy of the representations and warranties of the Subscriber, subject to customary bring-down standards; (ii) material compliance by the Subscriber with their agreements and covenants under the Subscription Agreement; (iii) receipt of the CoinShares Shareholder Approval; and (iv) the transactions contemplated by the Business Combination Agreement shall be scheduled to occur promptly after the consummation of the PIPE Investment.

The obligations of the Subscriber to consummate the PIPE Investment are further subject to additional conditions, including, among other things: (i) the truth and accuracy of the representations and warranties of CoinShares in the Subscription Agreement, subject to customary bring-down standards; (ii) material compliance by CoinShares with its agreements and covenants under the Subscription Agreement; (iii) receipt of the CoinShares Shareholder Approval; and (iv) the transactions contemplated by the Business Combination Agreement shall be scheduled to occur promptly after the consummation of the PIPE Investment.

On October 1, 2025 the Group announced the proposed strategic acquisition of 100% of Bastion Asset Management Limited (Bastion), a London-based, UK Financial Conduct Authority (FCA) regulated crypto-focused alternative investment manager. This acquisition aims to strengthen the actively managed digital asset capabilities of the Group. The terms of the acquisition require certain pre-completion actions to be taken, including steps to be taken in connection with the submission of an FCA application for change in control. The purchase price for the transaction is US$ 4.5 million. Completion deliverables include the delivery of documents and records required to transfer ownership of Bastion to CoinShares. Completion is expected to occur during the course of the first quarter of 2026.

CoinShares International Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
(USD in thousands, except per share information)

	Note	For the six months ended June 30,
		2025 Restated	2024 Restated
		(Unaudited)	(Unaudited)
Management fees	11	$59,613	$53,097
Other revenue	11	20,519	22,808
Cost of sales	13	(8,787)	(6,769)
Gross profit		71,345	69,136

Administrative expenses	14	(16,700)	(27,594)
Reversal of valuation loss on digital assets		—	23,898
Gain/(loss) on certificate liabilities		137,403	(1,362,261)
Other operating gains through profit and loss	15	303,409	145,471
Operating profit/(loss)		495,457	(1,151,350)

Exceptional income	12	—	36,410
Fair value gain on investments through profit or loss		49	1
Loss on associates		—	(73)
Finance income		476	5,747
Finance costs		(3,054)	(6,911)
Profit/(loss) before tax		492,928	(1,116,176)
Income taxes		(657)	(575)
Profit/(loss) for the period		$492,271	$(1,116,751)

Other comprehensive income
Fair value (loss)/gain on digital assets through other comprehensive income(2)		(435,107)	1,208,507
Exchange differences on translation of foreign operations(1)		1,544	2,305
		(433,563)	1,210,812
Fair value gain on financial assets through other comprehensive income(2)		370	265
		370	265
Total other comprehensive (loss)/income		(433,193)	1,211,077
Total comprehensive income		59,078	94,326

Earnings/(loss) per share

Basic	23	$7.51	$(16.79)
Diluted	23	$7.27	$(16.79)

____________

(1)      Items that may be reclassified subsequently to profit or loss.

(2)      Items that will not be reclassified subsequently to profit or loss.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CoinShares International Limited
Unaudited Condensed Consolidated Statements of Financial Position
(USD in thousands)

	Note	June 30, 2025 Restated	December 31, 2024 Restated
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment		$2,896	$3,019
Goodwill	17	2,820	2,819
Other intangible assets	17	12,082	11,113
Investments	18	25,598	25,089
Trade and other receivables		1,283	1,577
Other non-current assets		1,052	1,122
		45,731	44,739
Current assets
Cash and cash equivalents		73,235	24,915
Digital assets	16	4,449,319	4,550,511
Other current assets	19	208,337	201,595
Digital asset ETPs	19	1,399,913	1,195,167
Trade and other receivables	19	5,076	3,735
		6,135,880	5,975,923
Total assets		6,181,611	6,020,662

LIABILITIES
Current liabilities
XBT Certificate Liabilities	20	(3,467,370)	(3,748,081)
XBT CS Physical Certificate Liabilities	20	(650)	—
CS Physical Certificate Liabilities	20	(1,904,792)	(1,485,879)
Amounts due to brokers		(128,449)	(99,124)
Trade and other payables	21	(11,632)	(13,202)
Other current liabilities	21	(238,660)	(271,212)
Current lease liabilities		(846)	(732)
Current tax liabilities		(251)	(115)
		(5,752,650)	(5,618,345)
Net current assets		383,230	357,578

Non-current liabilities
Non-current lease liabilities		(2,027)	(2,259)
Other non-current liabilities		(476)	(1,206)
Non-current loans		(27,857)	(24,657)
		(30,360)	(28,122)
Total liabilities		(5,783,010)	(5,646,467)
Net assets		$398,601	$374,195

Share capital	22	$44	$44
Share premium	22	41,458	41,458
Other reserves		1,488,266	1,930,658
Accumulated deficit		(1,131,167)	(1,597,965)
Total equity		$398,601	$374,195

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CoinShares International Limited
Unaudited Condensed Consolidated Statements of Changes in Equity
(USD in thousands)

	Share Capital	Share Premium	Other Reserves	Retained Earnings/ (Accumulated Deficit)	Total equity
Balance at January 1, 2024	$45	$42,067	$120,551	$116,773	$279,436
Loss for the period	—	—	—	(1,116,751)	(1,116,751)
Other comprehensive income for the period	—	—	1,210,812	265	1,211,077
Total comprehensive income	—	—	1,210,812	(1,116,486)	94,326

Share buybacks	—	—	(340)	—	(340)
Share based payments	—	—	304	—	304
Share cancellations	—	(206)	1,219	(1,026)	(13)
Share options exercised	—	—	230	(9)	221
Transfer of option reserve	—	—	(5,693)	—	(5,693)
Dividends declared	—	—	—	(11,700)	(11,700)
Total transactions with owners recognised in equity	—	(206)	(4,280)	(12,735)	(17,221)

Foreign currency translation	—	—	(2,117)	—	(2,117)
Transfer of revaluation reserve upon disposal of digital assets	—	—	(322,762)	322,762	—
Total other changes in equity	—	—	(324,879)	322,762	(2,117)

Balance at June 30, 2024 (Unaudited) – restated	$45	$41,861	$1,002,204	$(689,686)	$354,424

Balance at January 1, 2025 – restated	$44	$41,458	$1,930,658	$(1,597,965)	$374,195
Profit for the period	—	—	—	492,271	492,271
Other comprehensive loss for the period	—	—	(433,563)	370	(433,193)
Total comprehensive income	—	—	(433,563)	492,641	59,078

Share buybacks	—	—	(10,617)	—	(10,617)
Share options exercised	—	—	1,788	—	1,788
Dividends declared	—	—	—	(25,843)	(25,843)
Total transactions with owners recognised in equity	—	—	(8,829)	(25,843)	(34,672)

Balance at June 30, 2025 (Unaudited) – restated	$44	$41,458	$1,488,266	$(1,131,167)	$398,601

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CoinShares International Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(USD in thousands)

		For the six months ended June 30,
	Note	2025 Restated	2024 Restated
		(Unaudited)	(Unaudited)
Cash flows from operating activities
Profit/(loss) for the period		$492,271	$(1,116,751)
Adjustments for:
Reversal of valuation loss on digital assets		—	(23,898)
(Gain)/loss on certificate liabilities		(137,403)	1,362,261
Depreciation and amortization		1,409	1,705
Expected credit loss provision	14	(270)	—
Share-based payment (income)/expense	14	(1,130)	7,479
Net finance costs		2,578	1,164
Income taxes		657	575
Other operating gains through profit and loss	15	(303,409)	(145,471)
(Gain)/loss on investments and associates		(49)	73
Non-cash management fees	11	(57,181)	(51,232)
Non-cash other revenue		(15,127)	(21,097)
Non-cash trading expenses		50	100
Dividend income		(62)	—
		(17,666)	14,908
Changes in working capital:
Increase in trade receivables and other assets		(47,939)	(377,115)
Increase in trade payables and other liabilities		2,785	13,169
		(62,820)	(349,038)
Change in digital assets and certificate liabilities:
Net sales/(purchases) of digital assets		428,556	705,470
Net redemptions of XBT certificate liabilities		(278,186)	(365,817)
Cash generated from/(used in) operations		87,550	(9,385)

Finance income received		458	5,742
Finance costs paid		(2,967)	(6,463)
Cash payments for the interest portion of lease liabilities		(78)	(75)
Income taxes paid		(491)	217
Increase on net amount due to brokers		27,976	71,321
Net cash flow generated from/(used in) operating activities		112,448	61,357

Cash flows from investing activities
Net purchases of other intangible assets		(933)	(697)
Acquisition of subsidiaries		—	(424)
Disposal of other investments through profit and loss		—	5,115
Net purchases of property, plant and equipment		(196)	(96)
Dividend received		62	—
Net cash (used in)/generated from investing activities		(1,067)	3,898

CoinShares International Limited
Unaudited Condensed Consolidated Statements of Cash Flows — (Continued)
(USD in thousands)

		For the six months ended June 30,
	Note	2025 Restated	2024 Restated
		(Unaudited)	(Unaudited)
Cash flows from financing activities
Issue of fund units		—	316
Repayment of lease liabilities		(387)	(378)
Share option liquidations		(5,295)	195
Share buybacks	22	(10,617)	(340)
Dividend paid		(12,799)	(5,850)
Net cash (used in)/generated from financing activities		(29,098)	(6,057)
Net increase in cash and cash equivalents		82,283	59,198

Cash and cash equivalents
At the beginning of the period		24,915	32,475
Effects of currency translation on cash and cash equivalents		(33,963)	6,229
At the end of the period		73,235	97,902

Cash and cash equivalents comprise
Cash at bank		47,193	44,617
Amounts due from brokers		23,168	44,567
Amounts due from exchanges		2,874	8,718
At the end of the period		73,235	97,902

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CoinShares International Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. General information and material accounting policies

CoinShares International Limited (the ‘Company’) and its subsidiaries (together the ‘Group’) operate in Jersey, Channel Islands. The Group’s principal activity is providing customers with exposure to the digital asset ecosystem through a range of financial products and services.

The principal activity of the Company is to act as the parent entity of the Group. In this capacity, the Company provides strategic direction, governance, and oversight to its subsidiaries. While the Company undertakes certain operational activities from time to time, including investment-related transactions, financing activities, and the payment of expenses, these activities are ancillary to its primary role as the parent company of the Group.

2. Significant events and transactions during the period

During the six months ended June 30, 2024, Exceptional income of $36,410 was generated through the sale of the Group’s FTX claim over assets that were held on the exchange at the point of its bankruptcy in 2022. These assets were fully written off by the Group in 2022. The sale of the claim represented a recovery rate of approximately 116%.

During the six months ended June 30, 2024, the Group recognised a loss on certificate liabilities of $1,362,261 due to significant increases in digital asset prices increasing the value of the Group’s AUM. This has contributed to in a loss for the period of $1,116,751 as the vast majority of the corresponding increase seen in the Group’s digital assets of $1,208,507 is recognised within other comprehensive income.

During the six months ended June 30, 2025, the Group recognised profit for the period of $492,271 due to a combination of gains on certificate liabilities and other operating gains through profit and loss. The corresponding decrease seen in the Group’s digital assets of $435,107 is recognised within other comprehensive income, reversing gains previously recognised in other comprehensive income in prior periods. The Group declared a dividend in the amount of $25.8 million in April 2025, of which dividends paid of $12.8 million occurred in the period ended June 30, 2025.

As of January 1, 2025, the Company determined that its functional currency had changed from GBP to USD. Refer to note 6 for further information.

3. Basis of preparation

The unaudited condensed consolidated interim financial statements of the Group as of June 30, 2025 and for the six months ended June 30, 2025 and June 30, 2024 have been prepared in accordance with and in compliance with International Accounting Standard 34 (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB have been condensed or omitted.

These unaudited condensed consolidated interim financial statements have been prepared on the same basis and by applying the same accounting policies as those applied in the annual financial statements as of and for each of the years ended December 31, 2024 and 2023 included in the Registration Statement, except as discussed in note 6. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Group’s annual consolidated financial statements as of and for each of the years ended December 31, 2024 and 2023, and accompanying notes, which have been prepared in accordance with IFRS as issued by the IASB.

All amounts are presented in thousands of U.S. dollars ($’000) unless otherwise stated.

4. New and revised IFRS Standards in issue

New IFRS standards and amendments issued but not yet effective have been reviewed and are not expected to have a material impact on the Group’s interim or annual financial statements.

CoinShares International Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

5. Significant accounting policies

5.1 Restatements of previously issued financial statements

The Board of Directors, Audit Committee and the Company’s current management team have concluded that the Company would restate its historical interim financial statements in respect of the periods ended June 30, 2025 and 2024 (collectively, the “Interim Restatement Periods”). The management of Coinshares has re-assessed its accounting policies as well as the presentation and accounting for certain transactions in the consolidated financial statements and has concluded that it was necessary to restate the previously issued consolidated financial statements for the correction of errors and certain other reclassifications in accordance with IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors.

The 2025 and 2024 condensed consolidated interim financial statements are being restated for the correction or reclassification of the following items:

i.       Correcting the accounting for digital assets (see restatement note below)

ii.      Correcting the accounting for share-based payment transactions (see restatement note below)

iii.     Correcting the accounting for investment in associates (see restatement note below)

(i) Background and nature of restatement — digital assets

The Group has reassessed the classification and accounting treatment of its digital assets and related certificate liabilities. Previously, digital assets held by the Group were classified either as inventory under IAS 2 Inventories or as intangible assets under IAS 38 Intangible Assets. A hedge accounting relationship had been designated for those digital assets classified as intangible assets, whereby movements in fair value were offset against changes in the fair value of the CoinShares Physical certificate liability, which had been classified as a financial liability.

Following reassessment, the certificate liability has been reclassified as it is predominantly settled in digital assets and therefore does not meet the definition of a financial liability under IFRS 9. Consequently, the related hedge accounting relationship has been removed.

In addition, the Group re-assessed its application of Digital Assets as inventory under IAS 2. The broker-dealer classification previously relied upon for treating these digital assets as inventory has been identified as an error. As a result, all digital assets are now classified as intangible assets and accounted for under the revaluation model in accordance with IAS 38.

Impact of the restatement

The restatement results in the majority of digital asset price movements being recognised in Other Comprehensive Income (OCI) rather than in profit or loss. Gains on digital assets previously recognised as “Fair value gains on digital assets at FVTPL” are now presented as “Fair value gains on digital assets through OCI”.

Prior to restatement, realised gains arising from the disposal or derecognition of digital assets were recorded within the fair value movement on digital assets and subsequently recognised within the Group’s retained earnings. In accordance with IAS 38, once gains on digital assets become realised on disposal or derecognition, the associated balance within the revaluation reserve must be transferred directly to retained earnings. Accordingly, the Group has restated its comparative information to reclassify the realised portion on disposal or derecognition of Digital Assets from the revaluation reserve to retained earnings.

For the six months ended June 30, 2025, losses of $435,107 (June 30, 2024: gains of $1,208,507) have been reclassified from profit or loss to OCI. Importantly, the restatement does not affect the Group’s total comprehensive income, assets, liabilities, or equity.

CoinShares International Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

5. Significant accounting policies (cont.)

Quantitative impact

The following table summarises the reclassification effect for June 30, 2025:

(in thousands)	As previously reported	Restatement adjustment	As restated
June 30, 2025
Line item
Statement of Comprehensive Income
Fair value gains on digital assets at FVTPL (P&L)*	$(435,107)	$435,107	$—
Fair value gains on digital assets through OCI	$—	$(435,107)	$(435,107)
Statement of Financial Position
Digital assets held as inventory	$2,543,877	$(2,543,877)	$—
Digital assets held for collateral purposes	$1,905,442	$(1,905,442)	$—
Digital assets	$—	$4,449,319	$4,449,319

____________

*        This has been renamed in the financial statements to “Reversal of valuation loss on digital assets”

The following table summarises the reclassification effect for June 30, 2024:

(in thousands)	As previously reported	Restatement adjustment	As restated
June 30, 2024
Line item
Statement of Comprehensive Income
Fair value gains on digital assets at FVTPL (P&L)*	$1,232,405	$(1,208,507)	$23,898
Fair value gains on digital assets through OCI	$—	$1,208,507	$1,208,507

____________

*        This has been renamed in the financial statements to “Reversal of valuation loss on digital assets”

There has been no impact on the Group’s total comprehensive income, total assets, total liabilities, or equity. The change solely affects the presentation of gains and losses on digital assets between profit or loss and OCI.

(ii) Background and nature of restatement — share-based payments

The Group has performed a review of its share-based payment arrangements following a number of historic instances of cash settlement of share options awards. Under IFRS 2, when practice of cash settlement is established, the arrangement is classified as cash-settled regardless of its original terms, as this indicates a constructive obligation to settle in cash. The review has identified that the Group’s share option plan, which was previously accounted for as equity-settled, transitioned into a constructive obligation to settle in cash during 2024.

Previously, the Group recognized these awards in equity, with corresponding charges recognized in share option expenses over the vesting period. Following the reassessment, the awards have been reclassified as liability settled share-based payment arrangements. Consequently, the Group has restated its comparative information to reflect measurement of these awards at fair value through profit or loss for the period ended June 30, 2024.

CoinShares International Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

5. Significant accounting policies (cont.)

The liability recognized as a result of the restatement includes both (i) the fair value of the share-based payment awards and (ii) the associated employer social security obligations, which vary with the fair value of the underlying awards and are therefore accounted for as a cash-settled component under IFRS.

Valuation methodology

Under the previous accounting treatment, the Group recognized the fair value of the awards at grant date and did not subsequently remeasure them, consistent with the equity-settled classification.

Following the review, the awards have been reclassified as cash-settled during 2024 and are now measured at fair value at each reporting date until settlement, in accordance with IFRS 2.30 – 33.

This change in classification results in a different valuation methodology, as the fair value of the liability now reflects share price, volatility, expected life, and other valuation inputs, rather than the grant-date fair value previously used.

Accordingly, the fair value at the date of reclassification differs from the cumulative equity previously recognized, resulting in an adjustment through profit or loss in the year of restatement.

The following table summarises the reclassification effect for June 30, 2025:

(in thousands)	As previously reported	Restatement adjustment	As restated
June 30, 2025
Line item
Statement of Comprehensive Income
Administrative expenses	$18,020	$(1,320)	$16,700
Statement of Financial Position
Other current liabilities	$227,647	$11,013	$238,660
Other non-current liabilities	$—	$476	$476
Statement of Changes in Equity
Share-based payment reserve	$4,076	$(4,076)	$—

The following table summarises the reclassification effect for June 30, 2024:

(in thousands)	As previously reported	Restatement adjustment	As restated
June 30, 2024
Line item
Statement of Comprehensive Income
Administrative expenses	$20,977	$6,617	$27,594
Statement of Changes in Equity
Share-based payment reserve	$6,195	$(6,195)	$—

The restatement has resulted in a gain for the period of $1,320 (2024: $6,617), reflecting the remeasurement of the fair value of the liability on transition.

The share-based payment liability, including the associated employer social security obligations, is remeasured at each reporting date, with any remeasurement gain or loss recognized in profit or loss. No impact arises on the Group’s cash flows.

CoinShares International Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

5. Significant accounting policies (cont.)

(iii) Background and nature of restatement — Investment in associates

The Group held a 28.31% (2023: 26.75%) position in FlowB Holding Switzerland SA (‘FlowBank’) during the year ended 31 December 2024.

Under the equity method, an investment in an associate or a joint venture is recognised initially in the consolidated statement of financial position at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and other comprehensive income of the associate or joint venture.

The carrying value of the investment in FlowBank was $nil at 31 December 2024 (31 December 2023: $25,150). Previously, following the bankruptcy proceedings of FlowBank, which was instructed by Finma in Switzerland the Group fully impaired the investment of through the statement of comprehensive income during the year ended 31 December 2024.

Following review, it has been determined that the conditions resulting in FlowBanks bankruptcy proceedings existed as at 31 December 2022, and therefore the investment has been fully impaired as at 31 December 2022. As a result, any share of profit or losses associated with the investment in FlowBank recognised in the period ended 30 June 2024 have been reversed.

The following table summarises the reclassification effect for June 30, 2024:

(in thousands)	As previously reported	Restatement adjustment	As restated
June 30, 2024
Line item
Statement of Comprehensive Income
Loss on associates	$(25,060)	$24,987	$(73)

Total quantitative impact on profit/(loss) for the year

The following table summarises the reclassification effect of the adjustments highlighted above on profit for the period for June 30, 2025:

(in thousands)	As previously reported	Adjustment (i) – Digital Assets	Adjustment (ii) – Share- based payments	Adjustment (iii) – Investment in associates	As restated
June 30, 2025
Line item
Statement of Comprehensive Income
Profit/(loss) for the period	$55,844	$435,107	$1,320	$—	$492,271

The following table summarises the reclassification effect of the adjustments highlighted above on profit for the period for June 30, 2024:

(in thousands)	As previously reported	Adjustment (i) – Digital Assets	Adjustment (ii) – Share- based payments	Adjustment (iii) – Investment in associates	As restated
June 30, 2024
Line item
Statement of Comprehensive Income
Profit/(loss) for the period	$73,386	$(1,208,507)	$(6,617)	$24,987	$(1,116,751)

CoinShares International Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

5. Significant accounting policies (cont.)

Total quantitative impact on total comprehensive income for the year

The following table summarises the reclassification effect of the adjustments highlighted above on total comprehensive income for June 30, 2025:

(in thousands)	As previously reported	Adjustment (i) – Digital Assets	Adjustment (ii) – Share- based payments	Adjustment (iii) – Investment in associates	As restated
June 30, 2025
Line item
Statement of Comprehensive Income
Total comprehensive income	$57,758	$—	$1,320	$—	$59,078

The following table summarises the reclassification effect of the adjustments highlighted above on total comprehensive income for June 30, 2024:

(in thousands)	As previously reported	Adjustment (i) – Digital Assets	Adjustment (ii) – Share- based payments	Adjustment (iii) – Investment in associates	As restated
June 30, 2024
Line item
Statement of Comprehensive Income
Total comprehensive income	$75,802	$—	$(6,627)	$25,151	$94,326

Total quantitative impact on earnings per share for the year

The following tables summarise the reclassification effect of the adjustments highlighted above on earnings per share for June 30, 2025:

(in thousands)	As previously reported	Adjustment (i) – Digital Assets	Adjustment (ii) – Share- based payments	Adjustment (iii) – Investment in associates	As restated
June 30, 2025
Line item
Statement of Comprehensive Income
Basic earnings per share	$0.85	$6.64	$0.02	$—	$7.51
Diluted earnings per share	$0.83	$6.42	$0.02	$—	$7.27

CoinShares International Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

5. Significant accounting policies (cont.)

The following table summarises the reclassification effect of the adjustments highlighted above on total comprehensive income for June 30, 2024:

(in thousands)	As previously reported	Adjustment (i) – Digital Assets	Adjustment (ii) – Share- based payments	Adjustment (iii) – Investment in associates	As restated
June 30, 2024
Line item
Statement of Comprehensive Income
Basic earnings per share	$1.10	$(18.17)	$(0.10)	$0.38	$(16.79)
Diluted earnings per share	$1.05	$(17.21)	$(0.09)	$0.36	$(16.79)

6. Change in functional and presentation currency

Change in functional currency

As of January 1, 2025, the Parent Company has changed its functional currency from GBP to USD. This change has been made to reflect the fact that the Company’s operations have become increasingly US-focused in recent years. Although the functional currency change is not yet effective in these financial statements, the Board considers it appropriate to re-present the 2023 and 2024 financial information in USD to provide comparability with future reporting periods.

Change in presentational currency

In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, the 2023 and 2024 financial information has been translated from GBP to USD using the following translation basis:

•        statement of comprehensive income and cash flow items translated at average exchange rates for the year;

•        assets and liabilities translated at the closing exchange rate at the reporting date; and

•        equity transactions translated at historic exchange rates.

The exchange rates used for the restatement of January 1, 2024 to June 30, 2024 were:

•        Closing rate: 1.26346 (GBP:USD)

•        Average rate: 1.26481 (GBP:USD)

The impact of the change in presentation currency is a reclassification within equity, and has no impact on profit or loss, total comprehensive income, or cash flows previously reported.

7. Parent Company

Under Article 105(11) of the Companies (Jersey) Law 1991, the directors of a holding company need not prepare separate financial statements. Accordingly, these financial statements present the consolidated results of the Group, headed by the Company.

CoinShares International Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

8. Seasonal variations

The Group’s activities and financial performance are not impacted by seasonality. The activities of the Group are impacted by ongoing developments within the digital asset ecosystem, including (but not limited to) (i) digital asset price fluctuations, (ii) regulatory matters arising in a variety of jurisdictions, and (iii) competing products and services.

9. Personnel

The number of full-time employees as at the reporting date was 98 (June 30, 2024: 92).

10. Operating segments

The Group comprises four operating segments from which it earns both revenue/income/gains and incurs expenses. The identification of operating segments is performed by management and reviewed by the Chief Executive Officer, who have identified that such information needs to be reported separately on an ongoing basis to inform decision making and assessment of performance. Each operating segment has its own segment head and identifiable team/resources.

Segment performance is assessed based on adjusted EBITDA and adjusted profit for the year, as shown below and reconciled back to the Group’s consolidated statements of comprehensive income. The income and gain generating activities from the trading of the Group’s digital assets (in addition to gains and losses on non-digital asset investments) are considered as part of adjusted gross profit for the purpose of segment analysis.

The Group does not monitor its assets and liabilities split by operating segment, but rather on a consolidated basis. This is the measure reported to the Group’s Chief Executive Officer, being the Group’s chief operating decision maker, for the assessment of segment performance. There is no geographical split of revenues, gains or other income required in assessing the operating segments of the Group as revenues, other operating revenues and trading activities are generated and undertaken in Europe with the exception of management fees on CoinShares Valkyrie products.

The Group’s operating segments are reported in accordance with the internal management information reviewed by the Chief Operating Decision Maker, which differs from the IFRS financial statements as all OCI movements on digital and financial assets are presented as though they were recognised in profit or loss rather than in other comprehensive income, as management believes this provides a clear view of the performance of the business.

The Group comprises four core operating segments from which it earns both revenues/gains and incurs expenses:

•        Asset Management;

•        Capital Markets;

•        Principal Investments; and

•        Group Functions.

CoinShares International Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

10. Operating segments (cont.)

The following is an analysis of the Group’s revenue and results by reportable segment in the period ended June 30, 2025.

(in thousands)	Notes	Asset Management	Capital Markets	Principal Investments	Group Functions	Total
Management fees		$59,613	$—	$—	$—	$59,613
Other revenue		—	20,519	—	—	20,519
Gain on certificate liabilities		137,403	—	—	—	137,403
Other operating gains through profit and loss		303,409	—	—	—	303,409
Adjusted fair value gains and losses on digital assets	(i)	(440,812)	2,738	(1,813)	—	(439,887)
Fair value loss on investments and associates	(ii)	—	—	419	—	419
Total revenue, gains & other income	(iii)	59,613	23,257	(1,394)	—	81,476

Cost of sales		(7,123)	(1,664)	—	—	(8,787)
Adjusted administrative expenses	(iv)	(7,171)	(4,009)	—	(5,329)	(16,509)
Adjusted EBITDA		45,319	17,584	(1,394)	(5,329)	56,180

Depreciation		—	—	—	(489)	(489)
Amortization		—	—	—	(832)	(832)
Finance income		—	—	—	476	476
Finance costs		—	—	—	(3,054)	(3,054)
Income taxes		—	—	—	(657)	(657)
Share-based payment expense		—	—	—	1,130	1,130
Gain on digital assets (designated as treasury)		—	—	—	4,780	4,780
Adjusted profit after tax		45,319	17,584	(1,394)	(3,975)	57,534
Currency translation differences		—	—	—	1,544	1,544
Total comprehensive income		$45,319	$17,584	$(1,394)	$(2,431)	$59,078

____________

(i)      Adjusted fair value gains on digital assets include both those recognised in profit and loss (reversal of previously recognised losses) and other comprehensive income and exclude gains and losses on digital assets internally designated as treasury assets.

(ii)     Adjusted fair value loss on investments and associates includes movements on financial assets recognized through other comprehensive income, which represent movement on carried interest receivable from funds.

(iii)    The total of the above items represent the measures of revenue, income, and gains utilised by the CODM in assessing the Group’s top-line operating performance.

(iv)    Adjusted administrative expenses are presented excluding share-based payment charges, amortization, and depreciation.

CoinShares International Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

10. Operating segments (cont.)

The following is an analysis of the Group’s revenue and results by reportable segment in the period ended June 30, 2024.

(in thousands)	Notes	Asset Management	Capital Markets	Principal Investments	Group Functions	Total
Management fees		$53,016	$—	$81	$—	$53,097
Other revenue		—	22,808	—	—	22,808
Loss on certificate liabilities		(1,362,261)	—	—	—	(1,362,261)
Other operating gains through profit and loss		145,471	—	—	—	145,471
Adjusted fair value gains on digital assets	(i)	1,216,790	6,003	2,371	—	1,225,164
Fair value gain on investments and associates	(ii)	—	—	193	—	193
Total revenue, gains & other income	(iii)	53,016	28,811	2,645	—	84,472

Cost of sales		(3,534)	(3,208)	(27)	—	(6,769)
Adjusted administrative expenses	(iv)	(3,388)	(1,780)	—	(13,556)	(18,724)
Adjusted EBITDA		46,094	23,823	2,618	(13,556)	58,979

Exceptional income		—	36,410	—	—	36,410
Depreciation		—	—	—	(500)	(500)
Amortization		—	—	—	(891)	(891)
Finance income		—	—	—	5,747	5,747
Finance costs		—	—	—	(6,911)	(6,911)
Income taxes		—	—	—	(575)	(575)
Share-based payment expense		—	—	—	(7,479)	(7,479)
Gain on digital assets (designated as treasury)		—	—	—	7,241	7,241
Adjusted profit after tax		46,094	60,233	2,618	(16,924)	92,021
Currency translation differences		—	—	—	2,305	2,305
Total comprehensive income		$46,094	$60,233	$2,618	$(14,619)	$94,326

____________

(i)      Adjusted fair value gains on digital assets include both those recognised in profit and loss (reversal of previously recognised losses) and other comprehensive income and exclude gains and losses on digital assets internally designated as treasury assets.

(ii)     Adjusted fair value loss on investments and associates includes movements on financial assets recognized through other comprehensive income, which represent movement on carried interest receivable from funds.

(iii)    The total of the above items represent the measures of revenue, income, and gains utilised by the CODM in assessing the Group’s top-line operating performance.

(iv)    Adjusted administrative expenses are presented excluding share-based payment charges, amortization, and depreciation.

There is no geographical split of revenues, gains or other income required in assessing the operating segments of the Group. All operations undertaken by the Group which generate such items are based in Jersey.

CoinShares International Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

11. Management fees and other revenue

		For the six months ended June 30,
(in thousands)	Notes	2025	2024
Management fees	(i)	$59,613	$53,097
Other revenue		20,519	22,808

____________

(i)      The Group’s management fees are made up of the following:

	For the six months ended June 30,
(in thousands)	2025	2024
CoinShares XBT Provider AB	$44,763	$42,337
CoinShares Physical	12,418	8,895
Block Index	1,197	1,126
CoinShares Valkyrie	1,235	658
Other	—	81
Total Management fees	$59,613	$53,097

Management fees derived from CoinShares XBT Provider remain held in digital assets until redemption and are therefore non-cash impacting upon receipt. Management fees for CS Physical are denominated in digital assets. In the period ended 30 June 2025, $57,181 (period ended 30 June 2024: $51,232) is therefore classed as non-cash management fees within the consolidated statement of cash flows.

12. Exceptional income

On February 6, 2024, the Group received a notice of acceptance regarding a claim made to FTX in respect of assets held on the exchange at the time of its bankruptcy in 2022. These assets were fully written off by the Group in 2022. The claim was for US Dollars $28,119 and a range of digital assets with a value as at the date of bankruptcy of $3,269 bringing the total claim value on this basis to $31,388.

On June 24, 2024, the Group sold its claim for $36,816 (£28,787).

13. Cost of sales

	For the six months ended June 30,
(in thousands)	2025	2024
Trading expenses	$2,946	$2,530
Issuer fees	1,935	1,032
Custody fees	2,651	2,161
Direct salary costs	1,255	1,046
Total cost of sales	$8,787	$6,769

CoinShares International Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

14. Administrative Expenses

	For the six months ended June 30,
(in thousands)	2025	2024
Salary costs	$7,120	$6,505
Share based payment expense	(1,130)	7,479
Bonus accrual	337	3,759
Legal fees	595	383
Professional fees	916	2,407
Marketing	2,225	1,897
IT expenses	2,057	1,174
Depreciation of right of use assets	489	500
Amortisation of other intangible assets	832	891
Entertainment expense	150	86
Travel expense	581	554
Expected credit loss provision	(270)	—
Other expenses	2,798	1,959
Total administrative expenses	$16,700	$27,594

15. Other operating gains through profit and loss

	For the six months ended June 30,
(in thousands)	2025	2024
Gain on digital asset ETPs	$176,697	$108,669
Gain on digital asset payables/receivables	21,333	78,594
Gain/(loss) on derivatives	1,365	(3,860)
Gain of foreign exchange	30,473	4,731
Gain/(loss) on other liabilities	73,744	(43,241)
(Loss)/gain on other operating activities	(203)	578
Total other operating gains through profit and loss	$303,409	$145,471

16. Digital assets

(in thousands)	As of June 30 2025	As of December 31 2024
Bitcoin	$2,800,513	$2,497,210
Ethereum	989,745	1,397,263
Solana	131,802	134,299
Other digital assets	527,259	521,739
Total digital assets	$4,449,319	$4,550,511

Digital assets that are freely tradable are measured at fair value and have been classified as Level 1 in accordance with the IFRS fair value hierarchy. Price movements are recognized at fair value through profit and loss or through other comprehensive income.

CoinShares International Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

16. Digital assets (cont.)

Purpose of holdings

Digital assets are held to either:

(i)     trade in accordance with the Collateral Management Agreement in respect of the XBTP product suite;

(ii)    collateralize the exchange traded products issued by its wholly owned subsidiaries CoinShares Digital Securities Limited (CSDSL) and XBT Provider (XBTP) (refer to note 20 for a breakdown of the certificate liability arising in respect of the exchange traded products issued by CSDSL and XBTP); or

(iii)   as investments with a view to sell to generate realized gains.

17. Goodwill and other intangible assets

(in thousands)	Notes	As of June 30, 2025	As of December 31, 2024
Goodwill	(i)	$2,820	$2,819
Other intangible assets	(ii)	12,082	11,113
Total goodwill and other intangible assets		$14,902	$13,932

____________

(i)      The goodwill balance is comprised of goodwill recognized in respect of various regulatory licenses held across the wider Group and the acquisition of Valkyrie in 2024 (see note 24)

(ii)     Other intangible assets predominantly comprise amounts recognized in respect of the BLOCK index, which represents a fee generating contract which is amortized on a straight-line basis over 10 years.

18. Investments

(in thousands)	Investments in Listed Equities	Other Investments Through P&L	Other Investments Through OCI	Total
At December 31, 2024	$1	$18,964	$6,124	$25,089
Additions	—	165	—	165
Disposals	—	(76)	—	(76)
Fair value gain through profit and loss	—	50	—	50
Fair value gain through other comprehensive income	—	—	370	370
At June 30, 2025	$1	$19,103	$6,494	$25,598

The Group has classed investments under the fair value hierarchy as follows.

(in thousands)	December 31, 2024	Movements in equity	Gain/(loss) on investments	June 30, 2025
Level 1	$1	$—	$—	$1
Level 2	—	—	—	—
Level 3	25,088	89	420	25,597
Total investments	$25,089	$89	$420	$25,598

CoinShares International Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

18. Investments (cont.)

Level 1 and 2 valuations and inputs

The finance department performs monthly valuations of the Group’s investments that are classified as Level 1 and 2 within the fair value hierarchy, utilizing market data (investments in listed equities) and observable inputs (CoinShares Fund II — carried interest and investments held at cost or price of recent investment that may subsequently be reclassified to Level 3). Discussions of valuation processes and results are held between the Chief Financial Officer, Audit committee and the Board once every quarter, in line with the Group’s reporting periods.

Level 3 valuations and inputs

The finance department performs quarterly valuations of the Group’s investments that are classified as Level 3 within the fair value hierarchy, utilizing a range of observable and unobservable inputs. Discussions of valuation processes and results are held between the Chief Financial Officer, Audit committee and the Board once every quarter, in line with the Group’s reporting periods.

The main Level 3 inputs used by the Group are derived and evaluated as follows:

•        price of recent investment;

•        earnings multiples, estimated based on market information for similar types of companies;

•        AUM multiples, estimated based on market information for similar types of companies; and

•        percentage ownership of net asset value of the investee company.

19. Trade receivables and other current assets

(in thousands)	As of June 30, 2025	As of December 31, 2024
Trade receivables
Accounts receivable	$2,523	$2,126
Amounts owed by related parties	317	41
Deposits paid	43	43
Prepayments	1,975	1,397
VAT receivable	218	128
Total trade and other receivables	$5,076	$3,735
Other current assets
Digital asset ETPs and funds	$1,399,913	$1,195,167
Other assets	208,337	201,595
Total other current assets	$1,608,250	$1,396,762
Total trade receivables and other current assets	$1,613,326	$1,400,497

____________

(i)      The majority of current other assets represent digital asset lending balances to small number of counterparties totalling $205,381 (December 31, 2024: $196,837). The digital asset lending balances include an expected credit loss provision of $1,632 (December 31, 2024: $1,902) in relation to these lending balances.

CoinShares International Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

20. Certificate liabilities

(in thousands, except number of certificates) Certificate type	Number of certificates		Dollars
	As of June 30, 2025	As of December 31, 2024	As of June 30, 2025	As of December 31, 2024
Bitcoin Tracker One	2,543,574	2,713,492	$1,286,451	$1,212,657
Bitcoin Tracker Euro	290,889	332,913	1,468,873	1,483,866
Ether Tracker One	12,089,893	12,287,008	260,519	386,853
Ether Tracker Euro	2,103,986	2,119,967	451,527	664,705
CoinShares Physical Bitcoin	11,775,826	8,555,086	1,221,414	787,336
CoinShares Physical Ethereum	3,016,390	2,803,190	222,409	284,461
CoinShares Physical Litecoin	689,820	607,000	11,058	11,896
CoinShares Physical XRP	2,571,414	1,831,780	210,969	146,963
CoinShares Physical Staked Polkadot	2,118,000	1,698,100	8,533	13,395
CoinShares Physical Staked Tezos	866,000	839,000	10,718	6,112
CoinShares Physical Staked Solana	7,775,603	6,181,100	129,770	132,416
CoinShares Physical Chainlink	10,669,400	8,021,000	13,550	16,069
CoinShares Physical Uniswap	8,211,500	6,190,000	5,586	8,130
CoinShares Physical Staked Cardano	40,307,500	34,472,500	24,535	32,085
CoinShares Physical Staked Cosmos	1,074,500	694,500	2,551	2,532
CoinShares Physical Staked Polygon	2,273,500	1,443,500	4,635	7,422
CoinShares Physical Staked Algorand	6,403,700	5,026,000	12,126	18,386
CoinShares Physical Top 10 Crypto Market	188,000	114,000	5,910	3,872
CoinShares Physical Smart Contract Platform	136,000	121,000	2,883	3,439
CoinShares Finanzen.net Top 10 Crypto ETP	1,139,500	730,000	18,145	11,365
CoinShares XBT Physical Litecoin	10,000	—	60	—
CoinShares XBT Physical XRP	25,000	—	109	—
CoinShares XBT Physical Staked Polkadot	60,000	—	206	—
CoinShares XBT Physical Staked Solana	60,000	—	275	—
Total certificates			$5,372,812	$5,233,960
(in thousands)	As of June 30, 2025	As of December 31, 2024
CoinShares XBT Provider
CoinShares XBT Provider – Bitcoin	$2,755,324	$2,696,523
CoinShares XBT Provider – Ethereum	712,046	1,051,558
Total CoinShares XBT Provider certificate liabilities	3,467,370	3,748,081

CoinShares International Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

20. Certificate liabilities (cont.)

(in thousands)	As of June 30, 2025	As of December 31, 2024
CoinShares Physical
CoinShares Physical – Bitcoin	1,221,414	787,336
CoinShares Physical – Staked Ethereum/Ethereum	222,409	284,461
CoinShares Physical – Staked Solana	129,770	132,416
CoinShares Physical – Other	331,199	281,666
Total CoinShares Physical certificate liabilities	1,904,792	1,485,879

CoinShares XBT Physical
CoinShares XBT Physical Staked Solana	275	—
CoinShares XBT Physical Other	375	—
Total CoinShares XBT Physical certificate liabilities	650	—
Total certificate liabilities	$5,372,812	$5,233,960

21. Trade payables and other liabilities

(in thousands)	As of June 30, 2025	As of December 31, 2024
Accounts payable	$1,614	$1,377
Accrued liabilities	10,018	11,825
Total trade payables	$11,632	$13,202

Other current liabilities

(in thousands)		As of June 30, 2025	As of December 31, 2024
Solana seed	(i)	$173,187	$232,728
OTC Trades		11,850	7,795
Other borrowings	(ii)	29,163	8,080
Dividends payable		12,294	—
Amounts due to exchange		1	3,101
Share based payment liability		11,013	18,474
Fund liabilities to external investors		1,152	1,034
Total other current liabilities		$238,660	$271,212
Total trade payables and other liabilities		$250,292	$284,414

____________

(i)      The balance represents certificates in CoinShares Physical Staked Solana which are held by the Group on behalf of a third party. The reduction in the balance from December 31, 2024 is a result of the reduction in the price of Solana in comparison to June 30, 2025.

(ii)     The increase from December 31, 2024 is a result of the Group’s open positions on futures being in excess of the market value as of June 20, 2025.

CoinShares International Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

22. Issue, repurchases and repayments of equity

During the period, the following share issuances, share option issuances, share splits, share redemptions and share options lapses occurred.

(in thousands, except share information)	Share capital and premium	Options	Treasury shares	Fully diluted share capital
At December 31, 2024	$41,502	$—	$—	$41,502
Share buybacks	—	—	(10,617)	(10,617)
Share options exercised	—	—	1,788	1,788
At June 30, 2025	$41,502	$—	$(8,829)	$32,673

23. Earnings Per Share

The calculation of the basic and diluted earnings per share is based on the following data:

	For the six months ended June 30,
(in thousands)	2025	2024
Earnings
Earnings for the purposes of basic earnings per share being profit/(loss) for the year of the Company	$492,271	$(1,116.751)
Earnings for the purposes of diluted earnings per share	$492,271	$(1,116,751)
	For the six months ended June 30,
	2025	2024
Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	65,538,318	66,503,520
Weighted effect of dilutive potential ordinary shares: Share options	2,154,169	3,718,583
Weighted average number of ordinary shares for the purposes of diluted earnings per share	67,692,487	70,222,103

Basic earnings per share	$7.51	$(16.79)
Diluted earnings per share	$7.27	$(16.79)

24. Related Party Transactions

The following related party transactions occurred during the period. Amounts are presented in thousands of U.S. dollars ($’000).

The Group has an investment in Komainu Holdings Limited (‘KHL’) of which Mr Jean-Marie Mognetti is a director and shareholder. The Group has a recharge agreement with KHL which allows for use of office facilities. $86 has been charged for the period of which $15 is outstanding at the period end.

Komainu (Jersey) Limited (‘KJL’), a wholly owned subsidiary of KHL provides custodial services to the Group. During the period, the Group paid fees to KJL of $2,143, of which $669 was outstanding at the period end.

StableMint is an investment (former associate) of the Group. The Group has settled expenditure on behalf of StableMint in the period of $2, of which $2 remains outstanding at the period end.

FlowB Holding Switzerland AB (‘FlowB’) is an investment (former associate) of the Group. The Group has made a contribution to FlowB of $231 (CHF 268) during the period in support of legal expenses incurred.

CoinShares International Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

24. Related Party Transactions (cont.)

The Group had control of CoinShares GP II Limited (‘CS2GP’) until April 3, 2025 where it was disposed of in its entirety to a third party. As part of this transaction the Group retains the carried interest due to it as Carried Interest Partner to CoinShares Fund II LP (‘CS2LP’) at December 31, 2024 being $6,124 which is due on dissolution of the underlying Fund. In lieu of any consideration, the Group is also entitled to receive 50% of any carried interest earned in excess of the amount held at December 31, 2024. As at the period end, the carried interest was valued at $6,494 and deemed fully recoverable.

Mr Richard Nash is a person discharging managerial responsibility and a shareholder of the Group. As at the period end, the Group held 3 BTC ($323) on his behalf.

Mr Daniel Masters is the Group’s Chairman and a shareholder of the Group. During the period, the Group undertook trades on his behalf equating to $580.8. As at the period end the Group held 225,300 XTZ ($122) owed to Mr Masters. The Group also holds a receivable from Mr Masters and one other person jointly of US$37 in relation to an investment that was transferred using the Group as a broker.

Mr Jean-Marie Mognetti is the Group’s Chief Executive Officer and a shareholder of the Group. As at the period end the Group held 9.08 BTC ($977) owed to Mr Mognetti.

The non-executive directors of the Group receive remuneration for their role. In total, they have received $185 for the period, of which $14 remains outstanding at the period end.

25. Events after the reporting date

On July 3, 2025, the Group paid the Tranche 2 2024 dividend of $6,147.

On September 8, 2025, Vine Hill Capital Investment Corp., a special purpose acquisition company which is publicly traded on the Nasdaq Stock Market (“Vine Hill” or the “SPAC”) and CoinShares entered into a business combination agreement (the “Business Combination Agreement”) pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement, (i) one day prior to the closing date (as defined within the Business Combination Agreement), Vine Hill will be merged with and into the SPAC Merger Sub, a wholly owned subsidiary of the Company, with the SPAC Merger Sub surviving the merger and the shareholders of Vine Hill receiving, as of prior to the Business Combination, Holdco Ordinary Shares as Vine Hill Merger Consideration (merger of Vine Hill and SPAC Merger Sub referred to as the “SPAC Merger”), (ii) after the SPAC Merger, on the closing date, SPAC Merger Sub shall acquire CoinShares by the way of a court sanctioned scheme of arrangement under Jersey law (including Jersey Companies Law) pursuant to which all the shares in CoinShares will be exchanged for voting shares in Holdco, with SPAC Merger Sub being the direct sole shareholder of CoinShares (the “Scheme of Arrangement” and, together with the SPAC Merger, the “Mergers”), and (iii) after the Mergers, the SPAC Merger Sub shall distribute any remaining cash in the trust account of Vine Hill which holds the net proceeds of the Vine Hill IPO and the sale of the private placement shares, together with interest earned thereon, less amounts released to remit tax payable obligations and up to $100 of any remaining interest for dissolution expenses (“Trust Account”) to the Company and be liquidated. As a result of the transactions contemplated by the Business Combination Agreement, SPAC and CoinShares will become wholly-owned subsidiaries of Holdco. The consummation of the Business Combination is conditioned upon the satisfaction or written waiver (where permissible) by the parties to the Business Combination Agreement of certain customary closing conditions. These conditions include, among other things: (i) approval by Vine Hill shareholders of the Condition Precedent Proposals; (ii) approval by CoinShares shareholders of the Scheme of Arrangement; (iii) receipt of certain specified regulatory approvals, including, without limitation, expiration or termination of any waiting period under the Hart-Scott-Rodino Act; (iv) consummation of the Business Combination not being prohibited or enjoined by any order, rule, regulation or other applicable law; (v) absence of any secured creditors of Vine Hill; (vi) Holdco Ordinary Shares having been approved for listing on Nasdaq (or any other public stock market or exchange in the United States as may be agreed by CoinShares and Vine Hill), subject to official notice of issuance thereof; (vii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part in accordance with the Securities Act and absence of any stop order issued by the SEC which remains in

CoinShares International Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

25. Events after the reporting date (cont.)

effect with respect to the registration statement of which this proxy statement/prospectus forms a part; and (viii) the Royal Court of Jersey sanctioning the Scheme of Arrangement and the submission by CoinShares of the court’s order to the Registrar of Companies of Jersey. Pursuant to the closing of the Business Combination, (a) each then issued and outstanding Vine Hill Class B Share (but excluding the 2,933,334 Vine Hill Class B Ordinary Shares irrevocably forfeited and surrendered by Vine Hill Capital Sponsor I LLC (the “Sponsor”) to Vine Hill will be exchanged, on a one-for-one basis, for a Vine Hill Class A Share; (b) each Private Placement Warrant issued to Sponsor will be forfeited to Vine Hill for no consideration and cancelled; (c) to the extent any Vine Hill Units remain outstanding and unseparated, the Vine Hill Class A Shares and Public Warrants comprising each such issued and outstanding Vine Hill Unit shall be automatically separated and the holder of each Vine Hill Unit shall be deemed to hold one Vine Hill Class A Share and one-half of one (1/2) Public Warrant, with any fractional Public Warrants rounded down to the nearest whole Public Warrant; (d) for any Vine Hill Class A Shares that are redeemed in connection with the Business Combination, Vine Hill shall cause each such Vine Hill Class A Share that was initially sold in Vine Hill’s initial public offering to be cancelled and therefore represent the right to receive a pro rata share of the aggregate amount payable with respect to all redemptions of the Vine Hill Class A Shares; (e) for any Vine Hill Class A Shares that are not redeemed in connection with the Business Combination, each such Vine Hill Class A Share shall be converted into one validly issued, fully paid and non-assessable Holdco Ordinary Share; (f) all Vine Hill shares that are owned by Vine Hill, or any wholly-owned subsidiary of Vine Hill shall be cancelled, and no other consideration shall be delivered or deliverable in exchange therefor; (g) each ordinary share of SPAC Merger Sub that is issued and outstanding shall be converted into one ordinary share of Holdco which shall constitute the only outstanding share capital of the Holdco; (h) Vine Hill shares that are issued and that are held by Vine Hill Shareholders who shall have demanded properly in writing dissenters’ rights for such Vine Hill Shares shall be automatically cancelled and cease to exist and shall thereafter represent only the right to be paid by Vine Hill the fair value of such Vine Hill Shares and shall not be converted into the applicable SPAC Merger Consideration; and (i) each Public Warrant that is outstanding and unexercised shall be converted into and become a warrant to purchase one Holdco Ordinary Share, and Holdco shall assume each such Public Warrant in accordance with its terms. The SPAC Merger will become effective at such time as the SPAC Plan of Merger is duly registered by the Cayman Registrar or at such later date or time as is agreed between the Company and SPAC and specified in the SPAC Plan of Merger pursuant to the Cayman Companies Act (the “SPAC Effective Time”). At the SPAC Effective Time, each Public Warrant that is outstanding and unexercised immediately prior to the SPAC Effective Time shall be converted into and become a warrant to purchase one Holdco Ordinary Share, and Holdco shall assume each such Public Warrant in accordance with its terms. All rights with respect to Vine Hill Class A Shares under Public Warrants assumed by Holdco shall thereupon be converted into rights with respect to Holdco Ordinary Shares. Accordingly, (i) each Holdco Public Warrant may be exercised solely for Holdco Ordinary Shares, (ii) the number of Holdco Ordinary Shares subject to each Holdco Public Warrant shall be equal to the number of Vine Hill Class A Shares that were subject to such Public Warrant, as in effect immediately prior to the SPAC Effective Time, (iii) the per share exercise price for the Holdco Ordinary Shares issuable upon exercise of each Holdco Public Warrant shall be equal to the per share exercise price of Vine Hill Class A Shares subject to such Public Warrant as in effect immediately prior to the SPAC Effective Time, and (iv) any restriction on the exercise of any Holdco Public Warrant shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Public Warrant shall otherwise remained unchanged. All CoinShares Shares that are owned by CoinShares or any wholly-owned subsidiary of CoinShares shall be deemed to have been transferred to the SPAC Merger Sub and no consideration shall be delivered or deliverable in exchange; each CoinShares Share issued and outstanding will be exchanged for the number of Holdco Ordinary Shares equal to the quotient obtained by dividing (a) the $1,200,000 divided by the CoinShares Shares issued and outstanding immediately prior to the effective time of the Scheme of Arrangement (other than the PIPE shares) and CoinShares Shares that, immediately prior to the effective time of the Scheme of Arrangement, would be issued if CoinShares Options, whether vested or unvested, were net settled by withholding CoinShares Shares upon exercise (the “Equity Value Per Share”) by (b) $10.00 (the “Equity Exchange Ratio”). All of the CoinShares Options outstanding that are vested (the “Vested CoinShares Options”) will automatically be cancelled and converted into a right to receive an amount in cash equal to the product of (i) the excess, if any, of (A) the equity value per share over (B) the exercise price per share of such Vested CoinShares Option, and (ii) the number of CoinShares Shares underlying such Vested CoinShares Option. All of the CoinShares Options outstanding that have not vested (the

CoinShares International Limited
Notes to Condensed Consolidated Financial Statements
(Unaudited)

25. Events after the reporting date (cont.)

“Unvested CoinShares Options”) will automatically be assumed by Holdco, and each such Unvested CoinShares Option shall be converted into an option to purchase Holdco Ordinary Shares (each, a “Converted Option”). Each Converted Option shall be exercisable for that number of Holdco Ordinary Shares equal to the product (rounded down to the nearest whole number) of (A) the number of CoinShares Shares subject to the Unvested CoinShares Option multiplied by (B) the Equity Exchange Ratio. The per share exercise price of each Holdco Ordinary Share issuable upon exercise of the Converted Option shall be equal to the quotient obtained by dividing (A) the exercise price per CoinShares Share of such CoinShares Option by (B) the Equity Exchange Ratio (rounded up to the nearest cent).

CoinShares will be treated as the “acquirer” in the Merger and SPAC will be treated as the “acquiree” for financial reporting purposes given that CoinShares’ operations will comprise the operations of Holdco, CoinShares’ executive management will be the executive management of Holdco, CoinShares’ existing shareholders will be the largest shareholder group of Holdco, and CoinShares is paying a premium for the combined company’s shares. Under this method of accounting, the net assets of CoinShares will be stated at historical cost, with no goodwill or other intangible assets recorded. Since SPAC is the deemed acquiree, the transaction is not within the scope of IFRS 3, Business Combinations (“IFRS 3”) as SPAC does not meet the definition of a business in accordance with IFRS 3. Given the substance of the transaction, the transaction will be accounted for as a share-based payment transaction within the scope of IFRS 2, Share-based Payment (“IFRS 2”) as it relates to the stock exchange listing service received and under other relevant standards for cash acquired, assumption of warrants or other assets acquired and liabilities assumed.

Additionally, on September 8, 2025, in connection with the above described transaction, CoinShares and the Company entered into a Subscription Agreement with Alyeska Master Fund, L.P. (the “Subscriber”). Pursuant to the Subscription Agreement, the Subscriber agrees to subscribe for and purchase 5,000,000 Holdco Ordinary Shares (the “Subscription Shares”) for a total purchase price of $50,000. Additionally, in consideration of the Subscriber’s execution and delivery of the Subscription Agreement, CoinShares agrees to issue to the Subscriber 1,666,6667 Holdco Ordinary Shares (the “Commitment Shares”). (Such investment is referred to “as the PIPE Investment.”) The obligations of CoinShares to consummate the PIPE Investment are further subject to additional conditions, including, among other things: (i) the truth and accuracy of the representations and warranties of the Subscriber, subject to customary bring-down standards; (ii) material compliance by the Subscriber with their agreements and covenants under the Subscription Agreement; (iii) receipt of the CoinShares Shareholder Approval; and (iv) the transactions contemplated by the Business Combination Agreement shall be scheduled to occur promptly after the consummation of the PIPE Investment.

The obligations of the Subscriber to consummate the PIPE Investment are further subject to additional conditions, including, among other things: (i) the truth and accuracy of the representations and warranties of CoinShares in the Subscription Agreement, subject to customary bring-down standards; (ii) material compliance by CoinShares with its agreements and covenants under the Subscription Agreement; (iii) receipt of the CoinShares Shareholder Approval; and (iv) the transactions contemplated by the Business Combination Agreement shall be scheduled to occur promptly after the consummation of the PIPE Investment.

On October 1, 2025 the Group announced the proposed strategic acquisition of 100% of Bastion Asset Management Limited (Bastion), a London-based, UK Financial Conduct Authority (FCA) regulated crypto-focused alternative investment manager. This acquisition aims to strengthen the actively managed digital asset capabilities of the Group. The terms of the acquisition require certain pre-completion actions to be taken, including steps to be taken in connection with the submission of an FCA application for change in control. The purchase price for the transaction is US$ 4.5 million. Completion deliverables include the delivery of documents and records required to transfer ownership of Bastion to CoinShares. Completion is expected to occur during the course of the first quarter of 2026.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors of
Odysseus Holdings Limited and Subsidiary:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Odysseus Holdings Limited and Subsidiary (the “Company”) as of 18 September 2025, the related consolidated statements profit and loss and other comprehensive income, changes in equity, and cash flows for the period from 29 August 2025 (inception) to 18 September 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 18 September 2025, and the results of its operations and its cash flows for the period from 29 August 2025 (inception) to 18 September 2025, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to complete a business combination as described in Note 5, then the Company will cease all activities except for the purpose of liquidating. The liquidity condition and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2025.
New York, New York
November 18, 2025

ODYSSEUS HOLDINGS LIMITED
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE PERIOD FROM 29 AUGUST 2025 (INCEPTION) TO 18 SEPTEMBER 2025

	Notes	For the Period from 29 August 2025 (Inception) to 18 September 2025
General and administrative expenses	2	$(21,747)
Unrealized foreign currency loss	2	(14)
Net loss for the period, representing total comprehensive loss for the period		$(21,761)

The accompanying notes form part of these consolidated financial statements.

ODYSSEUS HOLDINGS LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF 18 SEPTEMBER 2025

	Notes	18 September 2025
CURRENT LIABILITIES
Accrued expenses	2	$14,150
Accounts payable	2	6,631
Due to related party	4	980
TOTAL LIABILITIES		21,761

NET ASSETS		$(21,761)

EQUITY
Share capital	3	$100,000
Share subscription receivable	3	(100,000)
Accumulated deficit		(21,761)
TOTAL EQUITY		$(21,761)

The accompanying notes form part of these consolidated financial statements.

ODYSSEUS HOLDINGS LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD FROM 29 AUGUST 2025 (INCEPTION) TO 18 SEPTEMBER 2025

	Share capital	Share subscription receivable	Accumulated deficit	Total
Balance – 29 August 2025 (Inception)	$—	$—	$—	$—
Share capital issued	100,000	—	—	100,000
Share subscription receivable	—	(100,000)	—	(100,000)
Net loss for the period, representing total comprehensive loss for the period	—	—	(21,761)	(21,761)
Balance – 18 September 2025	$100,000	$(100,000)	$(21,761)	$(21,761)

The accompanying notes form part of these consolidated financial statements.

ODYSSEUS HOLDINGS LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM 29 AUGUST 2025 (INCEPTION) TO 18 SEPTEMBER 2025

For the Period from 29 August 2025 (Inception) to 18 September 2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period, representing total comprehensive loss for the period	$(21,761)
Changes in operating assets and liabilities:
Accrued expenses	14,150
Accounts payable	6,631
Due to related party	980
Net cash used in operating activities	—

Net increase/(decrease) in cash held	—
Cash at beginning of period	—
Cash at end of period	$—

The accompanying notes form part of these consolidated financial statements.

ODYSSEUS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM 29 AUGUST 2025 (INCEPTION) TO 18 SEPTEMBER 2025

NOTE 1. STATEMENT OF MATERIAL ACCOUNTING POLICIES

General information

Odysseus Holdings Limited (the “Company” or “Holdco”) is a Jersey company, registered in Jersey on 29 August 2025 to be the surviving company in connection with a contemplated business combination (as described below in Note 5, “Business Combination Agreement”). The Company has no prior operating activities. Holdco was formed solely for the purpose of effectuating the business combination and it does not own any material assets or conduct any business activities other than activities incidental to effectuating the business combination.

Holdco is a Jersey unlisted private company limited by shares. In addition Odysseus (Cayman) Limited, a Cayman Islands exempted company (“SPAC Merger Sub”) was formed on 25 August 2025 and is a wholly-owned subsidiary of Holdco since incorporation. As of the reporting date, SPAC Merger Sub has no operations.

Basis of preparation

The financial statements are general purpose consolidated financial statements.

The financial statements are presented in United States dollars, which is also the Company’s functional currency.

These consolidated financial statements were authorized for issue by the Company’s board of directors on November 18, 2025.

Basis of presentation

The consolidated financial statements of the Company are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). As such, the Company makes an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements included herein.

Basis of consolidation

The Company’s financial statements have consolidated its subsidiary from 29 August 2025 to 18 September 2025. All consolidated entities have a reporting year end of December 31.

The subsidiary is an entity over which the Company has control. The Company controls an entity where the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

All transactions and balances between the Company and its subsidiary are eliminated on consolidation.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Going concern

As of 18 September 2025, the Company had no cash and its only source of liquidity is $100,000 in the form of a share subscription receivable due from a related party for the issuance of shares. The Company recorded a loss for the period from 29 August 2025 (Inception) to 18 September 2025 of $21,761. As of 18 September 2025, the Company’s total liabilities were $21,761 which is expected to be settled upon receipt of the share subscription receivable. The Company is a non-revenue generating holding company which was solely created to be the surviving company in connection with the business combination agreement (as described in Note 5). There is risk that the business

ODYSSEUS HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 29 AUGUST 2025 (INCEPTION) TO 18 SEPTEMBER 2025

NOTE 1. STATEMENT OF MATERIAL ACCOUNTING POLICIES (cont.)

combination will not be completed. There may be significant costs associated with the merger which include, but are not limited to formation costs, filing costs, and legal costs. Accordingly, there is material uncertainty related to events or conditions that cast significant doubt on the Company’s ability to continue as a going concern, and therefore it may be unable to realize its assets and discharge its liabilities in the normal course of business. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Material accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to the period presented, unless otherwise stated.

(a)    Financial Instruments

Due to/from Related Parties

The Company applies IFRS 9 “Financial Instruments” in accounting for amounts owed to and from related parties.

(b)    Critical judgments and significant accounting estimates

There are no instance of application of judgments which are expected to have a significant effect on the amounts recognized in the financial statements. Additionally, there are no key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period.

(c)     Foreign currency transactions

The Company accounts for foreign currency transactions in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates.” Foreign currency transactions are translated into United States dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at reporting date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

(d)    Earnings per share

The Company calculates earnings per share (“EPS”) in accordance with IAS 33 “Earnings per Share.” Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. For the period from 29 August 2025 to 18 September 2025, all outstanding shares were unpaid and thus had no rights to dividends and therefore are excluded from the calculation of basic weighted average shares outstanding for the period. Also, there are no dilutive securities or other contracts outstanding that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of Holdco. As such, both basic and diluted EPS are not presented.

(e)     Income taxes

The Company accounts for income taxes in accordance with IAS 12 “Income Taxes.” The Company operates in Jersey and the Cayman Islands, which have a corporate tax rate of 0%. As such, the Company does not record any current or deferred tax expense.

ODYSSEUS HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 29 AUGUST 2025 (INCEPTION) TO 18 SEPTEMBER 2025

NOTE 1. STATEMENT OF MATERIAL ACCOUNTING POLICIES (cont.)

(f)     Emerging growth company status

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our IPO; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

(g)    New and amended standards adopted by the Company

New or amended Accounting Standards and Interpretations adopted during the current reporting period.

The Company has adopted all of the new or amended Accounting Standards and Interpretations issued by the IASB that are mandatory for the current reporting period.

Any new, revised or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

(h)    New standards and interpretations not yet adopted

A number of new accounting standards are effective for annual periods beginning on or after 1 January 2026 and earlier application is permitted. However, the Company has not early adopted the following new or amended accounting standards, in preparing these consolidated financial statements:

“IFRS 18 Presentation and Disclosure in Financial Statements”

IFRS 18 will replace IAS 1 “Presentation of Financial Statements.” It preserves the majority requirements of IAS 1 while introducing additional requirements.

ODYSSEUS HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 29 AUGUST 2025 (INCEPTION) TO 18 SEPTEMBER 2025

NOTE 1. STATEMENT OF MATERIAL ACCOUNTING POLICIES (cont.)

IFRS 18 additional requirements are as follows:

(i)     Statement of Profit or Loss and Other Comprehensive Income

IFRS 18 introduces newly defined “operating profit or loss” and “profit or loss before financing and income tax” subtotal which are to be presented in the statement of profit or loss, while the net profit or loss remains unchanged. Statement of profit or loss to be presented in five categories: operating, investing, financing, income taxes and discontinued operations.

(ii)    Statement of Cash Flows

The standard modifies the starting point for calculating cash flows from operations using the indirect method, shifting from “profit or loss” to “operating profit or loss”. It also provides guidance on classification of interest and dividend in statement of cash flows.

(iii)   New disclosures of expense by nature

Entities are required to present expenses in the operating category by nature, function or a mix of both. IFRS 18 includes guidance for entities to assess and determine which approach is most appropriate based on the facts and circumstances.

(iv)   Management-defined Performance Measures (MPMs)

The standard requires disclosure of explanations of the entity’s company-specific measures that are related to the statement of profit or loss, referred to MPMs. MPMs are required to be reconciled to the most similar specified subtotal in IFRS Accounting Standards.

(v)    Enhanced Guidance on Aggregation and Disaggregation

IFRS 18 provides enhanced guidance on grouping items based on shared characteristics and requires disaggregation when items have dissimilar characteristics or when such disaggregation is material.

These amendments are not expected to have a material impact on the reported profit or loss, net assets or total equity of the Company.

NOTE 2. GENERAL AND ADMINISTRATIVE EXPENSES

For the Period from 29 August 2025 (Inception) to 18 September 2025
Formation & operating costs	$21,747

NOTE 3. CONTRIBUTED EQUITY

Ordinary shares

Ordinary shares entitle the holder to participate in the proceeds on the winding up of the Company in proportion to the number of ordinary shares held. Additionally, shareholders are entitled to dividends in proportion to the number of ordinary shares held and the amount paid up on the shares. Holders are entitled to one vote for every ordinary share of which the member is the holder. The fully paid ordinary shares have no par value and the Company has an authorized capital of 200,000,000 ordinary shares.

ODYSSEUS HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 29 AUGUST 2025 (INCEPTION) TO 18 SEPTEMBER 2025

NOTE 3. CONTRIBUTED EQUITY (cont.)

The Company is authorized to issue 200,000,000 shares of ordinary shares (such fully paid ordinary shares in the capital of Holdco, the “Holdco Ordinary Share”). As of 18 September 2025, there was one hundred ordinary shares issued and outstanding, issued in exchange for an unpaid subscription of $100,000.

For the Period from 29 August 2025 (Inception) to 18 September 2025
Share capital issued	$100,000
Share subscription receivable	$(100,000)

NOTE 4. RELATED PARTY TRANSACTIONS

Due to Related Party

For the period from 29 August 2025 (Inception) to 18 September 2025, the Company owed expenses related to the formation of the Company totaling $980, which were invoiced to Jeri-Lea Brown, Director, on behalf of the Company. Jeri-Lea Brown is also the Group Company Secretary of CoinShares International Limited (“CoinShares.”) This amount is expected to be repaid by the Company to Jeri-Lea Brown, Director, upon closing of the proposed business combination described below in Note 5.

NOTE 5. PROPOSED BUSINESS COMBINATION

Business Combination Agreement

On September 8, 2025, Vine Hill Capital Investment Corp., a special purpose acquisition company which is publicly traded on the Nasdaq Stock Market (“Vine Hill” or the “SPAC”) and CoinShares entered into a business combination agreement (the “Business Combination Agreement”) pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement, (i) one day prior to the closing date (as defined within the Business Combination Agreement), Vine Hill will be merged with and into the SPAC Merger Sub, a wholly owned subsidiary of the Company, with the SPAC Merger Sub surviving the merger and the shareholders of Vine Hill receiving, as of prior to the Business Combination, Holdco Ordinary Shares as Vine Hill Merger Consideration (merger of Vine Hill and SPAC Merger Sub referred to as the “SPAC Merger”), (ii) after the SPAC Merger, on the closing date, SPAC Merger Sub shall acquire CoinShares by the way of a court sanctioned scheme of arrangement under Jersey law (including Jersey Companies Law) pursuant to which all the shares in CoinShares will be exchanged for voting shares in Holdco, with SPAC Merger Sub being the direct sole shareholder of CoinShares (the “Scheme of Arrangement” and, together with the SPAC Merger, the “Mergers”), and (iii) after the Mergers, the SPAC Merger Sub shall distribute any remaining cash in the trust account of Vine Hill which holds the net proceeds of the Vine Hill IPO and the sale of the private placement shares, together with interest earned thereon, less amounts released to remit tax payable obligations and up to $100,000 of any remaining interest for dissolution expenses (“Trust Account”) to the Company and be liquidated. As a result of the transactions contemplated by the Business Combination Agreement, SPAC and CoinShares will become wholly-owned subsidiaries of Holdco.

The consummation of the Business Combination is conditioned upon the satisfaction or written waiver (where permissible) by the parties to the Business Combination Agreement of certain customary closing conditions. These conditions include, among other things: (i) approval by Vine Hill shareholders of the Condition Precedent Proposals; (ii) approval by CoinShares shareholders of the Scheme of Arrangement; (iii) receipt of certain specified regulatory approvals, including, without limitation, expiration or termination of any waiting period under the Hart-Scott-Rodino Act; (iv) consummation of the Business Combination not being prohibited or enjoined by any order, rule, regulation or other applicable law; (v) absence of any secured creditors of Vine Hill; (vi) Holdco Ordinary Shares having been

ODYSSEUS HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 29 AUGUST 2025 (INCEPTION) TO 18 SEPTEMBER 2025

NOTE 5. PROPOSED BUSINESS COMBINATION (cont.)

approved for listing on Nasdaq (or any other public stock market or exchange in the United States as may be agreed by CoinShares and Vine Hill), subject to official notice of issuance thereof; (vii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part in accordance with the Securities Act and absence of any stop order issued by the SEC which remains in effect with respect to the registration statement of which this proxy statement/prospectus forms a part; and (viii) the Royal Court of Jersey sanctioning the Scheme of Arrangement and the submission by CoinShares of the court’s order to the Registrar of Companies of Jersey.

Pursuant to the closing of the Business Combination, (a) each then issued and outstanding Vine Hill Class B Share (but excluding the 2,933,334 Vine Hill Class B Ordinary Shares irrevocably forfeited and surrendered by Vine Hill Capital Sponsor I LLC (the “Sponsor”) to Vine Hill will be exchanged, on a one-for-one basis, for a Vine Hill Class A Share; (b) each Private Placement Warrant issued to Sponsor will be forfeited to Vine Hill for no consideration and cancelled; (c) to the extent any Vine Hill Units remain outstanding and unseparated, the Vine Hill Class A Shares and Public Warrants comprising each such issued and outstanding Vine Hill Unit shall be automatically separated and the holder of each Vine Hill Unit shall be deemed to hold one Vine Hill Class A Share and one-half of one (1/2) Public Warrant, with any fractional Public Warrants rounded down to the nearest whole Public Warrant; (d) for any Vine Hill Class A Shares that are redeemed in connection with the Business Combination, Vine Hill shall cause each such Vine Hill Class A Share that was initially sold in Vine Hill’s initial public offering to be cancelled and therefore represent the right to receive a pro rata share of the aggregate amount payable with respect to all redemptions of the Vine Hill Class A Shares; (e) for any Vine Hill Class A Shares that are not redeemed in connection with the Business Combination, each such Vine Hill Class A Share shall be converted into one validly issued, fully paid and non-assessable Holdco Ordinary Share; (f) all Vine Hill shares that are owned by Vine Hill, or any wholly-owned subsidiary of Vine Hill shall be cancelled, and no other consideration shall be delivered or deliverable in exchange therefor; (g) each ordinary share of SPAC Merger Sub that is issued and outstanding shall be converted into one ordinary share of Holdco which shall constitute the only outstanding share capital of the Holdco; (h) Vine Hill shares that are issued and that are held by Vine Hill Shareholders who shall have demanded properly in writing dissenters’ rights for such Vine Hill Shares shall be automatically cancelled and cease to exist and shall thereafter represent only the right to be paid by Vine Hill the fair value of such Vine Hill Shares and shall not be converted into the applicable SPAC Merger Consideration; and (i) each Public Warrant that is outstanding and unexercised shall be converted into and become a warrant to purchase one Holdco Ordinary Share, and Holdco shall assume each such Public Warrant in accordance with its terms.

The SPAC Merger will become effective at such time as the SPAC Plan of Merger is duly registered by the Cayman Registrar or at such later date or time as is agreed between the Company and SPAC and specified in the SPAC Plan of Merger pursuant to the Cayman Companies Act (the “SPAC Effective Time”).

At the SPAC Effective Time, each Public Warrant that is outstanding and unexercised immediately prior to the SPAC Effective Time shall be converted into and become a warrant to purchase one Holdco Ordinary Share, and Holdco shall assume each such Public Warrant in accordance with its terms. All rights with respect to Vine Hill Class A Shares under Public Warrants assumed by Holdco shall thereupon be converted into rights with respect to Holdco Ordinary Shares. Accordingly, (i) each Holdco Public Warrant may be exercised solely for Holdco Ordinary Shares, (ii) the number of Holdco Ordinary Shares subject to each Holdco Public Warrant shall be equal to the number of Vine Hill Class A Shares that were subject to such Public Warrant, as in effect immediately prior to the SPAC Effective Time, (iii) the per share exercise price for the Holdco Ordinary Shares issuable upon exercise of each Holdco Public Warrant shall be equal to the per share exercise price of Vine Hill Class A Shares subject to such Public Warrant as in effect immediately prior to the SPAC Effective Time, and (iv) any restriction on the exercise of any Holdco Public Warrant shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Public Warrant shall otherwise remained unchanged.

All CoinShares Shares that are owned by CoinShares or any wholly-owned subsidiary of CoinShares shall be deemed to have been transferred to the SPAC Merger Sub and no consideration shall be delivered or deliverable in exchange; each CoinShares Share issued and outstanding will be exchanged for the number of Holdco Ordinary Shares equal to the quotient obtained by dividing (a) the $1.2 billion divided by the CoinShares Shares issued and outstanding

ODYSSEUS HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 29 AUGUST 2025 (INCEPTION) TO 18 SEPTEMBER 2025

NOTE 5. PROPOSED BUSINESS COMBINATION (cont.)

immediately prior to the effective time of the Scheme of Arrangement (other than the PIPE shares) and CoinShares Shares that, immediately prior to the effective time of the Scheme of Arrangement, would be issued if CoinShares Options, whether vested or unvested, were net settled by withholding CoinShares Shares upon exercise (the “Equity Value Per Share”) by (b) $10.00 (the “Equity Exchange Ratio”). All of the CoinShares Options outstanding that are vested (the “Vested CoinShares Options”) will automatically be cancelled and converted into a right to receive an amount in cash equal to the product of (i) the excess, if any, of (A) the equity value per share over (B) the exercise price per share of such Vested CoinShares Option, and (ii) the number of CoinShares Shares underlying such Vested CoinShares Option. All of the CoinShares Options outstanding that have not vested (the “Unvested CoinShares Options”) will automatically be assumed by Holdco, and each such Unvested CoinShares Option shall be converted into an option to purchase Holdco Ordinary Shares (each, a “Converted Option”). Each Converted Option shall be exercisable for that number of Holdco Ordinary Shares equal to the product (rounded down to the nearest whole number) of (A) the number of CoinShares Shares subject to the Unvested CoinShares Option multiplied by (B) the Equity Exchange Ratio. The per share exercise price of each Holdco Ordinary Share issuable upon exercise of the Converted Option shall be equal to the quotient obtained by dividing (A) the exercise price per CoinShares Share of such CoinShares Option by (B) the Equity Exchange Ratio (rounded up to the nearest cent).

CoinShares will be treated as the “acquirer” in the Merger and SPAC will be treated as the “acquiree” for financial reporting purposes given that CoinShares’ operations will comprise the operations of Holdco, CoinShares’ executive management will be the executive management of Holdco, CoinShares’ existing shareholders will be the largest shareholder group of Holdco, and CoinShares is paying a premium for the combined company’s shares. Under this method of accounting, the net assets of CoinShares will be stated at historical cost, with no goodwill or other intangible assets recorded. Since SPAC is the deemed acquiree, the transaction is not within the scope of IFRS 3, Business Combinations (“IFRS 3”) as SPAC does not meet the definition of a business in accordance with IFRS 3. Given the substance of the transaction, the transaction will be accounted for as a share-based payment transaction within the scope of IFRS 2, Share-based Payment (“IFRS 2”) as it relates to the stock exchange listing service received and under other relevant standards for cash acquired, assumption of warrants or other assets acquired and liabilities assumed.

Additionally, on September 8, 2025, in connection with the above described transaction, CoinShares and the Company entered into a Subscription Agreement with Alyeska Master Fund, L.P. (the “Subscriber”). Pursuant to the Subscription Agreement, the Subscriber agrees to subscribe for and purchase 5,000,000 Holdco Ordinary Shares (the “Subscription Shares”) for a total purchase price of $50,000,000. Additionally, in consideration of the Subscriber’s execution and delivery of the Subscription Agreement, CoinShares agrees to issue to the Subscriber 1,666,6667 Holdco Ordinary Shares (the “Commitment Shares”). (Such investment is referred to “as the PIPE Investment.”) The obligations of CoinShares to consummate the PIPE Investment are further subject to additional conditions, including, among other things: (i) the truth and accuracy of the representations and warranties of the Subscriber, subject to customary bring-down standards; (ii) material compliance by the Subscriber with their agreements and covenants under the Subscription Agreement; (iii) receipt of the CoinShares Shareholder Approval; and (iv) the transactions contemplated by the Business Combination Agreement shall be scheduled to occur promptly after the consummation of the PIPE Investment.

The obligations of the Subscriber to consummate the PIPE Investment are further subject to additional conditions, including, among other things: (i) the truth and accuracy of the representations and warranties of CoinShares in the Subscription Agreement, subject to customary bring-down standards; (ii) material compliance by CoinShares with its agreements and covenants under the Subscription Agreement; (iii) receipt of the CoinShares Shareholder Approval; and (iv) the transactions contemplated by the Business Combination Agreement shall be scheduled to occur promptly after the consummation of the PIPE Investment.

ODYSSEUS HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 29 AUGUST 2025 (INCEPTION) TO 18 SEPTEMBER 2025

NOTE 5. PROPOSED BUSINESS COMBINATION (cont.)

Therefore, as a result of the Subscription Agreement, the Subscriber will receive the Subscription Shares and the Commitment Shares for a total of 6,666,667 Holdco Ordinary Shares. Per the terms of Vine Hill’s letter agreement with its placement agent, the placement agent is entitled to a contingent cash placement fee of 5% of proceeds raised in any financings related to the Business Combination (the “Placement Fee”). As a result, the net proceeds of $47,500,000, net of $2,500,000 in cash transaction costs related to the Placement Fee, are allocated to the Holdco Ordinary Shares.

In addition, if the SPAC cannot complete a business combination before 9 June 2026, it could be forced to wind up its operations and liquidate unless it obtains shareholder approval to extend the date on which it must complete its initial business combination.

NOTE 6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through 18 November 2025, the date these consolidated financial statements were available for issuance, and determined that no material subsequent events exist.

NOTE 7. COMPANY DETAILS

The registered office of the Company is:

2 HILL STREET
ST. HELIER
JERSEY, JE2 4UA, CHANNEL ISLANDS

Annex A

Dated September 8, 2025

BUSINESS COMBINATION AGREEMENT

between

Vine Hill Capital Investment Corp.,

Odysseus Holdings Limited,

Odysseus (Cayman) Limited,

and

CoinShares International Limited

Annex A-i

Annex A-ii

EXHIBITS
Exhibit A	—	Form of Shareholder Support Agreement
Exhibit B	—	Form of Sponsor Support Agreement
Exhibit C	—	Form of Registration Rights Agreement
Exhibit D	—	Lock-Up Agreement

Annex A-iii

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT is made and entered into as of September 8, 2025 (this “Agreement”), by and among Vine Hill Capital Investment Corp., a Cayman Islands exempted company (“SPAC”), CoinShares International Limited, a public company limited by shares organized under the laws of the Bailiwick of Jersey, Channel Islands (the “Company”), Odysseus Holdings Limited, a private company limited by shares organized under the laws of the Bailiwick of Jersey, Channel Islands (“Holdco”) and Odysseus (Cayman) Limited, a Cayman Islands exempted company and a wholly owned subsidiary of Holdco (“SPAC Merger Sub”). Each of SPAC, Holdco, SPAC Merger Sub and the Company will individually be referred to herein as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, (i) SPAC is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one (1) or more businesses or entities, (ii) Holdco is a newly formed company that was formed by Nominee for the purpose of consummating the Transactions, and (iii) SPAC Merger Sub is a newly formed, wholly-owned, direct subsidiary of Holdco that was formed for the purposes of consummating the Transactions;

WHEREAS, the Parties intend to effect the Mergers upon the terms and conditions set forth in this Agreement whereby (i) at least one (1) day prior to the Closing Date, SPAC shall be merged with and into SPAC Merger Sub, which has elected on IRS Form 8832 to be treated as an entity disregarded as separate from Holdco under Treasury Regulations Section 301.7701-3, effective as of its date of incorporation (the “SPAC Merger”), with SPAC Merger Sub as the surviving entity of such merger (SPAC Merger Sub, in its capacity as the surviving entity of the SPAC Merger, is sometimes referred to herein as the “SPAC Surviving Company”) with the shareholders of the SPAC as of prior to the SPAC Effective Time receiving Holdco Ordinary Shares as SPAC Merger Consideration, (ii) after the SPAC Merger, on the Closing Date, SPAC Merger Sub shall acquire the Company by way of a court sanctioned scheme of arrangement under Jersey law (including Jersey Companies Law) pursuant to which all the shares in the Company will be exchanged for voting shares in Holdco, with SPAC Merger Sub being the direct sole shareholder of the Company (the “Scheme of Arrangement” and, together with the SPAC Merger, the “Mergers”), (iii) the Company shall elect on IRS Form 8832 to be treated as an entity disregarded as separate from its owner under Treasury Regulations Section 301.7701-3, effective as of the day immediately after the Closing Date (the “Company CTB”), and (iv) after the Mergers, the SPAC Surviving Company shall distribute any remaining cash in the Trust Account to Holdco and shall be liquidated (the “Liquidation”);

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously (i) determined that the Mergers are in the best interests of SPAC, (ii) approved the execution, delivery and performance of this Agreement, the other Transaction Agreements to which SPAC is or will be a party, and approved the Mergers and the other Transactions, and (iii) determined to recommend that the shareholders of SPAC (the “SPAC Shareholders”) vote to approve the SPAC Shareholder Matters and such other actions as contemplated by this Agreement (the “SPAC Recommendation”);

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that the Mergers and the other Transactions are fair to, and in the best interests of, the Company and its shareholders and declared it advisable to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement, and the Transaction Agreements to which the Company is or will be a party, and approved the Scheme of Arrangement and the other Transactions to which the Company is a party, and (iii) determined to recommend that the shareholders of the Company (the “Company Shareholders”) vote to approve the Scheme of Arrangement and the other Transactions to which the Company is a party and such other actions as contemplated by this Agreement or that should be approved by the Company Shareholders in the context of, or in connection with, the Transactions (the “Company Shareholder Matters”);

WHEREAS, the Holdco Board has approved the execution, delivery and performance of this Agreement, the other Transaction Agreements to which Holdco is or will be a party, and the consummation of the Transactions, including the SPAC Merger by SPAC Merger Sub and the Scheme of Arrangement;

Annex A-1

WHEREAS, the board of directors of SPAC Merger Sub has unanimously (i) approved the execution, delivery and performance of this Agreement and the other Transaction Agreements to which SPAC Merger Sub is or will be a party, and approved the consummation of the Transactions thereunder, and (ii) determined to recommend the approval and adoption of this Agreement, and the consummation of the Transactions, including the SPAC Merger and the Scheme of Arrangement, by Holdco, as the sole shareholder of SPAC Merger Sub;

WHEREAS, a majority in number representing 3/4ths of the voting rights of the members or a class of the members of the Company present and voting either in person or by proxy at a court ordered meeting in connection with the Scheme of Arrangement will have approved the Scheme of Arrangement and the execution, delivery and performance of this Agreement and the consummation of the Transactions subject to sanction by the Royal Court of Jersey;

WHEREAS, Holdco, as the sole shareholder of SPAC Merger Sub, will approve by written resolution the execution, delivery and performance of this Agreement, the SPAC Plan of Merger and the other Transaction Agreements to which SPAC Merger Sub is or will be a party, and the consummation of the Transactions, including the SPAC Merger and the Scheme of Arrangement (the “SPAC Merger Sub Shareholder Approval”);

WHEREAS, for U.S. federal, and applicable state and local, income tax purposes, it is intended that (i) the SPAC Class B Share Conversion shall be treated as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code; (ii) the SPAC Merger shall be treated as a “reorganization” described in Section 368(a)(1)(F) of the Code; (iii) the Scheme of Arrangement, taken together with the Company CTB, shall be treated as a “reorganization” described in Section 368(a) of the Code; and (iv) the Liquidation shall be disregarded (clauses (i) through (iv), the “Intended U.S. Tax Treatment”);

WHEREAS, this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

WHEREAS, as a condition to the willingness of, and an inducement to each of, SPAC and the Company to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, the Company and certain Company Shareholders are each entering into a voting support agreement, in substantially the form of Exhibit A attached hereto (the “Shareholder Support Agreement”), providing that, among other things, such Company Shareholders will (i) take all actions necessary to consummate the Transactions, (ii) vote in favor of the Transactions and any related actions and against any other transaction, and (iii) agree not to transfer or redeem any Company Shares prior to the Closing, subject to customary exceptions contained therein;

WHEREAS, as a condition to the willingness of, and an inducement to the Company to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, the Company, SPAC, SPAC Sponsor and certain other SPAC Shareholders are entering into a sponsor support agreement, in substantially the form of Exhibit B attached hereto (the “Sponsor Support Agreement”), providing that, among other things, SPAC Sponsor will (i) take all actions necessary to consummate the Transactions, (ii) vote in favor of the Transactions and any related actions and against any other transaction, (iii) agree not to transfer or redeem any SPAC Shares or withdraw, modify, amend, alter or change, in any manner that is adverse to the Company, its approval and recommendation to the SPAC Shareholders with respect to the Transactions, and (iv) waive certain anti-dilution provisions;

WHEREAS, SPAC, SPAC Sponsor and certain other parties entered into that certain Registration Rights Agreement, dated as of September 5, 2024 (the “Original Registration Rights Agreement”), and, in connection with the Transactions and concurrently with the Closing, Holdco, SPAC Sponsor, SPAC’s officers and independent directors and certain Company Shareholders will amend and restate the Original Registration Rights Agreement in substantially the form attached hereto as Exhibit C (the “A&R Registration Rights Agreement”), providing that, among other things, such Company Shareholders, SPAC Sponsor, and SPAC’s officers and independent directors and their respective transferees will receive certain demand registration rights, and “piggy-back” registration rights with respect to any underwritten offerings by the other and by Holdco (subject to the limitations and other provisions contained therein);

WHEREAS, contemporaneously with execution of this Agreement, SPAC Sponsor will agree to the Private Placement Warrant Cancellation;

WHEREAS, (i) contemporaneously with the execution of, and as a condition and inducement to each of Holdco, the Company and SPAC to enter into this Agreement, the Company has entered into a subscription agreement (the “Committed PIPE Financing Agreement”) with an investor pursuant to which (A) such investor has agreed,

Annex A-2

subject to the terms and conditions set forth therein, to subscribe for and purchase, at the Closing, 5,000,000 Company Shares at $10.00 per share, for an aggregate cash amount of $50,000,000 and (B) the Company has agreed, subject to such investor’s compliance with its obligations under the Committed PIPE Financing Agreement, to issue to such investor 1,666,667 Company Shares at the Closing (clauses (A) and (B) together, the “Committed PIPE Investment”) and (ii) prior to the Closing, the Company and/or SPAC may enter into Additional PIPE Investment Agreements with certain investors, pursuant to which such investors shall agree to purchase convertible debt, equity or equity-linked instruments in the Company (collectively, the “Additional PIPE Investment,” and together with the Committed PIPE Investment, the “PIPE Investment” and the Company Shares issued in the PIPE Investment, the “PIPE Shares”); and

WHEREAS, as a condition to the willingness of, and an inducement to each of, SPAC and the Company to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement (i) the Company Lock-Up Equity Holders, and (ii) SPAC Sponsor and the other holders of SPAC Class B Shares, will enter into a lock-up agreement in substantially the form of Exhibit D attached hereto (the “Lock-Up Agreement”).

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I
DEFINITIONS

Section 1.01 Defined Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Act of the Court” is defined in Section 2.04(a).

“Acquisition Effective Time” is defined in Section 2.04(c).

“Additional PIPE Investment Agreements” is defined in Section 8.21(a).

“Additional PIPE Investment” is defined in the Recitals hereto.

“Additional SPAC SEC Reports” is defined in Section 5.06(a).

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” is defined in the Preamble hereto.

“Anti-Corruption Laws” is defined in Section 4.23.

“Antitrust Laws” shall mean any applicable Legal Requirements of any Governmental Entity regarding matters of anti-competition, restrictive trade practices or foreign investment.

“Approvals” is defined in Section 4.06.

“Audited Financial Statements” is defined in Section 4.07(a).

“Authorization Notice” is defined in in Section 3.01(h).

“Business Day” shall mean any day other than a Friday, a Saturday, a Sunday or other day on which commercial banks in New York, New York, the Bailiwick of Jersey or the Cayman Islands are authorized or required by Legal Requirements to close.

“Cayman Companies Act” shall mean the Companies Act (As Revised) of the Cayman Islands.

“Cayman Registrar” shall mean the Registrar of Companies of the Cayman Islands.

“Certifications” is defined in Section 5.06(a).

Annex A-3

“Change in Recommendation” is defined in Section 8.01(b).

“Closing” is defined in Section 2.03.

“Closing Date” is defined in Section 2.03.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Committed PIPE Financing Agreement” is defined in the Recitals hereto.

“Committed PIPE Investment” is defined in the Recitals hereto.

“Communications Plan” is defined in Section 8.06(b).

“Companies Registrar” is defined in Section 2.04.

“Company” is defined in the Preamble hereto.

“Company Board” is defined in the Recitals hereto.

“Company Business Combination” is defined in Section 8.12(a).

“Company CTB” is defined in the Recitals hereto.

“Company D&O Indemnified Party” is defined in Section 8.14(a)(i).

“Company D&O Tail” is defined in Section 8.14(a)(ii).

“Company Disclosure Letter” is defined in the Preamble to Article IV.

“Company Filing Fees” is defined in Section 8.01(d).

“Company Group” is defined in Section 12.16(b).

“Company Intellectual Property” shall mean all Intellectual Property that is owned, purported to be owned by, or in-licensed to the Company, or used or held for use by the Company in the conduct of the Company’s business as now conducted.

“Company Interested Party Transaction” is defined in Section 4.20(a).

“Company IT Systems” shall mean all computer systems, hardware, servers, networks, data communication lines, and other tangible information technology and telecommunications equipment and assets, in each case, owned, leased, or licensed by any of the Group Companies and used in the conduct of their business.

“Company Leased Properties” is defined in Section 4.13(b).

“Company Lock-Up Equity Holders” shall mean holders of the Company Shares issued and outstanding immediately prior to the Acquisition Effective Time who sign the Lock-Up Agreement.

“Company Material Adverse Effect” shall mean any state of facts, change, circumstance, occurrence, event or effect (collectively, an “Effect”), that, individually or in the aggregate, has had, or would reasonably be expected to have, a materially adverse effect on (a) the business, assets, financial condition or results of operations of the Group Companies, taken as a whole; or (b) the ability of the Company or Holdco, as applicable, to perform its obligations under this Agreement or to consummate the Transactions; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a Company Material Adverse Effect on or in respect of the Group Companies or Holdco, as applicable, has occurred: (i) acts of war, sabotage, civil unrest, cyberterrorism or terrorism, or changes in global, national, regional, state or local political or social conditions (including the outbreak of war or acts of terrorism, or the escalation of any conflict, including the current conflicts between (A) the Russian Federation and Ukraine and (B) Israel and Palestine, or any change, escalation or worsening thereof); (ii) earthquakes, hurricanes, tornados, pandemics or other natural or man-made disasters and other force majeure events; (iii) any Effect attributable to the public announcement, execution, pendency, negotiation or consummation of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Entities) (provided that this clause (iii) shall not apply to any representation or

Annex A-4

warranty set forth in Section 4.05); (iv) changes or proposed changes in applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes in IFRS (or any interpretation thereof) after the date of this Agreement; (vi) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (vii) Effects generally affecting the industries and markets in which the Group Companies operate; (viii) any action taken, or failure to take action, or such other Effects, in each case, which SPAC Sponsor or SPAC has requested or directed in writing, (ix) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (ix) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a Company Material Adverse Effect; or (x) any actions required to be taken, or required not to be taken, pursuant to the terms of this Agreement; provided, however, that if any Effect related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of the Group Companies, taken as a whole, relative to similarly situated companies in the industries in which the Group Companies conduct their operations, then such impact shall be taken into account in determining whether a Company Material Adverse Effect has occurred.

“Company Material Contract” is defined in Section 4.18(a).

“Company Option” is defined in Section 3.03(a).

“Company Option Plan” shall mean any equity incentive plan of the Company or an Affiliate pursuant to which the Company or an Affiliate has granted any stock options or other equity awards with respect to the Company Shares, including any plan under which awards were assumed by the Company in connection with a merger or acquisition.

“Company Option Holder(s)” is defined in Section 3.03(a).

“Company Privileged Communications” is defined in Section 12.16(b).

“Company Real Property Leases” is defined in Section 4.13(b).

“Company Registered Intellectual Property” is defined in Section 4.16(a).

“Company Securityholder Allocations” shall mean, (a) with respect to each holder of Company Shares (other than the PIPE Shares), the aggregate Per Company Share Scheme of Arrangement Consideration allocable to such holder, and (b) with respect to each holder of one (1) or more Company Options, the amount of cash and Converted Options to which such holder is entitled pursuant to the terms of this Agreement and (c) with respect to each holder of PIPE Shares, the aggregate Per PIPE Share Scheme of Arrangement Consideration.

“Company Shareholder Approval” shall mean the affirmative vote of the holders of Company Shares constituting the “Requisite Majority” approving the entrance into and performance of the Company Shareholder Matters.

“Company Shareholder Matters” is defined in the Recitals hereto.

“Company Shareholders” is defined in the Recitals hereto.

“Company Shareholders Meetings” is defined in Section 8.02.

“Company Shares” shall mean the ordinary shares of the Company, with par value £0.000495 per share.

“Company Subsidiaries” is defined in Section 4.02(a).

“Company Transaction Expenses” shall mean, except as otherwise set forth in this Agreement, all reasonable and documented third-party, out-of-pocket fees and expenses incurred in connection with, or otherwise related to, the Transactions, the negotiation and preparation of this Agreement and the other Transaction Agreements and the performance and compliance with this Agreement and the other Transaction Agreements and conditions contained herein and therein, including the fees, expenses and disbursements of legal counsel, reserves evaluators, auditors and accountants, due diligence expenses, advisory and consulting fees (including financial advisors) and expenses, and other third-party fees, in each case, of the Company and its Subsidiaries, and any and all filing fees payable by the Company or any of its Subsidiaries to Governmental Entities in connection with the Transactions.

Annex A-5

“Company Treasury Shares” is defined in Section 3.02(a).

“Confidentiality Agreement” shall mean that certain Non-Disclosure Agreement, dated March 18, 2025, by and between SPAC and the Company, as amended and joined from time to time.

“Contract” shall mean any written, legally binding contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other commitment, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Converted Option” is defined in Section 3.03(a).

“Customs & International Trade Authorizations” shall mean any and all licenses, license exceptions, notification requirements, registrations and approvals required pursuant to the Customs & International Trade Laws for the lawful export, deemed export, re-export, deemed re-export transfer or import of goods, software, technology, technical data and services.

“Customs & International Trade Laws” shall mean any applicable laws, regulations, orders, directives, and restrictive measures relating to export, import, re-export and transfer of products, software, data, services and technologies imposed, administered or enforced from time to time by any Governmental Entity, including, (a) the United States (including the US Departments of Commerce (Bureau of Industry and Security), Homeland Security (Customs and Border Protection), and State (Directorate of Defense Trade Controls)), (b) the United Nations Security Council, (c) the European Union or any of its Member States, and (d) the United Kingdom.

“Deferred Underwriting Fees” shall mean any underwriting fees, commissions, discount or other form of compensation paid or payable to the underwriters of SPAC’s initial public offering in connection with the completion of any of the Transactions.

“Effective Times” is defined in Section 2.04(b).

“Employee Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other retirement, supplemental retirement, deferred compensation, bonus, incentive compensation, stock purchase, employee stock ownership, equity-based, phantom-equity, profit-sharing, severance, termination protection, change in control, retention, employee loan, retiree medical or life insurance, educational, employee assistance, fringe benefit and any other employee benefit plan, policy, agreement, program or arrangement or employment agreement, whether or not subject to ERISA, whether formal or informal, oral or written, which any Group Company sponsors or maintains for the benefit of its current or former employees, officers, or individuals who provide services and are compensated as individual independent contractors or directors, or with respect to which any Group Company has or could have any direct or indirect liability (contingent or otherwise).

“Equity Exchange Ratio” shall mean the quotient obtained by dividing (a) the Equity Value Per Share by (b) $10.00.

“Equity Value” shall mean an amount equal to $1,200,000,000 plus the aggregate amount of the Company Filing Fees.

“Equity Value Per Share” shall mean an amount equal to (a) the Equity Value divided by (b) the number of Fully Diluted Company Equity Securities.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with the Company or any of its subsidiaries is treated as a single employer under Section 414 of the Code.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expense Cap” shall mean, with respect to the SPAC Transaction Expenses, $4,000,000; provided, that, the Company may approve in writing in its sole discretion to increase the Expense Cap in which case the Expense Cap shall be deemed to be such increased amount; provided, that the Expense Cap shall be calculated without including any Deferred Underwriting Fees or placement agent fees payable in connection with the PIPE Investment.

Annex A-6

“Financial Advisor” shall mean Stifel, Nicolaus & Company, Incorporated and its affiliates, as financial advisor to the Company and placement agent.

“Financial Services Law” shall mean any law administered by a financial services regulatory agency with jurisdiction over the Parties and/or their products.

“Financial Statements” is defined in Section 4.07(a).

“Foreign Plan” is defined in Section 4.11(l).

“Fraud” shall mean, with respect to any Person, actual and intentional fraud by such Person, applying the common law of the State of New York; provided, that the term “Fraud” does not include the doctrine of constructive or equitable fraud.

“Fully Diluted Company Equity Securities” shall mean (a) the Company Shares issued and outstanding immediately prior to the Acquisition Effective Time (other than the PIPE Shares) and (b) the Company Shares that, immediately prior to the Acquisition Effective Time, would be issued if the Company Options, whether vested or unvested, were net settled by withholding Company Shares upon exercise.

“Fundamental Representations” shall mean: (a) in the case of the Company, the representations and warranties contained in Section 4.01 (Organization and Qualification); Section 4.02 (Company Subsidiaries); Section 4.03 (Capitalization of the Company); Section 4.04 (Authority Relative to this Agreement); Section 4.05(a)(i) (No Conflict; Required Filings and Consents); and Section 4.15 (Brokers); (b) in the case of Holdco and SPAC Merger Sub, the representations and warranties contained in Article VI (Holdco and SPAC Merger Sub); (c) in the case of SPAC, the representations and warranties contained in Section 5.01 (Organization and Qualification); Section 5.02 (Capitalization); Section 5.03 (Authority Relative to this Agreement); Section 5.04 (No Conflict; Required Filings and Consents); and Section 5.18 (Brokers).

“Governing Documents” shall mean the legal documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs including, as applicable, certificates of incorporation or formation, bylaws, memorandum and/or articles of association, limited partnership agreements and limited liability company operating agreements.

“Governmental Entity” shall mean: (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality, tribunal, arbitrator or arbitral body (public or private), or similar body; (b) any Person having regulatory authorities under Legal Requirements; (c) any self-regulatory organization; or (d) any political subdivision of any of the foregoing; for the avoidance of doubt, including any of the foregoing having jurisdiction over the payment or reporting of any Tax or charged with the enforcement or collection of any Tax.

“Group Companies” shall mean the Company and all of its direct and indirect Subsidiaries.

“Group Company Software” shall mean all proprietary Software owned by any of the Group Companies.

“Holdco” is defined in the Preamble hereto.

“Holdco A&R Memo and Articles” is defined in Section 2.06(a).

“Holdco Assumed Warrant Agreement” shall mean that warrant agreement that will govern the Holdco Public Warrants from and after the Closing.

“Holdco Board” is defined in Section 3.04.

“Holdco Ordinary Shares” shall mean ordinary shares of Holdco, with no par value.

“Holdco Public Warrant” is defined in Section 3.01(h).

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“IFRS” is defined in Section 4.07(a).

Annex A-7

“Inbound License” is defined in Section 4.18(a)(xiii).

“Incentive Equity Plan” is defined in Section 8.18.

“Indebtedness” shall mean all of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property, stock or services including any earn-out payments; (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities to the extent drawn; (f) any guaranty of any of the foregoing; (g) any accrued interest, fees and charges in respect of any of the foregoing; and (h) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually payable as a result of the prepayment or discharge of any of the foregoing.

“Insider” is defined in Section 4.20(a).

“Insurance Policies” is defined in Section 4.19.

“Intellectual Property” shall mean all rights in or to intellectual property throughout the world, whether registered or unregistered, including: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), and improvements thereto, and all patents and patent applications; (b)  copyrights and original works of authorship or other copyrightable subject matter, including literary works, pictorial and graphic works, and all rights (including “moral” rights) therein (collectively, “Copyrights”); (c) trademarks, service marks, trade names, brand names, trade dress rights, logos, and other source or business identifiers, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Trademarks”); (d)  Internet domain names and social media accounts; (e) proprietary rights in Software; (f) trade secrets, confidential and proprietary information; and (g) applications and registrations, and any renewals, extensions and reversions, of the foregoing.

“Intended U.S. Tax Treatment” is defined in the Recitals hereto.

“Jersey Companies Law” shall mean the Companies (Jersey) Law 1991, as amended from time to time.

“Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event, of: (a) with respect to the Company, Holdco and SPAC Merger Sub, the individuals listed on Schedule 1.02(a) of the Company Disclosure Letter and (b) with respect to SPAC, the individuals listed on Schedule 1.02(b) of the SPAC Disclosure Letter.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, investigation (formal or informal), inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of civil or common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, Order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Lien” shall mean any mortgage, pledge, security interest, shared interest, encumbrance, lien, license, grant, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Liquidation” is defined in the Recitals hereto.

“Listing Exchange” shall mean Nasdaq or the New York Stock Exchange.

“Lock-Up Agreement” is defined in the Recitals hereto.

“Material Customers” is defined in Section 4.18(a)(ii).

“Material Suppliers” is defined in Section 4.18(a)(ii).

“Mergers” is defined in the Recitals hereto.
Annex A-8

“Nasdaq” shall mean The Nasdaq Stock Market.

“Nominee” shall mean Jeri-Lea Brown.

“Nominee Holdco Shares” is defined in Section 3.04.

“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Open Source Software” shall mean any Software that is licensed or distributed as “free software” (as defined by the Free Software Foundation) or as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd).

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Ordinary Course of Business” means, with respect to the Company, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

“Original Registration Rights Agreement” is defined in the Recitals hereto.

“Outside Date” is defined in Section 10.01(b).

“Owned Intellectual Property” shall mean all Intellectual Property that is owned or purported to be owned by any of the Group Companies.

“Parties” is defined in the Preamble hereto.

“Party” is defined in the Preamble hereto.

“Payor” is defined in Section 3.09.

“PCAOB” shall mean the Public Company Accounting Oversight Board.

“PCAOB Audited Financial Statements” is defined in Section 8.20.

“PCAOB Financial Statements” is defined in Section 8.20.

“Per Company Share Scheme of Arrangement Consideration” is defined in Section 3.02(b).

“Permitted Lien” shall mean (a) Liens for Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and in each case that are appropriately and sufficiently reserved for on the Financial Statements in accordance with IFRS; (b) statutory and contractual Liens made by or of landlords with respect to any Company Leased Property; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course and: (i) not yet delinquent; or (ii) that are being contested in good faith through appropriate proceedings; (d) zoning, building, planning, and other limitations and restrictions, including all rights of any Governmental Entity or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, to the extent they do not, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected Company Leased Property; (e) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; (f) purchase money Liens and Liens securing rental payments in connection with capital lease obligations of any of the Group Companies; and (g) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens that do not materially interfere with the present use or value of the assets of the Group Companies or the rights under the Company Real Property Leases.

“Per PIPE Share Scheme of Arrangement Consideration” is defined in Section 3.02(b).

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” shall mean any definition for such term or for any similar terms (e.g., “personally identifiable information,” “protected health information,” or “PII”) provided by applicable Legal Requirement.

Annex A-9

“PH” is defined in Section 12.16(a).

“PIPE Investment” is defined in the Recitals hereto.

“PIPE Investment Agreements” shall mean, collectively, the Committed PIPE Financing Agreement and the Additional PIPE Financing Agreements.

“PIPE Investors” shall mean the investors party to the PIPE Investment Agreements.

“PIPE Shares” is defined in the Recitals hereto.

“Private Placement Warrants” shall mean those warrants that (i) were purchased by the SPAC Sponsor in a private placement that occurred simultaneously with the completion of the SPAC’s initial public offering or (ii) were, or are after the date hereof, issued in connection with the conversion of working capital loans made to SPAC by SPAC Sponsor, and are subject to the Warrant Agreement.

“Private Placement Warrant Cancellation” is defined in Section 3.01(b).

“Proxy Clearance Date” is defined in Section 8.01(a)(i).

“Proxy Statement” is defined in Section 8.01(a)(i).

“Public Warrants” shall mean those warrants that were part of the units issued as part of the SPAC’s IPO and are subject to the Warrant Agreement.

“Reference Date” shall mean March 8, 2024.

“Registration Rights Agreement” is defined in the Recitals hereto.

“Registration Shares” is defined in Section 8.01(a)(i).

“Registration Statement” is defined in Section 8.01(a)(i).

“Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equity holders, controlling Persons, shareholders, option holders, members, general or limited partners, Affiliates, Representatives, and each of their respective successors and assigns.

“Representatives” of a Person shall mean such Person’s employees, officers, directors, managers, consultants, attorneys, accountants, advisors, agents and other representatives.

“Required SPAC Shareholder Approval” is defined in Section 9.01(a).

“Required SPAC Shareholder Matter” is defined in Section 8.01(a)(i).

“Requisite Majority” shall mean the votes required to obtain the Company Shareholder Approval pursuant to the Company’s articles of association, as in effect as of the Company Shareholder Approval date and the Jersey Companies Law.

“Sanctioned Country” shall mean, at any time, a country or territory which is itself the subject or target of comprehensive Sanctions (including Crimea, Cuba, the so-called Donetsk People’s Republic, Iran, the so-called Luhansk People’s Republic, North Korea and Syria).

“Sanctioned Person” shall mean any Person that is (i) the subject or target of Sanctions, including any Person listed in any Sanctions-related list maintained by the United States (including the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC) or the U.S. Department of State), the United Nations Security Council, the European Union, His Majesty’s Treasury of the United Kingdom, Switzerland or any European Union member state; (ii) any Person located, organized, resident in or national of a Sanctioned Country; or (iii) any Person fifty percent (50%) or more owned, directly or indirectly, or otherwise controlled by or acting on behalf of any such Person or Persons described in the foregoing clauses (i) and (ii).

Annex A-10

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government (including through OFAC, the U.S. Department of Commerce or the U.S. Department of State), the United Nations Security Council, the European Union or any European Union member state, His Majesty’s Treasury of the United Kingdom, Switzerland, the Bailiwick of Jersey or as implemented under the laws of the Cayman Islands or extended to the Cayman Islands by the Orders of His Majesty in Council.

“Scheme of Arrangement” is defined in the Recitals hereto.

“Scheme of Arrangement Consideration” shall mean (i) the aggregate number of Per Company Share Scheme of Arrangement Consideration issuable upon the Acquisition Effective Time in consideration for the conversion of Company Shares (other than the PIPE Shares) pursuant to Section 3.02 plus (ii) the aggregate Per PIPE Share Scheme of Arrangement Consideration issuable upon the Acquisition Effective Time in consideration for the conversion of PIPE Shares.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shareholder Support Agreement” is defined in the Recitals hereto.

“Software” shall mean any and all (a) computer software, applications, and programs (whether in source code, object code, human readable form or other form), including application programming interfaces, mobile applications, user interfaces, firmware, development tools, templates, menus, buttons, icons, and (b) documentation, including user manuals and training materials, related to any of the foregoing or associated therewith.

“SPAC” is defined in the Preamble hereto.

“SPAC Board” is defined in the Recitals hereto.

“SPAC Business Combination” is defined in Section 8.12(b).

“SPAC Class A Shares” is defined in Section 5.02(a).

“SPAC Class B Share Conversion” is defined in Section 3.01(a).

“SPAC Class B Shares” is defined in Section 5.02(a).

“SPAC D&O Indemnified Party” is defined in Section 8.14(b)(i).

“SPAC D&O Tail” is defined in Section 8.14(b)(ii).

“SPAC Disclosure Letter” is defined in the Preamble to Article V.

“SPAC Dissenting Shareholders” is defined in Section 3.01(h).

“SPAC Dissenting Shares” is defined in in Section 3.01(h).

“SPAC Effective Time” is defined in Section 2.04(b).

“SPAC Group” is defined in Section 12.16(a).

“SPAC Material Adverse Effect” shall mean any Effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a materially adverse effect on (a) the business, assets, financial condition or results of operations of SPAC; or (b) the ability of SPAC to perform its obligations under this Agreement or to consummate the Transactions; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a SPAC Material Adverse Effect on or in respect of SPAC, has occurred: (i) acts of war, sabotage, civil unrest, cyberterrorism or terrorism, or changes in global, national, regional, state or local political or social conditions (including the outbreak of war or acts of terrorism, or the escalation of any conflict, including the current conflicts between (A) the Russian Federation and Ukraine and (B) Israel and Palestine, or any change, escalation or worsening thereof); (ii) earthquakes, hurricanes, tornados, pandemics or other natural or man-made disasters and other force majeure events; (iii) any Effect attributable to the announcement,

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execution, pendency, negotiation or consummation of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Entities); (iv) changes or proposed changes in applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes in U.S. GAAP (or any interpretation thereof) after the date of this Agreement; (vi) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (vii) Effects generally affecting special purposes acquisition companies, including, but not limited to, the extension of a special purpose acquisition company’s termination date; (viii) any action taken, or failure to take action, or such other Effects, in each case, which the Company has requested or directed in writing; (ix) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (ix) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a SPAC Material Adverse Effect; or (x) any actions required to be taken, or required not to be taken, pursuant to the terms of this Agreement; provided, however, that if any Effect related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of SPAC, relative to similarly situated companies in the industries in which SPAC conducts its operations, then such impact shall be taken into account in determining whether a SPAC Material Adverse Effect has occurred.

“SPAC Merger” is defined in the Recitals hereto.

“SPAC Merger Consideration” is defined in Section 3.01(e).

“SPAC Merger Sub” is defined in the Preamble hereto.

“SPAC Merger Sub Shareholder Approval” is defined in the Recitals hereto.

“SPAC Plan of Merger” is defined in Section 2.04(a).

“SPAC Privileged Communications” is defined in Section 12.16(a).

“SPAC Recommendation” is defined the Recitals hereto.

“SPAC Redeeming Shares” is defined in Section 3.01(d).

“SPAC SEC Reports” is defined in Section 5.06(a).

“SPAC Shareholder Matters” is defined in Section 8.01(a)(i).

“SPAC Shareholder Redemption” is defined in Section 8.01(a)(i).

“SPAC Shareholders” is defined the Recitals hereto.

“SPAC Shares” is defined in Section 5.02(a).

“SPAC Sponsor” shall mean Vine Hill Capital Sponsor I LLC, a Delaware limited liability company.

“SPAC Surviving Company” is defined in the Recitals hereto.

“SPAC Transaction Expenses” shall mean all reasonable and documented out-of-pocket fees and expenses of SPAC, including such fees and expenses incurred in connection with the Transactions, the negotiation and preparation of this Agreement and the other Transaction Agreements and the performance and compliance with this Agreement and the other Transaction Agreements and conditions contained herein and therein, including the fees, expenses and disbursements of legal counsel, reserves evaluators, auditors and accountants, due diligence expenses, advisory and consulting fees (including financial advisors and placement agents) and expenses, management compensation (including deferred salaries) and other third-party fees and any Deferred Underwriting Fees, the cost of the SPAC D&O Tail, and any and all filing fees payable by SPAC to Governmental Entities under the HSR Act or any other applicable Antitrust Laws in connection with the Transactions; provided, that SPAC Transaction Expenses shall not include (A) initial underwriting fees, commissions and other offering expenses in connection with the initial public offering of SPAC (but may include Deferred Underwriting Fees), or (B) any costs, fees and expenses incurred in connection with the investigation or pursuit of prospective business combinations other than the Transactions.

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“SPAC Transaction Expenses Cap Excess” is defined in Section 8.22.

“SPAC Unit Separation” is defined in Section 3.01(c).

“SPAC Units” shall mean the units sold by SPAC in its initial public offering, each consisting of one (1) share of SPAC Class A Share and one-half of one (1/2) Public Warrant.

“SPAC Warrants” is defined in Section 5.02(a).

“Special Meeting” is defined in Section 8.01(b).

“Special Meeting Date” is defined in Section 8.01(b).

“Sponsor Forfeited Shares” is defined in Section 3.01(a).

“Sponsor Support Agreement” is defined in the Recitals hereto.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one (1) or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one (1) or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

“Tax” or “Taxes” shall mean any and all national, federal, state, provincial, local and other taxes, including, gross receipts, income, capital gains, profits, license, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, net worth, employment, excise, property, assessments, stamp, environmental, registration, governmental charges, duties, levies and other similar charges in the nature of a tax, in each case, imposed by a Governmental Entity, (whether disputed or not) together with all interest, penalties, and additions imposed by a Governmental Entity with respect to (or in lieu of) any such amounts.

“Tax Return” shall mean any return, declaration, report, claim for refund, statement, election, form, information return, disclosure or other document filed, or required to be filed, with (or submitted to) any Governmental Entity with respect to Taxes, including any schedule or attachment thereto and any amendment thereof.

“Transaction Agreements” shall mean this Agreement, the Registration Rights Agreement, the Holdco A&R Memo and Articles, the Shareholder Support Agreement, the Sponsor Support Agreement, the PIPE Investment Agreements, the Lock-Up Agreement, the SPAC Plan of Merger and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transactions” shall mean the transactions contemplated by this Agreement and the other Transaction Agreements, including the Mergers.

“Transfer Agent” is defined in Section 3.06(a).

“Transfer Taxes” is defined in Section 8.15.

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Trust Account” is defined in Section 5.11(a).

“Trust Agreement” is defined in Section 5.11(a).

“Trust Termination Letter” is defined in Section 8.07.

“Trustee” shall mean Continental Stock Transfer & Trust Company, as trustee under the Trust Agreement.

“U.S. GAAP” is defined in Section 5.06(a).

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“USD Dividend” shall mean the dividend of GBP 20,000,000 declared by the Company on April 2, 2025 for the year ended December 31, 2024 and to be paid in installments, and which has been subsequently re-denominated in USD on May 12, 2025 to USD 25,091,000 (using the closing rate at which the Company Group’s financial statements were converted) due to the change in the Company Group’s functional currency.

“Unaudited Financial Statements” is defined in Section 4.07(a).

“Unvested Company Options” is defined in Section 3.03(a).

“Vested Company Options” is defined in Section 3.03(a).

“W&C” is defined in Section 12.16(b).

“WARN Act” is defined in Section 4.12(f).

“Warrant Agreement” shall mean the Warrant Agreement, dated as of September 5, 2024, between SPAC and Continental Stock Transfer & Trust Company, as warrant agent.

“Warrant Assumption Agreement” is defined in Section 8.19.

“Willful Breach” shall mean, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes or is a consequence of, a purposeful act or failure to act by any such party with the actual knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

“Written Objection” is defined in in Section 3.01(h).

Article II
THE MERGERS

Section 2.01 SPAC Merger.

(a) At the SPAC Effective Time, SPAC will be merged with and into SPAC Merger Sub upon the terms and subject to the conditions set forth in this Agreement, the SPAC Plan of Merger and in accordance with the applicable provisions of the Cayman Companies Act, whereupon the separate corporate existence of SPAC will cease and SPAC Merger Sub will continue its existence under the Cayman Companies Act as the SPAC Surviving Company.

(b) From and after the SPAC Effective Time, the SPAC Surviving Company will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of SPAC and SPAC Merger Sub, all as provided under the applicable provisions of the Cayman Companies Act.

Section 2.02 Scheme of Arrangement.

(a)  At the Acquisition Effective Time, the acquisition of the Company by SPAC Merger Sub upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Jersey Companies Law will be effective following the delivery of the relevant Act of the Royal Court of Jersey relating to the Scheme of Arrangement to the Companies Registrar, whereupon the Company will continue its existence under the Jersey Companies Law as a wholly-owned subsidiary of SPAC Merger Sub, on the terms and subject to the conditions set forth in this Agreement.

Section 2.03 Closing. Unless this Agreement has been terminated pursuant to Article X, and subject to the satisfaction or waiver of the conditions set forth in Article IX, subject to Section 2.04 regarding the applicable Effective Times, the consummation of the Transactions (the “Closing”) will occur at a time and date to be specified in writing by the Company and SPAC, which will be no later than three (3) Business Days after satisfaction or waiver of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such conditions), or at such other time, date and place as SPAC and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”.

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Section 2.04 Effective Times.

(a) Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable, but in any event, not later than the day prior to the Acquisition Effective Time, the Parties will cause the SPAC Merger to be consummated by executing a plan of merger (the “SPAC Plan of Merger”) and filing the SPAC Plan of Merger together with any other documents required to effect the SPAC Merger pursuant to the Cayman Companies Act with the Cayman Registrar, in such form as required by, and executed in accordance with the relevant provisions of, the Cayman Companies Act. As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company, Holdco and SPAC Merger Sub shall, in coordination with each other, subject to the sanction of the Royal Court of Jersey, deliver to the Jersey Registrar of Companies (the “Companies Registrar”) the relevant Act of the Royal Court of Jersey sanctioning the Scheme of Arrangement (the “Act of the Court”) on the proposed date of the Closing. On the Closing Date, the Companies Registrar shall be requested to issue a certificate evidencing the registration of the Act of the Royal Court of Jersey relating to the Scheme of Arrangement in accordance with Article 125 of the Jersey Companies Law.

(b) The SPAC Merger will become effective at such time as the SPAC Plan of Merger is duly registered by the Cayman Registrar or at such later date or time as is agreed between the Company and SPAC and specified in the SPAC Plan of Merger pursuant to the Cayman Companies Act (such time as the SPAC Merger becomes effective being the “SPAC Effective Time” and, together with the Acquisition Effective Time, the “Effective Times”).

(c) The Scheme of Arrangement will become effective upon the delivery of the Act of the Court sanctioning the Scheme of Arrangement to the Companies Registrar in accordance with Article 125 of the Jersey Companies Law (such time as the Scheme of Arrangement becomes effective being the “Acquisition Effective Time”). The Parties shall take all necessary actions such that the Acquisition Effective Time shall take place at least one (1) day after the SPAC Effective Time and, in any event, on the Closing Date.

Section 2.05 Effect of Mergers. At the applicable Effective Times, the effect of the Mergers will be as provided in this Agreement, the SPAC Plan of Merger, the applicable provisions of the Cayman Companies Act, the Act of the Court and the applicable provisions of the Jersey Companies Law; without limiting the generality of the foregoing, and subject thereto, at the SPAC Effective Time, all the property, rights, privileges of SPAC shall vest in the SPAC Surviving Company, and all debts, liabilities, obligations and duties of SPAC shall become debts, liabilities, obligations and duties of the SPAC Surviving Company.

Section 2.06 Governing Documents.

(a) Immediately prior to the Acquisition Effective Time, the memorandum and articles of association of Holdco will be amended and restated in their entirety in a form of public company articles of association to be mutually agreed by SPAC and the Company (the “Holdco A&R Memo and Articles”) until thereafter changed or amended as provided therein or by applicable law and the application required to re-register Holdco as public company under Jersey law will be made to the Companies Registrar.

(b) At the SPAC Effective Time, pursuant to the SPAC Plan of Merger, the memorandum and articles of association of the SPAC Merger Sub as in effect immediately prior to the SPAC Effective Time shall be the memorandum and articles of association of SPAC Surviving Company, until thereafter changed or amended as provided therein or by applicable law.

Section 2.07 Director Appointments. Except as otherwise agreed in writing by the Company and SPAC prior to the Closing, (i) the Holdco Board shall be as outlined in Section 8.17 of this Agreement, and (ii) until successors are duly elected or appointed and qualified in accordance with applicable law and the Governing Documents of SPAC Surviving Company, the directors and officers of SPAC Surviving Company shall be the directors and officers of the SPAC Merger Sub immediately prior to the SPAC Effective Time.

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Article III
CLOSING TRANSACTIONS

Section 3.01  Effect on SPAC Shares, Units and Warrants and SPAC Merger Sub Shares in the SPAC Merger.

(a) SPAC Class B Share Conversion. In connection with Closing, one (1) day prior to the SPAC Effective Time, SPAC Sponsor shall elect to convert each issued and outstanding SPAC Class B Share (but excluding the 2,933,333 SPAC Class B Shares irrevocably forfeited and surrendered by Sponsor to SPAC for no consideration as a contribution to the capital of SPAC (the “Sponsor Forfeited Shares”)) held by SPAC Sponsor into SPAC Class A Shares, on a one-for-one basis, in accordance with the terms of the Governing Documents of the SPAC and the Sponsor Support Agreement (the “SPAC Class B Share Conversion”).

(b) Private Placement Warrant Cancellation. In connection with Closing, one (1) day prior to the SPAC Effective Time, each Private Placement Warrant that is outstanding at such time shall, pursuant to the Sponsor Support Agreement, be forfeited to SPAC for no consideration and cancelled (the “Private Placement Warrant Cancellation”).

(c) SPAC Unit Separation. Immediately prior to the SPAC Effective Time, to the extent any SPAC Units remain outstanding and unseparated, the SPAC Class A Shares and Public Warrants comprising each such issued and outstanding SPAC Unit shall be automatically separated (the “SPAC Unit Separation”) and the holder of each SPAC Unit shall be deemed to hold one (1) SPAC Class A Share and one-half of one (1/2) Public Warrant, with any fractional Public Warrant rounded down to the nearest whole number of Public Warrants, and immediately following the SPAC Unit Separation, all SPAC Units shall automatically be cancelled and shall cease to exist, and the holders of SPAC Units immediately prior to the SPAC Unit Separation shall cease to have any rights with respect to such SPAC Units except as provided herein.

(d) SPAC Shareholder Redemptions. At the SPAC Effective Time, by virtue of the SPAC Merger and without any action on the part of the SPAC, SPAC Merger Sub or any holder of any SPAC Shares or share capital of SPAC Merger Sub, each SPAC Class A Share that was initially sold in SPAC’s initial public offering and that a holder thereof has timely and validly elected to redeem pursuant to the exercise of the SPAC Shareholder Redemption rights (and not waived, withdrawn or otherwise lost such rights) (“SPAC Redeeming Shares”), shall automatically be canceled and cease to exist and shall thereafter represent only the right to receive a pro rata share of the aggregate amount payable with respect to all redemptions of the SPAC Class A Shares on the terms and subject to the conditions set forth in the Governing Documents of SPAC.

(e) Conversion of SPAC Shares. At the SPAC Effective Time, by virtue of the SPAC Merger and without any action on the part of the SPAC, SPAC Merger Sub or any holder of any SPAC Shares or share capital of SPAC Merger Sub, each SPAC Class A Share (after taking into account the SPAC Class B Share Conversion and the SPAC Unit Separation, but not including the Sponsor Forfeited Shares, the SPAC Dissenting Shares, the SPAC Shares cancelled pursuant to Section 3.01(f) or the SPAC Redeeming Share), issued and outstanding immediately prior to the SPAC Effective Time shall be converted into one (1) validly issued, fully paid and non-assessable Holdco Ordinary Share (such Holdco Ordinary Shares referred to collectively as the “SPAC Merger Consideration”), and all such SPAC Shares shall cease to be outstanding and shall cease to exist, and each holder of a certificate representing any such SPAC Shares or SPAC Shares held in book entry form shall cease to have any rights with respect thereto, except the right to receive, in accordance with this Section 3.01(e), the SPAC Merger Consideration. The number of Holdco Ordinary Shares that each holder of SPAC Shares is entitled to receive as a result of the SPAC Merger and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any share split, share subdivision, split-up, reverse share split, share consolidation, share dividend or distribution (including any dividend or distribution of securities convertible into Holdco Ordinary Shares), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Holdco Ordinary Shares occurring on or after the date hereof and prior to the Closing, if any.

(f) Cancellation of Certain SPAC Shares. At the SPAC Effective Time, by virtue of the SPAC Merger and without any action on the part of the SPAC, SPAC Merger Sub or any holder of any SPAC Shares or share capital of SPAC Merger Sub, all SPAC Shares that are owned by the SPAC or any wholly owned subsidiary of the SPAC immediately prior to the SPAC Effective Time shall automatically be canceled, and no other consideration shall be delivered or deliverable in exchange therefor.

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(g) Conversion of SPAC Merger Sub Shares. At the SPAC Effective Time, by virtue of the SPAC Merger and without any action on the part of SPAC, SPAC Merger Sub or any holder of any SPAC Shares or share capital of SPAC Merger Sub, each ordinary share of SPAC Merger Sub that is issued and outstanding immediately prior to the SPAC Effective Time shall be converted into one (1) ordinary share of SPAC Surviving Company, which shall constitute the only outstanding share capital of SPAC Surviving Company.

(h) SPAC Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Cayman Companies Act, the SPAC Shares that are issued and outstanding immediately prior to the SPAC Effective Time and that are held by SPAC Shareholders who shall have demanded properly in writing dissenters’ rights for such SPAC Shares in accordance with Section 238 of the Cayman Companies Act and otherwise complied with all of the provisions of the Cayman Companies Act relevant to the exercise and perfection of dissenters’ rights (the “SPAC Dissenting Shares” and the holders of such SPAC Dissenting Shares being the “SPAC Dissenting Shareholders”) shall be automatically cancelled and cease to exist at the SPAC Effective Time and shall thereafter represent only the right to be paid by SPAC the fair value of such SPAC Dissenting Shares and such other rights provided pursuant to Section 238 of the Cayman Companies Act and shall not be converted into, and such SPAC Dissenting Shareholders shall have no right to receive, the applicable SPAC Merger Consideration, unless and until such shareholder fails to perfect or withdraws or otherwise loses his, her or its right to dissenters’ rights under the Cayman Companies Act. The SPAC Shares owned by any SPAC Shareholder who fails to perfect or who effectively withdraws or otherwise loses his, her or its dissenters’ rights pursuant to the Cayman Companies Act shall be cancelled and converted into, and to have become exchangeable for, as of the SPAC Effective Time, the right to receive the applicable SPAC Merger Consideration pursuant to Section 3.01(e), without any interest thereon. If any SPAC Shareholder gives to SPAC, before the Required SPAC Shareholder Approval is obtained at the Special Meeting, written objection to the SPAC Merger (each, a “Written Objection”) in accordance with Section 238(2) of the Cayman Companies Act (i) SPAC shall, in accordance with Section 238(4) of the Cayman Companies Act, promptly give written notice of the authorization of the SPAC Merger (the “Authorization Notice”) to each such SPAC Shareholder who has made a Written Objection, and (ii) SPAC and the Company may, but are not obliged to, delay the commencement of the Closing and the filing of the SPAC Plan of Merger with the Cayman Registrar, until at least twenty (20) days shall have elapsed since the date on which the Authorization Notice is given (being the period allowed for written notice of an election to dissent under Section 238(5) of the Cayman Companies Act, as referred to in Section 239(1) of the Cayman Companies Act), but in any event subject to the satisfaction or waiver of all of the conditions set forth in Article IX.

(i) Treatment of Public Warrants. At the SPAC Effective Time, by virtue of the SPAC Merger and without any action on the part of SPAC, SPAC Merger Sub or any holder of any Public Warrant and pursuant to the terms of the Holdco Assumed Warrant Agreement, each Public Warrant that is outstanding and unexercised immediately prior to the SPAC Effective Time (assuming consummation of the SPAC Unit Separation), shall be converted into and become a warrant to purchase one (1) Holdco Ordinary Share, and Holdco shall assume each such Public Warrant in accordance with its terms (as in effect as of the date of this Agreement). All rights with respect to SPAC Class A Shares under Public Warrants assumed by Holdco shall thereupon be converted into rights with respect to Holdco Ordinary Shares (a “Holdco Public Warrant”). Accordingly, from and after the SPAC Effective Time: (i) each Holdco Public Warrant may be exercised solely for Holdco Ordinary Shares; (ii) the number of Holdco Ordinary Shares subject to each Holdco Public Warrant shall be equal to the number of SPAC Class A Shares that were subject to such Public Warrant, as in effect immediately prior to the SPAC Effective Time; (iii) the per share exercise price for the Holdco Ordinary Shares issuable upon exercise of each Holdco Public Warrant shall be equal to the per share exercise price of SPAC Class A Shares subject to such Public Warrant, as in effect immediately prior to the SPAC Effective Time; and (iv) any restriction on the exercise of any Holdco Public Warrant shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Public Warrant shall otherwise remain unchanged. The Parties shall take all lawful actions to effect the aforesaid provisions of this Section 3.01(i), including causing the Warrant Agreement to be amended or amended and restated to the extent necessary to give effect to this Section 3.01(i), including adding Holdco as a party thereto.

Section 3.02 Effect on Company Securities in the Scheme of Arrangement. At the Acquisition Effective Time, by virtue of the Scheme of Arrangement and without any action on the part of the Company or any holders of Company Shares:

(a) Deemed Transfer of Certain Company Shares. All Company Shares that are owned by the Company or any wholly-owned subsidiary of the Company (collectively, “Company Treasury Shares”) immediately prior to the Acquisition Effective Time, if any, shall be deemed to have been transferred to SPAC Merger Sub and no consideration shall be delivered or deliverable in exchange therefor.

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(b) Conversion of Company Shares. (i) Each Company Share issued and outstanding immediately prior to the Acquisition Effective Time (except for Company Treasury Shares and the PIPE Shares) will, by virtue of the Scheme of Arrangement and upon the terms and subject to the conditions set forth in this Agreement, be exchanged for the number of Holdco Ordinary Shares equal to the Equity Exchange Ratio (the “Per Company Share Scheme of Arrangement Consideration”), and as of the Acquisition Effective Time, each holder thereof shall cease to have any other rights in or to the Company and (ii) each PIPE Share will, by virtue of the Scheme of Arrangement and upon the terms and subject to the conditions set forth in this Agreement, be exchanged for one (1) validly issued, fully paid and non-assessable Holdco Ordinary Share (the “Per PIPE Share Scheme of Arrangement Consideration”), and as of the Acquisition Effective Time, each holder thereof shall cease to have any other rights in or to the Company.

Section 3.03 Treatment of Company Options.

(a) For purposes of this Agreement, the term “Company Option” means each outstanding and unexercised option to purchase Company Shares, whether or not then vested or fully exercisable, granted prior to the Acquisition Effective Time to any current or former employee, officer, director or other service provider of the Group Companies (each such individual or Person, a “Company Option Holder” and collectively, the “Company Option Holders”). At the Acquisition Effective Time, all of the Company Options outstanding immediately prior to the Acquisition Effective Time that are vested (the “Vested Company Options”) will, automatically and without any action on the part of any Company Option Holder or beneficiary thereof, be cancelled and be converted into a right to receive an amount in cash (less applicable withholdings) equal to the product of (i) the excess, if any, of (A) the Equity Value Per Share over (B) the exercise price per share of such Vested Company Option, and (ii) the number of Company Shares underlying such Vested Company Option. At the Acquisition Effective Time, all of the Company Options outstanding immediately prior to the Acquisition Effective Time that have not vested (the “Unvested Company Options”) will, automatically and without any action on the part of any Company Option Holder or beneficiary thereof, be assumed by Holdco, and each such Unvested Company Option shall be converted into an option to purchase Holdco Ordinary Shares (each, a “Converted Option”). Each Converted Option shall continue to be subject to the same terms and conditions as were applicable to such Unvested Company Option immediately before the Acquisition Effective Time (including expiration date and exercise provisions), except that: (i) the “administrator” with respect to each Converted Option shall be the Board of Directors of Holdco or such committee as the Board of Director of Holdco may appoint, (ii) each Converted Option shall be exercisable for that number of Holdco Ordinary Shares equal to the product (rounded down to the nearest whole number) of (A) the number of Company Shares subject to the Unvested Company Option immediately before the Acquisition Effective Time multiplied by (B) the Equity Exchange Ratio and (iii) the per share exercise price of each Holdco Ordinary Share issuable upon exercise of the Converted Option shall be equal to the quotient obtained by dividing (A) the exercise price per Company Share of such Company Option immediately before the Acquisition Effective Time by (B) the Equity Exchange Ratio (rounded up to the nearest cent); provided, however, that with respect to grantees subject to Taxes in the United States the exercise price and the number of Holdco Ordinary Shares purchasable under each Converted Option shall be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder; provided, further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of Holdco Ordinary Shares purchasable under such Converted Option shall be determined in accordance with the foregoing in a manner that satisfies the requirements of Section 424(a) of the Code.

(b) Prior to the Acquisition Effective Time, the Company shall deliver to each Company Option Holder a notice, in a form reasonably acceptable to SPAC, setting forth the effect of the Mergers (including the Scheme of Arrangement) on such Company Option Holder’s Company Options and describing the treatment of such Company Options in accordance with this Section 3.03.

(c) Prior to the Acquisition Effective Time, the Company shall provide such notice, if any, to the extent required under the terms of the Company Option Plan; obtain any necessary consents, waivers or releases; adopt applicable resolutions; amend the terms of the Company Option Plan or any outstanding awards; and take all other appropriate actions to: (i) effectuate the provisions of this Article III; and (ii) ensure that after the Effective Times (including the Acquisition Effective Time), neither any holder of Company Options, any beneficiary thereof, nor any other participant in the Company Option Plan shall have any right thereunder to acquire any securities of Company or Holdco or to receive any payment or benefit with respect to any award previously granted under the Company Option Plan, except as provided in this Article III.

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Section 3.04 Redemption of Nominee Shares in Holdco. Immediately following the completion of the SPAC Merger, the shares of Holdco held by the Nominee (the “Nominee Holdco Shares”) shall pursuant to the provisions of Holdco’s articles of association and Article 55 of the Jersey Companies Law, become automatically redeemable for the consideration equal to the amount, if any, of the consideration originally paid by the Nominee for such Nominee Holdco Shares, it being expressly stated in Holdco’s articles of association that such conversion shall not constitute a variation of class rights under Jersey Companies Law (the “Nominee Redemption”). In order to implement the Nominee Redemption the board of directors of Holdco (“Holdco Board”) shall approve the Nominee Redemption and pass the statutory solvency statement required under Article 55 of the Jersey Companies Law. The Holdco Ordinary Shares formerly held by the Nominee shall be thereafter canceled.

Section 3.05 Issuance of Holdco Ordinary Shares.

(a) Notwithstanding anything in this Agreement, no fraction of a Holdco Ordinary Share will be issued by virtue of the Scheme of Arrangement, and the Persons who would otherwise be entitled to a fraction of a Holdco Ordinary Share or (after aggregating all fractional Holdco Ordinary Shares, that otherwise would be received by such Person) shall receive from Holdco, in lieu of such fractional share, and to the extent a fractional Holdco Ordinary Share is issuable as part of the Scheme of Arrangement Consideration after aggregating all fractional Holdco Ordinary Shares, as applicable, that otherwise would be received by such shareholder, one (1) Holdco Ordinary Share.

(b) The number of Holdco Ordinary Shares that each Person is entitled to receive as a result of the Scheme of Arrangement and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any stock split, split-up, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Holdco Ordinary Shares), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Holdco Ordinary Shares occurring on or after the date hereof and prior to the Closing.

Section 3.06 Transfer Agent Procedures.

(a) Following the date hereof and prior to the Effective Times, Holdco shall appoint Computershare or another qualified transfer agent as mutually agreed by the Company and SPAC, to act as the transfer agent (the “Transfer Agent”) for purposes of issuing the SPAC Merger Consideration and Scheme of Arrangement Consideration pursuant to Section 3.01 and Section 3.02, respectively. Each of the SPAC and the Company shall, and shall cause its respective Representatives to, reasonably cooperate with the Transfer Agent in connection with the covenants and agreements in this Section 3.06, including the provision of any information, or the entry into any agreements or documentation, necessary or advisable, as determined in good faith by Holdco, or otherwise required by the Transfer Agent to fulfill its duties as the Transfer Agent in connection with the Transactions.

(b) At the Acquisition Effective Time, Holdco shall deposit with the Transfer Agent the Scheme of Arrangement Consideration. As soon as practicable after the Acquisition Effective Time (and in no event later than five (5) Business Days after the Acquisition Effective Time), Holdco shall cause the Transfer Agent to issue to each record holder of Company Shares entitled to receive a portion of the Scheme of Arrangement Consideration their respective Per Company Share Scheme of Arrangement Consideration and/or Per PIPE Share Scheme of Arrangement Consideration, as applicable, in book-entry form. All Holdco Ordinary Shares issued in accordance with this Section 3.06(b) shall be deemed to have been issued in full satisfaction of all rights pertaining to the Company Shares, and there shall be no further registration of transfers on the records of the Company of the Company Shares that were outstanding immediately prior to the Acquisition Effective Time. If, after the Acquisition Effective Time, Company Shares are presented to Holdco or the Company for any reason, they shall be exchanged as provided in this Section 3.06(b).

(c) At the SPAC Effective Time, Holdco shall deposit with the Transfer Agent the SPAC Merger Consideration. As soon as practicable after the SPAC Effective Time (and in no event later than five (5) Business Days after the SPAC Effective Time), Holdco shall cause the Transfer Agent to issue the SPAC Merger Consideration to the record holders of SPAC Shares entitled to receive a portion of the SPAC Merger Consideration in book-entry form, and the electronic or book entry positions representing the SPAC Shares shall be canceled. All Holdco Ordinary Shares issued in accordance with this Section 3.06(c) shall be deemed to have been issued in full satisfaction of all rights pertaining to the SPAC Shares and there shall be no further registration of transfers on the records of the SPAC Surviving Company of the SPAC Shares that were outstanding immediately prior to the SPAC Effective Time. If, after the SPAC Effective Time, SPAC Shares are presented to Holdco or the SPAC Surviving Company for any reason, they shall be cancelled and exchanged as provided in this Section 3.06(c).

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Section 3.07 Certificates and Closing Deliverables.

(a) Company Securityholder Allocations Certificate. Not later than two (2) Business Days prior to the Closing Date, the Company shall deliver to SPAC written notice setting forth the Company Securityholder Allocations, which shall be final and binding on the Parties.

(b) Company Expenses Certificate. Not later than two (2) Business Days prior to the Closing Date, the Company shall deliver to SPAC written notice setting forth the Company’s good faith estimate, as of the Closing, of the unpaid Company Transaction Expenses (including a list of all such unpaid expenses together with written invoices and wire transfer instructions for the payment thereof).

(c) SPAC Expenses Certificate. Not later than two (2) Business Days prior to the Closing Date, SPAC shall deliver to the Company written notice setting forth SPAC’s good faith estimate, as of the Closing, of the unpaid SPAC Transaction Expenses (including a list of all such unpaid expenses together with written invoices and wire transfer instructions for the payment thereof).

(d) Closing Certificate: Prior to the Closing, SPAC shall deliver to the Company a certificate, signed by an authorized representative of SPAC and dated as of the Closing Date, certifying as to the following matters:

(i) The Fundamental Representations of SPAC are true and correct in all material respects on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); the representations and warranties of SPAC contained in Section 5.07(a) are true and correct in all material respects on and as of the Closing Date; and all other representations and warranties set forth in Article V hereof are true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where any failures of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

(ii) SPAC has performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, in each case in all material respects.

(iii) No SPAC Material Adverse Effect has occurred since the date of this Agreement that is continuing.

(e) SPAC Closing Deliverables and Obligations:

(i) SPAC shall duly deliver all of the certificates, instruments, Contracts and other documents specified to be delivered by it hereunder on or prior to the Closing, including the A&R Registration Rights Agreement, duly executed by the SPAC Sponsor.

(ii) SPAC shall use its best endeavors to procure that each of the covenants of SPAC Sponsor and the other SPAC Shareholders party to the Sponsor Support Agreement that are required under the Sponsor Support Agreement be performed as of or prior to the Closing, be performed in all material respects.

Section 3.08 U.S. Tax Treatment of the Transactions.

(a) It is intended by the Parties that, for U.S. federal, state and local income Tax purposes, (i) the SPAC Merger, the Scheme of Arrangement (taken together with the Company CTB), SPAC Class B Share Conversion, and the Liquidation shall be treated in accordance with the Intended U.S. Tax Treatment and (ii) this Agreement is hereby adopted as a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

(b) For U.S. federal income tax purposes (and for purposes of any applicable state or local Tax purposes that follow the U.S. federal income tax treatment), the Parties shall prepare and file all Tax Returns consistent with the Intended U.S. Tax Treatment and shall not take any inconsistent position on any Tax Return, or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.

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Section 3.09 Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Transfer Agent, SPAC, the SPAC Merger Sub, Holdco, the Company, their respective Affiliates, and any other applicable withholding agent (each, a “Payor”) shall be entitled to deduct and withhold from any amount payable or other consideration deliverable pursuant to this Agreement any amount required to be deducted or withheld with respect to the making of such payment or delivery of such consideration under applicable Legal Requirements; provided that, if any Payor determines that any amounts payable to any Person pursuant to this Agreement is subject to deduction and/or withholding, then such Payor shall use commercially reasonable efforts to (i) provide notice to such Person as soon as reasonably practicable after such determination, and (ii) cooperate with such Person to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Legal Requirements. To the extent that amounts are so deducted or withheld and paid to the appropriate Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 3.10 Taking of Necessary Action; Further Action. If, at any time after the Effective Times, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the SPAC Surviving Company following the SPAC Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC and SPAC Merger Sub, the officers, directors, managers and members, as applicable, (or their designees) of the Company, SPAC, SPAC Merger Sub, and Holdco, are fully authorized in the name of their respective entities or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the letter dated as of the date of this Agreement delivered by the Company to SPAC prior to or in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”); or (ii) as disclosed in the Company’s public filings filed or furnished with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such public filings), excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, the Company hereby represents and warrants to SPAC, Holdco and SPAC Merger Sub as of the date of this Agreement and as of the Closing Date (other than such representations and warranties that are expressly made as of a certain date, which are made as of such date) as follows:

Section 4.01 Organization and Qualification. The Company is a public company limited by shares duly formed, validly existing and in good standing under the applicable Legal Requirements of the Bailiwick of Jersey and has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. The Company is duly qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to so qualify would not reasonably be expected to have a Company Material Adverse Effect. Complete and correct copies of the Governing Documents of the Company as currently in effect, have been made available to SPAC. The Company is in compliance in all material respects with the provisions of the Company’s Governing Documents.

Section 4.02 Company Subsidiaries.

(a) The Company’s direct and indirect Subsidiaries, together with their jurisdiction of incorporation or organization, as applicable, are listed on Schedule 4.02(a) of the Company Disclosure Letter (the “Company Subsidiaries” and each a “Company Subsidiary”). The Company owns, directly or indirectly, all of the outstanding equity securities of the Company Subsidiaries, free and clear of all Liens (other than Permitted Liens). Except for the Company Subsidiaries, the Company does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, under which it may become obligated to make, any future investment in or capital contribution to any other entity.

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(b) Each Company Subsidiary is duly incorporated, formed or organized, validly existing and (where applicable) in good standing under the laws of its jurisdiction of incorporation, formation or organization and has the requisite corporate, limited liability company or equivalent power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each Company Subsidiary is duly qualified to do business in each jurisdiction in which the conduct of its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or be in good standing would not reasonably be expected to have a Company Material Adverse Effect. Complete and correct copies of the Governing Documents of each Company Subsidiary, as amended and currently in effect, have been made available to SPAC. Each Company Subsidiary is in compliance in all material respects with the provisions of its Governing Documents.

(c) All issued and outstanding shares of capital stock, limited liability company interests and equity interests of each Company Subsidiary (i) have been duly authorized, validly issued, fully paid and are non-assessable, (ii) are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right and (iii) have been offered, sold and issued in compliance in all material respects with applicable Legal Requirements and the applicable Company Subsidiary’s respective Governing Documents.

(d) There are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which any Company Subsidiary is a party or by which it is bound obligating such Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any ownership interests of such Company Subsidiary or obligating such Company Subsidiary to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

Section 4.03 Capitalization of the Company.

(a) The Company has provided, as of the date hereof, (i) the authorized share capital of the Company, (ii) the number, class and series of Company Shares owned by each holder thereof, together with the name of each registered holder thereof, and (iii) a list of all holders of outstanding Company Options, including the number of Company Shares subject to each such Company Option and the exercise price for such Company Option.

(b) Except for currently outstanding Company Options which have been granted to employees, consultants or directors pursuant to the Company Option Plan, or as disclosed on Schedule 4.03(b) of the Company Disclosure Letter or otherwise pursuant to the Company’s articles of association, as may be amended, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Company or any of its Subsidiaries is authorized or outstanding, and (ii) there is no commitment by the Company or its Subsidiaries to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of their respective equity securities any evidence of indebtedness, to repurchase or redeem any securities of the Company or its Subsidiaries or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. There are no declared or accrued unpaid dividends with respect to any equity securities of the Company or any of its Subsidiaries.

(c) All issued and outstanding Company Shares (including those that will be issued immediately following the execution of this Agreement) are, and all Company Shares which may be issued pursuant to the exercise or conversion of Company Options, when issued in accordance with the terms of the Company Options will be, (i) duly authorized, validly issued, fully paid and non-assessable, (ii) not subject to any preemptive rights created by statute, the Company’s Governing Documents or any agreement to which the Company is a party, and (iii) free of any Liens. All issued and outstanding Company Shares, Company Options (including those that will be issued immediately following the execution of this Agreement) were issued in compliance in all material respects with applicable Legal Requirements.

(d) Except as set forth on Schedule 4.03(d) of the Company Disclosure Letter, no outstanding Company Shares (including those that will be issued immediately following the execution of this Agreement) are subject to vesting or forfeiture rights or repurchase by a Group Company. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights with respect to any Group Company or any of its securities.

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(e) All distributions, dividends, repurchases and redemptions in respect of the capital stock (or other equity interests) of the Company were undertaken in compliance with the Company’s Governing Documents then in effect, any agreement to which the Company then was a party and in compliance with applicable Legal Requirements.

(f) Except in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings, to which any Group Company is a party or by which any Group Company is bound with respect to any ownership interests of the applicable Group Company.

(g) Except as provided for in this Agreement, as a result of the consummation of the Transactions, no share capital, warrants, options or other securities of any Group Company are issuable and no rights in connection with any shares, warrants, options or other securities of any Group Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(h) Except as set forth in Schedule 4.03(h) of the Company Disclosure Letter, no Group Company has any Indebtedness for borrowed money.

Section 4.04 Authority Relative to this Agreement. The Company has all requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that the Company has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out the Company’s obligations hereunder and thereunder and to consummate the Transactions (including the Mergers). The execution and delivery by the Company of this Agreement and the other Transaction Agreements to which it is a party and the consummation by the Company of the Transactions (including the Mergers) have been duly and validly authorized by all corporate action on the part of the Company (including the approval by its board of directors), and no other proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions other than receipt of the Requisite Majority approval. This Agreement and the other Transaction Agreements to which it is a party have been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute the legal and binding obligations of the Company, enforceable against the Company in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

Section 4.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery by the Company of this Agreement and the other Transaction Agreements to which it is a party do not, the performance of this Agreement and the other Transaction Agreements to which it is a party by the Company shall not, and the consummation of the Transactions will not: (i) conflict with or violate any Group Company’s Governing Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 4.05(b) are duly and timely obtained or made, conflict with or violate any applicable Legal Requirements; (iii) result in any breach of or constitute a default (with or without notice or lapse of time, or both) under, or impair the Company’s or any of its Subsidiaries’ rights or, in a manner adverse to any of the Group Companies, alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration (including any forced repurchase) or cancellation under, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of any of the Group Companies pursuant to, any Contracts, except with respect to clause (ii) and (iii), as would not, reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company, or the other Transaction Agreements to which it is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for: (i) the filing of the Act of the Court; (ii) the filing and effectiveness of the Registration Statement in accordance with the Securities Act and the Exchange Act; (iii) applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder; (iv) the filing of any notifications required pursuant to Antitrust Laws, and the expiration of the required waiting periods thereunder; (v) the filing of any petitions to the Swedish Securities Council to obtain the required rulings for the consummation of the Transactions; (vi) the consents, approvals, authorizations and permits described on Schedule 4.05(b) of the Company Disclosure Letter; and (vii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

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Section 4.06 Compliance; Approvals. To the Knowledge of the Company, each of the Group Companies is not, and in the past eighteen (18) months has not been in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no notice of non-compliance with any applicable Legal Requirements has been received by any of the Group Companies in the past eighteen (18) months. Each Group Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted except for failures to possess such Approvals would be expected to have a Company Material Adverse Effect. Each Approval held by the Group Companies is valid, binding and in full force and effect in all material respects. None of the Group Companies (i) is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any material term, condition or provision of any such Approval, or (ii) has received any notice in writing from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (i) and (ii) as would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.07 Financial Statements.

(a)  The Company has made available to SPAC true and complete copies of: (i) the audited consolidated balance sheets of the Group Companies as of December 31, 2023 and 2024, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows of the Group Companies for the fiscal years then ended (collectively, the “Audited Financial Statements”); and (ii) the unaudited consolidated balance sheets of the Group Companies as of June 30, 2025, and the related consolidated statements of operations, shareholders’ deficit and cash flows of the Group Companies for the fiscal years then ended (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements: (i) fairly present in all material respects the financial position of the Group Companies, as at the respective dates thereof, and the results of their operations and their cash flows for the respective periods then ended; (ii) were prepared in conformity with International Financial Reporting Standards (“IFRS”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and subject to audit adjustments that will not be material in amount or effect); and (iii) were prepared from, and are in accordance with, the books and records of the Group Companies.

(b) To the Knowledge of the Company, since the Reference Date, the Company has established and maintained a system of internal controls sufficient to provide reasonable assurance (i) that transactions are executed in accordance with management’s authorizations, (ii) that transactions, receipts and expenditures of the Group Companies are being executed and made only in accordance with appropriate authorizations of management of the Company, (iii) that transactions are recorded as necessary to permit preparation of financial statements to maintain accountability for assets, (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Group Companies and (v) that accounts, notes and other receivables and inventory are recorded accurately. The Company has not identified or been made aware of, and has not received from its independent auditors any notification of, any (x) “significant deficiency” in the internal controls over financial reporting of the Group Companies, (y) “material weakness” in the internal controls over financial reporting of the Group Companies or (z) fraud, whether or not material, that involves management or other employees of the Group Companies who have a role in the internal controls over financial reporting of the Group Companies.

(c) There are no outstanding loans or other extensions of credit made by the Group Companies to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(d) None of the Group Companies is a party to, or has any commitment to become a party to any material off-balance sheet partnership or similar arrangement (including any Contract or agreement relating to any transaction or relationship between or among the Company and any of the Group Companies, on the one hand, and any unconsolidated affiliate on the other hand), including any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(e) None of the Group Companies has stopped paying for any material duration, its debts as they fall due.

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Section 4.08 No Undisclosed Liabilities. The Group Companies have no material liabilities (whether direct or indirect, absolute, accrued, contingent or otherwise), except: (a) liabilities provided for in, or otherwise disclosed or reflected in the most recent balance sheet included in the Financial Statements; (b) liabilities arising in the Ordinary Course of Business since the date of the most recent balance sheet included in the Financial Statements; (c) liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Transaction Agreements; (d) obligations for future performance under any Contract to which any Group Company is party or bound (unrelated to any breach or violation thereof); or (e) such other liabilities and obligations which are not, individually or in the aggregate, expected to have a Company Material Adverse Effect.

Section 4.09 Absence of Certain Changes or Events. Since June 30, 2025, there has not been (a) any Company Material Adverse Effect or (b) any action taken by any of the Group Companies that would, if such action were taken between the date hereof and the Closing Date, without the consent of SPAC, constitute a breach of any covenant under Section 7.01.

Section 4.10 Litigation. Except as disclosed on Schedule 4.10 of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, there is not, and since the Reference Date there has not been: (a) any pending or, to the Knowledge of the Company, threatened Legal Proceeding against any Group Company or any of its properties or assets, or any of the directors, managers or officers of any Group Company with regard to their actions as such; (b) any pending or, to the Knowledge of the Company, threatened audit, examination or investigation by any Governmental Entity against any Group Company or any of its properties or assets, or any of the directors, managers or officers of any Group Company with regard to their actions as such; (c) any pending or threatened Legal Proceeding by any Group Company against any third party; (d) any settlement or similar agreement that imposes any material ongoing obligation or restriction on any Group Company; and (e) any Order imposed or, to the Knowledge of the Company, threatened to be imposed upon any Group Company or any of its respective properties or assets, or any of the directors, managers or officers of any Group Company with regard to their actions as such.

Section 4.11 Employee Benefit Plans.

(a) Schedule 4.11(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each material Employee Benefit Plan, excluding any individual employment or consulting agreement or offer letter that either: (i) is terminable by the Company at will; or (ii) provides for notice and/or garden leave and/or severance obligations only as required by applicable Legal Requirements, in each case, so long as such agreement or offer letter does not provide for: (A) severance, notice, garden leave or any similar obligations beyond those required by applicable Legal Requirements; (B) transaction or retention bonuses or change in control payments; or (C) Tax gross-ups; provided, however, that a form of any such excluded agreement or offer letter is required to be listed.

(b) With respect to each material Employee Benefit Plan, the Company has made available a true, correct, and complete copy of the following documents, to the extent applicable: (i) the current plan documents and any amendments thereto (or in the case of an unwritten plan, a written description thereof; (ii) the most recent determination letter and/or opinion letter from the IRS; (iii) the most recent summary plan description (and all summaries of material modifications); and (iv) any non-routine correspondence with any Governmental Entity dated within the past eighteen (18) months.

(c) Each Employee Benefit Plan has, since the Reference Date, been established, maintained and administered in all material respects in accordance with its terms and with all applicable Legal Requirements. To the Knowledge of the Company, no non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA and Section 4975 of the Code has occurred or is reasonably expected to occur with respect to any Employee Benefit Plan for which the Company has any material unsatisfied liability.

(d) Each Employee Benefit Plan intended to qualify under Section 401 of the Code has received a favorable determination or opinion letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, there are no existing circumstances that could reasonably be expected to affect adversely the qualified status of any such Employee Benefit Plan.

(e) No Group Company or any of their respective ERISA Affiliates has at any time in the past six (6) years sponsored or has in the past six (6) years been obligated to contribute to, or has any liability in respect of an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412

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of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA). No Group Company sponsors, maintains, contributes to or has any liability with respect to any: (i) “multiple employer plan” as defined in Section 413(c) of the Code; or (ii) “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(f) None of the Employee Benefit Plans provides for, and the Group Companies have no liability in respect of, post-retiree health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or other Legal Requirements.

With respect to any Employee Benefit Plan no actions, suits, claims (other than routine claims for benefits in the Ordinary Course of Business), audits, proceedings or lawsuits are pending, or, to the Knowledge of the Company, threatened against any Employee Benefit Plan, the assets of any of the trusts under such plans or the plan sponsor or administrator, or against any fiduciary of any Employee Benefit Plan with respect to the operation thereof. To the Knowledge of the Company, no event has occurred, and no condition exists that would subject the Company to any material Tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other Legal Requirements.

(g) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, officer, contractor or director of the Company or its subsidiaries under any Employee Benefit Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, officer, contractor or director of the Company or its subsidiaries under any Employee Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, officer, contractor or director of the Company or its subsidiaries under any Employee Benefit Plan; or (iv) limit the right to merge, amend or terminate any Employee Benefit Plan.

(h) Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.

(i) The Company maintains no obligations under any Employee Benefit Plan to gross-up or reimburse any individual for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(j) Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been established, operated and maintained in compliance with Section 409A of the Code in all material respects. Each Company Option that has been granted to a U.S. taxpayer grantee, has been granted with an exercise price that is intended to be no less than the fair market value of the underlying Company common stock on the date of grant, as determined in accordance with Section 409A of the Code.

(k) Each Employee Benefit Plan subject to the Legal Requirements of any jurisdiction outside the United States (each, a “Foreign Plan”) is listed on Schedule 4.11(l) of the Company Disclosure Letter. With respect to each Foreign Plan: (i) such Foreign Plan has been operated in compliance in all material respects with the terms of such Foreign Plan and the applicable Legal Requirement of each jurisdiction in which such Foreign Plan is maintained, to the extent those Legal Requirements are applicable to such Foreign Plan, and there are no pending investigations by any Governmental Entity involving such Foreign Plan, and no pending claims (except for claims for benefits payable in the normal operation of such Foreign Plan), suits or proceedings against such Foreign Plan or asserting any rights or claims to benefits under such Foreign Plan; (ii) all employer contributions to each such Foreign Plan required by applicable Legal Requirements or by the terms of such Foreign Plan have been made in all material respects, or, if applicable, based on reasonable actuarial assumptions and accrued in accordance with IFRS; (iii) there are no unpaid amounts past due in respect of any such Foreign Plan in which any Group Company participates; (iv) each such Foreign Plan required to be registered has been registered and has been maintained in good standing in all material respects with applicable regulatory and administrative authorities and is approved by any applicable taxation authorities to the extent such approval is available; (v) to the Knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing; (vi) each such Foreign Plan required to be fully funded or fully insured, is fully funded or fully insured, including any back-service obligations, on an ongoing and

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termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with all applicable Legal Requirements, in each of the foregoing cases except as would not be material to the Group Companies taken as a whole; (vii) no Foreign Plan has unfunded liabilities that will not be offset by insurance or that are not fully accrued on the Financial Statements; and (viii) the consummation of the Transactions will not by itself create or otherwise result in any liability with respect to such Foreign Plan.

Section 4.12 Labor Matters.

(a) The Company has provided a complete and accurate list (redacted as required by applicable law) of the following information for each employee and independent contractor of the Group Companies, including each employee on leave of absence or layoff status: job title, department, work location, date of hire, status, actual scope of employment (i.e., full-time, part-time, or temporary), current overtime classification (i.e., exempt or non-exempt), and salary. Other than as set forth in Schedule 4.12(a) of the Company Disclosure Letter, the employment of each of the employees of the Group Companies is terminable, if not at will, then with no more than three (3) months prior notice. Except as disclosed on Schedule 4.12(b) of the Company Disclosure Letter, no Group Company is a party to or bound by any labor agreement, works council, collective bargaining agreement or other labor Contract applicable to current or former employees of any Group Company. No employees of the Group Companies are represented by any Company-recognized labor union, labor organization, or works council with respect to their employment with the Group Companies. There are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal or Governmental Entity, nor has any such representation proceeding, petition, or demand been brought, filed, made, or, to the Knowledge of the Company, threatened since the Reference Date. Since the Reference Date, there have been no labor organizing activities involving any Group Company or with respect to any employees of the Group Companies or, to the Knowledge of the Company, threatened by any labor organization, work council or group of employees. No collective bargaining agreement is currently being negotiated or required to be negotiated. None of the Group Companies is in breach of any of the collective bargaining agreements listed in Schedule 4.12(b) of the Company Disclosure Letter, and no event has occurred, and no circumstance or condition exists, that will, or could reasonably be expected to: (i) result in a violation or breach of any of the provisions of any such collective bargaining agreement; (ii) give any Person the right to accelerate the maturity or performance of any terms or obligations under such collective bargaining agreement or to otherwise require amendment of its terms; or (iii) give any Person the right to cancel or terminate any such collective bargaining agreement.

(b) Since the Reference Date, there have been no strikes, work stoppages or slowdowns, lockouts or arbitrations, material grievances, unfair labor practice charges or other material labor disputes pending or, to the Knowledge of the Company, threatened against or affecting the Group Companies involving any employee or former employee of, or other individual who provided services to, any Group Company. There are no charges, grievances or complaints against any Group Company, in each case related to any alleged unfair labor practice(s), pending or, to the Knowledge of the Company, threatened by or on behalf of any employee, former employee, or labor organization. There are no continuing obligations of the Group Companies pursuant to the resolution of any such Legal Proceeding that is no longer pending.

(c) None of the officers, key employees or group of employees of any Group Company (i) has given written notice of any intent to terminate his or her employment with the applicable Group Company and/or (ii) to the Knowledge of the Company, has received an offer which is still valid to join a business that is competitive with the business of the Group Companies. The Group Companies are in compliance and, to the Knowledge of the Company, each of their employees and consultants are in compliance with the terms of any employment, nondisclosure, restrictive covenant, and consulting agreements between any Group Company and such individuals, in each case except as would not be material to the Group Companies taken as a whole. Except as disclosed on Schedule 4.12(c) of the Company Disclosure Letter, none of the Group Companies has a present intention to terminate the employment of any officer or key employee.

(d) Each Group Company has complied and is in compliance in all material respects with all employee related notification, information, consultation, co-determination and bargaining obligations arising under any applicable collective bargaining agreement or law.

(e) To the Knowledge of the Company, no written notice or written complaint has been received by any Group Company since the Reference Date asserting or alleging discriminatory conduct or harassment, including sexual harassment or sexual misconduct against any officer, director or key employee of any Group Company.

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(f) Except as disclosed on Schedule 4.12(f) of the Company Disclosure Letter, since the Reference Date, there have been no material complaints, charges, investigations, claims or Legal Proceedings against the Group Companies filed or pending or, to the Knowledge of the Company, threatened based on, arising out of, in connection with or otherwise relating to any employment Legal Requirement, labor matter or employment practice of any Group Company, and the Group Companies have not received any notice of intent by any Governmental Entity responsible for the enforcement of labor and employment laws to conduct or initiate an investigation, audit or Legal Proceeding relating to any employment or labor laws or employment practice of any Group Company. Each Group Company is, and has been since the Reference Date, in material compliance with all applicable Legal Requirements respecting employment and employment practices, including all laws respecting terms and conditions of employment, wages and hours, the Worker Adjustment and Retraining Notification Act, and any similar foreign, state or local “mass layoff” or “plant closing” laws (the “WARN Act”), collective bargaining, immigration, benefits, labor relations, harassment, discrimination, civil rights, pay equity, child labor, equal employment opportunity, safety and health, workers’ compensation, guidance and regulations, and the collection and payment of withholding and/or social security taxes and any similar Tax.

(g) There has been no “mass layoff”, “plant closing” or other similar event under the WARN Act with respect to any Group Company since the Reference Date, and the transactions contemplated herein will not prior to or through the Closing result in a “mass layoff” or “plant closing” or other similar event under the WARN Act.

(h) No Group Company is liable for any arrears of wages or related penalties with respect thereto, except, in each case, (i) as would not be material to the Group Companies taken as a whole or (ii) with respect to any deferred bonus amounts or other similar amounts due or payable in the Ordinary Course of Business. All amounts that the Group Companies are legally or contractually required to either (x) deduct from the employees’ salaries and/or to transfer to the employees’ pension, pension fund, pension insurance fund, managers’ insurance, severance fund, insurance and other funds for or in lieu of severance or provident fund, life insurance, incapacity insurance, continuing education fund or other similar funds or insurance; or (y) withhold from their employees’ wages and/or benefits and pay to any Governmental Entity as required by applicable Legal Requirements, have been duly deducted, transferred, withheld and paid other than would not reasonably be expected to result in a Company Material Adverse Effect.

(i) The execution of this Agreement and the consummation of the Transactions contemplated by this Agreement will not result in any breach or other violation of any collective bargaining agreement, employment agreement, consulting agreement, or any other labor-related agreement to which the Group Companies are a party or bound. The Group Companies have satisfied in all material respects any pre-signing legal or contractual requirement to provide notice to, or to enter into any consultation procedure with, any labor union, labor organization, or works council, which is representing any employee of the Group Companies, in connection with the execution of this Agreement or the Transactions contemplated by this Agreement.

(j) All employees working in the United States are employed “at will.”

(k) To the Knowledge of the Company, all employees who perform services in the United States for any Group Company are either United States citizens or are otherwise legally authorized to work in the United States under the Immigration Reform and Control Act of 1986, as amended, and any applicable Legal Requirement relating to the employment of non-United States citizens. With respect to all employees performing services in the United States, the Group Companies are in compliance with, and since March 13, 2024, have complied in all material respects with, all Legal Requirements with respect to work eligibility and have properly completed and maintained I-9 documentation for each employee. No Group Company has been the subject of an audit or investigation from the United States Department of Homeland Security, including the United States Immigration and Customs Enforcement or any predecessor thereto, or any other immigration-related enforcement proceeding, and since the Reference Date, no Group Company has received notice of any potential or actual violation of applicable immigration or I-9 Legal Requirements. The Group Companies have provided SPAC a list of all employees working in the United States on a visa or work permit and the date such visa or permit is set to expire.

Section 4.13 Real Property; Tangible Property.

(a) The Group Companies do not, and never have, owned any real property.

(b) Each Group Company has a valid and enforceable leasehold interest under each of the real property leases under which it is a lessee (the “Company Leased Properties”), free and clear of all Liens (other than Permitted Liens) and each of the leases, lease guarantees, agreements and documents related to any Company Leased

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Properties, including all material amendments, letter agreements, terminations and modifications thereof (collectively, the “Company Real Property Leases”), is in full force and effect. The Company has made available to SPAC true, correct and complete copies of all Company Real Property Leases. No Group Company is in breach of or default under any Company Real Property Lease, and, to the Knowledge of the Company, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default, other than such breaches or defaults as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. To the Knowledge of the Company, there are no pending condemnation proceedings with respect to any of the Company Leased Properties. No Group Company has received or given any notice of any default or event that with notice or lapse of time, or both, would constitute a breach or default by any Group Company under any of the Company Real Property Leases and, to the Knowledge of the Company, no other party is in breach or default thereof, other than such breaches or defaults as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Schedule 4.13(b) of the Company Disclosure Letter contains a true and correct list of all Company Real Property Leases. Except as set forth on Schedule 4.13(b), no Person other than the Group Companies has the right to use the Company Leased Properties.

(c) Each Group Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its tangible assets, free and clear of all Liens other than: (i) Permitted Liens; (ii) the rights of lessors under any Company Real Property Lease; and (iii) the Liens specifically identified on the Schedule 4.13(c) of the Company Disclosure Letter. The tangible assets (together with the Intellectual Property and contractual rights) of the Group Companies: (A) constitute all of the assets, rights and properties that are currently being used for the operation of the businesses of the Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the Group Companies as currently conducted; and (B) have been maintained in all material respects in accordance with generally applicable accepted industry practice, are in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being put.

Section 4.14 Taxes.

(a) All material Tax Returns required to be filed by or on behalf of each Group Company have been duly and timely filed with the appropriate Governmental Entity and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by or on behalf of each Group Company (whether or not shown on any Tax Return) have been fully and timely paid to the appropriate Governmental Entity.

(b) Each of the Group Companies has complied in all material respects with all applicable Legal Requirements relating to the withholding or collecting and remittance of all material amounts of Taxes and withheld or collected and timely paid to the appropriate Governmental Entity all material amounts of Taxes required to have been withheld or collected and paid.

(c) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity in writing (nor to the Knowledge of the Company, verbally) against any Group Company which has not been fully paid or resolved.

(d) No material Tax audit or other examination of or action, suit or proceeding with respect to any Group Company by any Governmental Entity is presently in progress, nor has any Group Company been notified in writing of any (nor to the Knowledge of the Company is there any) request or threat for such an audit or other examination or action, suit, or proceeding.

(e) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Group Companies.

(f) No Group Company: (i) has any material liability for the Taxes of another Person (other than any Group Company) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Legal Requirements), or as a transferee or a successor; (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (excluding any such agreement the sole parties to which are the Group Companies and excluding commercial agreements entered into in the Ordinary Course of Business and the principal purposes of which is not related to Taxes); or (iii) is or has ever been a member of an affiliated, consolidated, combined or unitary group for U.S. federal, state, local, or non-U.S. income Tax purposes or included on any such Tax Return (excluding any such group or Tax Return solely including the Group Companies).

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(g) No Group Company: (i) has consented to extend the time in which any Tax may be assessed or collected by any Governmental Entity (other than ordinary course extensions of time to file Tax Returns), which extension is still in effect; or (ii) has entered into or been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(h) No Group Company has received written notice from a Governmental Entity that it has, or has ever had, a permanent establishment (within the meaning of an applicable Tax treaty or applicable local law) in any country other than the country of its organization.

(i) During the two (2) year period ending on the date of this Agreement, no Group Company was a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to be governed in whole or in part by Section 355 of the Code.

(j) The Company is not and has never been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or treated as a “domestic corporation” under Section 7874(b) of the Code.

(k) The Company is treated as a corporation for U.S. federal, state, and local income tax purposes.

(l) No Group Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or existed on or prior to the Closing (in each case where there is a reference to the Code or Treasury Regulations, including any corresponding or similar provision of state, local or non-U.S. Legal Requirements): (i) an installment sale or open transaction, (ii) a prepaid amount received or deferred revenue recognized outside the Ordinary Course of Business, (iii) an intercompany item under Treasury Regulation Section 1.1502-13 or an excess loss account under Treasury Regulations Section 1.1502-19, or (iv) a change in or use of an improper accounting method, including pursuant to Section 481 of the Code.

(m) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Legal Requirements), private letter rulings, technical advice memoranda or similar agreements or rulings have been requested, entered into or issued by any Governmental Entity with respect to a Group Company which agreement or ruling would be effective after the Closing Date (or, for the avoidance of doubt, that would require any Group Company to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date).

(n) The Company has not taken, or agreed to take, any action not contemplated by this Agreement that would reasonably be expected to prevent the Transactions from qualifying for the Intended U.S. Tax Treatment. To the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to prevent the Transactions from qualifying for the Intended U.S. Tax Treatment.

Nothing in Section 4.14 or any other provision of this Agreement shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date, or limitations on (or availability of) any net operating losses, Tax basis or other Tax attributes of (or with respect to) any Group Company or with respect to the Tax matters of (or with respect to) any Group Company for any taxable period (or portion thereof) ending after the Closing Date.

Section 4.15 Brokers. Except as set forth in Schedule 4.15 of the Company Disclosure Letter, the Group Companies have not incurred, directly or indirectly, any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or the Transactions.

Section 4.16 Intellectual Property.

(a) Schedule 4.16(a) of the Company Disclosure Letter sets forth a list of all registered Intellectual Property constituting Owned Intellectual Property, including: (i) issued patents and pending applications for patents; (ii) registered Trademarks and pending applications for registration of Trademarks; (iii) registered Copyrights and pending applications for registration of Copyrights; and (iv) Internet domain names registrations (the Intellectual Property referred to in clauses (i) through (iv), collectively, the “Company Registered Intellectual Property”). Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, all of the Company Registered Intellectual Property is subsisting and valid and enforceable.

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(b) To the Knowledge of the Company, the Company or one (1) of its Subsidiaries exclusively owns all right, title, and interest in and to all Owned Intellectual Property material to the conduct of the businesses of the Group Companies as presently conducted and has a license, sublicense or otherwise possesses legally enforceable rights, to use all other Company Intellectual Property material to and necessary for the conduct of the businesses of the Group Companies as presently conducted, free and clear of all Liens (other than Permitted Liens).

(c) Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, to the Knowledge of the Company, the Owned Intellectual Property and the conduct of the businesses of the Group Companies has not, in the past six (6) years, infringed, misappropriated or otherwise violated, and is not infringing, misappropriating or otherwise violating, any Intellectual Property of any Person and no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any of the Owned Intellectual Property. In the past six (6) years, the Company has not received any written unsolicited offers to license any Intellectual Property from any Person. There is no action or litigation pending or threatened in writing (or, to the Knowledge of the Company, otherwise threatened) against any of the Group Companies, and the Company has not received any written notice from any Person pursuant to which any Person is: (i) alleging that the conduct of the business of any of the Group Companies is infringing, misappropriating or otherwise violating any Intellectual Property of any third party; or (ii) contesting the use, ownership, validity or enforceability of any of the Owned Intellectual Property (other than immaterial office actions before a relevant Intellectual Property office that may arise in the ordinary course of prosecution of pending applications of immaterial Company Registered Intellectual Property), and, to the Knowledge of the Company, there are no facts which indicate a credible likelihood of, any direct, vicarious, indirect, contributory or other infringement, violation or misappropriation by any of the Group Companies of any Company Intellectual Property (including any cease-and-desist letters or demands or offers to license any Intellectual Property from any third Person). None of the Group Companies is subject to any pending or outstanding injunction, order, judgment, settlement, consent order, ruling or other disposition of dispute that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any Company Intellectual Property, and none of the Company Registered Intellectual Property has been cancelled, abandoned, rejected, repudiated or otherwise terminated other than in the Ordinary Course of Business and in the course of prosecution. No loss or expiration of any of the Company Registered Intellectual Property is pending or, to the Company’s Knowledge, threatened, except for patents expiring at the end of their statutory term. The Group Companies have taken all action necessary, recorded or filed all documents and paid all fees and taxes (to the extent applicable) required and finally due to protect and maintain in full force and effect the Company Registered Intellectual Property.

(d) Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, each current and former employee of each of the Group Companies has assigned to a member of the Group Companies all Intellectual Property that such employee has conceived, reduced to practice, developed, or made during the period of employment with the Company that: (i) relate, at the time of conception, reduction to practice, development, or making of such Intellectual Property, to the businesses of the Group Companies as then conducted or as then proposed to be conducted; (ii) were developed using any of the Group Companies’ time or with the use of any of the Group Companies’ equipment, supplies or facilities; or (iii) resulted exclusively from such individual’s performance of services for any of the Group Companies pursuant to the terms of their employment (or such rights vest in a Group Company by operation of law). Each current and former contractor of any of the Group Companies who was involved in the development of any material Intellectual Property for the Company has assigned to the applicable Group Company all Intellectual Property that such contractor has conceived, reduced to practice, developed, or made during the period of its contractor relationship with the Company that resulted from such contractor’s performance of services for the applicable Group Company.

(e) Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, each of the Group Companies, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of all material trade secrets included in the Owned Intellectual Property.

(f) No funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been or is being used in any material respect to create, in whole or in part, any Owned Intellectual Property.

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(g) Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, each of the Group Companies, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of the source code included in the Group Company Software. No Group Company has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Group Company Software to any escrow agent or other Person.

(h) Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) the Group Companies maintain commercially reasonable disaster recovery, business continuity and risk assessment plans, procedures and facilities, and (ii) to the Knowledge of the Company, there has not been any material failure with respect to any of the Company IT Systems that has materially disrupted the business of the Group Companies. The Group Companies are in material compliance with the terms and conditions of all applicable licenses for Open Source Software.

Section 4.17 Privacy.

(a) Each of the Group Companies have since the Reference Date, complied in all material respects with: (i) all applicable data privacy and cybersecurity laws; (ii) each Group Company’s applicable policies regarding the processing of Personal Information; and (iii) each Group Company’s applicable contractual obligations with respect to the handling of Personal Information. None of the Group Companies have, since the Reference Date, (A) provided or received any written notice or claims related to any Personal Information or information security-related incident, nor have any of the Group Companies been charged with, a material violation of any data privacy or cybersecurity laws, or (B) been subject to any threatened investigations, notices or requests from any Governmental Entity in relation to their data processing activities or an information security-related incident.

(b) Each of the Group Companies has implemented policies and commercially reasonable security measures designed to protect the confidentiality, integrity and availability of the Company IT Systems and the information thereon. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, since the Reference Date and there have been no material breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information in the possession, custody, or control of any of the Group Companies or collected, used or processed by or on behalf of the Group Companies.

Section 4.18 Material Agreements, Contracts and Commitments.

(a)  Schedule 4.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” of the Group Companies shall mean any of the following Contracts to which any of the Group Companies is a party or bound as of the date of this Agreement, other than those that have terminated in accordance with their terms or that have no material, continuing rights or obligations thereunder:

(i) any Contract or purchase commitment reasonably expected to result in future payments to or by any Group Company in excess of $1,000,000 per annum other than Employee Benefit Plans;

(ii) any Contract with the top ten (10) customers of the Group Companies (the “Material Customers”) and top ten (10) suppliers and distributors of the Group Companies (the “Material Suppliers”) as determined by revenue and dollar volume of payments, respectively, in each case during the 12-month period prior to the date of this Agreement;

(iii) any Contract entered into with Governmental Entities;

(iv) any Contract that purports to limit (A) the localities in which the Group Companies’ businesses are conducted, (B) any Group Company from engaging in any line of business, or (C) any Group Company from developing, marketing or selling products or services, including any non-compete agreements or agreements limiting the ability of any of the Group Companies from soliciting customers or employees;

(v) any Contract that imposes obligations on any of the Group Companies to provide “most favored nation” pricing to any of its customers, or that contains any “take or pay”, exclusivity or minimum requirements with any of its suppliers, right of first refusal or other similar provisions with respect to any transaction engaged in by any of the Group Companies;

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(vi) any Contract that is related to the governance or operation of any joint venture, partnership or similar arrangement, other than such contract solely between or among any of the Group Companies;

(vii) any Contract for or relating to any borrowing of money by or from the Company in excess of $1,000,000;

(viii) any employment, consulting (with respect to an individual, independent contractor) or management Contract providing for annual base compensation in excess of $500,000 which is not terminable at will by the Group Companies upon thirty (30) days or less notice and without penalty;

(ix) any Contract (other than those made in the Ordinary Course of Business): (A) providing for the grant of any preferential rights to purchase or lease any asset of the Company; or (B) providing for any right (exclusive or non-exclusive) to sell or distribute any product or service of any of the Group Companies;

(x) any Contracts relating to the sale of any of the business, properties or assets of any Group Company or the acquisition by any Group Company of any operating business, properties or assets, whether by merger, purchase or sale of stock or assets or otherwise, in each case involving consideration therefor in an amount in excess of $10,000,000 (other than Contracts for the purchase of inventory or supplies or sales of products entered into in the Ordinary Course of Business);

(xi) any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization, or works council;

(xii) any Contract for the use by any of the Group Companies of any tangible property where the annual lease payments are greater than $1,000,000;

(xiii) any Contract under which any of the Group Companies: (A) is granted a license, immunity or other right in or to any Intellectual Property from any third party that is material to the business of the Group Companies, taken as a whole (“Inbound License”); or (B) grants a license in or to any Intellectual Property that is material to the business of the Group Companies, taken as a whole to any third party; excluding (w) non-exclusive licenses granted in the Ordinary Course of Business, (x) implied licenses or non-exclusive licenses incidental to the lease, sale or purchase of products or services, (y) non-exclusive licenses of commercially available or off-the-shelf Software having a one time or annual license fee payment of less than $1,000,000, or licenses for Open Source Software, and (z) confidentiality agreements, employee or contractor agreements;

(xiv) any written offer, commitment or proposal which, if accepted, would constitute any of the foregoing.

(b) Each Company Material Contract is in full force and effect and represents a legal, valid and binding obligation of the applicable Group Company party thereto and, to the Knowledge of the Company, represents a legal, valid and binding obligation of the counterparties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Neither the Company nor, to the Knowledge of the Company, any other party thereto, is in material breach of or in material default under, and no event has occurred which with notice or lapse of time or both would become a material breach of or material default under, any Company Material Contract, and no party to any Company Material Contract has given any written notice of any claim of any such breach, default or event. True, correct and complete copies of all Company Material Contracts have been made available to SPAC.

Section 4.19 Insurance. Each of the Group Companies maintains insurance policies or fidelity or surety bonds covering its assets, business, equipment, properties, operations, employees, officers and directors (collectively, the “Insurance Policies”) covering all material insurable risks in respect of its business and assets, and the Insurance Policies are in full force and effect. To the Knowledge of the Company, (i) the coverages provided by such Insurance Policies are usual and customary in amount and scope for the Group Companies’ business and operations as concurrently conducted, and sufficient in all material respects to comply with any insurance required to be maintained by Company Material Contracts except, in each case, as would not, individually or in the aggregate, reasonably be expected to result

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in a Company Material Adverse Effect, (ii) no written notice of cancellation or termination has been received by any Group Company with respect to any of the effective Insurance Policies, and (iii) there is no pending material claim by any Group Company against any insurance carrier under any of the existing Insurance Policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

Section 4.20  Interested Party Transactions.

(a) Except as disclosed on Schedule 4.20 of the Company Disclosure Letter, the employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the Ordinary Course of Business, no officer, director, employee, manager or holder of equity or derivative securities of the Group Companies (each an “Insider”) or any member of an Insider’s immediate family, has, directly or indirectly: (a) to the Knowledge of the Company, an economic interest in any person that furnishes or sells services or products that the Company or any Company Subsidiary furnishes or sells, or proposes to furnish or sell; (b) to the Knowledge of the Company, an economic interest in any person that purchases from or sells or furnishes to, the Company or any Company Subsidiary, any goods or services; (c) to the Knowledge of the Company, a beneficial interest in any Contract disclosed in Schedule 4.18(a) of the Company Disclosure Letter; or (d) any contractual or other arrangement with the Company or any Company Subsidiary (including any “preferred pricing” or similar benefit enjoyed by the Company or any Company Subsidiary as a result of any such affiliation), other than customary indemnity arrangements (each, a “Company Interested Party Transaction”); provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.20.

(b) Neither the Company nor any Company Subsidiary has, since the Reference Date, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company or any Company Subsidiary, or (ii) materially modified any term of any such extension or maintenance of credit. There are no Contracts between the Company or any Company Subsidiary and any family member of any Insider of the Company or any Company Subsidiary.

Section 4.21 Information Supplied. The information relating to Group Companies supplied or to be supplied by or on behalf of Company for inclusion or incorporation by reference (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form registration or other filing made with any Governmental Entity or stock exchange with respect to the Transactions or (b) in the Registration Statement, including the Proxy Statement, will not, on the date of filing thereof or, with respect to the Registration Statement, including the Proxy Statement, (x) on the date that the Registration Statement, including the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the SPAC Shareholders, as applicable, (y) at the time of the Special Meeting or (z) at the Effective Times, contain any untrue statement of any material fact, or omit or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading in light of the circumstances under which such statement is made. If, at any time prior to the Effective Times, any event or circumstance relating to the Group Companies, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, the Company shall promptly inform SPAC. The Registration Statement will comply in all material respects as to form with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. None of the information relating to the Group Companies supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any press release when distributed will contain any untrue statement of a material fact, or omit or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they such statement is made, not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by Company with respect to the information relating to SPAC that has been or will be supplied by SPAC or any of its Representatives expressly for inclusion in the Registration Statement.

Section 4.22 Anti-Bribery; Anti-Corruption.

(a) None of the Group Companies or any of the Group Companies’ respective directors, officers, employees, any holders of its equity securities or rights to purchase its equity securities (acting in such capacity), Affiliates, or to the Knowledge of any of the Group Companies, any other Persons acting on their behalf, at their direction or for their benefit has, in connection with the operation of the business of the Group Companies, directly or indirectly: (a) made, authorized, offered or promised to make or offer any payment, loan, gift or transfer of anything

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of value, including any reward, advantage or benefit of any kind, to or for the benefit of any Person, government official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of: (i) influencing any act or decision of such government official, candidate, party or campaign or any official of such party or campaign; (ii) inducing such government official, candidate, party or campaign or any official of such party or campaign to do or omit to do any act in violation of a lawful duty; (iii) obtaining or retaining business for or with any Person; (iv) expediting or securing the performance of official acts of a routine nature; or (v) otherwise securing any improper advantage; (b) paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature; (c) made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; (f) used funds or other assets, or made any promise of undertaking in such regard, for establishment or maintenance of a secret, unrecorded or improperly recorded fund; or (g) otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§78dd-1, et seq., the United Kingdom Bribery Act 2010, or any other applicable anti-corruption or anti-bribery Legal Requirements (the “Anti-Corruption Laws”). None of the Group Companies or, to the Knowledge of the Company, any of the Group Companies’ respective directors, officers, employees, Affiliates or any other Persons acting on their behalf, at their direction or for their benefit, (i) is or has been the subject of an unresolved claim or allegation relating to (A) any potential violation of the Anti-Corruption Laws or (B) any potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to an official, to any political party or official thereof or to any candidate for political office, or (ii) has received any notice or other communication from, or made a voluntary disclosure to, any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Law.

(b) The Group Companies’ business has been conducted in compliance in all material respects with all Anti-Corruption Laws to which it is subject.

Section 4.23 International Trade; Sanctions.

(a) In the past seven (7) years, the Group Companies’ respective directors, officers, and, to the Knowledge of the Company, employees, Affiliates, or any other Persons acting on their behalf, in connection with the operation of the business of the Group Companies, and in each case in all material respects: (a) have been in compliance with all applicable Customs & International Trade Laws; (b) have not been the subject of any civil or criminal fine, penalty, in connection with any actual or alleged violation of any applicable Customs & International Trade Laws; and (c) have not received any actual or, to the Knowledge of the Company, threatened claims, investigations by a Governmental Entity with respect to compliance with applicable Customs & International Trade Laws and have not made any disclosures to any Governmental Entity with respect to any actual or potential noncompliance with any applicable Customs & International Trade Laws. Except as set forth on Schedule 4.23 of the Company Disclosure Letter, the Group Companies have in place controls, and systems reasonably designed to promote compliance with applicable Customs & International Trade Laws in each of the jurisdictions in which the Group Companies or any of their respective Affiliates is incorporated or does business.

(b) None of the Group Companies or any of the Group Companies’ respective directors, officers, or, to the Knowledge of the Company, employees, Affiliates, or any other Persons acting on their behalf, in connection with the operation of the business of the Group Companies, is a Sanctioned Person. In the past seven (7) years, the Group Companies and the Group Companies’ respective directors, officers, employees, Affiliates or, to the Knowledge of the Company, any other Persons acting on their behalf have, in connection with the operation of the business of the Group Companies, have been in material compliance with applicable Sanctions. In the past seven (7) years, (i) no Governmental Entity has initiated any action or imposed any civil or criminal fine or penalty, against any of the Group Companies in connection with any actual or alleged violation of any applicable Sanctions, (ii) there have been no actual or threatened claims, investigations by a Governmental Entity received by a Group Company with respect to the Group Companies’ compliance with Sanctions and (iii) and no disclosures have been made to any Governmental Entity with respect to any actual or potential noncompliance with applicable Sanctions. The Group Companies have in place controls and systems reasonably designed to promote compliance with applicable Sanctions in each of the jurisdictions in which the Group Companies or any of their respective Affiliates is incorporated or does business.

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Section 4.24 Customers and Suppliers. In the past eighteen (18) months, no Group Company has received any written or, to the Knowledge of the Company, oral notice that any Group Company is in breach of or default under any Contract with any Material Customer or Material Supplier in any material respect or that any such Material Customer or Material Supplier intends to cease doing business with any Group Company or materially decrease the volume of business that it is presently conducting with any Group Company.

Section 4.25 Disclaimer of Other Warranties. EACH OF THE COMPANY, ITS SUBSIDIARIES, HOLDCO AND SPAC MERGER SUB HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS, NEITHER SPAC NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE COMPANY, ANY OF ITS SUBSIDIARIES, HOLDCO, SPAC MERGER SUB ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO SPAC, OR THE BUSINESS, ASSETS OR PROPERTIES OF SPAC, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING, EACH OF THE COMPANY, ITS SUBSIDIARIES, HOLDCO, AND SPAC MERGER SUB HEREBY ACKNOWLEDGES THAT: (A) NEITHER SPAC NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY SUCH PERSON IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS; AND (B) OTHER THAN AS EXPRESSLY MADE BY SUCH PERSON IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS. NEITHER SPAC NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE TO THE COMPANY, ANY OF ITS SUBSIDIARIES, HOLDCO, SPAC MERGER SUB, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (1) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THE COMPANY, HOLDCO OR SPAC MERGER SUB OR THEIR RESPECTIVE REPRESENTATIVES BY OR ON BEHALF OF SPAC IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (2) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (3) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO SPAC OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF SPAC. NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES, HOLDCO OR SPAC MERGER SUB HAS RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS. EACH OF THE COMPANY, ITS SUBSIDIARIES, HOLDCO AND SPAC MERGER SUB HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF SPAC AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF SPAC, AND IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH OF THE COMPANY, ITS SUBSIDIARIES, HOLDCO AND SPAC MERGER SUB HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF SPAC EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS Section 4.25, CLAIMS AGAINST SPAC OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT BY SUCH PERSON.

Article V
REPRESENTATIONS AND WARRANTIES OF SPAC

Except: (i) as set forth in the letter dated as of the date of this Agreement and delivered by SPAC to the Company on or prior to the date of this Agreement (the “SPAC Disclosure Letter”); and (ii) as disclosed in the SPAC SEC Reports filed or furnished with the SEC prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SPAC SEC Reports), excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive

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or cautionary nature or related to forward-looking statements, SPAC represents and warrants to the Company, Holdco and SPAC Merger Sub as of the date of this Agreement and as of the Closing Date (other than such representations and warranties that are expressly made as of a certain date, which are made as of such date) as follows:

Section 5.01 Organization and Qualification.

(a) SPAC is duly incorporated, validly existing and in good standing under the laws of the Cayman Islands.

(b) SPAC has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to SPAC.

(c) SPAC is not in violation of any of the provisions of its Governing Documents in any material respect.

(d) SPAC is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary other than in such jurisdictions where the failure to so qualify would not, individually or in the aggregate, reasonably be expected to be material to the SPAC.

Section 5.02 Capitalization.

(a) As of the date of this Agreement: (i) 200,000,000 Class A ordinary shares, par value $0.0001 per share, of SPAC (“SPAC Class A Shares”) are authorized and 22,000,000 SPAC Class A Shares are issued and outstanding; (ii) 20,000,000 Class B ordinary shares, par value $0.0001 per share, of SPAC (“SPAC Class B Shares”, together with the SPAC Class A Shares, the “SPAC Shares”) are authorized and 7,333,334 SPAC Class B Shares are issued and outstanding; (iii) 5,500,000 Private Placement Warrants are outstanding; and (iv) 11,000,000 Public Warrants (collectively with the Private Placement Warrants, the “SPAC Warrants”) are outstanding. All outstanding SPAC Class A Shares have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right. The SPAC Warrants have been validly issued, and constitute valid and binding obligations of SPAC, enforceable against SPAC in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

(b) Except for the SPAC Warrants and SPAC Class B Shares, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock or share rights, stock or share appreciation rights, stock-based or share-based performance units, commitments or Contracts of any kind to which SPAC is a party or by which it is bound obligating SPAC to issue, deliver or sell, or cause to be issued, delivered or sold, additional SPAC Shares or any other share capital or shares of capital stock or other interest or participation in, or any security convertible or exercisable for or exchangeable into, SPAC Shares or any other share capital or shares of capital stock or other interest or participation in SPAC. SPAC has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated.

(c) Except as set forth in SPAC’s Governing Documents or the Original Registration Rights Agreement or in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which SPAC is a party or by which SPAC is bound with respect to any ownership interests of SPAC.

Section 5.03 Authority Relative to this Agreement. SPAC has the requisite corporate power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each Transaction Agreement that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and to consummate the Transactions (including the Mergers), subject in each case to obtaining the Required SPAC Shareholder Approval. The execution and delivery by SPAC of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by SPAC of the Transactions (including the Mergers) have been duly and validly authorized by all necessary corporate action on the part of SPAC, and no other proceedings on the part of SPAC are necessary to authorize this Agreement or the other Transaction Agreements to which it is a party or to consummate the Transactions, other than obtaining the Required

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SPAC Shareholder Approval. This Agreement and the other Transaction Agreements to which SPAC is a party have been duly and validly executed and delivered by SPAC and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute the legal and binding obligations of SPAC enforceable against SPAC in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

Section 5.04 No Conflict; Required Filings and Consents.

(a) Subject to the approval by the SPAC Shareholders of the SPAC Shareholder Matters, neither the execution, delivery nor performance by SPAC of this Agreement or the other Transaction Agreements to which it is a party, nor the consummation of the Transactions, shall: (i) conflict with or violate its Governing Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 5.04(b) are duly and timely obtained or made, conflict with or violate any applicable Legal Requirements; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair its rights or alter the rights or obligations of any third party under, or give to others any rights of consent, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of SPAC pursuant to, any Contracts, except, with respect to clause (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

(b) The execution and delivery by SPAC of this Agreement and the other Transaction Agreements to which it is a party does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except: (i) for the filing of the SPAC Plan of Merger with the Cayman Registrar; (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, foreign securities laws and the rules and regulations thereunder, and the rules of Nasdaq; (iii) for the filings required pursuant to Antitrust Laws and the expiration of the required waiting periods thereunder; and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

Section 5.05 Compliance; Approvals. Since its incorporation, SPAC has complied in all material respects with and has not been in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably expected to have a SPAC Material Adverse Effect. Since the date of its incorporation or organization, as applicable, to the Knowledge of SPAC, no investigation or review by any Governmental Entity with respect to SPAC has been pending or threatened. No notice of non-compliance with any applicable Legal Requirements has been received by SPAC. SPAC is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. Each Approval held by SPAC is valid, binding and in full force and effect in all material respects. SPAC: (a) is not in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any material term, condition or provision of any such Approval; or (b) has not received any notice from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (a) and (b) as would not individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

Section 5.06 SPAC SEC Reports and Financial Statements.

(a) SPAC has timely filed all forms, reports, schedules, statements and other documents required to be filed or furnished by SPAC with the SEC under the Exchange Act or the Securities Act since SPAC’s incorporation to the date of this Agreement, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “SPAC SEC Reports”), and will have filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional SPAC SEC Reports”). All SPAC SEC Reports, Additional SPAC SEC Reports, any correspondence from or to the SEC and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Certifications”) are or will be available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. SPAC has heretofore furnished to the Company true and

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correct copies of all amendments and modifications that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. The SPAC SEC Reports were, and the Additional SPAC SEC Reports will be, prepared in all material respects in compliance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The SPAC SEC Reports did not, and the Additional SPAC SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Certifications are each true and correct in all material respects. SPAC maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information relating to SPAC and other material information required to be disclosed by SPAC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to SPAC’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Each director and executive officer of SPAC has filed with the SEC on a timely basis all statements required with respect to SPAC by Section 16(a) of the Exchange Act and the rules and regulations thereunder. The financial statements and notes of SPAC contained or incorporated by reference in the SPAC SEC Reports fairly present, and the financial statements and notes of SPAC to be contained in or to be incorporated by reference in the Additional SPAC SEC Reports will fairly present, in all material respects the financial condition and the results of operations, changes in shareholders’ equity and cash flows of SPAC as at the respective dates of, and for the periods referred to in, such financial statements, all in accordance with: (i) U.S. generally accepted accounting principles (“U.S. GAAP”) (applied on a consistent basis); (ii) the books and records of SPAC; (iii) in the case of any audited statements, the standards of the PCAOB; and (iv) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. Other than as disclosed in the SPAC SEC Reports, SPAC is not a party to, or has any commitment to become a party to any material off-balance sheet partnership or similar arrangement (including any Contract or agreement relating to any transaction or relationship between or among SPAC, on the one hand, and any unconsolidated affiliate on the other hand), including any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(b) SPAC has established and maintained a system of internal controls. Such internal controls are designed to provide reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations, (ii) that transactions, receipts and expenditures of SPAC are being executed and made only in accordance with appropriate authorizations of management of SPAC, (iii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain accountability for assets, (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of SPAC and (v) that accounts, notes and other receivables and inventory are recorded accurately. SPAC has not identified or been made aware of, and has not received from its independent auditors any notification of, any (x) “significant deficiency” in the internal controls over financial reporting of SPAC, (y) “material weakness” in the internal controls over financial reporting of SPAC or (z) fraud, whether or not material, that involves management or other employees of SPAC who have a role in the internal controls over financial reporting of SPAC.

(c) As of the date of this Agreement, SPAC is in compliance in all material respects with the applicable corporate governance rules and regulations of Nasdaq for continued listing of the SPAC Units, the SPAC Class A Shares and the Public Warrants.

(d) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC.

(e) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SPAC SEC Reports. To the Knowledge of SPAC, none of the SPAC SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

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Section 5.07 Absence of Certain Changes or Events. Except as set forth in SPAC SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since its incorporation there has not been: (a) any SPAC Material Adverse Effect; (b)  any revaluation by SPAC of any of its assets, including any sale of assets of SPAC other than in the Ordinary Course of Business; or (c) any action taken or agreed upon by SPAC that would be prohibited by Section 7.02 if such action were taken on or after the date hereof without the consent of the Company.

Section 5.08 Litigation. Except as set forth in SPAC SEC Reports filed prior to the date of this Agreement, or as would not, individually or in the aggregate, reasonably be expected to be material to SPAC, there is not, and since the date of SPAC’s incorporation, there has not been: (a) any pending or, to the Knowledge of SPAC, threatened Legal Proceeding against SPAC or any of its properties or assets, or any of the directors, managers or officers of SPAC with regard to their actions as such; (b) any pending or, to the Knowledge of SPAC, threatened audit, examination or investigation by any Governmental Entity against SPAC or any of its properties or assets, or any of the directors, managers or officers of SPAC with regard to their actions as such (c) any pending or threatened Legal Proceeding by SPAC against any third party; (d) any settlement or similar agreement that imposes any material ongoing obligation or restriction on SPAC; or (e) any Order imposed or, to the Knowledge of SPAC, threatened to be imposed upon SPAC or any of its respective properties or assets, or any of the directors, managers or officers of SPAC with regard to their actions as such.

Section 5.09 Business Activities. Since its incorporation, SPAC has not conducted any business activities other than activities: (a) As of the date of this Agreement, in connection with its organization; (b) in connection with its initial public offering; and (c) directed toward the accomplishment of a business combination. Except as set forth in the Governing Documents of SPAC, there is no Contract or Order binding upon SPAC or to which it is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted or as currently contemplated to be conducted (including, in each case, following the Closing).

Section 5.10 SPAC Listing. The SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “VCICU.” The SPAC Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “VCIC.” The Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “VCICW.” There is no action or proceeding pending or, to the Knowledge of SPAC, threatened in writing against SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister the SPAC Units, the shares of SPAC Class A Shares or the Public Warrants or to terminate the listing of SPAC on Nasdaq. None of SPAC or any of its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the SPAC Class A Shares or the Public Warrants under the Exchange Act.

Section 5.11 Trust Account.

(a) As of the date of this Agreement, there is at least $221,100,000 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) effective as of September 5, 2024, by and between SPAC and the Trustee for the benefit of SPAC’s public shareholders, with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act or in bank deposit accounts.

(b) The Trust Agreement has not been amended or modified and, to the Knowledge of SPAC with respect to the Trustee, is valid and in full force and effect and is enforceable in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder, and there does not exist under the Trust Agreement any event that, with the giving of notice or the lapse of time, would constitute such a breach or default by SPAC or, to the Knowledge of SPAC, the Trustee. There are no separate Contracts or side letters: (i) between SPAC and the Trustee that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect; or (ii) to the Knowledge of SPAC, that would entitle any Person (other than shareholders of SPAC holding SPAC Class A Shares sold in SPAC’s initial public offering who shall have elected to redeem their shares of SPAC Class A Shares pursuant to SPAC’s Governing Documents or the underwriters of the initial public offering with respect to any deferred underwriting compensation) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account

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may be released except: (A) to pay income and franchise taxes from any interest income earned in the Trust Account; and (B) to redeem SPAC Class A Shares in accordance with the provisions of SPAC’s Governing Documents. There are no Legal Proceedings pending or, to the Knowledge of SPAC, threatened in writing with respect to the Trust Account.

Section 5.12 Taxes.

(a) All material Tax Returns required to be filed by or on behalf of SPAC have been duly and timely filed with the appropriate Governmental Entity and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by or on behalf of SPAC (whether or not shown on any Tax Return) have been fully and timely paid to the appropriate Governmental Entity.

(b) SPAC has complied in all material respects with all applicable Legal Requirements relating to the withholding or collecting and remittance of all material amounts of Taxes and withheld or collected and timely paid to the appropriate Governmental Entity all material amounts of Taxes required to have been withheld or collected and paid.

(c) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity in writing (nor to the Knowledge of SPAC, verbally) against SPAC which has not been fully paid or resolved.

(d) No material Tax audit or other examination of or action, suit or proceeding with respect to SPAC by any Governmental Entity is presently in progress, nor has SPAC been notified in writing of any (nor to the Knowledge of SPAC is there any) request or threat for such an audit or other examination or action, suit, or proceeding.

(e) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of SPAC.

(f) SPAC (i) does not have any material liability for the Taxes of another Person pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Legal Requirements), or as a transferee or a successor; (ii) is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business and the principal purposes of which is not related to Taxes); and (iii) is not and has not ever been a member of an affiliated, consolidated, combined or unitary group for U.S. federal, state, local, or non-U.S. income Tax purposes or included on any such Tax Return.

(g) SPAC (i) has not consented to extend the time in which any Tax may be assessed or collected by any Governmental Entity (other than ordinary course extensions of time to file Tax Returns), which extension is still in effect; and (ii) has not entered into or been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(h) SPAC has not received written notice from a Governmental Entity that it has, or has ever had, a permanent establishment (within the meaning of an applicable Tax treaty or applicable local law) in any country other than the country of its organization.

(i) During the two (2) year period ending on the date of this Agreement, SPAC was not a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to be governed in whole or in part by Section 355 of the Code.

(j) SPAC is not and has never been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code and is not and has never been treated as a “domestic corporation” under Section 7874(b) of the Code.

(k) SPAC is treated as a corporation for U.S. federal, state, and local income tax purposes.

(l) SPAC will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or existed on or prior to the Closing (in each case where there is a reference to the Code or Treasury Regulations, including any corresponding or similar provision of state, local or non-U.S. Legal Requirements): (i) an installment sale or open transaction, (ii) a prepaid amount received or deferred revenue recognized outside the ordinary course of business, (iii) an intercompany item under Treasury Regulation Section 1.1502-13 or an excess loss account under Treasury Regulations Section 1.1502-19, or (iv) a change in or use of an improper accounting method, including pursuant to Section 481 of the Code.

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(m) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Legal Requirements), private letter rulings, technical advice memoranda or similar agreements or rulings have been requested, entered into or issued by any Governmental Entity with respect to SPAC which agreement or ruling would be effective after the Closing Date (or, for the avoidance of doubt, that would require SPAC to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date).

(n) SPAC has not taken, or agreed to take, any action not contemplated by this Agreement that would reasonably be expected to prevent the Transactions from qualifying for the Intended U.S. Tax Treatment. To the Knowledge of SPAC, there are no facts or circumstances that would reasonably be expected to prevent the Transactions from qualifying for the Intended U.S. Tax Treatment.

Nothing in Section 5.12 or any other provision of this Agreement shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date, or limitations on (or availability of) any net operating losses, Tax basis or other Tax attributes of (or with respect to) SPAC or with respect to the Tax matters of (or with respect to) SPAC for any taxable period (or portion thereof) ending after the Closing Date.

Section 5.13 Information Supplied. The information relating to SPAC supplied or to be supplied by or on behalf of SPAC for inclusion or incorporation by reference (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form registration or other filing made with any Governmental Entity or stock exchange with respect to the Transactions or (b) in the Registration Statement, including the Proxy Statement, will not, on the date of filing thereof, or, with respect to the Registration Statement, including the Proxy Statement (or any amendment thereof or supplement thereto) (x) on the date that the Registration Statement, including the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the SPAC Shareholders, as applicable, (y) at the time of the Special Meeting or (z) at the Effective Times, contain any untrue statement of any material fact, or omit or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading in light of the circumstances under which such statement is made. If, at any time prior to the Effective Times, any event or circumstance relating to SPAC or its officers or directors, should be discovered by SPAC which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, SPAC shall promptly inform the Company. The Registration Statement, including the Proxy Statement, will comply in all material respects as to form with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. None of the information relating to SPAC supplied or to be supplied by SPAC expressly for inclusion or incorporation by reference in any press release when distributed will contain any untrue statement of a material fact, or omit or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they such statement is made, not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by SPAC with respect to the information relating to the Group Companies that has been or will be supplied by the Company or any of its Representatives for inclusion in the Proxy Statement and the Registration Statement.

Section 5.14 Employees; Benefit Plans. Other than any former officers or as described in the SPAC SEC Reports, SPAC has never had any employees. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by SPAC outside of the Trust Account, SPAC has no unsatisfied liability with respect to any employee. SPAC does not currently and has never maintained or had any liability under any benefit plan, and neither the execution and delivery of this Agreement or the other Transaction Agreements nor the consummation of the Transactions will: (a) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of SPAC; or (b) result in the acceleration of the time of payment or vesting of any such benefits.

Section 5.15 Compliance with International Trade & Anti-Corruption Laws.

(a) Since SPAC’s incorporation, neither SPAC or any of its directors, officers, employees, nor, to the Knowledge of SPAC, any of their Representatives, or any other Persons acting for or on behalf of SPAC, is or has been, (i) a Sanctioned Person; (ii) engaging in dealings with or for the benefit of any Sanctioned Person, or with or involving any Sanctioned Country; (iii) engaging in any conduct, activity, or practice that would constitute an actual or apparent violation of any applicable Sanctions or Customs & International Trade Law; or (iv) the subject of any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Sanctions or Customs & International Trade Authorization, debarment

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or denial of future Customs & International Trade Authorizations in connection with any actual or alleged violation of any applicable Sanctions or Customs & International Trade Laws. Since SPAC’s incorporation, neither SPAC or any of its directors, officers, employees, nor, to the Knowledge of SPAC, any of their Representatives, or any other Persons acting for or on behalf of SPAC, (a) have received any actual or, to the Knowledge of the SPAC, threatened claims or investigations by a Governmental Entity with respect to Sanctions or Customs & International Trade Authorizations and compliance with applicable Sanctions and Customs & International Trade Laws, or (b) have made any disclosures to any Governmental Entity with respect to any actual or potential noncompliance with any applicable Sanctions or Customs & International Trade Laws. Since SPAC’s incorporation, SPAC, its directors, officers, employees, and, to the Knowledge of SPAC, any of their Representatives, or any other Persons acting for or on behalf of SPAC, have been in compliance with all applicable Sanctions and Customs & International Trade Laws. SPAC, and to the Knowledge of SPAC, any other Representative acting on behalf of SPAC, have in place adequate controls, and systems reasonably designed to promote compliance with applicable Sanctions and Customs & International Trade Laws.

(b) Since SPAC’s incorporation, neither SPAC, its directors or officers, nor, to the Knowledge of SPAC, any of its employees, agents or any other Persons acting for or on behalf of SPAC has, directly or knowingly indirectly (i) made, offered, promised, authorized, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made, offered, promised, authorized or paid any unlawful contributions to a domestic or foreign political party or candidate or (iii) otherwise made, offered, promised, authorized, paid or received any improper payment in violation of any Anti-Corruption Laws. SPAC has implemented and maintained policies and procedures reasonably designed to promote compliance with, and prevent violation of, Anti-Corruption Laws.

Section 5.16 Board Approval; Shareholder Vote. The board of directors of SPAC (including any required committee or subgroup of the board of directors of SPAC) has, as of the date of this Agreement, unanimously: (a) approved this Agreement, the other Transaction Agreements and the consummation of the Transactions; and (b) determined that the consummation of the Transactions is in the best interests of SPAC. Other than obtaining the Required SPAC Shareholder Approval, no other corporate proceedings on the part of SPAC are necessary to approve the consummation of the Transactions.

Section 5.17 Affiliate Transactions. Except as described in the SPAC SEC Reports, no Contract between SPAC, on the one hand, and any of the present or former directors, officers, employees, shareholders, stockholders or warrant holders or Affiliates of SPAC (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing.

Section 5.18 Brokers. Except as set forth in Schedule 5.18 of the SPAC Disclosure Letter, SPAC does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the Transactions.

Section 5.19 Disclaimer of Other Warranties. SPAC HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS, NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES, HOLDCO OR SPAC MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO SPAC OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO ANY INSIDER, ANY OF THE GROUP COMPANIES, OR ANY OF THE RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING, SPAC ACKNOWLEDGES THAT: (A) NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES, HOLDCO AND SPAC MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE COMPANY, HOLDCO AND SPAC MERGER SUB IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS AND (B) OTHER THAN AS EXPRESSLY MADE BY SUCH PERSON IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS, NONE OF THE COMPANY NOR ANY OF ITS SUBSIDIARIES, NOR HOLDCO OR SPAC MERGER SUB, NOR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE TO SPAC OR ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (1) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE

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TO SPAC OR ITS REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY, HOLDCO OR SPAC MERGER SUB IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (2) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (3) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE COMPANY, ANY OF ITS SUBSIDIARIES, AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. SPAC HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS. SPAC HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY, ITS SUBSIDIARIES, HOLDCO AND SPAC MERGER SUB, AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING, AND IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, SPAC HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY, HOLDCO AND SPAC MERGER SUB EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS Section 5.19 CLAIMS AGAINST ANY GROUP COMPANY, HOLDCO, SPAC MERGER SUB OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS BY SUCH PERSON.

Article VI
REPRESENTATIONS AND WARRANTIES OF HOLDCO AND SPAC MERGER SUB

Holdco and SPAC Merger Sub, severally and not jointly, hereby represent and warrant to SPAC and the Company, as of the date of this Agreement and as of the Closing Date (other than such representations and warranties that are expressly made as of a certain date, which are made as of such date) as follows:

Section 6.01 Organization and Qualification. It is duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization. It has the requisite corporate or limited liability power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or its ability to perform their obligations under this Agreement or the Transaction Agreements. It is not in violation of any of the provisions of their respective Governing Documents. It is duly qualified or licensed to do business as a foreign corporation or limited liability company and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary other than in such jurisdictions where the failure to so qualify would not reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or its to perform their obligations under this Agreement or the Transaction Agreements to which it is a party.

Section 6.02 Subsidiaries and Formation. It has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, except, in the case of Holdco, SPAC Merger Sub. It does not have any assets or properties of any kind other than those incident to its formation and this Agreement, and does not now conduct and has never conducted any business. It is an entity that has been formed solely for the purpose of engaging in the Transactions.

Section 6.03 Capitalization. All of its outstanding shares of capital stock are (i) duly authorized, validly paid, and non-assessable and (ii) free and clear of all Liens (other than Permitted Liens). All outstanding shares of capital stock of SPAC Merger Sub are owned by Holdco, free and clear of all Liens (other than Permitted Liens).

Section 6.04 Authority Relative to this Agreement. It has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and to consummate the Transactions (including the Mergers). The execution and delivery by it of this Agreement and the other Transaction Agreements to which each of them is a party, and the consummation by it of the Transactions (including the Mergers) have been duly and validly authorized by all

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necessary corporate action on its part b, and no other proceedings on the part of it (or any of its equity holders) are necessary to authorize this Agreement or the other Transaction Agreements to which it is a party or to consummate the Transactions. This Agreement and the other Transaction Agreements to which it is a party have been duly and validly executed and delivered by it and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute the legal and binding obligations of it, enforceable against it in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

Article VII
CONDUCT PRIOR TO THE CLOSING DATE

Section 7.01 Conduct of Business by the Company, the Company Subsidiaries, Holdco and SPAC Merger Sub. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Times, the Company shall, and shall cause each of the Company Subsidiaries, Holdco and SPAC Merger Sub to, carry on its business in the Ordinary Course of Business, except: (a) to the extent that SPAC Sponsor or SPAC shall otherwise consent in writing (such consent not to be unreasonably conditioned, withheld or delayed); (b) as contemplated by this Agreement or set forth in Schedule 7.01 of the Company Disclosure Letter; or (c) as required by applicable Legal Requirements. Without limiting the generality of the foregoing, except as contemplated by this Agreement or as set forth in Schedule 7.01 of the Company Disclosure Letter, or as required by applicable Legal Requirements, without the prior written consent of SPAC Sponsor or SPAC (such consent not to be unreasonably conditioned, withheld or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Times, the Company, Holdco and SPAC Merger Sub shall not, and the Company shall cause the Company Subsidiaries, not to, do any of the following; provided, that such restrictions shall not be binding on the Company, the Company Subsidiaries, Holdco and SPAC Merger Sub to the extent such restrictions constitute an unlawful fetter of their statutory powers under relevant law:

(a) except as otherwise required by any existing Employee Benefit Plan, (i) materially increase or grant any increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus equity, retention, retirement pay or benefits to, any current or former employee, officer, director or independent contractor, other than increases in base pay and corresponding proportionate increases in bonus targets in connection with promotions or the Group Companies’ annual performance review cycle in the Ordinary Course of Business, or increases in base pay and corresponding proportionate increases in bonus targets pursuant to arrangements which are effective as of or prior to the date of this Agreement or not more than 5% individually or 3% in the aggregate; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, officer, director or independent contractor; (iii) enter into, materially amend or terminate any Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an Employee Benefit Plan if it had been in effect on the date of this Agreement (other than entering into and terminating individual employment or consulting agreements or offer letters upon hire and termination of employment for agreements and offer letters that would not be required to be disclosed on Schedule 4.11(a) of the Company Disclosure Letter); (iv) take any action to accelerate the vesting, funding or payment of any compensation or benefits under any Employee Benefit Plan; (v) grant any equity or equity-based compensation awards or amend or modify any outstanding equity-based compensation award under any Employee Benefit Plan other than grants to new hires or in the case of promotions in the Ordinary Course of Business, not to exceed $500,000 in the aggregate; (vi) hire or terminate any employee or independent contractor with annual base pay in excess of $500,000; or (vii) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union or labor organization, works council or similar employee representation organization;

(b) plan, announce or implement any reduction in force, early retirement program, furlough or other voluntary or involuntary employment termination program, in each case, not in compliance with the WARN Act;

(c) other than in the Ordinary Course of Business, assign, license, encumber, transfer or otherwise dispose of any right, title or interest in or to any Owned Intellectual Property that is material to any of the businesses of the Group Companies, taken as a whole;

(d) (i) split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) repurchase, redeem or otherwise acquire, any membership interests, share capital or any other equity interests, as applicable, in any Group Company, Holdco

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or SPAC Merger Sub; provided, that, the Company, in its sole discretion, upon reasonable consultation with SPAC, may repurchase, redeem, buyback or otherwise acquire, or offer to repurchase, redeem, buyback or otherwise acquire, any share capital or any other equity interests of any Group Company if the Company determines, in good faith, that such repurchase, redemption, buyback or other acquisition is necessary or required to facilitate or consummate the Transactions; (iii) except as contemplated by the PIPE Investment, grant, issue sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose, any membership interests, share capital or any other equity interests (such as options, restricted shares or other Contracts for the purchase or acquisition of such share capital), as applicable, in any Group Company, Holdco or SPAC Merger Sub or (iv) except for the USD Dividend, make, declare or pay any dividend or distribution to the stockholders of the Company in their capacities as stockholders;

(e) amend or otherwise change its Governing Documents in any material respect, other than in connection with internal restructurings conducted in the Ordinary Course of Business;

(f) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire any business or a material portion of the assets of any Person, in each case with a transaction value greater than $10,000,000 and which transaction would be deemed material such that the Registration Statement would require the inclusion of the audited financial statements relating to such business or assets or would otherwise be reasonably expected to materially extend the time required to prepare and file the Registration Statement or have it be declared effective under the Securities Act;

(g) make, incur or commit to make or incur, or authorize any capital expenditures that in the aggregate exceed $5,000,000, other than any capital expenditure (or series of capital expenditures) consistent with the Company’s annual capital expenditure budget for the pre-Closing period or any capital expenditures in the Ordinary Course of Business;

(h) release, assign, compromise, settle or agree to settle any Legal Proceeding involving payments by any Group Company of $1,000,000 or more, or that imposes any material non-monetary obligations on a Group Company;

(i) other than in the Ordinary Course of Business, (A) modify or amend in a manner that is materially adverse to the applicable Group Company or terminate any Company Material Contract; (B) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement; or (C) waive, delay the exercise of, release, or assign any material rights or claims under any Company Material Contract;

(j) except as required by IFRS (or any interpretation thereof) or applicable Legal Requirements, make any material change in accounting methods, principles or practices;

(k) (i) make, change or revoke any material Tax election; (ii) change (or request to change) any material method of accounting for Tax purposes; (iii) amend any material Tax Return; (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar state, local, or non-U.S. Legal Requirement) with any Governmental Entity with respect to material Taxes; (v) settle or compromise any Tax audit, examination, claim or proceeding with respect to material Taxes; or (vi) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an ordinary course extension to file any Tax Return);

(l) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up;

(m) enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, stockholders or other Affiliates, other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions pursuant to the agreements set forth on Schedule 7.01(m) of the Company Disclosure Letter as existing on the date of this Agreement and (ii) compensation for services or reimbursements in the Ordinary Course of Business;

(n) knowingly take any action or fail to take any action that would reasonably be expected to prevent the Transactions from qualifying for the Intended U.S. Tax Treatment; or

(o) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 7.01(a) through (n).

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Section 7.02 Conduct of Business by SPAC. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the SPAC Effective Time, SPAC shall carry on its business in the ordinary course consistent with past practice, except: (a) to the extent that the Company shall otherwise consent in advance and in writing (such consent not to be unreasonably conditioned, withheld or delayed); (b) as contemplated by this Agreement or set forth in Schedule 7.02 of the SPAC Disclosure Letter; or (c) as required by applicable Legal Requirements. Without limiting the generality of the foregoing, except as set forth in Schedule 7.02 of the SPAC Disclosure Letter, or as required by applicable Legal Requirements, without the prior written consent of the Company (such consent not to be unreasonably conditioned, withheld or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, SPAC shall not do any of the following:

(a) declare, set aside or pay dividends on or make any other distributions (whether in cash, shares, equity securities or property) in respect of any share capital (or warrant) or split, subdivide, combine, consolidate or reclassify any share capital (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital or warrant, or effect any like change in capitalization;

(b) other than purchases or redemptions of SPAC equity securities required by the SPAC’s Governing Documents in connection with an extension of the deadline of the SPAC to complete its initial business combination, purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of SPAC;

(c) except for the issuance of Private Placement Warrants to SPAC Sponsor in connection with the conversion of working capital loans, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares or other equity securities or any securities convertible into or exchangeable for share capital, shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares or equity securities or convertible or exchangeable securities;

(d)  except in connection with an extension of the deadline of the SPAC to complete its initial business combination under the SPAC’s Governing Documents, amend its Governing Documents or form or establish any Subsidiary;

(e) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

(f) (i) incur any Indebtedness or guarantee any such Indebtedness of another Person or Persons; (ii) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of SPAC, enter into any “keep well” or other agreement to maintain any financial statement condition; or (iii) enter into any arrangement having the economic effect of any of the foregoing; provided, however, that SPAC shall be permitted to incur Indebtedness from its Affiliates and shareholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of SPAC in due course on a non-interest basis and otherwise on terms and conditions no less favorable than arm’s-length and repayable at Closing;

(g) except as required by U.S. GAAP (or any interpretation thereof) or applicable Legal Requirements, make any change in accounting methods, principles or practices;

(h) (i) make, change or revoke any material Tax election; (ii) change (or request to change) any material method of accounting for Tax purposes; (iii) amend any material Tax Return; (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar state, local, or non-U.S. Legal Requirement) with any Governmental Entity with respect to material Taxes; (v) settle or compromise any Tax audit, examination, claim or proceeding with respect to material Taxes; or (vi) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an ordinary course extension to file any Tax Return);

(i) knowingly take any action or fail to take any action that would reasonably be expected to prevent the Transactions from qualifying for the Intended U.S. Tax Treatment;

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(j) create any Liens on any material property or material assets of SPAC;

(k) liquidate, dissolve, reorganize or otherwise wind up the business or operations of SPAC;

(l) commence, settle or compromise any Legal Proceeding;

(m) engage in any new line of business;

(n) amend in a manner materially detrimental to SPAC, terminate, permit to lapse or fail to use commercially reasonable efforts to maintain any franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities that SPAC is in possession of and that are reasonably necessary to be maintained following the Closing;

(o) except for an extension of the deadline of the SPAC to complete its initial business combination under the SPAC’s Governing Documents, amend the Trust Agreement or any other agreement related to the Trust Account; or

(p) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 7.02(a) through Section 7.02(o) above.

Article VIII
ADDITIONAL AGREEMENTS

Section 8.01 Proxy Statement; Special Meeting.

(a) Proxy Statement.

(i) As promptly as practicable following the execution and delivery of this Agreement, SPAC, Holdco and the Company shall use reasonable best efforts to prepare, and Holdco shall file with the SEC, (A) a registration statement, including a proxy statement of SPAC (as amended or supplemented, the “Proxy Statement”), on Form F-4 (as such filing is amended or supplemented, the “Registration Statement”) for the purposes of (I) registering under the Securities Act the Holdco Ordinary Shares to be issued pursuant to Section 3.01, the Public Warrants assumed by Holdco and the Holdco Ordinary Shares to be issuable upon the exercise of the Holdco Public Warrants (collectively, the “Registration Shares”), (II) providing the SPAC Shareholders with notice of the opportunity to redeem shares of SPAC Class A Shares (the “SPAC Shareholder Redemption”), and (III) soliciting proxies from holders of SPAC Shares to vote at the Special Meeting in favor of resolutions approving: (1) as an ordinary resolution, the adoption of this Agreement and approval of the Transactions; (2) as a special resolution, the approval of the SPAC Merger and the authorization of the SPAC’s entry into the SPAC Plan of Merger; (3) as an ordinary resolution (or if required by applicable Law or SPAC’s Governing Documents, as a special resolution) any other proposals the Parties deem necessary or desirable to consummate the Transactions ((1), (2) and (3) together, the “Required SPAC Shareholder Matters”); and (4) as an ordinary resolution, the adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals or to seek reversal of redemption requests if SPAC Shareholders have elected to redeem an amount of SPAC Class A Shares such that SPAC would have less than $5,000,001 of net tangible assets (collectively, the “SPAC Shareholder Matters”). Without the prior written consent of the Company (each such consent not to be unreasonably withheld, conditioned or delayed), the SPAC Shareholder Matters shall be the only matters (other than procedural matters) which SPAC shall propose to be acted on by SPAC’s shareholders at the Special Meeting. Holdco or SPAC, as applicable, shall make all other necessary filings with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder. The Registration Statement and the Proxy Statement will comply as to form and substance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated by the SEC thereunder. SPAC shall cause the Proxy Statement to be mailed to the SPAC Shareholders of record, as of the record date to be established by the board of directors of SPAC in accordance with SPAC’s Governing Documents, as promptly as practicable following the effectiveness of the Registration Statement (such date, the “Proxy Clearance Date”).

(ii) Each of SPAC, the Company and Holdco shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable

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after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Each of SPAC, on the one hand, and the Company and Holdco, on the other hand, shall furnish all information concerning it as may reasonably be requested by the other Party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement. Each of SPAC, the Company and Holdco shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any response to comments of the SEC or its staff with respect to the Registration Statement and the Proxy Statement and any amendment to the Registration Statement and the Proxy Statement filed in response thereto. If SPAC, the Company or Holdco becomes aware that any information contained in the Registration Statement or the Proxy Statement shall have become false or misleading in any material respect or omits or fails to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading in light of the circumstances under which such statement is made or that the Registration Statement or the Proxy Statement is required to be amended or supplemented in order to comply with applicable law, then (i) such Party shall promptly inform the other Parties and (ii) SPAC, on the one hand, and the Company and Holdco, on the other hand, shall cooperate fully and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement or the Proxy Statement contained therein (in each case including documents incorporated by reference therein). SPAC, the Company and Holdco shall use reasonable best efforts to cause the Registration Statement and the Proxy Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the SPAC shareholders, as applicable, in each case pursuant to applicable law and subject to the terms and conditions of this Agreement and SPAC’s Governing Documents. Each of the Company, Holdco and SPAC shall provide the other Parties with copies of any written comments, and shall inform such other Parties of any oral comments, that such Party receives from the SEC or its staff with respect to the Registration Statement or the Proxy Statement promptly after the receipt of such comments and shall give the other Parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(b) SPAC shall establish a record date (which date shall be mutually agreed with the Company) for, duly call, and give notice of, the Special Meeting. SPAC shall convene and hold an extraordinary general meeting of the SPAC Shareholders (the “Special Meeting”), for the purpose of obtaining the approval of the SPAC Shareholder Matters, which meeting shall be held not more than 30 days after the date on which SPAC mails the Proxy Statement to the SPAC Shareholders (the “Special Meeting Date”). SPAC shall use its reasonable best efforts to obtain the approval of the Required SPAC Shareholder Matters at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Legal Requirements for the purpose of seeking the approval of the Required SPAC Shareholder Matters. Subject to the provisos in the immediately following sentence, SPAC shall include the SPAC Recommendation in the Proxy Statement. The board of directors of SPAC shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Recommendation (a “Change in Recommendation”); provided, that, at any time prior to obtaining the approval of the SPAC Shareholder Matters, the SPAC Board may make a Change in Recommendation in response to any material event, change, occurrence or development (A) that does not relate to a SPAC Business Combination, (B) that does not relate to any change in the market price or trading volume of SPAC’s securities (it being understood that this clause (B) shall not prevent a determination that any event underlying such change constitutes an Intervening Event) and (C) (x) first occurring after the date hereof or (y) first actually or constructively known by the SPAC Board following the date hereof, if the SPAC Board determines in good faith, after consultation with its outside legal counsel, that the failure to make such a Change in Recommendation would constitute a breach by the SPAC Board of its fiduciary duties under applicable law (an “Intervening Event”); provided, however, that the SPAC Board may not make a Change in Recommendation unless SPAC notifies the Company in writing at least ten (10) Business Days before taking that action of its intention to do so (such period from the time the Intervening Event notice is delivered until 5:00 p.m. New York time on the tenth (10th) Business Day from the date of such notice, it being understood that any material development with respect to such Intervening Event shall require a new notice with an additional five (5) Business Day period from the date of such notice), and specifies the reasons therefor, and negotiates, and causes its financial and legal advisors to negotiate, the Company in good faith during the applicable notice period (to the extent the Company seeks to negotiate) regarding any revisions to the terms of the Transactions proposed by the Company so as to obviate the need for a Change in Recommendation and, following such good faith negotiations, the SPAC Board determines in good faith, after consultation with its outside legal counsel, that the failure to make such Change in Recommendation would constitute a breach by the SPAC Board of its fiduciary duties under applicable law. Notwithstanding anything to the contrary contained in this Agreement, SPAC shall be entitled to postpone or adjourn

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the Special Meeting: (i) to ensure that any supplement or amendment to the Registration Statement that the board of directors of SPAC has determined in good faith is required by applicable Legal Requirements is disclosed to the SPAC Shareholders and for such supplement or amendment to be promptly disseminated to the SPAC Shareholders prior to the Special Meeting; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of SPAC Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; (iii) in order to solicit additional proxies from the SPAC Shareholders for purposes of obtaining approval of the SPAC Shareholder Matters; or (iv) with the Company’s written consent; provided that in the event of a postponement or adjournment pursuant to clauses (i) or (ii), the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

(c) If, in connection with the preparation and filing of the Registration Statement or the SEC’s review thereof, the SEC requests or requires that a Tax opinion with respect to the U.S. federal income tax consequences of the Transactions be prepared and submitted, the Parties shall deliver to counsel customary Tax representation letters satisfactory to such counsel, dated and executed as of the date such relevant filing shall have been declared effective by the SEC and such other date(s) as determined to be reasonably necessary by such counsel in connection with the preparation and filing of such Tax opinion. Notwithstanding anything to the contrary in this Agreement, none of the Parties or their respective Tax advisors are obligated to provide any opinion that the Transactions contemplated by this Agreement qualify for the Intended U.S. Tax Treatment, other than a customary opinion regarding the material accuracy of any disclosure regarding U.S. federal income tax considerations of the Transactions included in the Registration Statement, including, without limitation, the Proxy Statement contained therein, as may be required to satisfy applicable rules and regulations promulgated by the SEC, nor will a Tax opinion by any Party’s advisors be a condition precedent to the Transaction. For greater certainty, nothing in this Agreement shall require (i) any counsel or advisors to SPAC to provide an opinion with respect to any Tax matters affecting the Company or any equity holders of the Company or (ii) any counsel or advisors to the Company to provide an opinion with respect to any Tax matters affecting SPAC, Holdco or their equity holders, in each case of (i) or (ii), including that the relevant portion of the Transactions qualify for its respective portion of the Intended U.S. Tax Treatment.

(d) No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, the Company shall provide to SPAC a written report setting forth a list of all fees paid by or on behalf of the Company to Governmental Entities in connection with any regulatory filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions (but excluding those expenses outlined in Section 8.04(c) below), including, any such filing fees related to the Registration Statement (collectively, the “Company Filing Fees”).

Section 8.02 Company Shareholder Approval.

(a) The Company shall, no later than ten (10) days after the Registration Statement is effective, establish the record date for, duly call and subject to the provisions of any court order directing the convening of such meetings, give notice of, a court ordered meeting and a general meeting of the Company Shareholders (the “Company Shareholders Meetings”), and, as promptly as practicable thereafter, convene and hold the Company Shareholders Meetings, in each case in accordance with the Governing Documents of the Company, the relevant court orders and the Jersey Companies Law, at which the Company Shareholders shall vote on the Company Shareholder Matters, in accordance with Section 8.03 below.

(b) As promptly as practicable following the execution and delivery of this Agreement, the Company shall, to the extent lawfully permissible and within its powers take all appropriate action to do, or cause to be done, all things necessary, proper or advisable to ensure that the Scheme of Arrangement shall be approved by the Requisite Majority, including (i) causing Company Shareholders and the Company’s transfer agent to make any necessary transfers and (ii) making such consequential updates to its register of members following such transfers to satisfy such requirements and take any such appropriate or necessary further actions to ensure that such requirements remain satisfied continuing through the approval of the Scheme of Arrangement and that any such Company Shareholder (who becomes a transferee of shares) shall have executed and delivered a voting support agreement in substantially the form of the Shareholder Support Agreement, unless such Company Shareholder is already a party to the Shareholder Support Agreement, provided that the foregoing shall not require the directors of the Company to take any action that would breach any applicable law or customary law duty or otherwise exceed the powers of the Company. From the

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date hereof through the Closing, the Company hereby agrees that it shall not, except as required or permitted under this Section 8.02, directly or indirectly, take any action or omission, or commit or agree to take any action or omission inconsistent with the foregoing.

Section 8.03 Scheme of Arrangement. Subject to the Jersey Companies Law and the regulations promulgated thereunder, as soon as reasonably practicable following the date of this Agreement, the Company, Holdco and SPAC Merger Sub shall, as applicable, take the following actions within the timeframes set forth in this Section 8.03; provided, however, that any such actions or the time frame for taking such action shall be subject to any amendment in the applicable provisions of the Jersey Companies Law and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 8.03 accordingly): (i) as promptly as practicable following the date hereof, apply to the Royal Court of Jersey for an order convening a meeting of the Company Shareholders with respect to the Scheme of Arrangement (the “Convening Order”), (ii) immediately following the issuance of the Convening Order, circulate a notice pursuant to the Convening Order to the Company Shareholders convening the Royal Court ordered meeting and an extraordinary general meeting of the Company Shareholders at which the Company Shareholders will vote on the Scheme of Arrangement and approve the resolutions necessary to implement the Scheme of Arrangement respectively, (iii) following (A) the ruling of the Royal Court of Jersey on the Scheme of Arrangement; (B) the approval of the relevant Company Shareholder Matters at the extraordinary general meeting; and (C) in any case, on the Closing Date, cause the Act of the Court to be delivered to the Companies Registrar for registration. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the Parties that the Act of the Court shall be delivered to the Companies Registrar and therefore, effective on the Closing Date.

Section 8.04 Certain Regulatory Matters.

(a) Each Party shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Transactions contemplated by this Agreement as promptly as practicable, including to (i) obtain from Governmental Entities all consents, approvals, authorizations, qualifications and Orders as are necessary for the consummation of the Transactions contemplated by this Agreement as set forth on Section 8.04 of the Company Disclosure Letter, and (ii) promptly, and in any event within twenty (20) Business Days, make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any other filings and submissions that may be required under any other applicable Antitrust Law or other Financial Services Law. The Parties shall promptly and in good faith respond to all information requested of it by each Governmental Entity in connection with such notifications and filings and otherwise cooperate in good faith with each other and such Governmental Entities. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary pursuant to this Section 8.04 and will take all other actions necessary or desirable to cause the expiration or termination of the applicable waiting periods as soon as practicable. Each Party will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates and their respective agents, representatives and advisors, on the one hand, and any Governmental Entity, on the other hand, with respect to any filing or submission made pursuant to this Section 8.04. Without limiting the foregoing, SPAC and the Company shall: (A) promptly inform the other of any communication to or from any Governmental Entity regarding any filing or submission made pursuant to this Section 8.04; (B) permit each other to review in advance any proposed written communication to any such Governmental Entity and, to the extent reasonably practicable, incorporate reasonable comments thereto; (C) give the other prompt written notice of the commencement of any Legal Proceeding with respect to any filing or submission made pursuant to this Section 8.04; (D) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning any filing or submission made pursuant to this Section 8.04 unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend; (E) keep the other reasonably informed as to the status of any such Legal Proceeding; and (F) promptly furnish each other with copies of all correspondence, filings (to the extent allowed under applicable Legal Requirements) and written communications between such Party and their Affiliates and their respective agents, representatives and advisors, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to any filing or submission made pursuant to this Section 8.04, provided that such communications may be redacted (x) to remove references concerning the valuation of the businesses of the Group Companies, or proposals from third parties with respect thereto, (y) as necessary to comply with contractual agreements or the rules of any applicable listing authority, stock exchange or regulatory body and (z) as necessary to address reasonable privilege or confidentiality concerns.

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(b) Notwithstanding anything to the contrary herein, nothing herein obligates any Group Company or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any entity, facility or asset of such party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, (iv) enter into new licenses or other agreements, (v) to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, challenging the Transactions or this Agreement as violative of any Antitrust Law, or (vi) take any action which would violate, or be reasonably likely to violate, any applicable law or the rules of any applicable listing authority, stock exchange or regulatory body, in each case, in connection with obtaining from Governmental Entities any consents, approvals, authorizations, qualifications and Orders as are required in connection with the Transactions contemplated by this Agreement. Notwithstanding anything to the contrary, in no event shall any Group Company be obligated to agree to any restrictions on its businesses, divisions, operations, or product lines or bear any material expense or pay any material fee or grant any material concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which it is a party or otherwise required in connection with the consummation of the Transactions.

(c) Any filing fees with respect to any registrations, declarations and filings required in connection with the HSR Act or any other applicable Antitrust Laws shall be borne 50% by SPAC and 50% by the Company (subject to the proviso in Section 12.10).

Section 8.05 Other Filings; Press Release.

(a) From the date hereof through the Closing, SPAC will keep current and timely file all reports required to be filed or furnished with the SEC, including preparation of the pro forma financials, and otherwise comply in all material respects with its reporting obligations under applicable securities laws.

(b) As promptly as practicable after execution of this Agreement, SPAC will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance in writing by the Company.

(c) Promptly after the execution of this Agreement, SPAC and the Company shall also issue a joint press release announcing the execution of this Agreement.

Section 8.06 Confidentiality; Communications Plan; Access to Information.

(a) The Confidentiality Agreement, and the terms thereof, are hereby incorporated herein by reference. Following Closing, the Confidentiality Agreement shall be superseded in its entirety by the provisions of this Agreement; provided, however, that if for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. Beginning on the date hereof and ending on the second anniversary of this Agreement, each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions. Such confidentiality obligations will not apply to: (i) information which was known to one Party or its agents or representatives prior to receipt from the Company, Holdco or SPAC Merger Sub, on the one hand, or SPAC, on the other hand, as applicable; (ii) information which is or becomes generally known to the public without breach of this Agreement or an existing obligation of confidentiality; (iii) information acquired by a Party or their respective agents from a third party who was not bound to an obligation of confidentiality; (iv) information developed by such Party independently without any reliance on the non-public information received from any other Party; (v) disclosure required by applicable Legal Requirement or stock exchange rule; or (vi) prior to the Closing, disclosure consented to in writing by SPAC (in the case of the Company, Holdco, or SPAC Merger Sub) or the Company (in the case of SPAC).

(b) SPAC and the Company shall reasonably cooperate to create and implement a communications plan regarding the Transactions (the “Communications Plan”) promptly following the date hereof. Notwithstanding the foregoing, none of the Parties or any of their respective Affiliates will make any public announcement or issue any public communication regarding this Agreement, the other Transaction Agreements or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by SPAC, or SPAC, in the case of a public announcement by the Company (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required

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by applicable Legal Requirements, in which case the disclosing Party shall, to the extent permitted by applicable Legal Requirements, first allow such other Parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) in the case of the Company, SPAC, Holdco and their respective Affiliates, if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; (iii) to the extent provided for in the Communications Plan, internal announcements to employees of the Group Companies; (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 8.05 or this Section 8.06(b); and (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement.

(c) The Company will afford SPAC and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, books, records and personnel of the Group Companies during the period prior to the Closing to obtain information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the Group Companies, as SPAC may reasonably request; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of such Group Companies. SPAC will afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, books, records and personnel of SPAC during the period prior to the Closing to obtain information concerning the business, including properties, results of operations and personnel of SPAC, as the Company may reasonably request; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of SPAC. Notwithstanding the foregoing, no Party shall be required to provide access to information that is legally privileged or where the access would jeopardize the protection of attorney-client privilege or other legal privilege, contravene any fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which a Party or any of its Affiliates is a party), or contravene applicable Legal Requirements (it being agreed that the Parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

Section 8.07 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other Transactions, including using reasonable best efforts to accomplish the following: (a) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in Article IX to be satisfied; (b) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (c) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. This obligation shall include, on the part of SPAC, sending a termination letter to the Trustee substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”). Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require Holdco, SPAC or the Company to agree to any divestiture by itself or any of its Affiliates of shares or shares of capital stock or of any business, assets or property, the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of their respective assets, properties, shares capital and capital stock, or the incurrence of any liability or expense.

Section 8.08 No SPAC Securities Transactions. Neither the Company nor any of its Subsidiaries will, directly or indirectly, engage in any transactions involving the securities of SPAC prior to the time of the making of a public announcement regarding all of the material terms of the business and operations of the Company and the Transactions. The Company shall instruct each of its officers, directors and employees, in each case that have been provided access to the terms of the Transactions, to comply with the foregoing requirement.

Section 8.09 No Claim Against Trust Account. For and in consideration of SPAC entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company, Holdco and SPAC Merger Sub hereby irrevocably waive any right, title, interest or claim of any kind it has or may have in the future in or to the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a

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result of, or arising out of, this Agreement and any negotiations, contracts or agreements with SPAC; provided that: (a) nothing herein shall serve to limit or prohibit the Company’s, Holdco’s or SPAC Merger Sub’s right to pursue a claim against SPAC pursuant to this Agreement for legal relief against monies or other assets of SPAC held outside the Trust Account or for specific performance or other equitable relief in connection with the Transactions (so long as such claim would not affect SPAC’s ability to fulfill its obligation to effectuate any SPAC Shareholder Redemption) or for Fraud; and (b) nothing herein shall serve to limit or prohibit any claims that the Company, Holdco or SPAC Merger Sub may have in the future pursuant to this Agreement against SPAC’s assets or funds that are not held in the Trust Account.

Section 8.10 Disclosure of Certain Matters. Each of SPAC, Holdco, SPAC Merger Sub and the Company will promptly provide the other Parties with prompt written notice of: (a) any event, development or condition that is reasonably likely to cause any of the conditions set forth in Article IX not to be satisfied; or (b) the receipt of notice from any Person alleging that the consent of such Person may be required in connection with the Transactions.

Section 8.11 Securities Listing. The Company and Holdco will use their reasonable best efforts to cause the Holdco Ordinary Shares issued in connection with the Transactions to be approved for listing on a Listing Exchange at Closing.

Section 8.12 No Solicitation.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, the Company shall not, and shall cause its Subsidiaries not to, and shall direct its Representatives not to, directly or indirectly, other than as contemplated by this Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than SPAC, Holdco and their respective Representatives) concerning any merger, consolidation, sale of ownership interests and/or assets of any Group Company, recapitalization or similar transaction (each, a “Company Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Company Business Combination; provided that the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions shall not be deemed a violation of this Section 8.12(a). The Company shall, and shall cause its Subsidiaries to, and shall direct their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Company Business Combination. A Company Business Combination expressly excludes (x) the PIPE Investment or (y) any other equity financing that results in an investment in any Group Company, with one (1) or more investors acquiring a minority percentage of equity of such Group Company; provided, that such equity would not reasonably be expected to prevent or render impractical, or otherwise delay, frustrate or impede the Transactions in any material respect.

(b) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, SPAC shall not, and shall cause SPAC Sponsor not to, and shall direct its Representatives not to, directly or indirectly, other than as contemplated by this Agreement: (i) solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Company, Holdco and SPAC Merger Sub and their respective Representatives) concerning any merger, consolidation, sale of ownership interests and/or assets of SPAC, recapitalization or similar transaction or any other transaction that would constitute an “initial business combination” as defined in SPAC’s prospectus for its initial public offering (each, a “SPAC Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a SPAC Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a SPAC Business Combination; provided that the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions shall not be deemed a violation of this Section 8.12(b). SPAC shall, and shall cause SPAC Sponsor and their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any SPAC Business Combination.

(c) Each Party shall, subject to the rules of any applicable listing authority, stock exchange or regulatory body, promptly (and in no event later than two (2) Business Days after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties if it or, to its Knowledge, any of its or its Representatives

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receives any inquiry, proposal, offer or submission with respect to a Company Business Combination or SPAC Business Combination, as applicable (including the identity of the Person making such inquiry or submitting such proposal, offer or submission and all material details thereof), after the execution and delivery of this Agreement. If either Party or, to its Knowledge, its Representatives receives an inquiry, proposal, offer or submission with respect to a Company Business Combination or SPAC Business Combination, as applicable, such Party shall, subject to the rules of any applicable listing authority, stock exchange or regulatory body, provide the other Parties with a copy of such inquiry, proposal, offer or submission.

Section 8.13 Trust Account. Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Transfer Agent (which notice SPAC shall provide to the Transfer Agent in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, SPAC: (i) shall cause the documents, opinions and notices required to be delivered to the Transfer Agent pursuant to the Trust Agreement to be so delivered, including providing the Transfer Agent with the Trust Termination Letter; and (ii) shall use its reasonable best efforts to cause the Transfer Agent to distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable: (A) to SPAC Shareholders who properly elect to have their SPAC Class A Shares redeemed for cash in accordance with the provisions of SPAC’s Governing Documents; (B) for income tax or other tax obligations of SPAC prior to Closing; (C) to the underwriters of SPAC’s initial public offering with respect to any Deferred Underwriting Fees; (D) for any unpaid SPAC Transaction Expenses; and (E) as repayment of loans and reimbursement of expenses to directors, officers and shareholders of SPAC; and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 8.14 Director and Officer Matters.

(a) Group Companies.

(i) Holdco agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of any Group Company (each, together with such person’s heirs, executors or administrators, a “Company D&O Indemnified Party”), as provided in their respective Governing Documents, shall survive the Closing and shall continue in full force and effect. For a period of ten (10) years following the Closing Date, Holdco shall cause the Group Companies to maintain in effect the exculpation, indemnification and advancement of expenses provisions of such Group Company’s Governing Documents as in effect immediately prior to the Closing Date, and Holdco shall, and shall cause the Group Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Company D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

(ii) Prior to the Closing, the Company may, at its sole discretion, purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “Company D&O Tail”) in respect of acts or omissions occurring prior to the Acquisition Effective Time (including with respect to the Transactions and all actions taken in connection with them) covering each such Person that is a director or officer of a Group Company currently covered by the Company’s and its Affiliates’ (other than the Group Companies) directors’ and officers’ liability insurance policies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the ten (10) year period following the Closing. Holdco shall, and shall cause the Company to, maintain the Company D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Group Companies, as applicable, and no other Party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 8.14(a)(ii).

(iii) The rights of each Company D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of any Group Company, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of Holdco and the Group Companies under this Section 8.14(a) shall not be terminated or modified in such a manner as to adversely affect any Company D&O Indemnified Party without the consent of such Company D&O Indemnified Party. The provisions of this Section 8.14(a) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the Company D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 8.14(a).

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(iv) If Holdco or, after the Closing, any Group Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, Holdco or the merging Group Company or successor or assign, as applicable, shall make commercially reasonable efforts to ensure that the successors and assigns of Holdco or such Group Company, successor or assign, as applicable, assume the obligations set forth in this Section 8.14(a).

(b) SPAC.

(i) Holdco agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of SPAC (each, together with such person’s heirs, executors or administrators, a “SPAC D&O Indemnified Party”), as provided in its Governing Documents or under those certain Indemnity Agreements, dated September 5, 2024, as entered into by and between SPAC and certain SPAC D&O Indemnified Parties, shall survive the Closing and shall continue in full force and effect. For a period of six (6) years from the Closing Date, (A) Holdco shall cause its Subsidiaries to maintain in effect the exculpation, indemnification and advancement of expenses provisions of SPAC’s Governing Documents as in effect immediately prior to the Closing Date and (B) Holdco shall, and shall cause the SPAC Surviving Company to, perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity, exculpation and advancement of expenses, and not to amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any SPAC D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

(ii) Prior to the Closing, SPAC shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “SPAC D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of SPAC currently covered by the SPAC and its Affiliates’ directors’ and officers’ liability insurance policies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six (6) year period following the Closing. Holdco shall, and shall cause the SPAC Surviving Company to, maintain the SPAC D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by Holdco or the SPAC Surviving Company, as applicable.

(iii) The rights of each SPAC D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of SPAC, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of Holdco and the SPAC Surviving Company under this Section 8.14(b) shall not be terminated or modified in such a manner as to adversely affect any SPAC D&O Indemnified Party without the consent of such SPAC D&O Indemnified Party. The provisions of this Section 8.14(b) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the SPAC D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 8.14(b).

(iv) If Holdco or, after the Closing, the SPAC Surviving Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, Holdco, the SPAC Surviving Company, or the merging successor or assign, as applicable, shall make commercially reasonable efforts to ensure that the successors and assigns of Holdco, the SPAC Surviving Company, or the successor or assign, as applicable, assume the obligations set forth in this Section 8.14(b).

(c) On the Closing Date, Holdco shall enter into customary indemnification agreements reasonably satisfactory to each of Company and Holdco with the respective directors and officers of Holdco, which indemnification agreements shall continue to be effective following the Closing. At the SPAC Effective Time, SPAC Merger Sub shall assume all rights and obligations of SPAC under all indemnification agreements in effect as of the date hereof between SPAC and any person who is or was a director or officer of SPAC prior to the SPAC Effective Time and that have been made available to the Company prior to the date hereof, which indemnification agreements shall continue to be effective following the Closing.

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Section 8.15 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions (collectively, “Transfer Taxes”) shall be borne and paid by Holdco. Unless otherwise required by applicable law, Holdco shall timely file any Tax Return or other document with respect to such Transfer Taxes (and the Company shall reasonably cooperate with respect thereto as necessary).

Section 8.16 Section 16 Matters. Prior to the Effective Time, SPAC shall take all reasonable steps as may be required or permitted to cause any acquisition or disposition of the SPAC Class A Shares that occurs or is deemed to occur by reason of or pursuant to the Transactions by each director and officer of SPAC who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to SPAC to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

Section 8.17 Board of Directors(i). Except as otherwise agreed in writing by the Company and SPAC prior to the Closing, and conditioned upon the occurrence of the Closing, the Parties shall take all actions necessary or appropriate to cause (a) the number of directors constituting the Holdco Board to be five (5) directors and (b) the individuals set forth on Schedule 8.17 of the Company Disclosure Letter to be elected as members of the Holdco Board, effective as of the Closing; provided that (i) the Company will have the right to specify two (2) of the initial directors and the remaining three (3) directors, who shall be proposed by SPAC (and shall be reasonably acceptable to the Chief Executive Officer and the Chairman of the Company) (in each case, except as otherwise agreed by the Company and SPAC prior to Closing), shall qualify as independent directors. Unless otherwise agreed by the Company and SPAC prior to Closing, each independent director proposed shall have prior experience as an officer or a director of a company listed in the United States on Nasdaq or the New York Stock Exchange. A majority of the members of the Holdco Board shall be independent and the members of the Holdco Board shall collectively meet all other requirements of regulatory and exchange listing rules and reflect a commitment to diversity. On the Closing Date, Holdco shall enter into customary indemnification agreements reasonably satisfactory to the Company with the individuals set forth on Schedule 8.17 of the Company Disclosure Letter, which indemnification agreements shall continue to be effective following the Closing. The Chief Executive Officer of Holdco will have the right to form and appoint members of any advisory board.

Section 8.18 Incentive Equity Plan. In connection with the consummation of the Transactions, Holdco shall approve and adopt a customary incentive equity plan to hire and incentivize its executives and other employees in form and substance mutually agreed by SPAC and the Company that will have an initial share reserve of up to 11% of the Holdco Ordinary Shares on a fully diluted basis and will provide for up to a 3% annual evergreen increase in the share reserve for each plan year (the “Incentive Equity Plan”). Following the expiration of the 60-day period following the date on which Holdco has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Holdco shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Holdco Ordinary Shares issuable under the Incentive Equity Plan. For the avoidance of doubt, none of the equity awards or Holdco Ordinary Shares to be issued under the Incentive Equity Plan will result in any deduction to the Equity Value or the Equity Value Per Share.

Section 8.19 Warrant Agreement. At or prior to the SPAC Effective Time, SPAC and Holdco shall execute and deliver a warrant assumption agreement in a form mutually agreed by the Company and SPAC (the “Warrant Assumption Agreement”). Pursuant to the Warrant Assumption Agreement, SPAC and Holdco shall cause to become effective at and subject to the Closing, the Holdco Assumed Warrant Agreement.

Section 8.20 PCAOB Financial Statements. The Company shall, as soon as reasonably practicable following the date of this Agreement, and in any event no later than December 31, 2025, to deliver to SPAC final drafts, subject only to final approval and receipt of the written opinion and signature of the Company’s independent auditor of any modifications required for changes in events or circumstances after the date of such delivery of (i) the audited consolidated balance sheet of the Group Companies as of December 31, 2024 and 2023, and the related audited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for each of the two (2) fiscal years ended December 31, 2024 and 2023, each draft prepared in accordance with the auditing standards of the PCAOB (collectively, the “PCAOB Audited Financial Statements”), (ii) the unaudited interim consolidated balance sheet of the Group Companies as of June 30, 2025 and the related consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for the six (6) months ended June 30, 2025 (the “Interim

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Financial Statements”) and (iii) any other audited or reviewed financial statements of the Group Companies that are required by applicable law to be included in the Registration Statement as audited or reviewed financial statements (together with the PCAOB Audited Financial Statement and the Interim Financial Statements, the “PCAOB Financial Statements”); provided, that upon delivery of such PCAOB Financial Statements as and when such PCAOB Financial Statements have been signed by the Company’s independent auditors in connection with the filing of the Registration Statement, the representations and warranties set forth in Section 4.07(a) and Section 4.07(b) shall be deemed to apply to the PCAOB Financial Statements with the same force and effect as if made as of the date of this Agreement. In addition, the Company shall use reasonable best efforts to deliver to SPAC true and complete copies of any additional audited or reviewed financial statements of the Company and the Company Subsidiaries for each period required to be included in any amendment or supplement to the Registration Statement as soon as practicable prior to the due date for filing any such amendment or supplement.

Section 8.21 PIPE Investment.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the SPAC Effective Time, the Company and SPAC may execute agreements as are mutually agreed by the Company and SPAC that would constitute an Additional PIPE Investment (“Additional PIPE Investment Agreements”). The form of any such PIPE Investment will be subject to the approval of the Company after reasonable consultation with SPAC. Each of the Company and SPAC shall use its commercially reasonable efforts to cooperate with each other in connection with the arrangement of any Additional PIPE Investment as may be reasonably requested by each other.

(b) Unless otherwise consented in writing by the Company and SPAC (which consent shall not be unreasonably withheld, conditioned or delayed), none of the Company nor SPAC shall permit any amendment or modification to be made to, any waiver (in whole or in part) or provide consent to (including consent to termination), any provision or remedy under, or any replacements of, any of the PIPE Investment Agreements. Each Party shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the PIPE Investment Agreements on the terms and conditions described therein, including maintaining in effect the PIPE Investment Agreements and to: (i) satisfy on a timely basis all conditions and covenants applicable to it in the PIPE Investment Agreements and otherwise comply with its obligations thereunder, (ii) without limiting the rights of any party to enforce certain of such PIPE Investment Agreements, in the event that all conditions in the PIPE Investment Agreements (other than conditions that the Company, SPAC or any of their respective Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the closings under the PIPE Investment Agreements) have been satisfied, consummate the transactions contemplated by the PIPE Investment Agreements at or prior to the Closing; (iii) confer with each other regarding timing of the expected closings under the PIPE Investment Agreements; and (iv) deliver notices to the applicable counterparties to the PIPE Investment Agreements sufficiently in advance of the Closing to cause them to fund their obligations as far in advance of the Closing as permitted by the PIPE Investment Agreements. Without limiting the generality of the foregoing, the Company and SPAC, as applicable, shall give the other party prompt written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any PIPE Investment Agreements known to the Company or SPAC, as applicable; (B) of the receipt of any notice or other communication from any party to any PIPE Investment Agreements by the Company or SPAC, as applicable with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, material breach, material default, termination or repudiation by any party to any PIPE Investment Agreements or any provisions of any PIPE Investment Agreements; and (C) if the Company or SPAC, as applicable, does not expect to receive all or any portion of the proceeds of the PIPE Investment on the terms, in the manner or from one (1) or more investors as contemplated by the PIPE Investment Agreements. The Parties shall use their commercially reasonable efforts to, and shall instruct their respective financial advisors to, keep the other Parties and the other Parties’ financial advisors reasonably informed with respect to the PIPE Investment during such period, including by (i) providing regular updates and (ii) consulting and cooperating with, and considering in good faith any feedback from, the other Parties or the other Parties’ financial advisors with respect to the PIPE Investment.

Section 8.22 SPAC Transaction Expenses.

(a) If, at Closing, the unpaid SPAC Transaction Expenses exceeds the Expense Cap (the amount by which the unpaid SPAC Transaction Expenses exceed the Expense Cap, the “SPAC Transaction Expenses Cap Excess”), Holdco shall, pursuant to the Sponsor Support Agreement, cause the SPAC Sponsor to, in connection with

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the payment of the SPAC Transaction Expenses in accordance with this Agreement on the Closing Date, either (i) pay the SPAC Transaction Expenses Cap Excess in cash at Closing, or (ii) irrevocably forfeit and surrender to Holdco for no consideration a number of Holdco Ordinary Shares equal to the quotient of (x) the amount of the SPAC Transaction Expenses Cap Excess divided by (y) $10.00. Holdco shall, pursuant to the Sponsor Support Agreement, cause SPAC Sponsor to take any other action reasonably requested by the Company to evidence the forfeiture and surrender of such shares pursuant to this provision. Solely in the event of such forfeiture of Holdco Ordinary Shares pursuant to this provision, Holdco shall pay the SPAC Transaction Expenses Cap Excess in an amount equal to such forfeited shares multiplied by $10.00.

(b) From the date hereof until the Closing, SPAC shall provide to the Company on the first Business Day of every month, its good faith estimate of the unpaid SPAC Transaction Expenses (including a list of all such unpaid expenses together with written invoices).

Section 8.23 SPAC Merger Sub Shareholder Approval. As promptly as practicable following the execution and delivery of this Agreement, Holdco, as the sole shareholder of SPAC Merger Sub, shall adopt the SPAC Merger Sub Shareholder Approval, which resolution shall be in a form reasonably satisfactory to SPAC. Holdco agrees not to revoke or modify the SPAC Merger Sub Shareholder Approval.

Article IX
CONDITIONS TO THE TRANSACTION

Section 9.01 Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Mergers and the other Transactions shall be subject to the satisfaction or, to the extent waivable, waiver at or prior to the Closing of the following conditions:

(a) SPAC Shareholder Approval. At the Special Meeting (including any postponements or adjournments thereof), the Required SPAC Shareholder Matters shall have been duly adopted by the SPAC Shareholders in accordance with the Cayman Companies Act, the SPAC’s Governing Documents and the rules and regulations of the Listing Exchange, as applicable (the “Required SPAC Shareholder Approval”).

(b) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(c) Governmental Approvals. (i) The applicable waiting period(s) under the HSR Act in respect of the Transactions shall have expired or been terminated, and (ii) the Parties will have received or have been deemed to have received all other necessary pre-Closing authorizations, consents, clearances, waivers and approvals of the Governmental Entities set forth on Schedule 9.01(c) to this Agreement in connection with the execution, delivery and performance of this Agreement and the Transactions (or any applicable waiting period thereunder shall have expired or been terminated).

(d) No Prohibition. There shall not be in force any Order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions.

(e) Secured Creditors. Immediately prior to the SPAC Merger, the SPAC shall have no secured creditors.

(f) Listing Approval. The shares of Holdco to be issued in connection with the Mergers and the other Transactions shall be approved for listing upon the Closing on Nasdaq (or any other public stock market or exchange in the United States as may be agreed by the Company and SPAC) subject to official notice of issuance thereof.

(g) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending effectiveness of the Registration Statement shall have been issued and no proceedings for those purposes will have been initiated or threatened by the SEC and not withdrawn.

(h) Scheme of Arrangement. The Scheme of Arrangement shall have been approved by a majority in number representing 3/4ths of the voting rights of the Company Shareholders or a class of them present and voting either in person or by proxy at a court ordered meeting in connection with the Scheme of Arrangement, and the relevant Acts of the Royal Court of Jersey relating to the Scheme of Arrangement shall have been obtained and been delivered to the Companies Registrar.

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Section 9.02 Additional Conditions to Obligations of the Company, Holdco and SPAC Merger Sub.

(a) The obligations of the Company, Holdco and SPAC Merger Sub to consummate and effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(i) No information made public by SPAC, or otherwise made available to the Company, Holdco or SPAC Merger Sub by SPAC, shall be materially inaccurate, incomplete or misleading in any material respect, and SPAC shall have made public all material information which is required to be made public by SPAC under applicable law.

(ii) No state of facts, changes, circumstances, occurrences, events or effects shall have occurred that, has had, or would reasonably be expected to have, a materially adverse effect on (x) the business, assets, financial condition or results of operations of SPAC; or (y) the ability of SPAC to perform its material obligations under this Agreement or to consummate the Transactions. The following events shall not be taken into regard when determining if a material adverse effect has occurred unless they disproportionately and adversely affect SPAC, relative to similarly situated companies in the industries in which SPAC conducts its operations: (A) acts of war, sabotage, civil unrest, cyberterrorism or terrorism, or changes in global, national, regional, state or local political or social conditions or the escalation or worsening of any ongoing conflict, or any change, escalation or worsening thereof; (B) natural or man-made disasters and other force majeure events; (C) any materially adverse effect attributable to the announcement, execution, pendency, negotiation or consummation of the Transactions; (D) changes or proposed changes in applicable legal requirements or regulation or interpretations or decisions by courts or any governmental entity after the date of this Agreement; (E) any downturn in general economic conditions; (F) effects generally affecting special purposes acquisition companies, including but not limited to, the extension of a special purpose acquisition company’s termination date; or (G) failure by SPAC to meet any financial projection (however a determination that the underlying facts and circumstances resulting in failure has resulted in material adverse effect shall not be prevented).

(iii) None of SPAC or SPAC Sponsor shall have (x) taken any action that is likely to impair the prerequisites for Closing, or (y) failed to take any action the failure of which is likely to impair the prerequisites for Closing.

(iv) The Private Placement Warrant Cancellation shall have been completed.

(b) If the conditions set out in this Section 9.02 have not been satisfied and Closing has not taken place on or before June 8, 2026, the Transactions will not be implemented, provided, however, that the Transactions will only be discontinued if the non-satisfaction is of material importance to the Transactions.

Section 9.03 Additional Conditions to the Obligations of SPAC. The obligations of SPAC to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by SPAC:

(a) The Fundamental Representations of the Company, Holdco, and SPAC Merger Sub, respectively, shall be true and correct in all material respects on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); the representations and warranties of the Company contained in Section 4.09 shall be true and correct in all material respects as of the date hereof and as of the Closing Date; and all other representations and warranties set forth in Article IV and Article VI hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where any failures of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably, be expected to have a Company Material Adverse Effect.

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(b) The Company, Holdco and SPAC Merger Sub shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, in each case in all material respects.

(c) No Company Material Adverse Effect shall have occurred since the date of this Agreement that is continuing;

(d) The Company shall have delivered to SPAC a certificate, signed by an authorized representative of the Company and dated as of the Closing Date, certifying as to the matters set forth in Section 9.03(a), Section 9.03(b) and Section 9.03(c).

(e) Each of the covenants of the Company and the Company Shareholders party to the Shareholder Support Agreement that are required under the Shareholder Support Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(f) The Company, Holdco and SPAC Merger Sub shall have delivered, or caused to be delivered, all of the certificates, instruments, Contracts and other documents specified to be delivered by it hereunder on or prior to the Closing, including the following:

(i) the A&R Registration Rights Agreement, duly executed by Holdco and the parties thereof; and

(ii) the Warrant Assumption Agreement, duly executed by Holdco.

(g) Holdco Board. The size and composition of Holdco Board shall be composed as set forth in Section 8.17.

(h) Holdco Organizational Documents.

(i) The shareholders of Holdco shall have voted to: (A) amend and restate the memorandum and articles of association of Holdco in the form of the Holdco A&R Memo and Articles effective as of immediately prior to the Acquisition Effective Time; (B) re-register Holdco as a public company limited by shares in Jersey effective as of immediately prior to the Acquisition Effective Time; and (C) change the name of Holdco; and

(ii) the following certificates shall have been obtained in respect of Holdco: (A) the certificate of re-registration of Holdco as a public company limited by shares; and (B) the certificate of incorporation on name change.

Section 9.04 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by the failure of such Party or its Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.

Section 9.05 Waiver of Conditions. Upon the occurrence of the Closing, any condition set forth in this Article IX that was not satisfied as of the Closing shall be deemed to have been waived as of and from the Closing.

Article X
TERMINATION

Section 10.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of SPAC and the Company at any time;

(b) by either SPAC or the Company if the Transactions shall not have been consummated by June 8, 2026 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 10.01(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

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(c) by either SPAC or the Company if a Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Mergers, which Order or other action is final and nonappealable;

(d) by the Company, if any information made public by SPAC, or otherwise made available to the Company, Holdco or SPAC Merger Sub by SPAC, is materially inaccurate, incomplete or misleading in any material respect, or if SPAC has failed to make public all material information which is required to be made public by SPAC under applicable law; provided, however, that if such act or omission by SPAC is curable by SPAC prior to the Closing, then the Company must first provide written notice to SPAC of such act or omission and may not terminate this Agreement under this Section 10.01(d) until the earlier of: (i) 30 days after delivery of written notice from the Company to SPAC of such breach; and (ii) the Outside Date; and provided, further, that the Company may not terminate this Agreement pursuant to this Section 10.01(d) if: (A) the Company, Holdco or SPAC Merger Sub shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by SPAC is cured during such 30 day period;

(e) by SPAC, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company, Holdco or SPAC Merger Sub, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 9.03(a) or Section 9.03(b) would not be satisfied; provided, however, that if such breach is curable by the Company, Holdco or SPAC Merger Sub prior to the Closing, then SPAC must first provide written notice to the Company of such breach and may not terminate this Agreement under this Section 10.01(e) until the earlier of: (i) 30 days after delivery of written notice from SPAC to the Company of such breach; and (ii) the Outside Date; and provided, further, that SPAC may not terminate this Agreement pursuant to this Section 10.01(e) if: (A) SPAC shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by the Company, Holdco or SPAC Merger Sub, as applicable, is cured during such 30 day period;

(f) by either SPAC or the Company, if, at the Special Meeting (including any adjournments or postponements thereof), the Required SPAC Shareholder Matters are not duly adopted by the SPAC Shareholders by the requisite vote under the Cayman Companies Act and SPAC’s Governing Documents; or

(g) by either SPAC or the Company if, at the Company Shareholder Meetings (including any adjournments thereof), the Company Shareholder Approval is not obtained or the Act of the Court is not granted.

Section 10.02  Notice of Termination; Effect of Termination.

(a) Any termination of this Agreement under Section 10.01 above will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

(b) In the event of the termination of this Agreement as provided in Section 10.01, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, except: (i) Section 8.09, this Section 10.02, Article XII (General Provisions) and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any Willful Breach of this Agreement or Fraud.

Article XI
NO SURVIVAL

Section 11.01 No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 11.01 nor anything else in this Agreement to the contrary (including Section 12.14) shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) the liability of any Person with respect to Fraud.

Annex A-62

Article XII
GENERAL PROVISIONS

Section 12.01 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered by email; or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to SPAC to:

c/o SPAC
Vine Hill Capital Investment Corp.
500 E Broward Blvd., Suite 900
Fort Lauderdale, FL 33394
Attention:	Nicholas Petruska
Daniel Zlotnitsky
Email:	[***]

with copies to (which shall not constitute notice) to:

Paul Hastings LLP
515 South Flower Street
Twenty-Fifth Floor
Los Angeles, CA 90071
Attention:	Jonathan Ko
Joseph Swanson
Andrew Goodman
Email:	jonathanko@paulhastings.com
josephswanson@paulhastings.com
andrewgoodman@paulhastings.com

if to the Company, Holdco or SPAC Merger Sub to:

CoinShares International Limited
2nd Floor, 2 Hill Street, JE2
4UA St Helier Jersey, Channel Islands
Attention:	Jean-Marie Mognetti
Lisa Avellini
Email:	[***]

with a copy (which shall not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, NY 10020
Attention:	Joel Rubinstein
Jeff Gilson
Email:	joel.rubinstein@whitecase.com
jeff.gilson@whitecase.com

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Annex A-63

Section 12.02 Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were provided to or included in and available at the “https://services.intralinks.com/web/#workspace/18932225/documents” online data site hosted by Intralinks at least one (1) Business Day prior to the date of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation shall include all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. All references to currency amounts in this Agreement shall mean United States dollars unless otherwise specified. References to “$” or “dollar” or “US$” shall be references to United States dollars, and references to “GBP” or “£” shall be references to Great British Pound.

Section 12.03 Counterparts; Electronic Delivery. This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in one (1) or more counterparts, all of which shall be considered one and the same document and shall become effective when one (1) or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

Section 12.04 Entire Agreement; Third Party Beneficiaries. This Agreement, the other Transaction Agreements and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights, at and after the Effective Times, of Persons pursuant to the provisions of Section 8.14 and Section 12.14 (which will be for the benefit of the Persons set forth therein), are not intended to confer upon any other Person other than the Parties any rights or remedies. Notwithstanding the foregoing, the Financial Advisor may rely on the representations and warranties contained in Article IV, Article V and Article VI as if such representation were made to the Financial Advisor.

Section 12.05 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Section 12.06 Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically

Annex A-64

the terms and provisions of this Agreement and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other Party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate.

Section 12.07 Governing Law. This Agreement and the consummation of the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of New York regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof, provided that (i) the Scheme of Arrangement, and such other provisions of this Agreement expressly required by the terms of this Agreement to be governed by Jersey law, shall be governed by Jersey law and its regulations, and (ii) the SPAC Merger, and such other provisions of this Agreement expressly required by the terms of this Agreement to be governed by the Cayman Islands law, shall be governed by the Cayman Islands law and its regulations.

Section 12.08 Consent to Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the state and federal courts located in the State of New York, in each case in connection with any matter based upon or arising out of this Agreement, the other Transaction Agreements and the consummation of the Transactions, agrees that process may be served upon them in any manner authorized for notice under this Agreement or otherwise by the laws of the State of New York for such Person and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process.

(b) Each Party hereby waives, and any Person asserting rights as a third-party beneficiary may do so only if he, she or it waives, and, in each case, agrees not to assert as a defense in any legal dispute, that: (a) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (b) such Legal Proceeding may not be brought or is not maintainable in such court; (c) such Person’s property is exempt or immune from execution; (d) such Legal Proceeding is brought in an inconvenient forum; or (e) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by New York law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 12.01. Notwithstanding the foregoing in this Section 12.08, any Party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(c) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NON-COMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS.

Annex A-65

FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 12.09 Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 12.10 Expenses. Except as otherwise expressly provided in this Agreement, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses; provided that, if the Closing occurs, subject to Section 8.22, (a) any (i) unpaid Company Transaction Expenses and (ii) unpaid SPAC Transaction Expenses up to the Expense Cap, shall be paid by or on behalf of Holdco or a Subsidiary of Holdco at or promptly following the Closing, and (b) the Company shall pay any fees payable in connection with any regulatory filings made pursuant to Section 8.04(a) (but excluding those expenses outlined in Section 8.04(c) above), including, any such filing fees related to the Registration Statement.

Section 12.11 Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 12.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 12.12 Amendment. This Agreement may be amended by the Parties at any time only by execution of an instrument in writing signed on behalf of each of the Parties.

Section 12.13 Extension; Waiver. At any time prior to the Closing, SPAC and the Company (on behalf of itself, Holdco and SPAC Merger Sub) may, to the extent not prohibited by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other Party or Parties; (b) waive any inaccuracies in the representations and warranties made by the other Party or Parties contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 12.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no Related Party of a Party shall have any liability for any liabilities or obligations of the Parties for any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Related Party of a Party and no personal liability shall attach to any Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Legal Requirement or otherwise. The provisions of this Section 12.14 are intended to be for the benefit of, and enforceable by the Related Parties of the Parties and each such Person shall be a third-party beneficiary of this Section 12.14. This Section 12.14 shall be binding on all successors and assigns of the Parties.

Section 12.15 Disclosure Letters and Exhibits. The Company Disclosure Letter and the SPAC Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Company Disclosure Letter or the SPAC Disclosure Letter, as applicable; or (b) it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another representation and warranty of the Company, Holdco or SPAC Merger Sub, on the one hand, or SPAC, on the other hand, as applicable, in this Agreement. Certain information set forth in the Company Disclosure Letter and the SPAC Disclosure Letter is or may be included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of

Annex A-66

any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter or the SPAC Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter or the SPAC Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in the Company Disclosure Letter or the SPAC Disclosure Letter is or is not material for purposes of this Agreement.

Section 12.16 Conflicts and Privilege.

(a) Each of the Parties, on behalf of their respective successors and assigns (including, after the Closing, Holdco), hereby agrees that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (x) the SPAC Sponsor, the pre-SPAC Merger shareholders or holders of other equity interests of SPAC, the shareholders or holders of other equity interests in SPAC Sponsor or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “SPAC Group”), on the one hand, and (y) the Company or any member of the Company Group (as defined below), on the other hand, any legal counsel, including, Paul Hastings (“PH”), that represented SPAC or the SPAC Sponsor prior to the Closing may represent the SPAC Sponsor or any other member of the SPAC Group, in such dispute even though the interests of such Persons may be directly adverse to the Company, the Company Group or any of its respective Subsidiaries, and even though such counsel may have represented SPAC in a matter substantially related to such dispute, or may be handling ongoing matters for the Company Group, any of its respective Subsidiaries or the SPAC Sponsor or any of its Affiliates. The Parties, on behalf of their respective successors and assigns (including, after the Closing, Holdco), further agree that, as to all communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to the Transaction Agreements or the Transactions) between or among SPAC, SPAC Sponsor or any member of the SPAC Group, on the one hand, and PH on the other hand (the “SPAC Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the SPAC Group after the Closing, and shall not pass to or be claimed or controlled by the Company Group or any of their Subsidiaries or Affiliates. The Parties, together with their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person not in the SPAC Group may use or rely on any of the SPAC Privileged Communications, whether located in the records or email server of SPAC, Holdco, SPAC Merger Sub or their respective Subsidiaries, in any Legal Proceeding against or involving any of the Parties after the Closing, and the Parties, together with their respective Affiliates, Subsidiaries, successors or assigns, agree not to assert that any privilege has been waived as to the SPAC Privileged Communications, by virtue of the Mergers.

(b) Each of the Parties, on behalf of their respective successors and assigns (including, after the Closing, Holdco), hereby agrees that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (x) the shareholders or holders of other equity interests of the Company or any member of the Company Group, or any of their respective directors, members, partners, officers, employees or Affiliates, including Holdco and SPAC Merger Sub (collectively, the “Company Group”), on the one hand, and (y) any member of the SPAC Group, on the other hand, any legal counsel, including White & Case LLP (“W&C”) that represented the Company, Holdco or SPAC Merger Sub prior to the Closing may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to the Company, Holdco or SPAC Merger Sub or any of their respective Subsidiaries, and even though such counsel may have represented the Company, Holdco, SPAC Merger Sub or any of their respective Subsidiaries in a matter substantially related to such dispute, or may be handling ongoing matters for the Company, Holdco, SPAC Merger Sub or any of their respective Subsidiaries. The Parties, on behalf of their respective successors and assigns (including, after the Closing, Holdco), further agree that, as to all communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, the Transaction Agreements or the Transactions) between or among the Company, Holdco, SPAC Merger Sub or any member of the Company Group, on the one hand, and W&C, on the other hand (collectively, the “Company Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the Company Group after the Closing, and shall not pass to or be claimed or controlled by the SPAC Group or their respective Subsidiaries or Affiliates. The Parties, together with their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person not in the Company Group may use or rely on any of the Company Privileged Communications, whether located in the records or email server of the Company, Holdco, SPAC Merger Sub or their respective Subsidiaries, in any Legal Proceeding against or involving any of the Parties after the Closing, and the Parties, together with their respective Affiliates, Subsidiaries, successors or assigns, agree not to assert that any privilege has been waived as to the Company Privileged Communications, by virtue of the Mergers.

Annex A-67

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

ODYSSEUS HOLDINGS LIMITED
By:	/s/ Jeri-Lea Brown
Name: Jeri-Lea Brown
Title: Director
ODYSSEUS (CAYMAN) LIMITED
By:	/s/ Jeri-Lea Brown
Name: Jeri-Lea Brown
Title: Director
COINSHARES INTERNATIONAL LIMITED
By:	/s/ Jean-Marie Mognetti
Name: Jean-Marie Mognetti
Title: Chief Executive Officer
VINE HILL CAPITAL INVESTMENT CORP.
By:	/s/ Nicholas Petruska
Name: Nicholas Petruska
Title: Chief Executive Officer

[Signature Page to Business Combination Agreement]

Annex A-68

Annex B

PLAN OF MERGER

This plan of merger (the “Plan of Merger”) is made on this [•] day of [•] 20[•] between Vine Hill Capital Investment Corp. (the “Constituent Company”), a Cayman Islands exempted company, Odysseus (Cayman) Limited (the “Surviving Company”), a Cayman Islands exempted company, and Odysseus Holdings Limited, a private company limited by shares organized under the laws of the Bailiwick of Jersey, Channel Islands (“Holdco”). The Constituent Company and the Surviving Company are collectively referred to herein as, the “Companies”. It is proposed that the Constituent Company merge with and into the Surviving Company (the “Merger”) such that the Surviving Company will be the surviving company of the Merger for the purposes of the Companies Act (as revised) (the “Act”).

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Business Combination Agreement, dated as of 8 September 2025, by and among the Constituent Company, CoinShares International Limited, a public company limited by shares organized under the laws of the Bailiwick of Jersey, Channel Islands, Holdco, and the Surviving Company (as such agreement may be amended and modified, the “Business Combination Agreement”). The Merger shall be upon the terms and subject to the conditions of (i) the Business Combination Agreement, (ii) this Plan of Merger and (iii) the provisions of Part XVI of the Act. A copy of the Business Combination Agreement is annexed at Annexure 1 hereto and forms part of this Plan of Merger.

1.	The constituent companies (as defined in the Act) to this Merger are the Surviving Company and the Merging Company.
2.	The surviving company (as defined in the Act) is the Surviving Company.
3.	The registered office of the Constituent Company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
4.	The registered office of the Surviving Company is at the offices of IQ EQ Corporate Services (Cayman) Limited, 3rd Floor Whitehall House, 238 North Church Street, Grand Cayman, Cayman Islands.
5.

Immediately prior to the Effective Date (as defined below), the authorised share capital of the Constituent Company is US$22,100 divided into 200,000,000 Class A ordinary shares of a par value of US$0.0001 each (“Class A Ordinary Shares”), 20,000,000 Class B ordinary shares of a par value of US$0.0001 each (“Class B Ordinary Shares”) and 1,000,000 preference shares of a par value of US$0.0001 each, and the issued share capital of the Constituent Company is US$[•] divided into [•] Class A Ordinary Shares and [•] Class B Ordinary Shares.

6.

Immediately prior to the Effective Date (as defined below), the authorised share capital of the Surviving Company is US$22,100 divided into 221,000,000 shares of par value US$0.0001 each (each a “Surviving Company Share”) and the issued share capital of the Surviving Company is US$0.0001 divided into 1 Surviving Company Share.

7.

The effective date of the Merger shall be the date that this Plan of Merger is registered by the Registrar of Companies in the Cayman Islands (the “Registrar”) in accordance with Section 233(13) of the Act unless the Companies shall deliver a notice to the Registrar signed by a director of each of the Companies specifying a later date and time in accordance with Section 234 of the Act, in which case the Merger shall be effective on the date and at the time specified in such notice to the Registrar (the “Effective Date”).

8.

Effective upon the Merger, the manner and basis of converting shares in each of the Constituent Company and the Surviving Company shall be as set out in the Business Combination Agreement in the form annexed at Annexure 1 hereto.

9.

The rights and restrictions of the Surviving Company Shares are as set out in the memorandum and articles of association of the Surviving Company dated 25 August 2025 (the “Surviving Company Articles”).

10.

The Surviving Company Articles shall be the memorandum of association and articles of association of the Surviving Company after the Merger and the authorised share capital of the Surviving Company shall be as set out therein.

Annex B-1

11.	No amounts or benefits have been paid, or are payable, to any director of the Companies in connection with the Merger.
12.	The Constituent Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.
13.	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.
14.	The name and address of the director of the Surviving Company is: Jeri-Lea Brown of 22 Poonah Road, St Hellier, Jersey JE2 3XJ.
15.	This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Constituent Company pursuant to section 233(3) of the Act.
16.

This Plan of Merger has been authorised by the shareholders of the Constituent Company pursuant to section 233(6) of the Act by way of resolutions passed at an extraordinary general meeting of the Constituent Company. This Plan of Merger has been authorised by the shareholder of the Surviving Company pursuant to section 233(6) of the Act by way of unanimous written resolutions of the sole shareholder of the Surviving Company.

17.

This Plan of Merger may be terminated by the directors of either Company at any time prior to the Effective Date provided that such termination is in accordance with Article X of the Business Combination Agreement. This Plan of Merger may be amended by the directors of the Companies, in their sole discretion, in order to:

	17.1	change the Effective Date (provided that the new Effective Date shall not be a date later than the ninetieth day after the date of the registration of this Plan of Merger); or
17.2

effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Constituent Company deem advisable; provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Constituent Company, as determined by the directors of both the Surviving Company and the Constituent Company, respectively.

18.

All notices and other communications between the parties in connection with this Plan of Merger must be in writing and shall be given in accordance with section 12.01 of the Business Combination Agreement.

19.

This Plan of Merger may be executed in counterpart and shall be governed by, and construed in accordance with, the laws of the Cayman Islands. The Companies and Holdco hereby agree to submit any dispute arising from this agreement to the exclusive jurisdiction of the courts of the Cayman Islands.

[Signature Page Follows]

Annex B-2

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

for and on behalf of Odysseus (Cayman) Limited acting by:		for and on behalf of Vine Hill Capital Investment Corp acting by:
Name:	Jeri-Lea Brown	Name:
Title:	Director	Title:	Director

for and on behalf of Odysseus (Cayman) Limited acting by:
Name:	Jeri-Lea Brown
Title:	Director

Annex B-3

Annex C

COMPANIES (JERSEY) LAW 1991

(the “ Companies Law”)

MEMORANDUM OF ASSOCIATION

- of -

CoinShares PLC

(the “Company”)

(adopted by Special Resolution on ____________________ 2026)

1.           INTERPRETATION

Words and expressions contained in this Memorandum of Association have the same meanings as in the Companies Law.

2.           COMPANY NAME

The name of the Company is CoinShares PLC.

3.           TYPE OF COMPANY

3.1         The Company is a public company.

3.2         The Company is a no par value company.

4.           NUMBER OF SHARES

There shall be no limit on the number of shares which may be issued by the Company and if the share capital structure of the Company is at any time divided into separate classes of share there shall be no limit on the number of shares of any class which may be issued by the Company.

5.           LIABILITY OF SHAREHOLDERS

The liability of a holder arising from the holding of a share in the Company is limited to the amount (if any) unpaid on it.

Annex C-1

ARTICLES OF ASSOCIATION

- of -

CoinShares PLC

(the “Company”)

(adopted by Special Resolution on _______________________ 2026)

CONTENTS

Annex C Page Nos.
1.	INTERPRETATION	C-1
2.	COMPANY NAME	C-1
3.	TYPE OF COMPANY	C-1
4.	NUMBER OF SHARES	C-1
5.	LIABILITY OF SHAREHOLDERS	C-1
1.	INTERPRETATION	C-4
2.	SHARE CAPITAL	C-7
3.	STATED CAPITAL ACCOUNTS	C-7
4.	ALTERATION OF SHARE CAPITAL	C-8
5.	VARIATION OF RIGHTS	C-8
6.	REGISTER OF SHAREHOLDERS	C-9
7.	FORFEITURE OF SHARES	C-9
8.	TRANSFER OF SHARES	C-10
9.	TRANSMISSION OF SHARES	C-11
10.	NOTICE OF GENERAL MEETINGS	C-11
11.	PARTICIPATION AT GENERAL MEETINGS	C-12
12.	VOTES OF MEMBERS	C-14
13.	MATTERS FOR THE ANNUAL GENERAL MEETING	C-16
14.	DIRECTORS	C-16
15.	POWERS OF DIRECTORS	C-16
16.	DELEGATION OF DIRECTORS’ POWERS	C-17
17.	APPOINTMENT OF DIRECTORS	C-17
18.	RESIGNATION, DISQUALIFICATION & REMOVAL OF DIRECTORS	C-18
19.	REMUNERATION & EXPENSES OF DIRECTORS	C-18
20.	EXECUTIVE DIRECTORS	C-18
21.	DIRECTORS’ INTERESTS	C-18
22.	PROCEEDINGS OF DIRECTORS	C-19
23.	MINUTE BOOK	C-20
24.	SECRETARY	C-21
25.	THE SEAL	C-21
26.	AUTHENTICATION OF DOCUMENTS	C-21
27.	DIVIDENDS	C-22
28.	ACCOUNTS & AUDIT	C-23
29.	NOTICES	C-24

Annex C-2

Annex C Page Nos.
30.	INDEMNITY	C-25
31.	EXCLUSIVE FORUM	C-25
32.	WINDING UP	C-26
33.	FIXING RECORD DATE	C-26
34.	AUTHORISATION OF SHARE TRANSFERS TO BENEFICIAL OWNERS	C-26
35.	NON-APPLICATION OF STANDARD TABLE	C-27

Annex C-3

COMPANIES (JERSEY) LAW 1991

ARTICLES OF ASSOCIATION

- of -

CoinShares PLC

(adopted by Special Resolution on ___________________________ 22026)

1.           INTERPRETATION

1.1         In these Articles, unless (or save to the extent that) the context or subject-matter requires otherwise, the following words and expressions shall have the following meanings:

1.1.1      “address” in relation to an Electronic Communication, means any number or address used for the purposes of such communication;

1.1.2      “AGM” means an annual general meeting of the Company;

1.1.3      “Articles” these articles of association, as the same may be amended from time to time;

1.1.4      “Auditors” the auditor, for the time being, of the Company (or, in the case of joint auditors, any one of them);

1.1.5      “Bankrupt” has the meaning ascribed to it in the Interpretation (Jersey) Law, 1954;

1.1.6      “Business Day” means a day (except a Saturday, Sunday or bank holiday) on which banks in Jersey, Channel Islands are open for the conduct of normal banking business;

1.1.7      “Clear Days” in relation to a period of Notice, means that period excluding the day when the Notice is given (or deemed to be given) and the day for which it is given (or on which it is to take effect);

1.1.8      “Companies Law” means the Companies (Jersey) Law 1991 and any subordinate legislation from time to time made thereunder, including any statutory modifications or re-enactments for the time being in force;

1.1.9      “Company” the company incorporated under the Companies Law in respect of which these Articles have been adopted and registered;

1.1.10    “Directors” means the directors of the Company for the time being;

1.1.11    “dividend” includes all forms of “distribution” permitted under Article 114 of the Companies Law;

1.1.12    “EGM” means an extraordinary general meeting of the Company;

1.1.13    “Electronic Communication” bears the meaning set out in the Electronic Law;

1.1.14    “Electronic Law” means the Electronic Communications (Jersey) Law 2000;

1.1.15    “Electronic Signature” bears the meaning set out in the Electronic Law;

1.1.16    “General Meeting” means an AGM or, as the case may be, an EGM;

1.1.17    “Group” means the Company and its subsidiary undertakings from time to time;

1.1.18    “Group Company” means any company in the Group;
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1.1.19    “Member” means the subscribers to the Memorandum of Association of the Company and any other Person whose name is entered in the Register as the Holder of shares in the Company;

1.1.20    “Notice” means a notice in Writing unless otherwise specifically stated;

1.1.21    “Office” means the registered office of the Company from time to time, which shall be situated in Jersey, Channel Islands;

1.1.22    “Officer” includes a Secretary but otherwise has the meaning ascribed to it in the Companies Law;

1.1.23    “Ordinary Resolution” means a resolution of the Company passed by a simple majority of the votes cast, in person or by proxy, at a General Meeting by Shareholders who are entitled to do so;

1.1.24    “Ordinary Shares” means the ordinary shares of no par value in the capital of the Company, and having the rights and restrictions set out in these Articles;

1.1.25    “Paid-Up” means paid-up and/or credited as paid-up;

1.1.26    “Persons” includes a natural person, corporate or unincorporated body (whether or not having separate legal personality).

1.1.27    “Present” in relation to General Meetings and to meetings of the Shareholders of any class of shares includes present by attorney or by proxy or in the case of a corporate shareholder by representative;

1.1.28    “Prohibited Person” means a Person disqualified or otherwise ineligible by law to act as a director of a company incorporated in Jersey, Channel Islands;

1.1.29    “Register” means the register of Shareholders required to be kept pursuant to the Companies Law;

1.1.30    “Seal” means the common seal (if any) of the Company from time to time;

1.1.31    “Secretary” means any Person appointed from time to time to perform any of the duties of secretary of the Company (including an assistant or deputy secretary) and, in the event of two or more Persons being appointed as joint secretaries, any one or more of the Persons so appointed;

1.1.32    “Shareholder” (or “holder”) means, in respect of a share in the capital of the Company, the Person for the time being registered in the Register as the holder thereof;

1.1.33    “Signed” includes a signature, an Electronic Signature or a representation of a signature affixed by mechanical or any other means of signifying agreement permitted by law (including, without limitation, electronic) and, where a document is to be signed by a company, an association or a body of Persons, the word “Signed” shall be construed as including the signature of a duly authorised representative on its behalf as well as any other means by which it may lawfully execute the document;

1.1.34    “Special Resolution” bears the meaning set out in the Companies Law albeit that the specified majority for the purposes of Article 90(1A) shall be a majority of not less than sixty-seven percent (67%);

1.1.35    “Virtual Attendance” means the attendance at a meeting by Persons entitled to do so solely by means of participating in a communication in accordance with the Law where certain other Persons entitled to do so attend that meeting by being physically present together at a meeting place;

1.1.36    “Virtual Meeting” means a meeting at which all Persons (being Persons entitled to participate in that meeting) participate in that meeting solely by means of participating in a communication in accordance with the Law; and

Annex C-5

1.1.37    in “Writing” includes written, printed, transmitted by facsimile or other electronic means including by email, any “click through” mechanism on the Company’s website) photographed (or represented by any other mode of representing or reproducing words in a visible form) or partly one and partly another of the foregoing.

1.2         For the avoidance of doubt, terms defined within specific Articles shall bear the meanings defined therein in respect of the specified Article(s) (or, failing any delimitation to the application of such definitions, in respect of all of these Articles), unless (or save to the extent that) the context or subject-matter requires otherwise.

1.3         Save as defined herein and unless (or save to the extent that) the context or subject-matter requires otherwise, words or expressions contained in these Articles (including, without limitation, “holding company”, “shares”, “securities” and “subsidiary”) shall bear the same meaning as in the Companies Law or the Interpretation (Jersey) Law 1954 (but EXCLUDING any statutory modifications thereof not in force when these Articles become binding on the Company).

1.4         In these Articles, unless (or save to the extent that) the context or subject-matter requires otherwise:

1.4.1      words and expressions which are cognate to those defined in Article 1.1 shall be construed accordingly;

1.4.2      the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

1.4.3      words importing the singular number only shall include the plural number (and vice- versa);

1.4.4      words importing the masculine gender only shall be construed as including the feminine and neuter genders (and vice-versa);

1.4.5      references to an Article, by number, are to the particular Article of these Articles;

1.4.6      references to time of day are to the time in Jersey, Channel Islands unless otherwise stated;

1.4.7      references to a pound or pounds (or £ or GBP) and to a penny or pence (or p) are references to the lawful currency for the time being of the United Kingdom;

1.4.8      any provision which is expressed to bind more than one Person shall, save where inconsistent with the context, bind them jointly and each of them severally;

1.4.9      references to a statute or statutory provision, if not inconsistent with the subject- matter or context, include that statute or provision as may be from time to time modified or re-enacted or consolidated (whether before or after the date of these Articles) and every subordinate regulation or order made thereunder (PROVIDED THAT nothing shall operate to increase the liability of any Person under these Articles beyond that which would have existed had this Article 1.4.9 been omitted);

1.4.10    any reference to any Jersey legal term or concept (including for any action, remedy, method of judicial proceeding, document, legal status, statute court, official governmental authority or agency) shall, in respect of any jurisdiction other than Jersey, be interpreted to mean the nearest and most appropriate analogous term to the Jersey legal term in the legal language in that jurisdiction (as the context reasonably requires) so as to produce, as nearly as possible, the same effect in relation to that jurisdiction as would be the case in relation to Jersey; and

1.4.11    the headings within these Articles are inserted for convenience only and shall not affect the construction or interpretation of these Articles.

Annex C-6

2.           SHARE CAPITAL

2.1         The share capital of the Company is as specified in the Memorandum of Association and the shares of the Company shall have the rights and shall be subject to the conditions contained in these Articles.

2.2         Without prejudice to any special rights for the time being conferred on the holders of any shares or class of shares (which special rights shall not be varied or abrogated except with such consent or sanction as is hereinafter provided) any share or class of shares in the capital of the Company may be issued with such preferred, deferred or other special rights or such restrictions whether in regard to dividends, return of capital, voting or otherwise as the Company, acting by the directors, may determine.

2.3         Subject to the provisions of the Companies Law, the Company may from time to time:

2.3.1      issue; or

2.3.2      convert any existing non-redeemable shares (whether issued or not) into,

shares which are to be redeemed or are liable to be redeemed at the option of the Company or at the option of the holder thereof and on such terms and in such manner as may be determined by Special Resolution.

2.4         Subject to the provisions of the Companies Law, the Company may purchase its own shares (including redeemable shares) including by the purchase of depositary certificates in respect of such shares and may hold such shares as treasury shares or cancel them.

2.5         The Company may hold as treasury shares any of the equity shares it has redeemed or purchased in accordance with the Companies Law with the consent of an Ordinary Resolution.

2.6         Subject to the provisions of these Articles, the unissued shares for the time being in the capital of the Company shall be at the disposal of the Directors who may allot, grant options over or otherwise dispose of them to such Persons at such times and generally on such terms and conditions as they think fit. Upon the first issuance of any new class of shares the Board shall specify in the particulars thereof the rights and conditions applying to such shares.

2.7         The Company may apply its shares or capital money either directly or indirectly in payment of a commission, discount, or allowance to a Person. Any such commission, discount or allowance may be satisfied by the payment of cash and/or by the allotment of fully or partly-paid shares or in any other way.

2.8         EXCEPT ONLY as the Articles otherwise provide or as is required by law, no Person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

2.8.1

3.           STATED CAPITAL ACCOUNTS

3.1         The Company shall maintain a stated capital account in accordance with the Law for each class of issued share. A stated capital account may be expressed in any currency.

Annex C-7

3.2         Subject to the requirements of the Law, and except as provided in Article 3.3, there shall be transferred to the stated capital account for each class of share:

3.2.1      the amount of cash received by the Company for the issue of shares of that class;

3.2.2      the value, as determined by the Directors, of the “cause” received by the Company, otherwise than in cash, for the issue of shares of that class; and

3.2.3      every other amount which is from time to time required by the Law to be transferred to a stated capital account.

3.3         Where the Law permits the Company to refrain from transferring any amount to a stated capital account, that amount need not be so transferred; but the Directors may if they think fit nevertheless cause all or any part of such amount to be transferred to the relevant stated capital account.

3.4         The Company may by Special Resolution transfer an amount to a stated capital account of the Company from any other account of the Company.

3.5         Where, for the purposes of Article 3.2.2, the Directors are to determine the value of any “cause” received by the Company they may rely on such indicator or indicators of value as appear to them to be reasonable and practicable in the circumstances.

4.           ALTERATION OF SHARE CAPITAL

4.1         The Company may by Special Resolution alter its share capital as stated in the Memorandum of Association in any manner permitted by the Companies Law.

4.2         Any new shares created on an increase or other alteration of share capital shall be issued upon such terms and conditions as the Company may by Special Resolution determine.

4.3         Any capital raised by the creation of new shares shall, unless otherwise provided by the conditions of issue of the new shares, be considered as part of the original capital and the new shares shall be subject to the provisions of these Articles with reference to the payment of calls, transfer and transmission of shares, lien or otherwise applicable to the existing shares in the Company.

4.4         Subject to the provisions of the Companies Law, the Company may by Special Resolution reduce its capital accounts in any way.

5.           VARIATION OF RIGHTS

5.1         Whenever the capital of the Company is divided into different classes of shares, the special rights attached to any class may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated, either whilst the Company is a going concern or during or in contemplation of a winding-up, with:

5.1.1      the sanction of a Special Resolution passed at a meeting of the relevant class of Shareholders; or

5.1.2      with the consent in Writing of Shareholders holding in the aggregate, at the relevant date, not less than sixty-seven percent (67%) of the issued shares of the relevant class (excluding any such shares held in treasury).

5.2         Save as otherwise provided in these Articles, all the provisions of these Articles and the Companies Law relating to General Meetings and to the proceedings thereat shall, mutatis mutandis, apply to every such separate class meeting (EXCEPT THAT the necessary quorum shall be two Persons holding or representing by proxy at least one-third in nominal amount of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not Present, those Shareholders who are Present shall be a quorum)).

Annex C-8

5.3         The rights (including special rights) conferred upon the holders of any shares or class of shares issued with preferred, deferred or other special rights shall (unless otherwise expressly provided by the conditions of issue of such shares) be deemed not to be varied by the creation or issue of further shares ranking pari passu therewith or subordinate thereto.

6.           REGISTER OF SHAREHOLDERS

6.1         The Directors shall maintain (or cause to be maintained) a Register in the manner required by the Companies Law. The Register shall be kept at the Office or at such other place in Jersey, Channel Islands as the Directors from time to time determine.

6.2         Subject to the provisions of the Companies Law, the Company may keep an overseas branch register in any country, territory or place. The board may make and vary such regulations as it may think fit in relation to the keeping of any such overseas branch register, including any regulations regarding the transfer of shares from such overseas branch register to the register, the transfer of shares from the register to such overseas branch register or the inspection of the overseas branch register. For so long as the shares of the Company are listed on a stock exchange in the United States, the Company shall maintain a US branch register.

7.           FORFEITURE OF SHARES

7.1         If a Shareholder fails to pay any call (or instalment of a call) on or before the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call (or instalment) remains unpaid, serve a Notice on him requiring payment of so much of the call (or instalment) as is unpaid, together with any interest which may have accrued and any costs, charges and expenses which may have been incurred by the Company by reason of such non-payment.

7.2         The Notice shall name a further day (not earlier than the expiration of fourteen (14) Clear Days from the date of service of such Notice) on or before which the payment required by the Notice is to be made, and the place where payment is to be made, and shall state that in the event of non-payment at (or before) the time appointed, and at the place appointed, the shares in respect of which the call was made will be liable to be forfeited.

7.3         If the requirements of any such Notice as aforesaid are not complied with any share in respect of which such Notice has been given may at any time thereafter before payment of all calls and interest due in respect thereof has been made be forfeited by a resolution of the Directors to that effect and such forfeiture shall include all dividends which shall have been declared on the forfeited shares and not actually paid before the forfeiture.

7.4         When any share has been forfeited in accordance with these Articles, Notice of the forfeiture shall forthwith be given to the holder of the share or the Person entitled to the share by transmission as the case may be and an entry of such Notice having been given and of the forfeiture with the date thereof shall forthwith be made in the Register opposite to the entry of the share but no forfeiture shall be invalidated in any manner by any omission or neglect to give such Notice or to make such entry as aforesaid.

7.5         The Directors may, at any time after serving a Notice in accordance with Article 7.1, accept from the Shareholder concerned the surrender of such shares as are the subject of the Notice, without the need otherwise to comply with the provisions of Articles 7.1 to 7.4. Any such shares shall be surrendered immediately and irrevocably upon the Shareholder delivering to the Company the share certificate for the shares (if any be so issued) and such surrender shall also constitute a surrender of all dividends declared on the surrendered shares but not actually paid before the surrender. The Company shall, upon such surrender forthwith make an entry in the Register of the surrender of the share with the date thereof but no surrender shall be invalidated in any manner by any omission or neglect to make such entry as aforesaid.

Annex C-9

7.6         A forfeited or surrendered share shall become the property of the Company and may be sold, re- allotted or otherwise disposed of (either to the Person who was before forfeiture or surrender the holder thereof or entitled thereto or to any other Person) upon such terms and in such manner as the Directors think fit at any time before a sale, re-allotment or other disposition, the forfeiture or surrender may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited or surrendered share is to be transferred to any Person the Directors may authorise some Person to execute an instrument of transfer of the share to that Person.

7.7         A Person whose shares have been forfeited or surrendered shall cease to be a Shareholder in respect of the forfeited or surrendered shares and shall (if he has not done so already) surrender to the Company for cancellation the certificate (if any be so issued) for the shares forfeited or surrendered. Notwithstanding the forfeiture or the surrender, such Person shall remain liable to pay to the Company all monies which at the date of forfeiture or surrender were presently payable by him in respect of those shares with interest thereon at the rate at which interest was payable before the forfeiture or surrender or at such rate as the Directors may reasonably determine from the date of forfeiture or surrender until payment, PROVIDED THAT the Directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal.

7.8         A declaration under oath by a Director or the Secretary (or by an Officer of a corporate Secretary) that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts therein stated as against all Persons claiming to be entitled to the share. The declaration and the receipt of the Company for the consideration (if any) given for the share on the sale re-allotment or disposal thereof together with the certificate for the share delivered to a purchaser or allottee thereof shall (subject to the execution of an instrument of transfer) constitute good title to the share. The Person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any) nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in respect of the forfeiture, surrender, sale, re-allotment or disposal of the share.

8.           TRANSFER OF SHARES

8.1         Save as otherwise permitted under the provisions of the Companies Law, all transfers of shares shall be affected using an instrument of transfer.

8.2         The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods as the Directors may reasonably determine.

8.3         Unless otherwise decided by the Directors in their sole discretion no fee shall be charged in respect of the registration of any instrument of transfer or other document relating to or affecting the title to any share.

8.4         In respect of any allotment of any share the Directors shall have the same right to decline to approve the registration of any renouncee of any allottee as if the application to allot and the renunciation were a transfer of a share under these Articles.

8.5         Notwithstanding any other provision of these Articles, in the case of any share which is the subject of any security agreement by or pursuant to which a security interest has been granted in respect of such share:

8.5.1      the Company shall not have any lien on such share;

8.5.2      no such share may be forfeited, pursuant to the provisions of Article 7 (Forfeiture of Shares) or otherwise;

Annex C-10

8.5.3      the Directors may not refuse and must recognise and immediately register the transfer of any such share where an instrument of transfer is lodged at the Office accompanied by the certificate (if any be so issued) for any such share to which it relates and a certificate by the Person to whom such security has been granted (or any successor or assignee of any such Person) that the instrument of transfer was executed pursuant to or in connection with such a security agreement;

8.5.4      the registration of any such transfer of any such share may not be suspended; and

8.5.5      no fee shall be charged or payable in respect of the registration of any instrument of transfer or other document relating to or affecting the title to any such share.

9.           TRANSMISSION OF SHARES

9.1         In the case of the death of a Shareholder, the survivor (or survivors where the deceased was a joint holder) and the executors or administrators of the deceased where he was a sole or only surviving holder shall be the only Persons recognised by the Company as having any title to his interest in the shares, BUT NOTHING in this Article shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share which had been solely or jointly held by him.

9.2         Any Person becoming entitled to a share in consequence of the death, bankruptcy or incapacity of a Shareholder shall, upon producing such evidence of his title as the Directors may require, have the right either to be registered in the Register himself as the holder of the share or to make such transfer thereof as the deceased, bankrupt or incapacitated Shareholder could have made (but, for the avoidance of doubt, the Directors shall, in either case, have the same right to refuse or suspend registration as they would have had in the case of a transfer of the share by the deceased, bankrupt or incapacitated Shareholder before his death, bankruptcy or incapacity).

9.3         If the Person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a Notice Signed by him stating that he so elects. If he shall elect to have another Person registered, he shall testify his election by an instrument of transfer of the share in favour of that Person. All the limitations restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such Notice or instrument of transfer as aforesaid as if it were an instrument of transfer executed by the Shareholder and the death, bankruptcy or incapacity of the Shareholder had not occurred.

9.4         A Person so becoming entitled to a share in consequence of the death, bankruptcy or incapacity of a Shareholder shall have the right to receive, and may give a discharge for, all dividends and other moneys payable (or other advantages due) on or in respect of the share, but he shall not be entitled to receive notice of, or to attend or vote at, meetings of the Company, or, save as aforesaid, to any of the rights or privileges of a Shareholder unless and until he shall be registered in the Register as a Shareholder in respect of the share.

10.         NOTICE OF GENERAL MEETINGS

10.1       Notice of General Meetings shall be made:

10.1.1    by giving it by electronic communication to an address for the time being notified to the Company by the Shareholder concerned for that purpose; and

10.1.2    by making it available on the Company’s website and publishing a press release.

10.2       At least fourteen Clear Days’ Notice shall be given of every AGM and of every EGM, including without limitation, every general meeting called for the passing of a Special Resolution.

Annex C-11

10.3       A meeting of the Company shall notwithstanding that it is called by shorter Notice than that specified in Article 10.2 be deemed to have been duly called if it is so agreed:

10.3.1    in the case of an AGM by all the Members entitled to attend and vote thereat; and

10.3.2    in the case of any other meeting by a majority in number of the Members having a right to attend and vote at the meeting being a majority together holding not less than the minimum percentage of voting rights prescribed by the Companies Law.

10.4       Every Notice shall specify the day and the time of the meeting and the general nature of the business to be transacted and in the case of an AGM shall specify the meeting as such. The Notice shall also specify:

10.4.1    in the case of a physical meeting, the meeting place of the meeting;

10.4.2    in the case of a Virtual Meeting, the information required by Article 10.5; and

10.4.3    in the case of a physical meeting at which Virtual Attendance is permitted, the information required by Article 10.5 in respect of such Virtual Attendance.

10.5       The Notice of a General Meeting to be held as a Virtual Meeting, or of a General Meeting to be held as a physical meeting at which Virtual Attendance is permitted, shall specify in respect of attendance at such meeting by means of participating in a communication:

10.5.1    the means of communication by participating in which Persons are able to attend such meeting;

10.5.2    the manner in which such Persons may be required to authenticate their identity or eligibility so to attend such meeting; and

10.5.3    any special provisions in connection with the exercise of votes by such Persons who so attend such meeting.

10.6       Subject to the provisions of these Articles and to any restrictions imposed on any shares, Notice of every General Meeting shall be given to all the Members, to all Persons entitled to a share in consequence of the death, Bankruptcy or incapacity of a Member, to the Auditors (if any) and to every Director who has notified the Secretary in Writing of his/her desire to receive Notice of General Meetings.

10.7       In every Notice calling a meeting of the Company there shall appear with reasonable prominence a statement that a Member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him/her and that a proxy need not also be a Member.

10.8       The accidental omission to give Notice of a meeting to or the non-receipt of Notice of a meeting by any Person entitled to receive Notice shall not invalidate the proceedings at that meeting.

11.         PARTICIPATION AT GENERAL MEETINGS

11.1       A shareholder that wishes to participate in a General Meeting must notify the company, of its and any assistants, intention to attend the meeting, no later than the date stated in the notice of the meeting. Such a date may not be on a weekend or other public holiday in Jersey and the United States of America, and may not occur earlier than five week-days prior to the General Meeting. The number of assistants may not be more than two.

11.2       No business shall be transacted at any General Meeting except the adjournment of the meeting unless a quorum of Members is Present at the time when the meeting proceeds to business. Such quorum shall consist of not less than two Members Present but so that not less than two individuals will constitute the quorum, provided that if at any time all of the issued shares in the Company with voting rights are held by one Member such quorum shall consist of that Member Present.

Annex C-12

11.3       The board of Directors may resolve to enable Persons entitled to attend a General Meeting to do so by participating in any means of communication (including communication by electronic means) by which in accordance with the Law such Persons are deemed to be Present at a meeting with the other Persons participating in such communication. The Members so Present at a Virtual Meeting or so attending (and thus Present) by way of Virtual Attendance shall be counted in the quorum for, and entitled to vote at, the General Meeting in question, and that meeting shall be duly constituted and its proceedings valid, if the chairperson of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that all Members Present are able to:

11.3.1    communicate with one another so that each Member participating in the communication can hear what is said by any other of them such that they are deemed in accordance with the Law to be Present at a meeting with the other Persons participating in such communication; and

11.3.2    participate in the business for which the meeting has been convened,

and such a meeting shall be deemed to be a General Meeting of the Company for the purposes of these Articles notwithstanding any other provisions of these Articles and all of the provisions of these Articles and of the Law relating to General Meetings of the Company and to the proceedings thereat shall apply mutatis mutandis to every such meeting.

11.4       In the case of a Virtual Meeting, the General Meeting shall be deemed to take place at the place at which the chairperson of the meeting is physically present. In the case of a physical meeting at which Virtual Attendance is permitted, the General Meeting shall be deemed to take place at the physical meeting place of that meeting (irrespective of whether the chairperson of the meeting is physically present at such physical meeting place, or is present by way of Virtual Attendance).

11.5       If within half-an-hour from the time appointed for the meeting a quorum is not Present or if during the meeting a quorum ceases to be Present the meeting shall stand adjourned to the same day in the next week at the same time and (in the case of a physical meeting, whether or not Virtual Attendance is permitted) place or to such other time and (in the case of a physical meeting, whether or not Virtual Attendance is permitted) place as the Directors shall determine and if at such adjourned meeting a quorum is not Present within half-an-hour from the time appointed for the holding of the meeting those Members Present shall constitute a quorum.

11.6       The chairperson (if any) of the Directors shall preside as chairperson at every general meeting of the Company or if there is no such chairperson or if he/she shall not be present, whether physically present or by way of Virtual Attendance at a physical meeting where Virtual Attendance is permitted, or by participating in a Virtual Meeting, within fifteen minutes after the time appointed for the holding of the meeting or is unwilling to act, the Directors so present shall select one of their number present to be chairperson of the meeting.

11.7       If at any meeting no Director is willing to act as chairperson or if no Director is present, whether physically present or by way of Virtual Attendance at a physical meeting where Virtual Attendance is permitted, or by participating in a Virtual Meeting, within fifteen minutes after the time appointed for holding the meeting, the Members Present shall choose one of their number so Present to be chairperson of the meeting.

11.8       The chairperson may with the consent of any meeting at which a quorum is Present (and shall if so directed by the meeting) adjourn the meeting from time to time and (in the case of a physical meeting, whether or not Virtual Attendance is permitted) from place to place but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, Notice of the adjourned meeting shall be given as in the case of the original meeting. Save as aforesaid it shall not be necessary to give any Notice of any adjourned meeting or of the business to be transacted at an adjourned meeting.

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11.9       At any general meeting a resolution put to the vote of the meeting shall be decided in the first instance on a show of hands unless before or on the declaration of the result of the show of hands a poll is demanded.

11.10     Subject to the provisions of the Companies Law, a poll may be demanded:

11.10.1  by the chairperson;

11.10.2  by at least two Members having the right to vote on the resolution; or

11.10.3  by a Member or Members representing not less than one tenth of the total voting rights of all the Members having the right to vote on the resolution.

11.11     Unless a poll is duly demanded, a declaration by the chairperson that a resolution has on a show of hands been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

11.12     If a poll is duly demanded it shall be taken at such time and in such manner as the chairperson directs and the results of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

11.13     In the event of an equality of votes at any general meeting the chairperson shall not be entitled to a second or casting vote.

11.14     A poll demanded on the election of the chairperson or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or on such day and at such time and place as the chairperson directs not being more than twenty-one days after the poll is demanded.

11.15     A demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded.

12.         VOTES OF MEMBERS

12.1       Subject to any special rights restrictions or prohibitions as regards voting for the time being attached to any shares as may be specified in the terms of issue thereof or these Articles:

12.1.1    on a show of hands, every Member Present otherwise than by proxy shall have one vote; and

12.1.2    on a poll, every Member Present (including by proxy) shall have one vote for each share of which it is the Holder.

12.2       In the case of joint Holders of any share such Persons shall not have the right of voting individually in respect of such share but shall elect one of their number to represent them and to vote whether personally or by proxy in their name. In default of such election the Person whose name appears first in order in the Register in respect of such share shall be the only Person entitled to vote in respect thereof.

12.3       A Member in respect of whom an order has been made by any court having jurisdiction (whether in Jersey or elsewhere) in matters concerning legal incapacity or interdiction may vote, whether on a show of hands or a poll, by his/her attorney, curator, receiver or other Person authorised in that behalf appointed by that court and any such attorney, curator, receiver or other Person may vote by proxy. Evidence to the satisfaction of the Directors of the authority of such attorney, curator, receiver or other Person may be required by the Directors prior to any vote being exercised by such attorney, curator, receiver or other Person.

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12.4       No Member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by it in respect of shares in the Company of which it is Holder or one of the joint Holders have been paid.

12.5       No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairperson of the meeting whose decision shall be final and conclusive.

12.6       On a poll, a Member entitled to more than one vote need not, if it votes, use all its votes or cast all the votes it uses in the same way.

12.7       The Directors may at the expense of the Company send by post or otherwise to the Members instruments of proxy (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the Holders of any class of shares of the Company either in blank or nominating in the alternative any one or more of the Directors or any other Persons. If for the purpose of any meeting invitations to appoint as proxy a Person or one or more of a number of Persons specified in the invitations are issued at the Company’s expense they shall be issued to all (and not to some only) of the Members entitled to be sent a Notice of the meeting and to vote thereat by proxy.

12.8       The instrument appointing a proxy shall be in Writing in any common form or as approved by the Directors and shall be under the hand of the appointor or of its attorney duly authorised in Writing or if the appointor is a corporation either under seal or under the hand of a duly authorised officer, attorney or other representative. A proxy need not be a Member.

12.9       The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is Signed shall:

12.9.1    be deposited at the Office or at such other place as is specified for that purpose by the Notice convening the meeting not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which the Person named in the instrument proposes to vote;

12.9.2    in the case of a poll taken more than forty-eight hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than twenty-four hours before the time appointed for taking the poll; or

12.9.3    where the poll is not taken forthwith but is taken not more than forty-eight hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairperson or the Secretary or to any Director.

12.10     In calculating the periods referred to in Articles 12.9.1, 12.9.2 and 12.9.3, no account shall be taken of any part of a day that is not a Business Day.

12.11     An instrument of proxy which is not deposited in the manner so required shall be valid only if it is approved by all the other Members who are Present at the meeting.

12.12     Unless the contrary is stated thereon the instrument appointing a proxy shall be as valid as well for any adjournment of the meeting as for the meeting to which it relates.

12.13     A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or incapacity of the principal or revocation of the proxy or of the authority under which the proxy was executed provided that no Notice in Writing of such death, incapacity or revocation shall have been received by the Company at the Office before the commencement of the meeting or adjourned meeting at which such vote is cast.

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13.         MATTERS FOR THE ANNUAL GENERAL MEETING

13.1       The AGM shall be held annually within six months after the end of the financial year. At the AGM, the following matters shall be considered:

13.1.1    Election of the chair of the meeting

13.1.2    Preparation and approval of the voting list

13.1.3    Election of one person to certify the minutes

13.1.4    Approval of agenda

13.1.5    Presentation of the annual report and auditor’s report and, if any, the group annual report and the group auditor’s report

13.1.6    Decision regarding: adoption of income statement and balance sheet and, if any, the group income statement and the group balance sheet, the profit and loss of the company in accordance with the adopted balance sheet, discharge from liability for the board of directors and the chief executive officer

13.1.7    Determining the fees for the board of directors and the auditor

13.1.8    Election of the board of directors and the auditor

13.1.9    Election of the chair of the board of directors

13.1.10  Any other matter which has been referred to the general meeting according to Companies (Jersey) Law 1991 or the articles of association.

13.2       The Board may also convene a general meeting other than an annual meeting whenever it thinks fit.

13.3       The board may make any security arrangements which it considers appropriate relating to the holding of a general meeting of the Company including, without limitation, requiring any person attending a meeting to provide evidence of identity satisfactory to the board and arranging for such person to be searched and for items of personal property which may be taken into a meeting to be restricted.

14.         DIRECTORS

14.1       Subject to the provisions of the Companies Law, and save as may be amended by Ordinary Resolution, the minimum number of Directors shall be three and the maximum number of Directors shall be ten.

14.2       A Director need not be a Shareholder but provided he has notified the Secretary in Writing of his desire to receive Notice of General Meetings in accordance with Article 10.6 he shall be entitled to receive Notice of any General Meeting. Whether or not a Director is entitled to receive such Notice, he may nevertheless attend and speak at any such meeting.

15.         POWERS OF DIRECTORS

The business of the Company shall be managed by the Directors who may pay all expenses incurred in promoting and registering the Company and may exercise all such powers of the Company, SAVE FOR any matters which are by the Companies Law or these Articles required to be exercised by the Company in General Meeting..

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15.1       The Directors’ powers shall be subject to the provisions of these Articles, to the provisions of the Companies Law and to such regulations (being not inconsistent with the aforesaid regulations or provisions) as may be prescribed by the Company in General Meeting but no regulations made by the Company in General Meeting shall invalidate any prior act of the Directors which would have been valid if such regulations had not been made.

15.2       The Directors may by power of attorney, mandate or otherwise appoint any Person to be the agent of the Company for such purposes and on such conditions as they determine including authority for the agent to delegate all or any of his powers.

15.3       Where a Director, other officer of the Company or any Person duly authorised to act on behalf of the Company, is required or permitted to execute a document or notice on behalf of the Company (pursuant to these Articles or otherwise), he shall be permitted to execute such document or notice on behalf of the Company by using an Electronic Signature.

16.         DELEGATION OF DIRECTORS’ POWERS

16.1       The Directors may delegate any of their powers to committees consisting of such Director or Directors and/or such other Person or Persons as they think fit. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to such Director or Directors and/or other Person or Persons as such committee thinks fit (whether or not such Director(s) or other Person(s) act as a committee) all or any of the powers delegated and may be made subject to such conditions as the Directors may specify, and may be revoked or altered.

16.2       The meetings and proceedings of any such committee consisting of two or more Persons shall be governed by the provisions of these Articles regulating the meetings and proceedings of the Directors so far as the same are applicable and are not superseded by any regulations made by the Directors under this Article.

17.         APPOINTMENT OF DIRECTORS

17.1       Where these Articles are adopted by the Company either upon incorporation or for any other reason prior to the appointment of the first Directors, the first Directors of the Company shall be appointed in Writing by the subscribers to the Memorandum of Association or by a majority of them. Any Director so appointed, and any Director duly holding office prior to the adoption of these Articles, shall continue to hold office until he resigns or is disqualified or removed in accordance with the provisions hereof.

17.2       The Shareholders shall have power at any time (and from time to time) to appoint any Person (other than one disqualified or ineligible by law to act as a director of a company) to be a Director either to fill a casual vacancy or as an addition to the existing Directors, PROVIDED THAT the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors. Any Director so appointed shall hold office until he resigns or retires or is disqualified or removed in accordance with the provisions of these Articles.

17.3       The Company may by Ordinary Resolution:

17.3.1    appoint any Person (not being a Prohibited Person) as a Director; and

17.3.2    remove any Director from office.

17.4       The Company shall keep or cause to be kept a register of particulars with regard to its Directors in the manner required by the Companies Law.

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18.         RESIGNATION, DISQUALIFICATION & REMOVAL OF DIRECTORS

18.1       The office of a Director shall be vacated if the Director:

18.1.1    resigns his office by Notice to the Company;

18.1.2    retires;

18.1.3    ceases to be a Director by virtue of any provision of the Companies Law or he becomes prohibited or disqualified by law from being a Director;

18.1.4    becomes Bankrupt or makes any arrangement or composition with his creditors generally;

18.1.5    becomes of unsound mind; or

18.1.6    is removed from office by Ordinary Resolution passed pursuant to Article 17.3.2.

19.         REMUNERATION & EXPENSES OF DIRECTORS

19.1       The Directors shall be entitled to such remuneration as the Company may by Ordinary Resolution determine.

19.2       The Directors shall be paid out of the funds of the Company their travelling hotel and other expenses properly and necessarily incurred by them in connection with their attendance at meetings of the Directors or Shareholders or otherwise in connection with the discharge of their duties.

20.         EXECUTIVE DIRECTORS

20.1       The Directors may from time to time appoint one of their number to the office of managing director or to any other executive office under the Company on such terms and for such periods as they may determine.

20.2       The appointment of any Director to any executive office shall be subject to termination if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

20.3       The Directors may entrust to and confer upon a Director holding any executive office any of the powers exercisable by the Directors upon such terms and conditions and with such restrictions as they think fit and either collaterally with or to the exclusion of their own powers and may from time to time revoke withdraw alter or vary all or any of such powers.

21.         DIRECTORS’ INTERESTS

21.1       A Director who has, directly or indirectly, an interest in a transaction entered into or proposed to be entered into by the Company or by a subsidiary of the Company which to a material extent conflicts or may conflict with the interests of the Company and of which he is aware, shall disclose to the Company the nature and extent of his interest.

21.2       For the purposes of Article 21.1:

21.2.1    the disclosure shall be made at the first meeting of the Directors at which the transaction is considered after the Director concerned becomes aware of the circumstances giving rise to his duty to make it or, if for any reason he fails to do so at such meeting, as soon as practical after the meeting, by Notice in Writing delivered to the Secretary;

21.2.2    the Secretary, where the disclosure is made to him shall inform the Directors that it has been made and shall in any event table the Notice of the disclosure at the next meeting after it is made;

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21.2.3    a disclosure to the Company by a Director in accordance with Article 21.1 that he is to be regarded as interested in a transaction with a specified Person is sufficient disclosure of his interest in any such transaction entered into after the disclosure is made; and

21.2.4    any disclosure made at a meeting of the Directors shall be recorded in the minutes of the meeting.

21.3       Subject to the provisions of the Companies Law, a Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to tenure of office, remuneration and otherwise as the Directors may determine.

21.4       Subject to the provisions of the Companies Law, and PROVIDED THAT he has disclosed to the Company the nature and extent of any of his material interests in accordance with Article 21.1, a Director notwithstanding his office:

21.4.1    may be a party to or otherwise interested in any transaction or arrangement with the Company or in which the Company is otherwise interested;

21.4.2    may be a director or other officer of or employed by or a party to any transaction or arrangement with or otherwise interested in any body corporate promoted by the Company or in which the Company is otherwise interested;

21.4.3    shall not by reason of his office be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit; and

21.4.4    may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

22.         PROCEEDINGS OF DIRECTORS

22.1       The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit.

22.2       A Director may at any time, and the Secretary at the request of a Director shall, summon a meeting of the Directors by giving to each Director not less than twenty- four (24) hours’ notice of the meeting PROVIDED THAT any meeting may be convened at shorter notice and in such manner as each Director shall approve (including by word of mouth or by Electronic Communication to an address given by the Director to the Company for this purpose or to his last known address or any other address given by him to the Company for this purpose) and PROVIDED FURTHER THAT unless otherwise resolved by the Directors notices of Directors’ meetings need not be in Writing. A Director may waive the requirement that notice be given to him of a meeting of the Board, either prospectively or retrospectively.

22.3       Questions arising at any meeting shall be determined by a majority of votes.

22.4       In the case of an equality of votes the chair shall not have a second or casting vote.

22.5       A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors. The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed at any other number shall be three.

22.6       A Director notwithstanding his interest may be counted in the quorum present at any meeting at which any contract or arrangement in which he is interested is considered and, provided he has made the disclosure required by Article 21.1, he may vote in respect of any such contract or arrangement except those concerning his own terms of appointment.

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22.7       If a Director is by any means in communication with one or more other Directors so that each Director participating in the communication can hear what is said by any other of them each Director so participating in the communication is deemed to be present at a meeting with the other Directors so participating notwithstanding that all the Directors so participating are not present together in the same place. A meeting held in this way is deemed to take place at the place where the largest group of participating directors is assembled or, if no such group is readily identifiable, at the place from where the chair of the meeting participates.

22.8       The continuing Directors or Director may act notwithstanding any vacancies in their number but if the number of Directors is less than the number fixed as the quorum or becomes less than the number required by the Companies Law the continuing Directors or Director may act only for the purpose of filling vacancies or of calling a General Meeting. If there are no Directors or no Director is able or willing to act then any Shareholder or the Secretary may summon a General Meeting for the purpose of appointing Directors.

22.9       Subject to the provisions of Article 13.1.9, the Directors may from time to time elect from their number, and remove, a chair and/or deputy chair and/or vice-chair of the board of Directors and determine the period for which they are to hold office.

22.10     The chair, or in his absence the deputy chair, or in his absence the vice-chair, shall preside at all meetings of the Directors but if no such chair, deputy chair or vice-chair be elected or if at any meeting the chair, deputy chair or vice-chair is not present within five (5) minutes after the time appointed for holding the meeting or he is unwilling to act as chair of the meeting, the Directors present may choose one of their number to be the chair of the meeting.

22.11     A resolution in Writing Signed by a majority in number of the Directors entitled to receive Notice of a meeting of Directors or of a committee of Directors shall be valid and effectual as if it had been passed at a meeting of the Directors or of a committee of Directors duly convened and held and may consist of several documents in like form each Signed by one or more Directors.

22.12     Notwithstanding anything to the contrary within these Articles, meetings of the Board shall be held at such locations and in such manner, and resolutions of the Directors passed in writing shall be signed, so as to cause the Company to:

22.12.1  be resident for taxation purposes in Jersey; and

22.12.2  comply with the Taxation (Companies – Economic Substance) (Jersey) Law 2019.

22.13     All acts done bona fide by any meeting of Directors or of a committee appointed by the Directors or by any Person acting as a Director shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any such Director or committee or Person acting as aforesaid, or that they (or any of them) were disqualified, or had vacated office, or were not entitled to vote, be as valid as if every such Person had been duly appointed, was qualified, had continued to be a Director or a member of a committee appointed by the Directors and had been entitled to vote.

23.         MINUTE BOOK

23.1       The Directors shall cause to be entered in books kept for the purpose:

23.1.1    the minutes of all proceedings at General Meetings, class meetings, Directors’ meetings and meetings of committees appointed by the Directors (such minutes to include the names of the Persons present thereat and the location, date and time of the meeting concerned);

23.1.2    all resolutions in Writing passed in accordance with these Articles;

23.1.3    all such other records as are from time to time required by the Companies Law or, in the opinion of the Directors, by good practice to be minuted or retained in the books of the Company.

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23.2       Any minutes of a meeting if purporting to be Signed by the chair of the meeting at which the proceedings were had or by the chair of the next succeeding meeting shall be conclusive evidence of the proceedings.

24.         SECRETARY

24.1       Subject to the provisions of the Companies Law, the Directors:

24.1.1    shall appoint a Secretary; and

24.1.2    may appoint one or more assistant and/or deputy secretaries;

in each case for such term, at such remuneration and upon such conditions as they may think fit and any Secretary so appointed may be removed by the Directors.

24.2       Anything required or authorised to be done by or to the Secretary may, if the office is vacant or there is for any other reason no Secretary capable of acting, be done by or to any assistant or deputy secretary, or if there is no assistant or deputy secretary capable of acting, by or to any Person authorised generally or specifically in that behalf by the Directors PROVIDED THAT any provisions of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by it being done by or to the same Person acting both as Director and as, or in the place of, the Secretary.

24.3       The Company shall keep or cause to be kept at the Office a register of particulars with regard to its Secretary in the manner required by the Companies Law.

25.         THE SEAL

25.1       The Directors may determine that the Company shall have a Seal. Subject to the Companies Law, if the Company has a Seal the Directors may determine that it shall also have an official seal for use in (and which shall bear the name of) any country, territory or place outside of Jersey, Channel Islands and an official seal for sealing securities issued by the Company or for sealing documents creating or evidencing securities so issued.

25.2       The Directors shall provide for the safe custody of all seals and no seal shall be used except by the authority of a resolution of the Directors or of a committee of the Directors authorised in that behalf by the Directors.

25.3       The Directors may from time to time make such regulations as they think fit the Persons and the number of such Persons in whose presence the Seal shall be used and, until otherwise so determined, the Seal shall be affixed in the presence of two Directors, of one Director and the Secretary or of one Director and some other Person duly authorised by the Board.

25.4       The Company may authorise an agent appointed for the purpose to affix any seal of the Company to a document to which the Company is a party.

26.         AUTHENTICATION OF DOCUMENTS

26.1       Any Director or the Secretary or any Person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company (including the Memorandum of Association and these Articles), any resolutions passed by the Company or the Directors and any books, records, documents and accounts relating to the business of the Company and to certify copies thereof or extracts therefrom as true copies or extracts.

26.2       Where any books, records, documents or accounts of the Company are situated elsewhere than at the Office the local manager or other Officer or the company having the custody thereof shall be deemed to be a Person appointed by the Directors for the purposes set out in Article 26.1.

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27.         DIVIDENDS

27.1       Subject to the provisions of the Companies Law, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Shareholders but no dividend shall exceed the amount recommended by the Directors.

27.2       Subject to the provisions of the Companies Law, the Directors may if they think fit from time to time pay to Shareholders eligible to receive dividends on their shares such interim dividends as appear to be justified by the profits of the Company.

27.3       If at any time the share capital of the Company is divided into different classes the Directors may pay such interim dividends in respect of those shares which confer on the holders thereof deferred or non-preferred rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend.

27.4       Subject to the provisions of the Companies Law, the Directors may also pay half-yearly, or at other suitable intervals to be settled by them, any dividend which may be payable at a fixed rate.

27.5       Provided the Directors act bona fide they shall not incur any personal liability to the holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights.

27.6       Subject to any particular rights or limitations as to dividend for the time being attached to any shares as may be specified in these Articles or upon which such shares may be issued, all dividends shall be declared apportioned and paid pro-rata according to the amounts Paid-Up on the shares on which the dividend is paid (otherwise than in advance of calls) PROVIDED THAT if any share is issued on terms providing that it shall rank for dividend as if Paid-Up (in whole or in part) or as from a particular date (either past or future) such share shall rank for dividend accordingly.

27.7       Subject to the rights of Persons, if any, entitled to shares with special rights as to dividend(s), all dividends shall be declared and paid according to the amount paid-up on the shares in respect whereof the dividend is paid (but no amount paid-up on a share in advance of calls shall be treated for the purposes of this Article as paid-up on the share) PROVIDED THAT if any share is issued on terms providing that it shall rank for dividend as from or after a particular date, such share shall rank for dividend accordingly.

27.8       The Directors may, before recommending any dividend, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which such sums may be properly applied and, pending such application, may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit.

27.9       The Directors may carry forward to the account of the succeeding year (or years) any balance which they do not think fit either to dividend or to place to reserve.

27.10     A General Meeting declaring a dividend may, upon the recommendation of the Directors, direct that payment of such dividend shall be satisfied, wholly or in part, by the distribution of specific assets and, in particular, of Paid-Up shares or debentures of any other company and the Directors shall give effect to such resolution. Where any difficulty arises in regard to the distribution, the Directors may settle the same as they think expedient and in particular may:

27.10.1  issue certificates representing part of a shareholding and may fix the value for distribution of such specific assets or any part thereof;

27.10.2  determine that cash payment shall be made to any Shareholders on the basis of the value so fixed in order to adjust the rights of Shareholders;

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27.10.3  vest any specific assets in trustees upon trust for the Persons entitled to the dividend as may seem expedient to the Directors; and

27.10.4  generally make such arrangements for the allotment, acceptance and sale of such specific assets or certificates representing part of a shareholding or otherwise as they think fit.

27.11     Any resolution declaring a dividend on the shares of any class whether a resolution of the Company in General Meeting or a resolution of the Directors or any resolution of the Directors for the payment of a fixed dividend on a date prescribed for the payment thereof may specify that the same shall be payable to the Persons registered as the holders of shares of the class concerned at the close of business on a particular date notwithstanding that it may be a date prior to that on which the resolution is passed (or as the case may be that prescribed for payment of a fixed dividend) and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any shares of the relevant class.

27.12     The Directors may deduct from any dividend or other monies payable to any Shareholder on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to the shares of the Company.

27.13     Any dividend or other monies payable in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the Shareholder or Person entitled thereto and in the case of joint holders to any one of such joint holders or to such Person and to such address as the holder or joint holders may in Writing direct. Every such cheque or warrant shall be made payable to the order of the Person to whom it is sent or to such other Person as the holder or joint holders may in Writing direct and payment of the cheque or warrant shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the Person entitled to the money represented thereby.

27.14     All unclaimed dividends may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. No dividend shall bear interest as against the Company.

27.15     Any dividend which has remained unclaimed for a period of ten (10) years from the date of declaration thereof shall if the Directors so resolve be forfeited and cease to remain owing by the Company and shall thenceforth belong to the Company absolutely.

28.         ACCOUNTS & AUDIT

28.1       The Company shall keep accounting records which are sufficient to show and explain the Company’s transactions and are such as to:

28.1.1    disclose with reasonable accuracy at any time the financial position of the Company at that time; and

28.1.2    enable the Directors to ensure that any accounts prepared by the Company comply with requirements of the Companies Law.

28.2       The Directors shall prepare accounts of the Company made up to such date in each year as the Directors shall from time to time determine in accordance with and subject to the provisions of the Companies Law.

28.3       The Directors shall deliver to the Registrar of Companies a copy of the accounts of the Company Signed on behalf of the Directors by one of them together with a copy of the report thereon by the Auditors in accordance with the Companies Law.

28.4       The Company by Ordinary Resolution shall appoint Auditors for any period or periods to examine the accounts of the Company and to report thereon in accordance with the Companies Law.

Annex C-23

29.         NOTICES

29.1       In the case of joint holders of a share all Notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding and Notice so given shall be sufficient Notice to all the joint holders.

29.2       A Notice or other document may be given to a Shareholder by the Company:

29.2.1    personally, through delivery by hand;

29.2.2    by sending it by post in a pre-paid envelope (which may, in the discretion of the Company, also be sent by registered mail) addressed to the Shareholder concerned at the address for the time being entered in the Register in respect of such Shareholder;

29.2.3    by leaving it at the address for the time being entered in the Register in respect of the Shareholder concerned (or at another address notified for the purpose) in an envelope addressed to such Shareholder;

29.2.4    by giving it by electronic communication to an address for the time being notified to the Company by the Shareholder concerned for that purpose;

29.2.5    by making it available on the Company’s website and publishing a press release; or

29.2.6    by any other means authorised in writing by the Shareholder concerned.

29.3       A Notice or other document may be given to the Company by a Shareholder:

29.3.1    by sending it by post in a pre-paid envelope (which may, in the discretion of the Shareholder concerned, also be sent by registered mail) addressed to the Company at the Office;

29.3.2    by leaving it at the Office in an envelope addressed to the Company;

29.3.3    by giving it by electronic communication to an address for the time being notified to all Shareholders by the Company for that purpose; or

29.3.4    by any other means, from time to time, authorised by the Company and notified to all Shareholders for such purpose by the Company.

29.4       A Notice or other document delivered by hand to a Shareholder shall have effect from its actual receipt.

29.5       A Notice or other document addressed to the Company or to a Shareholder at their registered address or other address for service in Jersey is, if sent by post, deemed to be given to such Person at the expiration of:

29.5.1    twenty-four (24) hours after it was sent pre-paid as first-class post;

29.5.2    forty-eight (48) hours after it was sent pre-paid as second-class post; or

29.5.3    seventy-two (72) hours after it was sent by registered mail;

and, in proving service, it is sufficient to prove that the envelope containing the Notice or document was properly addressed, pre-paid and posted.

29.6       A Notice or other document not sent by post but left at a registered address or address for service in Jersey is deemed to be given on the day (and at the time) it is so left.

Annex C-24

29.7       Where a Notice or other document is sent by an Electronic Communication in accordance with this Article 29, it shall be deemed to be given at the time it was sent PROVIDED THAT no electronic notice of failed delivery is received promptly after the same is sent. In respect of a notice given by Electronic Communication under this Article 29.7, in the event that the Company (or the sender on its behalf) promptly thereafter receives electronic notice of failed delivery, the Company (or, as the case may, the sender on its behalf) shall make two further attempts on the same day to send the notice by Electronic Communication. If notice of failed delivery is similarly received in respect of both subsequent attempts, the Company shall, within two (2) Business Days, dispatch to the Shareholder concerned (by first-class post) the same notice, which shall be deemed to be effective as of the date on which the first attempt was made to send the notice by Electronic Communication to the address provided for such purpose by the Shareholder concerned.

29.8       A Notice or other document served or delivered by the Company by any other means authorised in writing by the Shareholder concerned is deemed to be served when the Company has taken the action it has been authorised by the Shareholder to take for that purpose.

29.9       Any Shareholder Present, either personally (or by its authorised representative in the case of a corporation) or by proxy, at any General Meeting shall, for all purposes, be deemed to have received due Notice of such meeting (and, where requisite, of the purposes for which such meeting was convened).

29.10     A Notice may be given by the Company to the Persons entitled to a share in consequence of the death, bankruptcy or incapacity of a Shareholder by sending or delivering it in any manner authorised by these Articles for the giving of Notice to a Shareholder addressed to them by name or by the title of representatives of the deceased or trustee of the Bankrupt or curator of the Shareholder or by any like description at the address if any supplied for that purpose by the Persons claiming to be so entitled. Until such an address has been supplied a Notice may be given in any manner in which it might have been given if the death, bankruptcy or incapacity had not occurred. If more than one Person would be entitled to receive a Notice in consequence of the death, bankruptcy or incapacity of a Shareholder Notice given to any one of such Persons shall be sufficient Notice to all such Persons.

29.11     Notwithstanding anything to the contrary within these Articles:

29.11.1  of the provisions of these Articles any Notice to be given by the Company to a Director may be given in any manner agreed in advance by such Director; and

29.11.2  if deemed receipt of a Notice or other document to be given to or by a Person pursuant to these Articles would occur on a day which is not a Business Day, deemed receipt shall be at 9am on the next Business Day.

30.         INDEMNITY

30.1       In so far as the Companies Law allows, every present or former Officer of the Company shall be indemnified out of the assets of the Company against any loss or liability incurred by him by reason of being or having been such an Officer.

30.2       The Directors may without sanction of the Company in General Meeting authorise the purchase or maintenance by the Company for any Officer or former Officer of the Company of any such insurance as is permitted by the Companies Law in respect of any liability which would otherwise attach to such Officer or former Officer.

31.         EXCLUSIVE FORUM

31.1       The federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, amended, including all causes of action asserted against any defendant to such complaint.

Annex C-25

31.2       Any Person purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to this Article 31 This Article 31 is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that Person and who has prepared or certified any part of the documents underlying the offering. Notwithstanding the foregoing, the provisions of this Article 31 shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

31.3       If any provision or provisions of this Article 31 shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article 31 (including, without limitation, each portion of any paragraph of this Article 31 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other Persons and circumstances shall not in any way be affected or impaired thereby.

32.         WINDING UP

32.1       Subject to any particular rights or limitations for the time being attached to any shares as may be specified in these Articles or upon which such shares may be issued if the Company is wound up, the assets available for distribution among the Members shall be apportioned and distributed pro rata according to the number of shares in issue.

32.2       If the Company is wound up, the Company may with the sanction of a Special Resolution and any other sanction required by the Companies Law divide the whole or any part of the assets of the Company among the Members in specie and the liquidator or where there is no liquidator the Directors may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members and with the like sanction vest the whole or any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator or the Directors (as the case may be) with the like sanction determine but no Member shall be compelled to accept any assets upon which there is a liability.

33.         FIXING RECORD DATE

33.1       For the purpose of determining Members entitled to Notice of or to vote at any meeting of Members or any adjournment thereof or in order to make a determination of Members for any other proper purpose including, without limitation, for any dividend, distribution, allotment or issue, the Directors may fix a date as the record date for any such determination of Members.

33.2       A record date for any dividend, distribution, allotment or issue may be on or at any time before any date on which such dividend, distribution, allotment or issue is paid or made and on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared.

33.3       If no record date is fixed for the determination of Members entitled to Notice of or to vote at a meeting of Members, the date on which Notice of the meeting is sent shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting has been made in the manner provided in this Article such determination shall apply to any adjournment thereof.

34.         AUTHORISATION OF SHARE TRANSFERS TO BENEFICIAL OWNERS

34.1       In this Article 34, the “Scheme” means the scheme of arrangement dated ________________________ 2026 under Article 125 of the Law between CoinShares International Limited and the Scheme Shareholders, in its original form or with or subject to any modification, addition or condition proposed by CoinShares International Limited and approved or imposed by the Royal Court of Jersey and (save as defined in this Article 34) expressions defined in the Scheme shall have the same meanings in this Article 34.

Annex C-26

34.2       Notwithstanding any other provision of these Articles, subject to the Scheme becoming Effective, if pursuant to the Scheme any shares are to be allotted, issued, transferred out of treasury or transferred to Euroclear Sweden AB (“Euroclear”) at or after the Scheme Record Time (each a “Post-Scheme Share”), they will be issued or transferred on terms that they shall (on the Effective Date or, if later, on the issue or transfer) be immediately transferred to such person as Euroclear may direct (being in all cases the beneficial owner of the relevant Scheme Shares or their nominee) (the “New Member”), who shall be obliged to acquire each Post-Scheme Share subject to the terms of the Scheme. The Ordinary Shares issued or transferred pursuant to this Article 34.2 to the New Member will be credited as fully paid and will rank equally in all respects with all Ordinary Shares in issue at the time and be subject to the articles of association of the Company.

34.3       Notwithstanding any other provision of these Articles, if the Company allots or issues any Ordinary Shares or transfers any Ordinary Shares out of treasury to any person pursuant to the terms of the Scheme, to give effect to any transfer required by Article 34.2, the Company may appoint any person as attorney and/or agent for Euroclear to transfer the Post-Scheme Shares to the New Member and/or their nominee(s) and do all such other things and execute and deliver all such documents or deeds as may in the opinion of such attorney or agent be necessary or desirable to vest the Post-Scheme Shares in the New Member or their nominee(s) and pending such vesting, to exercise all such rights attaching to the Post-Scheme Shares as the New Members may direct.

34.4       The attorney or agent shall be empowered to execute and deliver as transferor a form or instrument of transfer or instructions of transfer on behalf of Euroclear in favour of the New Members and the Company may give a good receipt for the consideration of the Post-Scheme Shares and may register each New Member or their nominee as holder thereof and issue to it certificate(s) for the same. The Company shall not be obliged to issue a certificate to the New Member for the Post-Scheme Shares.

34.5       If the Scheme shall not have become Effective by the applicable date referred to in (or otherwise set in accordance with) the Scheme, this Article 34 shall cease to be of any effect.

35.         NON-APPLICATION OF STANDARD TABLE

35.1       The regulations constituting the Standard Table from time to time prescribed pursuant to the Companies Law shall not apply to the Company and are hereby expressly excluded in their entirety.

Annex C-27

EXHIBIT INDEX

Exhibit Number	Description
2.1+

Business Combination Agreement, dated as of September 8, 2025, by and between Vine Hill Capital Investment Corp., Odysseus Holdings Limited, Odysseus (Cayman) Limited, and CoinShares International Limited (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex A).

2.2	Form of Plan of Merger (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex B).
3.1*	Memorandum and Articles of Association of CoinShares International Limited.
3.2	Form of Memorandum and Articles of Association of Odysseus Holdings Limited (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex C).
4.1*	Specimen Ordinary Share Certificate.
4.2*

Warrant Agreement, dated as of September 5, 2024, by and between Vine Hill Capital Investment Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Vine Hill’s Current Report on Form 8-K filed on September 11, 2024).

4.3*	Form of Warrant Assignment and Assumption Agreement.
4.4*	Form of Warrant Certificate.
5.1*	Opinion of Carey Olsen Jersey LLP.
5.2*	Opinion of White & Case LLP.
8.1*	Tax Opinion of Paul Hastings LLP.
8.2*	Tax Opinion of White & Case LLP.
10.1

Sponsor Support Agreement dated, September 8, 2025, by and among Sponsor, SPAC, CoinShares and Holdco (incorporated by reference to Exhibit 10.1 of Vine Hill’s Current Report on Form 8-K, filed with the SEC on September 8, 2025).

10.2

Form of Shareholder Support Agreement, dated September 8, 2025, by and among the Key CoinShares Shareholders, SPAC, Holdco, CoinShares and SPAC Merger Sub (incorporated by reference to Exhibit 10.2 of Vine Hill’s Current Report on Form 8-K, filed with the SEC on September 8, 2025).

10.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 of Vine Hill’s Current Report on Form 8-K, filed with the SEC on September 8, 2025).
10.4	Form of A&R Registration Rights Agreement (incorporated by reference to Exhibit 10.4 of Vine Hill’s Current Report on Form 8-K, filed with the SEC on September 8, 2025).
10.5	Form of Subscription Agreement (incorporated by reference to Exhibit 99.6 of Vine Hill’s Current Report on Form 8-K, filed with the SEC on September 8, 2025).
10.6*	Form of Indemnification Agreement.
10.7*+#	Collateral Management Agreement, dated March 6, 2020, by and between Gabi Trading Limited and XBT Provider AB (PUBL).
10.8*+#

Cryptocurrency Custody Agreement, dated April 25, 2025, by and among Komainu (Jersey) Limited, CoinShares XBT Provider AB (publ), CoinShares (Jersey) Limited, The Law Debenture Trust Corporation p.l.c. and CoinShares Capital Markets (Jersey) Limited.

10.9*+	Custodial Services Agreement, dated as of January 17, 2024, by and between Valkyrie Bitcoin Fund and Bitgo Trust Company, Inc.
10.10*+	Digital Assets Custody Agreement, dated November 5, 2021, by and between Zodia Custody Limited and CoinShares Capital Markets (Jersey) Limited.
10.11*+#

Cryptocurrency Custody Agreement, dated August 28, 2025, by and among Zodia Custody Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited, The Law Debenture Trust Corporation p.l.c. and CoinShares Capital Markets (Jersey) Limited.

10.12*+#	Custodian Agreement, dated December 21, 2021, by and between Komainu Singapore PTE, Ltd. and CoinShares Capital Markets (Jersey) Limited.
10.13*+#

Cryptocurrency Custody Agreement, dated May 15, 2025, by and among Zodia Custody (Ireland) Limited, CoinShares XBT Provider AB (publ), CoinShares (Jersey) Limited, The Law Debenture Trust Corporation p.l.c. and CoinShares Capital Markets (Jersey) Limited.

10.14*+#

Cryptocurrency Custody Agreement, dated December 21, 2020, by and among Komainu (Jersey) Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited and The Law Debenture Trust Corporation p.l.c.

10.15*+

Amendment Agreement to Cryptocurrency Custody Agreement, dated December 21, 2020, by and among Komainu (Jersey) Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited and The Law Debenture Trust Corporation p.l.c.

Exhibit Number	Description
10.16*#

Second Amendment Agreement to Cryptocurrency Custody Agreement, dated December 21, 2020, by and among Komainu (Jersey) Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited and The Law Debenture Trust Corporation p.l.c.

10.17*#

Third Amendment Agreement to Cryptocurrency Custody Agreement, dated December 21, 2020, by and among Komainu (Jersey) Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited and The Law Debenture Trust Corporation p.l.c.

10.18*#

Fourth Amendment Agreement to Cryptocurrency Custody Agreement, dated December 21, 2020, by and among Komainu (Jersey) Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited and The Law Debenture Trust Corporation p.l.c.

10.19*#

Fifth Amendment Agreement to Cryptocurrency Custody Agreement, dated December 21, 2020, by and among Komainu (Jersey) Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited and The Law Debenture Trust Corporation p.l.c.

10.20*#

Sixth Amendment Agreement to Cryptocurrency Custody Agreement, dated December 21, 2020, by and among Komainu (Jersey) Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited and The Law Debenture Trust Corporation p.l.c.

16.1*	Letter Regarding Change in Accountants.
23.1*	Consent of Carey Olsen Jersey LLP (included in Exhibit 5.1 hereto).
23.2*	Consent of White & Case LLP (included in Exhibit 5.2 hereto).
23.3*	Consent of Paul Hastings LLP (included in Exhibit 8.1 hereto).
23.4*	Consent of Withum Smith+Brown, PC, related to the financial statements of Vine Hill Capital Investment Corp.
23.5*	Consent of Withum Smith+Brown, PC, related to the financial statements of Odysseus Holdings Limited.
23.6*	Consent of BDO LLP, related to the financial statements of CoinShares International Limited.
24.1	Power of Attorney (included on Coinshares International Limited signature page to the Registration Statement on Form F-4 filed on February 27, 2026).
99.1*	Form of Proxy Card.
99.2*	Consent of Caroline D. Pham to be Named as a Director.
99.3*	Consent of Paul Grinberg to be Named as a Director.
99.4*	Consent of Christopher D. Myers to be Named as a Director.
107*	Filing Fee Table.

____________

*        Previously filed

+        Certain schedules, exhibits and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant will provide a copy of such omitted materials to the Securities and Exchange Commission or its staff upon request.

#        The registrant has redacted provisions or terms of this exhibit pursuant to Regulation S-K Item 601(b)(10)(iv). While portions of the exhibit have been redacted, this exhibit includes a prominent statement on the first page of the exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential. The registrant agrees to furnish an unredacted copy of the exhibit to the SEC upon its request.

Item 22.     Undertakings.

(a)     The undersigned registrant hereby undertakes as follows:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Provided, however, that financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post- effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)    That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)    That every prospectus (i) that is filed pursuant to the immediately preceding paragraph or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Baliwick of Jersey, Channel Islands, on the 4th day of March, 2026.

Odysseus Holdings Limited
By:	/s/ Jeri-Lea Brown
Name:	Jeri-Lea Brown
Title:	Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities indicated on March 4, 2026.

Name	Title
/s/ Jeri-Lea Brown	Director (Principal Executive Officer and
Jeri-Lea Brown	Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of Odysseus Holdings Limited, has signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on March 4, 2026.

CoinShare Co.
By:	/s/ Beatriz Abella
Name:	Beatriz Abella
Title:	Authorized Signatory

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Baliwick of Jersey, Channel Islands, on the 4th day of March, 2026.

CoinShares International Limited
By:	/s/ Jean-Marie Mognetti
Name:	Jean-Marie Mognetti
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities indicated on March 4, 2026.

Name	Title
/s/ Jean-Marie Mognetti	Chief Executive Officer and Director
Jean-Marie Mognetti	(Principal Executive Officer)
/s/ Richard Nash	Chief Financial Officer
Richard Nash	(Principal Financial and Accounting Officer)
*	Chairman of the Board
Daniel Masters
*	Director
Carsten Koppen
*	Director
Johan Lundberg
*	Director
Christine Rankin
*	Director
Viktor Fritzen
*	By:	/s/ Jean-Marie Mognetti
	Name:	Jean-Marie Mognetti
	Title:	Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of CoinShares International Limited, has signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on March 4, 2026.

CoinShares Co
By:	/s/ Beatriz Abella
Name:	Beatriz Abella
Title:	Authorized Signatory